SUZANO
PETROQUÍMICA

RECEIVED
2004 DEC 29 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 17, 2004
Our ref.: 033/04

04054164

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
<u>File n°. 82-34667</u>

PROCESSED SUPPL
JAN 07 2005
THOMSON FINANCIAL

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of the following documents:

- Minutes of the Extraordinary General Meeting of November 18, 2004, at 2:00 p.m.;
- Minutes of the Special Meeting of Shareholders of Preferred Shares of November 18, at 10:00 p;m;
- Preliminary Offering Circular of December 06, 2004, referring to the public primary and secondary offering of preferred shares;
- Quarterly Financial Statements referring to the period ended on September 30, 2004;
- Press Release of October 28, 1004;
- Notice of October 22, 2004;
- Press Release of August 30, 2004;
- Relevant Fact of August 23, 2004;
- Press Release of August 19, 2004;
- Relevant Fact of August 16, 2004

dlw 1/7

SUZANO
PETROQUÍMICA

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

Suzano Petroquímica S/A
Av. Brigadeiro Faria Lima, 1355 – 9º andar (parte)
Tel.: 11 - 3037-9070 - Fax: 11 – 3037-9076

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

PUBLICLY HELD COMPANY

BRAZILIAN TAXPAYERS' N° 04.705.090/0001-77

PRESS RELEASE

São Paulo/Rio de Janeiro, 28 October 2004:– **Suzano Petroquímica** S.A. ("the Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemicals sector – one of the joint controlling shareholders of the companies **Rio Polímeros** S.A., **Polibrasil** Resinas S.A., **Petroflex** Indústria e Comércio S.A. and **Politeno** Indústria e Comércio S.A., in furtherance of its process of repositioning in the capital markets, hereby announces to its stockholders and the market the following:

1) The Company, Suzano Holding S.A. ("**Suzano Holding**") and **Previ,** the Banco do Brasil Employees' Pension Fund (*Caixa de Previdência dos Funcionários do Banco do Brasil*)intend to carry out: (i) a **secondary public offering** initially of 22.5 million preferred shares, representing approximately 10.2% of the total capital of the Company and 18.2% of its total preferred shares; and (ii) a **primary public offering** initially of 5.5 million preferred shares of the Company – resulting in the offering of a total of 28 million preferred shares. Application for registry of this primary and secondary distribution (jointly, "the Offering") will be filed today with the CVM (the Brazilian Securities Commission). The Offering is subject to analysis by the CVM.

2) In the secondary public offering, **Suzano Holding** and **Previ** intend, respectively, to sell 16.5 million and 6 million preferred shares of the Company.

3) The Company will issue 5.5 million preferred shares in the primary public offering. The proceeds will be used to carry out certain corporate reorganizations.

4) Suzano Holding will give the Lead Managers an option to distribute a supplementary ("greenshoe") allotment, of up to 4.2 million preferred shares, equivalent to 15% of the total of the preferred shares initially offered in the Offering, to meet any excess demand, without prejudice to the Company's right to increase, by up to 20%, the number of shares initially the subject of the Offering prior to the date of CVM approval.

5) **Banco Itaú BBA**, as Senior Lead Manager, and **Banco Pactual S.A.** (jointly, "the Lead Managers") have been contracted to provide the services of management and public distribution of the shares in the Offering.

6) Diversification of the Company's stockholder base, consequently attracting new investors to its preferred shares, is key in providing greater liquidity and less volatility in the price of these shares. To ensure these objectives are met, the Lead Managers will operate jointly with a distribution syndicate, made up of Banco Bradesco S.A., Banco do Brasil, S.A., Banco Safra S.A., Banco Fator S.A. and Ágora Senior CTVM. The distribution syndicate will also include a consortium of independent brokers who will focus specifically on private individual investors in their efforts to sell preferred shares.

The changes in the bylaws submitted to the Special Meeting of Stockholders of the Company to be held on 18 November include the introduction of a transitory mechanism to avoid concentration of the Company's shareholdings in the future, thus protecting the interest of investors. It will also make the other changes in the bylaws necessary to comply with the measures and proposals approved by the Company's Board of Directors. These include: adoption by the Company, at Level 2, of the Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (Bovespa), with a higher level of "tag-along" rights than formally required; a new policy for distribution of dividends; and granting of additional rights to stockholders, as per the Press Release published on 22 October.

This Offering is part of the Company's long-term strategy which aims to strengthen the relationship with investors and the capital markets in general. The success of this strategy is directly linked to an increase in liquidity and tradability of the Company's preferred shares. With this aim, we have taken the following basic measures since August of this year: (i) reduction of the standard trading lot of shares; (ii) contracting of a market maker; and (iii) structuring of the Investor Relations area, culminating in the changes to the bylaws mentioned above, and the Offering.

At the end of this process we feel confident that the Company will be established as a true investment alternative in the São Paulo Stock Exchange.

São Paulo, 28 October 2004.

João Pinheiro Nogueira Batista

Financial and Investor Relations Director

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
Brazilian Taxpayers' nº 04.705.090/0001-77

NOTICE

São Paulo/Rio de Janeiro, October 22, 2004. Suzano Petroquímica S.A. (the "Company") (Bovespa: SZPQ4; Latibex: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, one of the joint controlling shareholders of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., conveys to the market that, in furtherance of its repositioning process within capital markets, its Board of Directors approved on October 21, 2004 the submission to the Company's shareholders, in an Extraordinary General Meeting, of a proposal contemplating the compliance by the Company with the Level 2 of Corporate Governance Practices of the São Paulo Stock Exchange – BOVESPA, as well as the granting to its shareholders of additional rights, which are described below:

I. The granting of tag along rights in the event of sale of control of the Company, and the increase of the minimum mandatory dividend:

- *Tag along*: holders of preferred shares shall be entitled to take part in any tender offer for the sale of control of the Company, for a price equivalent to 80% of the amount paid for each of the Company's common shares that comprise its control block;

- *Minimum Mandatory Dividend*: the minimum mandatory dividend to be paid to all of the Company's shareholders shall be increased from 25% to 30% of the Company's adjusted net profits. Preferred shares will lose their current right to a dividend 10% higher than the dividend attributed to common shares. This proposal is also to be submitted for approval in a Special Meeting of Preferred Shareholders.

II. Controlling Shareholders to waive their right to appoint three candidates for the position of representative of the Preferred Shareholders in the Board of Directors.

III. The Company's Fiscal Committee to become permanent.

IV. Compliance with the Level 2 of Corporate Governance Practices of the São Paulo Stock Exchange – BOVESPA, with the main consequences being:

- Preferred Shareholders shall have the right to vote on certain issues submitted to the approval of the Company's General Meeting, such as (i) reorganizations of the Company's structure, including transformation of the Company into a different type of corporate entity, its merger into another company (whether or not the Company is the surviving entity) and a spin-off, (ii) approvals of agreements between the Company and its Controlling Shareholders, and (iii) a change in the Company's corporate purpose, among others.

- The election of arbitration as the method for resolving corporate disputes involving the Company, its shareholders, managers and members of its Fiscal Council, with the adhesion of the Company to the Regulation for Market Arbitrations of the São Paulo Stock Exchange – BOVESPA.

The Company's Board of Directors approved the call for an Extraordinary General Meeting of Shareholders to be held on November 18, in order to approve the changes to its bylaws which are necessary for the implementation of the proposal approved by the Board of Directors, as well as the call for a Special Meeting of Preferred Shareholders, to be held on the same day.

The Company believes that these initiatives, together with those recently made public, are a clear and unmistakable demonstration of the commitment of its Controlling Shareholders to the adoption of better corporate governance practices and strong corporate performance. They also reinforce the Company's strategic inclination to being one of the leaders in the thermoplastic resins production segment.

We are convinced that, with the accomplishment of this additional step, Suzano Petroquímica will be establishing itself as a true investment alternative in the São Paulo Stock Exchange- BOVESPA.

São Paulo, October 22, 2004.

João Pinheiro Nogueira Batista

Chief Financial Officer and Investors' Relations

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicy Held Company
CNPJ/MF 04.705.090/0001-77

PRESS RELEASE

Suzano Petroquímica S.A.– (Bovespa: SZPQ4; Latibex: XSUPT), one of the largest strategic investors in the petrochemical sector in Brazil, with shared controlling stakes in companies such as Rio Polímeros S.A, Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A and Politeno Indústria e Comércio S.A., announces that it has decided to create an Investor Relations Department, with the aim of building even better relationships with shareholders, investors and the market in general.

These activities will be the responsibility of the new Financial & Investor Relations Department, which will operate out of the company's offices in Rio de Janeiro, together with all other corporate departments.

Ms. Andrea Azeredo has been appointed head the new department. She is an experienced professional with expertise in the financial and capital markets. She has a degree in economics from the Federal University of Rio de Janeiro (UFRJ) and an MBA from the graduate school of business at the same university (COPPEAD).

Previously Ms. Azeredo was advisor to the Chief Financial and IR Officer at Petrobras, a position to which she was appointed in early 2002. Before that she was a manager of structured finance and project finance at Dresdner Bank Brazil, among other previous engagements.

Ms Azeredo will take up her post at Suzano Petroquímica S.A. on September 8, 2004.

São Paulo, August 30, 2004.

João Pinheiro Nogueira Batista
Chief Financial & Investor Relations Officer

Suzano Petroquímica S.A.
Av. Brigadeiro Faria Lima, 1355 – 9º andar (parte)
Tel.: 55 11 - 3037-9070 - Fax: 55 11 – 3037-9076

SUZANO

SUZANO HOLDING S.A.

CNPJ No. 60.651.809/0001-05

Publicly Held Company

RELEVANT FACT

related to

SUZANO PETROQUÍMICA S.A.

CNPJ No. 04.705.090/0001-77

Publicly Held Company

Suzano Holding S.A. ("Suzano Holding"), holding company of Suzano Petroquímica S.A. ("Suzano Petroquímica"), in complement to the relevant fact published on August 16th, 2004, and in compliance with CVM Instruction No. 358/02, announces to its shareholders, the shareholders of Suzano Petroquímica and to the market in general that:

(i) on August 23rd, 2004, Suzano Holding performed the acquisition of the amount of 28,499,793 preferred shares of Suzano Petroquímica ("Shares"), composed by 22,678,000 preferred shares of JP Morgan International, Inc. and 3,167,793 preferred shares of Citicorp Mercantil Participações e Investimentos S.A. and 2,654,000 preferred shares of Brazil Holdings Inc. Limited;

(ii) due to the acquisition of the Shares, the free float of preferred shares of Suzano Petroquímica decreased from 55.922% to 32.904% of the total amount of preferred shares;

(iii) whereas:

a) the Shares represent more than a third of the free float of preferred shares of Suzano Petroquímica; and
b) the replacement of Suzano Petroquímica in the capital market implies necessarily in increase of liquidity and negotiability of its preferred shares,

Suzano Holding will coordinate a secondary public offering of preferred shares of Suzano Petroquímica, which is in initial phase of structuring, inclusively to meet the requirements of the article 28 of CVM Instruction No. 361/02.

São Paulo, August 23rd, 2004

SUZANO HOLDING S.A.

João Pinheiro Nogueira Batista
Director of Investor Relations

SUZANO
PETROQUIMICA

SUZANO PETROQUÍMICA S.A.

C.N.P.J. n° 04.705.090/0001-77
Publicly Held Company

Suzano Hires Market Maker on Bovespa

São Paulo/Rio de Janeiro, August 19, 2004. Suzano Petroquímica S.A. – (Bovespa: SZPQ4; Latibex: XSUPT), one of the largest strategic investors in the petrochemical sector in Brazil, with shared controlling stakes in companies such as Rio Polímeros S.A, Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A and Politeno Indústria e Comércio S.A., announced today that it hired Ágora Sênior Corretora de Títulos e Valores Mobiliários S.A. (Ágora) as market maker of its preferred shares "SZPQ4" on Bovespa for the next twelve months. Along with the market maker, the company has also hired Latin Finance Advisory & Research S.A. as advisor in the liquidity increase process.

Hiring a market maker constitutes an important step towards increasing its presence in the capital markets. The company intends to develop a strategy of repositioning its shares as an investment alternative for the petrochemical sector in the Brazilian stock exchange market.

The focus of Ágora's trading strategy will be to reduce the spread, by placing the best offers to buy and sell our shares, aiming at the creation of a much more liquid and less volatile market. As of today, our free float reaches 69.241.893 preferred shares, which represents 31.3% of our total capital.

SUZANO PETROQUÍMICA S.A.

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO

SUZANO HOLDING S.A.

CNPJ No. 60.651.809/0001-05

Publicly Held Company

RECEIVED
2004 DEC 29 A 9:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RELEVANT FACT

related to

SUZANO PETROQUÍMICA S.A.

CNPJ No. 04.705.090/0001-77

Publicly Held Company

Suzano Holding S.A. ("Suzano Holding"), holding company of Suzano Petroquímica S.A. ("Suzano Petroquímica"), in compliance with CVM Instruction No. 358/02, announces to its shareholders, the shareholders of Suzano Petroquímica and to the market in general that:

(i) on August 16th, 2004, Suzano Holding entered into a *Share Purchase and Sale Agreement* ("Agreement") with JP Morgan International, Inc. ("JP Morgan"), Citicorp Mercantil Participações e Investimentos S.A. ("Mercantil") and Brazil Holdings Inc. Limited ("BraHo", and jointly with Mercantil, "Citicorp"), hereinafter jointly referred to as "Shareholders" of Suzano Petroquímica, which contemplates the commitment of purchase and sale the amount of 28,499,793 preferred shares of Suzano Petroquímica ("Shares"), composed by 22,678,000 preferred shares of JP Morgan and by 5,821,793 preferred shares of Citicorp. These shares represent approximately 23% of the preferred shares and 12.88% of the capital stock of Suzano Petroquímica.

(ii) the purchase and sale will be performed on August 23rd, 2004, since consummated all the precedent conditions of the Agreement.

Based on article 12 of CVM Instruction No. 358/02, Suzano Holding still states that:

1. the acquisition of the Shares, besides meeting the Shareholders' desires, whose equity interest would not already be lined up with their correspondent strategies of investment, will allow Suzano Holding goes deeper into studies aiming for the replacement of Suzano Petroquímica in the capital market.

2. after the acquisition of the Shares, Suzano Holding will withholds 28,646,794 preferred shares of Suzano Petroquímica that, added to the shares withheld by its related legal entities and natural people, will represent 67.096% of preferred shares and 81.581% of the capital stock of

Suzano Petroquímica. Regarding the voting capital, Suzano Holding withholds 97,365,154 common shares that, jointly with other related natural people, represent 100% of the voting capital.

3. after the acquisition of the Shares, the free float of preferred shares of Suzano Petroquímica will decrease from 55.922% to 32.904% of the total amount of preferred shares. Considering that the Shares contemplated in the acquisition effectively were not negotiated by the Shareholders, this acquisition shall not intervene the liquidity of the preferred shares of Suzano Petroquímica.

São Paulo, August 16th, 2004

SUZANO HOLDING S.A.

João Pinheiro Nogueira Batista
Director of Investor Relations

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
C.N.P.J./M.F. No. 04.705.090/0001-77
NIRE 35.300.187.865

Minutes of the Extraordinary General Meeting

DATE, TIME AND VENUE: November 18, 2004, at 2:00 p.m., in São Paulo, state of São Paulo, Av. Brigadeiro Faria Lima, 1355, 9th floor.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the capital stock, without voting rights, and shareholders of preferred shares, without voting rights.

PRESIDING BOARD: Augusto Esteves de Lima Junior – Chairman, Fábio Eduardo de Pieri Spina - Secretary.

DOCUMENTS READ AND PUBLICATIONS

1. Call Notices: Official Gazette of the State of São Paulo dated October 28, 29, and 30 and *Gazeta Mercantil* dated October 28, 29, 30, 31 and November 1, 2, 3, 2004;

2. Proposal of the Management Board, with favorable opinion of the Board of Directors of October 21, 2004, in respect of the reform of the Bylaws of the Company;

3. Minutes of the Special Minutes of Meeting of Shareholders of Preferred Shares held on this date at 10:00 a.m., which approved the amendment of the rights preferred shares issued by the Company, under the terms of the Proposal of the Management Board.

4. Draft version of the consolidated bylaws.

UNANIMOUS RESOLUTIONS

1. Approved the proposal of the Management Board, with the favorable opinion of the Board of Directors to reform the Bylaws of the Company, for the purpose of amending the following provisions: (a) Article 1 under Title I – Name, headquarters, term, and corporate object; (b) Articles 5 and 6 and inclusion of new provisions under Title II – Capital and Shares; (c) Article 9 under Title III – The General Meeting; (d) Articles 13, 14, 15, 16, 18, 21, 22, 23 and 24, and inclusion of new provisions under Title IV – Management of the Company; (e) article 27 and inclusion of a new provision under Title V – Audit Committee; (f) article 29 and the inclusion of a new provision under Title VI – Financial statements and allocation of net profits; and (g) creation of Title VIII – Sale of the share control, cancellation of the register as a publicly held company, and interruption of differentiated practices of corporate governance, of Title IX – Temporary Provisions – Maintenance of Liquidity at the Stock Exchange, and Title X – Final Provisions – Arbitration.

2. In view of the approval of the amendments to the Bylaws, which are the subject-matter of the prior item, it was deemed convenient to also approve the consolidation of the Bylaws, incorporating the amendments to the Bylaws referred to in item "1", as well as the renumbering of its current provisions, so that the new text shall now be effective with the following wording: "**BYLAWS OF SUZANO PETROQUÍMICA S.A. TITLE I. Name, headquarters, term, and corporate object**. **Art. 1 - SUZANO PETROQUÍMICA S.A.** is a joint-stock company of authorized capital, governed by these Bylaws and by the legal provisions applicable thereto, being ethically liable for and in respect of human rights.
Art. 2 – The Company has its headquarters and court of jurisdiction in the Municipality and capital city of the state of São Paulo. **Sole Paragraph** – The installation or closing up of branches and warehouses may be carried out by resolution of the Management Board. **Art. 3**

– The term of effectiveness of the Company is indefinite. **Art. 4** – The corporate object of the Company is: a) the participation, as a partner or shareholder in any company, and b) the industry and trade of petrochemical products. **TITLE II. Capital and shares. Art. 5** - The totally paid up capital stock is seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten *reais* and forty-four cents (R$ 794,382,910.44), divided into two hundred and twenty-one million, one hundred and ninety-five thousand, three hundred and eighty (221,195,380) no-par value registered shares, of which ninety-seven million, three hundred and seventy-five thousand, four hundred and forty six (97,375,446) are common shares and one hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and thirty-four (123,819,934) are preferred shares. **Paragraph One** – By means of a resolution of the Board of Directors, the capital stock may be increased, irrespective of the reform of the Bylaws, upon the issuance of new preferred shares, up to the limit of one hundred and fifty million (150,000,000) preferred shares, including the preferred shares that have already been issued. **Paragraph Two** – In the resolutions on the issuance of preferred shares, it shall be incumbent upon the Board of Directors to designate the number, the price, the conditions of issuance, the form of payment of subscription, whether in cash or installments and, in the latter case, the minimum to be paid in the act of subscription and the paying up of the balance term and conditions. **Paragraph Three** – Except as provided in the following paragraph, in the event there is an increase in capital, the shareholders are assured the preemptive rights of subscription of the shares to be issued, in proportion of the number and type of shares owned by them. The time for the exercise of such right shall be thirty (30) days, counting as of the publication of the respective Notice to Shareholders. **Paragraph Four** – The Board of Directors may exclude the preemptive right or decrease the term of its exercise for the existing shareholders on any issuance of shares, debentures that may be converted into shares or subscription bonuses, which placement is made by means of: (i) sale at the stock exchange or public subscription; or (ii) exchange for shares, in public offerings that involve change in the controlling ownership as prescribed in law. **Art. 6** – The Company is forbidden

to issue participation certificates. **Art. 7** – The book-entry form may be adopted for the shares without voting rights, which shall be maintained in open deposit accounts on the name of their owners, in a financial institution that is duly authorized by the CVM-Comissão de Valores Mobiliários (Brazilian SEC), and the shareholders may be subject to being charged the remuneration as provided under paragraph 3 of Article 35 of Law No. 6404/76. **Art. 8** – Each common share corresponds to one vote in the General Meetings. **Art. 9** – The preferred shares shall enjoy the following rights: a) priority in the reimbursement of capital, without premium; b) the right to participate, under equal conditions with the common shares, in the dividend to be distributed amounting to, at least, thirty percent (30%) of the net profit recorded for each fiscal year, adjusted as prescribed in Article 202 of the Corporate Law; c) the right to participate in the public offering in the case that involves change in the share control (*tag along rights*), corresponding to 80% of the price paid per share that is part of the controlling block of shares, in accordance with Title VIII of these Bylaws; d) the right to participate, in equal conditions with the common shares, in the receipt of any stock dividends resulting from capitalized reserves or funds of whatever nature or even share splits. **Paragraph One** – The preferred shares shall not enjoy the voting right, except as provided in Paragraph Five below. **Paragraph Two** – At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares, without voting rights, shall not exceed two-thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be accomplished to meet the request of stockholders as stipulated in Article 11 of these Bylaws. **Paragraph Three** – The resolutions on the increase in capital stock shall stipulate how the first following dividend shall be calculated for the new shares. **Paragraph Four** – In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the rights assigned to each type and class of

Company-issued shares shall be fully observed. **Paragraph Five** – The preferred shares shall have voting rights in any resolutions of the General Meeting upon: (a) the merger, acquisition, spin-off and consolidation of the Company; (b) the approval of agreements between the Company and the Controlling Shareholder, directly or by means of third-parties, as well as in any other companies in which the Controlling Shareholder may own interest, whenever by virtue of a legal or bylaws provision, the approval of such agreements be granted at a General Meeting; (c) the assessment of assets intended for the Company's capital increase; (d) designation of a specialized company to assess the economic value of the Company-issued shares, in the cases provided in article 42 below; and (e) amendment to or revocation of the provisions hereof that may result in the non-compliance by the Company of the requirements provided in Section IV, item 4.1 of the Regulation of Differentiated Practices of Corporate Governance – Level 2 of BOVESPA (hereinafter designated "Level 2 Regulation"). **Art. 10** – In the event the shareholders make a withdrawal, the amount to be paid by the Company as reimbursement for the shares of the shareholders that may have exercised the right of withdrawal, in the cases authorized by law, shall be equivalent to the equity value assessed pursuant to Article 45 of Law No. 6404/76, except in the cases in which the economic value of such shares, as determined by the assessment procedure accepted by Law No. 6404/76, is lower than the referred-to equity value, in which case the criterion of the economic value shall be applied for calculation of the reimbursement . **Art. 11** – The stockholders are entitled to request the partial or total conversion of their common shares into preferred shares, and in this case, each common share shall be simply converted into a preferred share, observing the maximum limit stipulated in Paragraph Two of Article 9. **TITLE III. The General Meeting. Art. 12** – The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's fiscal year; and the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors by any one of the Deputy Chairmen of the Board of Directors, or in the cases provided in law. **Art. 13** – The General Meeting shall be installed by the Chairman of the Board of Directors, or in his absence, by the Chief Executive Officer,

by the Superintendent Officer, or by any Officer, and, the shareholders shall then elect the Chairman of the General Meeting, who shall invite one of the attendants to serve as secretary. **TITLE IV. Management of the Company. Art. 14** – The Company has the following management bodies: a) the Board of Directors, and b) the Management Board. **Art. 15** – The Board of Directors is a deliberative committee, and the Management Board is solely liable for representing the Company. **Art. 16** – The Board of Directors and the Management Board shall serve terms of one (1) year, but these terms shall be extended until the investiture of newly elected members. Reelection shall be permitted. **Art. 17** – The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and the Management Board, and it shall be incumbent upon each of these bodies to resolve upon the allocation of the defined amount, among its respective members. **SECTION I – THE BOARD OF DIRECTORS. Art. 18** – The Board of Directors is formed by five (5) to nine (9) members, all of them shareholders, resident in the country or not, elected by the General Meeting, who may remove such members at all times. The General Meeting shall appoint the Chairman and up to two Deputy Chairmen of the Board of Directors. **Paragraph One** – Starting from and including the Ordinary General Meeting in 2005, the holders of preferred shares shall represent at least ten percent (10%) of the capital stock and shall have the right to elect and remove from office one member of the Board of Directors in separate voting at the General Meeting, except for the controlling shareholders, under the terms of article 141, paragraph 4, sub-item II of the Corporate Law, with the wording given by Law 10303 of October 31, 2001, with a decrease in the initial term provided under article 8, Paragraph Four of the same law, from 2006 to 2005. **Paragraph Two** – The members of the Board of Directors shall take office upon execution of the respective instrument, entered in the proper book, and their investiture shall be conditioned to the execution of the Instrument of Consent of the Administrators referred to in Level 2 Regulation. The Board Directors shall, immediately after their investiture in Office, inform to BOVESPA the number and characteristics of the Company-issued securities directly or indirectly held by them, including

their derivatives. **Art. 19** – It shall be incumbent upon the Board of Directors: a) to set the general guidelines for carrying out the Company's businesses; b) to elect and remove the Officers; c) to follow up on the activities of the Officers of the Management Board and to examine, at all times, the books and records of the Company; to request information on any contracts executed or in process of execution and on any other acts; d) to resolve upon the issuance of preferred shares, under the terms of Paragraphs One through Four of Article 5 hereof; e) to give opinion on the Management Report and on the Management Accounts; f) to appoint and to remove the independent auditors, except for the right of veto as provided in law; g) to authorize the acquisition of Company-issued shares, for cancellation or to be kept as treasury shares and later sale; h) to resolve upon the granting or not of the preemptive right to former shareholders, or even to decrease the term of such right, on the issuance of shares, debentures convertible into shares, and subscription bonuses, which placement was made through one of the methods provided in article 172 of Law No. 6404/76; i) observing the provisions of prior item "h", to resolve upon the issuance of securities, including promissory notes, for public or private distribution, in Brazil and/or abroad, according to the pertinent legislation; j) to appoint the Investors Relations Officer; k) to create, when, and if deemed convenient, other Committees of the Board of Directors, observing the provisions of Article 20 below; and l) to resolve upon the institution of an Advisory Council to assist the members of the Board of Directors, appointing the offices, the remuneration and the rules of operation thereof. **Art. 20** – In order to (i) increase the interaction and cooperation between the Management Board and the Board of Directors, (ii) enable in-depth analysis of relevant and strategic matters, assuring adequate information and greater quality and efficiency of the decision-making process of the Board of Directors, as well as (iii) comply with modern rules of corporate governance, it is hereby established the possibility of creating Committees of the Board of Directors, whose duty shall be to give opinion on matters of their scope of responsibility under the terms of these Bylaws and of the resolutions of the Board of Directors. **Paragraph One** – Each Committee shall be formed by two (2) to five (5) persons,

members of the Board of Directors or not, appointed by the latter to serve for the same term of its members, and the Chairman of the Board shall also appoint a Coordinator for each Committee. The members of the Committees may participate in more than one Committee, at the criteria of the Board of Directors, and shall have the same duties and legal responsibilities of the directors of joint-stock companies. The Board of Directors may remove or replace the members of the Committees at all times. The resolutions of the Committees shall be taken by majority of its members, and the Coordinator shall have the casting vote when the Committee is formed by an even number of members. **Paragraph Two** The Committees may be assisted by other professionals, and count with an administrative support structure . The remuneration of such professionals, including that of the members of the Committees, and the expenses of the administrative support structure, shall be borne by the Company. When they deem necessary, the Committees may resolve to direct consultations to external professionals, whose fees shall be borne by the Company. **Paragraph Three** – The Board of Directors shall prepare specific rules regarding the work, scope of authority and procedures of the Committees (Internal Rules). **Art. 21** – Without exclusion of the creation of other Committees by the Board of Directors, the **Strategy Committee** is created hereby having its duties assigned by the Board of Directors, which include, but are not limited to, assisting the Board of Directors in complying with its liability relative to the long-term strategy area of the Company. Such Committee shall give their prior opinion when the decision of the Board of Directors is regarding the matter mentioned in sub-item "a" of Article 19 of these Bylaws. **Art. 22** – It shall be incumbent upon the Chairman of the Board of Directors, with the assistance, at his exclusive discretion, of the respective Board of Directors Committees, in respect of sub-items "b", "c" and "d" the following: a) to represent the Board of Directors before third parties; b) to suggest to the Board of Directors the general guidelines to direct the corporate businesses to the Management Board; c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors; and d) to follow up and render support to the activities of the Management Board and/or any of its members. **Art. 23** – One

of the Deputy Chairmen of the Board shall act as substitute for the Chairman of said body in his impediment or temporary absence, and it shall be incumbent upon the person being substituted to appoint a substitute, failing which, it shall be incumbent upon the Board of Directors to make such appointment. **Paragraph One** – If there is vacancy on the Board of Directors, an Extraordinary Meeting shall be convened in no later than twenty (20) days, to resolve upon filling such vacancy, if this is required for maintaining the minimum number of members of the Board or if deemed convenient that such vacancy be filled. **Paragraph Two** – The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the substituted member. **Art. 24** – The Meeting of the Board of Directors shall be held when called by its Chairman, by any of its Deputy Chairmen or by the Chief Executive Officer at least two (2) days in advance informing the agenda to be discussed; the meetings may be called by electronic mail and the quorum for installation on first call is of at least two thirds (2/3) of its members and, on second call, of the majority of its members. The resolutions of the Board of Directors shall be approved by the majority of its members present, one of which shall necessarily be the Chairman or any of the Deputy Chairmen of such body. The Chairman of the Board of Directors shall have the casting vote. **Paragraph One** – The members of the Board may attend the meeting via conference call, video-conference or other means of communication and to assure the effective attendance and authenticity of their vote, the members of the Board shall deliver within three (3) days after the meetings of this kind, at the company's headquarters or send by fac-simile, documents subscribed by them confirming their attendance and nature of their vote. This procedure is dispensed with by the corresponding signature of the minutes of the meeting of the Board of Directors by the relevant member of the Board and the mention of the nature of the member's vote. **Paragraph Two** – Any member of the Board of Directors shall have the right to be represented by one of his fellow members at the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting, being allowed to

disclose or not the nature of his vote. Such representation shall be null and void concurrently with the closing of the meeting of the Board of Directors. **Paragraph Three** – In the same manner, voting by letter, cable, electronic mail or fac-simile shall be permitted when received by the Chairman of the Board or by his substitute before the time of the meeting. **Paragraph Four** – The Chairman of the Board may invite to attend the meetings of the Board of Directors, although with no voting right, any of the members of the Strategy Committee or of the Management Board who is not a member of the Board of Directors, and also, any other officer of the Company, the representative of the independent audit firm, or any other third party that may contribute with opinions, information, and suggestions that may help the resolution process of the members of the Board of Directors. **Paragraph Five** – The Board of Directors may appoint as honorary member, a person of recognized professional skill having a track record of service to the company, who may be asked to give information during the meetings of the Board of Directors. **SECTION II – MANAGEMENT BOARD. Art. 25** – The company shall have a Management Board composed by three (3) to seven (7) members, of which one (1) will be the Chief Executive Officer, one (1) Superintendent Officer, and one (1) to five (5) Officers without specific title, all domiciled and resident in the country, shareholders or not, elected and removed at all times by the Board of Directors, reelection being permitted. **Paragraph One** – The members of the Management Board shall take office upon the execution of the respective instrument, entered in the proper book, and their investiture shall be conditioned to the execution of the Instrument of Consent of the Administrators mentioned in the Level 2 Regulation. The Officers of the Management Board shall, immediately after their investiture in office, inform to BOVESPA the number and characteristics of the Company-issued securities directly or indirectly held by them, including their derivatives. **Paragraph Two** – The areas of performance and specific authority of each of the members of the Management Board may be assigned by the Board of Directors, when not provided under these Bylaws. **Paragraph Three** – The members of the Management Board shall not bind themselves personally by surety or guarantee. **Art. 26** – In case of

impediment or temporary absence: a) of the Chief Executive Officer, he shall appoint his substitute and – when he is incapable of doing so – the Chairman of the Board of Directors shall appoint his substitute; b) of any other Officer, his substitute shall be appointed by the Chief Executive Officer, among the other members of the Management Board or among the direct subordinates of the Officer absent or under impediment, as recommended by him. In the latter case, the direct subordinate that is substituting for the Officer absent or under impediment shall participate of all routine activities and shall have all of the responsibilities of the absent Officer, including the participation in the Meetings of the Management Board to inform on matters pertinent to the substituted Officer, without, however, being entitled to exercise the voting right or to receive the remuneration of the Officer being substituted. **Paragraph One** – If there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon the filling of such vacancy, should this be required to maintain the minimum number of members of the Management Board or if deemed convenient that such vacancy be filled. The term of Office of the Officer thus elected shall terminate concurrently with that of his peers. **Paragraph Two** – Except for the provisions of article 26, b) above, the substitutions stipulated in this article shall imply accumulation of duties and of voting rights, but there will be no accumulation of remuneration and other benefits entitled to the substituted member. **Art. 27** – The meetings of the Management Board shall be held whenever convened by the Chief Executive Officer, or by the Superintendent Officer or by two (2) Officers at least two (2) days in advance. These meetings shall be valid when attended by the majority of the members in the office, among which the Chief Executive Officer or his substitute; this advance period shall be dispensed with when two thirds of the current officers attend the meeting. **Paragraph One** – In all of the meetings of the Management Board the resolutions shall be approved by majority of votes of the attending members. In case of tie, the Chief Executive Officer shall have the casting vote. However, in case the votes of the Chief Executive Officer, or his substitute are outnumbered in respect of any resolution taken by the Management Board, he may appeal to the Board of Directors,

suspending the resolution object of the appeal until said body issues its opinion. **Paragraph Two** – The Management Board may hold a meeting that may have not been formally convened, in case of urgent matters. This meeting shall only be valid when attended or represented by two thirds (2/3) of the Management Board, including the Chief Executive Officer or his substitute, and when resolutions are unanimously approved. **Art. 28** – In addition to the powers required for the performance of their corporate and managerial duties, the Management Board is invested with powers to perform the following: a) enter loan agreements with government or private financial institutions, being authorized to offer property, plant and equipment as collateral for such loans; b) purchase, encumber and sell fixed assets and equity interest in companies or business ventures in which the Company is or becomes a partner or shareholder; c) to offer guarantees and/or sureties on behalf of other companies in which the Company is a direct or indirect partner or shareholder, observing the limit in respect of the total amount of the guaranteed liability, which corresponds to the percentage of that interest in the capital stock of the company at stake; d) to compromise, waive, desist and execute agreements; e) to decide upon the nature of the vote of the Company in direct or indirect subsidiaries, controlled or associated companies; f) to follow-up on the performance of the Company's investments; g) any other powers that are not of the exclusive scope of the Board of Directors. **Paragraph One** – The approval of any matters addressed in article 28 above, shall be granted in the Meeting of the Management Board according to the procedures stipulated in these Bylaws. **Paragraph Two** – The Management Board may submit to the Board of Directors, a proposal for increase of the capital stock as foreseen in Paragraph One of Article 5 of these Bylaws. **Art. 29** – The company shall be represented as creditor or debtor, by the Chief Executive Officer acting individually or by the Superintendent Officer acting together with any Officer, in any acts or operations that result in liabilities to or that release third parties from any liability towards the company . **Paragraph One** – The Company may be represented by one Officer and one attorney, by two attorneys, or even by one attorney, provided that when granting the power of attorney the company is

represented (i) by the Chief Executive Officer individually, or (ii) by the Superintendent Officer, together with any other Officer, specifying in the respective power of attorney precisely and consistently the powers conferred thereby to the grantee(s) and the term of validity of the instrument. **Paragraph Two** – No powers for delegation shall be granted, except for judicial purposes when delegation shall be allowed with reserve clause of equal powers to the grantor. **Paragraph Three** – Notwithstanding the provisions of this article, the Company may be individually represented by any Officer in the following cases: a) representation before any federal, state or municipal agencies and departments, public companies, mixed economy companies and foundations, exclusively for administrative purposes; b) endorsement of checks or trade notes on behalf of the financial institutions, for deposit into the Company's account in the first case, and for discount and/or collateral and/or commercial pledge and/or collection, in the second case, signing the respective agreements, proposals and cash letters for such purposes; c) representation before Labor Courts, Courts of Justice and Unions including for the purpose of appointing representatives, and for handling matters related to admission, suspension and dismissal of employees and/or labor agreements; d) representation before third parties in cases not involving liability of whatever nature to the Company. **Paragraph Four** – Preliminary summons of the Company shall only be valid when served to the Chief Executive Officer or to the Superintendent Officer. **Paragraph Five** – Except for *"ad judicia"* powers, for representation of the Company in administrative litigation before Public Administration agencies and proceedings relative to trademarks and patents, all other powers of attorney granted by the Company shall be effective until June 30th of the year subsequent to the granting of such mandates if a shorter period has not been established, which, whatever the case, shall be always indicated in the respective instrument. **Art. 30** – It shall be incumbent upon the **I.** Chief Executive Officer: a) without prejudice to the provisions of article 29 above, to represent the Company, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition, and, in this case, a special attorney-in-fact may be appointed; b) to chair the meetings of the Management Board; c) to conduct all corporate activities with

the support of the Superintendent Officer and of other Officers; d) to represent the Company in its high-level public or private relations; **II.** The Superintendent Officer: a) to represent the company together with another Officer, as plaintiff or defendant, in or out of court; b) to represent the Company in its high-level public or private relations; **III.** Each of the other Officers: to answer for their specific areas assigned by the Board of Directors, reporting to the Chief Executive Officer. **TITLE V. Audit Committee Art. 31** – The Audit Committee is a permanent body and shall be formed by three (3) to five (5) members and the same number of deputy members, who shall be paid the minimum remuneration stipulated in law. **Sole Paragraph** – The members of the Audit Committee shall take office upon the execution of the respective term, entered in the proper book, and their investiture shall be conditioned to the execution of the Instrument of Consent of the Members of the Audit Committee mentioned in Level 2 Regulation. The members of Audit Committee shall, immediately after the investiture into office, inform to BOVESPA the number and characteristics of the Company-issued securities directly or indirectly held by them, including their derivatives. **Art. 32** –The deputies of the Audit Committee members shall substitute the same in case of impediment or absence, or in the event of vacancy. **TITLE VI. Financial statements and allocation of net profits. Art. 33** – The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the financial statements shall be prepared to be submitted by the Management Board to the Ordinary General Meeting together with their proposal for the destination of the net profit for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein: a) at least five percent (5%) for the Legal Reserve Fund limited to twenty percent (20%) of the capital stock; b) the amounts legally required for the Reserve for Contingencies; c) the amount required for payment of a dividend representing at least thirty percent (30%) of the adjusted net profit in each fiscal period, as provided for in Article 202 of the Corporate Law. Dividends shall be declared in full compliance with the rights, preferred rights, benefits and priorities of the shares then existing according to the Law and to these Bylaws and, when

applicable, as per resolutions of the General Meeting; d) the Management Board shall propose, with the favorable opinion of the Board of Directors, and as resolved upon by the General Meeting, that the balance of the adjusted net profit, if any, be maintained in up to ninety percent (90%) as Special Reserve for Capital Increase, to assure adequate operating conditions. The total of this Reserve for Capital Increase shall not exceed eighty percent (80%) of the capital stock. The remaining adjusted net profit, after the deductions for the Reserve for Capital Increase, may be maintained as Special Reserve to guarantee continuation of the distribution of dividends, until the balance of the Special Reserve reaches the limit of twenty percent (20%) of the capital stock. **Paragraph One** – According to Article 197 and its paragraphs of the Corporate Law, in the fiscal year in which the amount of the compulsory dividend, calculated according to these Bylaws or according to article 202 of the same law, exceeds the reasonable net profits for the period, the General Meeting may, as proposed by the Management, allocate the excess value to the constitution of a realizable profit reserve. **Paragraph Two** – According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution. **Paragraph Three** – The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law. **Paragraph Four** – After the deductions covered under this article and its paragraphs, the remaining profits may be totally or partially retained, by resolution of the Ordinary General Meeting, based on the capital budget prepared by the administration bodies, with the opinion of the Audit Committee and approved by the Ordinary General Meeting, allowing the company to dispose of the generated resources for funding its operations and investments already committed, or to be committed, required for its maintenance and development. The Ordinary General Meeting shall annually revise such capital budget when it is prepared for a period longer than one year. **Art. 34** –By proposition of the Management Board approved by

the Board of Directors, the company may pay interest to the shareholders as remuneration to shareholder's equity up to the limit established in Article 9 of Law No. 9249 of December, 1995; and in the form of Paragraph 7 of this same article. Any amounts thus paid may be added to the value of the compulsory dividend provided by law and by these Bylaws. **Art. 35** – A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed: a) to authorize the declaration and payment of semiannual dividends, as part of the annual dividend; b) to prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in each half of the fiscal year does not exceed the total amount of the capital reserves; c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend. **Art. 36** – Independent auditors registered with the Securities Commission shall carry out the auditing of the annual financial statements. Such auditors shall be selected and/or removed by the Board of Directors, observing, where applicable, the provisions of Paragraph 2 of Article 142 of the Corporate Law. **Art. 37** – The dividends that were not received or claimed shall lapse within the term of three (3) years, counting from the date on which they were placed at the disposal of the shareholder and shall revert in favor of the Company. **TITLE VII. Liquidation. Art. 38** – The Company shall be liquidated in cases provided by law, and it shall be incumbent upon the General Meeting to resolve upon the manner of liquidation and to appoint the liquidator to be in charge during the liquidation period. **TITLE VIII. The sale of the share control, cancellation of the register of a publicly held company and interruption of differentiated practices of corporate governance. Art. 39** – The sale of the Company's share control, whether by means of a single operation or a series of operations, shall be contracted under the suspensive or dissolution condition that the purchaser of the control undertakes to issue a public offering for acquisition of the other shares held by other company shareholders within the maximum period of ninety (90) days to assure them equal treatment as that given to the selling Controlling Shareholder,

except as provided by the Sole Paragraph below. **Sole Paragraph** – The price of the public offering referred to in the main provision of this article shall be 80% of the price paid per share of the controlling block, for the holders of Company-issued preferred shares. **Art. 40** – The public offering referred to in the prior article shall also be made: a) in cases in which there is a remunerated assignment of subscription rights of shares and of other securities or rights related to securities convertible into shares, which may result in the change in the share control; b) in case of sale of the share control by the Company's Controlling Shareholder when the selling controlling shareholder is required to declare the value attributed to the Company in this change in controlling ownership and to attach evidentiary documents thereof to the BOVESPA (São Paulo Stock Exchange). **Art. 41** – Whoever already holds Company shares and acquires the share control by means of a private share purchase agreement executed with the Controlling Shareholder involving any number of shares shall be required: a) to issue a public offering as referred to in Article 39 of these Bylaws; b) to reimburse the shareholders from whom he has purchased shares in the stock exchange in the six (6) months prior to the date of the sale of the share control of the Company, paying to them any difference between the price paid for the shares of the selling Controlling Shareholder and the amount paid in the stock exchange for Company shares within the same period, duly adjusted until the date of payment. **Art. 42** – In the public offering for the purchase of shares to be made by the Company, provided observance of the requirements contained in the legislation in force, whether by the Controlling Shareholder for cancelation of the publicly held registration of the Company or for the interruption of differentiated Level 2 practices of corporate governance of BOVESPA, the minimum price to be offered shall be the same as the economic value verified in the assessment report. **Art. 43** – The assessment report referred to in the prior article shall be prepared by an experienced specialized company not associated to the Company, its directors and controlling shareholders, and such report shall also meet the requirements in Paragraph 1 of Article 8 of Law No. 6404/76 and contain the liability provided in Paragraph 6 of the same article of the referred to Law. **Paragraph One** – The

selection of the specialized company to establish the economic value of the Company is solely incumbent upon the General Meeting, upon submittal by the Board of Directors of a triple list, and the respective resolution shall be taken by absolute majority of votes of the outstanding shares disclosed at the General Meeting resolving upon the matter. The blank votes shall not be taken into consideration, and each share, irrespective of type or class is entitled to one vote. **Paragraph Two** – The costs to prepare the required assessment report shall be fully borne by the Controlling Shareholder. **TITLE IX Temporary Provisions. Maintenance of Liquidity at the Stock Exchange. Art. 44** –Provided observance to the provisions of Paragraphs 7, 11, 12 and following, any Purchasing Shareholder (as defined in Paragraph 9), that acquires or holds Company-issued preferred shares, in numbers equal to or higher than eight percent (8%) of the total amount of Company-issued preferred shares shall within the maximum term of sixty (60) days, as from the purchasing date or from the event that resulted in such person holding shares in numbers equal to or higher than eight percent (8%) of the total amount of Company-issued preferred shares, shall request the register, and immediately after the register is granted, shall issue a Public Offer for Acquisition of the total amount of Company-issued shares ("POA"), observing the provisions of the applicable rules of the CVM, (Brazilian SEC) the rules of BOVESPA and the terms of this article. **Paragraph One** – The POA shall be (i) directed without exception to all of the Company shareholders, (ii) made by means of public auction at BOVESPA, (iii) entered in the book by the price established according to provisions of Paragraph 2 below, and (iv) paid in cash, in Brazilian current currency. **Paragraph Two** – The purchasing price of each of the Company-issued shares to be paid in the POA, shall not be lower than the result obtained by the following formula: **POA Price = Value of Share + Premium** where: "POA Price" is equal to the purchasing price of each Company-issued share in the POA provided in this Article. "Value of Share" is equal to the greater value between: (i) the highest closing quotation per unit obtained for the Company-issued preferred shares during the period of twelve (12) months before the carrying out of the POA in any stock exchange where the Company shares were negotiated, (ii) the highest unit

price paid by the Purchasing Shareholder, at any time, for a Company-issued preferred share or a lot of such shares; and (iii) the amount fifteen (15) times higher than the Company's Consolidated EBITDA (as provided in Paragraph 9 below) minus the Company's net consolidated debt, divided by the total number of Company-issued shares. "Premium" is equal to fifty percent (50%) of the Value of the Share.

Paragraph Three -The issue of the POA referred to in the main provision of this article shall not exclude the possibility of another shareholder of the Company, including the Controlling Shareholder, or, should this be the case, the Company itself, compete by issuing another POA, as provided in the applicable regulations. **Paragraph Four** – The Purchasing Shareholder shall be required to comply with any requests or requirements of the Securities Commission – CVM in respect of the POA, within the maximum periods prescribed in the applicable regulation. **Paragraph Five** – In case the Purchasing Shareholder does not comply with the obligations provided in this article, including in respect of meeting the maximum deadlines (i) for issuance or to request the POA registration or (ii) to comply with any requests or requirements of the Securities Commission – CVM, the Company's Board of Directors shall call an Extraordinary Meeting at which the Purchasing Shareholder shall not have the right to vote to resolve upon the suspension of the exercise of the rights of such Purchasing Shareholder, including the right to receive dividends, according to provisions of Article 120 of Law No. 6404, of December 15, 1976, without exclusion of the obligation of the Purchasing Shareholder for losses and damages caused to the other shareholders due to the noncompliance of the obligations imposed by this article. **Paragraph Six** – Any Purchasing Shareholder (as defined in Paragraph 9 below), that may purchase or become entitled to other rights, whether through beneficial ownership or deed of trust, on Company-issued preferred shares, in numbers equal to or higher than eight percent (8%) of the total amount of the Company-issued preferred shares shall be equally required to, within the maximum period of sixty (60) days, counting from the date of such purchase or from the event that triggered the ownership of such rights on shares in numbers equal to or higher than eight percent (8%) of

the total amount of Company-issued preferred shares, issue or request the registration, when applicable, of a POA as provided in this article. **Paragraph Seven** – The provisions of this article do not apply to the case of any person becoming the owner of Company-issued preferred shares in numbers higher than eight percent (8%) of the total amount of such shares as a result of (i) the merger of another company by the Company, (ii) the acquisition of the shares of another company by the Company, or (iii) the subscription of Company shares, in a primary offering of stock, including the issuance of shares for the purchase of control of another company, (iv) the entering into strategic partnerships that may involve swapping or assignment of preferred shares by the Controlling Shareholder with third parties, or (v) the transfer to the Controlling Shareholder of preferred shares held on the Effective Date by Parties Related to the Controlling Shareholder and vice-versa, as well as those between Parties Related to the Controlling Shareholder. **Paragraph Eight** – For the purpose of calculating eight percent (8%) of the total amount of Company-issued preferred shares as provided in the main provision of this article, the involuntary shareholding increases resulting from the cancelation of treasury shares or the reduction of the capital stock of the Company with the cancelation of shares shall not be included in the calculations. **Paragraph Nine** – The terms of this article starting in capital letters are described as follows: "Purchasing Shareholder" means any person (including, but not limited to, any individual or legal entity, investment fund, open-end mutual funds, securities portfolio, universality of rights or another form of organization, resident, domiciled or with headquarters in Brazil or abroad), group of persons bound by a voting agreement by and between each other, or similar groups and/or groups which activities represent the same interest of the Purchasing Shareholder, who may subscribe and/or purchase Company shares, in whatever form. "Outstanding Shares" means all of the Company-issued shares, except for those (i) directly or indirectly held by the Controlling Shareholder and/or persons related to him; (ii) Company's treasury shares; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the Company's directors. "Controlling Shareholder" shall have the meaning assigned by article

116 of Law No. 6404 of December 15, 1976. “Effective Date” is the date of the publication of the minutes of the Extraordinary General Meeting that has resolved upon the incorporation of this Title IX in the Company's Bylaws. "Consolidated EBITDA” is the Company's consolidated operating profit before net interest expenses, income tax and social contribution, depreciation, depletion and amortization, according to the audited consolidated financial statements relative to the closing date of the last fiscal year and made available to the market by the Company. "Related Parties to the Controlling Shareholder" means any person (including, but not limited to, any individual or legal entity, investment fund, open-end mutual funds, securities portfolio, universality of rights, or another form of organization, resident, domiciled or with headquarters in Brazil or abroad) (i) who may be directly or indirectly controlled or administrated by the Company's Controlling Shareholder, (ii) who controls or manages, in any way, the Company's Controlling Shareholder, (iii) who participates in the control group of the Company's Controlling Shareholder, or (iv) who may be directly or indirectly controlled or administrated by any person who directly or indirectly controls or manages the Company's Controlling Shareholder. **Paragraph Ten** – If the regulations of the Securities Commission – (CVM) applicable to the POA provided in this article establishes the adoption of a calculation criterion to set the purchasing price for each Company share in the POA that results in the purchasing price being higher than the one established in Paragraph Two above, the purchasing price calculated according to the regulation of the Securities Commission – CVM shall prevail for the purpose of the POA foreseen in this article. **Paragraph Eleven** – The Purchasing Shareholder who, within a sixty-day (60) period as from the date of purchase of the preferred shares which has subjected him to the rule contained in this article, sells in the stock exchange the excess of shares will not be required to issue a POA. **Paragraph Twelve** – The shareholders who own of Company-issued preferred shares in numbers equal to or higher than eight percent (8%) of the total amount of Company-issued preferred shares on the “Effective Date” shall not be required to issue the POA provided in this article. **Paragraph Thirteen** – The shares owned by the Company's shareholders on the

Effective Date shall be disregarded for calculation of the shareholding purposes as provided in this article. In this case, the holders of the Company's preferred shares on the Effective Date may purchase an additional number of shares of up to eight percent (8%) of the total amount of Company-issued preferred shares, in addition to the holding owned on the Effective Date, without incurring the obligation of issuing the POA provided in this article. **Article 45** – The provisions contained under this Title IX shall be applicable for a time period of two (2) years counting from the Effective Date, and may be automatically extended for equal time periods, except when otherwise resolved upon by the General Extraordinary Meeting that deliberates on the matter. **TITLE IX. Final Provisions. Arbitration. Article 46** – All and any controversies among the Company, its shareholders, Administrators and members of the Audit Committee relative to the application of the provisions of these Bylaws, of the Corporate Law, of the Adoption of Differentiated Practices of Corporate Governance Agreement – Level 2 of the São Paulo Stock Exchange – BOVESPA, if applicable, of the regulations published by the Brazilian Monetary Council, the Central Bank of Brazil and the CVM (Securities Commission), and of other regulations of the capital market, shall be settled by means of arbitration according to the rules of the Market Regulation Arbitration Chamber of the São Paulo Stock Exchange - BOVESPA.".

3. Authorized the publication of these minuets in the form provided for in Paragraph Two of Article 130 of the Corporate Law.

Once read and approved, these minutes are signed by those present, to whom a copy of the new text of the Bylaws was handed. São Paulo, November 18, 2004. Augusto Esteves de Lima Junior – Chairman of the Meeting. Fábio Eduardo de Pieri Spina – Secretary. **Shareholders:** By proxy SUZANO HOLDING S.A. - Augusto Esteves de Lima Junior – Attorney-at-law. AUGUSTO ESTEVES DE LIMA JUNIOR. By proxy CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI - Adriana Lauretti Vieira da Silva. By proxy FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES - Fernando Tendolini Oliveira. FERNANDO TENDOLINI

OLIVEIRA. By proxy BETTY VAIDERGORN FEFFER. Augusto Esteves de Lima Junior – Attorney-at-law. By proxy DAVID FEFFER - Fabio Eduardo de Pieri Spina. By proxy DANIEL FEFFER - Fabio Eduardo de Pieri Spina. FANNY FEFFER. ALBERTO RAPHAEL MANSUR LEVY. ANDRE GUPER. For RUBEN FEFFER - Fabio Eduardo de Pieri Spina. By proxy JORGE FEFFER - João Pinheiro Nogueira Batista. BORIS TABACOF. By proxy BEXMA COMERCIAL LTDA. - Fabio Eduardo de Pieri Spina. By proxy POLPAR S.A. - Fabio Eduardo de Pieri Spina. By proxy FUNDAÇÃO FILANTRÓPICA ARYMAX - Fabio Eduardo de Pieri Spina.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina

Secretary

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
C.N.P.J./M.F. 04.705.090/0001-77
NIRE 35.300.187.865

Minutes of the Special Meeting of Shareholders of Preferred Shares

DATE: November18, 2004. **TIME:** 10:00 a.m. **VENUE:** Av. Brigadeiro Faria Lima, 1355 - 9° andar - São Paulo - SP. **ATTENDANCE:** shareholders owning more than two thirds (2/3) of preferred shares issued by the Company. **PRESIDING BOARD:** Augusto Esteves de Lima Junior - Chairman. Fábio Eduardo de Pieri Spina - Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notice: Official Gazette of the State of São Paulo dated 28, 29 and 30 of October of 2004 and Gazeta Mercantil dated October 28, 29, 30 and 31, 2004, and November 1, 2 and 3 2004;

2. Proposal of the Management, with favorable opinion of the Board of Directors dated October 21, 2004.

RESOLUTIONS:

Once the matters were presented for voting, the shareholders of preferred shares who do not participate of the direct or indirect control of the Company unanimously approved, accompanied by the holders of preferred shares that integrate the direct or indirect control of the Company, the proposal of the Management, with the favorable opinion of the Board of Directors, relative to the amendment and restructuring of the Bylaws of the Company, regarding the change in the rights of preferred shares, for: (i) conferring to the holders of preferred shares the right to obtain 80% per share of the price paid per common share held by the controlling shareholders, in case of change in the controlling ownership; (ii) assuring a dividend at least equal to that paid for the common shares, (iii) exclusion of the current right

that assures a dividend, per preferred share, ten percent (10%) higher than the dividend distributed to each common share, and (iv) increase the minimum annual compulsory dividend, entitled to the shares issued by the Company, to 30% on the adjusted net profit, thus changing current articles 6, *caput*, and 29 – letter "c" of the Bylaws, which, if approved by the Extraordinary General Shareholders Meeting to be held on this date, shall be amended to read as follows: "**Art. 6** – The preferred shares shall have the following rights: (a) priority in the reimbursement of capital, without premium; (b) the right to participate, in equal conditions with the common shares, of the dividend to be distributed corresponding to at least thirty percent (30%) of the net profit of each fiscal year, adjusted in accordance with article 202 of Corporate Law; (c) the right to participate in the public offering that involve change in the controlling ownership (*tag along rights*), at the value equivalent to 80% of the price paid per share that is part of the controlling block of shares, in accordance with Title VIII of these Bylaws; (d) the right to participate, in equal conditions with the common shares, in the receipt of stock dividends resulting from the capitalization of reserves or funds of whatever nature, or even share splits." "**Art. 29** - The fiscal year shall coincide with the civil year, ending, therefore, on December 31, of each year, when the income statements will be prepared, together with which the Managing Bodies shall present to the Ordinary General Shareholders Meeting a proposal for allocation of the net profit for the period, adjusted according to article 202 of the Corporate Law, observing the following order for deduction, as prescribed in law: a) at least five percent (5%), for the Legal Reserve Fund, limited to twenty percent (20%) of the capital stock; b) all amounts that must be legally allocated to Reserves for Contingencies; c) the amount necessary for payment of a dividend that represents, in each fiscal year, at least thirty percent (30%), of the net profit for the period, adjusted according to article 202 of the Corporate Law. The dividends shall be declared in full observance as regards the rights, preferences, advantages and priorities of the shares existing at the time, according to the terms of the law and of these Bylaws, and, should this be the case, the resolutions of the General

Shareholders Meeting; d) up to ninety percent (90%) of the remaining amount as Special Reserve for future capital increase, for the purpose of assuring suitable operating conditions and to guarantee the continuity of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five percent (95%) of the capital stock. **Paragraph One** – As provided in article 197 and its paragraphs of the Corporate Law, in the fiscal year in which the amount of the compulsory dividend, calculated in accordance with these Bylaws or with article 202 of the same law, exceeds the realized amount of the net profit for the period, the General Shareholders Meeting may, if proposed by the management bodies, allocate the exceeding amount to the constitution of a reserve of realizable profits . **Paragraph Two** – In accordance with article 199 of the Corporate Law, the balance of profit reserves, except reserves for contingencies and realizable profits, shall not exceed the capital stock; once this limit is reached, the General Shareholders Meeting shall resolve about the application of the exceeding amount, to pay up or increase the capital stock or for distribution of dividends. **Paragraph Three** - The General Shareholders Meeting may assign a participation in the profits, in the cases, form and within legal limits to the members of the Board of Directors and of the Executive Board. **Paragraph Four** – After the deductions provided for in this article and its paragraphs, the remaining profit may be retained partially or in whole, by resolution of the Ordinary General Shareholders Meeting, based on the capital budget prepared by the managing bodies, with the opinion of the audit committee, if this is in office, and approval by the Ordinary General Shareholders Meeting, allowing the Company to have funds generated from its operations to pay for investments to which it is already committed, or to which it may commit itself, necessary for its maintenance and development. The capital budget referred to must be annually revised by the Ordinary General Shareholders Meeting when its validity exceeds one year".

2. Authorized publication of these minutes in form provided for in paragraph two, of article 130 of the Corporate Law.

Once read and approved, these minutes are signed by those present . São Paulo, November 18, 2004. Augusto Esteves de Lima Junior – Chairman of the Meeting. Fábio Eduardo de Pieri Spina - Secretary.

Shareholders: KEYLER CARVALHO ROCHA. By proxy CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI - Adriana Lauretti Vieira da Silva. By proxy FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES - Fernando Tendolini Oliveira. FERNANDO TENDOLINI OLIVEIRA. By proxy IGF FUND - Izabella Arger. By proxy SUZANO HOLDING S.A.- Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. By proxy BETTY VAIDERGORN FEFFER - Augusto Esteves de Lima Junior – Lawyer. By proxy DAVID FEFFER - Fabio Eduardo de Pieri Spina. By proxy DANIEL FEFFER - Fabio Eduardo de Pieri Spina. FANNY FEFFER. ALBERTO RAPHAEL MANSUR LEVY. ANDRE GUPER. By proxy RUBEN FEFFER - Fabio Eduardo de Pieri Spina. By proxy JORGE FEFFER - João Pinheiro Nogueira Batista. BORIS TABACOF. By proxy BEXMA COMERCIAL LTDA. - Fabio Eduardo de Pieri Spina. By proxy POLPAR S.A. - Fabio Eduardo de Pieri Spina. By proxy FUNDAÇÃO FILANTRÓPICA ARYMAX - Fabio Eduardo de Pieri Spina.

- This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina

Secretary

28,000,000 Preferred Shares

SUZANO PETROQUÍMICA

Suzano Petroquímica S.A.

We are selling 5,500,000 non-voting preferred shares and Suzano Holding S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil—Previ (collectively, the "Selling Shareholders") are selling a total of 22,500,000 non-voting preferred shares to the public in Brazil and to institutional investors there and elsewhere.

Our preferred shares are listed on the São Paulo Stock Exchange, known as BOVESPA, where they trade under the symbol "SZPQ4", and on the latibex section of the Madrid Stock Exchange, where they trade under the symbol "XSUPT". On December 3, 2004, the last sale price for our preferred shares on BOVESPA was R$ 7.09, or US$ 2.62, per preferred share.

This offering will be registered with the Brazilian Securities Commission—the *Comissão de Valores Mobiliários,* or "CVM."

Our preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, which we refer to as the "Securities Act," or any U.S. state securities laws. Accordingly, our preferred shares are being offered and sold in the United States only to qualified institutional buyers as defined under Rule 144A under the Securities Act, which we refer to as "Rule 144A," and outside the United States in accordance with Regulation S under the Securities Act, which we refer to as "Regulation S." See "Notice to Investors" on page 162 for a description of restrictions on transfers of our preferred shares.

Investors residing outside Brazil, including institutional investors, may purchase our preferred shares on BOVESPA if they comply with the registration requirements of Resolution No. 2,689 of the Brazilian National Monetary Council.

Investing in our preferred shares involves risks. See "Risk Factors" beginning on page 10 for a discussion of the factors you should consider before investing in our preferred shares.

The amount of our preferred shares being offered in this offering (excluding shares offered pursuant to the over-allotment option) may be increased by up to 20%, pursuant to the provisions of the 2nd paragraph of Article 14 of CVM Instruction no. 400.

Additionally, Suzano Holding S.A. has granted the underwriters an option for a period of 30 days to purchase up to an additional 4,200,000 preferred shares, to cover over-allotments, if any.

Payment for the preferred shares will be required to be made to the underwriters, and the underwriters expect to deliver the preferred shares, on or about December , 2004.

Itaú Securities Inc. **Pactual Capital Corporation**

You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with information different from that contained in this offering circular. The preferred shares are being offered, and the offers to buy are being sought, only in jurisdictions where offers and sales are permitted. The information contained in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or any sale of preferred shares.

This offering circular is highly confidential, and we have prepared it for use solely in connection with the proposed offering of our preferred shares. This offering circular is personal to the offeree to whom it has been delivered by the underwriters and does not constitute an offer to any other person or to the public in general to subscribe for or otherwise to acquire the preferred shares. Distribution of this offering circular to any person other than the offeree and those persons, if any, retained to advise that offeree with respect thereto is unauthorized, and any disclosure of any of its contents without our prior written consent is prohibited. Each offeree, by accepting delivery of this offering circular, agrees to the foregoing and agrees to make no photocopies of this offering circular.

These securities are subject to restrictions on transferability and resale, and may not be transferred or resold in the United States except as permitted under the Securities Act and applicable U.S. state securities laws pursuant to registration or exemption from them. You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. Please see "Notice to Investors." In making an investment decision, investors must rely on their own examination of our business and the terms of this offering, including the merits and risks involved.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the preferred shares or possess or distribute this offering circular and must obtain any consent, approval or permission you require for your purchase, offer or sale of preferred shares under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales, and neither we nor any underwriter will have any responsibility therefor.

We, the Selling Shareholders and the underwriters reserve the right to reject any offer to purchase, in whole or in part, and for any reason, the preferred shares offered hereby. We, the Selling Shareholders and the underwriters reserve the right to sell less than all of the preferred shares offered hereby.

In connection with this offering, Banco Itaú BBA S.A., acting through Itaú Corretora de Valores S.A., on behalf of the underwriters, may over-allot or effect transactions for a period of up to 30 days after December , 2004, the date of publication of the offering in Brazil (the "Settlement Date"), with a view to supporting the market price of the preferred shares at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on Banco Itaú BBA S.A., or any agent of it, to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The preferred shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such preferred shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In this offering circular, the terms "Suzano," "we," "our" and "us" refer to Suzano Petroquímica S.A. and its consolidated subsidiaries (unless the context otherwise requires). The phrase "Brazilian government" refers to the federal government of the Federative Republic of Brazil. The terms "U.S. dollar" and "U.S. dollars" and the symbol "US$" refer to the legal currency of the United

States. The terms "real" and "reais" and the symbol "R$" refer to the legal currency of Brazil. The term "Brazilian Accounting Principles" refers to the accounting principles and practices established by Law no. 6,404, dated December 15, 1976, as amended (the "Brazilian Corporation Law") and the rules issued by CVM. The term "ton" refers to one metric ton (1,000 kilograms) and one kilogram equals approximately 2.2 pounds. "U.S. GAAP" refers to generally accepted accounting principles in the United States and "Brazilian GAAP" refers to generally accepted accounting principles in Brazil. Unless otherwise noted, translations of amounts in reais into U.S. dollars were performed using the December 3, 2004 U.S. dollar - real exchange rate of R$2.7095 per U.S. dollar.

References in this offering circular to our jointly controlled companies mean Polibrasil Resinas S.A., Politeno Indústria e Comércio S.A., Petroflex Indústria e Comércio S.A. and Rio Polímeros S.A., unless the context otherwise requires.

References in this offering circular to nominal production capacity or production capacity mean annual projected capacity for which the facility was designed, with the facility operating under optimal conditions, 24 hours a day for 365 days a year, and subject to reductions in rates of production for scheduled maintenance only. Actual production capacity will vary depending on operating conditions and other factors.

We make statements in this offering circular about our competitive position and market share in, and the market size of, the petrochemical industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by the Brazilian Association for Chemical Industries (*Associação Brasileira das Indústrias Químicas*, or ABIQUIM). Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, production and market size or market growth data provided by third parties or by industry or general publications.

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

We publish our financial statements in Brazil in accordance with generally accepted accounting principles in Brazil, Brazilian GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, U.S. GAAP. See "Summary of Brazilian Accounting Methodologies and Certain Significant Differences between Brazilian and United States Accounting Principles" for a description of the principal differences between Brazilian GAAP and U.S. GAAP, as they relate to us.

This offering is being made in Brazil by a prospectus in Portuguese dated November 24, 2004. The Brazilian prospectus, which has been filed with the Brazilian *Comissão de Valores Mobiliários*—the CVM, or Brazilian Securities Commission, is in a format different than that of this offering circular and contains information not generally included in documents such as this one, including certain forward-looking information. The offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this offering circular. Investors should take this into account when making investment decisions.

Notice to New Hampshire Residents Only: **Neither the fact that a registration statement or an application for a license has been filed under chapter 421-B of the New Hampshire Revised Statutes, which we refer to as the "RSA," with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire implies that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.**

TABLE OF CONTENTS

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Summary

This summary highlights relevant information contained elsewhere in this offering circular. This summary does not contain all of the information you should consider before investing in our preferred shares. You should read this entire offering circular carefully, especially the risks of investing in our preferred shares discussed under "Risk factors" beginning on page 10 and our consolidated financial statements and related notes beginning on page F-1, before making an investment decision.

THE COMPANY

We are a holding company that, through our jointly controlled companies Polibrasil Resinas S.A. ("Polibrasil"), Politeno Indústria e Comércio S.A. ("Politeno") and Petroflex Indústria e Comércio S.A. ("Petroflex"), produces, markets and distributes petrochemical products. We were incorporated in 2001, as a result of a corporate reorganization that culminated in a spin-off of all petrochemical assets then held by Companhia Suzano de Papel e Celulose, which were merged into us.

Brazilian Main Producers


Thousand tons/year
PP
Polibrasil
Braskem
Ipiranga
PE
Riopol*
Politeno
Braskem
Ipiranga
Others
Propylene
Riopol*
Braskem
Copesul
PQU
Petrobras
Petrobras potential
Ethylene
Riopol*
Braskem
Copesul
PQU
0
600
1200
1800
2400
3000
3600

* Start up 2nd quarter 2005

We are one of the main producers of thermoplastic resins and synthetic elastomers in Brazil. Our jointly controlled companies produce three main products: polyethylene, or PE, polypropylene, or PP, and elastomers, which are sold both in the domestic and in the international markets. We are also part of the controlling block of a new company, Rio Polímeros S.A. ("Rio Polímeros"), which is building the first petrochemical complex in Brazil that will use natural gas fractions as raw material, located in the Municipality of Duque de Caxias, State of Rio de Janeiro (the "Rio de Janeiro Gas-Chemical Production Complex"). The complex is expected to begin operation in the second quarter of 2005, with fully integrated ethylene and polyethylene production facilities, and worldwide production scale.

Polibrasil currently operates three polypropylene plants — one located in the municipality of Mauá, State of São Paulo, one in the municipality of Duque de Caxias, State of Rio de Janeiro and the third, which also produces polypropylene compounds, in the municipality of Camaçari, State of Bahia. In September 2005, Polibrasil expects to begin operation of a new plant in the State of São Paulo, which will produce polypropylene compounds and is expected to replace the current production of such

products in Camaçari. Politeno currently operates two polyethylene plants, both located in the municipality of Camaçari, State of Bahia. Petroflex operates three elastomer plants — one located in the municipality of Duque de Caxias, State of Rio de Janeiro, one in the municipality of Triunfo, State of Rio Grande do Sul and the third in the municipality of Cabo, State of Pernambuco. The production facilities of our jointly controlled companies meet or exceed Brazilian and international environmental standards applicable to the production of petrochemical products.

We indicate in the map below the location of all the industrial facilities of our jointly controlled companies, as well as the main products of each of them:


Cabo - PE
• Petroflex(Elastomers)
Camacari-BA
• Polibrasil(Polypropylene) and Policom(Polypropylene compounds)
• Politeno(Polyethylene and EVA)
Mauá - SP
• Polibrasil(Polypropylene)
• Policom(Polyethylene compounds)
** DuquedeCaxias-RJ
• Polibrasil(Polypropylene)
• Petroflex(Elastomers)
• RioPolimeros(Ethylene, Propylene and Polyethylene)*
Triunfo - RS
• Petroflex Elastomers)
* Beginning of operations expected for 2nd quarter of 2005
** Beginning of operations expected for September 2005

The facilities of our jointly controlled companies are of significant size and, in general, are concentrated in the Southeast region of Brazil, the country's largest consumer market. Factors such as competitive cost structure, access to the most modern technologies, experienced management, high quality petrochemical products, focused marketing and consolidated relationships with clients result in our positioning as one of the principal petrochemical companies in Brazil.

Polibrasil, in which we hold approximately 50.0% of the total and voting capital, has a total polypropylene production capacity of 625.0 thousand tons per year. Politeno, in which we hold approximately 33.0% of the total capital and 35.0% of the voting capital, has a total polyethylene production capacity of 360.0 thousand tons per year. Petroflex, in which we hold approximately 20.0% of the total and voting capital, has a total elastomer production capacity of 411.0 thousand tons per year. Rio Polímeros, in which we hold approximately 33.3% of the total and voting capital, should add approximately 540.0 thousand tons per year of polyethylene production capacity and 520.0 thousand tons per year of ethylene production capacity.

During 2003:

- Polibrasil produced 467.4 thousand tons of polypropylene, representing 46.2% of the total polypropylene production in Brazil;
- Politeno produced 327.9 thousand tons of polyethylene, representing 17.3% of the total polyethylene production in Brazil; and
- Petroflex produced 340.4 thousand tons of elastomer, representing 100.0% of the total production of SBR and BR synthetic rubbers in Brazil.

During the first nine months of 2004:

- Polibrasil produced 411.4 thousand tons of polypropylene, representing 48.8% of the total polypropylene production in Brazil;
- Politeno produced 239.7 thousand tons of polyethylene, representing 16.4% of the total polyethylene production in Brazil; and
- Petroflex produced 267.0 thousand tons of elastomers, representing 100.0% of the total production of SBR and BR synthetic rubbers in Brazil.

We believe our market position is a consequence of the high quality of products and services we provide to our clients, constant product innovation and development, customer relationship management as well as competitive costs of our jointly controlled companies.

OUR STRENGTHS

We believe our main strengths are:

- our pioneering attitude;
- our strong positioning among the main players of the Brazilian petrochemical industry;
- our diverse and guaranteed supply of raw materials;
- our proximity to the major Brazilian consumer markets;
- our world class industrial facilities; and
- our financial strength.

OUR STRATEGY

Our main strategies are:

- to focus on profitability and on our shareholders' rate of return;
- to reposition ourselves in the Brazilian capital markets;
- to maintain active participation and play a consolidating role in the Brazilian petrochemical industries;
- to prioritize our polyethylene and polypropylene production in the Southeast region of Brazil;
- to supply differentiated products and services; and
- to ethically conduct our business in a responsible manner in relation to the community and the environment.

The offering

Securities offered .... A total of 28,000,000 preferred shares, with no par value, are being offered, of which we are offering 5,500,000 preferred shares and our Selling Shareholders are offering 22,500,000 preferred shares:

- to the public in Brazil in reliance on Regulation S;
- to institutions and investors outside the United States and Brazil, in reliance on Regulation S; and
- to qualified institutional buyers in the United States, in reliance on Rule 144A.

The amount of our preferred shares being offered in this offering (excluding shares offered pursuant to the over-allotment option) may be increased by up to 20% at the discretion of each of the Selling Shareholders, pursuant to the provisions of the 2nd paragraph of Article 14, of CVM Instruction No. 400.

Selling Shareholders ....

- Suzano Holding; and
- Caixa de Previdência dos Funcionários do Banco do Brasil—Previ.

Our capital stock and shares outstanding after the offering .... Our capital stock is divided into ordinary shares and preferred shares. Each share of capital stock represents the same economic interest, except that our preferred shares are entitled to the preferences described under "Description of Capital Stock—Preferences of Preferred Shares."

Our outstanding capital stock before and after this offering is as follows:

Before	After*	
97,375,446	97,375,446	ordinary shares
123,819,934	129,319,934	preferred shares
221,195,380	226,695,380	total shares

* *Does not consider exercise of the over-allotment option.*

Trading, settlement and clearance .... The underwriters have informed us that payment for the preferred shares will be required to be made to them in reais, and that they expect the preferred shares to be delivered via book entry on December , 2004, the third business day after the Settlement Date. Trades in our preferred shares on BOVESPA will settle through the facility of *Companhia Brasileira de Liquidação e Custódia*, or CBLC.

Over-allotment option .... Suzano Holding has granted the underwriters an option for a period of 30 days to purchase up to an additional 4,200,000 preferred shares, to cover over-allotments, if any.

Transfer restrictions .... The preferred shares have not been registered under the Securities Act and are subject to U.S. restrictions on transfers described in

	"Notice to Investors." Transfers of preferred shares, including by and between residents of jurisdictions outside Brazil, may be effected only in Brazil. See "Trading, settlement and clearance—Investment in the Preferred Shares by Non-Residents of Brazil."
Voting rights	Except in some specific cases, holders of the preferred shares do not have voting rights. See "Description of Capital Stock—Voting Rights and Meetings of Shareholders—Voting Rights."
Tag along rights	Pursuant to our by-laws, in case of any sale of our control, our new controlling shareholder must make a tender offer for all our outstanding preferred shares, for an amount per share equivalent to 80% of the price paid by such new controlling shareholder for each share that is part of our controlling block.
Dividends	Holders of our preferred shares have the right to participate, in equal conditions with holders of our common shares, in any distribution of dividends, which shall correspond to at least thirty per cent (30%) of our net income for each fiscal year, adjusted pursuant to article 202 of the Brazilian Corporation Law. See "Dividends" and "Description of the Capital Stock."
Lock-up agreements	We, the Selling Shareholders and our current directors and officers have agreed, subject to certain exceptions, not to issue or transfer, until 120 days after the Settlement Date, any preferred shares or any options or warrants to purchase preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, directly or indirectly, preferred shares.
Risk factors	See "Risk Factors" beginning on page 10 and the other information included in this offering circular for a discussion of factors you should consider before deciding to invest in our preferred shares.
Use of proceeds	We estimate that our net proceeds from the primary offering of preferred shares will be approximately R$ 38.0 million. We intend to use these proceeds mainly to implement corporate restructuring projects. See "Use of Proceeds." We will not receive any proceeds from the sale of our preferred shares owned by the Selling Shareholders.
Trading symbols	Our preferred shares are traded on BOVESPA under code "SZPQ4" and on the Latibex under code "XSUPT."

Summary financial information

The following discussion should be read in conjunction with our audited consolidated and unaudited interim consolidated financial statements and the notes thereof, which are included elsewhere in this offering circular and have been prepared in accordance with Brazilian GAAP and reviewed or audited, as applicable, by Deloitte Touche Tohmatsu Auditores Independentes or by KPMG Auditores Independentes.

The chart below presents a summary of our financial information and other information at the dates and for each of the periods indicated. You should read such information together with our audited consolidated financial statements and our unaudited interim consolidated financial statements, which were submitted to a limited review by independent auditors, and their relevant explanatory notes. See "Selected Financial Information" and "Operating and Financial Review and Prospects."

The summary financial information at and for the fiscal years ended on December 31, 2003 and 2002 is derived from our audited consolidated financial statements included elsewhere in this offering circular, audited by KPMG Auditores Independentes. The summary financial information at and for the periods ended on September 30, 2004 and 2003 is derived from our unaudited interim consolidated financial statements included elsewhere in this offering circular. The September 30, 2004 and 2003 unaudited interim consolidated financial statements have been subject to a limited review by Deloitte Touche Tohmatsu Auditores Independentes (September 30, 2004) and KPMG Auditores Independentes (September 30, 2003). All such financial information was prepared in accordance with Brazilian GAAP, reflecting, in the opinion of our management, a fair presentation of the results for such periods. The results of operations for the period ended on September 30, 2004 are not necessarily indicative of the operating results to be expected for the entire year, which ends on December 31, 2004.

As required by Brazilian GAAP, the following summary financial information reflects the proportionally consolidated financial statements of each or our jointly-controlled companies for all periods presented. These companies were proportionally consolidated based on our respective participating equity interests. With respect to Politeno, the percentage used for proportional consolidation differs from our aggregate indirect equity interest in Politeno, as the Class B preferred shares of Politeno do not entitle their holders to any remaining profit after the distribution of the annual fixed dividend of 6.0% calculated on the net equity value of such shares. See "Operating and Financial Review and Prospects—Results of Operations—Consolidation of the results of operations of our jointly controlled companies." The financial statements of our jointly-controlled companies were proportionally consolidated using the following percentages for all periods presented:

Jointly-controlled company	Participating equity interest
Polibrasil Participações	50.00%
Petroflex	20.12%
Rio Polímeros	33.33%
Politeno	34.99%

Certain figures included in this offering circular were rounded. Therefore, totals presented in the charts may not always represent a precise sum.

Statements of income	Nine-month period ended on September 30, 2004	Nine-month period ended on September 30, 2003	Fiscal year ended on December 31, 2003	Fiscal year ended on December 31, 2002
	(R$ in thousands)			
Net sales and services	R$ 1,159,302	R$ 886,072	R$ 1,223,207	R$ 876,175
Domestic sales	995,771	765,996	1,058,340	782,255
Exports	163,531	120,076	164,867	93,920
Cost of sales	(929,134)	(735,612)	(1,019,113)	(725,759)
Gross profit	230,168	150,460	204,094	150,416
Selling expenses	(68,344)	(53,634)	(74,583)	(51,914)
General and administrative expenses	(43,777)	(30,589)	(40,311)	(33,526)
Other net operating income (expenses)	3,569	9,157	8,483	(24,360)
Net financial income (expense)	(13,251)	(58,078)	(69,598)	132,175
Equity interest in subsidiaries and affiliates	—	(101)	(298)	(6,197)
Amortization of goodwill	(1,885)	(1,885)	(2,513)	(2,513)
Operating result	106,480	15,330	25,274	164,081

Balance sheet	Nine-month period ended on September 30, 2004	Nine-month period ended on September 30, 2003	Fiscal year ended on December 31, 2003	Fiscal year ended on December 31, 2002
	(R$ in thousands)			
Cash and cash equivalents	R$ 169,180	R$ 263,687	R$ 224,087	R$ 434,181
Other current assets	397,856	365,762	347,963	311,153
Long term receivables	89,374	24,233	38,231	20,415
Other permanent assets	152,400	137,728	142,169	162,669
Property, plant and equipment	1,182,192	1,033,626	1,109,181	793,803
Total assets	1,991,002	1,825,036	1,861,631	1,722,221
Short term financing	131,766	163,090	130,512	73,180
Other short term liabilities	163,288	134,246	147,199	167,200
Long term financing	651,268	550,323	625,396	530,496
Other long term liabilities	82,789	81,614	59,963	49,058
Deferred income	32,740	32,740	32,740	32,740
Minority interests	9,421	8,942	8,998	8,027
Shareholders' equity	919,730	854,081	856,823	861,520
Total liabilities	1,991,002	1,825,036	1,861,631	1,722,221

Other financial information	Nine-month period ended on September 30, 2004	2003	Fiscal year ended on December 31, 2003	2002
	(R$ in thousands)			
Operating income (EBIT)[1][3]	R$ 121,616	R$ 75,394	R$ 97,683	R$ 40,616
EBITDA[3]	161,886	103,626	143,151	64,822
Gross margin	19.9%	17.0%	16.7%	17.2%
EBITDA margin	14.0%	11.7%	11.7%	7.4%
Net debt / EBITDA (annualized)[2]	3.05	2.67	3.72	2.14
Net debt / (net debt + net worth)[2]	40.0%	34.5%	38.3%	13.9%

(1) EBIT (earnings before interest and taxes) is not a line of our income statement, but it was calculated as follows: gross profit less (i) sales expenses, (ii) general and administrative expenses and (iii) other net operating expenses (revenues).

(2) Debt to related parties is considered as "net debt" for purposes of calculation of these ratios. See "Transactions with Related Parties".

(3) EBIT and EBITDA are not measures recognized under Brazilian GAAP or under U.S. GAAP, do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. In addition, we have not calculated EBIT or EBITDA in accordance with the guidelines adopted by the U.S. Securities and Exchange Commission, which we refer to as the SEC, on presentation of non-GAAP financial measures. We disclose EBIT and EBITDA because we use them as a measure of our performance. EBIT and EBITDA should not be considered in isolation or as a substitute for net income or loss or operating earnings as indicators of operating performance or cash flow or as a measure of liquidity or ability to service our debt obligations.

The chart below shows the calculation of our EBITDA:

EBITDA calculation	Nine-month period ended on September 30, 2004	2003	Fiscal year ended on December 31, 2003	2002
	(R$ in thousands)			
Operating income (EBIT)	R$ 121,616	R$ 75,394	R$ 97,683	R$ 40,616
Depreciation and amortization	40,270	28,232	45,468	24,206
EBITDA	161,886	103,626	143,151	64,822

Forward-looking statements

This offering circular includes forward-looking statements, mainly in "Summary," "Risk Factors," "Operating and Financial Review and Prospects," "Overview of the Brazilian Petrochemical Industry" and "Description of Our Business." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- economic, political, demographic and business conditions in Brazil;
- changes in the price of petrochemical products;
- potential interruption or disruptions of our operations, including by virtue of scarcity of raw materials, operating and technical problems or physical damages to our facilities;
- inflation, appreciation or devaluation of the real;
- competition in the Brazilian petrochemical industry;
- our ability to implement our investment and expansion plans, including our ability to obtain financing when necessary and at reasonable conditions;
- prices of naphtha, natural gas and other raw materials;
- governmental regulations in connection with the petrochemical industry;
- our ability to access an uninterrupted supply of electric power; and
- other risk factors presented in "Risk Factors," starting on page 10.

The words "believe," "may," "might," "aim," "estimate," "continue," "anticipate," "intend," "hope," "expect" and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this offering circular might not occur. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements, as a result of various factors.

Risk factors

You should carefully consider the risks described below before making an investment decision. Our businesses, financial condition or results of operations, as well as those of our jointly controlled companies, could be materially adversely affected by any of these risks. The trading price of our preferred shares could decline due to any of these risks, and you may lose all or part of your investment. Additional risks not known to us at present or which we currently consider irrelevant may affect our operations and those of our jointly controlled companies.

RISKS RELATED TO BRAZIL

The economic and political conditions in Brazil may adversely affect the results of our operations and the market price of our preferred shares.

The Brazilian economy has been affected by frequent and significant intervention by the Brazilian government, which has often introduced changes in its economic, monetary, tax, fiscal and credit policies to influence the course of the Brazilian economy. The actions by the Brazilian government to control inflation and give effect to other policies, have, at times, involved various interventionist measures, such as imposing capital controls and raising interest rates. Changes in policies involving customs tariffs, exchange controls, regulations and taxation, as well as the effects of inflation, currency devaluation, social instability and other political, economic and diplomatic developments, and the response by the Brazilian government to such developments in relation to the U.S., may adversely affect our business and results of operations.

In the end of 2002, Brazil elected a new president, Luiz Inácio Lula da Silva, from the Workers' Party. During the periods before and after his election there were significant uncertainties as to the policies that the new administration might implement, including the potential adoption of macroeconomic policies that could diverge from those of the previous administration. This uncertainty resulted in a decrease in confidence in the Brazilian capital markets, contributing to a fast devaluation of the real in relation to the U.S. dollar during such period. Although the Lula administration has not significantly deviated from previous policies and the real has undergone an 18.2% appreciation in relation to the U.S. dollar in 2003 and 1.1%, appreciation during the first nine months of 2004, caution persists in relation to Brazilian governmental policies.

Uncertainties as to future economic policies may contribute to the uncertainties in the Brazilian economic scenario and to higher volatility in the Brazilian capital markets.

Our operations are primarily conducted in Brazil and, in 2003, our jointly controlled companies sold approximately 85% by volume of their products to Brazilian customers. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian gross domestic product grew, in constant currency terms, by around 0.1% in 1998, 0.8% in 1999, 4.4% in 2000, 1.3% in 2001 and 1.9% in 2002, and shrunk by around 0.2% in 2003. We cannot foresee the future performance of the Brazilian gross domestic product. Future developments in the Brazilian economy may affect Brazil's growth rates and, consequently, the activities of the petrochemical industry. As a result, these developments could impair the business strategies, financial condition and results of operations of our jointly controlled companies, as well as ours.

Business and economic activity slowdowns in general may result in a reduction in demand for the products of our jointly controlled companies, submitting them to price competition, and also adversely affecting the financial condition of their clients. Likewise, decisions our jointly controlled companies may take in the future to expand their industrial facilities or build new plants may be reached based on demand forecasts that may not occur. Such developments may reduce the net sales revenues and the gross margin of our jointly controlled companies.

These and other future developments in Brazilian politics and the Brazilian economy may adversely affect our financial condition and results of operations and the market price of our preferred shares.

The volatility of the real in relation to the U.S. dollar may have an adverse impact on the financial condition and results of operations of our jointly controlled companies and, consequently, on ours, and on the market price of our preferred shares.

The real has declined in value in relation to the U.S. dollar in recent years, from time to time significantly. In 2001, the depreciation of the real relative to the U.S. dollar totaled 18.7% due in part to the economic and political uncertainties in Argentina, the slowdown of the global economy and the electric power crisis in Brazil. In 2002, the depreciation of the real in relation to the U.S. dollar totaled 52.3%, due, in part, to the continued economic and political uncertainties in the emerging markets—for instance, in the case of Brazil, uncertainties in respect of the presidential elections—and the global economic slowdown. The real appreciated by 18.2% in relation to the U.S. dollar in 2003 and 1.1% in the nine-month period ended on September 30, 2004. On December 3, 2004, the U.S. dollar-real exchange rate was R$ 2.7095 per U.S. dollar. See "Exchange Rate Information." However, no guarantee may be given in relation to the future performance of the real in relation to the U.S. dollar.

The devaluations of the real relative to the U.S. dollar also create inflationary pressures in Brazil, that may adversely affect us. The devaluations usually curtail access of our jointly controlled companies to foreign financial markets and may require government intervention, including recessionary governmental policies. See "—Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our preferred shares" below. Devaluations also reduce the U.S. dollar value of distributions and dividends and the market price of our preferred shares.

Although approximately 80% of our consolidated revenues are denominated in reais, our jointly controlled companies have incurred debts and other liabilities denominated in U.S. dollars. Additionally, the raw material costs of our jointly controlled companies vary depending on fluctuations of the U.S. dollar/real exchange rate, and it is oftentimes not possible for them to rapidly and fully pass on such increases in expenses or costs to their clients. As a result, devaluations of the real in relation to the U.S. dollar result in an immediate increase in financial expenses and raw material costs of our jointly controlled companies in relation to their revenues. Additionally, appreciations of the real in relation to the U.S. dollar result in price reductions in reais of the products of our jointly controlled companies. Thus, environments of intense volatility of the real in relation of the U.S. dollar, which are characterized by sudden and significant currency variations, may adversely impact the financial condition and results of operations of our jointly controlled companies and, consequently, ours, and may also affect our compliance with financial covenants in our financing agreements that require us to maintain a certain debt coverage ratio and result in the acceleration of the maturity of our contractual obligations. Such effects may adversely affect the value of our preferred shares. See "—Operating and Financial Review and Prospects."

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our preferred shares.

Brazil has historically experienced extremely high rates of inflation. Since the real was introduced in July 1994, the Brazilian inflation has been substantially lower than in previous periods. Inflation, as measured by the General Market Price Index (*Índice Geral de Preços—Mercado*—IGP-M), fell to 1.8% in 1998, before increasing to 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, and decreasing again to 10.0% in 2000 and 10.4% in 2001. In 2002, the inflation rate increased again to 25.3%, largely due to currency pressures on domestic prices. In 2003, inflation rates

sharply decreased to 8.7% and in the first nine months of 2004 inflation reached 10.25%. There can be no assurance that recent lower levels of inflation will continue. Future governmental measures, such as measures to adjust the value of the real, may trigger increases in inflation. If Brazil experiences substantial inflation again in the future, the operating expenses and borrowing costs of our jointly controlled companies may increase, their operating and net margins may decrease and, if investor confidence decreases, the price of our preferred shares may fall. For a more detailed discussion about inflation, see "Operating and Financial Review and Prospects — Overview."

Inflation itself and the governmental measures to combat inflation have had significant negative effects on the Brazilian economy. Since 1999, governmental actions to curb inflation have included interest rate increases and intervention in foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar. These actions, if adopted, may adversely affect the market value of our preferred shares.

The perception of risk in emerging economies may impede our access and the access by our jointly controlled companies to international capital markets, hinder our and their ability to finance operations and adversely affect the market price of our preferred shares.
Since the end of 1997, economic problems in various emerging countries have resulted in investors' perception of greater risk from investments in emerging markets. During periods of investor concern, Brazil has experienced a significant reduction in the availability of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and limited access to the international capital markets. Our jointly controlled companies may need to have access to the international capital markets. See "Description of Our Business—Our Jointly Controlled Companies." We cannot assure that the international capital markets will remain open to Brazilian companies and to our jointly controlled companies and us. If the international capital markets are not open to our jointly controlled companies and us, we may incur higher financial expenses when obtaining financing, which may adversely affect our results. Also we cannot assure that the risk perception, inherent to the investment in shares issued by Brazilian companies, will not increase and/or adversely affect the market price of our preferred shares.

RISKS RELATED TO US

Our condition as a holding company, among other factors, may limit our ability to make distributions and pay dividends to our shareholders, and some of our jointly controlled companies are subject to contractual restrictions to distributions, including restrictions on the payment of dividends.
Because we are a holding company, we do not have operations or directly own operating assets. Instead we own the shares of our directly controlled companies that, in turn, directly or indirectly own shares in our jointly controlled companies. Substantially all of our operating revenues come from our jointly controlled companies. Consequently, our ability to make distributions, pay dividends or pay interest to our shareholders depends, almost exclusively, on our receipt of dividends and other cash flows from our jointly controlled companies.

Polibrasil and Rio Polímeros are subject to contractual covenants that require them to maintain certain financial ratios and condition distributions to their shareholders, including dividends, on compliance with certain obligations in the relevant financing agreements to which such companies are party. These covenants may limit our ability to receive dividends from Polibrasil and Rio Polimeros, and thus may limit our ability to make distributions and pay dividends or interest on our net equity over the next few years.

Additionally, receipt by our shareholders of dividends or interest on our net equity depends on various other factors, such as the amount of mandatory distribution required by the Brazilian Corporation Law and pursuant to our by-laws, as well as on our financial condition.

See "Dividends" for more information about the distribution of dividends to our shareholders and "Operating and financial review and prospects—Liquidity and capital resources—Debt" for more information regarding contractual restrictions on distribution of dividends to our shareholders.

We may be unable to satisfactorily implement our business strategies relating to the acquisition and/or disposal of assets, as well as participation in new projects in the petrochemical industry, which could have an adverse impact on our results of operations.
One element of our business strategy consists of considering acquisitions and/or disposals of assets and interests in our existing line of business, as well as investments in new projects in the petrochemical industry. See "*Description of Our Business—Our Strategy—Active Participation in Consolidating* Brazil's Petrochemical Sector." Any acquisition or new project in which we take part may involve a considerable investment, both in terms of capital disbursement and in terms of obligations we assume. We may depend on third party financing for any acquisition or project, and such funds may not be timely available. Should we decide to finance our acquisitions or projects by incurring indebtedness or assuming obligations, this may adversely affect our financial condition and even reduce our capacity to make distributions and payments of dividends or interest on our net equity to our shareholders. Additionally, we cannot assure that any disposals of assets or investments will have a positive impact on our businesses or that such disposals will not have an adverse impact on our results of operations or the market value of our preferred shares.

We are controlled by a certain group of individuals who may also influence the activities of our jointly controlled companies.
We are controlled by Suzano Holding, which in turn is controlled by the Feffer Family. Accordingly, the Feffer Family holds, directly and indirectly, all our outstanding common shares. Consequently, our controlling shareholders have the power to control us and influence the control of our jointly controlled companies, which includes powers to:

- elect the majority of our management; and
- determine the result of any act that depends on the approval of our shareholders, including corporate reorganizations and disposals and payment conditions of any future dividends.

We have entered into, and plan to, in the future, enter into business and financial transactions with companies associated with our controlling shareholders. See "Transactions with Related Parties." Business and financial transactions between related parties and us create the potential to, and may result in, conflicts of interest.

RISKS RELATED TO THE OPERATIONS OF OUR JOINTLY CONTROLLED COMPANIES AND THE BRAZILIAN PETROCHEMICAL INDUSTRY

The cyclic nature of the petrochemical industry may reduce the net revenues and the gross margin of our jointly controlled companies.
The petrochemical industry is cyclic in nature, where periods of restricted supply and increase in prices and profit margins alternate with periods of increased capacity and falling prices and profit margins. Although the Brazilian petrochemical industry operates substantially in the domestic market and, to a lesser extent, in the regional market, prices adopted by our jointly controlled companies in Brazil are influenced by international prices, which may reduce the net revenues and gross margin of our jointly controlled companies.

Our jointly controlled companies face significant competition from current players in the Brazilian petrochemical industry and the entry of new players may also adversely affect them.
Our jointly controlled companies face competition in Brazil from Brazilian and regional producers of resins, elastomers and other petrochemical products. Additionally, the price of their products is usually influenced by international prices. Our jointly controlled companies may face increasingly fierce competition from resin and elastomer producers.

Our jointly controlled companies face significant competition in the markets where they operate and, in particular, in the polyethylene market. Currently, the largest polyethylene producers in Brazil are Braskem S.A. ("Braskem"), with a production capacity of 860,000 tons per year, and Ipiranga Petroquímica S.A. ("Ipiranga"), with a production capacity of 485,000 tons per year. Beginning with a consolidation process in 2001 that involved various companies of the petrochemical industry, Braskem has become the largest polyethylene producer in the country. Also in 2001, Dow Chemical started operating a polyethylene facility in Argentina, with an annual capacity of approximately 600,000 tons.

Future actions, including expansion of production capacity, by existing players in the petrochemical industry, including Petrobras, as well as the entry of new participants in this industry, may result in an increased supply of petrochemical products, which may result in fiercer competition faced by our jointly controlled companies. In the event competition increases, any of our jointly controlled companies may suffer a decrease of their share in the petrochemical market and our operations, financial condition, results of operations and the market value of our preferred shares may be adversely affected.

Higher costs of naphtha byproduct inputs and an increase in the cost of natural gas fractions may increase the sales costs of our jointly controlled companies and, consequently, reduce their margins.
Naphtha byproduct inputs, such as ethylene, propylene and butadiene, among others, constitute the main raw material used by Politeno, Polibrasil and Petroflex. Natural gas fractions will be the main raw material used by Rio Polímeros. These raw materials constitute the main component of the sales costs of our jointly controlled companies. The price of the naphtha byproduct inputs is influenced by the naphtha price in the international market, usually based on the Amsterdan-Roterdan-Anthuerp (ARA) reference index, which in turn is pegged to international oil prices. Likewise, the price of natural gas fractions, which are to be fully supplied to Rio Polímeros by Petrobras, is related to the gas price in the U.S. market. The prices of naphtha and natural gas fractions are directly affected by U.S. dollar/real exchange rate fluctuations.

In 2003, the U.S. dollar average prices of naphtha and natural gas have increased in the international market. The average price of naphtha in the European spot market increased approximately 25.2%, from US$ 223.00 per ton in 2002, to US$ 280.00 per ton in 2003. In the same period, the average price of natural gas in the United States Golf market increased by approximately 63.5%, from US$ 3.31 per million of BTU in 2002, to US$ 5.41 per million of BTU in 2003. During the first nine months of 2004, the U.S. dollar average price of the naphtha increased by 32% from US$ 333.00 per ton in January 2004 to US$ 440.00 per ton in September 2004. In the same period, the average price of natural gas decreased 16% from US$ 6.00 per million of BTU in January 2004 to US$ 5.02 per million of BTU in September, 2004.

An increase in the cost of naphtha byproduct inputs and of natural gas fractions may result in a gross margin reduction for our jointly controlled companies and adversely affect their financial results if they are unable to fully or timely pass such increases to their clients. If the real devaluates abruptly in relation to the U.S. dollar in the future, our jointly controlled companies may be unable to pass on to their clients, rapidly or fully, all of the resulting increases in costs of naphtha and natural gas byproduct inputs, which may reduce their gross margin and net income.

Our jointly controlled companies depend on a reduced number of suppliers to fulfill their raw material requirements.

The supply of raw materials to our jointly controlled companies, as in the case with the other companies in the Brazilian petrochemical industry, is concentrated in a reduced number of suppliers. Braskem, Companhia Petroquímica do Sul ("Copesul") and Petroquímica União operate the three naphtha-cracking facilities in Brazil and supply most of the input consumed by the Brazilian petrochemical industry, including Polibrasil, Politeno and Petroflex. These suppliers, in turn, depend fundamentally on Petrobras, which supplies 70% of the naphtha consumed in the country. Petrobras will be the only supplier of natural gas fractions to Rio Polímeros. The high concentration of the petrochemical industry combined with high transportation costs, and the difficulty of transporting and storing these raw materials makes the diversification of suppliers difficult or even unfeasible.

The production volumes and the net sales revenues of our jointly controlled companies may decrease and their financial performances may be adversely affected if, among other events:

- the production capacity of their suppliers, including Petrobras, decreases by reason of an accident, natural disaster, fire, strikes or any other reason; or
- the suppliers, including Petrobras, terminate the existing material supply agreements.

Following the consolidation that resulted in the creation of Braskem, we, Oxiteno, Politeno and Polibrasil brought an objection to the antitrust enforcement agencies concerning the legitimacy of such concentration act, which is presently being analyzed by the Brazilian antitrust enforcement authority (*Conselho Administrativo de Defesa Econômica,* or CADE). If CADE approves the Braskem consolidation without any type of restriction, Polibrasil and Politeno may, consequently, bear the risk of having their supply of raw materials restricted, with a reduction to levels lower than or equal to those historically supplied. Further, Polibrasil and Politeno may have difficulties in negotiating purchase conditions from time to time and even have their access to any additional quantity of raw material originated from a future expansion of Braskem restricted and have their own expansions limited by a restriction in supply of raw materials. See "Description of Our Business—Competition" and "Description of Our Business—Judicial and Administrative Proceedings." Approximately 10% of the total volume of ethylene that has been historically supplied to Politeno by Braskem, its only supplier, joint controlling shareholder and one of its competitors, is not subject to a written agreement. In 2003, Politeno and Braskem were parties to a judicial dispute concerning the supply of such additional volume and the ethylene price.

Additionally, the success of Rio Polímeros depends, to a great extent, on the continuous supply of natural gas fractions by Petrobras. The natural gas fractions supply to Rio Polímeros is governed by a raw material supply agreement valid for 15 years.

The implementation of expansion projects and the increase in the capacity of our jointly controlled companies are directly dependent on their ability to obtain additional quantities of raw materials. We cannot assure that our jointly controlled companies will have the capacity to obtain all our present and future raw material requirements with their suppliers. If such requirements are not met, our growth strategies and results of operations may be adversely affected.

Our jointly controlled companies may be affected by situations of conflict of interest involving their suppliers, competitors and controlling companies.

Polibrasil, Politeno and Rio Polímeros acquire their raw materials to a great extent from suppliers who are also their actual or potential competitors. During 2003, Polibrasil acquired approximately 41% of its propylene requirements from Braskem, its main supplier and competitor. In 2003, Politeno acquired all its ethylene requirements from Braskem, its only ethylene supplier, main competitor and joint controlling shareholder. Additionally, Petrobras will be the only supplier of natural gas fractions to

Rio Polímeros. The high transportation and storage costs of such raw materials, and sometimes even the impossibility of transportation or storage, hinder the diversification of suppliers. Conflicts of interest involving suppliers and competitors of our jointly controlled companies may affect pricing policies, which may affect their competitiveness, and create difficulties of access to raw materials which may adversely impact their operations and even prevent their expansion. For more information about the competitors of each of our jointly controlled companies, see "Description of Our Business—Competition."

Additionally, some of the main suppliers and actual or potential competitors of our jointly controlled companies are also shareholders of those companies. Braskem, for instance, is the only supplier, one of the main competitors and also the joint controlling shareholder of Politeno. Braskem is also one of main suppliers and a joint controlling shareholder of Petroflex. Petrobras, in turn, is the sole supplier of Rio Polímeros and is also one of its controlling shareholders.

Such situations and other situations of conflict of interest may adversely affect the financial conditions and the results of operations of our jointly controlled companies and the market value of our preferred shares.

The management of our jointly controlled companies does not depend exclusively on us and our jointly controlled companies may be affected by conflicts among their controlling shareholders.

Our financial results depend directly on the results of Polibrasil, Politeno, Petroflex and Rio Polímeros. Additionally, we do not exclusively control any of those companies and, therefore, our power to influence each of them is limited. We cannot guarantee that our jointly controlled companies will be managed, nor that their investment decisions will be made, fully in accordance with our interests.

We share the control of Politeno and Petroflex with Braskem and other companies in the Brazilian petrochemical industry. After conclusion of the consolidation that resulted in Braskem, we, Oxiteno, Politeno and Polibrasil challenged it before the Brazilian antitrust enforcement agencies, alleging that it damages free competition in the petrochemical industry as Braskem (i) became a monopolist supplier of raw materials that are crucial to the operations of intermediates/resins companies, (ii) is, concurrently, their largest competitor, and (iii) has joint control of competing intermediates/resins companies like Politeno. CADE is currently examining the operation. See "Description of Our Business—Competition" and "Description of Our Business—Judicial and Administrative Proceedings."

Disputes among us and other controlling shareholders of any of our jointly controlled companies may damage their management and adversely affect their business, results of operations and financial conditions.

Changes in the shareholding control blocks of our jointly controlled companies may adversely affect them.

In view of the role performed by the controlling shareholders of our jointly controlled companies in relation to their businesses, changes in their shareholding control blocks, including changes derived from the restructuring of the petrochemical industry, may adversely affect the companies' ability to conduct their businesses as they are presently conducted and the implementation of their growth strategies. Such changes may adversely affect our businesses, results of operations, financial condition and the market value of our preferred shares.

Performance of Rio Polímeros may not correspond to our expectations after the start up of its industrial facility.

The Rio de Janeiro Gas-Chemical Production Complex, owned by Rio Polímeros, is still being implemented. This industrial facility is expected to start operations in the second quarter of 2005 and

approximately 90% of its implementation process has already been completed. There may be unforeseen events prior to its completion or upon its start up and, consequently, we cannot guarantee that its performance will correspond to our expectations, including in respect to projected production levels. If performance of the Rio Polímeros facilities proves to be lower than expected, this may adversely affect both its businesses and our results of operations, financial condition and the market value of our preferred shares. For further information about Rio Polímeros, see "Description of Our Business—Rio Polímeros."

Strikes and other factors may cause delays in the start up of the industrial operations of Rio Polímeros.
Until October 31, 2004, approximately 90% of the industrial facility of Rio Polímeros was implemented. Its start up is currently scheduled for the second quarter of 2005. Unforeseen events, however, may delay the start up of such facility. During its implementation, the workers hired by the construction consortium and the subcontractors engaged in the construction of the plant went on strikes that lasted 118 days in the aggregate, claiming wage increases among other benefits. We estimate that such strikes have caused a delay equivalent to their duration. The occurrence of new strikes and other factors may delay the start up of the industrial facilities of Rio Polímeros, which may adversely affect the market value of our preferred shares.

Additionally, despite the fact that the EPC agreement of Rio Polímeros was entered into providing for a fixed non-renegotiable price, the construction consortium has claimed and may continue to claim price revisions, something that may cause delays in the progress of the Rio Polímeros project and/or result in additional costs, each of which may adversely affect our financial condition. For more information about Rio Polímeros, see "Description of Our Business—Our Jointly Controlled Companies—Rio Polímeros."

Future adjustments of taxes applicable to imported products that compete with the products of our jointly controlled companies may cause a reduction of their prices.
One of the factors that is taken into account by our jointly controlled companies, and, in general, by the companies in the Brazilian petrochemical industry, when establishing the domestic price of their products, are the taxes collected by the Brazilian government on the imports of similar products and products of their clients. Currently, our jointly controlled companies benefit from the taxes applicable to the imported products, mainly resins and elastomers. The Brazilian government has occasionally resorted to import and export taxes to implement economic policies, and, consequently, such taxes, especially those applicable to petrochemical products, may vary considerably. We cannot guarantee there will be no reductions or eliminations of any of those taxes. Future adjustments of taxes may lead our jointly controlled companies to lower their domestic prices, something that may result in a decrease of the net sales revenues and adversely affect our results of operations.

We and our jointly controlled companies may be adversely affected by the imposition and enforcement of stricter environmental regulations and standards.
Our jointly controlled companies are subject to federal, state and local laws and regulations governing, among other subjects, human health, handling and discharge of solid and hazardous residues and the discharge of pollutants in the atmosphere and into water sources. The performance of such operations is dependent on the granting of a license from the proper governmental agencies, as well as to pollution controls and environmental protection policies. If any of our jointly controlled companies violates or fails to comply with those laws, regulations and licenses, they may be fined or otherwise penalized by the relevant enforcement agencies, or further have their licenses cancelled and their operations suspended, or be in some way adversely affected. In addition, any violation of the environmental law, regulations and licenses may result in criminal sanctions to our jointly controlled

companies and their employees. Our jointly controlled companies may also be liable for the costs of environmental recovery, which may be significant. Additionally, changes in the laws and environmental regulations may adversely affect them or result in significant expenses. As the controlling shareholder, we may be called to directly bear one or more of such consequences in relation to any of our jointly controlled companies.

The Brazilian government may issue even stricter environmental laws and regulations than those currently in force, or seek a stricter interpretation of the existing laws and regulations, which may oblige our jointly controlled companies to employ financial resources in environmental issues or limit their capacity to operate in the same way as they have been currently operating. Additionally, such measures may increase the costs associated with the renewal of their existing licenses or the application for new licenses. We cannot assure that such costs or financial resources will not be significant or that the existing licenses will be renewed.

Unfavorable results in judicial and administrative proceedings may adversely affect the financial condition and results of operations of our jointly controlled companies and our financial condition and results of operations, adversely affecting the market price of our preferred shares.

Our jointly controlled companies are subject to various judicial and administrative proceedings involving mainly tax, labor and civil issues, some of them involving relevant amounts. The provisions established by our jointly controlled companies may not be sufficient to meet the total amount for which they could be liable. Among such proceedings, those discussing the index applicable to adjustments in wages and other benefits paid to employees of the petrochemical industry, to which our jointly controlled companies operating in Camaçari, State of Bahia, are parties, and those referring to dividends attributable to Politeno's class B Preferred Shares are relevant, as no provisions were constituted in relation to them. Unfavorable results in such proceedings may adversely affect the financial condition and results of operations of our jointly controlled companies and our financial condition and results of operations, adversely affecting the market price of our preferred shares. For more information about such judicial and administrative proceedings, see "Description of Our Business—Judicial and Administrative Proceedings."

The production of petrochemical products is inherently dangerous and may cause accidents, which may interrupt the operations of our jointly controlled companies and result in high reparation costs and loss of net sales revenues, adversely affecting the financial condition and results of operations of the relevant jointly controlled companies and our financial condition and results of operations, as well as the market price of our preferred shares.

The operations of our jointly controlled companies are subject to risks, such as fires, explosions and other accidents associated with the production of petrochemical products and the storage and transportation of inputs and petrochemical products. These risks may result in personal injury and casualties, major damage or destruction of property and equipment and environmental damage. Our jointly controlled companies cannot completely eliminate the risks inherent to the petrochemical production process. In addition, the insurance policies held by our jointly controlled companies may not be sufficiently extensive to cover all the risks to which they are subject or to provide indemnifications in amounts compatible with the suffered damage. See further information about insurance of a each company under common control in "Description of Our Business." A major accident in one of the plants or storage facilities of any of our jointly controlled companies may oblige it to temporarily interrupt its operations, resulting in high remediation costs and loss of net sales revenues that may not be covered by insurances or, even if covered, which may not be fully recoverable through the respective indemnities, thus adversely affecting the financial condition and

results of operations of the respective jointly controlled company and our financial condition and results of operations, as well as the price of our preferred shares.

RISKS RELATED TO OUR PREFERRED SHARES

The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which could adversely affect your ability to receive dividends and distributions on the sale of our preferred shares and reduce the market price of our preferred shares.

You may be adversely affected by the imposition of restrictions on the remittance abroad of the proceeds of investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government last imposed remittance restrictions for a brief period in 1989 and early 1990. We cannot assure you that the Brazilian government will not take similar measures in the future. Reimposition of such restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of our preferred shares into U.S. dollars or other foreign currencies and to remit those funds outside Brazil. The imposition of these restrictions would almost certainly have a material adverse effect on the market price of our preferred shares.

Our ability to distribute dividends or interest on our preferred shares is subject to limitations.

Whether or not you receive a dividend or interest on our preferred shares depends on the amount of the mandatory distribution required under our by-laws and Brazilian corporation law, whether our financial condition permits us to distribute dividends or interest on our equity, and whether our shareholders, on the recommendation of our Board of Directors acting in its discretion, determine that our financial condition warrants a suspension of the distribution of dividends or the payment of interest on our equity. Please see "Dividends" for more information regarding the distribution of dividends to our shareholders and "Operating and financial review and prospects—Liquidity and capital resources—Debt" for more information regarding contractual restrictions on distribution of dividends to our shareholders.

As a holder of our preferred shares, you may have fewer and less well-defined shareholders' rights than in the United States and some other jurisdictions.

Our corporate affairs are governed by our by-laws and Brazilian Corporation Law. These differ in some respects from the legal principles that would apply if we were incorporated in the United States or in another jurisdiction outside Brazil. Under Brazilian Corporation Law, you may have fewer and less well-defined rights to protect your interests, including as such rights relate to actions taken by other shareholders and our Board of Directors, than under the laws of jurisdictions outside Brazil relative to actions taken by other shareholders and our Board of Directors, than under the laws of jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities market in the United States and some European jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less restrictive and less well-enforced in Brazil than in other jurisdictions, which could potentially disadvantage you and your rights as a shareholder. For example, compared to the Delaware General Corporation Law and the laws of several other jurisdictions, Brazilian Corporation Law and Brazilian corporate practice have less detailed and less well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, derivative suits against a Brazilian corporation's management and its controlling shareholders may be brought only with the consent of a shareholders' meeting or by a shareholder that holds five percent of the outstanding share

capital. Other shareholders may bring derivative suits against management or controlling shareholders only under limited circumstances.

Liquidity constraints associated with the Brazilian capitals market may affect our preferred shares, restricting the possibility of sales of such shares and increasing instability.

The market liquidity of the securities is frequently related to the volume of shares held by shareholders other than the controlling shareholders or parties associated with them. More liquid and active markets usually result in lower price volatility and more efficient execution of investors' purchase and sale orders.

Especially in Brazil, the small capitalization, greater concentration and reduced liquidity of the local capital market, as compared to other world markets, may result in significant market price fluctuations of the securities issued by Brazilian companies, including our preferred shares.

We cannot assure that after completing this offering there will be a significant increase in the liquidity of our preferred shares. Additionally, we cannot assure that our market maker will be successful in fostering the liquidity of our shares, or even that we will maintain our market maker. Such factors may considerably limit an investor's ability to sell our preferred shares at the desired price and at the most convenient moment, in addition to adversely affecting the price of our preferred shares.

If we issue new shares or our shareholders sell shares in the future, the market price of our preferred shares may be reduced.

The issuance of new shares by us or sales by our shareholders of a substantial number of shares after the consummation of this offering, or the belief that this may occur, could decrease the prevailing market price of our preferred shares. The Selling Shareholders and our current shareholders, directors and officers have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or grant any rights with respect to any preferred shares they hold as of the day after the date of this offering circular, until 120 days after the Settlement Date. Sales of shares by our existing shareholders also might make it more difficult for us to sell preferred shares in the future at a time and a price we deem appropriate.

Enforcement of judgments

We are incorporated under the laws of Brazil. All of our directors and officers named in this offering circular reside in Brazil. Substantially all our assets and those of these other persons are located in Brazil. As a result, you may not be able to effect service of process upon us or these other persons within the United States or to enforce against us or these other persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Judgments of United States courts for civil liabilities based on the federal securities laws of the United States may, subject to the requirements described below, be enforced in Brazil. A judgment obtained outside Brazil against us or our directors and officers named in this offering circular will be enforceable in Brazil without reconsideration of the merits upon confirmation of that judgment by the Brazilian Federal Supreme Court. That confirmation will occur if the foreign judgment:

- fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;
- is for a payment of a certain sum of money;
- is issued by a competent court after proper service of process is made or after sufficient evidence of the party's absence has been given in accordance with Brazilian law;
- is not subject to appeal;
- is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and
- is not contrary to Brazilian national sovereignty, public policy or public morality.

Notwithstanding the foregoing, we cannot assure you that confirmation will be obtained, that the process described above will be conducted in a timely manner or that Brazilian courts will enforce a monetary judgment for violation of the U.S. securities laws with respect to the preferred shares.

In addition:

- original actions based on the federal securities laws of the United States may be brought in Brazilian courts and, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us, our directors and our executive officers named in this offering circular; and
- the ability of a judgment creditor to satisfy a judgment by attaching certain assets of ours is limited by provisions of Brazilian law.

A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure that payment. The bond must have a value sufficient to satisfy the payment of court fees and the defendant's attorney fees, as determined by a Brazilian judge.

Exchange rate information

There are two legal foreign exchange markets in Brazil:

- the commercial rate exchange market; and
- the floating rate exchange market.

Each of these markets is separately regulated. Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase and sale of ordinary shares and the payment of dividends and other distributions with respect to them.

Foreign currencies may be purchased only through a Brazilian bank authorized to operate in these markets. The Brazilian government recently unified operational limits imposed on Brazilian banks with respect to both markets, which caused a reduction in the difference between their respective rates. In both markets, rates are still freely negotiated but may be strongly influenced by Central Bank intervention.

From its introduction on July 1, 1994 through February 9, 1995, the real appreciated against the U.S. dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the real relative to the U.S. dollar, the Central Bank introduced new exchange rate policies that established a band within which the real-U.S. dollar exchange rate could fluctuate and announced that it would buy or sell U.S. dollars whenever the rate approached the upper or the lower limit of the band. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure did not ease, on January 15, 1999 the Central Bank abolished the band system and allowed the real to float freely.

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, we cannot assure you that the exchange market will not be volatile as a result of this instability, the recent terrorist attacks in and retaliation by the United States or other factors, and, therefore, that the real will not decline or appreciate in value in relation to the U.S. dollar substantially in the future.

The tables below show the commercial selling rates in reais for U.S. dollars for the periods indicated, as published by the Central Bank.

	Reais per US$1.00		
Year ended December 31,	Average[(1)]	High	Low
2000	R$ 1.8291	R$ 1.9843	R$ 1.7230
2001	2.3518	2.8003	1.9353
2002	2.9305	3.9548	2.2705
2003	3.0600	3.6623	2.8562
2004 (through December 3, 2004)	2.9217	3.2051	2.7095

Exchange rate information

2004	Reais per US$1.00		
	Average[1]	High	Low
June 2004	R $3.1291	R $3.1651	R $3.1030
July 2004	3.0368	3.0747	2.9939
August 2004	3.0029	3.0637	2.9338
September 2004	2.8911	2.9361	2.8586
October 2004	2.8529	2.8847	2.8241
November 2004	2.7860	2.8590	2.7307
December 2004 (through December 3, 2004)	2.7160	2.7239	2.7095

Source: U.S. dollar selling rate as published by the Brazilian Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800 Option 5.

(1) The average of the exchange rates on the last day of each month.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of the preferred shares on BOVESPA as well as the U.S. dollar equivalent of any distributions we make with respect to our preferred shares, which will be made in reais. Exchange rate fluctuations may also affect our financial condition. See "Risk Factors—Risks Related to Brazil—The volatility of the real in relation to the U.S. dollar may have an adverse impact on the financial condition and results of operations of our jointly controlled companies and, consequently, on ours, and on the market price of our preferred shares."

Use of proceeds

We estimate that the net proceeds from the primary offering of preferred shares will be approximately R$ 38.0 million, based on a price per preferred share of R$ 7.09, which was the last sale price for our preferred shares on BOVESPA at the close of trading on December 3, 2004. We intend to use these proceeds in the implementation of corporate restructuring projects. We will not receive any proceeds from the sale of the preferred shares owned by the Selling Shareholders.

Capitalization

The following table sets forth as of September 30, 2004, our actual cash and cash equivalents, short-term debt and capitalization. The table also sets forth as of September 30, 2004, our cash and cash equivalents, short-term debt and capitalization as adjusted so as to reflect the issue and sale of 5,500,000 preferred shares, in the amount of approximately R$ 39.0 million. The adjustment is based on a price per preferred share of R$ 7.09, which was the last sale price for our preferred shares on BOVESPA at the close of trading on December 3, 2004. Based on such price, we will receive net proceeds in the total amount of approximately R$ 38.0 million. We will not receive any proceeds resulting from the sale of preferred shares by the Selling Shareholders or from the exercise of the over-allotment option. No relevant change has occurred in our capitalization since September 30, 2004. The information set forth in the table below is derived from our unaudited interim financial statements prepared in accordance with Brazilian GAAP. You should read this table in conjunction with "Selected Financial Information," "Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this offering circular.

	As of September 30, 2004			
	Actual		As adjusted	
	Parent Company	Consolidated	Parent Company	Consolidated
	(R$ in thousands)			
Cash and cash equivalents[1]	R$ 1,853	R$ 169,180	R$ 40,848	R$ 208,175
Short term indebtedness:[2][3]				
Denominated in Reais	—	14,291	—	14,291
Denominated in foreign currency	—	25,740	—	25,740
Total short term indebtedness	—	40,031	—	40,031
Long term indebtedness:[3]				
Current portion:				
Denominated in Reais	6,259	36,032	6,259	36,032
Denominated in foreign currency	—	55,703	—	55,703
Denominated in Reais	6,193	239,928	6,193	239,928
Denominated in foreign currency	—	411,340	—	411,340
Total long term indebtedness	12,452	743,003	12,452	743,003
Current portion	6,259	91,735	6,259	91,735
Total of long term indebtedness, less current portion	6,193	651,268	6,193	651,268
Shareholders' equity				
Paid-in share capital[1]	794,383	794,383	833,378	833,378
Capital reserves	—	—	—	—
Revaluation reserves	2,513	2,513	2,513	2,513
Profit reserves	59,927	59,927	59,927	59,927
Accumulated profits	62,907	62,907	62,907	62,902
Total shareholders' equity	919,730	919,730	958,752	958,752
Total capitalization (long term indebtedness, less current portion, plus shareholders' equity)	925,923	1,570,998	964,918	1,609,993

(1) Under Brazilian GAAP, total proceeds of the primary distribution are considered as capital increase, being the expenses directly involved in the offering of shares charged to income. Under U.S. GAAP, the expenses directly involved with the project reduce the amount of the capital increase. The adjusted cash and cash equivalent amount above does not consider the impact of these expenses.

(2) Excludes the current portion of long-term indebtedness.

(3) A portion of our long term and of our short term indebtedness is guaranteed by our fixed assets or by promissory notes.

Dilution

At September 30, 2004, we had a net tangible book value of R$ 4.16 per share. Net tangible book value represents the amount of our total tangible assets less total liabilities, divided by 221,195,380, the total number of our shares outstanding at September 30, 2004. After giving effect to the sale of the 5,500,000 preferred shares offered by us in this offering, and assuming the over-allotment option is not exercised, our net tangible book value estimated at September 30, 2004 would have been approximately R$ 958.7 million, based on an assumed offering price of R$ 7.09 per preferred share, which was the last sale price of our preferred shares on BOVESPA at the close of trading on December 3, 2004. This represents an immediate increase in net tangible book value of R$ 0.07 per preferred share to existing shareholders and an immediate dilution in net tangible book value of R$ 2.86 per preferred share to purchasers of preferred shares in this offering. Dilution for this purpose represents the difference between the price per preferred share paid by these purchasers and net tangible book value per preferred share immediately after the completion of the offerings.

The following table illustrates this dilution of R$ 2.86 per preferred share to purchasers of preferred shares in this offering:

Assumed initial public offering price per preferred share	R$ 7.09
Net tangible book value per preferred share at September 30, 2004	R$ 4.16
Increase in net tangible book value per preferred share attributable to new investors	R$ 0.07
Pro forma net tangible book value per preferred share after this offering	R$ 4.23
Dilution per preferred share to new investors	R$ 2.86

The subscription price per common and per preferred share at the time of the spin-off of the petrochemical assets from Companhia Suzano de Papel e Celulose, on November 30, 2001, was approximately R$ 3.59. The last acquisition of our shares by Suzano Holding took place on August 23, 2004, when it acquired 28,499,793 preferred shares from JP Morgan International, Inc., Citicorp Mercantil Participações e Investimentos S.A. and Brazil Holdings Inc. limited, at a price of R$ 2.32 per preferred share.

The subscription price of our preferred shares does not have any correlation with book value, and will be determined based on the market price of our preferred shares, after completion of the bookbuilding process.

Market prices of stock

GENERAL

The principal trading market for our preferred shares is BOVESPA. Our preferred shares trade on BOVESPA under the symbol "SZPQ4."

On November 22, 2004, we agreed to comply with heightened corporate governance and disclosure requirements established by BOVESPA in order to qualify for a differentiated listing qualification as a company admitted to the "Level 2 of Differentiated Corporate Governance."

To become a Level 2 company, we agreed, among other things, to (i) ensure that shares representing 25% of our total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by our controlling shareholders, directors and officers involving securities issued by us; (v) disclose any existing shareholders' agreements and stock option plans; (vi) make a schedule of corporate events available to the shareholders; (vii) grant tag-along rights for all shareholders in connection with a transfer of our control, offering the same price paid per share of our controlling block for each common share and 80% of the price paid per share of controlling block for each preferred share; (viii) grant voting rights to holders of our preferred shares in connection with certain corporate restructurings and related party transactions, such as (a) any transformation of our company into another corporate form; (b) any merger, consolidation or spin-off of our company; (c) approval of any transactions between us and our controlling shareholders or parties related to our controlling shareholders; (d) approval of any valuation of assets to be delivered to us in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain our fair value in connection with any deregistration and delisting tender offer; and (f) any changes to these voting rights; (ix) limit the term of all members of our board of directors to one year; (x) prepare annual financial statements, including cash flow statements, in accordance with U.S. GAAP or International Accounting Standards; (xi) if we elect to delist from the Level 2 segment, hold a tender offer by our controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process); and (xii) adhere exclusively to the BOVESPA Arbitration Chamber for resolution of disputes between our investors and us. See "Trading, Settlement and Clearance" for information about the Brazilian stock exchange.

MARKET PRICE INFORMATION

The tables below set forth, for the periods indicated, the reported high and low closing sale prices in reais per preferred share and the reported average daily trading volume in our preferred shares on BOVESPA. The table also sets forth prices in U.S. dollars per preferred share at the commercial market rate for the purchase of U.S. dollars, as reported by the Central Bank, for each of the respective dates of such quotations. See "Exchange Rate Information" for information with respect to exchange rates applicable during the periods set forth below and for a description of the commercial market rate as compared to other rates.

	Reais per preferred share			U.S. Dollars per preferred share			Average daily number of preferred shares traded
BOVESPA(*)	Low	High	Average	Low	High	Average	(in 100 share lots)
2002							
April	R$ 1.24	R$ 1.99	R$ 1.34	US$ 0.50	US$ 0.81	US$ 0.55	1,478
May	1.22	1.34	1.27	0.46	0.52	0.49	1,144
June	1.20	1.30	1.27	0.40	0.48	0.44	275
July	1.20	1.35	1.27	0.35	0.43	0.41	196
August	1.29	1.43	1.34	0.38	0.44	0.41	195
September	1.11	1.36	1.21	0.27	0.42	0.35	218
October	0.97	1.24	1.09	0.24	0.32	0.28	584
November	1.13	1.49	1.29	0.30	0.40	0.36	821
December	1.31	1.45	1.39	0.33	0.40	0.36	894
2003							
January	1.27	1.51	1.41	0.33	0.34	0.33	274
February	1.20	1.40	1.26	0.32	0.33	0.32	200
March	1.20	1.55	1.49	0.33	0.34	0.34	2,685
April	1.54	1.88	1.67	0.44	0.46	0.46	406
May	1.73	2.04	1.87	0.56	0.58	0.57	341
June	1.74	1.98	1.87	0.59	0.61	0.60	533
July	1.70	1.92	1.77	0.59	0.59	0.59	352
August	1.72	2.33	1.96	0.56	0.58	0.57	499
September	2.30	2.60	2.49	0.76	0.78	0.76	236
October	2.30	2.55	2.45	0.78	0.79	0.79	383
November	2.22	2.55	2.44	0.75	0.76	0.76	653
December	2.54	3.10	2.77	0.85	0.85	0.85	312
2004							
January	3.00	3.75	3.26	1.02	1.04	1.04	335
February	3.21	4.12	3.74	1.07	1.16	1.12	356
March	3.81	4.60	4.08	1.27	1.31	1.30	205
April	3.56	4.00	3.88	1.19	1.21	1.21	201
May	3.20	3.75	3.41	1.01	1.04	1.03	191
June	3.20	3.80	3.36	1.01	1.04	1.01	317
July	3.90	4.30	4.06	1.25	1.26	1.26	145
August	4.00	5.30	4.60	1.29	1.36	1.36	345
September	5.30	7.10	6.21	1.81	1.87	1.84	636
October	5.35	6.49	5.92	1.87	1.89	1.87	348

Market prices of stock

BOVESPA(*)	Reais per preferred share			U.S. Dollars per preferred share			Average daily number of preferred shares traded
	Low	High	Average	Low	High	Average	(in 100 share lots)
November	5.97	8.15	6.65	2.11	2.23	2.19	1,029
December—(through December 3) ..	6.91	7.25	7.00	2.55	2.62	2.58	1,891

(*) Our preferred shares started being traded in April 2002.

(**) Information based on prices at the floor of the exchange, in the spot market, excluding fractions of lots.

AMERICAN DEPOSITARY SHARES

Approximately 18,878 of our preferred shares have been deposited with The Bank of New York, a U.S. depository, in connection with the issuance of American Depositary Shares ("ADS") in the United States. There are currently 1,878 outstanding ADSs (each of which represents 10 preferred shares) and they trade over-the-counter under the symbol "SUZPY". These ADSs have not been listed on any U.S. stock exchange and are not registered under the Securities Act. To date, no active trading market has developed with respect to the ADSs.

Dividends

We intend to declare and pay dividends and/or interest on net equity in amounts equivalent to 30% of our adjusted net income, in accordance with Brazilian Corporation Law and our by-laws. See "Description of Capital Stock—Allocation of Net Income and Distribution of Dividends" for more information regarding the calculation of the amount to be distributed to our shareholders. The mandatory distribution may be made in the form of dividends or interest on net equity, which is equivalent to a dividend but may be deducted by us in calculating our income tax provisions.

The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of a majority of the holders of our ordinary shares and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest on net equity.

According to our by-laws, both holders of our preferred and common shares are entitled to the same dividends. Moreover, we may pay dividends in the form of interest on net equity. Interest on net equity is paid to our shareholders net of income tax that we withhold and pro rata according to each shareholder's respective ownership interests.

In 2003, we distributed dividends to our shareholders in the amount of R$ 0.0302 per ordinary share and R$ 0.0332 per preferred share, for a total dividend distribution of R$ 7.054 million or US$ 2.603 million. In 2002, we distributed dividends to our shareholders in the amount of R$ 0.0272 per ordinary share and R$ 0.0299 per preferred share, for a total dividend distribution of R$ 6.353 million or US$ 2.345 million. Still in 2002, we paid interest on net equity to our shareholders in the amount of R$ 0.0280 per ordinary share and R$ 0.0308 per preferred share, for a total payment of R$ 5.558 million or US$ 2.051 million.

Selected financial information

The following discussion should be read in conjunction with our audited consolidated and unaudited interim consolidated financial statements and the notes thereof, which are included elsewhere in this offering circular and have been prepared in accordance with Brazilian GAAP and reviewed or audited, as applicable, by Deloitte Touche Tohmatsu Auditores Independentes or by KPMG Auditores Independentes.

The following selected consolidated financial data at and for the years ended on December 31, 2003 and 2002 have been derived from our audited consolidated financial statements included elsewhere in this offering circular, audited by KPMG Auditores Independentes, independent public accountants in Brazil. The following selected consolidated financial data at and for the nine months ended September 30, 2004 and September 30, 2003 has been derived from our unaudited consolidated financial statements included elsewhere in this offering circular, reviewed by Deloitte Touche Tohmatsu Auditores Independentes (September 30, 2004) and KPMG Auditores Independentes (September 30, 2003) independent public accountants in Brazil, all of which, in the opinion of management, reflect a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the operating results to be expected for the entire year ending December 31, 2004. You should read the following selected financial data in conjunction with our audited and unaudited interim consolidated financial statements and notes thereto included in this offering circular.

As required by Brazilian GAAP, the following summary financial information reflects the proportionally consolidated financial statements of each or our jointly-controlled companies for all periods presented. These companies were proportionally consolidated based on our respective participating equity interests. With respect to Politeno, the percentage used for proportional consolidation differs from our aggregate indirect equity interest in Politeno, as the Class B preferred shares of Politeno do not entitle their holders to any remaining profit after the distribution of the annual fixed dividend of 6.0% calculated on the net equity value of such shares. See "Operating and Financial Review and Prospects—Results of Operations—Consolidation of the results of operations of our jointly controlled companies." The financial statements of our jointly-controlled companies were proportionally consolidated using the following percentages for all periods presented:

Jointly-controlled company	Participating equity interest
Polibrasil Participações	50.00%
Petroflex	20.12%
Rio Polímeros	33.33%
Politeno	34.99%

Selected financial information

Statement of income	Nine-month period ended on September 30, 2004	Nine-month period ended on September 30, 2003	Fiscal year ended on December 31, 2003	Fiscal year ended on December 31, 2002
	(R$ in thousands)			
Net sales and services	R$ 1,159,302	R$ 886,072	R$ 1,223,207	R$ 876,175
Domestic sales	995,771	765,996	1,058,340	782,255
Exports	163,531	120,076	164,867	93,920
Cost of sales	(929,134)	(735,612)	(1,019,113)	(725,759)
Gross profit	230,168	150,460	204,094	150,416
Selling expenses	(68,344)	(53,634)	(74,583)	(51,914)
General and administrative expenses	(43,777)	(30,589)	(40,311)	(33,526)
Other net operating income (expenses)	3,569	9,157	8,483	(24,360)
Net financial income (expense)	(13,251)	(58,078)	(69,598)	132,175
Equity interest in subsidiaries and affiliates	—	(101)	(298)	(6,197)
Amortization of goodwill	(1,885)	(1,885)	(2,513)	(2,513)
Operating income	106,480	15,330	25,274	164,081

Balance sheet information	Nine-month period ended on September 30, 2004	Nine-month period ended on September 30, 2003	Fiscal year ended on December 31, 2003	Fiscal year ended on December 31, 2002	Fiscal year ended on December 31, 2001
	(R$ in thousands)				
Cash and cash equivalents	R$ 169,180	R$ 263,687	R$ 224,087	R$ 434,181	R$ 411,606
Other current assets	397,856	365,762	347,963	311,153	352,579
Long term receivables	89,374	24,233	38,231	20,415	121,053
Other permanent assets	152,400	137,728	142,169	162,669	343,985
Property, plant and equipment	1,182,192	1,033,626	1,109,181	793,803	617,624
Total assets	1,991,002	1,825,036	1,861,631	1,722,221	1,846,847
Short term financing	131,766	163,090	130,512	73,180	121,761
Other short term liabilities	163,288	134,246	147,199	167,200	147,691
Long term financing	651,268	550,323	625,396	530,496	461,972
Other long term liabilities	82,789	81,614	59,963	49,058	49,906
Deferred income	32,740	32,740	32,740	32,740	32,595
Minority interests	9,421	8,942	8,998	8,027	292,336
Shareholders' equity	919,730	854,081	856,823	861,520	740,586
Total liabilities	1,991,002	1,825,036	1,861,631	1,722,221	1,846,847

Selected financial information

Other financial information	Nine-month period ended on September 30, 2004	2003	Fiscal year ended on December 31, 2003	2002
	(R$ in thousands)			
Earnings (EBIT)[1][3]	R$ 121,616	R$ 75,394	R$ 97,683	R$ 40,616
EBITDA[3]	161,886	103,626	143,151	64,822
Gross margin	19.9%	17.0%	16.7%	17.2%
EBITDA margin	14.0%	11.7%	11.7%	7.4%
Net debt/EBITDA (annualized)[2]	3.05	2.67	3.72	2.14
Net debt/(Net debt + net worth)[2]	40.0%	34.5%	38.3%	13.9%

(1) EBIT (earnings before interest and taxes) is not a line of our income statement, but it was calculated as follows: gross profit less (i) sales expenses, (ii) general and administrative expenses and (iii) other net operating expenses (earnings).

(2) Debt to related parties is considered as "net debt" for purposes of calculation of these ratios. See "Transactions with Related Parties".

(3) EBIT and EBITDA are not measures recognized under Brazilian GAAP or under U.S. GAAP, do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. In addition, we have not calculated EBIT or EBITDA in accordance with the guidelines adopted by the SEC on presentation of non-GAAP financial measures. We disclose EBIT and EBITDA because we use them as a measure of our performance. EBIT and EBITDA should not be considered in isolation or as a substitute for net income or loss or operating earnings as indicators of operating performance or cash flow or as a measure of liquidity or ability to service our debt obligations.

The chart below shows the calculation of our EBITDA:

EBITDA calculation	Nine-month period ended on September 30, 2004	2003	Fiscal year ended on December 31, 2003	2002
	(R$ in thousands)			
Operating income (EBIT)	R$ 121,616	R$ 75,394	R$ 97,683	R$ 40,616
Depreciation and amortization	40,270	28,232	45,468	24,206
EBITDA	161,886	103,626	143,151	64,822

Operating and financial review and prospects

The following discussion should be read in conjunction with our December 31, 2003 and 2002 audited consolidated financial statements, audited by KPMG Auditores Independentes and our September 30, 2004 and 2003 unaudited interim consolidated financial statements, reviewed by Deloitte Touche Tohmatsu Auditores Independentes (September 30, 2004) and KPMG Auditores Independentes (September 30, 2003), and the notes thereof, which are included elsewhere in this offering circular (except for the September 30, 2003 financial statements and notes) and have been prepared in accordance with Brazilian GAAP.

OVERVIEW

General conditions of the Brazilian economy

As all of the industrial facilities of our jointly controlled companies are located in Brazil and a significant part of their revenues is denominated in reais, our results are affected by the Brazilian economy. More specifically, the performance of the Brazilian economy affects demand for the products of our jointly controlled companies, their costs and margins, inflation, devaluations of the real and, even if temporary, our costs, margins and indebtedness. In recent years, the growth rate of the Brazilian economy has varied significantly.

In 2001, the Argentine economic crisis, the U.S. economic slowdown and the electric power rationing measures adopted in Brazil adversely affected investments in general and the consumption of petrochemical products in the Brazil. Brazilian gross domestic product increased by 1.3% in actual terms, the real devaluated 18.7% in relation to the U.S. dollar and the inflation rate measured by the IGP-M reached 10.4%. The Central Bank increased the basic interest rate from 15.25% in early 2001 to 19.00% in July of 2001.

In 2002, Argentine crisis continued to affect the Brazilian economy. Additionally, uncertainties caused by the presidential elections in Brazil, with the fear that a new administration would substantially change the economic policy then in effect, also contributed to the instability of Brazil's economy. The Brazilian gross domestic product grew 1.9% in actual terms, the real devaluated 52.3% in relation to the U.S. dollar and the inflation rate measured by the IGP-M reached 25.3%. The Central Bank increased the basic interest rate many times during the year, from 19.00% in early 2002 to 25.00% at the end of the year.

In 2003, the Brazilian economic scenario was impacted by the macroeconomic policy adopted by the new administration, which, to a great extent, was very similar to the preceding administration's policies. Consequently, the real appreciated 18.2% in relation to the U.S. dollar, reaching R$ 2.8892 per US$ 1.00 on December 31, 2003 and the inflation rate measured by the IGP-M reached 8.7%. The gross domestic product, however, shrunk 0.2%, especially due to the high interest rates in effect since the beginning of the year. The Brazilian economy started to show signs of recovery in the third quarter of 2003.

The signs of recovery of the Brazilian economy continued during the nine months ended on September 30, 2004. During this period, the real appreciated 1.1% in relation to the U.S. dollar, reaching R$ 2.8586 per US$ 1.00 on September 30, 2004 and inflation measured by the IGP-M was of 10.3%. The actual gross domestic product grew 5.35% in the first nine months of 2004, compared to the first nine months of 2003, especially as a result of the recovery of the economic activity.

The chart below shows the inflation, the actual gross domestic product and the variation of the real in relation to the U.S. dollar in the nine-month periods ended on September 30, 2004 and 2003 and in the fiscal years ended in December 31, 2003 and 2002.

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
Inflation (IGP-M)[1]	10.3%	7.1%	8.7%	25.3%
Inflation (IPCA)[2]	5.5%	8.1%	9.3%	12.5%
Growth (shrinking) of the actual gross domestic product	5.35%	(0.27)%	(0.2)%	1.9%
Devaluation (appreciation) of the real vis-à-vis the dollar	(1.1)%	(17.3)%	(18.2)%	52.3%
Currency exchange rate at the end of the period—US$1.00	R$ 2.8586	R$ 2.9234	R$ 2.8892	R$ 3.5333
Average currency exchange rate—US$1.00[3]	R$ 2.9700	R$ 3.1139	R$ 3.0600	R$ 2.9983

Sources: Fundação Getúlio Vargas, Brazilian Institute of Geography and Statistics and the Central Bank.

(1) Inflation (IGP-M) is the general market price index measured by Fundação Getúlio Vargas.

(2) Inflation (IPCA) is the extended consumer market price index measured by the Brazilian Institute of Geography and Statistics.

(3) Represents the average of the selling currency exchange rate on the last day of each month during the period.

The main inflation and currency exchange effects on our activities are the increase of operating costs and of financial expenses in connection with the payment of interest and amortization of foreign currency denominated debts incurred by our jointly controlled companies.

Prices and conditions of the petrochemical industry

The first months of 2003 did not demonstrate the usual seasonal slowdown in Brazilian demand for petrochemical products, as expectations of a long war with Iraq and increases in oil prices incentivized the formation of preventive inventories, with advanced product orders. As the official war did not last for long, the second and third quarters were characterized by a reduction in the inventories then held by converters. The last months of the year presented an increased demand caused by the expected seasonal effects combined with the low inventory level along the whole chain and expectations of increased prices of resins beginning in January 2004.

Consumption of thermoplastic resins dropped 3.6% in 2003 when compared to 2002. Because of the sluggish demand in the Brazilian market, domestic resin producers were unable, in general, to fully pass through to their clients the increase in prices of raw materials accumulated during the year, and thus had to absorb part of the impact caused by the higher prices of oil and naphtha in the international market. Exports were used by the industry to partly offset the poor performance of the domestic market. Taking into account only the products manufactured by our jointly controlled companies Polibrasil and Politeno—polypropylene and polyethylene—there was no significant change in their domestic sales in 2003 compared to 2002. However such companies followed the market movement and expanded their exports. The resin production of our jointly controlled companies totaled 795.3 thousand tons in 2003, a volume 10.0% higher than in 2002.

Domestic demand of synthetic rubber (SBR and BR) reached 274.5 thousand tons in 2003, evidencing a 5.6% growth in relation to 2002, essentially due to the favorable performance of exports of end products to the tire industry. Additionally, the 27.1% increase in exports of elastomers in 2003, when compared to 2002, helped to increase sales. Petroflex maintained stable domestic sales during such

periods and expanded its exports, accompanying the market trend. The production of elastomers by Petroflex totaled 340.4 thousand tons in 2003, a volume 5.0% higher than in 2002.

During the first months of 2004, the small increase in production shown by the petrochemical industry was the result of the good performance of exports and of the Brazilian agribusiness, as the Brazilian economic activity grew much less than expected.

Starting in the second quarter of 2004, the recovery in the economic activity of the United States, Europe and Asia and the increase in prices of crude oil and its byproducts caused international prices of petrochemical products to increase. Brazil presented an increase in its industrial activity, with relevant performances by the automotive, textile, home appliance and packing industries, which resulted in a high usage level of installed capacities and strongly boosted the recovery of the petrochemical sector, with increases in demand and prices.

Due to an increase in demand in the Brazilian market, Brazilian producers of thermoplastic resins and elastomers are succeeding in passing through to their clients the increase in costs of their raw materials derived from an increase in prices in international markets. Higher domestic consumption, together with low levels of inventories along the petrochemical chain, have also reduced the excess production which was being diverted to foreign markets.

In the third quarter of 2004, domestic demand for each of polyethylene and polypropylene increased 21% as compared to the same period of 2003. In the first nine months of 2004, domestic demand for polyethylene and polypropylene increased, respectively, 16% and 14% as compared to the same period of 2003.

As to elastomers, domestic demand for SBR and BR in the third quarter of 2004 increased 21% as compared to the same period of 2003. Between January and September 2004, domestic demand reached 234 thousand tons, an increase of approximately 15% in comparison to the same period of 2003.

The chart below compares the average growth in demand of thermoplastics, polyethylene (PE) and polypropylene (PP) in Brazil and the average growth of the Brazilian gross domestic product in the relevant period:

Growth in Brazilian Demand x GDP
1990-2003 (% per year)


11%
7.6%
5.8%
2.3%
PIB
Thermoplastics
PE
PP

Source: ABIQUIM/Ipeadata

Operating performance of our jointly controlled companies

The chart below shows the total installed capacity, the total production volumes and the utilization of installed capacity of each of Polibrasil, Politeno and Petroflex, for the relevant periods.

	Nine-month period ended on September 30,[3]		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(in thousand tons, except percentages)			
Polibrasil:[1]				
Installed capacity[2]	486.8	459.8	613.0	474.0
Production	432.3	352.3	485.7	417.9
Utilization of the installed capacity	88.8%	76.6%	79.2%	88.2%
Politeno:				
Installed capacity	270.0	270.0	360.0	340.0
Production	239.7	242.6	327.9	307.8
Utilization of the installed capacity	88.8%	89.8%	91.1%	90.5%
Petroflex:				
Installed capacity	282.8	270.0	360.0	360.0
Production	267.0	248.8	340.4	324.1
Utilization of the installed capacity	94.4%	92.1%	94.6%	90.0%
Total (Polibrasil, Politeno and Petroflex):				
Installed capacity	1,039.6	999.8	1,333.0	1,174.0
Production	939.0	843.7	1,154.0	1,049.8
Utilization of the installed capacity (average of Polibrasil, Politeno and Petroflex)	90.4%	84.4%	86.6%	89.4%

(1) *Includes both polypropylene resins and compound operations. Polibrasil Compostos conducted polypropylene compound operations until August 2002, as of when they started to be developed by Polibrasil.*
(2) *From January 1, 2003 to March 17, 2003, Polibrasil's installed capacity of polypropylene resin was 450.0 thousand tons. Beginning on March 18, 2003, with the start up of its new plant in Mauá, its installed capacity increased to 625.0 thousand tons. In this chart, Polibrasil's installed capacity in 2003, including the production capacity of compounds, reflects an average capacity for the year.*
(3) *Installed capacity data was calculated pro rata for the 9-month period.*

Rio Polímeros, which should start its pre-operational phase in the second quarter of 2005, is expected to have an installed capacity of 540.0 thousand tons per year of polyethylene.

The chart below shows production volumes and total sales to the domestic and foreign markets for each of Polibrasil, Politeno, Petroflex and Rio Polímeros, for the relevant periods:

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(in thousand tons)			
Polibrasil:[1]				
Production	432.3	352.3	485.7	417.9
Volumes sold to clients:				
Domestic market	352.4	291.1	413.3	414.4
Exports	61.6	41.7	59.8	30.6
Subtotal	414.0	332.8	473.1	445.0

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(in thousand tons)			
Politeno:				
Production	239.7	242.6	327.9	307.8
Volumes sold to clients:				
Domestic market	222.6	213.3	294.1	301.2
Exports	27.0	33.6	44.6	30.0
Subtotal	249.6	246.9	338.7	331.2
Petroflex:				
Production	267.0	248.8	340.4	324.1
Volumes sold to clients:				
Domestic market	189.3	165.5	224.4	225.1
Exports	78.6	87.4	118.0	98.3
Subtotal	267.9	253.0	342.5	323.5
Rio Polímeros:				
Production	—	—	—	—
Volumes sold to clients:				
Domestic market	34.9	10.2	19.3	—
Exports	—	—	—	—
Subtotal	34.9	10.2	19.3	—
Total (Polibrasil, Politeno, Petroflex and Rio Polímeros):				
Production	939.0	843.7	1,154.0	1,049.8
Volumes sold to clients:				
Domestic market	799.2	680.1	951.1	940.7
Exports	167.2	162.7	222.4	158.9
Total	966.4	842.8	1,173.5	1,099.6

(1) Information on Polibrasil refers to both resins and polypropylene compounds. Operations with polypropylene compounds were conducted by Polibrasil Compostos until August 2002, as of when they were transferred to Polibrasil.

Operating costs and expenses

Our operating costs and expenses are comprised of cost of sales, general and administrative expenses, sales expenses and financial expenses, all of which are affected, to various extents, by Brazilian inflation.

Cost of sales for Polibrasil, Politeno and Petroflex is primarily composed of variable costs, most importantly the cost of raw materials, as shown in the chart below:

Cost of sales	Polibrasil	Politeno	Petroflex
Variable costs	90%	93%	90%
Raw materials	76	86	83
Others	14	7	7
Fixed costs	10	7	10
Total	100%	100%	100%

Income taxes

We are subject to certain taxes on income that, in the aggregate, amount to approximately 34% of our income. The breakdown of these taxes is as follows: (i) an ordinary income tax, levied at a rate of 15%; (ii) an incremental percentage over the ordinary income tax, incidental to the portion of income that exceeds R$ 240 thousand per year, levied at a rate of 10%; and (iii) an additional tax on income, known as social contribution, levied at a rate of 9%. As an alternative to the distribution of dividends, we may pay interest on net equity, which may give rise to tax savings as compared to the taxation levied on the distribution of dividends.

In the past, the Brazilian government created a tax incentive plan in order to foster development and industrial activities in certain geographic regions including the Superintendency for the Development of the Northeastern Region (*Superintendência de Desenvolvimento da Região Sudeste,* or SUDENE). The SUDENE tax incentives (i) are applicable exclusively to the ordinary income tax and the incremental percentage and not to social contribution; (ii) usually last 10 years; (iii) are usually related to some sort of industrial project or expansion; and (iv) must be applied in the operational activities of the company enjoying the benefit.

Polibrasil benefits from one such tax incentive for its operations in Camaçari (BA). Namely, it benefits from a reduction of 25% in the income tax rate applicable to it through 2008, and from 2009 to 2013, a reduction of 12.5% in the income tax rate.

Politeno also takes advantage of a tax incentive consisting of the exemption of income tax until calendar year 2006.

Finally, Petroflex takes advantage of a tax incentive for its operation in Cabo (PE), namely, an exemption of income tax until the fiscal year of 2008.

Moreover, losses we may eventually suffer in a fiscal year may be offset against future profits, thus corresponding to a tax credit. In general, such tax credits: (i) may be offset against the income tax payable in any year we post profits, up to the limit of 30% of the income tax then due; and (ii) are not subject to prescription.

Critical accounting practices

Our financial statements are prepared in accordance with Brazilian Corporation Law and the rules of the CVM (Brazilian GAAP) and are presented to comply with CVM Instruction no. 248, dated March 29, 1996, and articles 4 and 5 of Law no. 9,249, dated January 26, 1995, which eliminated the monetary correction of financial statements of Brazilian companies as of January 1, 1996.

Critical accounting policies are those that are both important to the portrayal of our financial condition and results of operations and that require the most difficult, subjective or complex judgments by our management, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

Presentation of consolidated financial statements

As required by Brazilian GAAP, the consolidated financial information reflects the proportionally consolidated financial statements of each or our jointly controlled companies for all periods presented. These companies were proportionally consolidated based on our respective participating equity interests. With respect to Politeno, the percentage used for proportional consolidation differs from our aggregate indirect equity interest in Politeno, as the Class B preferred shares of Politeno do not entitle

their holders to any remaining profit after the distribution of the annual fixed dividend of 6.0% calculated on the net equity value of such shares. See "Operating and Financial Review and Prospects—Results of Operations—Consolidation of the results of operations of our jointly controlled companies."

Investments
The equity interests held by Polipropileno Participações and Politeno in Norquisa, representing respectively 10.93% and 11.11% of the capital stock of that company, are no longer accounted for under the equity method and since August 16, 2002, are accounted for under the acquisition cost method. This change in accounting methodology is a consequence of the corporate restructuring of COPENE—Petroquímica do Nordeste S.A. ("Copene") that took place on August 16, 2002, and resulted in the creation of Braskem, that eliminated the influence of both Polipropileno Participacões and Politeno on the management of Norquisa.

Provisions
Provisions are recorded in our balance sheet whenever we have a legal or actual obligation as a result of a past event and it is likely that a disbursement of funds will be needed to settle such obligation. They are recorded based on the best estimates of the risk of loss and are made according to practices adopted by each of our jointly controlled companies. Provisions for doubtful credits are recorded in amounts considered sufficient to face contingent losses in the collection of the credits by each of our jointly controlled companies. Provisions for legal and administrative contingencies are recorded by our jointly controlled companies based on legal counsels' best estimates of the probability of loss in each dispute.

Fixed assets
Fixed assets are recorded at their cost of acquisition, formation or construction (including interest and other financial expenses), plus, in some cases, voluntary reevaluation. Depreciation is calculated by the straight-line method using rates that take into account the estimated life span of the assets.

Expenses incurred by Rio Polímeros to finance the construction of its industrial plant in Duque de Caxias, State of Rio de Janeiro, have been recorded as fixed assets and will be depreciated according to the life span of the financed assets.

Deferred assets
Deferred assets are recorded at acquisition and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. Goodwill is based on future economic benefits and is amortized over a 10-year period. Deferred assets derived from tax losses, negative basis of social contribution and temporary differences were recorded pursuant to CVM Instruction no. 371/02, and take into account the history of profitability and expectation of future taxable profits based on a technical feasibility study.

Result of future fiscal years
Result of future fiscal years refers to negative goodwill that is not amortized in consolidated companies and originated from other economic reasons and which compensation will take place when the related assets are disposed of.

RESULTS OF OPERATIONS

Income statements of our jointly controlled companies

The charts below contain certain items of the income statements of Polibrasil Participações S.A. ("Polibrasil Participações"), Politeno, Petroflex and Rio Polímeros for the relevant periods. The figures expressed in each of those charts are the ones appearing in the income statements of the respective jointly controlled company and do not represent just our indirect equity interest in the relevant jointly controlled company.

Items of the income statements of Polibrasil Participações are presented below—and not of Polibrasil—in order to maintain the consistency in the comparison between data with respect to the fiscal periods ended on December 31, 2003 and 2002. More specifically, until August 2002 resin operations were conducted by Polibrasil and compound operations by Polibrasil Compostos S.A. ("Polibrasil Compostos"), both fully consolidated in Polibrasil Participações in both fiscal periods. Beginning in September, 2002, Polibrasil began to develop both the resin operations and the compound operations.

Consolidation of the results of operations of our jointly controlled companies

The income statements of each of our jointly controlled companies were consolidated in our income statement on the closing dates of each period, in the proportion of our indirect equity interest in each of such jointly controlled companies, with due regard to the particular situation of our equity interest in Politeno. In the case of Politeno, the percentage used for the income statement consolidation differs from our aggregate indirect equity interest in Politeno, as the Class B preferred shares of Politeno do not entitle their holders to any remaining profit after the distribution of the annual fixed dividend of 6.0% calculated on the net equity value of such shares. As such, the percentage used for consolidation of income statements for Politeno is the percentage of our indirect equity interest in Politeno, not considering the Class B preferred shares we hold.

Accordingly, the results of operations of our jointly controlled companies were reflected in our consolidated results of operations as follows:

- 50.0% of the results of operations of Polibrasil Participações referring to the fiscal years ended on December 31, 2003 and 2002 and to the nine-month periods ended on September 30, 2004 and 2003 were included in our results of operations related to each such periods;
- 20.12% of the results of operations of Petroflex referring to the fiscal years ended on December 31, 2003 and 2002 and to the nine-month periods ended on September 30, 2004 and 2003 were included in our results of operations related to each such periods;
- 33.33% of the results of operations of Rio Polímeros referring to the fiscal years ended on December 31, 2003 and 2002 and to the nine-month periods ended on September 30, 2004 and 2003 were included in our results of operations related to each such periods; and
- 34.99% of the results of operations of Politeno referring to the fiscal year ended on December 31, 2003 and 2002 and to the nine-month periods ended on September 30, 2004 and 2003 were included in our results of operations related to each such periods.

Polibrasil Participações

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(R$ in thousands)			
Net sales and services	R$ 1,278,996	R$ 951,676	R$ 1,312,111	R$ 914,195
Cost of sales	(1,023,776)	(795,795)	(1,098,132)	(777,563)
Gross profit	255,220	155,881	213,979	136,632
Sales, general and administrative expenses	(117,501)	(85,076)	(109,346)	(82,653)
Other net operating income	735	4,903	99	1,956
Operating income	138,454	75,708	104,732	55,935
Net financial income (expenses)	(18,717)	4,353	(12,015)	(19,331)
Financial income	23,517	1,520	2,994	21,980
Financial expenses	(42,234)	2,833	(15,009)	(41,311)
Equity interest in subsidiaries and affiliates	—	—	—	1,886
Net non-operating income (expenses)	43	198	(2,436)	221
Earnings before income tax and social contribution	119,780	80,259	90,281	38,711
Income tax and social contribution	(42,623)	(28,072)	(31,771)	(13,119)
Minority interest	(1,760)	(1,195)	(1,360)	(590)
Net income of the period	75,397	50,992	57,150	25,002
EBITDA[1]	206,942	118,264	176,979	83,430

(1) EBITDA (earnings before interest, taxes, depreciations and amortizations) is not a line of our income statement, but was calculated as follows: operating income plus (i) depreciations and (ii) amortizations. EBIT and EBITDA are not measures recognized under Brazilian GAAP or under U.S. GAAP, do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. In addition, we have not calculated EBIT or EBITDA in accordance with the guidelines adopted by the SEC on presentation of non-GAAP financial measures. We disclose EBIT and EBITDA because we use them as a measure of our performance. EBIT and EBITDA should not be considered in isolation or as a substitute for net income or loss or operating earnings as indicators of operating performance or cash flow or as a measure of liquidity or ability to service our debt obligations.

Politeno

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(R$ in thousands)			
Net sales and services	R$ 851,992	R$ 705,410	R$ 943,856	R$ 733,552
Cost of sales	(672,967)	(560,778)	(749,972)	(592,174)
Gross profit	179,025	144,632	193,884	141,378
Sales, general and administrative expenses	(64,932)	(60,321)	(85,902)	(62,629)
Other net operating income	1,387	2,755	2,378	2,366
Operating income	115,480	87,066	110,360	81,115
Net financial income (expenses)	(3,914)	(4,172)	(3,096)	(2,974)
Financial income	4,078	1,715	5,061	21,911
Financial expenses	(7,992)	(5,887)	(8,157)	(24,885)
Equity interest in subsidiaries and affiliates	—	(289)	(852)	(4,647)
Net non-operating income (expenses)	106	65	80	2
Income before income tax and social contribution	111,672	82,959	106,492	73,496
Income tax and social contribution	(38,158)	(31,247)	(40,295)	(27,900)
Minority interest	—	—	—	—
Net income of the period	73,514	51,712	66,197	45,596
EBITDA[1]	130,005	100,043	127,823	102,333

(1) *EBITDA (earnings before interest, taxes, depreciations and amortizations) is not a line of our income statement, but was calculated as follows: operating income plus (i) depreciations and (ii) amortizations.* EBIT and EBITDA are not measures recognized under Brazilian GAAP or under U.S. GAAP, do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. In addition, we have not calculated EBIT or EBITDA in accordance with the guidelines adopted by the SEC on presentation of non-GAAP financial measures. We disclose EBIT and EBITDA because we use them as a measure of our performance. EBIT and EBITDA should not be considered in isolation or as a substitute for net income or loss or operating earnings as indicators of operating performance or cash flow or as a measure of liquidity or ability to service our debt obligations.

Petroflex

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(R$ in thousands)			
Net sales and services	R$ 921,571	R$ 816,672	R$ 1,091,829	R$ 807,374
Cost of sales	(742,894)	(706,058)	(947,575)	(645,151)
Gross profit	178,677	110,614	144,254	162,223
Sales, general and administrative expenses	(71,363)	(58,642)	(81,268)	(65,331)
Other net operating income (expenses)	6,619	21,655	28,613	10,734
Operating income	113,933	73,627	91,599	107,626
Net financial income (expenses)	(27,779)	(31,952)	(40,171)	(60,719)
Financial income	16,448	(2,433)	14,606	15,062
Financial expenses	(44,227)	(29,519)	(54,777)	(75,781)
Equity interest in subsidiaries and affiliates	—	—	—	—
Net non-operating income (expenses)	429	112	1,582	64
Income before income tax and social contribution	86,583	41,787	53,010	46,971
Income tax and social contribution	(19,242)	(11,593)	7,524	(17,306)
Minority interest	—	—	—	—
Net income of the period	67,341	30,194	60,534	29,665
EBITDA[1]	125,159	85,408	107,353	122,495

(1) *EBITDA (earnings before interest, taxes, depreciations and amortizations) is not a line of our income statement, but was calculated as follows: operating income plus (i) depreciations and (ii) amortizations.* EBIT and EBITDA are not measures recognized under Brazilian GAAP or under U.S. GAAP, do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. In addition, we have not calculated EBIT or EBITDA in accordance with the guidelines adopted by the SEC on presentation of non-GAAP financial measures. We disclose EBIT and EBITDA because we use them as a measure of our performance. EBIT and EBITDA should not be considered in isolation or as a substitute for net income or loss or operating earnings as indicators of operating performance or cash flow or as a measure of liquidity or ability to service our debt obligations.

Rio Polímeros

Rio Polímeros is expected to start its pre-operational phase in the second quarter of 2005. The financing expenses of the project have been recorded in fixed assets, to be depreciated along the life span of the financed assets. The results set out in the chart below reflect pre-marketing operations carried out by Rio Polímeros beginning in March 2003. For more information about such operations, see "Description of Our Business—Our Jointly Controlled Companies—Rio Polímeros."

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(R$ in thousands)			
Net sales and services	R$ 108,286	—	R$ 51,802	—
Cost of sales	(96,459)	—	(51,053)	—
Gross profit	11,827	—	749	—
Sales, general and administrative expenses	(7,677)	—	(2,602)	—
Other net operating income (expenses)	—	—	—	—
Operating income	4,150	—	(1,853)	—
Net financial income (expenses)	103	—	170	—
Financial income	122	—	181	—
Financial expenses	(19)	—	(11)	—
Equity interest in subsidiaries and affiliates	—	—	—	—
Net non-operating income (expenses)	—	—	—	—
Income before income tax and social contribution	4,253	—	(1,683)	—
Income tax and social contribution	(1,446)	—	574	—
Minority interest	—	—	—	—
Net income/(loss) of the period	2,807	—	(1,109)	—

Our consolidated statements of income

The chart below contains certain items of our consolidated income statements for the relevant periods, with our jointly controlled companies having been consolidated according to the equity method. For more information about the methods by which we consolidate our jointly controlled companies and for a description on how we calculate EBITDA, see "—Consolidation of the Results of Operations of Our Jointly Controlled Companies."

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(R$ in thousands)			
Net sales and services	R$ 1,159,302	R$ 886,072	R$ 1,223,207	R$ 876,175
Cost of sales	(929,134)	(735,612)	(1,019,113)	(725,759)
Gross profit	230,168	150,460	204,094	150,416
Sales, general and administrative expenses	(112,121)	(84,223)	(114,894)	(85,440)
Other net operating income (expenses)	3,569	9,157	(8,483)	24,360
Operating income	121,616	75,394	97,683	40,616
Net financial income (expenses)	(13,251)	(58,078)	(69,598)	132,175
Financial income	23,072	11,092	17,751	190,433
Financial expenses	(36,323)	(69,170)	(87,349)	(58,258)
Equity interest in subsidiaries and affiliates	(1,885)	(1,986)	(298)	(6,197)
Net non-operating income (expenses)	181	145	(6,481)	1,828
Income before income tax and social contribution	106,661	15,475	21,306	168,422
Income tax and social contribution	(29,137)	(27,512)	(18,577)	(53,484)
Minority interest	(799)	(542)	(607)	5,061
Net income/(loss) of the period	76,725	(12,579)	2,122	119,999
EBITDA[1]	161,886	103,626	143,151	64,822

(1) EBITDA (earnings before interest, taxes, depreciations and amortizations) is not a line of our income statement, but it was calculated as follows: operating income added by (i) depreciations and (ii) amortizations. EBIT and EBITDA are not measures recognized under Brazilian GAAP or under U.S. GAAP, do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. In addition, we have not calculated EBIT or EBITDA in accordance with the guidelines adopted by the SEC on presentation of non-GAAP financial measures. We disclose EBIT and EBITDA because we use them as a measure of our performance. EBIT and EBITDA should not be considered in isolation or as a substitute for net income or loss or operating earnings as indicators of operating performance or cash flow or as a measure of liquidity or ability to service our debt obligations.

The chart below indicates our consolidated gross operating margins, and EBITDA margins for the relevant periods:

	Nine-month period ended on September 30, 2004	Nine-month period ended on September 30, 2003	Fiscal year ended on December 31, 2003	Fiscal year ended on December 31, 2002
Gross margin[1]	19.9%	17.0%	16.7%	17.2%
Operating margin[2]	10.5	8.5	8.0	4.6
EBITDA margin[3]	14.0	11.7	11.7	7.4

(1) Gross margin is the gross income divided by the net operating revenues.
(2) Operating margin is the operating income divided by the net operating revenues.
(3) EBITDA margin is the EBITDA divided by the net operating revenues.

Nine-month period ended on September 30, 2004 compared to the nine-month period ended on September 30, 2003

Net sales and services

Our net sales and services totaled R$ 1,159.3 million in the first nine months of 2004, representing an increase of 30.8% in relation to net sales of R$ 886.1 million during the same period in 2003. This increase was mainly the result of an increase in prices of thermoplastic resins and elastomers and of an increase in the volume of sales of our jointly controlled companies.

- The net sales of Polibrasil Participações reached R$ 1,279.0 million in the first nine months of 2004, representing an increase of 34.4% in relation to net sales of R$ 951.7 million in the same period of 2003. This increase was, primarily, the result of an increase of 24.4% in volume of sales and of an increase in average prices. Our share in the net sales of Polibrasil Participações reached R$ 639.5 million in the first nine months of 2004, as compared to R$ 475.8 million in the same period in 2003;
- The net sales of Politeno reached R$ 852.0 million in the first nine months of 2004, representing an increase of 20.8% in relation to net sales of R$ 705.4 million in the same period of 2003. This increase was, primarily, the result of the increase in prices, while the volume of sales increased 1.1%. Our share in the net sales of Politeno reached R$ 298.0 million in the first nine months of 2004, as compared to R$ 246.7 million in the same period in 2003;
- The net sales of Petroflex reached R$ 921.6 million in the first nine months of 2004, representing an increase of 12.8% in relation to net sales of R$ 816.7 million in the same period of 2003. This increase was, primarily, the result of an increase of 5.9% in volumes of sales, together with an increase in prices of elastomers. Our share in the net sales of Petroflex reached R$ 185.4 million in the first nine months of 2004, as compared to R$ 164.3 million in the same period in 2003; and
- The net sales of Rio Polímeros reached R$ 108.3 million in the first nine months of 2004. Our share in the net sales of Rio Polímeros reached R$ 36.1 million in the first nine months of 2004.

Cost of sales

Our cost of sales increased 26.3%, reaching R$ 929.1 million in the first nine months of 2004, compared to a consolidated cost of sales of R$ 735.6 million in the same period of 2003. This increase is explained mainly by the increase in the cost of raw materials and, to a lesser extent, by the volume of sales.

- The cost of sales of Polibrasil Participações reached R$ 1,023.8 million in the first nine months of 2004, representing an increase of 28.7% in relation to the cost of sales of R$ 795.8 million in the same period of 2003. This increase was, primarily, the result of a significant increase in the cost of raw materials, which resulted from the increase in prices of propylene, together with an increase in consumption of propylene to supply its new plant, which stabilized its production in the second semester of 2003. Our share in the cost of sales of Polibrasil Participações reached R$ 511.9 million in the first nine months of 2004, as compared to R$ 397.9 million in the same period of 2003;

- The cost of sales of Politeno reached R$ 673.0 million in the first nine months of 2004, representing an increase of 20.0% in relation to the cost of sales of R$ 560.83 million in the same period of 2003. This increase was, primarily, the result of an increase in the cost of raw materials. Our share in the cost of sales of Politeno reached R$ 235.4 million in the first nine months of 2004, as compared to R$ 196.2 million in the same period of 2003;

- The cost of sales of Petroflex reached R$ 742.9 million in the first nine months of 2004, representing an increase of 5.2% in relation to the cost of sales of R$ 706.1 million in the same period of 2003. This increase was, primarily, the result of an increase in prices of butadiene and styrene and in the volume of sales. Our share in the cost of sales of Petroflex reached R$ 149.5 million in the first nine months of 2004, as compared to R$ 142.1 million in the same period of 2003; and

- The cost of sales of Rio Polímeros reached R$ 96.5 million in the first nine months of 2004. Our share in the cost of sales of Rio Polímeros reached R$ 32.2 million in the first nine months of 2004.

Gross profit

Our gross profit reached R$ 230.2 million in the first nine months of 2004, representing an increase of 53.0% when compared to the gross profit of R$ 150.5 million in the same period in 2003. Our gross margin in the first nine months of 2004 was of 19.9%, compared to a gross margin of 17.0% in the same period in 2003, mainly by the increase in the gross profit of our jointly controlled companies.

- The gross profit of Polibrasil Participações reached R$ 255.2 million in the first nine months of 2004, representing an increase of 63.7% in relation to gross profit of R$ 155.9 million in the same period of 2003. The gross margin of Polibrasil Participações in the first nine months of 2004 was of 20.0%, compares to a gross margin of 16.4% in the same period in 2003;

- The gross profit of Politeno reached R$ 179.0 million in the first nine months of 2004, representing an increase of 23.8% in relation to gross profits of R$ 144.6 million in the same period of 2003. The gross margin of Politeno in the first nine months of 2004 was of 21.0%, compares to a gross margin of 20.5% in the same period in 2003;

- The gross profit of Petroflex reached R$ 178.7 million in the first nine months of 2004, representing an increase of 61.6% in relation to gross profits of R$ 110.6 million in the same period of 2003. The gross margin of Petroflex in the first nine months of 2004 was of 19.4%, compares to a gross margin of 13.5% in the same period in 2003; and

- The gross profit of Rio Polímeros reached R$ 11.8 million in the first nine months of 2004. The gross margin of Rio Polímeros in the first nine months of 2004 was of 10.9%.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased 33.1% to R$ 112.1 million in the first nine months of 2004, compared to selling, general and administrative expenses of R$ 84.2 million in the same period in 2003. Such increase is explained below:

- Our own selling, general and administrative expenses reached R$ 11.4 million in the first nine months of 2004, compared to selling, general and administrative expenses of R$ 5.2 million in the same period of 2003, mainly because of adjustments in our management model and the hiring of consultants and the performance of studies;
- The selling, general and administrative expenses of Polibrasil Participações reached R$ 117.5 million in the first nine months of 2004, compared to selling, general and administrative expenses of R$ 85.1 million in the same period of 2003, mainly because of an increase in freight expenses and other components of sales. Our share in the selling, general and administrative expenses of Polibrasil Participações reached R$ 58.7 million in the first nine months of 2004, as compared to R$ 42.5 million in the same period of 2003;
- The selling, general and administrative expenses of Politeno reached R$ 64.9 million in the first nine months of 2004, compared to selling, general and administrative expenses of R$ 60.3 million in the same period of 2003, mainly because of an increase in miscellaneous expenses. Our share in the selling, general and administrative expenses of Politeno reached R$ 22.7 million in the first nine months of 2004, as compared to R$ 21.1 million in the same period of 2003;
- The selling, general and administrative expenses of Petroflex reached R$ 71.4 million in the first nine months of 2004, compared to selling, general and administrative expenses of R$ 58.6 million in the same period of 2003, mainly because of an increase in expenses with the shipment of sales. Our share in the selling, general and administrative expenses of Petroflex reached R$ 14.4 million in the first nine months of 2004, as compared to R$ 11.8 million in the same period of 2003; and
- The selling, general and administrative expenses of Rio Polímeros reached R$ 7.7 million in the first nine months of 2004. Our share in the selling, general and administrative expenses of Rio Polímeros reached R$ 2.7 million in the first nine months of 2004.

EBITDA

Our EBITDA increased 56.2% to R$ 161.9 million in the first nine months of 2004, compared to an EBITDA of R$ 103.6 million in the same period of 2003. Our EBITDA margin was 14.0% in the first nine months of 2004, as compared to a ratio of 11.7% in the same period of 2003. Such increase is explained below:

- The EBITDA margin of Polibrasil reached 16.2% in the first nine months of 2004, as compared to a margin of 12.4% in the same period of 2003;
- The EBITDA margin of Politeno reached 15.3% in the first nine months of 2004, as compared to a margin of 14.1% in the same period of 2003; and
- The EBITDA margin of Petroflex reached 13.6% in the first nine months of 2004, as compared to a margin of 10.5% in the same period of 2003.

Financial income

Our financial income reached R$ 23.1 million in the first nine months of 2004, representing an increase of approximately 108% when compared to the financial income of the same period of 2003. This increase was, primarily, the result of an accounting criterion adopted by Polibrasil as of the fourth quarter of 2003, by which it accounted as financial income, and so did we in our consolidated

financial statements, the rent derived from the lease of the splitter unit located in Mauá. The adoption of this accounting criterion resulted in an increase of R$ 9.5 million in the financial income of our proportional consolidated financial statements for the nine month period ended on September 30, 2004.

Financial expenses

Our financial expenses reached R$ 36.3 million in the first nine months of 2004, as a result of the financial expenses of our jointly controlled companies. In the first nine months of 2003, our financial expenses reached R$ 69.2 million as a result, mainly, of the exchange loss of our investment held by our subsidiary Suzanopar Petroquímica ("Suzanopar") (R$ 56.6 million) and financial expenses incurred by our jointly controlled companies in connection with loans contracted by them.

Income tax and social contribution

Our income tax and social contribution increased 5.1% to R$ 29.1 million in the first nine months of 2004, compared to income tax and social contribution of R$ 27.5 million in the same period of 2003. In 2003, the distortion between the amount of income tax and social contribution and the taxable profit is caused by the appreciation of the real vis-à-vis the dollar, which resulted in an exchange loss in the investment held by Suzanopar, registered as equity in the parent company and as a financial expense in the consolidated financial statements.

Net income/loss of the period

As a result, our net income increased 709.9% to R$ 76.7 million in the first nine months of 2004, compared to a net income of R$ 12.6 million in the same period of 2003.

Fiscal year ended on December 31, 2003 compared to the fiscal year ended on December 31, 2002

Net sales and services

Our net sales and services increased 39.6% to R$ 1,223.2 million in 2003, compared to net sales of R$ 876.2 million in 2002. This increase was primarily the result of an increase in the domestic and international prices of thermoplastic resins and elastomers produced by our jointly controlled companies and, secondarily, the result of an increase of their volumes of sales.

- The net sales of Polibrasil Participações reached R$ 1,312.1 million in 2003, representing an increase of 43.5% as compared to net sales of R$ 914.2 million in 2002. This increase was primarily the result of a 27.2% increase in prices in the period and, to a lesser extent a 6.3% increase in the volume of sales, explained to a great extent by an increase in export sales. Our share in the net sales of Polibrasil Participações reached R$ 656.0 million in 2003, as compared to R$ 457.1 million in 2002;
- The net sales of Politeno reached R$ 943.9 million in 2003, representing an increase of 28.7% compared to net sales of R$ 733.6 million in 2002. This increase was mainly the result of a 23.6% increase in prices and a 2.3% increase in the volumes of sales, a direct consequence of the increase in export sales. Our share in the net sales of Politeno reached R$ 330.2 million in 2003, as compared to R$ 256.6 million in 2002;
- The net sales of Petroflex reached R$ 1,091.8 million in 2003, representing an increase of 35.2% compared to net sales of R$ 807.4 million in 2002. This increase was primarily the result of a 29.1% increase in prices in the period and, secondarily, a 5.9% increase in the volume of sales, explained to a great extent by an increase in export sales. Our share in the net sales of Petroflex reached R$ 219.7 million in 2003, as compared to R$ 162.4 million in 2002;

- The net sales of Rio Polímeros reached R$ 51.8 million in 2003, as a result of a pre-marketing effort started in March of that year. Rio Polímeros did not have net sales in the prior fiscal year.

Cost of sales

Our cost of sales increased 40.4% to R$ 1,019.1 million in 2003, compared to consolidated cost of sales of R$ 725.8 million in 2002. This increase is explained mainly by an increase in the cost of our raw materials, caused by an increase in prices of oil and its derivatives.

- The cost of sales of Polibrasil Participações reached R$ 1,098.1 million in 2003, representing an increase of 41.2% as compared to the cost of sales of R$ 777.6 million in 2002. This increase was primarily the result of an increase in the cost of propylene and, to a lesser extent, by the increase in depreciation costs as a result of the start of operations of the facilities in Mauá in March, 2003. Our share in the cost of sales of Polibrasil Participações reached R$ 549.0 million in 2003, as compared to R$ 388.8 million in 2002;
- The cost of sales of Politeno reached R$ 750.0 million in 2003, representing an increase of 26.6% as compared to the cost of sales of R$ 592.2 million in 2002. This increase was mainly the result of the increase in the cost of ethylene. Our share in the cost of sales of Politeno reached R$ 262.4 million in 2003, as compared to R$ 207.2 million in 2002;
- The cost of sales of Petroflex reached R$ 947.6 million in 2003, representing an increase of 46.9% as compared to the cost of sales of R$ 645.2 million in 2002. This increase was primarily the result of an increase in the costs of butadiene and styrene. Our share in the cost of sales of Petroflex reached R$ 190.7 million in 2003, as compared to R$ 129.8 million in 2002; and
- The cost of sales of Rio Polímeros reached R$ 51.1 million in 2003 as a result of pre-marketing efforts, with no cost of sales incurred in the preceding fiscal period.

Gross profit

Our gross profit increased 35.7% to R$ 204.1 million in 2003, compared to gross profit of R$ 150.4 million in 2002. Our gross margin in 2003 was 16.7%, compared to a gross margin of 17.2% in 2002, which is explained by the increase in the gross profit of our jointly controlled companies, with the exception of Petroflex whose gross profit decreased in the period. The increase in the gross profit of Polibrasil Participações and Politeno is the result of an increase in the net sales that exceeded the increase in costs of sales, offsetting an opposite performance observed at Petroflex.

- The gross profit of Polibrasil Participações reached of R$ 214.0 million in 2003, representing a 56.6% increase when compared to the gross profit of R$ 136.6 million in 2002. The gross margin of Polibrasil Participações in 2003 was of 16.3%, compared to a gross margin of 14.9% in 2002;
- The gross profit of Politeno reached R$ 193.9 million in 2003, representing a 37.1% increase when compared to the gross profit of R$ 141.4 million in 2002. The gross margin of Politeno in 2003 was 20.5%, compared to a gross margin of 19.3% in 2002; and
- The gross profit of Petroflex decreased to R$ 144.3 million in 2003, representing an 11.1% decrease when compared to the gross profit of R$ 162.2 million in 2002. The gross margin of Petroflex in 2002 was 20.1% decreasing to 13.2% in 2003.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased 34.5% to R$ 114.9 million in 2003, compared to selling, general and administrative expenses of R$ 85.4 million in 2002. Such increase is explained mainly by the increase in transportation costs (mainly freight) of our jointly controlled companies.

- The selling, general and administrative expenses of Polibrasil Participações reached R$ 109.3 million in 2003, representing a 32.2% increase as compared to R$ 82.7 million in 2002. This increase was, primarily, the result of an increase in cost of freight, combined with a 95.4% increase in export sales. Our share in the selling, general and administrative expenses of Polibrasil Participações reached R$ 54.7 million in 2003, as compared to R$ 41.4 million in 2002;
- The selling, general and administrative expenses of Politeno reached R$ 85.9 million in 2003, representing a 37.2% increase to R$ 62.6 million in 2002. This increase was also mainly the result of an increase in cost of freight combined with a 48.7% increase in export sales. Our share in the selling, general and administrative expenses of Politeno reached R$ 30.1 million in 2003, as compared to R$ 21.9 million in 2002;
- The selling, general and administrative expenses of Petroflex reached R$ 81.3 million in 2003, representing a 24.5% increase as compared to R$ 65.3 million in 2002. This increase was also the result of an increase in cost of freight, combined with a 20.0% increase in export sales, as well as an increase in expenditures related to the outsourcing of consulting services. Our share in the selling, general and administrative expenses of Petroflex reached R$ 16.4 million in 2003, as compared to R$ 13.1 million in 2002; and
- The selling, general and administrative expenses of Rio Polímeros reached R$ 2.6 million in 2003, and no expenses were incurred in the previous year.

EBITDA

Our EBITDA increased 120.8% to R$ 143.2 million in 2003, compared to an EBITDA of R$ 64.8 million in 2002. Our EBITDA margin was 11.7% in 2003, as compared to a ratio of 7.4% in 2002. This increase can be mainly explained by the increase in the EBITDA of our jointly controlled companies.

- The EBITDA margin of Polibrasil reached 13.5% in 2003, as compared to a margin of 9.1% in 2002;
- The EBITDA margin of Politeno reached 13.8% in 2003, as compared to a margin of 13.6% in 2002; and
- The EBITDA margin of Petroflex reached 9.8% in 2003, as compared to a margin of 4.4% in 2002.

Financial income

Our financial income in 2003 reached R$ 17.8 million and resulted from the investment of cash surplus. In 2002, our financial income reached R$ 190.4 million and resulted from the investment of cash surplus and the depreciation of the real in relation to the dollar, which contributed to a financial income of R$ 154.4 million on the funds held by Suzanopar abroad.

Financial expenses

Our financial expenses reached R$ 87.3 million in 2003, as a result, mainly, of the effects of the appreciation of the real in relation to the dollar on our investment held by Suzanopar (R$ 58.6 million). In 2002, our financial expenses reached R$ 58.3 million, as a result of financial expenses incurred by our jointly controlled companies in connection with loans contracted by them.

Income tax and social contribution

Our income tax and social contribution totaled R$ 18.6 million in 2003, compared to income tax and social contribution of R$ 53.5 million in 2002. This reduction is related mainly to a reduction of our taxable income.

Net income/loss of the period

As a result, our net income decreased to R$ 2.1 million in 2003, compared to the net income of R$ 120.0 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

General

All current investment projects of our jointly controlled companies have guaranteed access to sources of funding. With respect to the funds necessary to complete the Rio Polímeros project, all commitments made to date by our subsidiary Suzano Química Ltda. ("Suzano Química") and guaranteed by us, are already accounted for and the relevant funds are currently held by our controlled company Suzanopar. It is anticipated that our jointly controlled companies will finance new investments by means of their cash generation and access to third party financings, so that we do not expect to contribute additional financial resources to any of our jointly controlled companies for the completion of their current investment projects.

Investments

In recent years, capital investments by our jointly controlled companies have been supported with their own generation of cash, access to third party financing, and with our capital contributions. The largest capital investments of our jointly controlled companies included the construction of the splitter facility and the new polypropylene facility by Polibrasil, and of the Rio de Janeiro Gas-Chemical Production Complex of Rio Polímeros. Our consolidated capital expenditures totaled R$ 346.6 million in 2003 and R$ 570.3 million in 2002. Until September 30, 2004, our capital expenditures totaled R$ 123.2 million, as compared to R$ 163.4 million during the same period in 2003.

Below is a description of the main projects of our jointly controlled companies that will require investments.

Rio Polímeros

The Rio Polímeros project contemplates the construction, in the city of Duque de Caxias, State of Rio de Janeiro, of the Rio de Janeiro Gas-Chemical Production Complex, the first Brazilian petrochemical complex that will use natural gas fractions as raw material for the production of ethylene and with full integration between the ethylene and polyethylene production lines.

With an investment of approximately US$ 1.08 billion, the project will be financed with available cash and third party financing as follows:

	US$ million
Buildings, plants and facilities	US$ 728.3
Financial and Implementation expenses	179.3
Other investments not subject to depreciation/amortization[1]	145.6
Investment in the project	1,053.2
Investment in the water supply[3]	25.3
Total Investment	1,078.5

(1) *Includes items such as contingencies and working capital.*

(2) *The average period of depreciation/amortization is 10 years.*

(3) *The pipes for the water supply will be owned by Petrobras, which will render water supply services to Riopol.*

We and the other shareholders of Rio Polímeros committed to contribute up to approximately US$ 435 million, to be divided *pro rata* based on the shareholding interest held by each shareholder. The remainder of the funds, around US$ 650 million, has been financed by the Brazilian Development Bank (*Banco Nacional de Desenvolvimento Econômico e Social*, or BNDES), the US Ex-Im Bank and a syndicate of international commercial banks insured by the Italian export credit agency (*Instituto per I Servizi Assicurativi del Commercio Estero*, or SACE).

As of December 31, 2003, the shareholders of Rio Polímeros had invested the equivalent of US$ 314.0 million, of which US$ 104.7 million had been invested by Suzano Química, and third party financiers had disbursed to the project the equivalent to US$ 417.8 million, totaling US$ 731.8 million. As of the end of September 2004, the shareholders of Rio Polímeros had invested the equivalent of US$ 347.6 million, of which US$ 115.9 million had been invested by Suzano Química, and third party financiers had disbursed to the project the equivalent to US$ 481.6 million, totaling US$ 829.2 million.

From October 2004 until the completion of the project, expected for the second quarter of 2005, the shareholders of Rio Polímeros are expected to invest the equivalent of US$ 80.6 million (excluding investments for the construction of the water pipeline referred to below), of which US$ 26.9 million should be invested by Suzano Química and are already reserved as cash at Suzanopar. In the same period, third party financiers are expected to disburse to the project the equivalent of US$ 149.1 million, totaling US$ 229.7 million.

We also have contractual obligations, jointly with Suzano Bahia Sul Papel e Celulose S.A., in connection with the payment for the supply of raw materials to the Rio Polímeros project, which still derive from the spin-off of the petrochemical assets from Companhia Suzano de Papel e Celulose in 2001. Such obligations will terminate upon (i) the payment of such amounts by Rio Polímeros itself, or (ii) the settlement of all obligations of Rio Polímeros to its creditors under long term loan agreements, which is scheduled for the second quarter of 2015, whichever occurs first. Our maximum exposure is of approximately US$ 33 million and will only materialize in the event Rio Polímeros has a shortfall in its cash flow.

Suzano Química may have to contribute up to one-third of the reais equivalent of US$ 50 million, in the event of cost overruns. In the event Suzano Química does not make such additional contributions, we and Suzano Bahia Sul may have to do so.

There are also additional payment obligations in connection with (i) incentive bonuses to contractors in charge of the project in case of early completion of the project, which we do not believe will be due, and (ii) construction of a pipeline to supply water to the project, which have been performed in accordance with our financial planning. As of September 30, 2004, the shareholders of Rio Polímeros had invested R$ 29.3 million in the construction of the water supply network, of which R$ 4.9 million had been invested by Suzano Química. From October 2004 until completion of the network, estimated for the second quarter of 2005, the shareholders of Rio Polímeros will invest additional R$ 45.1 million, of which R$ 7.5 million will be invested by Suzano Química and are already reserved with Suzanopar.

All shares issued by Rio Polímeros and all its assets, including receivables, are pledged in favor of third party financiers, as a guarantee of the repayment of the obligations of Rio Polímeros under the financing agreements.

For more information about Rio Polímeros, see "Description of Our Business—Jointly Controlled Companies—Rio Polímeros."

Polibrasil

We expect that Polibrasil will invest, with its own funds, a total of approximately US$ 12.6 million in the construction of its new plant in the municipality of Pindamonhangaba, State of São Paulo, which is expected to begin operations in December 2005 with a production capacity of 45.0 thousand tons per year. This new facility will replace the current operation in Bahia, which will be closed once the new plant begins operations. We do not anticipate having to contribute any funds for the completion of this project, which should be funded with Polibrasil's own operations.

We expect that Polibrasil will invest in the expansion of its complex in Duque de Caxias, from 200.0 thousand tons to 300.0 thousand tons, and of its complex in Mauá, in a first stage of 300.0 thousand tons to 360.0 thousand tons to, at a later stage, 450.0 thousand tons. The investment is estimated at US$ 75.0 million, which will be used to adapt operational units, pay for technology licenses and to improve the infrastructure in the receipt of raw materials. Additional investments in a splitter unit are not included in this amount, but can be estimated at US$35 million. These investments are scheduled for the period of 2005 to 2007 and their implementation is conditioned upon the availability of raw materials. See "Description of Our Business—Our Jointly Controlled Companies—Polibrasil—Industrial Compound—Expansion Projects."

Politeno

Politeno has expansion projects that may increase its installed capacity from 360.0 thousand tons to 400.0 thousand tons per year. Such projects are currently being analysed by Politeno and are conditioned upon the availability of additional quantities of raw materials. See "Description of Our Business—Our Jointly Controlled Companies—Politeno—Industrial Compound—Expansion Projects."

Petroflex

We expect that Petroflex will invest, in the period from 2003 to 2007, a total of approximately US$ 64.2 million to adapt its industrial facilities to the production of elastomers with a higher aggregate value and in the maintenance of its production capacity, as contemplated in its strategic plan. These investments will be supported with its own funds and loans obtained from BNDES and other sources, so that we do not anticipate having to contribute any funds for the completion of these projects. By September 30, 2004, US$ 25 million had already been invested.

Petroflex also intends to expand its facility in Cabo, from 125.0 thousand tons to 144.0 thousand tons, conditioned upon the availability of raw material.

Source of funds

We were incorporated in 2001 to consolidate all of the petrochemical assets then held by Companhia Suzano de Papel e Celulose (the previous name of Suzano Bahia Sul Papel e Celulose S.A. until June 30, 2004). At the time such assets were merged into us, we also received funds to be invested in Rio Polímeros, which have since then been reserved and subsequently invested in Rio Polímeros. Our share capital has not been increased since we received such assets. We obtain funds through distributions of dividends and interest on net equity by our jointly controlled companies, although Polibrasil and Rio Polímeros have restrictions on their ability to make such distributions. For more information about such restrictions, see "—Debt."

Debt

The chart below is a summary of the indebtedness of our jointly controlled companies per type/credit facility in the nine-month period ended on September 30, 2004 and in the fiscal year ended on December 31, 2003:

Type/credit facility[3]	Interest rate	Nine-month period ended on September 30, 2004[1] Short term	Nine-month period ended on September 30, 2004[1] Long term	Fiscal year ended on December 31, 2003[2] Short term	Fiscal year ended on December 31, 2003[2] Long term
		(in thousands)			
Polibrasil					
In R$					
BNDES	TJLP + 5% p.a.	20,841	46,308	25,555	69,757
BNDES EXIM	TJLP + 4% p.a.	13,256	1,636	7,692	6,722
Compror	1,306 p.m.	12,877	0	0	0
Banco do Brasil	IGPM + 6.5% p.a.	18,820	7,842	14,803	17,270
Others		659	—	648	648
Total		66,450	55,786	48,698	94,397
In US$					
FMO	Libor + 3.75% p.a. to 4.75% p.a.	48,354	171,561	46,844	194,506
BNDES EXIM	Currency Basket + 4% p.a.	12,036	8,375	5,078	4,438
FINIMP	Libor + 1.5% p.a.	23,747	0	33,390	0
Prepayment of exports	Libor + 2.5% p.a. to 4.5% p.a.	16,992	42,906	9,033	20,324
Total		101,129	222,842	94,345	219,268
Politeno					
In R$					
BNDES/FINAME/FINEP	TJLP + 2.5% p.a. to 3.3% p.a.	3,955	6,159	4,580	8,783
Escrow account	CDI + 0.1% p.a. to 6% p.a.	—	—	2	0
Total		3,955	6,159	4,582	8,783
In US$					
Import financing	currency exchange variation + Libor + 0.9% p.a. to 2.2% p.a.	4,675	18,189	34	2,754
ACC/ACE	currency exchange variation + 1.9% p.a. to 3.09% p.a.	40,463	—	5,941	0
Total		45,138	18,189	5,975	2,754
Petroflex					
In R$					
BNDES – Exim	BNDES currency basket + 10.5% p.a.; TJLP + 10.5% p.a.	37,385	—	36,772	—
BNDES	TJLP + 3,5% p.a.; TJLP + 5% p.a.; BNDES currency basket + 5% p.a.	9,763	41,097	9,348	14,953
Banco do Brasil	TR + 7.33% p.a.	—	—	6,132	—
Total		47,148	41,097	52,252	14,953
In US$					
Exim-Bank	1.22% p.a. + currency exchange variation + Libor	1,292	3,807	1,318	5,150
Interest on prepayment of export contract	currency exchange variation + 3.165% p.a.	242	—	911	—
Prepayment of exports	currency exchange variation + Libor + 4% p.a.	75,336	10,580	132,507	43,338
Debentures	Libor + 1.5% p.a.	—	—	21,752	—
Total		76,870	14,387	156,488	48,488

Type/credit facility[3]	Interest rate	Nine-month period ended on September 30, 2004[1] Short term	Nine-month period ended on September 30, 2004[1] Long term	Fiscal year ended on December 31, 2003[2] Short term	Fiscal year ended on December 31, 2003[2] Long term
		(in thousands)			
Rio Polímeros					
In R$					
BNDES	TJLP + 5% p.a.	476,332	—	—	381,204
BNDES	BNDES currency basket + 5% p.a.	110,082	—	—	90,884
Total		586,414	—	—	472,088
In US$					
US Ex-Im Bank	currency exchange variation + 5.51% p.a.	458,084	—	—	391,398
Banks insured by SACE	currency exchange variation + 5.51% p.a.	414,351	—	—	389,386
Total		872,435	—	—	780,784

(1) See Note 14 to our unaudited financial statements for the nine-month period ended on September 30, 2004.
(2) See Note 12 to our consolidated financial statements for the fiscal year ended on December 31, 2003.
(3) Total amounts in the financial statements of each company under common control.

The chart below presents the maturity of the long term financings through 2009, as of December 31, 2003.

Maturities of long term financings	Long term liabilities Company	Polibrasil	Petroflex	Politeno	Rio Polímeros
	(R$ in thousands)				
2005	R$ 6,108	R$ 5,905	R$10,841	R$2,077	R$ 41,052
2006	6,107	8,635	1,324	1,162	45,103
2007	—	45,041	316	687	48,695
2008	—	40,478	283	—	48,737
2009 onwards	—	56,774	—	—	234,037
Total	12,215	156,833	12,764	3,926	417,624

We are subject to several financial and operating covenants under our financial instruments and those of our jointly controlled companies. The most important covenants are included in the financing agreements executed by (i) Rio Polímeros with BNDES, US Ex-Im Bank and the banking syndicate led by BNP Paribas and insured by SACE for the construction of the Rio de Janeiro Gas-Chemical Production Complex in Duque de Caxias and (ii) Polibrasil with BNDES and Dutch development agency Financierings Maatschapij voor Outwiklingslanden, or FMO for the construction of the splitter facility, operated by Petrobras, and of the new polypropylene plant.

The various covenants provided by the financing agreements executed by Rio Polímeros for the construction of the Rio de Janeiro Gas-Chemical Production Complex in Duque de Caxias include the following, among others:

- Rio Polímeros is restricted in its ability to make on distributions, including of dividends and interest on net equity. More specifically, Rio Polímeros committed to have all its receivables deposited in some escrow accounts that guarantee its obligations towards third party financiers. As long as principal and interest are still due under such agreements, Rio Polímeros is only able to make distributions to its shareholders at specific times provided by the financing agreements and provided that, among other conditions, (i) it is in full compliance with all its contractual

obligations and that such distributions do not result in non-compliance, (ii) it has complied and will comply with certain financial ratios in connection with the service of debt, (iii) certain minimum amounts have been deposited in certain escrow accounts to the benefit of third party financiers before and after such distributions, (iv) it has fully and timely paid at least three consecutive installments of principal and interest, (v) certain payments have been made, and (vi) the distribution is permitted by law.

- Subject to customary exceptions usually contained in project financing agreements, Rio Polímeros cannot incur new debts, dispose of or encumber its assets in favor of third parties, carry out investments or take part in corporate reorganizations, and its shareholders, including Suzano Química, may not transfer their shares to third parties.
- Rio Polímeros must observe certain financial ratios related to service of debt and indebtedness, among others.
- Any claims that Suzano Química, or its affiliates, may have against Rio Polímeros will be subordinated to the claims such third party financiers have against Rio Polímeros.

The various covenants provided by the financing agreements executed by Polibrasil for the construction of the splitter facility and its new polypropylene plant include the following, among others:

- Distributions of dividends or interest on net equity to shareholders are conditioned on certain circumstances, mainly the non-existence of a potential or actual default and the maintenance of certain guarantees in favor of third party financiers.
- Subject to customary exceptions usually contained in project financing agreements, including the observance of some financial ratios, Polibrasil cannot incur new debts, dispose of or encumber its assets in favor of third parties, carry out investments or take part in corporate reorganizations, and we may not reduce our equity interest in Polibrasil beyond a certain level.
- Polibrasil is obliged to observe certain financial ratios.
- Any claims that Polipropileno, or its affiliates, may come to have against Polibrasil will be subordinated to the claims of such third party financiers against Polibrasil.

As part of the financing entered into by Polibrasil to build its splitter facility, Polibrasil leased such facility to Petrobras for a term of 6.5 years, counted from the date the plant began its operations, in the first quarter of 2003. At the end of the term, Petrobras has he right to acquire the facility for a symbolic amount.

Currently our jointly controlled companies are in compliance with their financial and contractual obligations, including the obligations established in the above paragraphs. Failure to comply with any obligation, as well as the occurrence of certain events, including in the case of the financing agreements executed by Polibrasil to build the splitter facility, certain events involving the facility operator, Petrobras, would entitle our creditors to accelerate the maturity of such indebtedness.

All assets and rights related to the operations of the splitter facility, including rent derived from the lease of the facility, and all assets and rights related to the operations of the new polypropylene facility of Polibrasil, are encumbered in favor of BNDES and FMO. All assets and rights related to the Rio de Janeiro Gas-Chemical Production Complex of Rio Polímeros, including the shares issued by such company, are encumbered in favor of the BNDES, US Ex-Im Bank and commercial banks insured by the SACE. A total of 6,763,421 shares issued by Petroquímica União S.A. ("PQU") and held by Polibrasil are encumbered in favor of Banco do Brasil as a guarantee of the financing mentioned in the above table.

The real estate owned by Petroflex in the municipality of Triunfo, State of Rio Grande do Sul, as well as other assets, rights and its export receivables, guarantee the loans and financing taken by Petroflex. We guarantee obligations of Petroflex under a financing agreement executed with BNDES, which amounted to R$ 13.7 million as of June 11, 2004, by means of a bank guarantee at the cost of 1.25% over the remaining amounts due under the financing.

Politeno guarantees its loans and financing with promissory notes. SPQ Investimentos e Participações Ltda. ("SPQ"), one of our subsidiaries and a direct controlling shareholder of Politeno, has rendered guarantees to Politeno in the amount of R$ 3.6 million as of December 31, 2003.

ICMS TAX CREDIT OF POLITENO

As of September 30, 2004, Politeno had a credit of ICMS tax in the amount of R$ 109.4 million. Management and the Government of the State of Bahia are discussing ways for Politeno to recover such credit and the recovery depends on the success of such negotiation. Our consolidated financial statements reflect a portion of such credit, in the amount of R$ 37.0 million.

MARKET RISKS

Our jointly controlled companies are exposed to certain market risks, including price variations of raw materials, as well as variations of foreign exchange and interest rates.

Prices of the products manufactured by our jointly controlled companies, as is customary with petrochemical products in general, are closely related to prices of their raw materials. See "Overview of the Brazilian Petrochemical Industry—Prices and Taxes." The inputs from naphtha byproducts, such as ethylene, propylene and butadiene, among others, constitute the principal raw materials used by Politeno, Polibrasil and Petroflex. Natural gas fractions will be the main raw material of Rio Polímeros. Such raw materials are the main components of cost of sales for our jointly controlled companies. The price of the inputs of naphtha byproducts is influenced by the price of naphtha in the international market, usually based on the Amsterdan-Roterdan-Antwerp (ARA) reference, which in turn is pegged to the oil price in the international market. Likewise, the price of natural gas fractions, to be fully supplied in the case of Rio Polímeros by Petrobras, is related to the price of gas in the U.S. market. The prices of naphtha and natural gas fractions are pegged to variations in the U.S. dollar/real exchange rate.

An increase in the cost of byproducts of naphtha and natural gas may result in a reduction of the gross margin of our jointly controlled companies and impair their financial results, if they are unable to fully and timely pass through such increases to their clients. If in the future the real suffers a sudden devaluation in relation to the U.S. dollar, our jointly controlled companies may not be able to fully and timely pass through to their clients all increases in the costs of naphtha and natural gas byproduct inputs, which may reduce their gross margin and net income.

Polibrasil

Currency Exchange Rate Risk
The hedging policy of Polibrasil is designed to minimize the effects of a variation in foreign exchange rates on its short-term dollar-denominated debt. Polibrasil does not protect its long-term dollar-denominated debt against foreign exchange rate variations, as the market does not offer such protection on attractive terms. We believe that these policies partially protected the net assets of Polibrasil from the relevant devaluations suffered by the real in 2002.

Based on Polibrasil's indebtedness on December 31, 2003, the annual effect of a hypothetical foreign exchange devaluation of 1% on its indebtedness denominated in foreign currency would be R$ 4.0 million.

Polibrasil does not execute derivatives with trading or speculating objectives.

Interest Rate Risk
The exposure of Polibrasil to interest rate variations is mainly due to:

- variations of the LIBOR, with respect to its dollar-denominated financings; and
- variations of the TJLP or IGPM, with respect to its real-denominated financing.

Based on Polibrasil's indebtedness on December 31, 2003, the annual effect on its financial expenses of a hypothetical adverse movement of 1% on interest rates applicable on its indebtedness on the first day of the year would be approximately R$ 5.0 million.

The breakdown of debt of Polibrasil pegged to fixed and floating interest rates is the following:

	Nine-month period ended on September 30, 2004	Fiscal year ended on December 31, 2003
Debt with floating interest rate:		
Denominated in US$	72.2%	87.7%
Denominated in R$	24.9	12.3
Subtotal	97.1	100
Debt with fixed interest rate:		
Denominated in US$	—	—
Denominated in R$	2.9	—
Subtotal	2.9	—
Total	100%	100%

Politeno
In view of its low indebtedness level, Politeno does not enter into derivative transactions. On December 31, 2003, its financial investments amounted to R$ 16.0 million, pegged to the variation in CDI, and it did not have any financial investments subject to foreign exchange variation.

Petroflex

Currency Exchange Rate Risk
The hedging policy of Petroflex aims at minimizing the effects of a variation in foreign exchange rates on its dollar-denominated debt, by maintaining in its portfolio dollar-denominated receivables against foreign clients and through swap transactions (exchanging the foreign exchange variation for the variation of the CDI rate). Approximately 30% of the net sales of Petroflex are derived from exports, its majority being dollar-denominated. We believe such financial instruments partially protected the net assets of Petroflex from the relevant devaluations suffered by the real in 2002.

Considering the swap transactions related to financings, on September 30, 2004 1.5% of Petroflex's gross debt or R$ 2.7 million were exposed to the U.S. dollar, compared to 1.9% of its gross debt or R$ 5.1 million on December 31, 2003.

As of September 30, 2004, a measure of the market risk of Petroflex with respect to its foreign currency exposure related to its foreign currency denominated liabilities, based on a potential loss from

a hypothetical R$ 0.1 devaluation in the real against the U.S. dollar, would be approximately R$ 0.1 million as compared to R$ 0.2 million as of December 31, 2003.

Petroflex does not execute derivatives with trading or speculating objectives.

Interest Rate Risk
The exposure of Petroflex to interest rate variations is mainly due to:

➤ variations of the LIBOR, with respect to its dollar-denominated financings; and

➤ variations of the TJLP or TR, with respect to its real-denominated financing.

The real-denominated financial investments of Petroflex, which on September 30, 2004 accounted for 100% of its total investments, are remunerated based on the CDI rate. The dollar-denominated investments of Petroflex are subject to fluctuations of the rates referenced to United States Treasury bonds and to U.S. prime companies.

Based on Petroflex's indebtedness on December 31, 2003, the annual effect on its financial expenses of a hypothetical adverse movement of 1% on interest rates applicable on its indebtedness on the first day of the year would be approximately R$ 2.7 million.

The breakdown of debt of Petroflex pegged to fixed and floating interest rates is the following:

	Nine-month period ended on September 30, 2004	Fiscal year ended on December 31, 2003
Debt with floating interest rate:		
Denominated in US$	50.8%	75.3%
Denominated in R$	49.2	24.7
Subtotal	100.0	100.0
Debt with fixed interest rate:		
Denominated in US$	—	—
Denominated in R$	—	—
Subtotal	—	—
Total	100.0%	100.0%

Rio Polímeros

As mentioned above, all financial commitments of Suzano Química in relation to the Rio Polímeros project are already accounted for and reserved in the form of cash held by Suzanopar, partially in U.S. dollars and partially in reais, in a proportion that makes us believe that we are protected against the foreign exchange risk in relation to such obligations.

Currency Exchange Rate Risk
The hedging policy of Rio Polímeros aims at minimizing the effects of a variation in foreign exchange rates on dollar-denominated debt, by executing the appropriate financial instruments. We believe such financial instruments partially protected the net assets of Rio Polímeros from the relevant devaluations suffered by the real in 2002.

With the beginning of its operations, approximately 25% of the net sales of Rio Polímeros are expected to come from exports, and be denominated in U.S. dollars. Rio Polímeros does not execute derivatives with trading or speculating objectives.

Based on Rio Polímeros' indebtedness on December 31, 2003, the annual effect of a hypothetical foreign exchange devaluation of 1% on its indebtedness denominated in foreign currency would be R$ 10.0 million.

Interest Rate Risk

Rio Polímeros is mainly exposed to variations in the TJLP rate, which is applicable to its real-denominated financings. The dollar-denominated financings of Rio Polímeros bear interest at fixed rates and, therefore, do not offer interest rate risks.

The real-denominated financial investments of Rio Polímeros, which, on September 30, 2004, accounted for 100% of its total investments, are remunerated based on the CDI rate. The dollar-denominated investments of Rio Polímeros are subject to fluctuations of the rates referenced to United States Treasury bonds and to U.S. prime companies.

Based on Rio Polímeros' indebtedness on December 31, 2003, the annual effect on its financial expenses of a hypothetical adverse movement of 1% on interest rates applicable on its indebtedness on the first day of the year would be approximately R$ 3.8 million.

The breakdown of debt of Rio Polímeros pegged to fixed and floating interest rates is the following:

	Nine-month period ended on September 30, 2004	Fiscal year ended on December 31, 2003
Debt with floating interest rate:		
Denominated in US$	—	—
Denominated in R$	33.0%	30.0%
Denominated in R$—currency basket	8.0	7.0
Subtotal	40.0	38.0
Debt with fixed interest rate:		
Denominated in US$	60.0	62.0
Denominated in R$	—	—
Subtotal	60.0	62.0
Total	100.0%	100.0%

Overview of the Brazilian petrochemical industry

STRUCTURE

The petrochemical industry transforms crude oil byproducts (principally naphtha) and natural gas fractions (principally ethane and propane) into consumer and industrial goods. The Brazilian petrochemical industry is divided into three distinct sectors, each of which corresponds to a certain phase of transformation of petrochemical raw materials, or feedstock.

The following chart illustrates in a summary form the different phases involved in petrochemical production:



Refining and Extraction
Crackers
Intermediates/ Resins Producers
Converters
Crude oil
Refineries
Ethylene
Naphtha
Gasoil
CRACKERS
Natural Gas
NGPUs
Ethane
Propane
CRACKERS
Ethylene
Propylene
Others
Ethylene
Propylene
Resin Producers/Others
PE
PP
PVC
Others
PE
Product Transformation
plastics
flexible packaging
toys
tires
shoes
autoparts
among others

Crackers

Cracking facilities or crackers, break down the raw material (naphtha or natural gas) in order to produce basic petrochemical products, such as ethylene and propylene (light olefins), among others.

Crackers can either use naphtha or natural gas as a feedstock. All three crackers in Brazil use naphtha. However, a fourth cracking facility, Rio Polímeros, will come online in the second quarter of 2005 and will use natural gas fractions as a petrochemical feedstock. Natural gas is widely used in North America as a feedstock and has significant advantages as compared to naphtha, particularly with respect to the production of ethylene, the main input used in manufacturing polyethylenes.

An overview of each of the two cracking models, according to the raw material employed, is presented below.

Naphtha

Naphtha is a mixture of liquid hydrocarbons that is a byproduct of the oil refining process, and has historically been the principal raw material of the Brazilian petrochemical industry. Petrobras acts as the main supplier of naphtha for Brazilian crackers, although 30% of the volume of naphtha used by these producers is acquired from foreign suppliers.

The basic petrochemicals produced by the naphtha breakdown units include ethylene, propylene and butadiene, which correspond to the main raw materials for the polyethylene, polypropylene and elastomers, respectively, which our jointly controlled companies manufacture.

The three naphtha crackers in Brazil are operated by Braskem, Copesul and PQU. The petrochemical inputs produced from the breakdown of the naphtha are sold to the intermediates/resins producers, including our jointly controlled companies Polibrasil, Politeno and Petroflex. These inputs are in gaseous or liquid form, and are generally transported by pipelines that connect the petrochemical facilities to neighboring plants. Virtually all the feedstock consumed by Politeno, as well as most of the feedstock consumed by Polibrasil, are received by pipeline. Petroflex, on the other hand, receives a large amount of its inputs in liquid form transported by sea.

Natural gas

Natural gas is a mixture of hydrocarbons, including ethane and propane (production sources for polyethylene and polypropylene), among other petrochemical products.

Natural gas reserves are generally associated with oil reserves, even though there are some non-associated reserves of natural gas. After the natural gas is extracted, it is fed to the Natural Gas Processing Units ("NGPUs"), where it will be separated into (1) a gaseous form, called dry gas, constituted principally of methane and (2) a liquid form referred to as natural gas liquids, which can be later fractioned into ethane and propane, in addition to being the basis for LPG (cooking gas) and natural gas condensate, also called natural gasoline. After separated from other streams, the ethane and propane are sent to the cracking units for producing ethylene and propylene which are sent to the intermediates/resins plants.

For more information about natural gas, see "—Natural Gas in the Brazilian Petrochemical Industry."

Intermediates/resins producers

Intermediates/resins producers process the petrochemical inputs acquired from crackers to produce intermediate or final petrochemical products. These intermediate products, such as styrene, will undergo further stages of production before being transformed into final products, including polystyrene, butadiene and styrene rubber. The final petrochemical products, such as polyethylene, polypropylene and elastomers, are generally solids in the form of plastic pellets or powder, and are transported primarily by truck to the converters, which are often located far from intermediates/resins producing facilities. There are approximately 50 intermediates/resins producers in Brazil.

Converters

Converters transform resins into final products. Converters produce a variety of consumer goods and industrial products with wide application in varied industrial segments, especially the automobile, food, electronic, hygiene and cleaning industries. These final products include, among others:

- plastic packaging (bags, shopping bags and plastic bottles);
- home electronics (home appliances and electrical appliances);
- toys;
- footwear, soles, plastic and rubber sandals;
- tires; and
- auto-parts (interior panels and bumpers).

It is estimated that there are currently more than 6,000 converters in Brazil.

Petrochemical complexes

Crackers and intermediates/resins petrochemical facilities in Brazil are concentrated around three main petrochemical complexes, all of them based on naphtha. They are:

- The Camaçari petrochemical complex, located in Camaçari in the State of Bahia, where the Politeno polyethylene units, one of the polypropylene units and the Polibrasil polypropylene compounds unit are located;
- The São Paulo petrochemical complex, located in Mauá in the State of São Paulo, where a second Polibrasil polypropylene unit is located; and
- The Triunfo petrochemical complex, located in Triunfo in the State of Rio Grande do Sul, where one of Petroflex's elastomer units is located.


Cabo - PE
• Petroflex(Elastomers)
Camaçari-BA
• Polibrasil(Polypropylene) and Policom(Polypropylene compounds)
• Politeno(Polyethylene and EVA)
Mauá - SP
• Polibrasil(Polypropylene)
• Policom(Polyethylene compounds)
** DuquedeCaxias-RJ
• Polibrasil(Polypropylene)
• Petroflex(Elastomers)
• RioPolimeros(Ethylene, Propylene and Polyethylene)*
Triunfo - RS
• Petroflex Elastomers)
* Beginning of operations expected for 2nd quarter of 2005
** Beginning of operations expected for September 2005

Each of these three petrochemical complexes has a single cracker and several intermediates/resins producers, which acquire the feedstock produced by the cracker for use in their operations.

The Camaçari petrochemical complex began its activities in 1978; its cracking facility is operated by Braskem. It currently consists of 28 intermediates/resins producers, including Politeno and Polibrasil. As of December 31, 2003, the Camaçari petrochemical complex had an annual production capacity of 1,280,000 tons of ethylene and 537,000 tons of propylene.

The São Paulo petrochemical complex, the oldest petrochemical complex in Brazil, began its activities in 1968. There are currently 11 intermediates/resins producers located in this complex, including Polibrasil, which acquires raw materials from the cracking facility operated by PQU. As of December 31, 2003, Petroquímica União had an annual production capacity of 500,000 tons of ethylene and 250,000 tons of propylene.

The Triunfo Petrochemical Complex began its activities in 1982. Its cracking facility is operated by Copesul, which provides raw materials to six intermediates/resins producers, including Petroflex. On December 31, 2003, Copesul had an annual production capacity of 1,135,000 tons of ethylene and 581,000 tons of propylene.

The Rio de Janeiro gas-chemical production complex

Beginning in the second quarter of 2005, Rio Polímeros will operate the first petrochemical complex in Brazil to utilize natural gas fractions as a feedstock at the Rio de Janeiro Gas-Chemical Production Complex. This Complex, located in the Municipality of Duque de Caxias in the State of Rio de Janeiro, will play a key role in the development of the Brazilian petrochemical industry. This complex will produce petrochemical products, principally ethylene and propylene, from natural gas fractions, as opposed to naphtha. Petrobras will be the natural gas supplier for Rio Polímeros. Additionally, the Rio de Janeiro Gas-Chemical Production Complex will employ modern processing technologies to fully integrate its ethylene line among the first and intermediates/resins units, which will allow the complex to channel all of its ethylene towards the production of polyethylene. The Rio de Janeiro Gas-Chemical Production Complex is expected to have an annual production capacity of 520.0 thousand tons of ethylene, 540.0 thousand tons of polyethylene and 75.0 thousand tons of propylene.

Role of the Brazilian government

The current structure of the Brazilian petrochemical industry reflects the Brazilian government's plan, developed during the 1970s, to establish a petrochemical industry to serve the domestic market. Crackers and intermediates/resins producers generally are located in close proximity to each other, which allows for the common use of infrastructure and greater efficiency in the production and transportation of petrochemicals.

The Brazilian government promoted the development of the petrochemical industry by encouraging the formation of three-way joint ventures among the Brazilian government, foreign petrochemical companies and Brazilian private investors. Petrobras' subsidiary, Petrobras Química S.A. ("Petroquisa"), participated in each joint venture as the representative of the Brazilian government, with Petrobras supplying the naphtha. The technology was generally supplied by a foreign petrochemical company.

In the early 1990s, the Brazilian government began a privatization program with the objective of substantially reducing its participation in the petrochemical industry, particularly in the crackers and intermediates/resins producers. This program was designed to increase the participation of private investors in the petrochemical industry and stimulate its consolidation and development.

Prior to the privatization program, expansions of production capacity of crackers and intermediates/resins producers were coordinated to align expected supply and demand. This coordination and interdependence has increased since privatization, which resulted in an increase in equity participation and managerial influence of intermediates/resins producers in the naphtha crackers, as the Brazilian government's participation was reduced.

Historically, the Brazilian Constitution reserved for the Brazilian government the right to survey, exploit, produce, refine, import and transport crude oil and refined oil byproducts, with the exception of petrochemical products. However, a 1995 constitutional amendment ended the government monopoly over oil activities, which could now be performed by private companies, by means of concession or authorization of the Brazilian government.

With the objective of regulating this constitutional amendment, Law no. 9,478/97 established the creation of the National Council of Energy Policy and the National Petroleum Agency, which is responsible for the regulation and oversight of the Brazilian oil and energy industries. After the creation of the National Petroleum Agency, new rules were adopted to gradually eliminate Petrobras' monopoly, and as a result Petrobras was no longer the sole supplier of naphtha. During this process, the crackers were allowed, beginning in 1997, to import naphtha consumed in their petrochemical

centers. As of 2003, Petrobras produced and sold approximately 70% of the naphtha consumed in Brazil, and the remainder was imported by the crackers from international oil companies.

Petrobras has played a key role in developing the use of natural gas fractions as a petrochemical feedstock. Petrobras has, through Petroquisa, a 16.7% stake in Rio Polímeros and will be the supplier of natural gas fractions to that petrochemical facility. Furthermore, the Brazilian media has announced several projects and investment plans over the last few months related to the Brazilian petrochemical industry, led by the private sector, with the participation of Petrobras either as the supplier of feedstock or as an equity partner in the project.

Prices and taxes

Products from cracking facilities
Crackers generally establish the prices of their end products in accordance with a profit sharing system established with intermediates/resins producers. By doing so, the costs of importing basic petrochemical products is greatly reduced, but the prices paid by intermediates/resins producers, including our jointly controlled companies, are partially burdened by transportation and taxation costs faced by the crackers.

The price of the naphtha marketed in Brazil is related to the price of naphtha in the international market, which is generally based on the Amsterdam-Rotterdam-Antwerp reference (ARA). The ARA is pegged to the price of oil based on an international index. Similarly, the price of natural gas fractions for the petrochemical industry tends to reflect international prices, principally those prevailing in the North American market. The prices of naphtha and natural gas fractions are also subject to the fluctuations of the U.S. dollar/real exchange rate.

The comparison between the price performance of oil and natural gas is shown on the chart below:

Oil and Natural Gas Prices


US$ / MM BTU
US$ / Barrel
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Natural Gas USGC (US$ / MM BTU)
Brent (US$/barrel)

Although the petroleum and natural gas curves show similar trends, the oscillations in the petroleum curve were mainly due to the political-economic instability in the Middle East and the associated supply risks, while the oscillations in the natural gas curve, after 2000 were mainly attributable to the energy supply crisis in the United States. Petroleum prices have increased substantially in the past months, although it is not possible to anticipate when and at what level prices will stabilize or how they will correlate to natural gas prices.

Intermediates/resins

Our jointly controlled companies set the prices of their petrochemical products with reference to several variables, including supply and demand market forces in Brazil, as influenced by the prices that converters could pay for imported petrochemical products. Prices for imported products reflect the obvious production costs as well as transportation costs, fees and taxes.

The charts below show comparisons between the performance, over the past ten years, of the prices prevailing in the North American market for three products: high density polyethylene (HDPE), polypropylene and ESBR rubber, and the prices of their respective main inputs: ethylene, propylene and butadiene.

International Prices — Ethylene and HDPE (US$/ton)


1400
1200
1000
800
600
400
200
Jan-95
Apr-95
Jul-95
Oct-95
Jan-96
Apr-96
Jul-96
Oct-96
Jan-97
Apr-97
Jul-97
Oct-97
Jan-98
Apr-98
Jul-98
Oct-98
Jan-99
Apr-99
Jul-99
Oct-99
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Ethylene US Contract
HDPE - US Domestic Sales

International Prices — ESBR and Butadiene


US$ / t
1600
1400
1200
1000
800
600
400
200
0
ESBR - USA
Butadiene US Contract
1995
1996
1997
1998
1999
2000
2001
2002
2003

International Prices — Propylene and PP (US$/ton)


1200
1000
800
600
400
200
Jan-95
Apr-95
Jul-95
Oct-95
Jan-96
Apr-96
Jul-96
Oct-96
Jan-97
Apr-97
Jul-97
Oct-97
Jan-98
Apr-98
Jul-98
Oct-98
Jan-99
Apr-99
Jul-99
Oct-99
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Propylene US Contract
PP - US Domestic Sales

Taxation
The Brazilian government frequently makes use of import duties to implement economic and foreign trade policies (entry barriers). As a result, import duties have varied significantly in the last few years, especially those applied to petrochemical products. In November 1997, for example, the import duties applied to polyethylene and polypropylene increased from 14.0% to 17.0%, but were subsequently reduced to 16.5% in 2001 and to 15.5% on January 1, 2002. During 2003, import duties for basic petrochemical products generally varied between 3.5% and 5.5%, and import duties for resins and elastomers oscillated between 13.5% and 15.5%.

Operating environment
The petrochemical industry is capital-intensive, characterized by large-scale production, and has a cyclical behavior. This cyclical behavior reflects the differing patterns of growth in the demand for and supply of petrochemical products. Demand for petrochemical products has historically shown a continuous growth over time, while growth in supply of these products fluctuates, depending on the construction of new petrochemical plants and the expansion of the capacity of existing facilities. Thus, the start-up of new projects contributes to the formation of supply surpluses, which are gradually eliminated by the growth in demand, until the shortfall in supply induces new expansions in production capacity. For this reason, the industry experiences alternate periods of limited supply, evidenced by high utilization rates of installed capacity, resulting in price and profit margin increases. This period is followed by increased capacity, which eventually results in a supply surplus and a reduction in price and profit margins.

The chart below illustrates these effects:


Quantity of products
Lack of Supply
Supply lower than demand
Demand
Excess of Supply
Supply higher than demand
Supply
Time

Political and economic factors in Brazil and other countries also influence the performance of the petrochemical industry. In 2003, the Brazilian gross domestic product (GDP) contracted 0.2%, as compared to a 1.5% increase in 2002. The slowdown in 2003 contributed to a reduction in the domestic demand for petrochemical products. This reduction in internal demand was simultaneously accompanied by an increase in the production capacity of Brazilian petrochemical producers, particularly Polibrasil, and an increase in the capacity utilization rates, factors which resulted in a significant increase of Brazilian petrochemical exports in 2003.

The most active sales periods for the Brazilian petrochemical industry are typically the second and third quarters. The heavier volumes of sales in these periods partly reflects the production of consumer goods that will be sold during Brazil's peak vacation months as well as at year end.

Domestic production and apparent consumption
Brazilian production of basic petrochemical products such as ethylene and propylene has, over the past decade, been reasonably aligned with the growth in national consumption of these products. Any deficits were covered by imports, which have historically represented a very low percentage of the national consumption. The chart below illustrates this scenario.

Basic Petrochemical Products


(Index No.)
(In %)
Production
NAC
% imports/NAC
180
120
60
0
4
2
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Products: benzene, butadiene, ethylene, propylene, toluene, o-xylene, p-xylene and mixed xylenes, *exclusive methanol.*

NAC: National Apparent consumption

Source: ABIQUIM

For resins and elastomers, national consumption has generally increased at a faster rate than production, which has resulted in a growth of the percentage of imports as a share of total domestic consumption of resins and elastomers over the past decade. The chart below highlights these trends during the period from 1990 to 2003.

Thermoplastic Resins


(Index No.)
(In %)
Production
NAC
% Imports/NAC
300
250
200
150
100
50
0
20
10
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Products: EVA, HDPE, LDPE, LLDPE, PET, PP, PS and PVC, *exclusive polycarbonate, expanded polystyrene, PVC compounds and oil derivative resins.*

NAC: National Apparent consumption
Source: ABIQUIM

The elastomer segment, historically represented by Petroflex, has shown a somewhat different trajectory. Domestic consumption of these products generally experienced slower growth rates than resins. The slower growth in demand combined with increased production resulted in an increase in exports. However the shortage of domestic production for certain types of elastomers resulted in an

increase in the total percentage of imports in relation to consumption, as can be seen in the chart below.

Elastomers


(Index No.)
(In %)
Production
NAC
% Imports/NAC
180
120
60
0
30
20
10
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Products: styrene butadiene rubber, EPM/EPDM rubber, nitrilic rubber, styrene butadiene copolimers, polybutadiene and SBR, latex.

NAC: National Apparent Consumption
Source: ABIQUIM

Consumption per capita
The domestic consumption per capita of elastomers during the period from 1995 to 2003 is shown below.

Elastomers Per Capita Consumption


kg / inhab.year
1.7
1.8
1.9
1.6
1.8
1.9
1.8
1.8
2.1
1995
1996
1997
1998
1999
2000
2001
2002
2003

Source: ABIQUIM

The chart below shows the domestic consumption per capita of thermoplastic resins during the period from 1990 to 2003.

Thermoplastic Resins
Per Capita Consumption


kg/inhab. year
9.9
10.6
9.4
11.9
13.5
16.2
16.9
18.6
20
21
22.7
22.1
22.5
90
91
92
93
94
95
96
97
98
99
2000
2001
2002

Although consumption during this period increased significantly, consumption per capita of thermoplastic resins in Brazil continues to be much lower than that of other countries, which suggests strong potential for growth. The chart below compares per capita consumption of thermoplastic resins in Brazil and selected other countries.

Growth Potential
Brazilian Thermoplastic Resins Market


kg. / inhabitant year
22.5
30
50
60
100
Brazil
Argentina
Mexico
France
USA

Source: ABIQUIM

Installed capacity and its utilization

The chart below demonstrates the installed capacity performance by crackers (basic petrochemical products) as well as capacity utilization rates.

Basic Petrochemical Products
(1994-2003)


(In %)
(In tons)
100
95
90
85
80
75
70
65
60
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
84
85
83
88
90
90
91
85
83
88
J1994
J1995
J1996
J1997
J1998
J1999
J2000
J2001
J2002
J2003
(In tons)
(In %)

Products: benzene; butadiene; athneo; methanol; propylene g.p.; propylene g.q.; toluene; o-xylene; p-xylene and mixed xylenes

Source: ABIQUIM

The increases in installed capacity resulted from both the construction of new plants and/or expansion of production capacity in existing plants. In general, the utilization rates mirror the seasonal nature of the Brazilian petrochemical sector. Utilization rates generally increase during the third and fourth quarters of the year, before falling in the first quarter of the following year, when shutdowns for scheduled maintenance usually occur.

The chart below highlights the production levels of thermoplastic resin and elastomer production as well as the utilization rates for these production facilities.

Thermoplastic Resins

(1994-2003)


(In %)
(In tons)
100
95
90
85
80
75
70
65
60
55
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
87
88
93
90
86
87
86
75
76
77
J1994
J1995
J1996
J1997
J1998
J1999
J2000
J2001
J2002
J2003
(In tons)
(In %)
Products: EVA, HDPE, LDPE, LLDPE, PS, PP, PVC and PET.

Source: ABIQUIM

Elastomers

(1994-2003)


(In %)
(In tons)
100
90
80
70
60
50
40
420,000
370,000
320,000
270,000
87
91
71
82
74
93
90
77
89
95
J1994
J1995
J1996
J1997
J1998
J1999
J2000
J2001
J2002
J2003
(In tons)
(In %)

Products: styrene butadiene rubber (SBR); SBR, latex; polybutadiene and EPM/EPDM rubber.

Source: ABIQUIM

NATURAL GAS IN THE BRAZILIAN PETROCHEMICAL INDUSTRY

Background

As a result of the oil crisis in the 1970s and the simultaneous increases in international interest rates, Brazilian energy policy underwent a major transformation. The Brazilian government pursued a two-prong approach: the substitution of imported oil and the conservation of energy in order to minimize the impact of increased international oil prices on the Brazilian economy. One of the specific proposals was the substitution of natural gas for other energy sources, primarily imported oil. The promotion of natural gas also had a positive environmental benefit. Natural gas remains a key primary energy source for meeting the growing energy demand in Brazil.

Since the 1970s, natural gas-related investments have expanded the use of natural gas in the Brazilian national energy matrix, including the development of natural gas-fired power plants, which has allowed natural gas to be a feasible alternative as a raw material for the petrochemical industry.

The strong growth in the consumption of petrochemicals experienced in the 1990s, increased exploration and discovery of natural gas in the Campos Basin of Brazil and reduced supplies of naphtha created the conditions for the development of petrochemical projects based on the use of natural gas fractions as a feedstock. The principal project, Rio Polímeros, began the development phase in 1996 and is expected to begin operations in the second quarter of 2005.

Advantages of natural gas

The use of natural gas fractions offers important advantages to Brazil's petrochemical industry. Among the most important are:

- *Cost Efficiency and Competitiveness* — the production model based on the use of natural gas fractions as a feedstock shows a beneficial cost structure as compared to models based on naphtha, primarily with respect to the production of ethylene, requiring lower expenditures per ton produced, and allowing greater scale and competitiveness for the products;
- *Smaller Environmental Impact* — the use natural gas fractions as a feedstock for the production of ethylene results in a smaller number of byproducts, the majority of which cause less pollution than the naphtha byproducts. The use of natural gas also reduces gaseous emissions and the release of polluting liquids into the environment; and
- Availability—the Campos Basin, in the State of Rio de Janeiro, has the largest reserves of natural gas in Brazil, and will be connected, through Petrobras' facilities, to the Rio de Janeiro Gas-Chemical Production Complex.

Production

From 1993 to 2002, the production of natural gas in Brazil increased significantly from approximately 7.4 billion cubic meters to approximately 15.5 billion cubic meters, as illustrated by the chart below.

BRAZILIAN NATURAL GAS PRODUCTION
(1994 - 2003)
(Offshore versus Onshore)


Million m³
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Offshore
Onshore
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

The largest reserves and production of natural gas in Brazil are located in the State of Rio de Janeiro, as illustrated by the chart below.

BRAZILIAN NATURAL GAS PRODUCTION
(1994 - 2003)
(Rio de Janeiro versus Others)


Million m³
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Others
Rio de Janeiro
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Sales

The sales of natural gas in Brazil show similar trends to that of natural gas production. During the period from 1993 to 2002, sales of natural gas experienced average annual growth at a rate of approximately 12.5%. This growth is entirely attributable to the increase of the final consumption of natural gas for the production of power. From 1993 to 2002, natural gas sales represented, on average, about half of the annual production of natural gas in Brazil. However, as shown in the table below, natural gas sales have increased in the last three years to almost 70% of the total domestic production.

Balance of Natural Gas in Brazil

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
					(million of m^3)					
Imports[1]	—	—	—	—	—	400	2,211	4,608	5,269	5,947
Production	7,712	8,066	9,167	9,825	10,788	11,855	13,283	13,998	15,525	15,792
Reinjection[2]	1,531	1,413	1,650	1,820	1,928	1,600	2,729	3,027	3,383	3,291
Burn-off and loss[3]	1,203	1,184	1,501	1,464	2,010	2,276	2,371	2,621	2,136	1,626
Total own Consumption	1,116	1,150	1,325	1,446	1,685	2,333	2,931	3,032	3,219	3,539
Production	—	—	—	—	—	1,514	1,738	1,734	1,876	2,048
Refining, NGPUs and logistics	—	—	—	—	—	819	1,193	1,297	1,343	1,491
LGN	347	334	379	404	422	431	579	584	622	681
Sales	3,559	4,010	4,360	4,731	4,789	5,349	6,583	9,088	11,100	12,488
Adjustments	(45)	(25)	(46)	(40)	(45)	267	302	255	334	114

(1) *The imports of natural gas in the table relate primarily to the natural gas from Bolivia brought to Brazil through the Brazil-Bolivia natural gas pipeline.*

(2) *Part of the natural gas is reinjected in oil wells for adequate pressurization.*

(3) *Petrobras intends to reduce burn-offs and losses so as to improve the use of natural gas.*

Source: ANP

Reserves

Brazil has natural gas reserves of approximately 332 billion cubic meters, 236.6 billion cubic meters of which correspond to proved reserves. By comparison, the largest proved reserves of natural gas in Central and South America are those of Venezuela, with 4.2 trillion cubic meters, followed by the reserves in Argentina and Bolivia, with 763.4 billion and 679.6 billion cubic meters, respectively.

The States of Rio de Janeiro and Amazonas have the largest total reserves of natural gas in the country, with 145.5 billion and 85 billion cubic meters, respectively. Development of the natural gas reserves located in Amazonas, however, is limited by significant distances between the reserves and major consumer centers.

Description of our business

BUSINESS OVERVIEW

We are a holding company that, through Polibrasil, Politeno and Petroflex, our jointly controlled companies, produces, markets and distributes petrochemical products. Our company was incorporated in 2001 to own the petrochemical assets previously held by Companhia Suzano de Papel e Celulose.

Our direct subsidiaries are (i) Suzano Química Ltda., a company incorporated in Brazil that owns 100% of Suzanopar, is part of the controlling block of Polibrasil, Petroflex and Rio Polímeros and which, through Polipropileno Participações, owns 10.9% of Norquisa's share capital; and (ii) SPQ Investimentos e Participações Ltda., a company incorporated in Brazil, which is part of the controlling block of Politeno.

The chart below illustrates our shareholding structure as of September 30, 2004.


SUZANO PETROQUÍMICA
100%
100%
SPQ INVEST. E PARTIC. LTDA
SUZANO QUIMICA
33.4%
83.6%
50.0%
20.1%
33.3%
100%
POLIPROP. PARTICIPAÇÕES
POLIBRASIL PARTIC. SA
PETROFLEX
RIO POLIMEROS
SUZANOPAR PETROQ. LTD.
11.1%
10.9%
97.7%
NORQUISA
NORQUISA
POLIPROPILENO S.A.
99.9%
9.4%
BRASKEM
6.8%
PQU
Operational jointly controlled companies

We are one of the main producers of thermoplastic resins and elastomers in Brazil. Our jointly controlled companies produce three main products: polyethylene, polypropylene and elastomers. Our jointly controlled companies sell their petrochemical products both in the domestic and foreign markets. We are also investing in a new company, Rio Polímeros, which is constructing the Rio de Janeiro Gas-Chemical Production Complex, the first Brazilian petrochemical complex using natural gas fractions and with full integration of the ethylene and polyethylene production lines. Rio Polímeros is scheduled to begin its operations in the second quarter of 2005 and it is expected to have a world-class production scale.

Brazilian Main Producers


Thousand tons/year
PP
Polibrasil
Braskem
Ipiranga
PE
Riopol*
Politeno
Braskem
Ipiranga
Others
Propylene
Riopol*
Braskem
Copesul
PQU
Petrobras
Petrobras' potential
Ethylene
Riopol*
Braskem
Copesul
PQU
0
600
1200
1800
2400
3000
3600
* Start up 2nd quarter 2005

Polibrasil currently owns and operates three polypropylene plants—one located in Mauá, in the State of São Paulo, one in Duque de Caxias, State of Rio de Janeiro and the third in Camaçari, State of Bahia (which also includes a facility that produces polypropylene compounds). In September 2005, Polibrasil will begin the operations of a new polypropylene-compound production site in the State of São Paulo, which will replace its current production of polypropylene compounds in Camaçari. Politeno currently owns and operates two polyethylene plants, both located in Camaçari, State of Bahia. Petroflex currently owns and operates three elastomer plants—one located in Duque de Caxias, State of Rio de Janeiro, one in Triunfo, State of Rio Grande do Sul and the third in Cabo, State of Pernambuco. Rio Polímeros is expected to begin its operations in the second quarter of 2005, with a fully integrated production of ethylene and polyethylene. The production facilities of our jointly controlled companies meet or exceed Brazilian and international environmental standards applicable to the production of petrochemical products.

The map below shows the location of all industrial facilities of our jointly controlled companies, as well as their main products:


Cabo - PE
• Petroflex(Elastomers)
Camacari-BA
• Polibrasil(Polypropylene) and Policom(Polypropylene compounds)
• Politeno(Polyethylene and EVA)
Mauá - SP
• Polibrasil(Polypropylene)
• Policom(Polyethylene compounds)
** DuquedeCaxias-RJ
• Polibrasil(Polypropylene)
• Petroflex(Elastomers)
• RioPolimeros(Ethylene, Propylene and Polyethylene)*
Triunfo - RS
• Petroflex Elastomers)
* Beginning of operations expected for 2nd quarter of 2005
** Beginning of operations expected for September 2005

The facilities of our jointly controlled companies are of significant size and, in general, are concentrated in Brazil's largest consumer market, the Southeast Region. The strategy employed by our jointly controlled companies, which includes a competitive cost structure, access to the most modern technologies, experienced management, high quality petrochemical products, focused marketing and consolidated relationships with clients, has positioned us as one of the main producers of thermoplastic resins and elastomers in Brazil.

Polibrasil, in which we hold approximately 50.0% of the total and voting capital, has a total polypropylene production capacity of 625.0 thousand tons per year. Politeno, in which we hold approximately 33.0% of the total capital and 35.0% of the voting capital, has a total polyethylene production capacity of 360.0 thousand tons per year. Petroflex, in which we hold approximately 20.0% of the total and voting capital, has a total elastomer production capacity of 411.0 thousand tons per year. Rio Polímeros, in which we hold approximately 33.3% of the total and voting capital, should add approximately 540.0 thousand tons per year of polyethylene production capacity and 520.0 thousand tons per year of ethylene production capacity.

During 2003:

- Polibrasil produced 467.4 thousand tons of polypropylene, representing 46.2% of the total polypropylene production in Brazil;
- Politeno produced 327.9 thousand tons of polyethylene, representing 17.3% of the total polyethylene production in Brazil; and
- Petroflex produced 340.4 thousand tons of elastomer, representing 100.0% of the total production of SBR and BR in Brazil.

During the first nine months of 2004:

- Polibrasil produced 411.4 thousand tons of polypropylene, representing 48.8% of the total polypropylene production in Brazil;

- Politeno produced 239.7 thousand tons of polyethylene, representing 16.4% of the total polyethylene production in Brazil; and
- Petroflex produced 267.0 thousand tons of elastomers, representing 100.0% of the total production of SBR and BR in Brazil.

OUR STRENGTHS

Our pioneering attitude

We have been pioneers in bringing to Brazil the most recent standards and trends of the international petrochemical industry, which has given our controlled companies an advantage over other petrochemical companies in Brazil. The Rio de Janeiro Gas-Chemical Production Complex is a clear example of this, and we played an active role in its design and structuring. The project stands out due to the use of natural gas as a raw material, which is increasingly being relied upon in Brazil, causes a smaller environmental impact and is more efficient in the production of ethylene. The timing for the completion of the construction of Rio Polímeros is also very opportunistic, as it will potentially coincide with a period of increased demand for petrochemicals that is likely to cause an increase in prices. Additionally, as it does not depend on naphtha, Rio Polímeros may achieve an even greater competitive edge in the event of a reduction in the supply of naphtha or an increase in its prices in the next few years, as forecasted by some industry experts.

Polibrasil is also a clear example of our pioneering attitude. It is the only producer of polypropylene in Brazil that uses propylene supplied directly by refineries as its raw material, a tendency has become more frequent in the international petrochemical industry. More specifically, its plant in Duque de Caxias uses propylene supplied by the Duque de Caxias Refinery—REDUC and its plant in Mauá uses propylene supplied by the Capuava Refinery—RECAP, both from Petrobras.

Our strong positioning among the main players of the Brazilian petrochemical industry

We are well-positioned in the Brazilian petrochemical industry, as we hold investments in four of the most important and modern petrochemical companies in the country, with facilities located in five Brazilian states. We are actively taking part in the construction of the Rio de Janiero Gas-Chemical Production Complex, the largest petrochemical venture under construction in Brazil. Polibrasil, one of our jointly controlled companies, is the leader in Latin America in the production of polypropylene and, in 2003, began operation of the most modern polypropylene production facility in Brazil, located in Mauá. Together, our jointly controlled companies have an annual production capacity of approximately 1,420.0 thousand tons of petrochemicals, and Rio Polímeros, when operational, will add a production capacity of another 540.0 thousand tons of polyethylene.

Our position in the Brazilian petrochemical industry was built through the consistent employment of the principles and values of our group, the careful identification of investment opportunities, the establishment of strategic partnerships and our active role in the developments and challenges of the industry. In addition, our position has been reinforced by our new model of corporate management, in which most of our controlling shareholders have been placed in more strategic roles in our Board of Directors and Strategy Committee, while professional executives were retained to act in key positions of our management.

Our diverse and guaranteed supply of raw materials

Our jointly controlled companies have entered into long-term agreements with their main suppliers of raw material with a view to assuring operation of their industrial facilities at capacity. They also seek to increase the quantities of contracted raw material so as to support their plans of expanding production capacity.

Given the correlation between the level of economic activity and the consumption of petrochemicals, estimates are that the demand for these products in Brazil may increase significantly with the country's economic growth beginning in 2004. On the other hand, Brazil's three petrochemical complexes have operated at almost maximum capacity, which if combined with a stagnant level of domestic naphtha supply and increased competition in international naphtha markets, may make it difficult to fulfill an increased demand for petrochemical products.

We believe that having a diversified supply of raw materials, which includes the use of natural gas fractions at Rio Polímeros and the use of refinery propylene at Polibrasil as alternatives to naphtha, as well as the execution of long term supply agreements, may bring us significant competitive advantages.

Our proximity to the major Brazilian consumer markets

The Southeast Region is Brazil's main consumer of petrochemical products, being responsible for more than 60% of the domestic consumption. Approximately 50.9% of the total installed production capacity of the eight industrial facilities of our jointly controlled companies (excluding the Rio de Janeiro Gas-Chemical Production Complex owned by Rio Polimeros) are located in this region. Additionally, Polibrasil expects to begin operations of a new polypropylene compound plant in this region in September of 2005.

Given Brazil's vast territory and the cost of transporting petrochemical products, we believe that being close to the main consumer market is a clear competitive advantage for our jointly controlled companies.

Our world class industrial facilities

Our jointly controlled companies make use of modern technologies, making them capable of producing high volumes of petrochemicals of a differentiated quality while complying with the strictest environmental standards.

We believe that investing in modern technologies is essential to ensure quality products and a competitive edge. The new industrial complex of Rio Polímeros is a clear example of this philosophy, as its facilities are among the most sophisticated and modern in the world and ensure an integrated large scale of production in both crackers and intermediates/resins products. Also, Polibrasil's new plant in Mauá is the largest production site of polypropylene in Brazil, with production capacity of 300 thousand tons per year, and one of the most modern facilities in the world. We benefit from our strategic partnerships and our extensive experience in the industry to obtain access to the best technological solutions available in the international petrochemical industry.

Our financial strength

Based on their current investment plans, our jointly controlled companies no longer depend on our financial resources to fully explore their ability to grow and be profitable. Politeno and Petroflex are reasonably mature and have a reduced level of indebtedness. Funding has been obtained for the investments by Polibrasil, which began operation of its new plant in Mauá in 2003, and Rio Polímeros, which should shortly complete the construction of its plant in Duque de Caxias. More specifically with respect to Rio Polímeros, funds which still have to be invested by our subsidiary Suzano Química have already been funded into our subsidiary Suzanopar.

We believe our jointly controlled companies are capable of financing new investments with their own cash generation and by directly accessing third party funding. Thus, we do not expect we will need to contribute additional financial resources towards the completion of any investment project of any of our jointly controlled companies.

OUR STRATEGY

Our fundamental objective is to maximize return to our shareholders through the growth of our operations. At the same time, we will continue with our objective of consolidating our position as one of the major petrochemical groups in Brazil, while conducting our business with social and environmental awareness. The main elements of our strategy are:

To focus on profitability and our shareholders' rate of return

Maximizing the profitability of our businesses and the rate of return to our shareholders is a fundamental premise of our strategy. Our corporate decisions are reached with special attention to profitability factors, while we make sure that this profitability is effectively passed on to our shareholders. Accordingly, we from time to time reevaluate our strategy and policies, as well as those of our jointly controlled companies, and even consider the need to restructure our investments whenever we and our shareholders are convinced that any strategy or investment is no longer in line with our strategic objectives.

To reposition ourselves in the Brazilian capital markets

We and our controlling shareholders have repositioned ourselves in Brazil's capital market. Our main objective is to strengthen our position among the most important petrochemical groups. We believe this can be accomplished by (i) fostering dispersion of our shares in the market, including among individuals and non-institutional investors; (ii) increasing the liquidity of our preferred shares; and (iii) adopting modern corporate governance practices. We have taken several steps to strengthen our position in the Brazilian capital markets, among which are (1) the reduction of the number of shares in our standard lot; (2) the retaining of a market maker; (3) our adhesion to BOVESPA's Level 2 of Differentiated Corporate Governance practices; (4) the creation of a department of investors' relations; (5) the adoption of some corporate governance practices beyond Level 2 of Differentiated Corporate Governance requirements; and (6) the structuring of this offering. Our strategy is to continuously evaluate our position in the capital markets while constantly considering new measures that may strengthen our position.

To maintain active participation and play a consolidating role in the Brazilian petrochemical industries

Considering the large degree of fragmentation in the Brazilian petrochemical industry, we believe various assets and lines of business in the sector may be subject to consolidation in the future. In view of our solid financial situation and our management ability, we believe we are very well positioned to leverage ourselves in the industry in case of a future consolidation. Our strategy is to actively take part in redesigning Brazil's petrochemical industry, which may involve increasing or decreasing our interest in our jointly controlled companies or investing in new projects (even by means of strategic partnerships) whenever economically attractive and in line with our business strategy. This strategy may also involve the divestiture of one or more of our jointly controlled companies.

To prioritize our polyethylene and polypropylene production in the southeast region of Brazil

The production of polyethylene and polypropylene is our major business segment. Considering that domestic demand for these products has historically presented a reasonable rate of growth, while consumption *per capita* in Brazil is still below that of various other countries, we believe there is an excellent opportunity for growth in this segment of our businesses. Our priority continues to be investments in the production of polyethylene and polypropylene in the Southeast region, the major consumer market for these products, which accounts for more than 60.0% of Brazil's consumption. Consistent with this strategy is Polibrasil's new plant in Mauá, which has an annual production capacity of 300 thousand tons of polypropylene and is the largest polypropylene production line in the

country. Also, the Rio de Janeiro Gas-Chemical Production Complex will use the most modern technology based on natural gas to produce polyethylene on a large scale and at competitive costs.

To supply differentiated products and services

We carefully monitor the consumer market for our products. Although this is basically a commodity market, we have identified an increasing demand for differentiated products and services, with high added value. We are closely monitoring this movement and continue to interact with our jointly controlled companies so as to expeditiously meet such demands and, at the same time, increase our profitability. We are strongly committed to the implementation of this strategy, and our jointly controlled companies have a long list of products and services, in addition to their efforts to develop new products and services in light of the market growth and its opportunities. The after-market and technical assistance services provided by our jointly controlled companies, together with the good quality of their products, are widely recognized by the market.

To ethically conduct our business in a responsible manner in relation to the community and the environment

The social and environmental policies of our jointly controlled companies are important tools that foster a greater interaction with the community and the environment. Our strategy contemplates the expansion and improvement of the social and environmental projects currently conducted by our jointly controlled companies through the continuous establishment of partnerships with local entities, including city administrations and local communities.

We believe that a significant part of our favorable reputation in the industry and in the community in general is a result of our concern with conducting our business responsibly. In addition, we conduct our relationships with our shareholders, employees, commercial partners, community and the government in an ethical manner.

OUR JOINTLY CONTROLLED COMPANIES

We produce, market and distribute petrochemical products through our jointly controlled companies Polibrasil, Politeno and Petroflex. Beginning in the second quarter of 2005, we will expand our activities with the start-up of the Rio de Janeiro Gas—Chemical Production Complex owned by Rio Polímeros. Below is a description of each of our jointly controlled companies.

POLIBRASIL

Polibrasil is a privately-held company organized in Brazil. It is the leading company in Latin America in the production of polypropylene, a thermoplastic resin widely used in the manufacture of components, domestic appliances and packages for the automotive, food, electronic, cosmetics, pharmaceutical, textile and civil construction industries. Polypropylene is presented in three basic types: homopolymers, heterophasic copolymers and random copolymers. In line with our strategy of conducting our business according to the highest environmental standards, Polibrasil uses techniques that are less aggressive to the environment and enable high levels of efficiency and productivity.

Industrial complex

The industrial complex of Polibrasil is formed by three facilities producing polypropylene resins with a combined annual production capacity of 625.0 thousand tons, located in the municipalities of Duque de Caxias, State of Rio de Janeiro, Mauá, State of São Paulo, and Camaçari, State of Bahia and a facility producing polypropylene compounds with an annual production capacity of 24.0 thousand tons located in Camaçari. In these facilities, product manufacturing follows rigid internationally established operating controls and quality standards. The three polypropylene plants are certified by ISO 9000, ISO 14001 and OHSAS 18001 standards, and the compounds facility also follows the ISO/TS 16949:2002 standard. Polibrasil, since 1993, has signed on to ABIQUIM's Responsible

Operation Program. The construction of a new polypropylene compounds production facility is planned in Pindamonhangaba, State of São Paulo, which will resplace the Camaçari facility, with an installed capacity of 45.0 thousand tons per year. The Pindamonhangaba facility is expected to begin its operations in September 2005. These properties are currently pledged as collateral for financing obtained by Polibrasil.

Duque de Caxias industrial facility, Rio de Janeiro
Inaugurated in 1992, the Duque de Caxias facility has a production capacity of 200.0 thousand tons per year, and produces homopolymers and random copolymers. Technological developments made by Polibrasil itself with its LIPP technology, originally licensed by The Royal Dutch/Shell, enabled the production of copolymers at this facility, which before produced only homopolymers. LIPP technology has the lowest energy cost among the polypropylene manufacturing technologies on an international scope, which contributes to the competitiveness of this facility's products.

Mauá industrial facility, São Paulo
The new polypropylene industrial facility located in Mauá has world-size production scale of 300.0 thousand tons per year, using the latest generation Spheripol technology—licensed by Basell Polyolefins ("Basell")—and is located in Brazil's main consumer market. This facility is also significantly competitive in terms of costs and it is very flexible for production of all types of polypropylene.

Additionally, the Mauá facility stands out due to its logistics platform, the largest in Latin America and a benchmark for differentiated logistics. There are 32 storage silos, operating with the most modern technology for storage, transportation and distribution of polypropylene. In addition to optimizing supply in pallets and big-bags versions, the new Mauá platform facilitates large-scale bulk flow, enabling simultaneous servicing of several clients.

The assets and rights related to the operations of the Mauá facility have been pledged to BNDES and FMO, the third parties financing the project. For more information on this financing, see "Operating and Financial Review and Prospects—Debt."

Camaçari industrial facility, Bahia
Inaugurated in 1978, this facility has an installed capacity of 125.0 thousand tons per year, and produces homopolymers and heterophasic copolymers. The facility experienced an important technological update in 2003, with the implementation of a high activity catalyst supplied by Basell, which enabled a reduction of production costs and a significant improvement in the quality of manufactured products.

The polypropylene compounds production facility also operates in Camaçari, with an installed production capacity of 24.0 thousand tons per year, and will soon be replaced by the new Pindamonhangaba polypropylene compounds production facility. The polypropylene compounds production activities are supported by a development laboratory located in Mauá, where a technical team prepares new materials within the highest technology standards.

Expansion projects
Implementation of a new polypropylene compounds production facility in Pindamonhangaba is planned, which will replace the Camaçari polypropylene compounds production facility, and will have an installed capacity of 45.0 thousand tons per year, with operation start-up projected for September 2005.

We expect that Polibrasil will invest in the expansion of its Duque de Caxias complex, from 200.0 thousand tons to 300.0 thousand tons, and of its Mauá complex, in a first stage of 300.0 thousand tons to 360.0 thousand tons to, at a later stage, 450.0 thousand tons. These

investments are estimated at US$ 75.0 million, which will be used to adapt operational units, pay for technology licenses and to improve the infrastructure in the receipt of raw materials. Additional investments in a splitter unit are not included in this amount, but can be estimated at US$ 35 million. These investments are scheduled for the period of 2005 to 2007 and its implementation is conditioned upon the availability of raw materials.

The polypropylene production process

The production of a polymer starts with its basic structure: the monomer. A monomer is a molecule that, reacting under the effect of a catalytic system, at a certain pressure and temperature, grows to form a long chain of monomers, called a polymer. Polypropylene is a long-chain polymer made with the monomer propylene.

Polypropylene can be produced by adding to the reaction an additional monomer (in this case, copolymer). If only propylene is added to the reaction, the material is called homopolymer.

The characteristics of the polypropylene are determined based on the type of alignment of the molecules of propylene. The catalytic system assures that the molecules find the regular form of joining the chain. The catalysts used for the polymerization of the propylene are generally a mixture of titanium and aluminum compounds. Flexibility in the control of the molecular structure during the polymerization enables a single polymerization facility to produce all the types of polypropylene.

The polypropylene leaves the reactor in the form of small particles or spheres, which are directed to a special equipment called extruder, in which additives are fed. There is a broad variety of additives, which are used as a function of the final application of the product. A fusion of the polymer and its intimate mixture with the additives occurs in the extruder. Finally, the polypropylene is granulated. The granulated form is how the polypropylene is delivered to the customers, which will transform it into end products to be sold on the market.

Polypropylene compounds, on the other hand, are obtained by adding mineral loads, impact modifiers, additives and pigments to the polypropylene. They expand the range of polypropylene applications, serving specific functions which require differentiated properties with respect to the properties of traditional polypropylene.

Monitoring of the Production Process

Polibrasil monitors its production through a computerized system which controls each stage of the production process. The programming and production control of polypropylene are done with close coordination among the production, sales and marketing areas.

Shifts

The three polypropylene facilities operate on a three-shift, around-the-clock work schedule, year round, except for scheduled maintenance downtime. At these facilities, five teams rotate in 8-hour daily shifts, according to a specific grid. The compounds facility operates on a three-shift, around-the-clock work schedule, from Monday to Saturday, except for scheduled maintenance downtime. At this facility, four teams rotate in 8-hour daily shifts, according to a specific grid. Polibrasil maintains an inventory of certain spare parts that are considered critical due to their function in the production process or due to the difficulty in finding replacements. Polibrasil also has a close relationship with its suppliers, in order to assure access to spare parts.

Products

Polypropylene is basically formed by three groups of products: homopolymers, hetero-phase copolymers and random copolymers. The polypropylene compounds are produced from the

polypropylene itself. The table below contains a brief description of each of these products, as well as a listing of the facilities where they are produced:

Group	Description	Facility
Homopolymers	Obtained exclusively by means of polymerization of propylene, they have excellent brightness and rigidity, and are used extensively in the production of raffia for industrial bagging, making of plastic furniture and home appliances.	Duque de Caxias, Mauá and Camaçari
Hetero-phase Copolymers	Incorporating, in a specific form, ethylene molecules to the polymer, they have an excellent balance of rigidity and resistance to impacts, and are widely used in the production of automotive parts, rigid packaging and industrial applications.	Mauá and Camaçari
Random Copolymers	Incorporating, in a random form, ethylene molecules to the polymer, they have excellent optical properties, such as brightness and transparency, and a lower melting temperature, with applications in the manufacture of home appliances and products requiring high transparency, such as rigid packaging and high transparency, flexible home appliances for the food industry.	Duque de Caxias and Mauá
Polypropylene Compounds	The result of the addition of mineral loads, impact modifiers, additives and pigments to the polypropylene, they present higher resistance to impact and high temperatures, greater rigidity and dimensional stability, with applications in the manufacture of thermoplastic furniture (for gardens and pools), electronics (fans, air conditioners) and auto-parts (bumpers, instrument panels, interior finishes and other components)	Camaçari

The table below sets forth the polypropylene production by Polibrasil, the total Brazilian production of this product, and Polibrasil's share of this market in the nine-month periods ended on September 30, 2003 and September 30, 2004, and for the fiscal years ended on December 31 of 2002 and 2003:

	Nine-month period ended on September 30,		Fiscal years ended on December 31,	
	2004	2003	2003	2002
Polibrasil polypropylene production (in tons)	411.4	338.9	467.4	399.5
Brazilian polypropylene production (in tons)[(1)]	843.3	745.7	1,011.5	891.0
% of Polibrasil polypropylene production in relation to Brazilian polypropylene production	48.8%	45.5%	46.2%	44.8%

(1) Source: ABIQUIM and Internal Reports.

According to ABIQUIM, in 2003 Polibrasil was the largest Brazilian producer of polypropylene. In 2003, Polibrasil produced 467.4 thousand tons of polypropylene and was responsible for 37.6% of Brazilian exports of polypropylene and 43% of supply to the domestic market.

Raw materials

The main raw material used in the production of Polibrasil's polypropylene is propylene, supplied by Braskem, by Petrobras' refineries and by PQU. Polibrasil is also able to acquire propylene on the international spot market. After the start up of operations at Rio Polímeros, projected for the second quarter of 2005, Polibrasil will have access to an additional supply of propylene. In addition to propylene, we use other petrochemical products and materials.

Propylene

Propylene acquisition costs, which are the most significant direct costs associated with the production of polypropylene by Polibrasil, corresponded to approximately 70% of Polibrasil's total cost of sales in 2003, as compared to 73% in 2002, excluding resale costs. In 2003, Braskem supplied approximately 40.5% of this raw material, PQU 25.5% and Petrobras' refineries 34.0%. Propylene is easier to transport and handle than ethylene, but the storage and transportation costs of this product are also significant, and Petrobras owns the infrastructure existing in Brazil to transport this product. On December 31, 2003, Braskem had an annual propylene production capacity of 537.0 thousand tons, PQU had a capacity of 250.0 thousand tons and the Petrobras refineries that are currently able to produce this product had a capacity of 335.0 thousand tons, although Petrobras has significant expansion potential.

Polibrasil has entered into long-term supply contracts that may be automatically renewed, unless one party otherwise notifies the other. Furthermore, the contracts provide minimum and maximum quantities to be purchased and monthly delivery schedules.

The following table sets forth the average propylene prices in the international market in the nine-month periods ended on September 30, 2003 and September 30, 2004 and in the fiscal years ended on December 31 of 2002 and 2003:

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(US$ per ton)		(US$ per ton)	
Propylene	US$ 750	US$ 474	US$ 496	US$ 320

Source: Icis Lor

Base: United States Gulf—FOB

On December 19, 2001, Polibrasil entered into a long-term propylene supply contract with Rio Polímeros, which is projected to start operating in the second quarter of 2005. This contract has an initial term of 18 years, automatically renewable for five additional years, unless one party otherwise notifies the other. Furthermore, the contract provides for minimum and maximum quantities of propylene to be purchased and monthly deliveries. In 2006, the propylene supplied under this contract should represent approximately 12% of Polibrasil's raw materials.

Other inputs and materials

In addition to indirect costs, such as labor and maintenance, Polibrasil's other costs associated with the production of polypropylene include the purchase of catalysts, several additives and utilities, such as electricity, water, steam and nitrogen.

Polibrasil's facility employs catalysts supplied by Akzo under license from Basell. Polibrasil acquires electrical energy from third parties, according to long-term electricity purchase and sale contracts. In general, we believe that there are enough alternate sources at reasonable prices for each of the inputs used in Polibrasil's polypropylene production process so that the loss of any supplier would not significantly harm its operations.

Commercial performance

Polibrasil sells polypropylene mainly in the domestic market, but also serves the external market. The markets served by Polibrasil are large-scale and very competitive. Polibrasil has maintained its market share in the face of growing competition. Even though prices are important in the markets in which Polibrasil operates, many customers prefer Polibrasil's products due to the value and quality they confer to their end products. This occurs in all segments, from raffia, used for making industrial bagging and agribusiness, to more sophisticated segments, such as, for instance, the medical-hospital sector. Polibrasil is known also in the market for the after-sales services rendered to its customers, which include technical service and development of new products and applications.

Polibrasil's customers acquire different polypropylene resins, depending on the industrial process that they have and the physical characteristics desired in the end-products that they manufacture. Polibrasil's sales are not concentrated in any specific customer, either in the domestic or in the external market. The largest customer of Polibrasil represents less than 8.0% of its revenues. None of Polibrasil's customers were responsible for more than 8.0% of the domestic or international sales of Polibrasil's polypropylene products in 2003, except for a single customer that was responsible for approximately 23.0% of that years' sales. In 2003, the thirty largest customers were responsible for approximately 62.0% of Polibrasil's revenues. Exports represented 9.0% of Polibrasil's net operating income in 2003 and 6.0% in 2002.

Sales prices and conditions

Polibrasil determines the prices of its polypropylene products using several market prices as references, including domestic market prices and the import cost of these products. Polibrasil's customers can make cash on delivery payment or they can choose for term sales, which require full payment within 7 to 28 days of delivery.

Polypropylene export prices are based on regional prices, and the sales are usually made with letters of credit or through direct bank collection.

Total sales of polypropylene resins and compounds

The following table sets forth the total sales volumes for Polibrasil's external and domestic markets in the periods indicated:

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(in thousands of tons)			
Sales volumes for customers:				
Domestic market	352.9	291.1	413.3	414.4
Exports	61.6	41.7	59.8	30.6
Total	414.0	332.8	473.1	445.0

For information about the Polibrasil's net operating revenue and other items in its financial statements, see "Operating and Financial Review and Prospects—Results of Operations—Income statements of our jointly controlled companies—Polibrasil Participações."

Main applications

The following table contains information about the main applications for which Polibrasil products are destined:

Application	Description
Extrusion	Numerous continuous articles can be obtained with this process, including tubes, plates, raffia, etc. The polypropylene plates are made by passing the melted material through a flat matrix, and cooling in parallel cylinders. The plates can be used to produce several articles by cutting and folding, or thermoforming to produce pots, glasses, etc.
Films	Polypropylene films are widely employed in the packaging of food and other articles. They are made by extrusion, which forces the melted material through a tubular or flat matrix. The film produced in this manner can later be oriented, obtaining a more resistant film.
Injection	Molding through injection involves melting the material, together with the addition of colorants or additives and forcing it, under pressure, into a mold. This mold is cooled, the material solidifies and the end product is extracted. This method is used to make many types of articles, such as, for instance, pots, caps, plastic furniture, electric home appliance bodies, home appliances and automotive parts. Polypropylene is appreciated due to its easy processing and excellent end properties, which include low density, high brightness and rigidity, thermal and chemical resistance, among others.
Raffia	Raffia are manufactured by the cutting and later drawing of a plate, which are then used in looms to produce fabrics, bagging, etc.
Blowing	Blow-molding is used to produce flasks, bottles, vehicle containers, etc. A tube of melted material is blown into a mold and takes the shape of the cavity. When it is cooled the mold is opened and the article is extracted.
Textile	Polypropylene fibers are used to produce carpets, mats and ropes, among others. The melted material is forced through numerous tiny holes, forming the fibers. Polypropylene non-woven fabrics are produced in a similar fashion, and are widely used in hygienic disposables, protective clothing, etc, which benefit from the tenacity and flexibility of the new materials.

Transportation

Polibrasil's industrial units are generally located close to the respective sources of raw material, and are supplied through pipelines that connect the suppliers to its units. The transportation cost of raw materials is relevant only for the Duque de Caxias facility, which transports approximately only around 40% of its supply through pipelines. In 2003, transportation costs of raw materials represented 2.4% of Polibrasil's cost of sales.

The Duque de Caxias and Mauá facilities, in the States of Rio de Janeiro and São Paulo, are strategically located close to our largest consumers, which results in competitive transportation costs of finished products.

Commercialization and distribution

Polibrasil sells its products mainly in the domestic market. In 2003, 91% of Polibrasil's net operating revenue came from sales made in the domestic market. Polibrasil has a sales team made up of seven external salesmen who work in several regions of Brazil. In addition to this, it has 10 distributors operating throughout Brazil.

By means of its sales team, Polibrasil focuses on the development of closer and long-term relationships with its customers, aiming at serving their specific needs and requests and defining new potential applications for its products. Generally, Polibrasil attempts to concentrate its sales efforts on the end consumer of its products, offering constant technical and operating support. With the utilization of these measures, Polibrasil aims at tailoring its products to meet the specifications demanded by its customers.

Polibrasil does not have its own distribution centers, but it is served by third parties. The Mauá facility has an advanced logistics capability, which provides great flexibility for its customers, who can choose distribution in bags on pallets, big bags or bulk. Polibrasil was a pioneer in bulk sales in Brazil to serve companies structured for this type of transportation, and it currently enables automation of the resin moving processes. All the facilities—Camaçari, Duque de Caxias and Mauá—operate with supply in pallets and big bags. Bulk supply is offered by the Duque de Caxias and Mauá facilities. In any of the modalities of supply, Polibrasil offers the advantages of CIF (cost, insurance and freight) delivery, monitored with GPS (Global Positioning System).

Insurance

We believe that Polibrasil maintains suitable insurance coverage for its industrial units, regarding commercial and operating risks. Polibrasil maintains insurance against material damages caused by fire, explosion, other accidents and failures that can occur during its activities and insurance for specific risks, such as coverage for comprehensive general liability of directors and officers, transportation insurance, vehicles insurance and other types of coverage.

The policies of Polibrasil follow the usual standards of the petrochemical industry and generally contemplate business interruption insurance, under the terms of the coverage contracted in each policy. In line with the industry practice, these policies also offer indemnifications for certain environmental damages that may be caused by Polibrasil, which are subject to certain limits per claim.

Polibrasil aims at implementing preventive and safety measures, such as installing fire control towers and equipment and training its fire brigade. Maintaining insurance coverage for its inventories of raw material and finished product in its units' warehouses is part of its policy.

Research and development

The development activities of Polibrasil, which employ 10 process specialists, four product specialists and other specialized professionals, are mainly directed towards updating production processes, aiming at the increase of its efficiency and flexibility, and the development and innovation of products, with the creation of new products options or improvement of the characteristics of products already commercialized. The development group is also responsible for the evaluation and updating of technological information related to the production and commercialization of polypropylene on a worldwide scale, evaluating possible acquisitions of new technologies.

In addition, Polibrasil participates in research projects in cooperation with universities, envisaging the possibility of future commercial utilization of advanced new products. Specialists work in close collaboration with sales and marketing personnel, forming technological committees. The development facilities of Polibrasil are composed of laboratories and offices located in Mauá, attached to the

industrial facility. It is part of Polibrasil's policy to make continuous investments in development, with a view to maintain its competitiveness and leadership position in the polypropylene market.

Intellectual property

Trademarks
Polibrasil has registered and requested registration of several trademarks related to its products in several countries, spread over all the continents, including Argentina, China and the United States. More specifically, in Brazil, Polibrasil has registered and has deposited requests for registration of several trademarks with INPI (National Institute of Industrial Property), including, among the most relevant, the trademark "Prolen."

Patents
Polibrasil currently does not have any patents registered nor has it requested any such registration.

POLITENO

Politeno is a listed company organized in Brazil, with ordinary shares and classes A and B preferred shares traded on BOVESPA. With industrial units in Camaçari, State of Bahia, Politeno produces polyethylene (including LDPE (low density polyethylene), LLDPE (linear low density polyethylene), MDPE (medium density polyethylene), LMDPE (linear medium density polyethylene) and HDPE (high density polyethylene)) widely employed in the bagging, films for packaging, pots, bottles and domestic appliances industries, in addition to EVA (ethylene vinil acetate copolimer), used for the manufacturing of foam for footwear soles and adhesives. Politeno aims at implementing production techniques that are less aggressive to the environment and that enable high levels of efficiency and productivity.

Industrial complex

Politeno's production facilities, located in Camaçari, State of Bahia, are composed of two industrial plants that operate continually and have a total installed capacity of 360.0 thousand tons of resins per year. At these units, manufacturing of the products follows rigid internationally established operating controls and quality standards, and both plants are certified by ISO 9000 and ISO 14001 standards.

The table below demonstrates the current installed capacities of Politeno's polyethylene plants:

Plant	Installed capacity (thousands of tons/year)
LDPE/EVA	150.0
LLDPE/HDPE	210.0
Total	360.0

LDPE/EVA plant
This facility, with a capacity of 150.0 thousand tons per year, produces LDPE and EVA, in a "super high" pressure process licensed by the Japanese company Sumitomo. The process allows greater flexibility in the production of several types of LDPE, perfectly serving the stage of development of the domestic market. It has two production lines, of equal capacity. Its main equipment is the primary and secondary compressors and reactors.

LLDPE/HDPE plant
This plant produces LLDPE and HDPE in a solution process licensed by Nova Chemicals, from Canada, a process that uses a polymerization reaction in solution, with great flexibility in the production of the several grades of polyethylene, from low to high density, allowing us to serve a wide market range. It has a single production line, with a current capacity of 210.0 thousand tons per year.

Its main equipment is the polymerization reactor, load feed pump, main extruder, stripper and the solvent recovery system.

Expansion projects
Politeno has expansion projects that may increase its installed capacity from 360.0 thousand tons to 400.0 thousand tons per year. Such projects are currently being analysed by Politeno and are conditioned upon the availability of additional quantities of raw materials. See "Description of Our Business—Our Jointly Controlled Companies—Industrial Compound—Expansion Projects."

Shifts
The LDPE/EVA plant operates in a three-shift, around-the-clock work schedule, year round, except for one scheduled maintenance downtime, with a duration of 5 to 7 days, generally in February or March of each year. The LLDPE/HDPE plant operates in a three-shift, around-the-clock work schedule, year round, except for one scheduled maintenance downtime every 3 years, with a duration of 18 days, generally at the beginning of the year. Politeno maintains an inventory of certain spare parts that we consider critical due to their function in the production process or due to the difficulty in finding replacements. Politeno also develops a close relationship with its suppliers, in order to assure quick access to spare parts.

Products

Among commercial polymers, polyethylene presents the simplest chemical structure, and currently is the polymer with largest production in the world, being utilized in several applications.

The following table contains a brief description of the polyethylene resins produced by Politeno, as well as a listing of the plants where they are produced:

Product	Description	Plant
LDPE	General use or contractile plastic films with high mechanical resistance and good processing capability, with application in industrial bagging and high resistance contractile films.	LDPE/EVA Plant
LLDPE	Films with excellent mechanical properties for general use, industrial bagging, automatic packaging of solids and liquids and lamination.	LLDPE/HDPE Plant
HDPE	Product with high resistance to impact, good rigidity and processing capability, with application in injection molding of goods, such as boxes, buckets, cellarets, garbage cans, ice cream pots and safety helmets.	LLDPE/HDPE Plant
EVA	Product that offers resistance to breakage, flexibility and resistance to fatigue, with applications in the footwear, toys and furniture industries.	LDPE/EVA Plant

Overlaps occur in the applications of these resins, which, with certain changes and extensions in different grades, can be substituted for each other in certain manufacturing processes of final products. For example, LLDPE has a high degree of application overlap with LDPE, and tends to progressively replace it.

The specifications of the products are very rigorous to meet the quality requirements of the customers. The resins produced by Politeno compose six families (one family corresponds to a set of resins with some similar characteristics, such as film, blowing, injection, roto-molding, etc.), with a total of 56 different products. Many of the products are made-to-order for a specific customer, given the specific characteristics of the equipment that will process them and the final application.

The following table sets forth Politeno's polyethylene production, the total Brazilian production of this product, and Politeno's share of this market in the nine-month ended on September 30, 2003 and September 30, 2004 and in the fiscal year ended on December 31, 2002 and 2003:

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
Politeno polyethylene production (in tons)	239.7	242.6	327.9	307.8
Brazilian production of polyethylene (in tons)[1]	1,464.1	1,399.4	1,894.3	1,773.1
% of Politeno polyethylene production in relation to the Brazilian production of polyethylene	16.4	17.3	17.3	17.4

Source: ABIQUIM and Internal Reports.

According to ABIQUIM, in 2003 Politeno was the third largest Brazilian producer of polyethylene, producing 327.9 thousand tons.

Raw materials

The main raw material employed in the production of Politeno polyethylenes is ethylene, supplied by Braskem. Politeno's formalized contracts cover approximately 89.3% of its ethylene requirements, and Braskem has historically supplied to Politeno an additional quantity of ethylene, corresponding to approximately 10.7% of its needs for this raw material. In addition to ethylene, Politeno uses other petrochemical products and materials.

Ethylene

The costs of ethylene, which are the most significant direct costs associated with Politeno's production, represented approximately 72.4% of Politeno's total cost of sales in 2003, as compared to 70.3% in 2002. In 2003, all of this raw material consumed by Politeno was supplied by Braskem. Politeno and Braskem are very interdependent in relation to the supply of ethylene, since, on one hand, Politeno is Braskem's main customer in the Northeastern part of Brazil, with approximately a 30.0% share, and, on the other hand, the cost of storing ethylene is significant and the transportation of ethylene is not economically feasible. On December 31, 2003, Braskem had an annual ethylene production capacity of 1,280.0 thousand tons.

The price of ethylene established by Braskem is based on a margin sharing system. The margin to be shared is calculated in relation to Politeno's products based on the market price of Politeno's polyethylene resins and the price of naphtha acquired by Braskem.

The long-term supply contracts of Politeno with Braskem, entered into on January 10, 1989 and December 13, 1991, presented initial terms of ten to thirteen years, each of these contracts having been automatically renewed for five years and being again extendable for an equal term. The contracts also set forth minimum and maximum quantities to be purchased and monthly deliveries.

The following table sets forth the average prices per ton for ethylene in the international market in the nine-month periods ended on September 30, 2003 and September 30, 2004 and in the fiscal year ended on December 31, 2002 and 2003:

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(US$ per ton)		(US$ per ton)	
Ethylene	US$ 745	US$ 592	US$ 596	US$ 491

Source: CMAI, West Europe—Market Delivered Contract

Other inputs

In addition to the indirect costs, such as labor and maintenance, other costs of Politeno associated with the production of polyethylene include the purchase of chemical catalysts, solvents and utilities, such as electricity, water, steam and nitrogen.

Politeno's facility employs catalysts that are acquired in the free market. Politeno acquires electrical energy from third parties, including Braskem, according to long-term electricity purchase and sale contracts. Braskem also supplies steam and water to Politeno.

We believe that Politeno has access to alternative sources suitable and sufficient for each of these other inputs.

Commercial performance

Politeno sells polythylene mainly in the domestic market, also serving, on a smaller scale, the external market. The markets served by Politeno are large and very competitive. Politeno has maintained its market share against competition, while at the same time opening new markets and concentrating its efforts on the added value segment of the polyethylene market. Although prices are important in the markets in which Politeno operates, customers with higher requirement levels tend to prefer value and quality in their end products. This occurs in all the segments, from the plastic packaging segment to the most sophisticated segments, such as, for instance, making of technical articles.

Politeno's customers buy different polyethylene resins, depending upon the industrial process they employ and the physical characteristics desired in the end products they manufacture. Politeno's sales are not concentrated in any specific customer, whether in the domestic market or in the external market. None of Politeno's customers were responsible for more than 10% of its domestic or international sales of polyethylene products in 2003.

Politeno is acknowledged in the market both for the differentiation of its products and for the after-sales services rendered, which encompass technical assistance and development of new products and applications according to the needs of the market. Exports represented 8.9% of Politeno's gross operating revenue in 2003, and 6.3% in 2002.

Sales prices and conditions

Politeno determines the prices of its polyethylene products using several market factors as references, among which are the prices in the domestic market and the cost of importing these products. Politeno's customers can make cash on delivery payment or they can choose term sales, which require full payment within 7 to 45 days from the billing.

Polyethylene export prices are based on prices practiced in the international market, and sales are generally made with letters of credit or by means of direct bank collection.

Total polyethylene sales

The following table indicates the volumes of total sales for Politeno's domestic and external markets, for the periods indicated:

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(in thousands of tons)			
Volume of sales to customers:				
Domestic market	222.6	213.3	294.1	301.1
Exports	27.0	33.6	44.6	30.0
Total	249.6	246.9	338.7	331.1

For information about the Politeno's net operating revenue and other items in its financial statements, see "*Operating and Financial Review and Prospects—Results of Operations—Income statements of our jointly controlled companies—Politeno.*"

Main applications

The following table contains information about the main applications for which Politeno products are used:

Application	Description
Extrusion of tubes and films	Numerous continuous articles can be obtained by this process, including tubes and films.
Injection	Injection molding involves melting the material, together with the addition of colorants or additives, and forcing it under pressure into a mold. This mold is cooled, the material solidifies, and the final article is extracted. This method is used to make many types of articles, such as for instance, pots, caps, plastic furniture, electric home appliance bodies, home appliances and automotive parts.
Blowing	Blow-molding is used for the production of flasks, bottles vehicle containers, etc. A tube of melted material is blown into a mold, and takes the shape of the cavity. When it is cooled, the mold is opened and the article extracted.
Roto-molding	A process in which ground polyethylene in the form of powder, and normally with pigments, is placed in an open mold. The mold is then closed and taken by movable arms into a heated oven. In this oven, the mold spins so that the material takes its shape. Example: water tank.
Hot melt	A process for production of EVA base adhesive, in which the finished product is heated and applied to the closing of cardboard boxes, hot glues.

Transportation

Politeno's industrial units are located next to the Camaçari petrochemical complex, its supplier of ethylene. The cost of transporting large quantities of ethylene would make the operation of a facility that was not close to a petrochemical complex unfeasible.

The relative distance existing between Politeno's units and the main consumer market of polyethylenes, located in the Southeast region of Brazil, generates transportation cost. These costs do not significantly impact Politeno's operations, considering that these are based on a strategy of development and commercialization of specific products for market niches.

Commercialization and distribution
Politeno sells its products mainly in the domestic market. In 2003, 91.1% of Politeno's gross operating revenue resulted from sales made in the domestic market.

Through its sales team, Politeno focuses on the development of closer and long-term relationships with its customers, aiming at serving their specific needs and requests, and defining new potential applications for its products. Politeno generally attempts to concentrate its sales efforts on the final consumer of its products, offering constant technical and operating support. With the use of these measures, Politeno aims at having its products meet the specifications demanded by its customers.

Politeno ships 89.0% of its products directly from Camaçari to its customers, the remainder being distributed through the distribution centers in Paulínea, State of São Paulo and Contagem, State of Minas Gerais.

Insurance
We believe that Politeno maintains suitable insurance coverage for its industrial units, regarding commercial and operating risks. Politeno maintains insurance against material damages caused by fire, explosion, other accidents and failures that can occur during its activities and insurance for specific risks, such as coverage of comprehensive general liability of directors and officers, sea and transportation insurance, vehicles insurance and other types of coverage.

The policies of Politeno follow the usual standards of the petrochemical industry and generally contemplate indemnifications resulting from interruption of activities, under the terms of the coverage contracted in each policy.

Politeno aims at implementing preventive and safety measures. Maintaining insurance coverage for its of polyethylene inventories is part of its policy.

Research and development
Politeno's research and development activities, which employ seven process technology specialists and 10 product engineering specialists, in addition to other specialized professionals, are mainly directed towards process engineering, making its production more efficient and causing the development of new products. Additionally, Politeno participates in research and development projects in cooperation with universities, aiming at the possibility of future commercial utilization of new technologies. In their research activities, process technology and product technology specialist work in close collaboration with sales and marketing personnel, forming technology committees. Politeno's research and development facilities are located in Camaçari. Continuous investment in research and development is part of Politeno's policy.

Intellectual Property

Trademarks
Politeno has registered several trademarks related to its products with INPI, including, among the most important, "Evateno," "Lintech" and "Suplex."

Patents
Politeno has registered the patent "Composition of Copolymer of Ethylene/Acetate of Vinil Expandable or Foamable," among others at INPI.

PETROFLEX
Petroflex is a listed company organized in Brazil, with its common and class A preferred shares traded on BOVESPA. Petroflex is the largest Latin American producer and the world's fifth largest producer

of elastomers, widely employed in the industries of tires, recapping bands, shoes, adhesives and sealing products, and others, with industrial facilities in Duque de Caxias, State of Rio de Janeiro, Triunfo, State of Rio Grande do Sul and Cabo, State of Pernambuco. Petroflex offers more than 70 types of elastomers produced with raw materials from oil byproducts. Its products include synthetic ESBR, SSBR and BR rubbers, thermoplastic TR rubber, synthetic latex, PBLH and nitrilic NBR rubbers. Petroflex's annual production capacity of elastomers is of 411.0 thousand tons. In addition to the strong presence in the Brazilian market, in which it holds 77.0% of market share, its products are also exported to more than 70 countries, in the five continents, such exports accounting for about 30.0% of the company's net operating revenues.

Petroflex has obtained a significant quality improvement for its products, a substantial reduction of its fixed production costs and minimization of its environmental liability and indebtedness since its privatization in 1992. These measures enabled Petroflex to restructure its operations and reformulate its positioning in the market.

In 2002, continuing with such repositioning, Petroflex defined its strategic plan for the period from 2003 to 2007, through which it aims at increasing its share in segments of special and performance products, with higher added value, and intensifying its activity in the international market. In line with this planning, Petroflex opened in 2003 commercial offices in Holland and Hong Kong, and has recently opened a commercial office in the U.S.

According to our strategy of conducting our business in accordance with the highest environmental standards, Petroflex aims at utilizing production techniques that are less aggressive to the environment and ensure a high level of efficiency and productivity.

Industrial complex
The industrial complex of Petroflex is formed by three facilities, located in the municipalities of Duque de Caxias, State of Rio de Janeiro, Triunfo, State of Rio Grande do Sul and Cabo, State of Pernambuco, totaling a production capacity of 411.0 thousand tons. In these facilities, product manufacture follows rigid internationally established operating controls and quality standards, and the three plants are certified with the ISO 9000, ISO 14001 and OHSAS 18001 standards.

The chart below shows the current installed capacities of the elastomer facilities of Petroflex:

Units	Installed capacity (thousand tons/year)
Duque de Caxias	210.0
Triunfo	76.0
Cabo	125.0
Total	411.0

Duque de Caxias industrial facility, Rio de Janeiro
Inaugurated in 1962, the Duque de Caxias facility is Petroflex's largest plant, with a production capacity of 196.0 thousand tons per year of ESBR, 10.0 thousand tons per year of latex and 4.0 thousand tons per year of PBLH. This company employs 618 people directly and indirectly. The central administration of Petroflex is located in Duque de Caxias.

Triunfo industrial facility, Rio Grande do Sul
Inaugurated in 1985, the Triunfo facility is the newest and has the most modern equipment. With 160 employees, it produces 76.0 thousand tons per year of 16 types of rubber. The Triunfo facility is

the only one to produce NBR rubber, used to make engine hoses and powder rubber, widely used in the footwear industry.

Cabo industrial facility, Pernambuco
The Cabo facility is a multipurpose facility, with capacity to produce 125.0 thousand tons per year of 28 types of rubber. This facility employs 305 people. It is the only facility in Latin America that produces BR-alto cis, a synthetic rubber used to produce the green tire (ecological tire).

Expansion projects
In line with its strategic planning, Petroflex intends to invest in re-adaptating its product mix to market requirements as well as to increase its production. Petroflex intends to expand its facility in Cabo from 125.0 thousand tons to 144.0 thousand tons of elastomers, which investment depends on the additional availability of raw material. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investment—Petroflex."

The SBR production process
The raw materials styrene and butadiene are sent to the reaction system, composed by reactors in series in which, with the addition of other auxiliary products, the production process of the rubber occurs. The effluent of the reaction system is sent for the recovery system of the raw materials, in which the non-reacted styrene and butadiene are separated from the product and returned to the process, for reutilization. The product, already free from the non reacted raw materials, goes to the finishing area (coagulation and drying), where at the end the dry rubber is pressed in bales of 35 kilos and packaged for shipment to customers.

Monitoring of the production process
Petroflex monitors its production through a computerized system that controls each production stage of the process. The programming and the production control of elastomers are accomplished with the close coordination of the production, sales and marketing areas. Thus, Petroflex is able to plan, optimize and adapt different product lines, as well as advance and respond with flexibility to the seasonal variations and preferences of the consumers.

Shifts
Petroflex facilities operate in five shifts of eight hours each, around-the-clock, year round, except for scheduled maintenance downtime periods. Petroflex maintains an inventory of certain spare parts that are considered critical due to their function in the production process or due to the difficulty to find replacements. Petroflex also develops a close relationship with its suppliers, in order to assure access to spare parts.

Maintenance downtimes and designed to meet the safety requirements and enhance operating reliability of the units, according to the scope and frequency required by the Safety Regulatory Rule of the Ministry of Labor. Downtimes can encompass entire plants or separate production facilities. The SBR plant in Duque de Caxias adopts general downtimes every four years. The downtime periods in separate systems vary depending on the type of the equipment. For example, downtimes of boilers occur every 24 months, rubber's finishing lines every 36 months and turbo-generators of electrical power every five years.

Products and applications
Synthetic elastomers can be classified in three classes of products: basic, performance and special. Basic products—(for example SBR and BR)—are sold in large volumes, are subject to intense competition and its sales have low dependence on technical support. Performance elastomers, thermoplastic rubber

(TR) have intermediate characteristics, but, generally, their sales need a high degree of technical support. Special products (for example, PBLH) are produced by few companies in the world, and sold in small quantities, their sales being highly dependent on technical support.

The following chart presents a brief description of the main types of Petroflex synthetic rubber, their applications, as well as a list of the facilities where they are produced:

Product	Description	Facility
ESBR Synthetic Rubber	Styrene-butadiene rubber via emulsion process, produced for the manufacturing of Tires, retreading bands, footwear, hoses, belts, molded mangled, or extruded technical parts, medical-hospital items, parts for the automotive industry, base for chewing gum.	Duque de Caxias and Triunfo
SSBR Synthetic Rubber	Styrene-butadiene rubber via solution process used in the manufacturing of tires, wheel and retreading bands, mangled, extruded or molded technical parts, belts and flutes, footwear soles and adhesives.	Cabo
BR Synthetic Rubber	Polybutadiene rubber with application in tires, retreading bands, footwear, belts, molded mangled or extruded technical parts, parts for the automotive industry, etc.	Cabo
TR Synthetic Rubber	Thermoplastic rubbers that, in function of its structure, can be processed like plastics, maintaining the characteristics of the rubber in the final items, widely used in the footwear industry, in the manufacturing of technical parts and modification of asphalt (impermeabilization, blankets and paving) and as plastic and adhesive modifier.	Cabo
PBLH	Hydroxyl liquid polybutadiene, that enables the production of resins and vulcanization, used in the obtainment of polyuretanic formulations used in adhesives, foams, waterproofing materials and revetments, among others.	Duque de Caxias

Currently, Petroflex is the only Brazilian producer of ESBR, SSBR and BR. In 2003, Petroflex produced 232.4 thousand tons of ESBR, 13.6 thousand tons of SSBR and 69.3 thousand tons of BR.

Raw materials

The main raw materials used in the production of the elastomers of Petroflex are butadiene, styrene and acrylonitrile. In addition to butadiene and styrene, Petroflex utilizes other chemical products and materials.

In view of the high prices of naphtha in 2003, the prices of butadiene and styrene increased respectively 52.0% and 32.0% in the international market. However, the recovery of rubber prices in reais, as result of the increases in international prices and the devaluation of the real in relation to the U.S. dollar, made it possible to pass a substantial portion of these cost increases through to customers.

Butadiene

Butadiene is a scarce raw material in the world. Brazil, however, is one of a few countries in which there is still a surplus of this product. Petroflex consumes about 75.0% of the butadiene produced in Brazil.

Butadiene acquisition cost, which is the most significant direct cost associated with the production of elastomers by Petroflex, corresponded to approximately 48.9% of Petroflex's total cost of sales in

2003, as compared to 42.8% in 2002. In 2003, Braskem supplied approximately 63.8% of this raw material, Copesul 20.6% and PQU 12.7%, the remaining percentage having been supplied by means of imports. Storage and transportation costs of this product are significant and Petrobras owns the infrastructure existing in Brazil to transport butadiene. The supply of butadiene to the Triunfo unit is made from Copesul through pipelines. In Caxias, butadiene proceeding from Braskem is received by ships and from PQU by trucks. As to Petroflex's unit in Cabo, butadiene is transported by ships, from Braskem to the SUAPE port and from there through pipelines. On December 31, 2003, Braskem had an annual production capacity of butadiene of 180.0 thousand tons, PQU of 80.0 thousand tons and Copesul of 105.0 thousand tons.

The price of butadiene is based on the price of the spot contract in the United States Gulf market.

Currently, butadiene supply contracts are under negotiation, but historically Petroflex has never faced supply difficulties or shortages. There is no other butadiene consumer as representative as Petroflex in Brazil, which reinforces the importance of this customer to suppliers.

The following table presents the average prices per ton of butadiene in the international market in the nine-month periods ended on September 30, 2003 and September 30, 2004 and in the fiscal years ended on December 31 of 2002 and 2003:

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(US$ per ton)		(US$ per ton)	
Butadiene	US$ 679	US$ 663	US$ 655	US$ 480

Source: Internal Reports

Base: United States Gulf—FOB

Styrene

Styrene acquisition costs, which are also significant direct costs associated with the production of elastomers by Petroflex, corresponded to approximately 14.3% of Petroflex's total cost of sales in 2003, as compared to 15.7% in 2002. In 2003, Dow Química supplied approximately 63.1% of this raw material, Innova 25.1% and the rest was imported. On December 31, 2003, Innova had an annual styrene production capacity of 250.0 thousand tons, Dow Química of 160.0 thousand tons and Basf Aktiengesellschaft of 120.0 thousand tons. Innova's industrial unit is located in the petrochemical complex of Triunfo, very close to Petroflex's unit located in that complex, making styrene supply logistics easier. The Duque de Caxias and Cabo units are mainly supplied by Dow Química, with complementary supply by Basf, depending on the behavior of the styrene market. The styrene for the to Duque de Caxias facility is transported in ships from Bahia and, in Rio de Janeiro, is transferred to barges, which take it to Duque de Caxias. In Cabo the styrene consumption is very reduced.

The price of styrene is based on the price of the spot contract in the United States Gulf market. As there is excessive offer of this product in the worldwide market, Petroflex opted not to formalize a supply contract with Innova.

The following table sets forth the average prices per ton of styrene in the international market in the nine-month periods ended on September 30, 2003 and September 30, 2004 and in the fiscal years ended on December 31 of 2002 and 2003:

	Nine-month period ended on September 30,		CorpoFiscal year ended on December 31,	
	2004	2003	2003	2002
	(US$ per ton)		(US$ per ton)	
Styrene	US$ 1,342	US$ 987	US$ 1,000	US$ 756

Source: Internal Reports

Base: United States Gulf—FOB

Other inputs and materials
Apart from butadiene and styrene, packaging and appliances represent approximately 11% of variable costs. In its units of Cabo and Duque de Caxias, Petroflex produces all appliances it consumes. Other chemical products utilized in the production of elastomers do not represent, individually, more than 2% of Petroflex's cost of sales.

Commercial performance

Petroflex sells elastomers mainly in the domestic market, but also serves the external market. The markets in which Petroflex operates vary in size and competitiveness according to the type of product. Petroflex has maintained its market share while, at the same time, it has opened new markets and concentrated its efforts to increase its participation in segments of greater added value. Prices practiced by Petroflex are aligned with prices in the markets in which the company operates. In the domestic market, Petroflex tries to keep a price leadership. Scale of production associated with logistics infrastructure and quality and diversity in its product grid give significant competitiveness to the company.

Petroflex's customers acquire different types of elastomers, depending on the industrial process they have and the physical characteristics desired in the end-products they manufacture. Approximately 56% of Petroflex's sales are destined to the production of pneumatics. The largest customer of Petroflex represents about 15% of Petroflex's total sales revenue with elastomers. None of Petroflex's customers were responsible for more than 20% of its domestic or international sales of in 2003. In 2003, the 10 largest customers were responsible for approximately 60% of Petroflex's revenue.

Petroflex positions itself in the international market as a worldwide producer and supplier of synthetic rubbers. For this reason, it tries not to allow changes in domestic demand to affect its volume of exports. Exports represented 32% of the net operating revenue of Petroflex in 2003, 29% in 2002. Petroflex's main export markets for elastomers are other countries in South America, particularly those signatories to the Mercosur treaty. In addition, Petroflex exports to Europe, Asia and the United States. Petroflex opened commercial offices in Europe, Asia and in the United States to expand its sales of performance products and special products. It plans to maximize market coverage by means of regular sales to distributors and local agents that have knowledge of the market in which they operate.

In 2003, South American countries corresponded to 34% of Petroflex's exports, Asia and Oceania to 30%, North America to 16% and Europe to 12%.

In order to improve its performance, Petroflex intends to change its product mix, currently concentrated in basic items (with large volumes and low prices). The goal is to increase sales of

performance and special products, which have greater added value. The greater participation of these products will cause rearrangements in Petroflex's Industrial Compound.

Sales prices and conditions

Petroflex determines its prices using several market prices as references, especially prices in the markets in which it operates and the levels of offer and demand of elastomers, with a view to maintaining its leadership in the domestic market. Petroflex's customers can pay cash on delivery or can opt for term sales, which requires full payment within 30 to 90 days as of delivery.

Petroflex's exports are executed mainly through Petroflex Trading, headquartered in Uruguay.

Total sales of elastomers

The following table sets forth the total volumes sold by Petroflex in both external and domestic markets in the periods indicated:

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
	2004	2003	2003	2002
	(in thousand tons)			
Sales volumes for customers:				
Domestic market	189.3	165.5	224.4	225.1
Exports	78.6	87.4	118.0	98.3
Total	267.9	253.0	342.5	323.5

ESBR and SSBR synthetic rubbers

In 2003, Petroflex sold 249.7 thousand tons of ESBR and SSBR Synthetic Rubbers. From these, 93.0 thousand tons were exported, and 156.7 thousand tons were sold in the domestic market. The following tables set forth the domestic sales and exports of these products by Petroflex, as well as information relative to its participations in such markets, for the indicated periods.

	Nine-month period ended on September 30,		Fiscal year ended on December 31,	
Total Sales of ESBR and SSBR Synthetic Rubber	2004	2003	2003	2002
	(in tons, except for percentages)			
Our sales:				
Domestic sales	140.5	15.5	156.7	152.0
Exports	56.9	68.9	93.0	77.8
Total sales	197.4	184.4	249.7	229.8
Brazilian market total:				
Domestic sales	140.5	115.5	156.7	152.0
Exports	56.9	68.9	93.0	77.8
Total sales	197.4	184.4	249.7	229.8
Our participation in the Brazilian market:				
% in relation to the domestic sales	100%	100%	100%	100%
% in relation to the exports	100%	100%	100%	100%
% in relation to the total sales	100%	100%	100%	100%

Source: ABIQUIM and Internal Reports

BR synthetic rubber
In 2003, Petroflex sold 68.5 thousand tons of BR Synthetic Rubber, of which 13.1 thousand tons were exported and 55.3 thousand tons were sold in the domestic market. The following table sets forth both domestic sales and export of these products by Petroflex, as well as information relative to its participations in such markets, for the indicated periods.

Total Sales of BR Synthetic Rubber	Nine-month period ended on September 30, 2004	2003	Fiscal year ended on December 31, 2003	2002
	(in tons, except for percentages)			
Our sales:				
Domestic sales	36.8	41.0	55.3	59.6
Exports	10.0	9.9	13.1	7.2
Total Sales	46.8	50.9	68.5	66.8
Brazilian market total:				
Domestic sales	368	41.0	55.3	59.6
Exports	10.0	9.9	13.1	7.2
Total sales	46.8	50.9	68.5	66.8
Our participation in the Brazilian market:				
% in relation to the domestic sales	100%	100%	100%	100%
% in relation to the exports	100%	100%	100%	100%
% in relation to the total sales	100%	100%	100%	100%

Source: ABIQUIM and Internal Reports

2003-2007 strategic plan
Petroflex's positioning in the next years will follow the guidelines of its 2003-2007 strategic plan, which is based on three corporate projects that follow guidelines provided by its shareholders, including us:

- Translation and Creation of Value;
- Differentiated Operation in the Internal and External Markets; and
- Operating Excellence.

The implementation of these projects aims at enhancing the performance of Petroflex, rearranging its product mix and migrating from basic items of low added value to performance and special products, of greater added value. For information about the investments that Petroflex is making in its industrial compound, see "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investments—Petroflex."

Transportation
Petroflex's industrial units are generally located close to the respective sources of raw material. With respect to transportation cost in connection with its exported production, the proximity of Petroflex's plants to ports assures its competitiveness.

Marketing and distribution
Petroflex sells its products in the domestic and international markets. In 2003, 30% of Petroflex's net operating revenue came from sales abroad. Petroflex's commercial structure is organized by market

segments. Altogether there are seven business centers, each serving one or more market segments: tires and bands, footwear, autoparts, modification of asphalt, technical artifacts, modification of plastics, footwear and adhesives, sealing products and foods. For each business center, there is a technical assistant for customer support. This structure serves both customers in domestic and external markets.

Petroflex has divided the international market in four regions —South American Southern Cone, North America, Europe and Asia—in order to facilitate the access to customers and distribution. Each of these regions has a designated coordinator and a network of agents.

By means of its sales team, Petroflex focuses on the development of closer and long-term relationships with its customers, aiming at serving their specific needs and requests and defining new potential applications for its products. Petroflex attempts to concentrate its sales efforts on the final consumer of its products, offering constant technical and operating support to its customers according to their needs.

Among the distribution centers currently utilized by Petroflex in Brazil are the distribution centers of Unipar-União das Indústrias Petroquímicas S.A. ("Unipar"), one of Petroflex's shareholders, and SPP Nemo, a company of the Suzano Group.

Insurances

We believe that Petroflex has adequate insurance coverage for its plants, with respect to environmental and operational risks. Petroflex is insured against material damages caused by fire, explosion, other specific accidents and failures that may occur in the performance of its activities and insurances for specific risks, such as coverage for civil liability of directors and officers, sea and freight insurance, car insurance and other types of coverage.

The policies of Petroflex follow the usual standards of the petrochemical industry and generally contemplate indemnifications resulting from interruption of activities, under the terms of the coverage contracted in each policy. In line with the industry practice, these policies also offer indemnifications for certain environmental damages that may be caused by Petroflex or by its outsourced transportation companies, which are subject to certain limits per claim.

Petroflex aims at implementing preventive and safety measures, such as installing fire control towers and equipment and training its fire brigade. Maintaining insurance coverage for its inventories of raw material and finished product in its warehouses is part of its policy.

Research and development

Historically, the volume of resources that Petroflex invests in research and development has been relatively low, given the high degree of maturity of its industry. However, with the implementation of its strategic plan and the rearrangement of its production facilities, Petroflex is likely to increase its investment in research and development.

Intellectual property

Trademarks

Petroflex has registered and has deposited requests for the registration of several trademarks related to its products in several countries. More specifically, in Brazil, Petroflex has registered and has deposited requests for registration of several trademarks with INPI, including, among the most relevant, the trademark "Petroflex," "Coperflex," "Petrolatex" and "Liquiflex."

Patents

Petroflex has registered the patent "Composition of synthetic additive rubber or natural rubber, process for the preparation of elastomeric compositions, process for the preparation of liquid polymer emulsions and elastomeric articles" among others, with the INPI.

RIO POLÍMEROS

In line with our business strategies, we are investing in the Rio Polímeros project, which includes the implementation, in the Municipality of Duque de Caxias, in the State of Rio de Janeiro, of the Rio de Janeiro Gas-Chemical Production Complex, the first Brazilian petrochemical complex that will use natural gas fractions as petrochemical raw-material to manufacture ethylene and polyethylene. Rio Polímeros, with start up projected for the second quarter of 2005, will be an important contribution to the development of the State of Rio de Janeiro.

Investment

Rio Polímeros is the result of a joint venture between us, Unipar, Petrobras (through Petroquisa) and BNDES Participações S.A.—BNDESPAR ("BNDESPAR"), and represents an investment of approximately US$ 1.08 billion.

The project will be financed with available cash and third party financing as follows:

	US$ million
Buildings, plants and facilities	US$ 728.3
Financial and Implementation expenses	179.3
Other investments not subject to depreciation/amortization(1)(2)	145.6
Investment in the project	1,053.2
Investment in the water supply(3)	25.3
Total investment	1,078.5

(1) Includes items such as contingencies and working capital.
(2) The average period of depreciation/amortization is 10 years.
(3) The pipes for the water supply will be owned by Petrobras, which will render water supply services to Riopol.

Production and technology

The Rio Polímeros project benefits from the use of modern technology to manufacture thermoplastic resins in world scale. Under final construction phase, it includes the implementation of a fully integrated industrial complex, formed by two industrial units, which will operate with fractions of natural gas supplied by Petrobras.

The graph below shows the main processes involved in the production at the Rio de Janeiro Gas-Chemical Production Complex.

Project Configuration


Petrobras
Riopol Project
Campos Basin
Natural Gas
Cabiunas
NGPU
Ethane + Propane
Methane
REDUC Refinery
SEPARATION
Ethane
Propane
Duque de Caxias (RJ)
ABBLummus Technology
Unipol Process UnivationTechnology
Pyrolisis
Polimerization
Ethylene (520 kty)
Propylene(75 kty)
Hydrogen(10 kty)
Py Gasoline(37 kty)
Polyethylene (540 kty)

After being extracted at the Campos Basin, the natural gas will be transferred to the NGPUs to be stripped into two fractions, one gaseous and another liquid, being called liquid natural gas . This liquid will be stripped in order to obtain a mix of ethane and propane, among other gases. These gases will flow through pipelines until they reach the Petrobras refinery in Duque de Caxias, where they will be separated and further redirected to the Pyrolysis Unit of Rio Polímeros. At this unit, the ethane and propane will be transformed—by means of chemical processes—in ethylene and propylene, and in other co-products, like the hydrogen and pyrolysis gasoline.

With the end of the cracking stage, the ethylene will be sent to the Polymerization Unit, which is integrated with the Pyrolysis Unit. The propylene will be sold to Polibrasil, and the hydrogen and the pyrolysis gasoline will be sold to Petrobras. In the Polymerization unit, the ethylene will pass through chemical reactors to be transformed into polyethylene, concluding the intermediates/resins producing stage.

Rio Polímeros' Pyrolysis Unit has an annual production capacity of 520.0 thousand tons of ethylene and 75.0 thousand tons of propylene. Additionally, this unit has an annual production capacity of 5.0 thousand tons of hydrogen and 33.0 thousand tons of pyrolysis gasoline.

The Polymerization unit, on the other hand, has two independent production lines with an annual capacity of 270.0 thousand tons of polyethylenes each, for a total annual capacity of 540.0 thousand tons of polyethylene. This unit is of the swing type, capable of producing LLDPE and HDPE. This flexibility allows for adapting the product mix to the needs of the market. The units of Rio Polímeros are scheduled to stop for maintenance every five years, an estimated investment of US$ 15 million per stop.

With its beginning of operations, Rio Polímeros will increase Brazil's total installed production capacity of polyethylene by approximately 20.0%, placing itself among the world's most important producers of ethylene and polyethylene.

The graph bellows presents a general notion of the positions that we anticipate Rio Polímeros will occupy among the most important domestic producers of ethylene and polyethylene, in terms of annual production capacity.

Production Capacity of Main Brazilian Producers


Thousand tons/year
Braskem
Riopol *
Ipiranga
Politeno
Others
Polyethylene
860
540
485
360
604
Braskem
Copesul
Riopol *
PQU
Ethylene
1340
1135
520
500
0
600
1200
1800
2400
3000
3600
*Start up 2nd quarter 2005

Distinguishing Features

The Rio Polímeros project is one of the most significant petrochemical projects under construction in Latin America. Some of its distinguishing features are the following:

Pioneering in the Use of Natural Gas

The Rio Polímeros project is a pioneer in Brazil, for it is the first petrochemical complex based on natural gas. This production model is an important alternative to the traditional model of the national petrochemical industry, based on naphtha. The use of natural gas fractions offers important advantages to Rio Polímeros. Among the most significant, we can mention:

- cost efficiency and competitiveness: the production model based on natural gas tends to present a more advantageous cost structure than the model based on naphtha with respect to the production of ethylene, requiring less expenditures per ton produced, and enabling larger scale and competitiveness for the products;
- smaller environmental impact: the strong suitability of natural gas fractions for the production of ethylene allow for the processing of a smaller number of chemical products, most of which being less pollutant than those of naphtha byproducts, contributing to the reduction of emission of gasses and liquids to the environment;
- availability: the Campos Basin has the largest reserves of natural gas in the country, and its interconnection with the Rio de Janeiro Gas-Chemical Production Complex, through Petrobras' facilities, will allow, beginning in 2005, for a significant increase in the national production of petrochemicals.

Total Integration between Cracking Facility and Intermediates/Resins Units
Rio Polímeros will be the first Brazilian producer to unite, in a totally integrated manner, cracking and production of resins, resulting in savings in its production process and improving the competitiveness of its products.

Modern Technology
The project features modern petrochemical production technologies. The technology to produce polyethylene was leased from Univation and is widely used and approved. The production of ethylene will be based on a technology developed by ABB Lummus.

Strategic location
The Rio de Janeiro Gas-Chemical Production Complex is located in the Southeast region of Brazil, where the sources of its raw materials and more than 60.0% of the petrochemical consumer market are also located. These factors confer to Rio Polímeros' industrial complex important competitive advantages. With the largest production capacity of polyethylene in the region, Rio Polímeros hopes to serve the consumer market with greater agility and lower transportation costs.

Long-term contracts for the supply of raw material and sales
In line with its business strategies, Rio Polímeros has signed, prior to the start-up of its industrial activities, certain contracts related to the supply of raw materials and the commercialization of part of its future production, including with purchasers located offshore.

A raw material supply contract was signed with Petrobras, pursuant to which Petrobras will guarantee to Rio Polímeros, for a term of 15 years, the supply of natural gas fractions in the volumes specified in the agreement, for prices correlated to the price of ethane and propane according to the Mont Belvieu's US reference.

Rio Polímeros has signed long-term export contracts with an offshore trader, agreeing to the sale of a total of approximately 1,200.0 thousand tons of polyethylene during a period of 10 years, with 150.0 thousand tons per year in the first four years and 100.0 thousand tons in each of the following 6 years. These amounts are equivalent to around 30.0% of Rio Polímeros' total estimated production volume in the next 10 years, and correspond to the portion of its production which is scheduled to be exported during this period.

Additionally, Rio Polímeros has signed with Polibrasil a long-term contract for the supply of around 75.0 thousand tons per year of propylene, during a period of 15 years. The total annual volume contracted corresponds to Rio Polímeros' total annual production capacity of propylene.

The hydrogen and gasoline resulting from the pyrolysis process were the object of a long-term sales contract signed with Petrobras, with a duration of 15 years.

Pre-marketing
Since March 2003, in order to initiate a successful entry in the market, Rio Polímeros has been selling polyethylene that will be part of its product portfolio when it is operational. Rio Polímeros has been acquiring these polyethylenes from other companies in the sector, re-selling them in the domestic market, according to a practice known as pre-marketing.

This strategy pursues different objectives, including dissemination of the "Riopol" brand in the petrochemical market, training of personnel and advancing the process of gaining customer loyalty.

As of September 2004, Rio Polímeros had sold approximately 50.0 thousand tons of polyethylene, reaching approximately 170 customers. The pre-marketing procedure should be concluded in the

second quarter of 2005, when the company expects to have reached more than 300 customers and sold around 80.0 thousand tons.

Financing

With a required investment of approximately US$ 1.08 billion, the Rio Polimeros project is being financed in part by its shareholders and in part by third parties. In conjunction with the other Rio Polímeros' shareholders, we have committed to contribute an amount of up to US$ 430 million, to be shared among the shareholders on a pro rata basis, according to each shareholder's equity interest in Rio Polímeros. The remaining US$ 650 million was financed through credit lines with the BNDES, US Ex-Im Bank and a syndicate of international commercial banks insured by SACE. Until September 30, 2004 an aggregate amount of US$ 829.2 million had been invested in the project, out of which: (a) US$ 347.6 million represented the investment by the shareholders of Rio Polímeros (including US$ 115.9 million invested by our wholly-owned subsidiary Suzano Química) and (b) US$ 481.6 million represented disbursements made by the financing institutions up to that date. All assets and contractual rights of Rio Polímeros have been pledged in favor of the financing institutions, as collateral to the Rio Polímeros obligations under the relevant credit facility agreements. Pursuant to such credit facility agreements we have certain obligations. See "Transactions with Related Parties—Transactions with Controlled Companies (Including our Jointly Controlled Companies)."

Beginning of operations

As of October 31, 2004, approximately 90% of the project had been completed. On such date, all equipments necessary to start the petrochemical complex activities were already at their final assembly and installation stages.

Once the assembly and installation of such equipments is finalized, the facilities will need to undergo a commissioning period that will prepare them for the start-up. After the start-up, there will be a 3-month period of strict functioning tests. These tests will be conducted by the Construction Consortium with the support of Univation, who assured the high level performance of the respective production facilities. The acceptance of the facilities by Rio Polímeros is conditioned to the achievement, along the test period, of the contractually assured performance levels. The start-up of the Rio Polímeros activities is expected for the second quarter of 2005.

During the implementation of the Rio Polímeros project, the workers retained by the construction consortium and the subcontractors engaged in the construction of the plant went on strikes that lasted a total of 118 days claiming higher salaries and other benefits. We estimate that such strikes will cause a delay in the conclusion of the plant equivalent to the duration period of the strikes.

Costs and operational expenses

Costs and operational expenses incurred by Rio Polímeros will be comprised of sales cost, general and administrative expenses, sales expenses and financial expenses, which are, to various extents, affected

by Brazilian inflation. It is expected that Rio Polímeros' cost of sales will have the following breakdown:

Cost of Sales	Rio Polímeros
Variable costs	70%
Raw materials	55
Others	15
Fixed costs[(1)]	30
Total	100%

(1) Includes depreciation

The cost of raw material is basically composed by the costs of ethane and propane. The following graph contains the historic prices of ethane and propane, *Mont Belview* basis and their correlations with simulations of prices of ethane and propane that Rio Polímeros would have paid if it were operational in the relevant periods:



350
300
250
200
150
100
50
US$ / ton
1.3
1.2
1.1
1
0.9
0.8
0.7
0.6
0.5
Mont Belvieu Ethane
Mont Belvieu Propane
Ethane Ratio (Riopol / Mont Belvieu)
Propane Ratio (Riopol / Mont Belvieu)
1997
1998
1999
2000
2001
2002
9M04

COMPETITION

In Brazil, the antitrust enforcement is under the responsibility of three bodies, namely: (i) the Administrative Body of Economic Protection (*Conselho Administrativo de Defesa Econômica*—CADE), (ii) the Secretary of Economic Law (*Secretaria de Direito Econômico*—SDE), and (iii) the Secretary of Economic Monitoring (*Secretaria de Acompanhamento Econômico* — SEAE), who analyze and homologate operations that may result in an economic concentration.

The SEAE and the SDE analyze the economic and legal implications of certain corporate transactions (such as mergers and acquisitions) in view of the Brazilian antitrust laws. As a part of this analysis

process, the SDE, SEAE, the CADE Attorney General Office and the Federal Attorney General Office issue their respective technical or legal opinions. Their opinions are then, as the case may be, addressed to the CADE members, who have authority to hand down a final decision.

Polibrasil

In general, Polibrasil faces fierce competition from a moderate number of domestic producers in its business segments. As a consequence of the significant tariffs imported products and the transportation costs involved, product importers have historically not represented material competition for Polibrasil. Although the effects on Polibrasil of the growing plastic products recycling market are still uncertain, we do not believe this phenomenon will significantly increase competition for Polibrasil.

Currently, the main competitors of Polibrasil are Braskem and Ipiranga, which have an annual production capacity of 550,000 and 150,000 tons, respectively. Polibrasil has an annual polypropylene production capacity of 625,000 tons. The production capacity of Polibrasil has substantially increased with the start-up of the Mauá plant, which had an annual production capacity of 300,000 tons of polypropylene. The polypropylene production capacity of Polibrasil may grow more with the start up of the Rio Polímeros operations. Rio Polímeros contracted the sale of its entire production of propylene (the raw material of the polypropylene), which amounts to around 75,000 tons/year, to Polibrasil.

To a certain extent, Polibrasil also competes with polyethylene producers (especially HDPE).

Politeno

Although there is a significant number of polyethylene producers in Brazil, due to its development and marketing strategies, Politeno has faced relatively moderate competition.

Except for certain products coming from the Dow Chemical plant located in Argentina (which currently are not subject to any import tax), as a consequence of the significant tariffs imported products and the transportation costs involved, product imports have historically not represented material competition for Politeno.

Although the effects on Politeno of the growing plastic products recycling market are still uncertain, we do not believe this phenomenon will significantly increase Politeno's competition.

In the LDPE segment, the main domestic competitors of Politeno are: Braskem, with an annual production capacity of 210,000 tons; Petroquímica Triunfo S.A., with an annual production capacity of 160,000 tons; Dow Chemical, with an annual production capacity of 144,000 tons; and Polietilenos União, with an annual production capacity of 130,000 tons, compared to Politeno's annual production capacity of 150,000 tons.

In the LLDPE and HDPE segments, Politeno competes mainly with: Braskem, its joint controlling shareholder and sole supplier, with an annual capacity of 650,000 tons; and Ipiranga, with an annual production capacity of 550,000 tons, compared to the Politeno's annual production capacity of 210,000 tons. Beginning in the third quarter of 2005, when we expect Rio Polímeros to achieve a production capacity of 540,000 tons of polyethylene per year, Politeno shall start to compete in this segment with it, our other jointly controlled company. Braskem, Ipiranga and Politeno (and, shortly, Rio Polímeros) use swing type plants, which are capable of producing both LLDPE and HDPE, reason why we compare these two segments together. Individually considered, Politeno also competes with Solvay do Brasil S.A. in the HDPE segment, as the latter has a production capacity of 82,000 tons of HDPE per year.

In South America, one of the major competitors of Politeno is Dow Chemical and its Bahía Blanca, Argentina, plant. This is a swing type plant, with an annual production capacity of approximately 600,000 tons of LDPE, LLDPE and HDPE.

To a certain extent, Politeno also competes with polypropylene producers.

Petroflex

In the ESBR, SSBR and BR markets, which represent more than 80% of its sales, Petroflex competes only with Petrobras Energia, in connection with a reduced ESBR production in Argentina. Petroflex's most frequent international competitors are, in general, industries located in the United States, Europe and Asia. In the elastomer market, there are just a few companies operating globally like Petroflex. Korea Kumho and Bayer are among the relevant competitors of Petroflex in the international market.

As to the other elastomers, Nitriflex S.A. (with respect to NBR rubbers) and Kraton Polymers do Brasil S.A. (with respect to TR thermoplastic rubbers) are the main competitors of Petroflex in Brazil.

ENVIRONMENTAL POLICIES

Our commitment is to act in the Brazilian petrochemical production with a minimum production loss and the lowest possible impact on the natural resources and environment. We constantly strive to avoid negative impacts to the environment and, for this purposes, we strictly monitor all stages of our production and fully comply with the Brazilian environmental regulation and the international environmental standards. We execute a social responsibility policy through programs for the development and adaptation of equipments to reduce the environmental impact.

Through Petroflex, our jointly controlled company, we have been sponsoring Petroeco, an environmental educational project for public elementary school students in Cabo, Duque de Caxias and Triunfo, for the last three years. In this project, the students make guided visits to the company's facilities, where they have the opportunity to become familiar with different types of natural environments, conserved and preserved, in addition to the measures adopted by industries to avoid environmental damages. The students are accompanied in these visits by professors and volunteers.

Through Polibrasil, another of our jointly controlled companies, we have implemented a set of environmental improvements, which represented a total cost of more than R$ 1 million. Along the year 2003, we also invested in sewerage treatment, improvements of the rain drainage, new oil separators and improvements in the storage of residues of the Duque de Caxias plant.

Through Politeno, we began instructing teachers of the Teachers' School of Camaçari on how to set environmental agenda at schools. This was the first step of the Environment Culture Foster and Preparation project, the object of which is to prepare agents to act in the public network of schools, with the support of the municipality, SESI (the Industry Social Service) and the Anhangá NGO.

Through the Rio Polímeros Manguezal project, we have provided the seedlings and new planting of the mangroves in the neighboring areas of Baía de Guanabara, totaling 65 thousand seedlings in 13 hectares. This project, which started in 1998 with a planned investment of R$ 1.7 million, has already consumed R$ 1 million.

Furthermore, as an environmental preservation measure, we fully support the recycling of materials.

Due to our strong environmental commitment, we have won several environmental awards, such as:

- "Ecology Award of Environmental Quality"—this award was conceded to Petroflex in 2004 by the National Order of Ecological and Environmental Merit in recognition of the ecological projects developed by Petroflex in Duque de Caxias; and

➤ "1st Prize in the Nationwide Super-Interessante Ecology Award"—this award was by Super-Interessante magazine to Petroflex in 2004, in recognition of its project to recover the border woods of River Pirapama, in Cabo (PE).

Additionally, we are signatories of the Responsible Operation Program, introduced in Brasil by ABIQUIM. This program, which we consistently follow, establishes guidelines in the environmental, safety and occupational health areas. All of our industrial facilities have the "NBR ISO 14001:1996" environmental certificate.

Total investments by our jointly controlled companies in environmental monitoring were of R$ 4.5 million in 2003 and R$ 3.3 million in 2002. The following chart has a breakdown of such investments by jointly controlled company.

Investments in environmental control	Politeno 2003	Politeno 2002	Polibrasil 2003	Polibrasil 2002	Petroflex 2003	Petroflex 2002	Rio Polímeros 2003	Rio Polímeros 2002
				(R$ in thousands)				
Total	R$ 620	R$ 950	R$ 2,837	R$ 822	R$ 326	R$ 743	R$ 682	R$ 806

Brazilian environmental regulation

We and our controlled companies are subject to the Brazilian federal, state and local legislation on discharge and emission of effluents in the environment, the handling and disposal of industrial residues, as well as the legislation in any way related to the protection of the environment.

According to the Brazilian federal and state legislation, we and our controlled companies are required to obtain licenses for our industrial facilities. Our controlled companies have obtained operation licenses for all our plants with the proper environmental agencies, which are in full force and effect. Rio Polímeros should obtain the environmental operation license for its plant in Duque de Caxias as soon as the facilities are completed, before its industrial operations start. We do not anticipate any difficulties in obtaining such license.

In general, environmental licenses have a validity that varies from two to five years and, therefore, must be renewed from time to time. Our operation licenses require, among other measures, the adoption of systematic measures to treat hazardous residual liquids and solid residues. If any of our environmental licenses expires or is not renewed, or if we do not obtain the licenses required in the course of our industrial activities, we will be subject to fines that may reach up to R$ 10.0 million, and the environmental authorities may interrupt, partially or completely, our operations and impose civil and criminal sanctions, or both penalties. See "Risk Factors—Risks related to the operations of our jointly controlled companies and the Brazilian petrochemical industry—We and our jointly controlled companies may be adversely affected by the imposition and enforcement of stricter environmental regulations and standards."

In 1998, the Brazilian government enacted Law no. 9.605, of February 12, 1998, also known as the Law of Environmental Crimes. This law established criminal sanctions to individuals and legal entities causing damage to the environment. Of the sanctions established to legal entities for violations of environmental law, we highlight the following:

➤ fines of up to R$ 50 million;
➤ interruption of operations; and
➤ loss of certain tax benefits and incentives.

Managers and other individuals acting as subordinates of the legal entity are subject, if an environmental crime occurs, to penalties that may reach five years of detention.

We believe our operations comply, in all significant aspects, with the environmental legislation in force.

Environmental indicators

Our operations and production processes use natural resources and produce air emissions, liquid effluents and solid residues that may negatively impact the environment. We use controlling equipment and procedures to control such potential impacts.

EMPLOYEES

Throughout the last three years, we have had a stable staff of around 20 professionals based in our office in Rio de Janeiro.

Our relationship with our employees is subject to the terms and conditions defined in each of the collective bargaining agreements that we have signed with the unions with which our employees are affiliated. The main union of our employees is the Rio de Janeiro Commercial Workers' Association (*Associção de Comerciários do Estado de Rio de Janeiro*). We renegotiate the collective agreements annually and, in general, salary increases are granted annually. We believe that we currently maintain a good relationship with our unions.

We offer our employees a long-term incentive program (phantom shares), created with the goal of leveraging our business and earnings and strengthening the commitment to sustainable results, allowing for financial return and the retention of our principal executives. Our Officers are eligible for, and the program establishes an opportunity for, earnings linked to the value of the share when it is granted plus any increase in value. Shares are granted annually based on goals that must be attained, and exercise may occur three years after granting, up to a maximum period of six years.

According to our legislation and compensation policy, our employees are eligible for the profit-sharing program. We have annual profit and income sharing agreements with its employees. These agreements are generally based on a general earnings goal and on the evaluation of the individual performance of each employee. In 2004, we paid about R$ 1.1 million to its employees, including its executives, as profit and income sharing relative to the fiscal year ended on December 31, 2003.

We approved the implementation of a supplemental defined contribution private pension fund, to be established as of January 2005. Under this fund, the employee will contribute a portion of his salary and the company will also make some level of contribution. The fund will not create liabilities for us and its financial effect originates from ongoing monthly contributions, anticipated for 2005 to be approximately 12.1% of the annual payroll.

We do not have any labor liabilities or contingencies.

Polibrasil

As of September 30, 2004, Polibrasil had a total of approximately 490 employees. According to its human resources policy, Polibrasil strives to attract, develop and retain diverse professionals, and develop leaders who have business vision and teams directed by the search for results and who, in addition, seek not only superior performance, but also socially and environmentally responsible growth.

The majority of the employees of Polibrasil are affiliated with unions representative of its sector. The relationship of Polibrasil with its employees is subject to the terms and conditions defined in each of the collective bargaining agreements that the Company signed with the unions with which its employees are affiliated. The principal unions of its employees are: Union of Chemical Industry Workers of Duque de Caxias *(Sindicato dos Trabalhadores na Industria Química de Duque de Caxias)*; Union of Chemical, Petrochemical and Pharmaceutical, Paint and Varnish, Plastic, Synthetic Resin,

Explosive and Similar Industries of ABCD, Mauá, Ribeirão Pires and Rio Grande da Serra *(Sindicato dos Trabalhadores nas Industrias Químicas, Petroquímicas e Farmacéuticas, Tintas e Vernizes, Plásticas, Resinas Sintéticas, Explosivos e Similares do ABCD, Mauá, Ribeirão Pires e Rio Grande da Serra)*; and Federation of Chemical Workers of São Paulo *(Federação dos Trabalhadores Químicos de São Paulo)*. Polibrasil renegotiates the collective agreements annually and, in general, salary increases are granted annually. We believe that Polibrasil maintains a good relationship with its unions.

According to the legislation and compensation policy of Polibrasil, its employees are eligible for the profit-sharing program. Since 1995, Polibrasil has signed annual profit and income sharing agreements with its employees. These agreements are generally based on a general earnings goal and on the evaluation of the individual performance of each employee. In 2004, Polibrasil paid about R$ 6.36 million to its employees, including its executives, as profit and income sharing relative to the fiscal year ended on December 31, 2003.

Polibrasil sponsors private pension funds for its employees. These funds are managed by Previnor—Associação de Previdência Privada. Previnor receives monthly contributions from sponsoring companies and their beneficiaries, which are calculated based on monthly employee compensation. Polibrasil employees are divided among defined benefit and defined contribution plans. As of September 30, 2004, the private pension funds of Polibrasil were in a state of surplus.

Politeno

As of September 30, 2004, Politeno had a total of approximately 255 employees. According to its human resources policy, Politeno strives to attract, develop and retain diverse professionals, and develop leaders who have business vision and teams directed by the search for results and who, in addition, seek not only superior performance, but also socially and environmentally responsible growth.

For the purpose of further improving its operational efficiency, its productivity and the quality of its products and services, Politeno invests in the professional development of its employees through technical courses, seminars, workshops and specialized training. In 2003, Politeno was included on the list of the "100 Best Companies to Work For," produced by the magazine *Exame*.

The majority of the employees of Politeno are union members. The relationship of Politeno with its employees is subject to the terms and conditions defined in each of the collective bargaining agreements that the Company signed with the unions with which its employees are affiliated. The principal unions of its employees are: Union of Chemical and Petroleum Workers *(Sindicato dos Químicos e Petroleiros)*. Politeno renegotiates the collective bargaining agreements annually with the other companies of the Camaçari petrochemical complex of and, in general, salary increases are granted annually. We believe that Politeno maintains a good relationship with its unions.

According to the legislation and compensation policy of Politeno, its employees are eligible for the profit-sharing program. Since 1996, Politeno has signed annual profit and income sharing agreements with its employees. These agreements are generally based on a set of earnings goals and on the evaluation of the individual performance of each employee. In 2004, Politeno paid about R$ 3.0 million to its employees, including its executives, as profit and income sharing relative to the fiscal year ended on December 31, 2003.

Politeno sponsors private pension funds for its employees. These plans are managed by Previnor, which receives monthly contributions from sponsoring companies and their beneficiaries, which are calculated based on monthly employee compensation. Politeno employees are divided among defined benefit and defined contribution plans. As of September 30, 2004, the private pension funds of Politeno were in a state of surplus.

Petroflex

As of September 30, 2004, Petroflex had a total of approximately 611 employees. According to its human resources policy, Petroflex strives to attract, develop and retain diverse professionals, and develop leaders who have business vision and teams directed by the search for results and who, in addition, seek not only superior performance, but also socially and environmentally responsible growth.

Petroflex also invests in the safety and professional development of its employees sponsoring technical courses, seminars, workshops and specialized training. In 2003, Petroflex was included on the list of the "100 Best Companies to Work For," produced by the magazine *Exame*.

The relationship of Petroflex with its employees is subject to the terms and conditions defined in each of the collective bargaining agreements that the Company signed with the unions with which its employees are affiliated. The principal unions of its employees are: Union of Petrochemical Industry Workers of Duque de Caxias—Sindiquímica, in Caxias *(Sindicato dos Trabalhadores da Industria Química de Duque de Caxias—Sindiquímica)*; Union of Rubber Industry Workers of the State of Pernambuco—Sindborracha, in Cabo *(Sindicato dos Trabalhadores na Industria de Artefatos de Borracha no Estado de Pernambuco—Sindborracha)*; and Union of Petrochemical Industry Workers of Triúnfo—Sindipolo, in Triunfo. *(Sindicato dos Trabalhadores nas Industrias Petroquímicas de Triunfo—Sindipolo)*. Petroflex renegotiates the collective agreements annually and, in general, salary increases are granted annually. In spite of the recent history of the relationship between Petroflex and the union of its works in Duque de Caxias, in Rio de Janeiro, we believe that Petroflex currently maintains a good relationship with its unions.

According to the legislation and compensation policy of Petroflex, its employees are eligible for the profit-sharing program. Petroflex has annual profit and income sharing agreements with its employees. These agreements are generally based on a general earnings goal and on the evaluation of the individual performance of each employee. In 2004, Petroflex paid about R$ 4.2 million to its employees, including its executives, as profit and income sharing relative to the fiscal year ended on December 31, 2003.

Petroflex sponsors two private pension funds for its employees. These plans are managed by Previnor and PETROS. Previnor receives monthly contributions from sponsoring companies and their beneficiaries, which are calculated based on monthly employee compensation. Petroflex employees are divided among defined benefit and defined contribution plans. Petroflex also acts as a sponsor of the private pension fund of PETROS, which since 2002 has been individualized by sponsor. As of September 30, 2004, the private pension fund of Petroflex had an annual net actuarial deficit of R$ 23.9 million.

JUDICIAL AND ADMINISTRATIVE PROCEEDINGS

Our jointly controlled companies are subject to various judicial and administrative proceedings in the regular course of their businesses. These disputes include various judicial proceedings of tax, labor and civil nature, as well as administrative proceedings.

On September 30, 2004, provisions for judicial and administrative proceedings made by Polibrasil totaled R$ 19 million, of which R$ 10 million are related to tax issues, R$ 4 million are related to labor issues and R$ 5 million are related to civil issues.

On September 30, 2004, provisions made by Politeno for judicial and administrative proceedings totaled R$ 4 million, wholly related to tax issues.

On September 30, 2004, provisions made by Petroflex for judicial and administrative proceedings totaled R$ 9 million, of which R$ 6 million are related to tax issues and R$ 3 million are related to

labor issues. Petroflex considers taxes, fees and contributions in the amount of R$ 243 million in its long-term liabilities, provisioned in its consolidated balance sheet. Of this amount, R$ 217 million correspond to the filing of lawsuits against the Federal Union with the objective of obtaining IPI tax credit on the purchase of exempt or non-taxable products, to compensate for IPI tax generated in the shipment of products and with other taxes administered and charged by the federal tax authority.

Antitrust

After completing the operation that created Braskem, we, Oxiteno, Politeno and Polibrasil challenged the legitimacy of this concentration act before the Brazilian antitrust agencies, alleging that the operation results in losses to free competition in the petrochemical industry, as Braskem became, concurrently, a monopolist supplier of raw materials, from which the second-generation companies depend to continue operating, a main competitor of second-generation companies and also jointly control shareholder of second-generation competitors like Politeno. The concentration act that resulted in the creation of Braskem is currently being analyzed by CADE. The SDE and SEAE have already expressed their respective opinions favorable to the approval of the act, without restrictions. The Attorney General Office of CADE and the Federal Attorney General Office issued opinions recommending a deeper examination of the controversial aspects with a view to imposing restrictions that would prevent the exercise of market power that may have resulted from the concentration act, as a way of protecting competition in the market. A decision from CADE is currently pending.

By means of the objections to such concentration act, Politeno and Polibrasil seek to safeguard the supply of their current and future raw material requirements, as well as: (i) that Braskem be required to sell its interest in Copesul, to preserve the independence of the petrochemical complexes and avoid the practice of crossed subsidies; (ii) alternatively to the solution contained in (i), the creation of a mechanism or reference paradigm that will allow CADE to restrain or prohibit artificial price manipulations between the Camaçari and Triunfo petrochemical complexes caused by Braskem; (iii) that Braskem be required to sell its interest in Politeno, one of its competitors, to eliminate the interlocking established with the operation; (iv) that the supply of raw material be guaranteed at competitive prices with due observance of historic supplied amounts; (v) assured access to additional quotas of raw material derived from future expansions by Braskem.

The approval of the incorporation of Braskem without any type of restriction may affect free competition in the industry, harming end consumers of such raw materials. Those companies may adopt other legal measures to constrain abuses and/or cause Braskem to perform its duties as a controlling company of the Camaçari petrochemical complex.

Tax

Petroflex must pay IPI tax on the products it makes. According to current tax laws, IPI is a non-cumulative tax, which means that companies may offset the IPI tax they owe against the amount of such tax previously paid in the production chain. However, the Federal Tax Department has alleged that the acquisition of exempt or non-taxable raw materials, or of raw materials taxed at a zero percent rate, would not create IPI tax credits. This has been understood by taxpayers as unconstitutional, as the constitution provides that taxes may not be charged on a cumulative basis and does not exclude from such principle the acquisition of raw materials subject to tax immunity or exemption, or which are taxed at a zero percent rate.

In 1999, Petroflex and other petrochemical companies brought a lawsuit aimed at the acknowledgment of its right to credit the IPI tax amount that would be applicable to the exempt or non-taxable raw materials acquired in the course of its activities. In the same year, a preliminary injunction was obtained preventing the Federation from requiring from the plaintiffs the differences resulting from the offsetting of the IPI. In 2000, the plaintiffs obtained judgment almost entirely supporting their claim

and since then a decision from the court of appeals has been awaited. Petroflex has constituted provision in its balance sheet for the event of an unfavorable final decision. On September 30, 2004, this provision totaled R$ 217.3 million, corresponding to the amount of IPI amount offset by the company, plus penalties.

Labor

A collective bargaining agreement executed between our jointly controlled companies Polibrasil and Politeno, among other companies located in Camaçari, and the workers union of the petrochemical industry provided that in the period between September 1989 and August 1990, the wages and other benefits paid to their employees should be updated using the Consumer Price Index (*Índice de Preço ao Consumidor*—IPC), the substitution of such index by any lower index being prohibited.

In March 1990, the Brazilian government introduced an economic plan known as "Collor Plan". Such plan established certain indexes to adjust wages, without including the IPC. Based on a case law precedent, the petrochemical employers' union understood that the Collor Plan prohibited wage increases based on the IPC and, as such, the employers union filed a lawsuit against the workers union seeking a declaration that the monetary adjustment indexes provided by the Collor Plan prevailed over the conflicting provisions contained in the collective bargaining agreements. The Regional Labor Court handed down a decision favorable to the workers' union, which decision was later modified in part by reason of an appeal brought to the Superior Labor Court. In 1998, the employers union filed a direct appeal to the Federal Supreme Court.

The Federal Supreme Court at first handed down a decision favorable to the workers union, but it reversed its decision in December 2002, deciding that the collective convention could not prevail over the federal law. The decision of the Federal Supreme Court on this matter is not definitive. Based on their legal counsels' recommendation, who believe the employers union have real chances of success in this case, neither Polibrasil nor Politeno have constituted any provisions.

Corporate

Minority shareholders holding Class B preferred shares issued by Politeno have commenced lawsuits against Politeno claiming, among other things, differences in connection with the payments of dividends made by Politeno since 1989. Class B preferred shares were created in the context of *Fundo de Investimentos do Nordeste* (FINOR), introduced by Decree-law no. 1,376, of December 12, 1974. According to the by-laws of Politeno, these shares are entitled to a non-cumulative minimum dividend corresponding to 6% of the company's capital stock and do not take part in any distribution of the remaining profits. Plaintiffs allege that this provision of the by-laws violates a provision of Brazilian corporation law. Accordingly, plaintiffs are claiming payment of the difference between what they received in past distributions of dividends by Politeno and what the allegedly would have been entitled to.

In 2001, the Superior Court of Justice decided a quite similar case in favor of plaintiffs. Politeno has not made any provision in connection with these claims.

Management

The following chart illustrates our current management structure.


Board of Directors
•Boris Tabacof (P)
•Augusto Lima (VP)
•David Feffer
•Daniel Feffer
•Jorge Feffer
•Antonio Meyer
•Cláudio Sonder
•Adhemar Magon
Chairman and Directors
Chief Executive Officer
David Feffer
Strategic Committee
•Cláudio Sonder
•Daniel Feffer
•Jorge Feffer
•David Feffer
Superintendent Officer
Armando Guedes
Officers
João Nogueira/Fábio Spina
Luiz Fernando Giorgi / Sérgio Alves

BOARD OF DIRECTORS

The *Conselho de Administração,* or the Board of Directors, is our decision-making body responsible for determining general guidelines and policies of our business, including our overall long-term strategies, and for formulating and communicating these guidelines, policies and strategies. Our Board of Directors is also responsible for, among other things, supervising our executive officers.

Our Board of Directors meets when called by its Chairman, Vice-Chairman or by the Managing Officer of our *Diretoria,* or Board of Executive Officers. To hold a meeting of our Board of Directors, a quorum of two-thirds of our directors, at the first notice, or a majority of the directors, at the second notice, must be present or in attendance. Decisions of our Board of Directors are taken by majority vote of those directors present at the meeting, which must include the vote of our Chairman or Vice-Chairman. In the case of a tie vote, the vote of our Chairman is the deciding vote.

Under Brazilian Corporation Law, a company's board of directors must have at least three members and each member of the board of directors must be a shareholder of the company, although there is

no requirement as to the minimum number of shares that an individual must hold in order to serve as a director. Our by-laws provide that our Board of Directors consist of no less than five and no more than nine members. Directors are elected at our general shareholders' meeting and are subject to removal at any time. At our annual shareholders' meeting to be held in 2005, holders of our preferred shares representing at least 10% of our share capital will be entitled to elect at least one director without having to choose him/her from a list with a maximum of three candidates. Directors are elected for a one-year term, which will be extended until the new elected directors take office.

Under Brazilian Corporation Law, directors are prohibited from voting in any meeting or taking part in any transaction in which their interests conflict with our interests.

Our Board of Directors currently consists of eight members. Each of our current directors was elected at the annual shareholders' meeting held on April 29, 2004 and will remain a director until our 2005 annual shareholders' meeting. Set forth in the table below are the name, age and position of each of our current directors, and the years in which they were first elected.

Name	Age	Position	Year First Elected
Boris Tabacof	76	Chairman of the Board of Directors	2004
Augusto Esteves de Lima Júnior	85	Vice-Chairman of the Board of Directors	2004
David Feffer	48	Director and Managing Officer (CEO)	2004
Daniel Feffer	45	Director	2004
Jorge Feffer	44	Director	2004
Cláudio Thomaz Lobo Sonder	62	Director	2004
Antonio de Souza Corrêa Meyer	58	Director	2004
Adhemar Magon	61	Director	2004

COMMITTEES OF THE BOARD OF DIRECTORS

Our by-laws authorize our Board of Directors to create committees to promote the coordination of the activities of the Board of Directors with those of our Board of Executive Officers in order to analyze strategic and other relevant issues in more detail, assure higher quality information and greater efficiency in the decision-making process of the Board of Directors, and comply with best practices in Brazilian corporate governance standards.

According to our by-laws, committees of our Board of Directors must consist of no less than two and no more than nine members, who may or may not be members of the Board of Directors. The committee members are appointed and subject to removal by our Board of Directors at any time. The terms of our committee members are the same as those of our directors. The Board of Directors is responsible for preparing the internal rules that govern each committee, including rules regarding such committee's activities, powers and procedures.

Our only committee currently in operation is the Strategy Committee, responsible for advising our Board in its formulation of our long-term corporate strategy and for conducting any other activities that may be prescribed by our Board of Directors from time to time. The Strategy Committee opines prior to any decision by our Board of Directors concerning a matter relevant to our business practices.

The table below sets forth the name, age and position of each member of our Strategy Committee.

Name	Age	Position
Cláudio Thomaz Lobo Sonder	62	Coordinator
David Feffer	48	Member
Daniel Feffer	45	Member
Jorge Feffer	44	Member

BOARD OF EXECUTIVE OFFICERS

The members of our Board of Executive Officers are our legal representatives and are primarily responsible for managing our day-to-day operations and for the implementation of the general policies and guidelines established by our Board of Directors.

According to Brazilian Corporation Law, each executive officer must be a Brazilian resident but need not to be a shareholder of our company. Furthermore, no more than one-third of our directors may serve as members of the Board of Executive Officers at any given time.

The executive officers hold meetings when called by our Managing Officer or any two executive officers. Executive officers are appointed by our Board of Directors for one-year terms and may be removed by the Board of Directors at any time.

Currently, our Board of Executive Officers consists of six members, each of whom was appointed at a meeting of our Board of Directors held on April 29, 2004. The term of our current executive officers will expire at our 2005 annual shareholders meeting. Set forth below are the name, age, and position of each of our executive officers, and the years in which they were first elected.

Name	Age	Position	Year First Elected
Armando Guedes Coelho	65	Superintendent	2004
David Feffer	48	Director and Managing Officer (CEO)	2004
João Pinheiro Nogueira Batista	48	Executive Officer for Investors Relations	2004
Sergio Arthur Ferreira Alves	59	Executive Officer	2004
Fabio Eduardo De Pieri Spina	32	Executive Officer	2004
Luiz Fernando Sanzogo Giorgi	40	Executive Officer	2004

BIOGRAPHICAL INFORMATION

Set forth below are the principal occupations and relevant employment histories of our directors and executive officers.

Directors

Mr. Boris Tabacof, Chairman of the Board. Mr. Tabacof graduated from the Polytechnical School of the University of Bahia with a degree in civil engineering, and served as Secretary of the Treasury for the State of Bahia from 1965 to 1970 (Lomanto Jr. and Luiz Vianna Filho administrations).
Mr. Tabacof was also a Professor at the Economics School of the Catholic University of Salvador until 1970. From 1970 to 1975, Mr. Tabacof was Managing Officer of Grupo Financeiro Safra; from 1975 to 1988, he was an Officer of the Suzano/Feffer companies; and from 1988 to 1989, he was President of Banco do Estado de São Paulo (BANESPA). From 1988 to 1993, Mr. Tabacof was our Managing Officer. Mr. Tabacof is also currently: (i) a Member of the Board of the Foreign Trade Association of Brazil; (ii) Vice-President of the Industries Center of the State of São Paulo—CIESP/FIESP;

(iii) President of the High Economic Council of the Federation of the Industries of the State of São Paulo—FIESP; (iv) President of the Deliberative Council of the Brazilian Association of Pulp and Paper—Bracelpa; (v) a Member of the Community Action Council of Brazil; (vi) Vice-Chairman of the Board of SEPACO—Servico Social da Industria de Papel e Celulose do Estado de Sao Paulo; (vii) Vice-President of the Israeli Society Albert Einstein Hospital; (viii) Vice-President of the Advisory Committee on Paper and Wood Products of the United Nations Food and Agriculture Organization in Rome; (ix) Member of the Board of ABRACE—Brazilian Association of the Large Consumers of Energy; (x) President of the Brazilian Committee of the Britain-Brazil Business Forum; (xi) President of the Assembly of the Institute of Producers of Pulp and Eucalyptus—Lisbon; (xii) a Member of the Council of Fundação Mudes—Rio de Janeiro; and (xiii) a Member of the Permanent Business Committee of the Ministry of Foreign Affairs. Currently, Mr. Tabacof also holds the following positions in the companies of the Feffer/Suzano group: (i) Vice-Chairman of the Board of Directors of Suzano Bahia Sul and (ii) Vice-Chairman of the Board of Directors of Suzano Holding and IPLF Holding S.A.

Mr. Augusto Esteves de Lima Júnior, Vice-Chairman of the Board. Mr. Esteves is a lawyer holding an LL.B. from the University of São Paulo. He has served as Legal Counsel of several companies, including AEG do Brasil—Produtos Elétricos e Eletrônicos Ltda. and Artur Eberhardt S.A.—Indústrias Reunidas. In addition to his position with us, Mr. Esteves is a member of the Board of Directors of Suzano Bahia Sul, Chairman of the Boards of Directors of Suzano Holding and IPLF Holding S.A., member of the Board of Directors of Polpar S.A. and member of the Fiscal Council of Polipropilene Participações. Mr. Esteves also serves on the Boards of Directors of various companies, including Artur Eberhardt S.A.—Indústrias Reunidas, Banco ABN AMRO S/A, Real Previdência e Seguros S/A, Banco Alfa de Investimento S/A, Financeira Alfa S/A—Crédito, Financiamento e Investimento, Alfa Seguros e Previdência S.A., Alfa Arrendamento Mercantil S.A., Alfa Corretora de Câmbio e Valores Mobiliários S.A., Companhia Cimento Portland Itaú, and Indústrias Arteb S.A. He is also a member of the Advisory Council of VVD Volkswagen Corretagem de Seguros Ltda. and an officer of Taluk S.A.

Mr. David Feffer, Director and Managing Officer (CEO). Mr. Feffer joined the Suzano Group in 1974. He attended a specialization course in Business Management at IMEDE (Switzerland). In addition to his positions with us, Mr. Feffer is: (i) Chairman of the Board of Directors, Coordinator of the Management Committee and member of the Strategy Committee of Suzano Bahia Sul; (ii) Managing Officer (CEO) and Vice-Chairman of the Board of Directors of Polpar S.A.; (iii) Vice-Chairman of the Board of Directors of Polipropileno Participações; (iii) Managing Officer (CEO) of Suzano Holding, IPLF Holding S.A., SPQ—Investimentos e Participações Ltda., and Suzano Química; and (iv) Vice-CEO of Comercial e Agrícola Paineiras Ltda., Vocal Comércio de Veículos Ltda., Vocal Motors Comércio de Veículos Ltda., and Premesa S.A.

Mr. Daniel Feffer, Director. Mr. Feffer graduated from the Law School of Mackenzie University and from the Business Administration School of Fundação Getúlio Vargas. In 1977, Mr. Feffer was an Assistant of the Office of the Secretary of Culture of the State of São Paulo. He has been with us since 1978, having served as an Assistant of the Executive Officers, Marketing and Communications Manager, and Special Product Manager. Currently, he is also a member of our Strategy Committee. In addition to his positions with us, Mr. Feffer is: (i) Chairman of the Board of Directors of Polpar S.A. and Polipropilene Participações; (ii) Vice-Chairman of the Board of Directors and member of the Strategy Committee of Suzano Bahia Sul; (iii) CEO of Premesa S.A., Comercial e Agrícola Paineiras Ltda., Vocal Motors Comércio de Veículos Ltda., and Vocal Comércio de Veículos Ltda.; (iv) Corporate Vice-President of Suzano Holding; (v) Executive Officer of IPLF Holding S.A. and Nemonorte Imóveis e Participações Ltda.; and (vi) a member of the Board of Quotaholders of Lazam-MDS Corretora e Administradora de Seguros Ltda.

Mr. Jorge Feffer, Director. Mr. Feffer graduated from the Business Administration School of Fundação Armando Álvares Penteado (FAAP). In 1978, he was an Assistant of the Office of the

Secretary of Culture, Science and Technology. Mr. Feffer joined us in 1979 as a Planning Assistant. He is currently also a member of our Strategy Committee. In addition to his positions with us, Mr. Feffer is: (i) a member of the Board of Directors and of the Strategy Committee of Suzano Bahia Sul; (ii) Executive Officer of Premesa S.A., Nemonorte Imóveis e Participações Ltda, Vocal Comércio de Veículos Ltda., and Vocal Comércio de Veículos Ltda.; (iii) Corporate Vice-President of Suzano Holding and ILPF Holding S.A.; and (iv) member of the Board of Quotaholders of Lazam-MDS Corretora e Administradora de Seguros Ltda.

Mr. Cláudio Thomaz Lobo Sonder, Director. Mr. Sonder is a graduate of Mackenzie University with degrees in chemical engineering and economics. He is currently also the Coordinator of our Strategy Committee. Mr. Sonder has 35 years of experience in the chemical and pharmaceutical industries. He was formerly Chairman of the Board of Directors and CEO of Hoechst do Brasil Química e Farmacêutica S.A. from 1983 to 1993. He was also a member of the Executive Group of Hoechst AG, Frankfurt, from 1994 to 1998. Mr. Sonder is also a member of the Boards of Dresdner Bank Latin America, Hamburg; Federation of the Chemical Industries of Germany, Frankfurt; and Latin American Association, Hamburg. Finally, Mr. Sonder has been the CEO of Celanese AG, Kronberg, Germany, since 1999. In addition to his position with us, he is also a member of the Board of Directors and Coordinator of the Strategy Committee of Suzano Bahia Sul.

Mr. Antonio de Souza Corrêa Meyer, Director. Mr. Meyer is a lawyer, holding an LL.B. degree from the University of São Paulo. In addition to his position with us, he is currently a member of the Board of Directors of Suzano Bahia Sul. In the public sector, Mr. Meyer was Secretary of Justice and Secretary of Public Security of the State of São Paulo. He was the Legal Counsel and President of the Legislative Committee of the American Chamber of Commerce for Brazil from 1987 to 1989. He is a member of the Inter-American Bar Association, the Brazilian Bar Association and the São Paulo Lawyers Institute. Mr. Meyer was also the President of the Association of Lawyers of São Paulo (AASP), is the Vice-President of the Center of Law Firm Studies (CESA), a member of the Executive Board of the American Chamber of Commerce and a member of the Legislative Committee of the Brazilian Association of Public Companies (ABRASCA).

Mr. Adhemar Magon, Director. Mr. Magon graduated from the Business Administration School of the Catholic University of São Paulo and attended a specialization course in Finance at Fundação Getúlio Vargas (São Paulo) and IMEDE (Switzerland). Mr. Magon has been with us since 1972, having served as Financial Manager and Vice-President for Investor Relations of Companhia Suzano de Papel e Celulose, Executive Officer of SPQ, member of the Boards of Petroflex and Rio Polímeros, and member of the Board, Superintendent Executive Officer and Executive Officer for Investor Relations of Polipropilene Participações, until September 2002. In addition to his position with us, Mr. Magon is an Executive Officer of the *Instituto Brasileiro de Executivos Financeiros* (IBEF), and a founding member of the *Instituto Brasileiro de Relações com Investidores* (IBRI).

Executive officers

Mr. David Feffer, Chief Executive Officer (CEO). Please see his biographical information in "Directors" above.

Mr. Armando Guedes Coelho, Superintendent. Mr. Coelho graduated from the Chemistry School of Universidade Federal do Rio de Janeiro in 1963, having specialized in Chemical Engineering. He began his professional career in 1964 at Petroleo Brasileiro S.A. (PETROBRAS), where he served as: (i) an officer from 1981 to 1982, (ii) President of Petroquisa from 1982 to 1985; (iii) President of Petrobras Comércio Internacional S.A.—(INTERBRÁS) from 1985 to 1986; (iv) President of Petrobras Distribuidora S.A. from 1986 to 1988; (v) President of PETROBRAS from 1988 to 1989; (vi) Superintendent Executive Officer and Chairman of the Advisory Board of Fábrica Carioca de Catalisadores FCC and (vii) Vice-President of the Executive Board of ABIQUIM from 1989 to 1990.

Mr. Coelho has also served as President of the Business Council of Energy of the Federation of Industries of Rio de Janeiro—FIRJAN. In addition to his position with us, Mr. Coelho is: (i) an Executive Officer and Chairman of the Advisory Board of Polibrasil Participações S.A.; (ii) Chairman of the Board of Directors and Advisory Board of Polypropylene S.A.; (iii) Chairman of the Advisory Board of Polibrasil; (iv) a member of the Board of Directors of Politeno, Petroquímica União S.A. and Polipropilene Participações; (v) Chairman of the Board of Directors of Petroflex; (vi) 2nd Vice-Chairman of the Board of Directors of Rio Polímeros; and (vii) Superintendent Executive Officer of Suzano Química and SPQ.

Mr. João Pinheiro Nogueira Batista, Executive Officer for Investor Relations. Mr. Batista holds a degree in Economics from the Catholic University of Rio de Janeiro (PUC), and a post-graduate degree in Economics Engineering from the University Gama Filho. Mr. Batista has served in various important companies and governmental divisions, such as (i) Finep Financiadora de Estudos e Projetos, as a Project Analist; (ii) Furnas Centrais Elétricas S.A., as an Assistant to the CFO; (iii) the Ministry of Finance, as an assistant to the Minister; (iv) Compagnie Luxembourgeoise De La Dresdner Bank Ag Dresdner Bank International, as a Syndication Officer; (v) Siderurgia Brasileira S.A. (Siderbrás), as Chief of the Fundraising Department; (vi) Empresa Brasileira de Radiodifusão—Radiobrás, as Financial, Commercial and Administrative Executive Officer; (vii) the Ministry of Industry and Commerce, as Chief of the International Affairs Management Department; (viii) Citibank N.A., as the Vice-President; (ix) Dresdner Bank Lateinamerika Dresdner Bank Group, as an Executive Officer; (x) Dresdner Bank Brasil—Dresdner Bank Group, as an Executive Officer and Chief Operating Officer; and (xi) Petroleo Brasileiro S.A. (PETROBRAS), as Chief Financial Executive Officer and Executive Officer for Investors Relations. In addition to his position with us, Mr. Batista is (i) a member of the Management Committee of Suzano Bahia Sul; (ii) Executive Vice-President and Executive Officer for Investors Relations of Suzano Holding; (iii) Superintendent Executive Officer and Executive Officer for Investors Relations of Polipropilene Participações; (iv) Executive Officer for Investor Relations of Polpar S.A.; (v) a member of the Advisory Councils of Polibrasil Participações S.A. and Polibrasil; (vi) a member of the Advisory Council and Board of Directors of Polypropylene S.A.; (vii) an alternate member of the Board of Directors of Petroflex; and (viii) Executive Officer of SPQ and Suzano Química.

Mr. Sergio Arthur Ferreira Alves, Executive Officer. Mr. Alves graduated from the Federal University of Rio de Janeiro. Mr. Alves served in several companies, such as (i) Esso, (ii) Petróleo Ipiranga, as Superintendent Executive Officer and (iii) Vulcan Material Plástico, as President. He has been with us since 1999, having served as a Planning Executive Officer, Superintendent Executive Officer and Executive Vice-President. In addition to his position with us, Mr. Alves is: (i) an Executive Officer of Suzano Química and SPQ; (ii) a member of the Board of Directors and Executive Officer of Polipropilene Participações; (iii) a member of the Board of Directors and Advisory Council of Polypropylene S.A.; (iv) a member of the Advisory Council and Executive Officer of Polibrasil Participações S.A.; (v) a member of the Advisory Council of Polibrasil; (vi) member of the Board of Directors of Petroflex; and (vii) an alternate member of the Board of Directors of Politeno and Rio Polímeros.

Mr. Fábio Eduardo de Pieri Spina, Executive Officer. Mr. Spina graduated from the University of São Paulo with degrees in law and business administration, holds an LL.M. degree from Columbia University and an MBA from INSEAD. Mr. Spina has worked in several major law firms, including Levy & Salomão (São Paulo), Ferronato (São Paulo), Arnold & Porter (New York) and Fischer & Forster (São Paulo). In addition to his position with us, Mr. Spina is: (i) the Vice President of Suzano Holding; (ii) an Executive Officer of Polpar S.A., Suzano Química, Polipropilene Participações and SPQ; (iii) a member of the Management Committee of Suzano Bahia Sul; (iv) a member of the Board of Directors of Rio Polímeros; (v) an alternate member of the Advisory Council of Polibrasil and

Polibrasil Participações S.A.; and (vi) an alternate member of the Board of Directors and Advisory Council of Polypropylene S.A. Mr. Spina also teaches Corporate Law at the IBMEC LL.M course.

Mr. Luiz Fernando Sanzogo Giorgi, Executive Officer. Mr. Giorgi holds a degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP). He has worked in several major companies, such as: Price Waterhouse Auditores Independentes, EMBRAER—Empresa Brasileira de Aeronáutica S.A., and Hay do Brasil Consultores Ltda. In addition to his position with us, Mr. Giorgi is: (i) the Vice-President of Suzano Holding; (ii) a member of the Management Committee of Suzano Bahia Sul; (iii) a member of the Board of Directors of Petroflex; (iv) an Executive Officer of Polipropilene Participações, Polpar S.A., Suzano Química, and SPQ; and (v) an alternate member of the Board of Directors of Politeno.

FISCAL COUNCIL

Under Brazilian Corporation Law, the *Conselho Fiscal,* or fiscal council, is a corporate body independent from the management of the company and the company's external auditors. The primary responsibility of the fiscal council is to review management's activities and the company's financial statements and to report its findings to the shareholders. However, it is not equivalent to, or comparable with, a U.S. audit committee.

Our fiscal council is a permanent body formed by three to five members.

Under Brazilian Corporation Law, holders of preferred shares of a company have the right to appoint one member and that member's alternate to the fiscal council. Brazilian Corporation Law also confers the same right to minority shareholders that hold at least 10% of the company's common shares.

Each member and alternate of our fiscal council serves for a one-year term; their term expires at the annual shareholders meeting following the one at which they were elected.

Generally, the fiscal council cannot consist of members (i) of our Board of Directors or of our Board of Executive Officers, (ii) that are employed by us or any company that we control or that is under common control with us, or (iii) that are spouses or relatives of our management. Additionally, Brazilian Corporation Law requires that members of the fiscal council receive as compensation an amount equal to at least 10% of the average amount paid to each executive officer.

At our annual shareholders meeting held on April 29, 2004, shareholders holding more than 5% of our preferred shares requested the establishment of a fiscal council and elected one of its members and such member's alternate. The table below sets forth the name of each of the members of our fiscal council and their respective alternates.

Name	Position
Luiz Augusto Marques Paes	Member
Roberto Figueiredo Mello	Alternate
Rubens Barletta	Member
Luiz Gonzaga Ramos Schubert	Alternate
Adalberto Thomaz Gangoni	Member
Antonio Carlos Mariani	Alternate

The terms of our current fiscal council members will expire at our 2005 annual shareholders meeting.

SHARE OWNERSHIP

Our directors and executive officers do not hold any options to purchase our common shares or preferred shares. See "Description of our Business—Employees" for a description of the phantom shares to which our officers are entitled.

The following table indicates the number of shares directly held by each of our directors and executive officers and the percentage that their individual holdings represent of the total number of our outstanding common shares or preferred shares, as the case may be, as of the date of this offering circular:

	Number of common shares	Percentage of the class	Number of preferred shares	Percentage of the class
Directors				
Boris Tabacof	—	—	4,012	*
Augusto Esteves de Lima Junior	—	—	22,771	0.02
David Feffer	1,256	*	6,093,000	4.92
Daniel Feffer	1,256	*	6,005,515	4.85
Jorge Feffer	1,256	*	5,915,835	4.78
Cláudio Thomaz Lobo Sonder	—	—	2	*
Antonio de Souza Corrêa Meyer	—	—	1	*
Adhemar Magon	—	—	169,000	0.14
Executive Officers[1]				
Armando Guedes Coelho	—	—	—	—
João Pinheiro Nogueira Batista	—	—	—	—
Sergio Arthur Ferreira Alves	—	—	—	—
Fabio Eduardo De Pieri Spina	—	—	—	—
Luiz Fernando Sanzogo Giorgi	—	—	—	—
Total	3,768	*	18,210,136	14.71

* *Represents less than 1%.*

(1) *Does not include those executive officers who also serve as directors, and are listed above.*

COMPENSATION

According to our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to our directors and executive officers at the annual shareholders' meeting. The Board of Directors is then responsible for distributing such aggregate compensation individually to its members and our executive officers.

At our 2003 annual shareholders' meeting, our shareholders approved aggregate compensation for our directors and executive officers for the fiscal year ended December 31, 2003 in the total amount of approximately R$ 9.6 million (which included benefits in kind and taxes payable in respect of such compensation).

The members of our Strategy Committee currently do not receive any compensation in consideration for serving on such committee.

* *Represents less than 1%.*

RELEVANT CONTRACTS

As of the date of this offering circular, there are no relevant contracts or other obligations in effect between us and the members of our Board of Directors or Board of Executive Officers.

CORPORATE GOVERNANCE

We are committed to complying with the best practices of Brazilian corporate governance. In this regard, we have adhered to the Level 2 of Differentiated Corporate Governance of BOVESPA and, accordingly, on November 18, 2004, our shareholders approved an amendment to our by-laws to, among other things, adopt the practices of Level 2 of Differentiated Corporate Governance of BOVESPA, including:

(a) attributing voting rights to our preferred shares in matters relating to:

(i) transformation of our company into a different type of legal entity, merger (whether or not it is the surviving entity) and spin-off of our company;

(ii) approval of contracts among our controlling shareholder and us, whether directly or indirectly, as well as other companies in which such controlling shareholder may have interests, always when, by force of legal or statutory disposition, an approval of these contracts shall be deliberated in a shareholders' meeting;

(iii) appraisal of assets that are contributed to us as part of an increase in our capital stock;

(iv) appointing a specialized company to appraise the value of our shares in case we or our controlling shareholder make a tender offer to acquire our outstanding shares in a going-private context or of our delisting from the Level 2 of Differentiated Corporate Governance of BOVESPA; and

(v) amendment or revocation of provisions of our by-laws that may result in a violation of the provisions of Section IV, item 4.1 of the regulation of Level 2 of Differentiated Corporate Governance of BOVESPA.

(b) submission of company disputes to arbitration.

On the same occasion, our shareholders amended our by-laws to confer additional rights to shareholders, including preferred shareholders, beyond those required by Level 2, including the following:

(a) grant tag-along rights for preferred shareholders in connection with a transfer of our control, offering 80% of the price paid per share of controlling block for each preferred share, instead of the 70% required by Level 2 rules;

(b) the right of all shares, including preferred shares, to a dividend of at least 30% of our adjusted net income, instead of the 25% required by Brazilian Corporation law;

(c) the right to holders of our preferred shares representing at least 10% of our share capital to appoint and remove one director through a separate vote at our shareholders' meeting, our controlling shareholder being excluded from such vote, pursuant to Article 141, 4th paragraph, item II of Brazilian Corporation Law, and, effective as of our annual shareholders' meeting in 2005 (and not in 2006 as provided by Brazilian Corporation Law), without having to choose such director from a list with a maximum of three candidates; and

(d) permanent fiscal council.

Our by-laws also contain provisory clauses that prevent the concentration of our preferred shares among a small group of investors, in order to promote a more disperse shareholder base. See "Description of Capital Stock—Transitional Mechanism for the Maintenance of Liquidity in the Stock Exchange."

We will continue to consider measures to expand our standards of corporate governance.

Transactions with related parties

As of December 31, 2003, we recorded the following transactions with related parties:

	Assets			Liabilities	
				Current	Long Term
	Current	Long Term		Accounts	Accounts
Controlling Company	Receivables	Loans	AFACs	Payable	Payable
		(R$ in thousands)			
With Consolidated Companies Suzano Química ..	—	—	R$ 26,725	—	—
With Non-Consolidated Companies............	—	—	—	—	—
Suzano Holding	—	—	—	683	
Total	—	—	26,725	683	—
Consolidated					
With Non-Consolidated Companies............	—	—	—	683	—
Associated Parties in the Consolidated of the Controlled Companies					
Polibrasil Participações.....................	—	—	—	5,396	22,035
Petroflex	—	—	—	9	—
Total	—	—	—	6,088	22,035

All of our transactions with related parties are carried out on an arms-length basis.

TRANSACTIONS WITH CONTROLLED COMPANIES (INCLUDING OUR JOINTLY CONTROLLED COMPANIES)

Between 2001 and 2004, we made various cash contributions and assigned several credits we had against third parties to Suzano Química, which were recorded as advances for future capital increases (*Adiantamentos para Futuro Aumento de Capital*). Such advances are not subject to interest nor monetary adjustments.

We have also provided guarantees in connection with two projects conducted by Polibrasil and Rio Polímeros.

The Polibrasil project was the construction of its new polypropylene and propylene production plant in the City of Mauá, State of São Paulo. The plant began its operations in March 2003, and all of the operating tests have been concluded satisfactorily. We and Suzano Bahia Sul jointly guarantee 50% of a R$ 100 million loan granted by BNDES, which is expected to mature in 2007.

Suzano Química committed to make certain capital contributions related to the Rio Polímeros project in the amount of US$ 141.3 million, the funds for these capital contributions have already been transferred to Suzanopar.

We also have contractual obligations, jointly with Suzano Bahia Sul, in connection with the payment for the supply of raw materials to the Rio Polímeros project. Such obligations will terminate upon (i) the payment of such amounts by Rio Polímeros itself, or (ii) the settlement of all obligations of Rio Polímeros to its creditors under long term loan agreements which is scheduled for the second quarter

of 2015, whichever occurs first. Our maximum exposure is of approximately US$ 33 million and will only materialize in the event Rio Polímeros experiences a shortfall in its cash flow.

Suzano Química may have to contribute up to one-third of the reais equivalent of US$ 50 million, in the event of cost overruns at Rio Polímeros. There are also additional payment obligations related to the Rio Polímeros project in connection with (i) incentive bonuses to contractors in charge of the project in case of early completion of the project, which we do not believe will be due, and (ii) construction of facilities to supply water to the project, which have been performed in accordance with our projections. In the unlikely event Suzano Química does not make such additional contributions, we and Suzano Bahia Sul may have to do so.

Additionally, we gave a guarantee in the total amount of approximately R$ 33.3 million related to the financing obtained by Petroflex with BNDES, on June 11, 2004, with a 6-year term. Principal will be due in monthly installments following a 2-year grace period. This financing is related to various capital investments that have been made by Petroflex to adapt, modernize and expand its industrial facilities. Our guarantee is several from those of other shareholders of Petroflex and is limited to 40% of the total amount of the financing. We and all other shareholders receive a fee from Petroflex as compensation for our guarantees, calculated at 1.25% over the outstanding principal amount. As of September 30, 2004, approximately R$ 31.2 million had been disbursed by BNDES.

TRANSACTIONS WITH OUR SHAREHOLDERS AND RELATED PARTIES

We have entered into a cost-sharing arrangement with our shareholder Suzano Holding and with Suzano Bahia Sul. According to such agreement, Suzano Holding shares with Suzano Bahia Sul and us the use of their professionals and administrative structure, and is reimbursed for the costs and expenses incurred by virtue of such sharing. Payments are made on a monthly basis and are based on certain percentage allocations between the companies, which are reviewed every semester. This agreement has an undetermined duration and may be terminated by any party upon 90-days prior notice. In the nine-month period ended on September 30, 2004, we transferred to Suzano Holding R$ 1.7 million as reimbursement for expenses under this agreement.

Our jointly controlled companies use the services of Lazam—MDS Corretora e Administradora de Seguros Ltda. to contract insurance policies. Lazam is a joint venture between IPLF Holding S.A., a company associated with the Feffer family, and Sonae Capital SGPS S.A. All of the terms and conditions of the insurance policies, as well as their relevant brokerage fees are contracted on an arms-length basis.

Each of Polibrasil, Rio Polímeros and Politeno sell part of their production through the distributing channels of SPP Agaprint Industrial e Comercial Ltda., a subsidiary of IPLF Holding S.A.

Suzano Holding has negotiated with Banco Itaú S.A. and another bank a financing facility, which will enable our managers, employees and outsourced assistants to take part in this offering and purchase our preferred shares. Under this facility, each individual will be able to draw a maximum amount equivalent to three salaries in order to purchase a minimum block of 100 preferred shares.

TRANSACTIONS BETWEEN OUR CONTROLLED COMPANIES (INCLUDING OUR JOINTLY CONTROLLED COMPANIES) AND RELATED PARTIES

In 1998, Polibrasil executed an agreement with Baseltech USA Inc. for the acquisition of the "Spheripol" technology. The agreement is valid for 10 years and provides for a payment of US$ 22.8 million, and is subject to interest at a rate of 8% per year. As of September 30, 2004, the outstanding balance due under this agreement, according to Polibrasil, amounted to R$ 23.2 million, which is reflected on our consolidated balance sheet for such amount.

Principal and selling shareholders

PRINCIPAL SHAREHOLDERS

Our capital stock consists of ordinary shares and preferred shares. Unlike holders of our ordinary shares, holders of our preferred shares do not have the right to vote, except in certain limited circumstances. See "Description of Capital Stock—Voting Rights and Meetings of Shareholders—Voting Rights." Approximately 99.99% of our ordinary shares are held by the Feffer family through Suzano Holding S.A., an intermediate holding company. Suzano Holding also holds approximately 56.92% of our preferred shares and some other parties related to the Feffer family hold approximately 24.61% of our preferred shares. As indicated in the table below, Previ—Caixa de Previdência dos Funcionários do Banco do Brasil, is also a significant shareholder.

The following table sets forth the principal holders of our ordinary and preferred shares and their respective holdings on the date hereof and after completion of this offering:

Shareholders	Ordinary Shares		Preferred Shares on the date hereof		Total interest on the date hereof		Preferred Shares at the end of this offering[4]		Total interest at the end of this offering[4]	
	Shares	(%)	Shares	(%)	Shares	(%)	Shares	(%)	Shares	(%)
Grupo Suzano...	97,375,446	100	87,541,744	70.70	184,917,190	83.60	71,041,744	54.93	168,417,190	74.29
Suzano Holding......	97,365,154	99.99	28,546,794[3]	23.05	125,911,190	56.92	12,046,794	9.32	109,411,948	48.26
Related Parties	10,292	0.01	58,994,950	47.65	59,005,242	24.61	58,994,950	45.62	59,005,242	26.03
Free float.......	—	—	36,278,190	29.30	36,278,190	16.40	58,278,190	45.07	58,278,190	25.71
Previous......	—	—	12,790,260	10.33	12,790,260	5.78	6,790,260	5.25	6,790,260	3.00
IGF Fund[1]...	—	—	7,063,000	5.70	7,063,000	3.19	7,063,000	5.46	7,063,000	3.11
Directors & Officers[2].....	—	—	207,146	0.17	207,146	0.09	207,146	0.16	207,146	0.09
Others	—	—	16,424,930	13.27	16,424,930	7.42	44,424,930	34.52	44,424,930	19.60
Treasury shares..	—	—	—	—	—	—	—	—	—	—
Total..........	97,375,446	100	123,819,934	100	221,195,380	100	129,319,934	100	226,695,380	100

(1) IGF Fund is a company incorporated in Grand Cayman, in the Cayman Islands.

(2) Does not include 3,768 ordinary shares and 18,014,350 preferred shares held by directors and/or officers that are considered related parties (such shares are already accounted for in the line "Related Parties").

(3) Does not include 100,000 preferred shares which were loaned to our market maker in connection with its activities to foster liquidity of our preferred shares in BOVESPA.

(4) Assumes no exercise of the over-allotment option.

SELLING SHAREHOLDERS

The preferred shares being offered in this offering are being sold by Suzano Holding S.A. and Previ.

Suzano Holding S.A

Suzano Holding is our controlling shareholder. All of our ordinary shares are held by the Feffer family, directly or indirectly, principally through Suzano Holding. In November 2001, as part of the transaction to spin off our petrochemical assets then held by Companhia Suzano de Papel e Celulose, such company transferred those petrochemical assets to us and, as a consequence, Suzano Holding became our controlling shareholder.

Currently, Suzano Holding holds investments in the petrochemical business, as our controlling shareholder, and in the pulp and paper business, as the controlling shareholder of Companhia Suzano de Papel e Celulose.

As of December 3, 2004, Suzano Holding owned 23.05% of our outstanding preferred shares. Suzano Holding intends to sell 16,500,000 preferred shares in this offering.

Caixa de Previdência dos Funcionários do banco do Brasil—Previ

Caixa de Previdência dos Funcionários do Banco do Brasil—Previ was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A. Previ is the largest private pension fund in Brazil. Previ's headquarters are located at Praia do Botafogo, 501, 4th and 5th floors, 22250-040, Rio de Janeiro, RJ, Brazil.

As of December 3, 2004, Previ owned 10.33% of our outstanding preferred shares. Previ intends to sell 6,000,000 preferred shares in this offering.

Each selling shareholder has agreed, subject to certain exceptions, not to sell or otherwise dispose of any of our preferred shares or any securities convertible into, exchangeable for or that entitles its holder to subscribe for preferred shares without the prior consent of the underwriters for a period of 120 days after the Settlement Date. See "Subscription and Sale."

SHAREHOLDERS' AGREEMENT

There are no agreements among our shareholders. There do exist agreements among the shareholders of our jointly controlled companies. Below is a description of the agreements among the shareholders of our jointly controlled companies:

Polibrasil

Each of Suzano Química and Basell holds 50.0% of the voting and total share capital of Polibrasil Participações and are parties to a shareholders' agreement in connection with such equity interests. Such agreement governs the exercise of voting rights, transfer of shares, transfer of direct and indirect control and preemptive rights.

Pursuant to the shareholders' agreement, we, through Suzano Química, have the right to elect half of the members of the consultative boards of each of Polibrasil Participações and its subsidiaries, including Polibrasil. All resolutions approved by such consultative boards must be unanimous and the parties to the shareholders' agreement have agreed to ensure that the decisions of each consultative board be observed by the shareholders, directors and officers of each relevant company, except for the shareholders of Polibrasil Participações.

The approval of each of the consultative boards is required for the following matters, among others:

- amendments to the by-laws of the relevant company;
- a dissolution or liquidation of the relevant company;
- the issuance of shares;
- the redemption or conversion of debentures;
- the acquisition or disposal of equity interests;
- the distribution of dividends;
- the granting of guarantees or encumbering of assets; and
- the approval of certain supply agreements for raw material or between related parties.

The shareholders' agreement also provides for:

- our right to appoint half of the directors and/or officers of each of Polibrasil Participações and its subsidiaries, including Polibrasil;
- preemptive rights for the shareholders;
- the need for one party to obtain the other party's approval to encumber its shares;
- the obligation of each acquirer of shares to adhere to the terms and conditions of the shareholders' agreement; and
- call options for each party to acquire the shares of the other party in the event of a change in the direct or indirect control of such other party.

The shareholders' agreement is valid until December 31, 2027 or until one of the parties has its equity interest in Polibrasil Participações reduced below 50% by virtue of a failure of such party to subscribe and/or pay in any increase in the capital stock of such company.

Politeno

SPQ, Braskem, Sumitomo Chemical Co, Ltd. ("Sumitomo") and Itochu Corporation ("Itochu") are parties to a shareholders' agreement dated February 25, 1987, as amended, which governs, among other matters, the exercise of voting rights, transfer of shares and preemptive rights. Each of SPQ and Braskem holds approximately 33.0% of the total and 35.0% of the voting capital of Politeno; Sumitomo owns 18.8% of the total and 20.0% of the voting capital of Politeno; and Itochu owns 9.4% of the total and 10.0% of the voting capital of Politeno.

Pursuant to the shareholders' agreement, we (through SPQ) have the right to appoint two out of seven members of the Board of Directors of Politeno (plus one additional director every other year) and one out of its six officers.

The unanimous approval of the parties to the shareholders' agreement is required with respect to the following matters, among others:

- certain amendments to the by-laws of the company;
- dissolution or liquidation;
- mergers;
- certain transactions with holders of ordinary shares of the company;
- transactions involving the purchase, sale, assignment or encumbering of fixed assets valued in excess of certain thresholds; and
- incurrence of debt in excess of certain amounts.

The shareholders' agreement also provides for:

- preemptive rights;
- the need for one party to obtain the approval of holders of at least 50% of the company's ordinary shares to encumber its shares, except in some specific cases; and
- the obligation of each acquirer of shares to adhere to the terms and conditions of the shareholders' agreement.

The shareholders' agreement is valid for an undetermined period of time.

Petroflex

Suzano Química, Braskem and Unipar are parties to a shareholders' agreement dated April 10, 1992, as amended, which governs, among other matters, the exercise of voting rights, transfer of shares, preemptive rights, tag along and drag along rights and the rendering of guarantees by the controlling shareholders to the benefit of Petroflex. Each of Suzano Química and Braskem owns approximately 20.0% of the total and voting capital of Petroflex; and Unipar owns approximately 10.1% of the total and voting capital of Petroflex.

Pursuant to the shareholders' agreement, we (through Suzano Química) have the right to appoint two out of the nine members of the Board of Directors of Petroflex and one out of the five members of its fiscal council.

The parties to the shareholders' agreement must always consult with each other before voting in any shareholders' meeting and agree to vote in the same manner with respect to the following matters, among others:

- certain amendments to the by-laws of the company;
- dissolution or liquidation;
- mergers and, in certain cases, the acquisition of equity interests; and
- the approval of transactions with related parties.

The shareholders' agreement also provides for:

- the rendering of guarantees by the parties in transactions entered into by Petroflex with BNDES;
- preemptive rights, tag along and drag along rights;
- the need for one party to obtain the approval of the other parties to encumber its shares; and
- the obligation of each acquirer of shares to adhere to the terms and conditions of the shareholders' agreement.

The shareholders' agreement is valid for 20 years.

Rio Polímeros

Suzano Química, Unipar, Petroquisa and BNDESPAR are parties to a shareholders' agreement dated January 25, 2000, as amended, which governs, among other matters, the main directives in connection with the implementation of the Rio de Janeiro Gas-Chemical Production Complex, the obligations of the parties to make this a viable project, funding obligations, exercise of voting rights, transfer of shares, preemptive rights, tag along and drag along rights and changes in direct and indirect control. Suzano Química and Unipar each owns approximately 33.3% of the total and voting capital of Rio Polímeros; and each of Petroquisa and BNDESPAR owns approximately 16.6% of the total and voting capital of Rio Polímeros. Petroquisa also holds a right of first refusal to purchase the shares held by BNDESPAR.

Pursuant to the shareholders' agreement, we (through Suzano Química) have the right to appoint two out of six members of the Board of Directors of Rio Polímeros and their relevant substitutes. Additionally, each party has the right to appoint one member of the fiscal council of Rio Polímeros, as well as its substitute.

The shareholders' agreement provides supermajority approval of certain key matters.

Description of capital stock

GENERAL

We are a publicly held corporation (*sociedade por ações de capital aberto*) incorporated under the laws of Brazil and registered with the CVM under no. 01926-7 since March 25, 2002. At the closing of this offering (and assuming no exercise of the over-allotment option granted to the underwriters), our capital structure will consist of 97,375,446 ordinary shares and 129,319,934 preferred shares, all with no par value.

Issued share capital

As of September 30, 2004, our capital stock was R$ 794,382,910.44, fully subscribed and paid in. Our share capital is comprised of 221,195,380 shares, without par value, of which 97,375,446 are ordinary shares and 123,819,934 are preferred shares. We hold no shares in treasury. Our by-laws authorize the Board of Directors to issue up to 26,180,066 additional preferred shares, without seeking specific shareholder approval. The shareholders must approve any further capital increase at a shareholders' meeting.

History of Share Capital

On September 25, 2001, the date of our incorporation, our fully subscribed and paid in share capital amounted to R$ 1,000. In a shareholders' meeting held on November 30, 2001, Companhia Suzano de Papel e Celulose spun-off its petrochemical assets to focus on the pulp and paper business. The spun-off petrochemical assets were valued at R$ 794,381,910.44 and were contributed to our share capital. Upon receipt of such petrochemical assets, our share capital increased to R$ 794,382,910.44 and, as a result, we issued 97,374,458 new ordinary shares and 123,819,922 new preferred shares, which were given to the shareholders of Companhia Suzano de Papel e Celulose in the proportion of the equity interest they held in that company. Since then our share capital has not been increased.

Voting rights and meetings of shareholders

Voting Rights

Each of our ordinary shares entitles its holder to one vote at the annual (*assembléia geral ordinária*) or special shareholders' meeting (*assembléia geral extraordinária*). Preferred shares do not entitle the holder thereof to a vote, except as set forth below. Holders of preferred shares are entitled to attend meetings of shareholders and to participate in the discussion at such meetings.

Holders of our preferred shares are not entitled to vote, except on certain matters. See "—Preferences of Preferred Shares."

Additionally, Brazilian Corporation Law provides that holders of our preferred shares are entitled to vote as a special class in shareholders' meetings called to decide upon changes to the preferences or rights attributed to our preferred shares and upon the creation of a new class of preferred shares that has either priority or preference over our existing preferred shares or the increase of an existing class of preferred shares disproportionately relative to the other classes, provided that the number of preferred shares does not exceed two-thirds of our capital stock, according to our by-laws. The approval of such proposals depends not only on approval by a majority of our ordinary shares, but also a prior approval or ratification by a majority of our preferred shares.

The holders of shares, depending on the type or class, have certain rights that cannot be changed by amendments to the by-laws or by a shareholders' meeting, which include: (i) the right to vote in the shareholders' meetings; (ii) the right to participate in the company's profits and in the company's

property in case of liquidation; (iii) preemptive rights in certain circumstances; and (iv) withdrawal rights in certain cases. In addition to such rights, the by-laws and the majority of the voting shareholders may establish additional rights, as well as cancel them.

Shareholders' meetings

At our shareholders' meetings, shareholders are generally empowered to take any action relating to our corporate purpose and to pass such resolutions as they deem necessary. Shareholders at the annual shareholders' meeting have the exclusive power to approve our financial statements and to determine the allocation of our net income with respect to the fiscal year ended immediately prior to the shareholders' meeting. Members of our Board of Directors are generally elected at our annual shareholders' meeting. Members of our fiscal council may be elected at any shareholder meeting.

A special shareholders' meeting may be held concurrently with the annual shareholders' meeting. The following actions may be taken only at a special shareholders' meeting:

- amendment of our by-laws;
- authorization of the issuance of debentures;
- our delisting from the Level 2 of Differentiated Corporate Governance of BOVESPA;
- suspension of the rights of a shareholder who has violated Brazilian Corporation Law or our by-laws;
- acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for issuance of shares of our capital stock;
- our transformation into a limited liability company (*sociedade limitada*) or any other corporate form;
- our merger with another company (*incorporação* and *fusão*) or a spin-off (*cisão*);
- our dissolution or liquidation, and the appointment or dismissal of the respective liquidator and review of the reports prepared by him or her; and
- authorization to petition for our bankruptcy or request the compulsory rescheduling of our debts (*concordata*).

Quorum

As a general rule, Brazilian Corporation Law provides that a quorum at a shareholders' meeting consists of shareholders representing at least 25% of our issued and outstanding voting capital on the first call and, if such quorum is not reached, any percentage on the second call. If the shareholders are called to amend our by-laws, a quorum at a shareholders' meeting consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding ordinary shares present in person or represented by proxy at a shareholders' meeting is required to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing one half of our issued and outstanding voting capital is required to:

- create preferred shares or to increase an existing class of preferred shares disproportionately relative to the other classes of shares, unless such action is authorized by our by-laws (our by-laws currently authorize such action provided that the number of preferred shares does not exceed two thirds of our capital stock);

- modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;
- reduce the percentage of mandatory dividends;
- change our corporate purpose;
- merge us with another company;
- spin off a portion of our assets or liabilities;
- approve our participation in a group of companies;
- apply for cancellation of our voluntary liquidation; and
- approve our dissolution.

Notice of our shareholders' meetings

Notice of our shareholders' meetings must be published at least three times in the *Diário Oficial do Estado de São Paulo* and in the newspaper *Gazeta Mercantil,* the first notice being published no later than 15 days prior to the date of the meeting on the first call, and no later than eight days prior to the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

Location of our shareholders' meetings

Our shareholders' meetings take place at our head offices, located in the City of São Paulo, State of São Paulo. Brazilian Corporation Law allows our shareholders to hold meetings outside our head offices in the case of an event of a *force majeure,* provided that such meetings are held in the city of São Paulo and the relevant notice contains a clear indication of the place at which the meeting will occur.

Who may call our shareholders' meetings

Our Board of Directors ordinarily calls our shareholders' meetings. These meetings may also be called by:

- our fiscal council, if our Board of Directors fails to call an annual shareholders meeting within one calendar month after the date it was required to do so under applicable laws. The fiscal council may also call a special shareholders' meeting if it believes that there are important or urgent matters to be addressed;
- any shareholder, if our management fails to call a shareholders' meeting within 60 days after the date they were required to do so under applicable laws and our by-laws; and
- shareholders holding at least five percent of our capital stock, if our management fails to call a meeting within eight days after receipt of a request to call a meeting that indicates the proposed agenda.

BOARD OF DIRECTORS

According to our by-laws, our Board of Directors will be composed of at least five and not more than nine members. The number of members of the Board of Directors will be defined in the shareholders' meetings by the majority vote of the holders of our outstanding common shares. The Brazilian Corporation Law allows the adoption of a multiple vote process, by request of shareholders representing at least 10% of our voting capital. If adoption of multiple voting is not requested,

the directors are elected by the majority vote of shareholders of our outstanding common shares, in attendance or represented by a proxy. According to the Brazilian Corporation Law, the majority of shareholders of a public held company, like us, holding, individually or in a block (i) common shares representing at least 15% of the outstanding common shares and (ii) preferred shares representing at least 10% of the capital stock of the company, will have the right to appoint one director and their respective alternate as a separate vote in the shareholders' meeting, excluding the vote of the controlling shareholder. If no non-controlling shareholders holding preferred shares or common shares reach such limits, the holders of preferred shares and common shares representing at least 10% of the capital stock may combine their interests to appoint one member and one alternate of the Board of Directors. Our directors are elected by our shareholders in our ordinary shareholders' meeting for a one-year term, which will be extended until the new elected members are vested, reelection admitted, and may be removed at any time by our shareholders in a special shareholders' meeting.

According to the Brazilian Corporation Law, each director must hold at least one share issued by us.

RIGHTS OF PREFERRED SHARES

According to our by-laws, our preferred shareholders are not entitled to voting rights, except in certain cases provided in the Brazilian Corporation Law and in certain matters provided in Level 2 of Differentiated Corporate Governance of BOVESPA and our by-laws described below.

Our preferred shares entitle their holders to:

(a) priority in the reimbursement of capital, with no premium;

(b) the right to participate, on equal conditions with the common shares, in any dividend to be distributed corresponding to at least thirty per cent (30%) of the net profit of each fiscal year, adjusted pursuant to article 202 of the Brazilian Corporation Law;

(c) the right to be included in the public offering for the disposal of control (*tag along*), at the value equivalent to 80% of the price paid per share for the shares constituting the control block, in the event of disposal of our Company's control, pursuant to our by-laws; and

(d) participation, on equal conditions with the common shares, in the receiving of bonus shares resulting from the capitalization of reserves or funds of any nature, or even of a share split.

The holders of our preferred shares are entitled to receive dividends declared by us from the date of the subscription and/or acquisition, and to all other benefits that are conferred to the other holders of our preferred shares from then on, as provided in the Brazilian Corporation Law and in our by-laws.

PREFERENCES OF PREFERRED SHARES

The by-laws of a Brazilian corporation may specify a minimum percentage of the distributable amount that must be paid to shareholders as dividends or interest on net equity, also known as the mandatory distributable amount. Under Brazilian Corporation Law, the minimum mandatory distributable amount is 25% of our net income, after adjustments are made to certain of our reserve accounts. If the by-laws of a company are silent with respect to the minimum percentage, the established percentage will be of 50%. According to the terms of our by-laws, at least 30% of our adjusted net income must be distributed as mandatory annual dividend. Such mandatory annual distribution is to be made, in accordance with Brazilian Corporation Law, within 60 days of the annual shareholders' meeting at which the distribution is approved, unless our shareholders prescribe a different dividend payment date, in which case a dividend must be paid by such date, but in no event later than our fiscal year end. Brazilian Corporation Law permits a public company, however, to suspend payment of the

mandatory distribution if the Board of Directors and the fiscal council report to the shareholders' meeting that the distribution would be incompatible with our financial condition, subject to approval at the shareholders' meeting. The Board of Directors must file with the CVM a justification for the non-payment of a mandatory dividend, within five days of the shareholders' meeting. Profits not distributed pursuant to a decision not to pay a mandatory dividend, must be allocated to a separate reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as our financial situation permits.

According to our by-laws, the shareholders at the annual meeting may approve the creation of new classes of preferred shares that are disproportionate relative to the other classes of preferred shares, provided that the amount of non-voting preferred shares does not exceed two-thirds of our capital stock.

According to Brazilian Corporation Law and our by-laws, our preferred shares are generally non-voting. As we adhered to Level 2 of Differentiated Corporate Governance practices of BOVESPA, holders of our preferred shares are also entitled to vote in connection with certain corporate restructurings and related party transactions, such as (a) any merger, consolidation or spin-off of our company; (b) approval of any transactions between us and our controlling shareholders or parties related to our controlling shareholders; (c) approval of any valuation of assets to be delivered to us in payment for shares issued in a capital increase; (d) appointment of an expert to ascertain our fair value in connection with any deregistration and delisting tender offer or to discontinue the Level 2 Differentiated Corporate Governance Practices of BOVESPA; and (e) any amendment or cancellation of provisions of our by-laws that result in the non-performance by us of the requirements provided in Section IV, item 4.1 of the Level 2 Differentiated Corporate Governance Regulation of BOVESPA. Further, if a proposed transaction will result in a charge to the preferences of our preferred shares, holders of such shares will be entitled to vote on the transaction.

WITHDRAWAL RIGHTS AND REDEMPTION

Withdrawal rights

Any of our shareholders dissenting from certain actions taken by our shareholders in a shareholders' meeting have the right to withdraw and to receive the value of their shares.

According to Brazilian Corporation Law, shareholder withdrawal rights are triggered by actions that:

- create preferred shares or disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless that action is provided for or authorized by our by-laws (our by-laws currently authorize such action);
- modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;
- reduce the percentage of mandatory dividends;
- change our corporate purpose;
- merge us with another company if we are not the surviving entity;
- approve our participation in a group of companies;
- change our corporate form;

- merge all our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and
- the acquisition of the shareholding control of another company for a price that exceeds certain limits provided by law.

Brazilian Corporation Law, amended by Law no. 10,303/01, provides that any resolution regarding our spin-off will also entitle our shareholders to withdraw if the spin-off:

- causes a change in the purpose of the company;
- reduces our mandatory dividends; or
- causes us to join a group of companies.

In cases where we modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares, the decision will be effective only upon the prior approval or ratification by holders of preferred shares negatively affected by this action at a special meeting of the holders of preferred shares. In these cases, only such holders of the shares negatively affected by this action are entitled to withdraw.

In cases where we:

- merge with another company in circumstances in which we are not the surviving company or
- participate in a group of companies,

our shareholders will not be entitled to withdraw if, our shares (1) are liquid, defined as being part of the São Paulo Stock Exchange Index or other traded stock exchange index (as defined by the CVM), and (2) are widely held, such that the controlling shareholder or companies it controls hold less than 50% of our shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders' meeting or the above-referenced special meeting of holders of preferred shares. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

According to our by-laws, in case of their exercise of withdrawal rights, shareholders are entitled to receive book value for their shares, based on our last balance sheet approved by the shareholders (except in cases in which the economic value of our shares, calculated according to the provisions of the Brazilian Corporation Law, is lower than the book value, in which case the economic value will be applied). If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the book value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the general shareholders' meeting.

Redemption

According to Brazilian Corporation Law, we are permitted to redeem our shares if our shareholders decide to do so at a special meeting of the shareholders. The shares to be redeemed are to be chosen by lottery.

ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS

The discussion below summarizes the main provisions of Brazilian Corporation Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding interest attributed to shareholders' equity.

Calculation of distributable amount

At each annual shareholders' meeting, the Board of Directors is required to recommend how to allocate our net income for the preceding fiscal year. Such allocation is subject to approval by our shareholders. Brazilian Corporation Law defines "net income" for any fiscal year as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees' and management's participation in our net income in such fiscal year.

Consistent with Brazilian Corporation Law, our by-laws provide that an amount known as the mandatory distributable amount, equal to at least 30% of our net income, as further reduced by amounts allocated to our legal reserve, and contingency reserve (if any), and increased by any reversals of reserves of the reserve for contingencies, should be available for payment of dividends or payment of interest on net equity in any particular year. Such amount represents the minimum mandatory dividend. Moreover, the minimum mandatory dividend may be limited to the realized portion of the net income. In addition, the amount of the dividend may be further increased by the realized portion of the unrealized profits reserve. See "Reserve accounts—Unrealized profits reserve." Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of our consolidated financial statements, prepared in accordance with Brazilian GAAP.

Reserve accounts

The financial statement of companies incorporated under Brazilian law usually present two main reserve accounts: profit reserve accounts and capital reserve accounts.

Profits reserves. Our profits reserve account is comprised of a legal reserve, contingency reserve, unrealized profits reserve, retained earnings reserve and by-laws reserve.

Legal reserve. Under Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total capital. Accumulated losses, if any, may be debited from the legal reserve. The legal reserve may be used to increase our share capital, but is not available for the payment of dividends. On September 30, 2004, our legal reserve account amounted to approximately R$ 4 million.

Contingency reserve. Under Brazilian Corporation Law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year either must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs. The allotments to the contingency reserve are also subject to the approval by the shareholders entitled to vote in a shareholders' meeting. On September 30, 2004, we did not have a contingency reserve account.

Unrealized income reserve. Under Brazilian Corporation Law, in a given fiscal year the amount by which the distributable amount exceeds the "realized" net income may be allocated to an unrealized income reserve account. Brazilian Corporation Law defines "realized" net income as the amount by which our net income exceed the sum of (1) our net positive results, if any, from the equity method of

accounting and (2) the profits, gains, or returns which will be received by the company after the end of the next fiscal year related to transactions already undertaken by the company. The profits accounted for in the unrealized profit reserve, when realized, must be added to the first dividend declared after the respective realization, if not absorbed by losses in subsequent periods. On September 30, 2004, we did not have an unrealized profits reserve account.

Retained earnings reserve. Under Brazilian Corporation Law, shareholders in a general shareholders' meeting may vote to retain all or a portion of the net income provided by a capital budget previously presented by management. On September 30, 2004, we did not have a retained earnings reserve.

By-laws reserve. Under Brazilian Corporation Law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our by-laws that must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent the distribution of the mandatory distribution. Our special reserves, described below, are a form of discretionary reserve account.

Our by-laws currently provide for a "future capital increase reserve" to which we may allocate, according to recommendations of our officers, with the favorable opinion of our Board of Directors and approval of our shareholders, up to 90% of our net income (after payment of dividends or interest on net equity) to fund future capital increases in order to maintain satisfactory operational conditions. The amount set aside in this special reserve cannot at any time exceed 80% of our share capital. On September 30, 2004, our future capital increase reserve amounted to R$ 55.9 million.

Our by-laws also provide that our remaining adjusted net income (after payment of dividends or interest on net equity and after deductions pursuant to the future capital increase reserve) may be allocated to our "special statutory reserve" to ensure subsequent dividend distributions. The amount set aside in this special reserve cannot exceed at any time 20% of our share capital. We currently do not have a reserve.

The balance for the profit reserve accounts, except for the contingency reserve and the unrealized profits reserve, may not exceed our share capital. If this happens, a shareholders' meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

Capital reserve. Under Brazilian Corporation Law, capital reserves may only be applied to (i) absorb losses that exceed accumulated earnings and profits reserves, (ii) redeem, repay or buy our shares, (iii) redeem founders' shares (*partes beneficiárias*), (iv) form share capital and (v) pay dividends to preferred shares, whenever this benefit is provided for in the by-laws. Amounts eventually destined to our capital reserves are not considered in the calculation of the mandatory dividend. On September 30, 2004 we did, not have a capital reserve.

Under Brazilian Corporation Law, after the above mentioned allocations, our remaining "net income" may partially or entirely retained for discretionary appropriations for plant expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by the shareholders in a general shareholders' meeting following the issuance of an opinion by the fiscal council. Brazilian Corporation Law provides that, if a project to which the reserve for investment projects account is allocated has a term exceeding one year, the budget related to the project must be submitted to the shareholders' meeting each fiscal year until the relevant investment is completed.

Payment of dividends and interest on net equity

Brazilian Corporation Law requires, in general, that the by-laws of each Brazilian company specify the minimum percentage of the amounts available for distribution by the company in each period, which must be distributed to the shareholders as dividends, also known as mandatory distribution.

The mandatory distribution takes as basis a percentage of the adjusted net income, of no less than 25%, instead of a fixed monetary value per share. According to the terms of our by-laws, at least 30% of our net income, after adjustments are made to certain of our reserve accounts, as explained above under "—Calculation of distributable amount."

In addition to the mandatory distributable amount, our Board of Directors may recommend that our shareholders approve the payment of additional distributions from other funds legally available for distribution.

While we are required under Brazilian Corporation Law to pay a mandatory distribution every year, we are also allowed, to suspend the mandatory distribution if the Board of Directors reports to our annual shareholders' meeting that the distribution would be inadvisable based on our financial condition. Any suspension of the mandatory distribution must be approved by the fiscal council. In addition, management of companies with publicly traded securities, including us, must submit a report setting out the reasons for the suspension to the CVM, within five days from the date of the shareholders' meeting. Net income not distributed by virtue of a suspension are allocated to a special reserve and, if not absorbed by subsequent losses, are required to be distributed as soon as the financial condition of the company permits such payments. Pursuant to the Brazilian Corporation Law, the shareholders' meeting of a publicly-held company, as we are, may, provided there is no objection from any shareholder in attendance, decide on the distribution of dividends in an amount lower than the mandatory dividends, or to retain the whole net income, exclusively to raise funds by issuing debentures non convertible into shares.

The mandatory distribution may be made in the form of dividends or interest on net equity, which is equivalent to a dividend but may be deducted by us in calculating our income tax provisions.

Dividends

We are required by Brazilian Corporation Law and by our by-laws to hold an annual shareholders' meeting by no later than April 30 of each year at which, among other decisions, our shareholders may vote to declare an annual dividend. In accordance with Brazilian Corporation Law, the payment of annual dividends is based on the non-consolidated audited financial statements prepared for the immediately preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under Brazilian Corporation Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders' resolution establishes another date of payment, which, in any case, must occur prior to the end of the fiscal year in which the dividend is declared.

A shareholder has a three-year period from the date of the dividend payment to claim dividends or interest payments with respect to its shares, after which time the aggregate amount of any unclaimed dividends legally reverts to us.

Additionally, our Board of Officers may: (i) authorize the declaration and payment of semi-annual dividends, to be set off against our annual mandatory distribution of dividends, based on the semi-annual financial statements prepared on the last day of the month of June of each year; (ii) distribute dividends in shorter periods, to be set off against our annual mandatory distribution of dividends, provided that the total of the dividend paid in each six-month period does not exceed the amount of

the capital reserves; and (iii) declare intermediary dividends to the account of accumulated profits or profit reserves existing in the last annual or semi-annual financial statements, to be set off against our annual mandatory distribution of dividends.

Interest on net equity

Since January 1, 1996, Brazilian companies have been permitted to pay limited distributions to holders of equity securities and treat such payments as a deductible expense for calculation of Brazilian income tax and since 1998, for calculation of social contribution tax. The amount of the deduction is limited to the greater of (i) 50% of our net income (before payment of any interest or any deduction for income taxes or social contributions) or (ii) 50% of our accumulated profits, in each case for the relevant period only. According to the applicable legislation, we are obliged to pay to our shareholders an amount sufficient to ensure that the net amount received by them as interest on net equity, deducting withholding tax, plus the amount of the dividends declared, are at least equivalent to the minimum mandatory dividend. Our by-laws permit the payment of interest on net equity as an alternative form of payment of distributions to shareholders. The rate applied in calculating interest on net equity cannot exceed the Brazilian long-term interest rate, or TJLP, for the applicable period. Under our by-laws, the amount distributed to shareholders as interest on net equity, net of any withholding tax, may be included as part of the mandatory distribution. Any payment of interest on net equity to holders of preferred shares or ordinary shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, provided that a 25% withholding tax rate applies if the person receiving this interest is a resident of a tax haven jurisdiction (i.e., a country that does not impose income tax or that imposes it at a maximum rate lower than 20% or where the local legislation imposes restrictions to the disclosure of the shareholding structure or the investment owned). See "Taxation—Brazil—Income tax—Interest on net equity."

CONVERSION RIGHTS

Holders of our ordinary shares are permitted by our by-laws to convert such shares into preferred shares. The ratio of any such conversion is one preferred share for each common share, provided that as a result of such conversion, the number of preferred shares does not exceed two-thirds of our capital stock.

Our by-laws do not currently permit holders of our preferred shares to convert such shares into ordinary shares.

SHAREHOLDERS' RIGHTS UPON OUR LIQUIDATION

Upon our liquidation, a shareholder will receive payment for his or her share of our capital stock only after all of our obligations and liabilities are paid.

Our shareholders' meeting may define the distribution of the remaining assets among our shareholders, proportionately to their equity interest, after all the obligations are paid during the liquidation process.

Our shareholders' meeting may also define the form of appraisal of the remaining assets and its distribution to the shareholders as capital repayment. In this case, a dissenting shareholder may request the cancellation of that distribution or the payment of an indemnity in case the distribution has already occurred, by proving that such decision was taken for the exclusive benefit of the majority shareholders and to the detriment of the rights of the minority shareholders.

Once the obligations are paid and the remaining assets are divided among the shareholders, a shareholders' meeting must be called in order to approve the procedure relating to the liquidation process and to determine whether termination of such liquidation proceedings is appropriate. A

dissenting shareholder must bring any proceedings relating to the liquidation within 30 days after the publication following the shareholders' meeting that approved the liquidation.

REGISTRATION OF OUR SHARES

Our shares are held in nominative form with Banco Itaú S.A. Transfer of our shares is carried out by means of an entry by Banco Itaú S.A. in our books, which are held by Banco Itaú S.A. Banco Itaú S.A. requires presentation of a written order of the transferor or a judicial authorization or order to effect such transfers. Pursuant to our by-laws the adoption of book-entry shares is allowed for non-voting shares, such as the preferred shares being offered, which will be kept in deposit accounts opened in the name of their holders, with a financial institution authorized by CVM, and the cost of the share transfer service may be charged by the shareholder.

PREEMPTIVE RIGHTS

Except as described below, our shareholders have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their shareholdings. Our shareholders also have a general preemptive right to subscribe for any convertible debentures, in any rights offering of our shares and subscription bonuses that we may issue. A period of at least 30 days following the publication of notice of the capital increase is allowed for the exercise of the right. However, *according to Brazilian Corporation Law and our by-laws, our Board of Directors is authorized to* exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital, if the distribution of such shares is effected through a stock exchange or in a public offering or through an exchange of shares in a public offering, the purpose of which is to acquire control of another company.

Under Brazilian Corporation Law, holders are permitted to transfer or dispose of such preemptive right for consideration.

Transitional mechanism for the maintenance of liquidity in the stock exchange

Our by-laws contain clauses to prevent the concentration of our preferred shares among a small group of investors, in order to promote a more dispersed shareholder base.

This clause generally provides, subject to certain exceptions, that any shareholder that acquires a number of our preferred shares equivalent to or in excess of 8% of all our then outstanding preferred shares (without computing the shares such shareholder eventually held on the day of publication of the *minutes of our November 18, 2004 extraordinary shareholders' meeting*), shall, within 60 days as of the date of such acquisition or of the event which resulted in the shareholder owning such shares, seek registration for and, immediately after the granting of said registration, carry out a tender offer for all our outstanding shares, in compliance with the applicable regulations of the CVM, of BOVESPA and the terms of our by-laws. The price per share in such tender offer shall be equivalent to the sum of (1) the highest of (i) the highest price of our preferred share at closing of a trading session in any exchange in which our shares are traded within the 12-month period prior to such tender offer, (ii) the highest price paid by the acquiring shareholder, at any time, for one of our preferred shares or a lot of our preferred shares; and (iii) the amount equivalent to 15 times our consolidated EBITDA, minus our consolidated net indebtedness, divided by the total number of our outstanding shares and (2) a 50% premium.

This provision shall remain in force for a period of two years, counted as of the date the minutes of our November 18, 2004 extraordinary shareholders' meeting were published, being automatically

renewed for subsequent 2-year periods, except if otherwise decided by our extraordinary shareholders' meeting.

RESTRICTION ON CERTAIN TRANSACTIONS BY CONTROLLING SHAREHOLDERS, DIRECTORS, EXECUTIVE OFFICERS AND MEMBERS OF THE FISCAL COUNCIL

Our direct or indirect controlling shareholders, directors, executive officers and members of our fiscal council, which is permanent, and of any of the bodies with technical or advisory functions, established pursuant to our by-laws ("insiders" according to Brazilian securities regulation) must abstain from trading in our securities, including derivatives based on our securities, as follows, among others:

- before the public disclosure of any material act or fact with respect to our business;
- if we intend to merge with another company, consolidate, spin off part or all of our assets or reorganize;
- during the 15-day period before the disclosure of our quarterly and annual financial statements; or
- with respect only to our controlling shareholders, directors and executive officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control or if an option or proxy has been granted for the same purpose.

DELISTING AS A PUBLIC COMPANY

Our delisting as a public company must be preceded by a tender offer by our controlling shareholder or ourselves for the acquisition of all our then outstanding shares, observing the following requirements:

- that the offering price be fair as established by law; and
- that the holders of more than ⅔ of the our outstanding shares expressly agree to tender their shares or with our delisting. In this case, the definition of our outstanding shares shall only comprise the shares held by those who expressly agree with our delisting or who have agreed to tender their shares.

In accordance with the Level 2 regulation and our by-laws, the minimum price for our shares in a delisting tender offer shall be equal to the economic value of our shares, as determined by an expert chosen by our shareholders' meeting from three options supplied by our Board of Directors. The election of such expert shall be approved by an absolute majority of our outstanding shares, without considering blank votes.

Pursuant to Brazilian Corporation Law, our delisting will only be approved if preceded by a tender offer by our controlling shareholder or ourselves to acquire all our outstanding shares for a fair price, which shall at least be equal to the our valuation, as determined by one or more of the following criteria: accounting net book value, net book value assessed by market price, discounted cash flow, multiples, price of our shares in the market, or other criterion accepted by the CVM. The price under such tender offer may be revised if challenged within 15 days of its publication by holders of at least 10% of our outstanding shares, by means of a request sent to our management that a special shareholders' meeting be called to decide on whether to request a new valuation under the same or a different criterion. Our shareholders that request a new valuation and those who approve such request shall reimburse us for incurred costs if the new valuation is lower than the challenged valuation. However, if the second valuation is higher, then the tender offer will have to adopt such higher price.

DELISTING FROM LEVEL 2 OF DIFFERENTIATED CORPORATE GOVERNANCE

We may, at any time, delist our shares from Level 2 of Differentiated Corporate Governance of BOVESPA, provided that the action is approved by shareholders representing the majority of our voting capital stock at a shareholders' meeting and BOVESPA is notified in writing at least 30 days in advance.

Effective as of our delisting from Level 2 Differentiated Corporate Governance, our controlling shareholder will have 90 days to make a tender offer for the acquisition of our shares for a price at least equivalent to the economic value of our shares, as determined by an expert chosen by our shareholders' meeting from three options supplied by our Board of Directors. The election of such expert shall be approved by an absolute majority of our outstanding shares, without considering blank votes.

All other requirements applicable to delisting as a public company shall apply in case our delisting from Level 2 is a result of our delisting as a public company.

Delisting of shares from Level 2 of Differentiated Corporate Governance does not require delisting from BOVESPA.

Should our delisting from Level 2 result from a corporate restructuring in which the surviving entity (A) is neither admitted to the Level 2 of Differentiated Corporate Governance nor to the Novo Mercado of BOVESPA, or (B) does not provide for its admission to the Novo Mercado of BOVESPA, then our controlling shareholder will have 120 days, counted as of the shareholders' meeting that approved such restructuring, to make a tender offer for all our outstanding shares, for a price equivalent to the economic value of our shares.

Should our shareholding control be sold in the 12 months following our delisting from Level 2, then our selling shareholder and the relevant purchaser shall offer to purchase the shares of all our other shareholders, under the same terms and conditions our shares were sold by our controlling shareholder.

PURCHASES BY US OF SHARES OF OUR OWN CAPITAL STOCK

Our by-laws entitle our Board of Directors to approve the acquisition of our own shares. The decision to acquire our shares or maintain the acquired shares in treasury or to cancel them may not, among other things:

- result in the reduction of our share capital,
- require the use of resources greater than our accumulated profits and the profit reserves that may be distributed to our shareholders as stated in the latest balance sheet as stated in the latest balance sheet,
- create, directly or indirectly, any artificial demand, supply or share price condition or use any unfair practice, as a result of any action or omission, or
- be used for the acquisition of any non-fully-paid-in shares or shares held by a controlling shareholder.

We may not keep in treasury more than 10% of each outstanding class of our shares, including the shares held by subsidiaries and affiliates.

Any acquisition by us of our shares must be made on a stock exchange, except where the shares are registered for negotiation only in the over-the-counter market and cannot be made in private

transaction. We may also purchase our own shares for the purpose of going private. Moreover, we may acquire or issue put or call options related to our shares.

ARBITRATION

Because we adhered to the Level 2 of Differentiated Corporate Governance of BOVESPA, we, our controlling shareholders, our management and the members of our audit committee have agreed to submit to arbitration any and all disputes related to Level 2 rules and any other corporate disputes. According to our by-laws, any disputes involving us, our shareholders, our management and members of our audit committee, in connection with the enforcement of Level 2 rules, the Brazilian Corporation Law or capital market rules and provisions, will be settled through arbitration to be conducted pursuant to the Regulation of the Market Arbitration Court *(Câmara de Arbitragem do Mercado)* of BOVESPA.

DISCLOSURE REQUIREMENTS

As a publicly held corporation, we are subject to the reporting requirements established by Brazilian Corporation Law and the CVM. Further, because we are listed with Level 2 of Differentiated Corporate Governance, we must also follow the disclosure requirements provided for in the Level 2 of Differentiated Corporate Governance Listing Rules. Please see "—Disclosure of Information."

We have deposited approximately 18,878 of our preferred shares with a U.S. depository in connection with the issuance of American Depositary Shares. See "—Market Prices of Stock—American Depositary Shares." As a result, we are required to furnish to the U.S. Securities and Exchange Commission certain information, translated into English, which we file with the CVM.

Disclosure of information

Brazilian securities regulations establish that a publicly held corporation, like us, must provide the CVM and the relevant stock exchanges with certain periodic information that includes annual information statements, quarterly financial statements, quarterly management reports and reports of the independent auditors. Brazilian securities regulations also require public companies to file with the CVM shareholder agreements and notices and minutes of shareholder meetings.

We observe Level 2 of Differentiated Corporate Governance disclosure standards and are required to, among other things:

- present a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders;
- prepare our annual and quarterly financial statements in accordance with international accounting standards, such as U.S. GAAP or the International Financial Reporting Standard;
- disclose any direct or indirect ownership interest exceeding five percent of our capital stock, up to the ultimate level of individual shareholders;
- disclose the amount and characteristics of our securities held directly or indirectly by insiders;
- disclose changes in the amount of securities held by the insiders within the immediately preceding 12 months;
- include, in the explanatory notes, a cash flow statement; and
- disclose the amount of free float shares and their respective percentage in relation to the total of shares issued.

Disclosure of trading by insiders

Brazilian securities regulation requires our controlling shareholders, management, members of our fiscal council and any other technical or consultant body to disclose to us, the CVM and BOVESPA the number, types and manner of acquisition of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions. The information regarding the acquisition of such securities (amount, price and date of acquisition) must be provided to us within 10 days of the end of the month in which they were traded.

Disclosure of a material act or fact

Under Brazilian securities regulation, we must disclose any material development related to our business to the CVM and BOVESPA. We are also required to publish a notice of such material development. A development is deemed material if it has an impact on the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments.

Subscription and sale

We and the Selling Shareholders are offering the preferred shares described in this offering circular through the underwriters named below. We have entered into an underwriting agreement, dated December , 2004, with the Selling Shareholders, Companhia Brasileira de Liquidação e Custódia—CBLC and Banco Itaú BBA S.A. and Banco Pactual S.A., the underwriters. The underwriters have severally but not jointly agreed to place, and we and the Selling Shareholders have agreed to sell to them, the amounts of preferred shares set forth opposite their names below:

Name	Number of preferred shares
Banco Itaú BBA S.A.	
Banco Pactual S.A.	
Total	

Each of Banco Bradesco S.A., BB Banco de Investimento S.A., Banco Fator S.A., Ágora Senior Corretora de Valores S.A. and Banco Safra de Investimento S.A. will act as *coordenadores contratados* (coordinators) in the placement of the preferred shares in Brazil for a fee payable by the underwriters and, by virtue of an adhesion agreement, has agreed to abide by the terms of the underwriting agreement. The *coordenadores contratados* have agreed, severally but not jointly, with the underwriters to place the amounts of preferred shares set forth opposite their names below:

Name	Number of preferred shares
Bradesco	
BB	
Fator	
Ágora	
Safra	
Total	

Itaú Securities Inc. will act as agent on behalf of Banco Itaú BBA S.A. for preferred shares placed with investors outside Brazil. Pactual Capital Corporation will act as agent on behalf of Banco Pactual S.A. for preferred shares placed with investors outside Brazil.

The underwriting agreement provides that the obligation of the underwriters to place the preferred shares is subject to, among other conditions, the delivery of certain legal opinions by their legal counsel. The underwriters are obligated to place all of the preferred shares offered hereby on the Settlement Date; if any of the preferred shares are not placed, the underwriters are obliged to purchase them on a firm commitment basis, subject to certain exceptions. The preferred shares will initially be offered by the underwriters and the agents at the price per preferred share set forth below. After the offering of the preferred shares, the preferred share price and other selling terms may from time to time be varied. We and the Selling Shareholders have also entered into an agency agreement among us and the agents of the underwriters relating to the offering of preferred shares outside Brazil. The closing of the offering of preferred shares under the agency agreement and of the offering of preferred shares in Brazil under the underwriting agreement are conditioned on the simultaneous closing of both offerings.

The underwriting agreement requires that the underwriters offer a priority to various categories of investors in this offering. As such, the general public in Brazil and "investment clubs" duly registered

with BOVESPA (the "Non-Institutional Investors") will have a priority to purchase up to 20% of our preferred shares being offered hereby. During an 11 business day period prior to pricing (the "reservation period"), the general public in Brazil and investment clubs will have the opportunity to reserve preferred shares, the minimum amount for each such reservation being R$ 1,000 (one thousand reais) and the maximum being, for the general public, R$ 300,000 (three hundred thousand reais) per investor and, for investment clubs, R$ 1,000,000 (one million reais) per investor. Persons that are considered insiders to this offering, such as (i) our management or controlling shareholders, (ii) managers or controlling shareholders of the underwriters and *coordenadores contratados* and (iii) other persons somehow linked to the structuring of this offering, as well as their spouses and immediate family, must make their reserve requests for our shares until December 7, 2004. Any reserve request made by an insider after December 7, 2004 will be cancelled in case this offering is oversubscribed by one-third or more of the number of preferred shares being offered, pursuant to Article 55 of CVM Instruction no. 400. On the Settlement Date, the general public in Brazil and investment clubs will purchase at the offering price the amount of preferred shares allocated to them, by depositing the corresponding purchase price with the underwriters. In the event of an over-subscription for the preferred shares during the reservation period by the general public in Brazil or investment clubs, the underwriters will make successive allotments of the same number of our preferred shares to each investor, limited to the amount of the investment reserved by the relevant investor. Any preferred shares that are not reserved will be available to institutional investors in Brazil and abroad, including institutional investors residing outside Brazil purchasing in accordance with Resolution No. 2,689 of the Brazilian National Monetary Council ("Resolution 2,689").

Suzano Holding will grant to the underwriters an option exercisable within 30 days of the Settlement Date to place up to an aggregate of 4,200,000 additional preferred shares, to cover over-allotments, if any. The option, if exercised, will be at the price per preferred share set forth below, to be paid less the underwriting discount.

Additionally, the amount of our preferred shares being offered in this offering (excluding shares offered pursuant to the over-allotment option) may be increased by up to 20%, pursuant to the provisions of the 2nd paragraph of Article 14, of CVM Instruction No. 400.

Pursuant to the underwriting agreement and a separate agency agreement, we and the Selling Shareholders will indemnify the underwriters and their agents against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the underwriters and the agents may be required to make in respect thereof.

The following table shows the per preferred share and total proceeds of the offering, the underwriting discount to be paid by us and the Selling Shareholders to the underwriters and the proceeds before expenses to us and the Selling Shareholders. This information is presented assuming either no exercise or exercise by the underwriters of their over-allotment option in full.

	Per share	Without over-allotment option	With over-allotment option
Gross proceeds	R$	R$	R$
Underwriting discount			
Proceeds, before expenses, to us			
Proceeds, before expenses, to the Selling Shareholders			

(1) Our expenses in connection with the offering, exclusive of the underwriting discount, are estimated at R$ million.

The expenses and the underwriting discount will be divided pro rata among the Selling Shareholders and us based on the number of preferred shares placed in the primary and secondary offerings.

The underwriters have also informed us that the price at which the preferred shares will be offered will be based primarily on the demand from institutional investors they encounter at various price levels in the course of the bookbuilding process.

We have also been advised by the underwriters that they propose to place the preferred shares initially with qualified institutional buyers, or QIBs, in the United States in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and elsewhere outside Brazil in reliance on the exemption from the registration requirements of the Securities Act provided by Regulation S.

The preferred shares have not been registered under the Securities Act and will be subject to significant placement restrictions. See "Notice to investors." Until 40 days after the commencement of this offering, an offer or sale of shares within the United States by a broker-dealer, whether or not it is participating in this offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to Rule 144A.

We and the Selling Shareholders have been advised by the underwriters that they and/or the agents may trade in the preferred shares as permitted by applicable laws and regulations, but are not obligated to do so and may discontinue such trading at any time without notice. No assurance can be given as to the liquidity of the trading market for the preferred shares.

In connection with this offering, Banco Itaú BBA S.A., acting through Itaú Corretora de Valores, S.A., on behalf of the underwriters, may engage in transactions that stabilize, maintain or otherwise affect the price of the preferred shares for a period of up to 30 days after the Settlement Date. Reports on such stabilization activity are required to be furnished to the CVM. Specifically, Banco Itaú BBA S.A. may over-allot in connection with the offering, creating a syndicate short position. In addition, Banco Itaú BBA S.A. may bid for, and purchase, preferred shares in the open market to cover syndicate short positions or stabilize the price of such preferred shares. Any of these activities may stabilize or maintain the market price of these preferred shares above independent market levels or delay a decline in the market price of the preferred shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters and the agents have from time to time in the past provided, and may in the future provide, investment banking, financial advisory, banking and other services to us and our affiliates, and the Selling Shareholders and its affiliates, for which they have received or expect to receive customary fees. Banco Itaú S.A. and another bank have also agreed to provide bank financing to our officers, employees and contract workers, as well as to officers, employees and contract workers of other companies of the Suzano group that are interested in acquiring our preferred shares in the offering in Brazil, limited to a minimum purchase of 100 shares and a maximum of three gross salaries.

The preferred shares will not be offered or sold to persons in the United Kingdom, except to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer, to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. This offering circular may only be communicated in connection with the issue or sale of the preferred shares in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to us.

The preferred shares may be offered outside Brazil only to investors registered with the Brazilian CVM and acting through custody accounts managed by local agents pursuant to Resolution 2,689.

The preferred shares are traded on BOVESPA and on the Latibex section of the Madrid Stock Exchange.

Other than with respect to the public offering of our preferred shares on BOVESPA, no action has been or will be taken in any country or jurisdiction by us or the underwriters that would permit a public offering of our preferred shares, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this offering circular comes are required by us and the underwriters and their agents to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver shares or have in their possession or distribution such offering material, in all cases at their own expense.

SHARES ELIGIBLE FOR FUTURE SALE

We have agreed with the underwriters, on their own behalf and on behalf of their agents, until 120 days after the Settlement Date, not to issue, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or grant any rights with respect to, any preferred shares or any options or warrants to purchase any preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, directly or indirectly, preferred shares. We call such actions, other than issuance, "transfer."

The Selling Shareholders, our directors and officers have agreed with the underwriters' representative, on behalf of the underwriters and their agents, not to transfer, without the prior written consent of the representative on behalf of the underwriters and their agents and subject to certain exceptions, until 120 days after the Settlement Date, any of such securities they hold on the day after the date of this offering circular. Therefore, subject to certain exceptions, 120 days after the Settlement Date, their preferred shares will become eligible for resale, assuming that the over-allotment option has not been exercised.

We cannot assure you that the underwriters and the agents will not waive these lock-up obligations, in which case these preferred shares would become eligible for sale earlier.

We cannot predict the effect, if any, that future sales of preferred shares, or the availability of such preferred shares for future sale, will have on the market price of these preferred shares prevailing from time to time or on our ability to raise capital in the future. Sales of substantial amounts of preferred shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the preferred shares and our ability to sell preferred shares in the future at a time and at a price that we deem appropriate.

Trading, settlement and clearance

TRADING ON THE BRAZILIAN STOCK EXCHANGES

The shares will trade on BOVESPA, which is a not-for-profit entity owned by its member brokerage firms. Trading on BOVESPA is limited to member brokerage firms and a limited number of authorized non-members.

The CVM and BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on BOVESPA, including the *Novo Mercado* and Levels 1 and 2 of Differentiated Corporate Governance, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

The shares of all companies listed on BOVESPA, including *Novo Mercado* and Level 1 and Level 2 companies, are traded together.

Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of a separate clearing houses for BOVESPA, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the third business day following the trade date. The clearing house for BOVESPA is *Companhia Brasileira de Liquidacão e Custódia*, or CBLC.

In order to reduce volatility, BOVESPA has adopted a "circuit breaker" system, pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of BOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

Although the Brazilian equity market is Latin America's largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, BOVESPA is less liquid than the New York Stock Exchange and other major exchanges in the world. As of November 30, 2004, the aggregate market capitalization of the 359 companies listed on BOVESPA was equivalent to approximately R$ 848.3 billion, and the ten largest companies listed on BOVESPA represented approximately 47.43% of the total market capitalization of all BOVESPA-listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See "—Investment in the preferred shares by non-residents of Brazil."

REGULATION OF BRAZILIAN SECURITIES MARKETS

The Brazilian securities markets are principally governed by Law No. 6,385, dated December 7, 1976, and Brazilian Corporation Law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation, and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other

jurisdictions. Accordingly, while we have not adopted our own policies relating to insider trading, any trades or transfers of our equity securities by our officers and directors, our controlling shareholder(s) or any of the officers and directors of our controlling shareholder(s) must comply with the regulations issued by the CVM, in particular Instruction No. 358.

Under Brazilian Corporation Law, a corporation is either public *(companhia aberta)*, such as we are, closely held *(companhia fechada)*. All public companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are listed with Level 2 of Differentiated Corporate Governance of BOVESPA, the rules of which impose stricter disclosure requirements than the standard BOVESPA listing. See "Market prices of stock—General."

We have the option to ask that trading in securities on BOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

INVESTMENT IN THE PREFERRED SHARES BY NON-RESIDENTS OF BRAZIL

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the Brazilian stock exchange provided that they comply with the registration requirements set forth in Resolution No. 2,689 and CVM Instruction No. 325.

With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market revolving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under the preferred shares are made through the commercial rate exchange market.

In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

- appoint a representative in Brazil with powers to take actions relating to the investment;
- appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM; and
- through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank and the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Please refer to "Taxation—Brazil" in this offering circular for a description of the tax consequences to an investor residing outside Brazil of investing in the preferred shares in Brazil.

Notice to investors

Because of the following restrictions, investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the preferred shares.

The preferred shares have not been registered under the Securities Act. They may not be offered or within the United States except:

- in compliance with the registration requirements of the Securities Act and all applicable securities laws of the states of the United States; or
- pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of the states of the United States.

Accordingly, the preferred shares are being offered and sold only:

- inside the United States to qualified institutional buyers in compliance with the exemption from the registration requirements of the Securities Act provided by Rule 144A; and
- outside the United States in offshore transactions in accordance with Rule 903 of Regulation S.

Each purchaser of the preferred shares in the United States will be deemed to have agreed not to deposit such preferred shares into an unrestricted American depositary receipt facility for as long as such shares are "restricted securities" within the meaning of Rule 144 under the Securities Act and to have represented and agreed as follows:

(1) The purchaser (A) is a qualified institutional buyer, (B) is aware that the sale of the preferred shares to it is being made in reliance on Rule 144A and (C) is acquiring those preferred shares for its own account or for the account of a qualified institutional buyer.

(2) The preferred shares have not been, nor will they be, registered under the Securities Act and may not be re-offered, resold, pledged or otherwise transferred except (A) (i) to a person who the purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction Complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. **No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the preferred shares.**

We acknowledge that for so long as any of the preferred shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, holders of such restricted securities, and prospective purchasers (as designated by such holders) of such restricted securities, shall have the right to obtain upon request any information required to be provided by Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to and in compliance with Section 13 or 15(d) of the Exchange Act, or we are not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the Exchange Act.

Terms used herein that are defined in Rule 144A or Regulation S are used herein as defined therein.

Pursuant to Brazilian Resolution 2,689, transfers of preferred shares, including by or between residents of jurisdictions outside Brazil, may be effected only in Brazil. Please see "Trading, settlement and clearance—Investment in the preferred shares by non-residents of Brazil."

Taxation

UNITED STATES

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the preferred shares by a beneficial owner of the preferred shares that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the preferred shares. This summary deals only with initial purchasers of the preferred shares that are U.S. Holders that will hold the preferred shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the preferred shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the preferred shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

We believe that we are not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, and we do not anticipate becoming a PFIC in the future. Therefore, this summary assumes that we are not a PFIC. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986 (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE PREFERRED SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

General

Distributions paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), including distributions characterized as payments of interest on net equity for Brazilian tax purposes, generally will be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations, or for the reduced tax rates applicable to certain dividend income received by individuals.

Foreign currency dividends

Dividends paid in reais will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the reais are converted into U.S. dollars at that time. If dividends received in reais are

converted into U.S. dollars on the day they are received, the U.S. Holder generally will not realize foreign currency gain or loss in respect of the dividend income.

Effect of Brazilian withholding taxes

As discussed in "Taxation—Brazil," under current law, payments characterized as interest on net equity for purposes of Brazilian tax law to foreign investors are subject to Brazilian withholding tax. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Brazilian taxes withheld by us, and having paid over the withheld taxes to the Brazilian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from us with respect to the payment.

A U.S. Holder generally will be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us. Dividends paid by us generally will constitute foreign source "passive income." In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder (i) has not held the preferred shares for at least 16 days in the 30-day period beginning 15 days before the ex dividend date, or (ii) holds the preferred shares in arrangements in which the U.S. Holder's expected profit is insubstantial.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Brazilian taxes.

Sale or other disposition

Upon a sale or other disposition of the preferred shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder's adjusted tax basis in the preferred shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the preferred shares exceeds one year. For a non-corporate U.S. Holder, the maximum long-term capital gains rate generally is 15%.

Any such capital gain or loss generally will be U.S. source. Therefore, a U.S. Holder may have insufficient foreign source income to utilize foreign tax credits attributable to any Brazilian withholding tax imposed on a sale or disposition. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit attributable to this Brazilian withholding tax.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to the preferred shares by a U.S. paying agent or other U.S. intermediary will be reported to the U.S. Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

BRAZIL

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares by a holder that is not domiciled in Brazil (a "non-

resident holder"). It is based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.

The following discussion summarizes the principal tax consequences applicable under Brazilian law to a non-resident holder of preferred shares in general, and, therefore, it does not specifically address all of the Brazilian tax considerations applicable to any particular non-resident holder, and each non-resident holder should consult its own tax adviser concerning the Brazilian tax consequences of an investment in shares. The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. Nevertheless, please note that Brazil has not entered into any tax treaty with the United States.

Income tax
Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a non-resident holder of shares, are currently not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated as of January 1, 1996.

Interest on net equity
Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as us, to make distributions to shareholders of interest on net equity. These distributions may be paid in cash. This interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

- 50% of net income (before social contribution on profits and corporate income tax and taking into consideration the deduction of the owned interest amount attributable to shareholders) related to the period in respect of which the payment is made; and
- 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a non-resident holder is subject to withholding income tax at the rate of 15%, or 25% if the non-resident holder is domiciled in a tax haven—that is, a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment ("tax haven residents"). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

Gains
According to Law No. 10,833/03, the gains related to disposition or sale of assets located in Brazil, such as the preferred shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the non-resident holder to a resident or person domiciled in Brazil or to another non-resident or person domiciled in Brazil.

Gains realized as a result of a transaction carried out on a Brazilian stock exchange are the excess of the amount in reais realized on the sale or exchange of a security and its acquisition cost measured in reais (without correction for inflation).

For purposes of taxation of gains earned in a sale or disposition of preferred shares, two situations should be considered:

- gains earned by non-resident holders registered under Resolution No. 2,689, other than tax-haven residents, are not subject to income tax (unless the sale takes place outside a Brazilian stock exchange, in which case the gains are subject to a 15% income tax); and
- gains earned by non-resident holders who invest in Brazil through any means other than under Resolution No. 2,689 ("non-registered investors")—and tax-haven residents—whether or not they are registered under Resolution No. 2,689.

In this last situation, gains derived from the sale of the preferred shares on the Brazilian stock exchange by non-registered investors and tax-haven investors are subject to income tax at a rate of 20% (based on Provisional Measure No. 206, enacted on August 6, 2004 (which will become law, effective as of January 1, 2005), the rate of 20% will be reduced to 15% and the sale or disposal of preferred shares will be subject to withholding income tax at a rate of 0.005%). Please note that, in this case, the non-registered investor must appoint an attorney-in-fact, who will be responsible for calculating and collecting this income tax. Furthermore, a sale of preferred shares outside a Brazilian stock exchange will be subject to income tax at a rate of 15% or 25% (in case of tax haven residents).

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference in reais between the amount effectively received by the non-resident holder and the corresponding acquisition cost is treated as capital gain derived from sale or exchange of preferred shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25% (in case of tax haven residents).

TAX ON FOREIGN EXCHANGE AND FINANCIAL TRANSACTIONS ("IOF TAX")

Foreign exchange transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance is permitted to increase the rate at any time, up to 25%. However, any increase in rates may only apply to future transactions.

Tax on transactions involving bonds and securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF applicable to transactions involving stocks is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% per day, but only in respect to future transactions.

Temporary contribution on financial transactions ("CPMF Tax")

Any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38%. Currently, the acquisitions of shares on a Brazilian stock exchange are exempt from the CPMF tax.

CPMF tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of stocks, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares.

Legal matters

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian counsel for the underwriters, will pass on the validity of the preferred shares. Cleary, Gottlieb, Steen & Hamilton, U.S. counsel for this transaction, will pass on certain legal matters for us and for the underwriters.

Independent accountants

Our consolidated financial statements for the years ended December 31, 2003 and 2002 presented in this offering circular have been audited by KPMG Auditores Independentes.

Our consolidated financial statements included in this offering circular at and for the years ended December 31, 2003 and 2002 were prepared in accordance with Brazilian GAAP, and have been audited by KPMG Auditores Independentes, independent auditors, under Brazilian generally accepted auditing standards ("Brazilian GAAS") established by the Brazilian Institute of Independent Auditors (*Instituto dos Auditores Independentes do Brasil* or IBRACON) together with the Federal Accounting Council (*Conselho Federal de Contabilidade*). KPMG Auditores Independentes auditors' report contains language that states that their report is based upon their audit and the report of other auditors.

Our unaudited consolidated interim financial statements included in this offering circular at and for the nine-months ended September 30, 2004 and 2003, were prepared in accordance with Brazilian GAAP. Our unaudited consolidated interim financial statements at and for the nine-months ended September 30, 2004 were reviewed by Deloitte Touche Tohmatsu Auditores Independentes. Our unaudited consolidated interim financial statements at and for the nine-months ended September 30, 2003 were reviewed by KPMG Auditores Independentes. Deloitte Touche Tohmatsu Auditores Independentes and KPMG Auditores Independentes performed their reviews in accordance with Brazilian GAAS, and issued limited review reports, which contain language that states that their reports are based upon their reviews and the reports of other auditors. However, they did not audit and they did not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied.

Summary of Brazilian accounting methodologies and certain significant differences between Brazilian and United States accounting principles

Our financial statements for the two years ended December 31, 2003 and 2002 and for the nine months ended September 30, 2004 and 2003, included in this offering circular, have been prepared in accordance with Brazilian GAAP.

Accounting principles prescribed by Brazilian corporate law, from which Brazilian GAAP is derived, for periods before September 30, 2002 encompass the accounting principles established by the Brazilian Corporation Law, and the rules and regulations of the CVM.

Brazilian GAAP differs from U.S. GAAP and guidelines of the U.S. Securities and Exchange Commission (the "SEC"). There are significant differences between Brazilian GAAP and U.S. GAAP. Accounting principles in Brazil, from which Brazilian GAAP is derived, are stated more generally than U.S. GAAP and the body of pronouncements in which Brazilian GAAP is set forth is less comprehensive than in the case of U.S. GAAP. No reconciliation to U.S. GAAP of any of the financial statements presented in this offering circular has been prepared for the purposes of this offering circular or for any other purposes. There can be no assurance that a reconciliation would not identify material quantitative differences between our financial statements as prepared on the basis of Brazilian GAAP and such financial statements as prepared on the basis of U.S. GAAP. Further, investors shall also consider the following relevant aspects with respect to this summary:

- Future differences between Brazilian GAAP and U.S. GAAP resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary.
- Ongoing projects of the regulatory bodies that promulgate Brazilian GAAP and U.S. GAAP can affect future comparisons between Brazilian and U.S. GAAP.
- This summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of the Brazilian and United States accounting professional bodies.
- The U.S. accounting principles referred to herein do not include any additional accounting adjustments or disclosure that the SEC may require.
- In making an investment decision, investors must rely upon their own examination of the business, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Brazilian and U.S. GAAP and how those differences might impact the financial information contained herein.

PRINCIPAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN BRAZIL AND THE UNITED STATES OF AMERICA

The following is a summary of the main differences between Brazilian GAAP, as disclosed in our audited consolidated financial statements, and U.S. GAAP as they related to us. The matters described cannot necessarily be expected to reveal all differences between Brazilian GAAP and U.S. GAAP applicable to us.

- **Forms of Presentation—Consolidation:** Under Brazilian GAAP, financial statements may be presented on a stand alone basis with subsidiaries and joint ventures accounted for on an equity basis, on a consolidated basis (Consolidated) whereby subsidiaries are fully consolidated and joint

ventures are accounted for on a proportional consolidation basis, and on a consolidated holding (Consolidated Holding) basis whereby subsidiaries are fully consolidated and joint ventures are accounted for on an equity basis. Consolidation of subsidiaries for publicly traded companies is generally required under Brazilian GAAP. For the purposes of such consolidation, controlling interest means the right, whether by shareholders' agreement or otherwise to:

- direct corporate resolutions;
- appoint or remove the majority of directors or executive officers;
- exercise operational control (for example, companies with a common management or sharing a trade name or trademark); or
- exercise corporate control (including indirect participation—shares held by related parties and through funds).

Under U.S. GAAP, the basic rule is that when a company has a controlling interest (either through a majority voting interest, or through the existence of other control factors) in another company, such company's financial statements should be consolidated with those of the parent. Consolidation is not required where control is temporary or does not rest with the majority owner. The minority stockholders' share of the subsidiaries' earnings is deducted from (or losses added to) the consolidated results of operations. Losses applicable to the minority interest which exceed its interest in consolidated stockholders' equity should be applied to the majority interest. Equity investments in non-controlled companies are usually accounted for following the equity method of accounting. Proportional consolidation generally is not allowed under U.S. GAAP.

- **Inflation accounting principles:** Under Brazilian GAAP, because of the highly inflationary conditions which historically existed in Brazil, a form of inflation accounting, referred to as monetary correction, was in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under Brazilian Corporate Law (the "Corporate Law Method") and the other, the integral restatement method (the "Constant Currency Method") required by the CVM until December 31, 1995. Financial statements prepared in accordance with the Corporate Law Method have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining taxable income. However, as from January 1, 1996, inflation accounting adjustments were discontinued for financial statements prepared under the Corporate Law Method (i.e., for tax and dividend determination purposes).

  Under U.S. GAAP, in most cases the price level restatement of financial statements is not permitted. However, inflation accounting following the methodology prescribed by Accounting Principles Board Statement No. 3, "Financial Statements Restated for General Price-Level Changes" is required for companies which report in local currency, operating in hyper-inflationary economies in which cumulative inflation has exceeded 100% over the last three years. As a result, for U.S. GAAP purposes financials should be adjusted for the effects of inflation until the date on which the Brazilian economy was no longer deemed to be hyper-inflationary, which is when the general price index is measured at less than 100% over the preceding three years. Brazil was no longer considered highly inflationary from July 1, 1997. Therefore, U.S. GAAP financial statements for periods after June 30, 1997 are not adjusted for the effects of inflation.

- **Business combinations and purchase accounting and goodwill:** Brazilian GAAP does not specifically address business combinations and purchase accounting. The purchase method is applied based on book values. Goodwill or negative goodwill on the acquisition of a company is computed as the difference between the cost of acquisition and its underlying book value. The

excess of cost over the net book value of an acquired company is recorded as goodwill under one of the following reasons: step-up basis of the assets; future profitability; and other reasons. Such goodwill should be amortised as follows depending on its nature:

- Step-up basis of the assets: Goodwill or negative goodwill should be amortised proportionally to the corresponding asset realisation in the acquiree;
- Future profitability: Goodwill or negative goodwill should be amortised during the time period that expected results are achieved. In this case, the amortisation period should not exceed ten years;
- Other reasons: Goodwill or negative goodwill should be expensed immediately.
- For tax purposes, the minimum goodwill amortisation period accepted is five years, regardless of how the goodwill is classified.

Until July 2001, under U.S. GAAP and in accordance with APB Opinion No. 16 (APB No. 16), "Business Combinations," business combinations were accounted for as either purchases or pooling of interests. However, these two methods were not alternatives for the same transaction and distinctive conditions had to be met to require pooling of interests. During June 2001 the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," which amends APB No. 16 and which requires, among other things, that all business combinations, except those involving entities under common control be accounted for by a single method—the purchase method. The combination of entities under common control is accounted for in a manner similar to a pooling of interest. Under this method, the recorded assets and liabilities of the separate enterprises generally become the recorded assets and liabilities of the combined enterprise. Additionally, the combined enterprise records as capital, the capital stock and capital in excess of par or stated value of outstanding stock of the separate enterprises. Similarly, retained earnings or deficits of the separate enterprises are combined and recognised as retained earnings or deficits of the combined enterprise. Any assets or liabilities exchanged to effect the transfer are accounted for as a capital dividend to, or capital contribution by, the transferor. Under the pooling of interest method, the financial statements of the combined enterprise for periods prior to the combination are restated to present the previously separate enterprises as if they had always been combined.

The purchase method is applicable for a business combination in which one company acquires an unrelated company. Under both APB No. 16 and SFAS No. 141, the acquiring company records as its cost, the assets acquired less liabilities assumed. The acquired company's assets and liabilities are adjusted to give effect to their fair value. Under the previous APB No. 16, after the assets (including certain intangibles) and liabilities of the acquired companies were adjusted to their fair values at the acquisition date, if the purchase price exceeded the amount of such fair value, the excess was recorded as goodwill (intangible asset) in the books of the acquiring company and amortised over the period of benefit, not to exceed forty years. Now, under SFAS No. 141, more detailed guidelines have been provided as to the recognition of intangible assets (as defined in the SFAS) before allocating any excess of the purchase price over the fair value of the net assets being acquired to goodwill. Also, under SFAS No 141 and the new SFAS No. 142 "Goodwill and Other Intangible Assets," goodwill and other intangible assets with indefinite lives are no longer amortised. Under SFAS No. 142, the amount of goodwill is evaluated for impairment at least annually, and in the case of impairment its recorded value will be adjusted accordingly. Under the previous APB No. 16, the excess of fair value of net assets acquired over the purchase price, referred to as negative goodwill, reduced noncurrent assets to zero, and any remaining balance was considered a deferred credit and amortized over the estimated period of benefit, not to exceed forty years. Under SFAS No. 141, if any balance remains, after noncurrent assets are reduced to zero,

such remaining balance is recognized as an extraordinary gain in the statement of operations. Under the purchase method, the financial statements of the acquiring company for periods prior to the acquisition are not restated. APB No. 16 and SFAS No. 141 require the presentation of pro forma results of operations for the current and comparative periods of business combinations accounted for as purchases.

- **Investments in debt and equity securities:** Under Brazilian GAAP, marketable debt and equity securities are generally stated at the lower of monetarily adjusted (up to December 31, 1995) cost or market value and reflect realized gains and losses in income.

  Under U.S. GAAP, in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," for companies in industries not having specialized accounting practices, the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

  - Companies classify debt securities that the company has the positive intent and ability to hold to maturity as "held-to-maturity" securities and report them at amortised cost;
  - Companies classify debt and equity securities they hold principally for the purpose of selling them in the short term as "trading securities" and report them at fair market value, including unrealised gains and losses in income; and
  - Companies classify debt and equity securities that they have not classified either as "held-to-maturity" or "trading securities" as securities available-for-sale and report them at fair value, excluding unrealised gains and losses from earnings and reporting them in a separate component of shareholders' equity until realized.

- **Foreign currency:** Under Brazilian GAAP, monetary assets and liabilities denominated in foreign currencies are translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income. For our foreign subsidiaries and affiliates, their assets and liabilities are translated into reais at the foreign exchange rate in effect at the balance sheet date. Under U.S. GAAP, in most cases, the price-level restatement of financial statements is not permitted. SFAS 52 prescribes methodology for companies operating in hyper-inflationary environments in which inflation has exceeded 100% over the last three years and which report in local currency. Since 1998, the Brazilian economy has no longer been considered highly inflationary, as the increase in the general price index has been less than 100% over the previous three years.

- **Derivative financial instruments:** Under Brazilian GAAP, derivative financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued through the balance sheet date. We use derivative financial instruments to minimize the risks on loans and financing in foreign currency. According to our internal policies, we do not hold or issue derivative financial instruments for trading purposes. The fair value of "swaps" and future options are recorded at the estimated amount that we would receive or pay to terminate the transaction at the balance sheet date. Under U.S. GAAP, detailed rules on accounting for derivatives and hedging exist, and require that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

- **Interest earning bank deposits:** Under Brazilian GAAP, we record our interest earning bank deposits at cost, plus income accrued to the balance sheet date, which does not exceed market value. Under U.S. GAAP, interest earning bank deposits are carried at market value with gains and

losses recognized in the income statement. Such financial assets can also be classified either as held to maturity at amortized cost with gains and losses recognized in the income statement, or classified as available for sale with gains and losses classified in the other comprehensive income in the shareholders' equity.

- **Investments:** Under Brazilian GAAP, we value our investments in subsidiaries using the equity method and record other investments at cost deducted by a provision for loss (when applicable). Under U.S. GAAP, the equity method of accounting is applicable only to those investments in which the parent company's participation through ordinary voting shares is greater than 20% and less than 50% of the share capital of the subsidiary or affiliate and where the parent company does not have control.

- **Property, plant and equipment:** Under Brazilian GAAP, we record property, plant and equipment at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives of the relevant asset. Reforestation is composed of the costs of acquisition, formation and conservation and we calculate its depletion in keeping with the harvests based on the average cost of the forests. Under U.S. GAAP, property, plant and equipment are reported at their historical cost less accumulated depreciation. Interest is capitalized if certain criteria are met. Voluntary revaluations are not permitted, except in the case of the valuation of property, plant and equipment acquired in business combinations.

- **Impairment of long-lived assets:** Under Brazilian GAAP, the carrying values of fixed assets are written down to realizable values when it is estimated that the depreciation charges on such carrying value would cause the company, within the context of the balance sheet as a whole, to realise net losses in future periods. Write-downs are taken in amounts necessary to eliminate such losses when operating income is insufficient within the context of the fixed asset group to recover the depreciation. Cash flow computations in order to determine potential asset impairment, although permitted, are not required.

  In the past, SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" established that whenever events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable, calculations of undiscounted cash flows expected to be derived from assets in service were necessary to determine whether impairment had occurred. In the event such cash flows were not expected to be sufficient to recover the recorded value of the assets, such assets were written down to their estimated fair values based on discounted cash flow analyses.

  During August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which superseded SFAS No. 121, but retained the fundamental provisions of SFAS No. 121 for (a) recognition/ measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also superseded the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30), "Reporting the Results of Operations" for segments of a business to be disposed of, but retained APB No. 30's requirement to report discontinued operations separately from continuing operations, and extended that reporting to a component of an entity that either has been disposed of or it is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged.

- **Deferred charges:** Under Brazilian GAAP, we record our deferred charges at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum

period of 10 years. Goodwill is based on future economic benefits and is amortized over a 10-year period. U.S. GAAP is more restrictive as to the costs that can be capitalized and the periods over which such costs are amortized. Construction and expansion costs are generally allocated to property, plant and equipment. Pre-operating costs, organization costs and start-up expenses are normally charged to operations. Goodwill is not amortized but is subject to impairment testing at least every year.

- **Income and social contribution taxes:** Under Brazilian GAAP, income tax on the profit for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. The current tax rates are as follows: (i) income tax: computed at the rate of 25% (15% of taxable income, plus an additional 10%) and (ii) social contribution tax: computed at the rate of 9% of adjusted taxable income. The deferred tax asset resulting from tax losses carryforward, negative basis of social contribution and temporary differences were established in accordance with CVM Instruction 371 of June 27, 2002, and consider the profitability history and the expectation of future taxable income generation, based on a technical study of viability. Under U.S. GAAP, deferred taxes are recognized by the liability method for temporary differences and significant tax disclosures are required. Deferred tax benefits are recognized when it is more likely than not that a benefit will be realized.

- **Pension and other benefits:** Under Brazilian GAAP, employee pension costs and other benefits were expensed as they fell due. Based on pronouncements issued by IBRACON, CVM has recently issued the Deliberation 371/2000, effective 1 January 2002 (some disclosures are required for the 31 December 2001 financial statements), which provides substantially the same accounting practices determined by SFAS No. 87 "Employers' Accounting for Pensions" and of SFAS No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions." Under U.S. GAAP, employee pension costs are recognised in accordance with SFAS No. 87, "Employers' Accounting for Pensions." In addition to the differences in cost recognition, the disclosures required with respect to employee pensions before the effective date of Deliberation 371/2000 were considerably more detailed under U.S. GAAP than under Accounting Practices Adopted in Brazil. SFAS No. 87 does not apply to social security systems under which the government pays pensions to retirees and obtains funds through payroll taxes or levies on employees. Under such systems, employers normally have no responsibility to make the pension payments and there is no relationship between the taxes paid and recorded by the employer and pensions paid by the government. SFAS No. 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS No. 87 also provides for the prospective amortisation of costs related to changes in the benefit plan, as well as the obligation resulting from transition, and requires disclosure of the components of periodic pension costs and the funded status of pension plans. If the new Deliberation 371/2000 was implemented up to December 31, 2001, the impact on adoption would be recognized against retained earnings; if the standard was implemented after such date the impact would be recognized in income over the shorter of five years or the estimated remaining service life of the employees covered by the plan.

  Under U.S. GAAP, SFAS No. 106 applies to all post-retirement benefits related to life insurance provided outside a pension plan or to other post-retirement health care and welfare benefits expected to be provided by an employer to current and former employees. SFAS No. 106 is similar to SFAS No. 87 in that the cost of a post-retirement benefits plan should be recognised over the employees' service periods and that actuarial assumptions are used to project the cost of health care benefits and the present value thereof. Under SFAS No. 106, a company is required to describe the plan, employee groups covered, type of benefits provided, funding policy, types of

assets held, and any matter affecting comparability, among other disclosures. U.S. GAAP, SFAS No. 112, "Employers' Accounting for Post-employment Benefits," establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. Post-employment benefits include, but are not limited to, salary continuation, severance benefits, disability, and counselling and continuation of benefits such as health care benefits and life insurance coverage. SFAS No. 112 requires employers to recognise the obligation to provide post-employment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," if the obligation is attributable to employees' services already rendered, employees' rights to those benefits are accumulated or vested, if payment of the benefits is probable, and if the amount of the benefit can be reasonably estimated. If those four conditions are not met, the employer should account for post-employment benefits when it is probable that a liability has been incurred and the amount can be reasonably estimated in accordance with SFAS No. 5, "Accounting for Contingencies."

- **Revaluation reserves:** Under Brazilian GAAP, revaluation reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes, which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against retained earnings. Under U.S. GAAP, voluntary revaluations are not permitted.

- **Statements of cash flows and added value:** Under Brazilian GAAP, we voluntarily present the statements of cash flows prepared in accordance to NPC 20—Statement of Cash Flows, issued by IBRACON—Brazilian Institute of Independent Auditors and the statements of added value (DVA), prepared in accordance to the Circular-Notice/CVM/SNC/SEP/01/00. Under U.S. GAAP, FAS 95, "Statement of Cash Flows," requires that a statement of cash flows be presented by all companies identifying cash flows from operating, investing and financing activities. The statement of added value does not exist in U.S. GAAP.

- **Guarantees:** Under Brazilian GAAP, no specific pronouncement addresses the accounting and disclosures requirements for guarantees.

  In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002.

- **Comprehensive income:** Brazilian GAAP does not embody the concept of comprehensive income.

  Under U.S. GAAP, SFAS No. 130 "Reporting Comprehensive Income requires the disclosure of comprehensive income," comprehensive income is comprised of net income and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealised gains and losses for available-for-sale securities under SFAS No. 115, as well as the effects of the effective portion of cash flow hedge accounting under SFAS No. 133 and minimum pension liabilities under SFAS No. 87.

- **Financial statement note disclosure:** Brazilian GAAP generally requires less information to be disclosed in financial statements footnotes than U.S. GAAP. Disclosures required under U.S. GAAP

not typically found in Brazilian GAAP financial statements include, but are not limited to, the following:

- General business, political and economic risks;
- Off-balance sheet risks and commitments, concentration of credit risk and major customers;
- Irrevocable commitments such as take-or-pay or minimum sales contracts;
- Details of guarantees provided to third parties;
- Advertising expenses and assets;
- Research and development costs;
- Analysis of sales by geographical area;
- Financing facilities and terms; and
- Footnote disclosure of summarized financial statements of affiliated companies that meet certain tests of significance.

Financial statements

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INDEX TO FINANCIAL STATEMENTS

Suzano Petroquímica S.A.

Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

Consolidated Interim Financial Statements (unaudited) for the Nine Months Ended September 30, 2004 and Independent Accountants' Review Report

Consolidated Interim Financial Statements (unaudited) for the Nine Months Ended September 30, 2003 and Independent Accountants' Limited Review Report

Polibrasil Resinas S.A.

Consolidated Financial Statements of Polibrasil Participações S.A. for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

Consolidated Interim Financial Statements (unaudited) of Polibrasil Participações S.A. for the Nine Months Ended September 30, 2004 and 2003 and Independent Accountants' Review Report

INDEX TO FINANCIAL STATEMENTS

Politeno Indústria e Comércio S.A.

Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

Consolidated Interim Financial Statements (unaudited) for the Nine Months Ended September 30, 2004 and Independent Accountants' Review Report

Petroflex Indústria e Comércio S.A.

Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

Consolidated Interim Financial Statements (unaudited) for the Quarter Ended September 30, 2004 and Independent Accountants' Review Report

INDEX TO FINANCIAL STATEMENTS

Rio Polímeros S.A.

Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

Consolidated Interim Financial Statements (unaudited) for the Nine Months Ended September 30, 2004 and 2003 and Independent Auditors' Limited Review Report

Suzano Petroquímica S.A.
(Publicly-traded Company)

Financial statements
Year ended December 31, 2003 and 2002

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law)

Suzano Petroquímica S.A.

Publicly-traded Company

Financial statements

Year ended December 31, 2003 and 2002

Contents

Management report

Economic scenario

Fiscal year 2003 was marked by a strong retraction in the domestic economic activity, especially during the second half; this was largely due to the adoption of the austere tax and monetary measures implemented by the new government.

The slight recovery in the economy of the United States, Europe and Asia indicates an upswing in economic activity at global level, which should bring benefits in the medium term. At regional level, the economic recovery of Argentina, a traditional business partner of Brazil, partially compensated the retraction of the Brazilian economy.

In the petrochemical industry, the year 2003 began in an atypical manner as the decrease in demand, common in the first three months of the year, did not happen. On the contrary, the expectation of a long war in Iraq led to the formation of preventive inventories, with clients anticipating their orders because of the successive increases in the prices for petroleum/naphtha.

In view of the short-lived conflict in Iraq, the second and third quarters of the year were affected by the disposal of the large inventories formed by the clients during the pre-war period. In Brazil the sector increased export sales, in order to compensate for the poor performance of the domestic market.

As expected, the last months of the year brought an increase in demand caused by seasonal factors. Other factors that had a positive effect on the results of the last quarter were the low level of inventories in the whole chain, and the prospect of an increase in the prices of resins as from January, 2004.

Equity interest

A spin-off from Companhia Suzano de Papel e Celulose, the Company was formed at the end of 2001, and through its wholly-owned subsidiaries, SPQ Investimentos e Participações Ltda., and Suzano Química Ltda., it holds equity interest in other companies as follows:

Through SPQ Investimentos e Participações Ltda. **(new company name of SPP-Nemo S.A. Industrial e Comercial Exportadora)**	**Total capital - %**
Politeno Indústria e Comércio S.A.	33.8
Through Suzano Química Ltda.	
Polipropileno Participações S.A.	83.6
Polibrasil Participações S.A.	50.0
Petroflex Indústria e Comércio S.A.	20.1
Rio Polímeros S.A.	33.3
Suzanopar Petroquímica Ltd.	100.0

Strategic positioning

In the pursuit of its objective, which is to consolidate our position among the major groups in the local petrochemical sector, in March, 2003, through Polibrasil Resinas S.A., a subsidiary jointly controlled with Basell, was inaugurated a new polypropylene plant in Mauá (SP) with production capacity of 300 thousand tons/year.

The company is currently consolidating its activities and making investments that will assure its competitiveness, and will give it a sound basis for its continuous growth. Rio Polímeros S.A., the largest on-going investment in the petrochemical industry in Latin America, in which the Company detains an interest of 33.3%, is an example of this.

Both plants, the new polypropylene one of Polibrasil and the Rio Polímeros plant are projects that confirm the strategic plan defined by the Company: world scale production, use of suitable and competitive raw materials, modern process technologies and a privileged location regarding the sources of raw material and its major market that is the Southeast region.

With the start-up of the new plant of Polibrasil, the joint production capacity of Suzano Petroquímica through its subsidiaries increased to 1,345 thousand tons per year, and after the start-up of Rio Polímeros, this figure will be 1,885 thousand tons, as shown in the table below:

In 1000 tons/Year	Polibrasil (*)	Politeno	Petroflex	Rio polímeros (**)	Total capacity
Polyethylene	-	360	-	540	900
Polypropylene	625		-	-	625
Elastomers			360		360
Total	625	360	360	540	1.885

(*) The Mauá slurry unit in São Paulo is not included. (**) Project under implementation (2004)

Results

Net equity of the Company at the year-end was R$857 million, with assets worth R$884 million and a debt of R$19 million with the BNDES. The recorded net income of R$2 million in the period, was basically from equity method result of subsidiary and affiliated companies, which totaled R$12 million, as presented below:

	Total Capital - %	Equity method result - R$(000)
Through SPQ Investimentos e Participações Ltda.	100.0	28.5
SPQ Investimentos e Participações Ltda.		(0.5)
Politeno Indústria e Comércio S.A.	33.8	29.0
Through Suzano Química Ltda.	100.0	(17.0)
Suzano Química Ltda.		(2.9)
Polipropileno Participações S.A.	83.6	(0.4)
Polibrasil Participações S.A.	50.0	28.9
Petroflex Indústria e Comércio S.A.	20.1	13.0
Rio Polímeros S.A.	33.3	(0.4)
Suzanopar Petroquímica Ltd. (1)	100.0	(55.2)

(1) Losses in equity method of subsidiary Suzanopar Petroquímica Ltd. is a result of exchange losses on investment, a reflection of the valuation of the real to the dollar in 2003.

Proposed dividends of R$7 million, correspond to R$0.0302 per ordinary share and R$0.0332 per preferred share.

Subsidiary companies and jointly controlled companies

Subsidiaries and companies controlled jointly with Suzano Química Ltda.

1 *Rio Polímeros S.A.*

Rio Polímeros is building the Chemical Gas Complex of Rio de Janeiro in Duque de Caxias (RJ). The project comprises a cracker unit of ethane and propane - fractions of natural gas - with a production capacity of 520 thousand tons/year of ethylene and a high-density polyethylene (PEAD) and linear low-density polyethylene (PELBD) plant, with a production capacity of 540

thousand tons/year. Rio Polímeros should start up early in 2005, and it shall be an important driver for the development of the state of Rio de Janeiro.

The company will be a pioneer in Brazil in the use of fractions of natural gas as raw material for the production of ethylene, and it will be also the first Brazilian petrochemical complex with total integration between the ethane and polyethylene production units.

Total investment in the project is estimated at US$1.04 billion, of which US$606 million are from credit facilities granted by the BNDES - Banco Nacional de Desenvolvimento Econômico e Social and Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "Istituto per I Servizi Assicurativi del Commercio Estero" ("SACE"), an Italian export credit agency. The remaining US$434 million are being invested by the shareholders, in proportion to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.

Up to 2003, the shareholders of Rio Polímeros invested the equivalent to US$314 million, while the funding institutions released the equivalent to US$418 million, totaling US$732 million.

To create the foundations for a successful ingress in the market, Rio Polímeros engaged in pre-marketing activities during the first quarter of 2003.

Expanding the list of agreements that are material for the implementation of the project, contracts were signed in 2003 with CERJ for the use of and connection to the electric power system. Also during 2003, Rio Polímeros worked towards the signature of an electric power purchase and sales agreement, which was consolidated on January 7, 2004 with Petrobras Energia Ltda.

2 *Polibrasil Resinas S.A.*

Polibrasil Resinas manufactures polypropylene, a thermoplastic resin widely used for the production of kitchenware, household items, and packaging for the food, cosmetic and pharmaceutical industry. Polibrasil has three plants located in Mauá (SP), Duque de Caxias (RJ) and Camaçari (BA), totaling a production capacity of 625 thousand tons/year. Additionally, Polibrasil Resinas has a wholly-owned subsidiary, Polibrasil Compostos S/A, with a production capacity of 24 thousand tons/year of polypropylene compounds, used mainly by the car-making industry.

The polypropylene demand has shown a differentiated growth when compared to other thermoplastic resins, due to penetration of the product in new market niches - where it has replaced other resins and through the development of new applications.

In March, 2003 the Polibrasil started operating a new polypropylene production unit in Mauá (SP), with capacity of 300 thousand tons/year; this plant required total investments of US$217 million, and in addition to world scale production, advanced technology and a privileged location as regards its main market, it also has guaranteed suitable raw material supply, through long-term supply contracts with Petroquímica União S.A., and the Petrobras-owned Capuava Refinery (RECAP), giving it unique logistic assurance regarding supplies.

Consolidated net sales in its indirect controlling company, Polibrasil Participações S.A., were R$1.312 million in 2003, and net profit recorded was R$57.2 million, 129% higher than that recorded for 2002.

In 2003, the efforts of Polibrasil in its programs relative to excellence in corporate management were recognized with the receipt by the company of the National Quality Award (*Prêmio Nacional da Qualidade* - PNQ) in the category of Major Companies.

3 *Petroflex Indústria e Comércio S.A.*

Petroflex is the largest manufacturer of synthetic rubber in Latin-America. It has three industrial plants located in Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE), with a total production capacity of 360 thousand tons/year. Its main product is the styrene-butadiene rubber (SBR) and its main consumers are the manufacturers of pneumatic tires, "camelbacks" (rubber bands for tire recapping) and shoe-makers.

The year 2003 was the beginning of a new phase for Petroflex. The company has been already investing in the diversification of its line of products, and this was confirmed in its Strategic Planning, which focused on products with higher added value and more sophisticated applications, with greater demand potential.

Always sensitive to market growth and its opportunities, the company started to go international by opening a branch in Rotterdam, in Holland, and by formalizing the organization of a branch in Hong Kong.

Production output of Petroflex in 2003 was 5% higher than in 2002, and the company had record sales of 342 thousand tons, despite the strong retraction of the Brazilian economy. This outstanding performance was due mainly to exports that were 20% higher when compared with the previous year.

Petroflex consolidated net sales in 2003 was R$1.092 million. Despite the increase in costs, driven by the higher prices of main raw materials, and the increase of operational expenses, especially freight expenses resulting from the higher volume exported, the company recorded net profit of R$60.5 million, 104% higher than in 2002. The offsetting of accumulated losses allowed the company to establish provision for payment of dividends.

Petroflex is constantly investing in the improvement of the services supplied to its customers, and in refining its technological capabilities and developing new products and applications; the success of these initiatives was acknowledged when the company was the 1st place winner of the ABIQUIM Technology Award in 2003.

4 *Suzanopar Petroquímica Ltd.*

This is a wholly-owned subsidiary of Suzano Química, whose cash assets are basically destined to fund the Rio Polímeros project.

Subsidiary jointly controlled with SPQ Investimentos e Participações Ltda.

Politeno Indústria e Comércio S.A.

Located in Camaçari (BA) with a production capacity of 360 thousand tons/year, Politeno produces low-density polyethylene (PEBD), linear low-density polyethylene (PELBD) and high density (PEAD), used for manufacturing bags, films, containers, bottles and houseware, in addition to the ethylene vinyl acetate copolymer (EVA), used for fabrication of foam rubber for shoe soles and adhesive tape.

The successive increases in the price of ethylene have significantly contributed for a decrease in profitability, since Politeno has absorbed part of the cost increase. This notwithstanding, Politeno had net sales of R$944 million in 2003, and recorded a net profit of R$66.2 million, 45% higher than in 2002. In April and May the company distributed dividends in the amount of R$9.5 million and R$2.2 million, respectively, for fiscal year 2002, and R$15 million in October, as advance dividends; an additional R$43.5 million was distributed in December, relative to retained profits for fiscal years 2001 and 2002. SPQ Investimentos e Participações Ltda. holds 33.80% of Politeno's total capital stock.

The Company has potential to expand its capacity with just marginal investments, depending only on the supply of raw material by its vendor in the Camaçari industrial complex.

Investments

Investments of R$152 million were made by subsidiary Suzano Química, which were totally directed to Rio Polímeros.

Outlook

The results for the last months of 2003 point to the recovery of the domestic economic activity confirming the optimistic forecasts for 2004.

It is hoped that the growth of world economy will bring an increase in the demand for petrochemical products. Together with a more stable supply offer, this should help increase profitability and margins of the petrochemical industry, since there are no great projects in sight for increasing production capacity in 2004. Another factor that may contribute to improve margins for the industry in Brazil is the recovery of demand in the local market, where sales yield better profits than export sales, and also the expected decrease in the naphtha price, since in 2004 we do not expect the same problems that marked 2003, which led to very high prices for this product.

In this scenario, the set of measures that are being taken to increase competitiveness of subsidiary and affiliated companies in the markets where they operate allows us to discern good prospects for 2004.

Independent auditors' report

The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have examined the balance sheets of Suzano Petroquímica S.A. and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the subsidiary Politeno Indústria e Comércio S.A., whose investment balance represents 15.85% of the Company's total assets, and its equity interest represents 251.70% of the equity interest in subsidiaries and affiliates for the year, were audited by other independent auditors, and their report on those financial statements was provided to us. Our opinion, insofar as it relates to the amounts of this investment and its equity interest, is based solely on the report of the other independent auditors.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management and its subsidiaries as well as the presentation of the financial statements taken as a whole.

In our opinion, based on our audits, and on the report of the other independent auditors related to the subsidiary mentioned in the first paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Suzano Petroquímica S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

February 27, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Assets				
Curret assets				
Cash and cash equivalents	50,116	67,122	6	35
Interest earning bank deposits	173,971	367,059	6,147	19,316
Trade accounts receivable	156,808	147,567	-	-
Inventories	108,066	102,065	-	-
Interest on capital	-	-	9,121	15,303
Recoverable taxes	61,535	50,096	4,217	4,425
Deferred taxes	3,307	1,159	-	-
Other debtors	15,165	7,776	10	91
Prepaid expenses	3,082	2,490	179	-
	572,050	745,334	19,680	39,170
Noncurrent assets				
Deferred taxes	15,044	11,146	-	-
Recoverable taxes	15,597	2,863	-	-
Judicial deposits	2,391	4,286	-	-
Other debtors	5,199	1,826	-	-
Related companies	-	-	26,725	797
	38,231	20,121	26,725	797
Permanent assets				
Investments	71,002	71,251	836,618	858,738
Property, plant and equipment	1,109,181	793,803	637	331
Deferred charges	71,167	91,418	-	-
	1,251,350	956,472	837,255	859,069
	1,861,631	1,721,927	883,660	899,036

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Liabilities				
Current liabilities				
Trade accounts payable	85,979	120,317	-	-
Loans and financings	125,116	67,086	6,505	6,355
Taxes payable other than on income	13,907	10,537	69	1,007
Accrued salaries and payroll taxes	9,066	7,456	235	675
Related parties	6,088	6,094	683	-
Interest on own capital payable	-	5,558	-	5,558
Dividends proposed and payable	7,061	6,353	7,061	6,353
Other accounts payable	14,062	10,892	69	26
Income and social contribution taxes	16,432	6,087	-	-
	277,711	240,380	14,622	19,974
Noncurrent liabilities				
Trade accounts payable	4,815	5,889	-	-
Loans and financings	603,361	499,522	12,215	17,542
Deferred taxes	1,557	1,734	-	-
Provision for contingencies	48,788	36,207	-	-
Related parties	22,035	30,974	-	-
Pension plan provision	4,803	4,910	-	-
Other creditors	-	24	-	-
	685,359	579,260	12,215	17,542
Deferred income	32,740	32,740	-	-
Minority interest	8,998	8,027	-	-
Shareholders' equity				
Share capital	794,383	794,383	794,383	794,383
Revaluation reserve	2,513	2,542	2,513	2,542
Profit reserves	59,927	64,595	59,927	64,595
	856,823	861,520	856,823	861,520
	1,861,631	1,721,927	883,660	899,036

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF INCOME
Years ended December 31, 2003 and 2002
(In thousands of Reais - R$ - except income per share)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Gross sales	1,493,736	1,142,214	-	-
Sales taxes	(270,529)	(266,039)	-	-
Net sales and services	1,223,207	876,175	-	-
Cost of sales	(1,019,113)	(725,759)	-	-
Gross profit	204,094	150,416	-	-
Selling expenses	(74,583)	(51,914)	-	-
General and administrative expenses	(39,116)	(32,177)	(7,822)	(5,034)
Directors' fees	(1,195)	(1,349)	(238)	
Financial expenses	(87,349)	(58,258)	(2,461)	(3,413)
Financial income	17,751	190,433	2,008	5,697
Equity interest in subsidiaries and affiliates	(298)	(6,197)	11,538	134,702
Amortization of goodwill	(2,513)	(2,513)	(668)	(668)
Other operating income (expense)	8,483	(24,360)	-	-
Operating income (loss)	25,274	164,081	2,357	131,284
Nonoperating (loss) income	(3,968)	4,341	-	-
Income before social contribution and income taxes	21,306	168,422	2,357	131,284
Social contribution and income taxes	(18,577)	(53,484)	-	-
Net income before minority interest	2,729	114,938	2,357	131,284
Minority interest	(607)	5,061	-	-
Net income for the year	2,122	119,999	2,357	131,284
Net income per share - R$			0.01	0.59
Shares outstanding at year end			221,195,380	221,195,380

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2003 and 2002
(In thousands of reais - R$)

			Profit reserves				
Parent company	Share capital	Revaluation reserve	Legal	Special Statutory reserve	Realizable profits	Accumulated income (loss)	Total
Balances at December 31, 2001	794,383	-	-	-	-	(53,797)	740,586
Revaluation reserve in affiliates	-	2,542	-	-	-	-	2,542
Net income for the year	-	-	-	-	-	131,284	131,284
Interest on own capital	-	-	-	-	-	(6,539)	(6,539)
Proposed dividends	-	-	-	-	-	(6,353)	(6,353)
Transfer to reserves	-	-	3,874	54,229	6,492	(64,595)	-
Balances at December 31, 2002	794,383	2,542	3,874	54,229	6,492	-	861,520
Revaluation reserve in affiliates	-	(29)	-	29	-	-	-
Net income for the year	-	-	-	-	-	2,357	2,357
Proposed dividends	-	-	-	-	(6,492)	(562)	(7,054)
Transfer to reserves	-	-	118	1,677	-	(1,795)	-
Balances at December 31, 2003	794,383	2,513	3,992	55,935	-	-	856,823

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2003 and 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Sources of funds				
From operations				
Net income for the year	2,729	114,938	2,357	131,284
Expenses (income) that do not affect working capital:				
• Depreciation and amortization	45,468	24,206	67	23
• Net book value of permanent assets disposed	2,493	730	-	-
• Deferred income and social contribution taxes	(3,716)	33,332	-	-
• Provision for contingencies - noncurrent	12,293	10,742	-	-
• Equity interest in subsidiaries and affiliates	298	6,197	(11,538)	(134,702)
• Amortization of goodwill	2,513	2,513	668	668
• Provision for loss in investments	18	31,068	-	-
• Variation in equity participation in affiliates	3,096	(3,096)	-	-
• Dividends from subsidiaries/affiliates	408	-	20,500	16,577
• Interest and monetary variation of noncurrent items	(21,799)	97,335	674	(3,539)
• Income tax exemption	-	6,643	-	-
• Other expenses	363	174	-	-
	44,164	324,782	12,728	10,311
Other sources				
Noncurrent loans	233,680	312,014	-	-
Decrease in noncurrent assets	5,449	43,208	-	55,634
Investment reduction in subsidiary	-	-	12,500	-
Others	514	1,378	-	-
	239,643	356,600	12,500	55,634
Total sources	283,807	681,382	25,228	65,945
Application of funds				
Additions to permanent assets				
Investments	5	1	10	24,790
Property, plant and equipment	328,135	560,259	373	265
Deferred charges	18,432	10,007	-	-
	346,572	570,267	383	25,055
Increase in noncurrent assets	17,071	-	25,928	797
Interest on own capital	-	6,539	-	6,539
Dividends proposed and paid	7,054	6,353	7,054	6,353
Decrease in noncurrent loans	119,936	48,924	6,001	5,752
Others	3,789	200	-	-
Total applications	494,422	632,283	39,366	44,496
Effect on working capital resulting from changes in criteria for consolidation involving Norquisa in 2002	-	(38,878)	-	-
Changes in working capital	(210,615)	10,221	(14,138)	21,449
Current assets	(173,284)	(18,851)	(19,490)	26,895
Current liabilities	37,331	(29,072)	(5,352)	5,446

See the accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(In thousands of Reais – R$)

1 - OPERATIONS

The Company's main activity is of holding equity interests in several petrochemical companies.

The operating investee companies act in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Production of polypropylene for industrial applications - used for production of auto parts, home appliances, containers, packaging, carpets, and furniture, among other uses.

Politeno Indústria e Comércio S.A.

Production of polyethylene for industrial applications - used to produce sacking, films, packaging, domestic utensils, toys, tarpaulins, and cleaning products, as well as for other applications.

Petroflex Indústria e Comércio S.A.

Production of elastomers in emulsion and solution - used in the production of tires, retreads and tire repairs, shoes, TVs, refrigerators, hoses, gaskets, pads, bushings and carpets, among other purposes.

2 - PRESENTATION OF THE FINANCIAL STATEMENT

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

The consolidated financial statements for the year ended December 31, 2003, compared with the financial statements of the prior year should take into consideration the following effects:

a) Polipropileno Participações S.A and Politeno Indústria e Comércio S.A hold direct interests of 10.93% and 11.11%, respectively, in Nordeste Química S.A - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002. Due to the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A. as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost control over COPENE, now Braskem, and as a result of it the condition of joint control of NORQUISA by Polipropileno Participações S.A and Politeno Indústria e Comércio S.A over NORQUISA no longer exists.

Since then, the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost, using as a source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

The Company's equity interest was affected negatively in 2002, by R$26,515 as a result of the recognition of a provision for a permanent loss in its investments in Norquisa, using as a criteria the reduction of the equity interest in Braskem.

For this reason the consolidated financial statements do not include the consolidation of the financial statements of NORQUISA.

Certain information for the year ended December 31, 2002 was reclassified in order to ensure better comparability, consistent with the current presentation of the financial statements.

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

Income statement: Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.

Accounting estimates: The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative financial instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving the estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews its estimates and assumptions at least on a quarterly basis.

Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income.

Rights and obligations: are price-level restated according to the exchange rates or index and interest rates specified in the agreements in force, to reflect amounts accrued through the balance sheet date.

Interest earning bank deposits: Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

Provision for doubtful accounts: The provision for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

Inventories: Stated at the lower of average cost of acquisition or production, which does not exceed market value.

Investments: Investments in subsidiaries and affiliates were valued using the equity method, plus goodwill or less negative goodwill, when applicable. Other investments were valued at cost, less provision for devaluation, when applicable;

Property, plant and equipment: Recorded at the cost of acquisition, formation or construction (including interest and other financial charges), and increased due to revaluation. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Deferred charges: Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years. Amortizable goodwill is based on future economic benefits and is amortized over a 10-year period.

Income and social contribution taxes - Income tax - calculated at the rate of 15% of taxable income, plus a surcharge of 10% on income exceeding R$240. Social contribution – calculated at the rate of 9% of adjusted taxable income. Deferred tax is calculated on the temporary differences between the carrying amounts of the assets and liabilities and the amounts used for taxation purposes. The deferred tax assets originated from tax loss carryforward, negative basis of social contribution and temporary differences were recognized in conformity with CVM Instruction 371/02, and take into consideration

past profitability and the expectations for generation of future taxable income, based on a technical viability study.

Provisions: Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

Deferred income - refers to non-amortized negative goodwill of consolidated companies, arising from other economic reasons.

Translation method for foreign subsidiaries - the financial statements were translated to local currency using the foreign exchange sell rate in effect at the end of the year. When applicable, accounting practices were adjusted to those of the Parent company.

4 - CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Suzano Petroquímica S.A. and its direct and indirect subsidiaries, and joint controlled subsidiaries as shown below:

	Direct and indirect subsidiaries		Joint controlled subsidiaries	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.12%	97.68%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do NE S.A.	-	-	100.00%	100.00%
Polipropileno Participações S.A.	87.25%	83.57%		
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%		
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.80%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interest in the consolidated financial statements.

e. For the joint controlled subsidiaries, the balance of their financial statements were grouped and eliminated (if applicable) in the consolidated financial statements, in the proportion of the Parent company's interest ownership in these subsidiaries as a group.

The reconciliation of the results for the year and shareholders' equity is shown below:

	Result for the year		Shareholders' equity	
	2003	2002	2003	2002
Consolidated	2,122	119,999	856,823	861,520
Income tax incentives of affiliates	-	6,839	-	-
Other adjustments in the shareholders' equity of subsidiaries/affiliates	235	4,446	-	-
Parent Company	2,357	131,284	856,823	861,520

5 - TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2003	2002
Domestic customers	154,397	175,315
Foreign customers	41,708	39,275
Advance on export contracts	(27,125)	(56,844)
(-) Allowance for bad debts	(12,172)	(10,179)
	156,808	147,567

6 - INVENTORIES - CONSOLIDATED

	2003	2002
Finished goods	64,400	64,981
Work in progress	331	998
Raw materials	30,545	26,311
Maintenance and miscellaneous materials	12,790	9,775
	108,066	102,065

7 - RECOVERABLE TAXES - CONSOLIDATED

	2003	2002
Recoverable social contribution and income tax	20,465	15,098
Value added tax (ICMS)	55,439	34,758
Other	1,228	3,103
	77,132	52,959
Amount classified as current assets	61,535	50,096
Noncurrent assets	15,597	2,863

8 - DEFERRED TAXES - CONSOLIDATED

These refer to tax credits recorded by subsidiaries and affiliates on temporary differences in taxable income, accumulated tax losses carried forward and negative basis of social contribution.

The main components of the deferred tax balances are presented below:

					2003			2002
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Partic. S.A.	Politeno Ind. e Com. S.A.	Total	Polibrasil Partic. S.A.	Politeno Ind. e Com. S.A.	Total
Tax losses carried forward	191	926	5,227	426	6,770	6,738	436	7,174
Temporary provisions	-	1,159	7,402	-	8,561	5,131	-	5,131
Taxes and contributions ...	-	3,020	-	-	3,020	-	-	-
	191	5,105	12,629	426	18,351	11,869	436	12,305
Current assets	-	1,500	1,807	-	3,307	1,159	-	1,159
Noncurrent assets	191	3,605	10,822	426	15,044	10,710	436	11,146

The companies, based on their expectation of generating future taxable income, determined by a technical study, recognized tax credits on income tax loss carryforward and the negative bases of social contribution tax for the current and prior years, with no statutory limitation period and which can be offset against a maximum of 30% of annual taxable income.

Based on the projections for future taxable income, the Companies expect to offset the tax credits in the following years:

Rio Polímeros S.A. – R$191: during 2007;

Petroflex Indústria e Comércio S.A. – R$926: from 2004 to 2007;

Polibrasil Participações S.A. – R$5,227: from 2004 to 2008;

Politeno Indústria e Comércio S.A. – R$426: after ending the period of exemption of income tax.

9 - INVESTMENTS

	Consolidated		Parent Company	
	2003	2002	2003	2002
Subsidiaries	-	-	831,275	852,727
Amortizable goodwill	-	-	5,343	6,011
Others	71,002	71,251	-	-
	71,002	71,251	836,618	858,738

The financial statements of the subsidiaries and affiliate companies were prepared as of December 31, and were examined by independent auditors.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

Statement of investments in subsidiaries and affiliates

Subsidiaries	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Ownership interest			
December 31, 2003 and 2002			
Voting capital	100.00%	100.00%	
Total capital	100.00%	100.00%	
b) Information on subsidiaries/affiliates			
Share capital	629,703	144,376	
Adjusted shareholder's equity	678,845	152,430	
Adjusted results for the period	(17,016)	28,554	
c) Investments			
December 31, 2001	542,345	164,925	707,270
Subscription of capital	24,790	-	24,790
Revaluation reserve	2,542	-	2,542
Equity interest	142,751	(8,049)	134,702
Interest on own capital and dividends	(16,577)	-	(16,577)
December 31, 2002	695,851	156,876	852,727
Subscription of capital	10		10
Investment reduction	-	(12,500)	(12,500)
Dividends	-	(20,500)	(20,500)
Equity interest	(17,016)	28,554	11,538
December 31, 2003	678,845	152,430	831,275

For better presentation of the investments in the direct subsidiaries Suzano Química Ltda. and SPQ Investimentos Ltda. the changes in these investments and the balance sheets of the subsidiaries and affiliates in 2003 and 2002 are presented below:

Statement of investments in subsidiaries and affiliates

	SUZANO QUIMICA LTDA.					SPQ Investimentos e Participações Ltda.
	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Rio Polímeros S.A.	Suzanopar Petroquímica Ltd.	Politeno Indústria e Comércio S.A.
a) Ownership interest						
December 31, 2002						
Voting capital	50.00%	20.14%	75.21%	33.33%	100.00%	35.00%
Total capital	50.00%	20.12%	70.68%	33.33%	100.00%	34.64%
December 31, 2003						
Voting capital	50.00%	20.14%	87.25%	33.33%	100.00%	35.00%
Total capital	50.00%	20.12%	83.57%	33.33%	100.00%	33.80%
b) Information on subsidiaries/affiliates						
Share capital	275,080	148,854	66,344	895,134	153,297	333,303
Adjusted shareholder's equity	412,675	205,147	23,359	894,025	165,675	411,491
Adjusted results for the period	57,150	60,534	(443)	(1,109)	3,321	92,534
c) Investments						
December 31, 2001	141,135	20,364	25,226	66,546	290,287	134,250
Subscription of shares	23,588	-	11,904	79,977	-	-
Negative goodwill on subscription of shares	-	-	2,563	-	-	-
Revaluation reserve	-	2,542	-	-	-	-
Investment reduction	-	-	-	-	(84,560)	-
Dividends	-	-	-	-	-	(6,061)
Equity interest	12,724	6,131	(19,801)	-	151,965	18,906
December 31, 2002	177,447	29,037	19,892	146,523	357,692	147,095
Subscription of shares	-	-	-	151,855	-	-
Investment reduction	-	-	-	-	(136,769)	-
Dividends	-	(714)	-	-	-	(36,117)
Equity interest	28,890	12,951	(370)	(370)	(55,248)	29,041
December 31, 2003	206,337	41,274	19,522	298,008	165,675	140,019
BOVESPA Stock Market Price						
(in thousands of shares)						

	SUZANO QUIMICA LTDA.					SPQ Investimentos e Participações Ltda.
	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Rio Polímeros S.A.	Suzanopar Petroquímica Ltd.	Politeno Indústria e Comércio S.A.
26/12/03 - ON	-	290.00	-	-	-	-
26/12/03 - PNA......	-	340.00	-	-	-	-
19/09/03 - PN	-	-	1.12	-	-	-
29/12/03 - PNA......	-	-	-	-	-	11.60
30/12/03 - PNB	-	-	-	-	-	5.90

The balance sheets and statements of income of main subsidiaries and affiliates are shown below:

	Polibrasil Participações S.A.		Petroflex Indústria e Comércio S.A.		Polipropileno Participações S.A.	
	consolidated		consolidated		Parent Company	
	2003	2002	2003	2002	2003	2002
Assets						
Current assets	367,630	303,684	465,151	334,812	643	699
Cash and cash equivalents	1,504	16,683	182,828	89,877	424	537
Trade accounts receivable	129,171	109,914	141,521	126,011	-	-
Inventories	135,634	127,167	102,977	101,200	-	-
Recoverable taxes	78,380	39,245	23,587	10,902	219	161
Other assets	22,941	10,675	14,238	6,822	-	1
Noncurrent assets	24,335	27,380	32,131	3,928	-	-
Deferred taxes	21,642	26,114	20,597	2,565	-	-
Other assets	2,693	1,266	11,534	1,363	-	-
Permanent	767,088	776,038	332,382	303,998	24,827	24,827
Investments	76,161	79,851	4,225	4,316	24,827	24,827
Property, plant and equipment	664,648	597,965	328,157	299,682	-	-
Deferred taxes	26,279	98,222	-	-	-	-
Total	1,159,053	1,107,102	829,664	642,738	25,470	25,526
Liabilities						
Current liabilities	336,745	180,713	334,295	252,307	1	4
Loans and financings	143,043	66,714	216,198	126,827	-	-
Other liabilities	193,702	113,999	118,097	125,480	1	4
Noncurrent liabilities	374,147	538,098	290,222	246,103	2,110	1,720
Loans and financings	313,665	526,606	63,441	79,077	2,110	1,720
Other liabilities	60,482	11,492	226,781	167,026	-	-
Deferred income	25,165	25,165	-	-	-	-
Minority interest	10,321	8,234	-	-	-	-
Shareholders' equity	412,675	354,892	205,147	144,328	23,359	23,802
Total	1,159,053	1,107,102	829,664	642,738	25,470	25,526
Statements of income						
Net sales and services	1,312,111	914,195	1,091,829	807,374	-	-
Cost of products sold and services rendered	(1,098,132)	(777,563)	(947,575)	(645,151)	-	-
Gross profit	213,979	136,632	144,254	162,223	-	-
Operating expenses	(105,557)	(80,697)	(52,655)	(54,597)	(185)	(22,488)
Financial - net	(12,015)	(19,331)	(40,171)	(60,719)	(258)	(1,223)
Equity interest	(3,690)	-	-	-	-	(4,571)
Operating income (loss)	92,717	36,604	51,428	46,907	(443)	(28,282)
Nonoperating result	(2,436)	2,107	1,582	64	-	-
Income and social contribution tax	(31,771)	(13,119)	7,524	(17,306)	-	-
Minority interest	(1,360)	(590)	-	-	-	-
Net income (loss) for the year	57,150	25,002	60,534	29,665	(443)	(28,282)

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

	Rio Polímeros S.A.		Politeno Indústria e Comércio S.A.		Suzanopar .Petroquímica Ltd.	
	pre-operational		consolidated			
	2003	2002	2003	2002	2003	2002
Assets						
Current assets	51,062	34,861	289,081	345,802	165,675	357,742
Cash and cash equivalents	14,618	32,193	23,269	23,916	165,675	357,742
Trade accounts receivable	13,328	-	174,291	193,352	-	-
Inventories	17,397	-	40,357	52,095	-	-
Recoverable taxes	5,411	1,953	36,949	67,287	-	-
Other assets	308	715	14,215	9,152	-	-
Noncurrent assets	75,264	1,932	55,978	15,209	-	-
Deferred taxes	74,187	881	45,507	1,253	-	-
Other assets	1,077	1,051	10,471	13,956	-	-
Permanent	2,137,647	1,244,380	191,733	198,832	-	-
Investments	-	-	53,707	53,691	-	-
Property, plant and equipment	1,994,193	1,151,521	133,620	144,763	-	-
Deferred taxes	143,454	92,859	4,406	378	-	-
Total	2,263,973	1,281,173	536,792	559,843	165,675	357,742
Liabilities						
Current liabilities	29,017	138,710	87,270	99,698	-	50
Loans and financings	-	-	10,557	22,860	-	-
Other liabilities	29,017	138,710	76,713	76,838	-	50
Noncurrent liabilities	1,340,931	702,893	15,403	26,310	-	-
Loans and financings	1,252,872	684,345	11,537	16,175	-	-
Other liabilities	88,059	18,548	3,866	10,135	-	-
Minority interest	-	-	1	-	-	-
Shareholders' equity	894,025	439,570	434,118	433,835	165,675	357,692
Total	2,263,973	1,281,173	536,792	559,843	165,675	357,742
Statements of income						
Net sales and services	51,802	-	943,856	733,552	-	-
Cost of products sold and services rendered	(51,053)	-	(749,972)	(592,174)	-	-
Gross profit	749	-	193,884	141,378	-	-
Operating expenses	(2,602)	-	(83,524)	(60,263)	(52)	(421)
Financial - net	170	-	(3,096)	(2,974)	3,372	11,136
Equity interest	-	-	(852)	(4,647)	-	-
Operating income (loss)	(1,683)	-	106,412	73,494	3,320	10,715
Nonoperating result	-	-	80	2	-	-
Income and social contribution taxes	574	-	(40,295)	(27,900)	-	-
Net income (loss) for the year	(1,109)	-	66,197	45,596	3,320	10,715

Related parties

Parent company	2003		2002
	Assets	Liabilities	Assets
	Noncurrent	Current	Noncurrent
	Advance for future capital increase	Other debtors	Advance for future capital increase
With consolidated companies:			
Suzano Química Ltda.	26,725	-	797
With non-consolidated companies:			
Suzano Holding S/A	-	683	-
TOTAL	26,725	683	797

Consolidated	2003		2002	
	Liabilites		Liabilities	
	Current	Noncurrent	Current	Noncurrent
	Other debtors	Other debtors	Other debtors	Other debtors
Parent company with non-consolidated companies	683	-	-	-
Non-consolidated portion of affiliates				
Polibrasil Participações S.A.[1]	5,396	22,035	6,094	30,974
Petroflex Indústria e Comércio S.A.	9	-	-	-
TOTAL	6,088	22,035	6,094	30,974

(1) Agreement for the acquisition of "Spheripol" technology from Baseltech USA Inc., which balance represented US$ 9,494 thousand, plus interest of 8% p.a. with maturity in 2008.

10 - PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

	Annual depreciation rate	2003	2002
Buildings	3.3% to 4%	82,696	60,220
Machinery and equipment	3.33% to 20%	548,667	354,364
Other fixed assets	10% to 20%	67,203	22,906
		698,566	437,490
Accumulated depreciation		(271,288)	(297,049)
		427,278	140,441
Construction in progress		664,966	636,420
Land		16,937	16,942
		1,109,181	793,803

11 - DEFERRED CHARGES - CONSOLIDATED

	2003						2002
	Technology	Pre-operating expenses	Goodwill	Others	Amortization	Total	Total
Polibrasil Participações S.A.	25,313	17,946	3,367	17,734	(47,853)	16,507	54,323
Politeno Indústria e Comércio S.A.	-	21,152	-	-	(19,653)	1,499	131
Rio Polímeros S.A.	-	47,818	-	-	-	47,818	30,953
Suzano Petroquímica S.A.	-	-	5,343	-	-	5,343	6,011
	25,313	86,916	8,710	17,734	(67,506)	71,167	91,418

Deferred technology charges

It relates to the acquisition of rights to use the "Spheripol" process under an agreement executed in 1998 with Baselltech USA Inc. for the construction of a new polypropylene production unit by the affiliated company Polibrasil Resinas S.A., in Mauá (SP), with a production capacity of 300,000 tons/year and will count on the advanced Spheripol® production technology, owned by the other Polibrasil shareholder, Basell, a world leader in polypropylene production.

12 - LOANS AND FINANCING

	Consolidated		Parent company	
	2003	2002	2003	2002
Investment financing	34,757	49,964	18,720	23,897
BNDES	217,211	86,004	-	-
FINAME	-	1,160	-	-
Debentures	5,877	10,080	-	-
Foreign currency loans	452,145	390,385	-	-
Others	18,487	29,015	-	-
	728,477	566,608	18,720	23,897
Current liabilities	125,116	67,086	6,505	6,355
Noncurrent liabilities	603,361	499,522	12,215	17,542

The financing of the parent company is related to the acquisition of privatization shares of Politeno Indústria e Comércio S.A., with interest of 6.5% p.a. plus monetary variation based on the referential rate (TR), with semi-annual amortization, with maturity in 2006.

In addition to the Parent company's liabilities, the principal loans and financing reported in the consolidated statements include loans and financing obtained by the following companies:

POLIBRASIL PARTICIPAÇÕES S.A./POLIPROPILENO S.A./POLIBRASIL RESINAS S.A.
Banco do Brasil – R$ 16,036 – Privatization program, IGPM + 6.5% p.a. – amortized in semi-annual installments, maturing in 2006. The shares of Petroquímica União S.A. acquired in the National Privatization Program in 1994 were offered as guarantee.

Loans (Spheripol/Splitter) – R$168,238 – resources obtained from BNDES (R$95 million) – TJLP + 5% p.a. and from FMO (Dutch Development Bank) (US$84 million) – LIBOR + 4.2%p.a. These financing transactions are guaranteed by the shareholders (Basell Brasil Poliolefinas Ltda. and Suzano Química

Ltda.) until the execution of the commitments assumed with FMO related to the return on investment/profitability of the projects implemented, when Polibrasil will assume all the guarantees.
Export securitization – R$14,678 – interest at LIBOR + 4.5% p.a. and exchange variation – maturity from September 20, 2004 to March 20, 2007.

POLITENO INDÚSTRIA E COMÉRCIO S.A
Foreign currency – R$2,970 – variable interest rate of 2% p.a. over LIBOR and fixed interest rate of 3.55% to 8.95% p.a. ;

Local currency – BNDES - R$4,548 – TJLP + interest from 2.5% to 8% p.a.

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.
Local currency – R$6,123 –TJLP + interest from 3.5% to 5.0% p.a., UMBND + interest of 5.0% p.a. and TR + interest of 7.33% p.a.;
Export securitization – R$35,562 – foreign exchange variation + 3.95% p.a. and foreign exchange variation + LIBOR + 4.0% p.a. ;
Local currency – BNDES – Exim - R$7.398 – UMBND + 10.5% p.a. and TJLP + 10.50% p.a.;
Debentures:
-**Foreign currency** – R$4,376 – LIBOR + 1.5% p.a. maturing in 2004.

RIO POLÍMEROS S.A.
Local currency – BNDES - R$127,068 – TJLP + interest of 5% p.a.; R$30,925 – BNDES basket of currencies + 5% p.a.
Foreign currency – R$260,261 – foreign exchange variation + interest of 5.51% p.a. The interest on the loans is capitalized during the construction phase. As guarantees, the company offered the cash flow of the operations, guaranteed by export contracts and the collateral of its shares held by its shareholders, among others.

Noncurrent financing and loans mature as follows:

	Consolidated	Parent company
2005	65,983	6,108
2006	62,331	6,107
2007	94,738	-
2008	89,498	-
2009 onwards	290,811	-
	603,361	12,215

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

Provision for contingencies is recognized by the joint controlled subsidiaries, against possible losses from administrative and judicial claims related to tax, social security and labor matters, in amounts considered sufficient in the opinion of their legal counsel.

The contingencies had their origins in the following companies:

	2003	2002
Tax and social security		
Politeno Indústria e Comércio S.A.	1,315	3,501
Polibrasil Participações S.A.	4,015	2,720
Petroflex Indústria e Comércio S.A. [(1)]	38,609	26,226
	43,939	32,447
Labor		
Polibrasil Participações S.A.	2,078	1,683
Petroflex Indústria e Comércio S.A.	648	708
	2,726	2,391
Civil		
Polibrasil Participações S.A.	2,115	1,343
Others	8	26
	48,788	36,207

(1) Refers mainly to the judicial contestation by Petroflex of the IPI credit generated in the acquisition of products exempt from or not taxed by IPI, in a common action against the Govern, with prior legal authorization conceded for offsetting of the aforementioned credits.

14 – CAPITAL

The subscribed and fully paid-in capital is represented by 221,195,380 nominative shares, with no par value, of which 97,375,446 are common shares and 123,819,934 are preferred shares. The by-laws establish a minimum dividend of 25%, calculated on the adjusted income. Preferred shares have no voting rights and are assured a dividend 10% higher than common shares. The by-laws determine the formation of a special reserve destined for future capital increase, in the amount of 90% of the value that remains after the appropriation of the legal reserve and allocation of the dividends, with the purpose of assuring adequate operating conditions and of guaranteeing the continuity of the annual distribution of dividends.

DIVIDENDS

Dividends proposed by management are calculated in accordance with its by-laws, as demonstrated below:

	2003	2002
Net income for the year	2.357	131.284
Compensation of losses	-	(53.797)
	2.357	77.487
Legal reserve	(118)	(3.874)
	2.239	73.613
Minimum dividend - 25%	562	18.403
Net income for the year	-	131.284
(-) Equity interest in subsidiaries and affiliates	-	(134.702)
(+) Dividends receivable	-	15.303
Realized profits	-	11.885
Minimum compulsory dividends		
On net income for the year	562	11.885
Proposed dividends		
Interest on own capital paid (net of income tax)	-	5.558
Proposed dividends	562	6.353
On realization of unrealized profit reserve	6.492	
	7.054	11.911
Dividend postponed	-	6.492
Realizable profit reserve	-	6.492

The proposed dividends correspond to R$ 0.03020 for common shares and R$ 0.03322 for preferred shares.

15 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at December 31, 2003, which are different from the balances presented in the financial statements are as follows:

Parent company and consolidated

	Account balance	Market value
Loans and financing:		
in local currency	18.720	18.097

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliated companies, credits with affiliated companies in its assets, and investment financing in its liabilities. The asset balances, representing permanent investments in subsidiaries and affiliated companies, are

recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.

The investment financing balances had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those of instruments of the same nature.

Subsidiaries and affiliated companies informed in their financial statements that they had evaluated their assets and liabilities balances in comparison to their market values, concluding that they are presented on a fair basis.

16 - INSURANCE COVERAGE

It is the policy of the Company and its subsidiaries to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, in accordance with the advice of their insurance consultants.

17 - CONTINGENT LIABILITIES

Guarantees provided by the Company to its subsidiaries and affiliates as at December 31, 2003, are as follows:

	2003	2002
Suzano Química Ltda.		
Letter of credit	81,838	104,796
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	-	3,621
Petroflex Indústria e Comércio S.A.		
BNDES	9,720	13,298
Banco do Brasil - privatization Coperbo	1,252	2,313
	10,972	15,611
Guarantees jointly with Cia. Suzano de Papel e Celulose:		
Polibrasil Resinas S.A.		
Credit line FMO	120,675	160,064
BNDES	47,562	35,433
	168,237	195,497
Total	261,047	319,525

18 - PENSION PLAN

The jointly controlled entities Politeno Indústria e Comércio S.A. (POLITENO), Polibrasil Participações S.A. (POLIBRASIL) and Petroflex Indústria e Comércio S.A. (PETROFLEX) and their respective subsidiaries have social security benefit plans for their employees, recorded in compliance with CVM Resolution 371/00.

The plan of POLITENO, POLIBRASIL and part of PETROFLEX is administered by PREVINOR - Associação de Pervidência Privada. The main objective of Previnor is the supplementation of benefits assured and provided by the National Institute of Social Security for the employees (and their dependents) of the sponsors and of Previnor, itself, and for which, in order to achieve its objectives,

Previnor receives monthly contributions from its sponsors and its beneficiaries, calculated actuarially based on the monthly remuneration of the employees. The plan maintained by Previnor is a mixture of a defined benefit and a defined contribution plan.

PETROFLEX, as well as being a sponsor of the Previnor plan for part of its employees is also a sponsor of Fundação PETROBRAS de Seguridade Social - PETROS, which is a multi-sponsored plan, the main sponsor of which is PETROBRAS, which participates with 90% of the plan. The plan maintained in PETROS is the defined benefit type, with a solidarity clause between the sponsors.

The subsidiaries POLITENO, POLIBRASIL and PETROFLEX disclose in their financial statements the information required by CVM Resolution 371/00.

19 - SUBSEQUENT EVENT

On February 9, 2004, FMO (a Dutch development bank) sent a letter to the Company and to Companhia Suzano de Papel e Celulose, confirming that the guarantees that they had provided jointly to Polibrasil Resinas S.A., for the financing of the Splitter (propene separator unit) and Spheripol (industrial plant) projects, expire on this date, due to the fulfillment of all the contractual conditions originally stipulated (see note 17).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Third Quarter Ended September 30, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly financial statements of Suzano Petroquímica S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheet as of September 30, 2004, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management. The quarterly financial statements of the indirect subsidiary Rio Polímeros S.A. for the quarter ended September 30, 2004, whose investment represents 37.6% of the Company's assets and generated an equity gain of R$446,000 in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment account, income impacts and amounts included in Note 9 to the quarterly financial statements for the indirect subsidiary, is based solely on the report of the other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with officers responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial statements.

4. We had previously reviewed the balance sheet as of June 30, 2004, presented for comparative purposes, and issued an unqualified special review report thereon, dated August 4, 2004. The statements of income for the quarter and nine-month period ended September 30, 2003, presented for comparative purposes, were reviewed by other independent auditors, whose special review report thereon, dated November 4, 2003, included no qualifications.

5. According to the special review report on the quarterly financial statements of Politeno Indústria e Comércio S.A. (subsidiary under joint control, in which the Company has 33.8% ownership interest), dated October 21, 2004, this subsidiary has a recoverable ICMS (State VAT) amounting to R$109,414,000 (of which R$36,982,000 is reflected in the Company's consolidated financial statements), whose possible courses of action for recovery have been discussed with Bahia State Tax Agency. The realization of these credits is contingent upon the success of these ongoing negotiations.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

The Register in CVM does not mean any examination on the Company, being its managers responsible for veracity of the disclosed information.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4-NIRE
35 300 187865

01.02 - ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th Floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9500	3037-9070	-	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3813-5563	3037-9076		

15-E-MAIL
joaonbatista@suzano.com.br

01.03 - INVESTOR RELATIONS' OFFICER (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355-9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6- STATE
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9500	-	-	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3813-5563	3037-9076	-

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2004	12/31/2004	3rd	07/01/2004	09/30/2004	2nd	04/01/2004	06/30/2004

9-AUDITOR NAME	10-CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11-NAME OF THE ENGAGEMENT PARTNER	**12-FEDERAL TAXPAYERS' CODE**
João Eugenio Leitão Filho	860.061.428-72

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 09/30/2004	2-PRIOR QUARTER 06/30/2004	3-SAME QUARTER OF LAST YEAR - 09/30/2003
PAID-IN CAPITAL			
COMMON - ON	97,375	97,375	97,375
PREFERRED - PN	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON - ON	0	0	0
PREFERRED - PN	0	0	0
TOTAL	0	0	0

01.06 - COMPANY'S PROFILE

1-TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4-ACTIVITY CODE 134 - HOLDING COMPANY
5-MAIN ACTIVITY HOLDING COMPANY
6-TYPE OF CONSOLIDATION TOTAL
7-TYPE OF ACCOUNTANTS' REVIEW REPORT NO QUALIFICATIONS

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-COMPANY NAME

01.08 - DIVIDENDS DECLARED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES (VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-TYPE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE
01	RD	08/27/2004	Dividends	09/09/2004	ON	0.06000
02	RD	08/27/2004	Dividends	09/09/2004	PN	0.06600

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2004
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAID-IN CAPITAL STOCK AND MODIFICATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10 - INVESTOR RELATIONS' DIRECTOR

1-DATE	2-SIGNATURE
11/12/2004	

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1	TOTAL ASSETS	935,097	919,812
1.01	CURRENT ASSETS	6,147	4,531
1.01.01	CASH AND CASH EQUIVALENTS	1,853	264
1.01.01.01	CASH AND BANKS	66	148
1.01.01.02	TEMPORARY CASH INVESTMENTS	1,787	116
1.01.02	CREDITS	4,287	4,202
1.01.02.02	RECOVERABLE TAXES	3,756	3,834
1.01.02.03	DEFERRED INCOME TAXES	386	193
1.01.02.04	OTHER CREDITS	145	175
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	7	65
1.01.04.01	PREPAID EXPENSES	7	65
1.02	NONCURRENT ASSETS	160	32,525
1.02.01	MISCELLANEOUS CREDITS	160	0
1.02.01.01	DEFERRED INCOME TAXES	160	0
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	32,525
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	32,525
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	928,790	882,756
1.03.01	INVESTMENTS	927,999	882,165
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	923,157	877,156
1.03.01.02.01	SUZANO QUÍMICA LTDA.	760,368	712,800
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	162,789	164,356
1.03.01.03	OTHER INVESTMENTS	4,842	5,009
1.03.01.03.01	UNAMORTIZED GOODWILL	4,842	5,009
1.03.02	PROPERTY, PLANT AND EQUIPMENT	791	591
1.03.02.01	OTHER ASSETS	791	591
1.03.03	DEFERRED CHARGES	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2004
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2	TOTAL LIABILITIES	935,097	919,812
2.01	CURRENT LIABILITIES	8,702	8,424
2.01.01	LOANS	6,259	6,491
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES AND CONTRIBUTIONS	78	69
2.01.04.01	TAXES PAYABLE	78	69
2.01.05	DIVIDENDS PAYABLE	22	12
2.01.06	PROVISIONS	1,137	568
2.01.06.01	PROVISION FOR PROFIT SHARING	1,137	568
2.01.07	DEBT WITH RELATED COMPANIES	177	303
2.01.08	OTHER	1,029	981
2.01.08.01	SALARIES AND PAYROLL TAXES	984	941
2.01.08.02	ACCOUNTS PAYABLE	45	40
2.02	LONG TERM LIABILITIES	6,665	9,236
2.02.01	LOANS	6,193	9,236
2.02.01.01	LOANS	6,193	9,236
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	472	0
2.02.03.01	OTHER PROVISIONS	472	0
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	919,730	902,152
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,513	2,513
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	2,513	2,513
2.05.04	PROFIT RESERVES	59,927	59,927
2.05.04.01	LEGAL RESERVE	3,992	3,992
2.05.04.02	STATUTORY RESERVES	55,935	55,935
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	62,907	45,329

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2004
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - FROM 07/01/2004 TO 09/30/2004	4 - FROM 01/01/2004 TO 09/30/2004	5 - FROM 07/01/2003 TO 09/30/2003	6 - FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	31,221	76,367	9,950	(7,439)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(3,980)	(11,389)	(2,048)	(5,242)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(3,980)	(11,389)	(2,048)	(5,242)
3.06.03	FINANCIAL	(219)	(400)	(170)	(249)
3.06.03.01	INTEREST INCOME	166	750	396	1,758
3.06.03.02	INTEREST EXPENSES	(385)	(1,150)	(566)	(2,007)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP FROM INVESTEES	35,420	88,156	12,168	(1,948)
3.06.06.01	EQUITY PICK UP	35,587	88,657	12,335	(1,447)
3.06.06.02	GOODWILL AMORTIZATION	(167)	(501)	(167)	(501)
3.07	OPERATING INCOME	31,221	76,367	9,950	(7,439)
3.08	NON OPERATING RESULT	18	8	0	0
3.08.01	REVENUES	42	42	0	0
3.08.02	EXPENSES	(24)	(34)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	31,239	76,375	9,950	(7,439)
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAXES	354	547	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	31,593	76,922	9,950	(7,439)
	QUANTITY OF SHARES (EXCEPT SHARES IN TREASURY—IN THOUSAND)	221,195	221,195	221,195	221,195
	EARNINGS PER SHARE	0.14283	0.34776	0.04498	
	LOSS PER SHARE				(0.03363)

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 - EXPLANATORY NOTES (In thousands of Reais)

1 - OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company engaged in investments in, and management of, petrochemical companies. These companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Production of polypropylene used for production of auto parts, household appliances, containers, packaging, carpet, furniture and other.

Politeno Indústria e Comércio S.A.

Production of polyethylene used for production of plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.

Petroflex Indústria e Comércio S.A.

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A.

Production of polyethylene for industrial use from the fraction of natural gas. This company is in pre-operating stage, with start-up scheduled for the first quarter of 2005. Since March 2003, it has performed pre-marketing operations, including purchasing and resale of polyethylene, aiming mainly at the training of sales, logistics and technical assistance teams and testing of distribution systems.

2 - PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil and specific regulation from the Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2003 and can be summarized as follows:

Revenues and Expenses - revenues and expenses are recognized under the accrual basis. Sales revenue is recorded at the transfer of ownership risks and title to the customer. Revenues are not recognized in case of significant doubts on realization;

Accounting estimates - based on relevant objective and subjective factors to determine values to be used in the financial statements. The significant elements subjected to those estimates are: the residual amount of fixed assets, the allowance for doubtful accounts, inventories, deferred income taxes, provision for contingencies and financial instruments. The estimates are reviewed at least quarterly by the Company;

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Items Denominated in Foreign Currency - monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses and are reflected in the statement of operations currently;

Rights and obligations - are monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance-sheet date;

Temporary cash investments - recorded at cost plus income accrued to the balance-sheet date, which does not exceed market value;

Allowance for doubtful accounts - recorded in an amount considered sufficient to cover any loss in the realization of the credits;

Inventories - stated at the lower of average acquisition and/or production cost or market;

Investments - in subsidiaries carried at the equity method, and other investments at cost. Goodwill from acquisitions derives from expectations of future profitability, being amortized in 10 years. The Company addresses the accounting practices used by subsidiaries and, in case of differences to its own, adjustments are made to their equity amounts for purposes of the application of the equity method;

Property, plant and equipment - is recorded at acquisition, formation or construction cost (including interest and other financial charges) plus, in some cases, spontaneous appraisal write-ups. Depreciation is provided on the straight-line method at rates which take into account the estimated useful lives of the assets;

Deferred charges - are recorded at acquisition and formation cost and amortized in 10 years; goodwill from acquisitions derives from expectations of future profitability, being amortized in 10 years;

Income taxes - Income tax is computed at 15% of adjusted income, plus 10% on income exceeding R$240. Social contribution tax is calculated at 9% of adjusted income. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized based on Instruction CVM n° 371/02 taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies;

Provisions - recognized when there is a legal obligation derived from a past event and will be likely required to be paid. Provisions are recognized based on the best estimates of risk;

Deferred income - related to unamortized negative goodwill from acquisitions recorded by subsidiaries, originated from the so-called "other economical reasons";

Foreign subsidiary's currency translation method - financial statements of foreign subsidiaries were translated into local currency based on the exchange rate in effect at the end of the period. Accounting practices, when applicable, were adjusted to the Company's.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4 - CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

Consolidated financial statements include the Company and its direct and indirect subsidiaries and the so-called subsidiaries under joint control with others, which were consolidated proportionally, as follows:

	Direct and indirect subsidiaries		Jointly-controlled companies	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.12%	97.68%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do NE S.A.		-	100.00%	100.00%
Polipropileno Participações S.A.	87.25%	83.57%	-	-
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%	-	-
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.80%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

Description of the main consolidation procedures:

a) Elimination of assets and liabilities between consolidated companies;
b) Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries;
c) Elimination of income, expenses and unrealized income from inter-company transactions;
d) Segregation of minority interests from equity and results of operations;
e) The elements of the financial statements of subsidiaries under joint control were consolidated at the subject percent rate of participation in total capital.

The reconciliation between net income and shareholders' equity of the Company and the consolidated statements is as follows:

	Net income		Shareholders' equity	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Consolidated financial statements	76,725	(12,579)	919,730	902,152
Tax incentives in affiliates	-	7,851	-	-
Other adjustments	197	(2,711)	-	-
Company's individual financial statements	76,922	(7,439)	919,730	902,152

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

5 - CREDITS - CONSOLIDATED

	September 30, 2004	June 30, 2004
Domestic	204,483	144,296
Overseas	50,808	50,919
Discounted notes	(29,798)	(34,485)
Allowance for doubtful accounts	(16,047)	(14,525)
	209,446	146,205

6 - INVENTORIES - CONSOLIDATED

	September 30, 2004	June 30, 2004
Finished goods	75,426	55,923
Stock in process	705	542
Raw material	31,574	29,868
Auxiliary, maintenance an other	16,913	14,781
	124,618	101,114

7 - RECOVERABLE TAXES - CONSOLIDATED

	September 30, 2004	June 30, 2004
Income tax and social contribution	20,630	10,733
ICMS recoverable	72,314	60,647
Other	6,990	7,273
	99,934	78,653
Current portion	39,975	44,517
Noncurrent portion	59,959	34,136

Approximately R$36,982 of ICMS recoverable is related to Politeno. The management of this subsidiary under joint control is working to collect this credit and also to reduce the future generation of credits. To date, the following actions were performed:

During 2003, management decided to alienate approximately 30% of the total tax credit and constituted a provision for losses of approximately 13% of total credits.

On August 30, 2004, a new agreement was signed. However, the legal ratification of the credit transfer has to be discussed with the State Finance Secretary to materialize this negotiation.

The management of Politeno is working to obtain authorization from the State Finance Secretary to permit using the credits in the acquisition of raw materials, the postponement of deferral benefits of the Bahiaplast program and the importation of naphtha.

8 - DEFERRED INCOME TAXES - CONSOLIDATED

Tax credits recognized by subsidiaries under joint control over temporary differences and tax losses are as follows:

	September 30, 2004					
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquímica S.A.	Total
Tax loss carryforward	41	36	3,472	290	-	3,839
Temporary differences		7,191	7,802	-	546	15,539
	41	7,227	11,274	290	546	19,378
Current	-	512	-	-	386	898
Noncurrent	41	6,715	11,274	290	160	18,480

	June 30, 2004					
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquímica S.A.	Total
Tax loss carryforward	110	232	4,527	388	-	5,257
Temporary differences		6,405	6,882	-	193	13,480
	110	6,637	11,409	388	193	18,737
Current	-	505	-	-	193	698
Noncurrent	110	6,132	11,409	388	-	18,039

The companies recognized deferred income taxes on tax losses, from current and past years, based on expectations of generation of future taxable income, supported by feasibility studies. The ability to use tax losses never expires, but the offsetting of taxable income is limited to 30%. The companies expect to recover these tax credits as follows:

Rio Polímeros S.A. - during 2007;
Petroflex Indústria e Comércio S.A. - from 2004 to 2007;
Polibrasil Participações S.A. - from 2004 to 2008;
Politeno Indústria e Comércio S.A. - after the end of the period of tax incentives.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

9 - INVESTMENTS

	Consolidated		Company	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Subsidiaries	-	-	923,157	877,156
Unamortized goodwill	-	-	4,842	5,009
Other investments carried at cost			-	-
Petroquímica União S.A.	33,385	33,385	-	-
Nordeste Química S.A. - NORQUISA	63,429	63,424	-	-
Provision for loss	(29,982)	(29,979)	-	-
Other	4,486	4,944	-	-
	71,318	71,774	927,999	882,165

Investment data and summary of activity of direct subsidiaries' investment accounts:

Subsidiaries

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Capital interest			
September 30 and June 30, 2004			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries			
Share capital	663,116	144,376	
Adjusted shareholders' equity	760,368	162,789	
Adjusted results for the period	53,998	34,659	
c) Investments			
December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10	-	10
Capital reduction	-	(12,500)	(12,500)
Distribution of earnings	-	(20,500)	(20,500)
Equity pick up	(17,016)	28,554	11,538
December 31, 2003	678,845	152,430	831,275
Distribution of earnings	(5,000)	(24,300)	(29,300)
Capital integralization	32,525	-	32,525
Equity pick up	53,998	34,659	88,657
September 30, 2004	760,368	162,789	923,157

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

The table below discloses the indirect investments of the Company, materialized through the direct subsidiaries referred to above (companies' data and summary of activity of investment accounts):

	Suzano Química Ltda.					SPQ Investimentos e Participações Ltda.
	Rio Polimeros S.A.[1]	Suzanopar Petroquímica Ltd.	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A.
a) Capital share September 30 and June 30, 2004						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.80%
b) Information on subsidiaries						
Share capital	1,054,248	84,783	275,080	152,702	66,344	333,303
Adjusted shareholders' equity	1,055,946	99,227	488,546	269,146	22,864	472,895
Adjusted results for the period	2,807	2,198	75,871	67,341	(495)	73,514
c) Investment activity						
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,096
Subscription of shares	151,855	-	-	-	-	-
Capital reduction[2]	-	(136,769)	-	-	-	-
Dividends	-	-	-	(714)	-	(36,117)
Equity pick up	(370)	(55,248)	28,890	12,951	(370)	29,041
December 31, 2003	298,008	165,675	206,337	41,274	19,522	140,020
Subscription of shares	53,038	-	-	-	-	-
Capital reduction[2]	-	(69,052)	-	-	-	-
Dividends	-	-	-	(1,274)	-	(13,610)
Equity pick up	936	2,604	37,936	14,150	(414)	35,092
June 30, 2004	351,982	99,227	244,273	54,150	19,108	161,502
Last stock price at São Paulo Stock Exchange - BOVESPA (lot of thousand shares)						
09/30/2004 - PNA	-	-	-	590.00	-	-
09/30/2004 - PNB	-	-	-	-	-	5.70

(1) Pre-operating stage enterprise – according to the project finance and until completion of the project, Suzano Quimica Ltda. will be required to subscribe additional share capital amounting to US$29.4 million, aproximately;

(2) For purposes of transfer of funds to Rio Polímeros S.A.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Related parties

Company

	September 30, 2004	June 30, 2004	
	Liabilities	Assets	Liabilities
	Current	Noncurrent	Current
	Accounts payable	Advance for future capital increase	Accounts payable
With consolidated companies			
Suzano Química Ltda.	-	32,525	-
With non-consolidated companies			
Suzano Holding S.A.	177	-	303
TOTAL	177	32,525	303

Consolidated

	September 30, 2004		June 30, 2004	
	Liabilities		Liabilities	
	Current	Long-term	Current	Long-term
	Accounts payable	Accounts payable	Accounts payable	Accounts payable
Company payables to non-consolidated companies	177	-	303	-
Payables of Suzano Química Ltda. due to non-consolidated companies	34	-	-	-
Consolidated subsidiaries' payables to related parties:				
Polibrasil Participações S.A.[1]	9,138	14,007	11,744	18,956
Petroflex Indústria e Comércio S.A.	8	-	-	-
TOTAL	9,357	14,007	12,047	18,956

(1) Technology acquisition agreement with Baseltech USA Inc. ("Spheripol"), which represented US$8,097 thousand, plus interest of 8% per year with yearly payments until 2008.

10 - PROPERTY, PLANT AND EQUIPMENT

	Yearly Depreciation rates	September 30, 2004	June 30, 2004
Buildings	2.5% to 4%	104,702	104,495
Machinery and equipment	5% to 20%	556,289	553,797
Other	10% to 20%	32,226	31,196
		693,217	689,488
Accumulated depreciation		(309,469)	(296,823)
		383,748	392,665
Construction in progress		782,802	770,069
Lands		15,642	15,589
		1,182,192	1,178,323

11 - DEFERRED CHARGES - CONSOLIDATED

	September 30, 2004						June 30, 2004
	Technology	Pre-operational expenses	Goodwill	Other	Amortization	Balance	Balance
Polibrasil Participações S.A.	25,464	32,808	1,983	1,687	(50,414)	11,528	12,051
Politeno Indústria e Comércio S.A.	-	21,229	-	-	(19,979)	1,250	1,334
Rio Polímeros S.A.	-	63,462	-	-	-	63,462	56,714
Suzano Petroquímica S.A.	-	-	4,842	-	-	4,842	5,009
	25,464	117,499	6,825	1,687	(70,393)	81,082	75,108

Technology

Acquisition of rights of use of Spheripol® technology by means of an agreement signed in 1998 with Baselltech USA Inc. (related to the joint controlling stockholder of Polibrasil Participações S.A.), to be used in the Polibrasil Resinas S.A.'s new plant, located in Mauá (SP), with capacity of 300 thousand tons per year.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

12 - LOANS

	Consolidated		Company	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Investments' funding	25,783	28,546	12,452	15,727
Brazilian Development Bank - BNDES	264,449	246,860	-	-
In foreign currency	482,909	500,906	-	-
Other	9,893	15,020	-	-
	783,034	791,332	12,452	15,727
Current portion	131,766	146,267	6,259	6,491
Long-term portion	651,268	645,065	6,193	9,236

The Company loan is related to the purchase of shares in the privatization of Politeno Indústria e Comércio S.A., with interest rate of 6.5% per year plus monetary restatement based on TR variation, with biannual amortization until 2006.

The consolidated loans include, additionally, the following:

POLIBRASIL PARTICIPAÇÕES S.A./POLIPROPILENO S.A./POLIBRASIL RESINAS S.A.

Banco do Brasil - R$13,331 - privatization program, IGPM + 6.5% per year - biannual maturities until February 2006 – guaranteed by 6,763,421 shares of Petroquímica União S.A. owned by Polibrasil;

Loan (Spheripol/Splitter) - R$149,039 - resources from BNDES (R$39 million) - interest at TJLP (Long-Term Interest Rate) plus 5% per year - and from FMO (Netherlander Development Bank) (US$39 million) with interest at 6-month LIBOR plus 3.75% to 4.75% per year. Polibrasil plants, located in Mauá (SP), Camaçari (BA) and Duque de Caxias (RJ) were given as guarantee to both BNDES and FMO. As additional guarantee to FMO, Polibrasil obtained a bank credit letter with Banco Bradesco in the amount of US$9.9 million. The financial ratios (covenants) demanded by these loans' contracts have been observed till September 30, 2004.

Advanced Collection of Exports - R$30,279 - interest at 6-month LIBOR plus 4.5% and 3.68% per year and exchange variation - maturities from March 2007 to 2009.

POLITENO INDÚSTRIA E COMÉRCIO S.A.

Foreign currency - R$21,627 - LIBOR plus 0.90% to 5.23% per year and impacts of exchange variation;

Local currency - R$3.454 - TJLP plus 2.5% to 3.3% per year.

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

Local currency - R$10,233 - TJLP plus 3.5% to 5.0% per year, and UMBND plus 5.0% per year;

Advanced Collection of Exports - R$18,360 - LIBOR plus 1.22% and 4.00% per year;

Local currency - BNDES - Exim - R$7,522 - TJLP plus 10.5% per year and UMBND plus 10.5% per year;

RIO POLÍMEROS S.A.

Local currency - BNDES - R$158,777 - TJLP plus 5% per year; R$36,694 - basket of currencies from BNDES plus 5% per year;

Foreign currency - R$290,812 - Interest at 5.51% per year, plus impact of exchange variation;

Interest expenses have been capitalized during the construction phase. As guarantee the subsidiary offered the operations cash flow supported by export contracts, and stockholders offered their shares in the subsidiary's capital, among others.

The maturities of long-term loans are as follows:

	Consolidated	Company
2005	54,377	
2006	71,957	6,193
2007	91,779	-
2008	91,618	-
2009	96,462	-
2010 and later	245,075	-
	651,268	6,193

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

The subsidiaries under joint control have recognized provisions for contingencies to cover for possible losses in administrative and court disputes related to tax, social security, labor and civil matters in amounts considered sufficient based on the assessment of legal advisors.

The consolidated provision for contingencies originated from the following companies:

	September 30, 2004	June 30, 2004
Tax		
Politeno Indústria e Comércio S.A.	1,513	1,358
Polibrasil Participações S.A.	5,176	4,834
Petroflex Indústria e Comércio S.A. (1)	50,290	44,935
	56,979	51,127
Labor		
Polibrasil Participações S.A.	2,013	2,169
Petroflex Indústria e Comércio S.A.	514	541
	2,527	2,710
Civil		
Polibrasil Participações S.A.	2,418	1,979
	61,924	55,816

(1) Related, mainly, to a court dispute of Petroflex on credits for the Federal Excise Tax - IPI. The dispute relates to the Company claims that it has rights for the use of subject tax credits in the purchase of exempted materials. The company obtained a preliminary judicial authorization to use the credits.

14 - CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares and 123,819,934 preferred shares.

The bylaws establish a minimum dividend of 25%, computed on adjusted income. Preferred shares have no voting rights and are entitled to a dividend 10% higher than common shares'. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the remaining profits after appropriation of the legal reserve and dividends, aiming to assure adequate operating conditions and assure the continuity of the annual dividend distribution.

On August 27, 2004, a dividend payment of R$0.060 per common share and R$0.066 per preferred share was approved in a management meeting, representing a total distribution of R$14 million.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

15 - FINANCIAL INSTRUMENTS

The estimated market values of financial instruments included in the balance sheets at September 30, 2004 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	15,727	15,383

The Company's individual balance sheet includes basically investments in subsidiaries and affiliates, credits with related parties and loans.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are carried under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to instruments of the same nature.

The subsidiaries and affiliates informed in their financial statements that they performed the evaluation of their assets and liabilities at the market value, concluding that book values are not significantly different when compared with market values.

16 - INSURANCE

The Company and its subsidiaries and affiliated companies have policies to maintain the insurance coverage adequate in relation to their property, plant and equipment and inventories exposed to risks, based on their insurance consultants.

17 - GUARANTEES

As of September 30 and June 30, 2004, guarantees provided to subsidiaries and affiliates were as follows:

	September 30, 2004	June 30, 2004
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	20,344	8,118
Banco do Brasil - Privatization Coperbo	-	667
	20,344	8,785
Joint guarantees with Cia. Suzano de Papel e Celulose:		
Polibrasil Resinas S.A.		
BNDES (National Development Bank)	39,082	41,964
Total	59,426	50,749

18 - PENSION PLANS

The subsidiaries under joint control, Politeno Indústria e Comércio S.A. (Politeno), Polibrasil Participações S.A. (Polibrasil) and Petroflex Indústria e Comércio S.A. (Petroflex) and their subsidiaries sponsor a supplementary pension plan for their employees, recognized in accordance with CVM Deliberation No. 371/00.

The pension plan of Politeno, Polibrasil and part of Petroflex is a mixed plan (defined benefit and contribution) managed by PREVINOR - Associação de Previdência Privada. Previnor's main goal is the supplementary pension plan (in relation to the pension benefits by the mandatory Federal pension system) for employees (and its dependents). The sponsors and employees make monthly contributions based on employees' compensation.

Petroflex, besides Previnor, sponsors, for a portion of its employees, a defined-benefit plan managed by Fundação Petrobrás de Seguridade Social - PETROS, a multi-sponsored plan, being Petrobrás the main sponsor, with 90% of participation. The plan includes a provision for solidarity among sponsors.

The subsidiaries under joint control, Politeno, Polibrasil and Petroflex disclosed in their financial statements the information required by CVM Deliberation No. 371/00. According to this disclosure, there is no additional deficit of sponsors' responsibility to be recognized.

19 - SUBSEQUENT EVENTS

The Company published the following announcements of relevant facts:

The board of directors approved at October 21, 2004 a proposal to be submitted to the Stockholders in an Extraordinary General Meeting, related to the adherence to the level 2 of São Paulo Stock Exchange - BOVESPA (the so-called level of Differentiated Practices of Corporate Governance), including among the subject changes, the increase in minimum dividends from 25% to 30% of adjusted net income, and the elimination of the right of preferred shares to receive dividends 10% higher than common shares', depending on the deliberation in a Preferred Stockholders' Special Meeting. They also approved the invitation notice for the Extraordinary Shareholders' General Meeting of November 18, 2004 to approve the statutory changes referred to above.

As of October 28, 2004, the Company announced that Suzano Holding S.A. (the stockholder owning the majority of voting shares) and the minority stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, intend to conduct a secondary public distribution of shares, initially of 22.5 million of preferred shares, representing approximately 10.2% of the total capital and 18.2% of total preferred shares. The Company intends to make a primary offer of 5.5 million preferred shares. Total primary and secondary offering will represent 28 million preferred shares. The requirement of registry of the Offering was filed before the Brazilian Securities Commission (CVM) and is under analysis.

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

See "Comments on Consolidated Performance" (Group 8).

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2004	4- 06/30/2004
1	TOTAL ASSETS	1,991,002	1,917,417
1.01	CURRENT ASSETS	567,036	529,274
1.01.01	CASH AND CASH EQUIVALENTS	169,180	212,352
1.01.01.01	CASH AND BANKS	30,033	21,316
1.01.01.02	TEMPORARY CASH INVESTMENTS	139,147	191,036
1.01.02	CREDITS	270,727	210,329
1.01.02.01	ACCOUNTS RECEIVABLE	209,446	146,205
1.01.02.02	RECOVERABLE TAXES	39,975	44,517
1.01.02.03	DEFERRED INCOME TAXES	898	698
1.01.02.04	OTHER CREDITS	20,408	18,909
1.01.03	INVENTORIES	124,618	101,114
1.01.04	OTHER	2,511	5,479
1.01.04.01	PREPAID EXPENSES	2,511	5,479
1.02	NONCURRENT ASSETS	89,374	62,938
1.02.01	MISCELLANEOUS CREDITS	89,374	62,938
1.02.01.01	TAXES RECOVERABLE	59,959	34,136
1.02.01.02	DEFERRED INCOME TAXES	18,480	18,039
1.02.01.03	JUDICIAL DEPOSITS	2,588	2,460
1.02.01.04	OTHER CREDITS	8,347	8,303
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	0
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,334,592	1,325,205
1.03.01	INVESTMENTS	71,318	71,774
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	71,318	71,774
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,182,192	1,178,323
1.03.03	DEFERRED CHARGES	81,082	75,108

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.02 - CONSOLIDATED BALANCE SHEET—LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2	TOTAL LIABILITIES	1,991,002	1,917,417
2.01	CURRENT LIABILITIES	295,054	247,486
2.01.01	LOANS	131,766	146,267
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	99,012	41,970
2.01.04	TAXES AND CONTRIBUTIONS	29,640	11,230
2.01.05	DIVIDENDS PAYABLE	119	72
2.01.06	PROVISIONS	3,695	2,650
2.01.06.01	INCOME TAXES	3,695	2,650
2.01.07	DEBT WITH RELATED COMPANIES	9,357	12,047
2.01.08	OTHER	21,465	33,250
2.01.08.01	SALARIES AND PAYROLL TAXES	13,464	10,490
2.01.08.02	ACCOUNTS PAYABLE	8,001	22,760
2.02	LONG TERM LIABILITIES	734,057	726,107
2.02.01	LOANS	651,268	645,065
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	61,924	55,816
2.02.03.01	PROVISION FOR CONTINGENCIES	61,924	55,816
2.02.04	LOANS DUE TO RELATED COMPANIES	14,007	18,956
2.02.05	OTHER	6,858	6,270
2.02.05.01	DEFERRED INCOME TAXES	1,457	1,466
2.02.05.02	PENSION PLAN	4,804	4,804
2.02.05.03	ACCOUNTS PAYABLE	597	0
2.03	DEFERRED INCOME	32,740	32,740
2.04	MINORITY INTEREST	9,421	8,932
2.05	SHAREHOLDERS' EQUITY	919,730	902,152
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,513	2,513
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,513	2,513
2.05.04	PROFIT RESERVES	59,927	59,927
2.05.04.01	LEGAL RESERVE	3,992	3,992
2.05.04.02	STATUTORY RESERVES	55,935	55,935
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	62,907	45,329

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - FROM 07/01/2004 TO 09/30/2004	4 - FROM 01/01/2004 TO 09/30/2004	5 - FROM 07/01/2003 TO 09/30/2003	6 - FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	565,612	1,466,881	394,243	1,080,546
3.02	DEDUCTIONS OF GROSS REVENUE	(117,617)	(307,579)	(67,992)	(194,474)
3.03	NET REVENUE (SALES AND SERVICES)	447,995	1,159,302	326,251	886,072
3.04	COST OF GOODS AND SERVICES SOLD	(355,344)	(929,134)	(276,633)	(735,612)
3.05	GROSS PROFIT	92,651	230,168	49,618	150,460
3.06	OPERATING (EXPENSES) REVENUES	(44,402)	(123,688)	(38,172)	(135,130)
3.06.01	SALES EXPENSES	(26,741)	(68,344)	(21,494)	(53,634)
3.06.02	GENERAL AND ADMINISTRATIVE	(15,019)	(43,777)	(10,052)	(30,589)
3.06.03	FINANCIAL	(1,223)	(13,251)	(8,696)	(58,078)
3.06.03.01	INTEREST INCOME	(9,173)	23,072	6,462	11,092
3.06.03.02	INTEREST EXPENSES	7,950	(36,323)	(15,158)	(69,170)
3.06.04	OTHER OPERATING REVENUES	(791)	3,569	2,599	9,157
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP FROM INVESTEES	(628)	(1,885)	(529)	(1,986)
3.06.06.01	EQUITY PICK UP	0	0	99	(101)
3.06.06.02	GOODWILL AMORTIZATION	(628)	(1,885)	(628)	(1,885)
3.07	OPERATING INCOME	48,249	106,480	11,446	15,330
3.08	NON OPERATING RESULT	(16)	181	33	145
3.08.01	REVENUES	(16)	181	33	145
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	48,233	106,661	11,479	15,475
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(15,965)	(21,564)	(4,715)	(13,476)
3.11	DEFERRED INCOME TAX	(331)	(7,573)	735	(14,036)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(490)	(799)	(1,232)	(542)
3.15	NET INCOME (LOSS) FOR THE PERIOD	31,447	76,725	6,267	(12,579)
	QUANTITY OF SHARES (EXCEPT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	EARNINGS PER SHARE	0.14217	0.34687	0.02833	
	LOSS PER SHARE				(0.05687)

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

08.01 - Comments on consolidated performance for the period

Industry scenario and economic context

During the first months of 2004, the small growth of petrochemical output originated from exports and agriculture, taking into account the smaller increase of the domestic economic activity.

Since the second quarter, the recovery of economic activity in the United States, Europe and Asia, and the increase in petroleum prices has generated an increase in international prices of petrochemical products. In the domestic market, the manufacturing activity has accelerated, mainly by the activity in the automotive, textile, consumer electronics and packaging industries, and revealed also by the high degree of utilization of installed production capacity, impacting strongly on the recovery of the petrochemical industry, increasing internal demand and prices.

As a result of the demand recovery in the domestic market, the producers of thermoplastic resins and elastomers have been able to pass along prices the increase in raw materials costs resulting from the elevation of international prices. The growth in domestic consumption coupled with the low level of inventories in the petrochemical chain as a whole reduced the excess inventories that had been directed to external markets.

During the third quarter of 2004, domestic demand for polyethylene and polypropylene increased by 21% in both products as compared to the same period of the prior year. During the first 9 months of the year, domestic demand for polyethylene and polypropylene increased by 16% and 14%, respectively, in relation to the same period in 2003.

Demand for elastomers (SBR and BR) increased by 21% in the third quarter of 2004 as compared to the same period of 2003. From January to September 2004, domestic demand reached 234 thousand tons, representing an increase of 15% in the comparison with the same period of 2003.

Operating performance of subsidiaries under joint control:

Suzano Petroquímica, as a non-operating holding company, depends directly of the results of subsidiaries under joint control. The main operating results are as follows:

Turnover (000 ton)	3Q04	3Q03	Δ%	9M04	9M03	Δ%
Polibrasil	143.4	134.6	6.3	414.0	332.8	24.4
domestic market	124.4	109.6	13.2	352.4	291.1	21.0
foreign market	19.0	25.0	(24.0)	61.6	41.7	47.7
Politeno	92.5	101.6	(9.0)	249.6	246.9	1.1
domestic market	80.2	86.4	(7.2)	222.6	213.3	4.4
foreign market	12.4	15.2	(18.9)	27.0	33.6	(19.6)
Petroflex	92.5	85.9	7.7	267.9	253.0	5.9
domestic market	65.7	55.9	17.7	189.3	165.5	14.4
foreign market	26.8	30.1	(10.8)	78.6	87.4	(10.1)
Rio Polímeros (domestic market)	12.2	5.5	121.8	34.9	10.2	242.2

Production (000 ton)	3Q04	3Q03	Δ%	9M04	9M03	Δ%
Polibrasil	158.2	136.5	15.0	432.3	352.3	22.7
Politeno	93.2	89.4	4.3	239.7	242.6	(1.1)
Petroflex	95.1	84.1	13.1	267.0	248.8	7.3
Rio Polímeros	NA	NA	-	NA	NA	-

NA: Not applicable

Polibrasil

- During third quarter of 2004, unit sales reached 143.1 tons, representing an increase of 6.3% if compared with the third quarter of 2003, while total production increased by 15.8%. Unit sales in the third quarter of 2004 have not increased by the same proportion of the production increase as a result of specific decisions of recovering prior inventory levels. During the same period, the utilization of production capacity reached 97.5%. During the first nine months of 2004, unit sales increased by 24.4% and production increased by 22.7%. During this period, the utilization of production capacity reached 87.8%.

- During the third quarter of 2004, gross margin was 20.5%, 7.4 p.p. higher than during the same period of 2003 due to sales prices and, in a minor extension, to unit sales increase. From January to September of 2004, gross margin was 20.0%, 3.6 p.p. higher than the same period of 2003.

- During the third quarter of 2004, relative EBITDA was 15.8%, with an increase of 6.1 p.p. in relation to the third quarter of 2003. During the first nine months of 2004, relative EBITDA reached 16.2%, an increase of 3.5 p.p.

- During the third quarter of 2004, net income reached R$45.1 million, against a loss of R$3.3 million in the same period of the prior year. During the first nine months of 2004, net income reached R$77.2 million, 47.8% higher than the same period of 2003.

Politeno

- During the third quarter of 2004, Politeno sold 92.5 tons, representing a reduction of 9% if compared with the same period of 2003, while production increased by 4.3%. This is explained by a sales transfer from the second to the third quarter of 2003. The average degree of utilization of production capacity reached almost 97%. From January to September 2004, unit sales increased by 1.1%. During this period, the utilization of production capacity reached 90%.

- During the third quarter of 2004, gross margin was 21.4%, the same of the third quarter of the prior year. Despite the unit sales reduction in the period, the increase in sales prices maintained the gross margin. During the first nine months of 2004, gross margin reached 21.1%, showing a little decrease of 0.7 p.p. in relation to the same period of 2003.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- During the third quarter of 2004, relative EBITDA was 15.3%, 1.7 p.p. higher than in the third quarter of the prior year. During the first nine months of 2004, relative EBITDA was 15.4%, 1.1 p.p. higher than same period of 2003.

- Net income reached R$32.6 million, 89.5% higher than net income of the third quarter of 2003. During the first nine months of 2004, net income reached R$73.5 million, 42.2% higher than 2003.

Petroflex

- During the third quarter of 2004, Petroflex sold 92.5 tons, 7.7% more than the in same period of 2003, while production increased by 13.1%, reaching 95.1 thousand tons and the utilization of production capacity reached 95.3%. From January to September 2004, unit sales increased by 5.9% and the utilization of capacity reached 94.4%.

- During the third quarter of 2004, gross margin was 21.8%, 10.1 p.p. higher than in the same period of the prior year, explained by raw material price increases passed along to sales prices. During the first nine months of 2004, gross margin reached 19.4%, representing an increase of 5.8 p.p.

- During the third quarter of 2004, relative EBITDA was 14.9%, 6.7 p.p. higher than in the same period of 2003, as a result of a mix of the sales price increases referred to above with an increase of freight expenses. During the first nine months of 2004, relative EBITDA was 13.6%, representing an increase of 3.1 p.p.

- During the third quarter of 2004, net income reached R$27.5 million, 578.1% higher than the in the first quarter of 2003. During the first nine months of 2004, net income reached R$67.3 million, representing an increase of 123.0% in relation to 2003.

Rio Polímeros

- During the third quarter of 2004, Rio Polímeros sold 12.2 thousand tons as result of its pre-marketing activities started in March of 2003. From January to September 2004, the company sold 34.9 thousand tons, amplifying the customer basis and the types of products offered to the market.

- Until November 2003, the result of pre-marketing activities was recorded as deferred charges. Consequently the results of 2004 are not comparable with those from 2003.

- During the third quarter of 2004, net income reached R$1.3 million (R$2.8 million for the nine months).

- As of September 30, 2004, the construction work was estimated being 86% complete. The start up of operations is expected to take place during the second quarter of 2005.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Net revenues

During the third quarter of 2004, consolidated net revenues reached R$448.0 million, 37.3% higher than net revenues of the same period of 2003. This increase was, mainly, a result of the increase in prices of thermoplastic resin and elastomers coupled with increased unit sales of subsidiaries under joint control.

During the first nine months of 2004, net revenues reached R$1,159.3 million, 30.8% higher than net revenues for the same period of 2003. This increase is also explained by the reasons mentioned above.

Net Revenues	Total			Suzano Petroquímica Share	
R$ million	3Q04	3Q03	Var. %	3Q04	3Q03
Polibrasil[1]	490.7	360.6	36.1	245.4	180.3
Politeno	342.4	260.4	31.5	119.8	91.1
Petroflex	344.1	272.7	26.2	69.2	54.9
Rio Polímeros	40.9	-	-	13.6	-
Total	-	-	-	448.0	326.3

Net Revenues	Total			Suzano Petroquímica Share	
R$ million	9M04	9M03	Var. %	9M04	9M03
Polibrasil[1]	1.279.0	951.7	34.4	639.5	475.9
Politeno	852.6	702.9	21.3	298.3	245.9
Petroflex	921.6	816.7	12.8	185.4	164.3
Rio Polímeros	108.3	-	-	36.1	-
Total	-	-	-	1159.3	886.1

(1) Polipropileno S.A.

- **Polibrasil:** Net revenues for the third quarter of 2004 reached R$490.7 million, 36.1% higher than the same period of 2003, explained by the increase of average sales prices and the 6.3% increase in unit sales.

  During the first nine months of 2004, net revenues reached R$1,279.0 million, 34.4% higher than the same period of 2003. It is a consequence of a 24.4% increase in unit sales coupled with increases in sales prices.

  Our share of these revenues amounted to R$245.4 million during the third quarter of 2004 and R$639.5 million during the nine months ended September 2004.

- **Politeno:** Net revenues for the third quarter of 2004 reached R$342.4 million, 31.5% higher than the same period of 2003, as a result of the significant increase in sales prices coupled with a reduction of 9.0% in unit sales.

  During the first nine months of 2004, net revenues reached R$852.6 million, 21.3% higher than the same period of 2003, resulting from increases in sales prices coupled with a reduction of unit sales of 1.1%.

  Our share on Politeno revenues reached R$119.8 million during the third quarter of 2004 and R$298.3 million for the first nine months of 2004, compared with R$91.1 million and R$245.9 million, respectively, for the same periods of 2003.

- **Petroflex:** Net revenues for the third quarter of 2004 reached R$344.1 million, 26.2% higher than the same period of 2003. This resulted from price realignments driven by raw materials costs coupled with an increase of 7.7% in the unit sales.

  During the first nine months of 2004, net revenues reached R$921.6 million, 12.8% higher than the same period of 2003. This was a consequence of unit sales growth of 5.9% coupled with an increase of elastomers sales prices.

  Our share on Petroflex revenues reached R$69.2 million during the third quarter of 2004 and R$185.4 million for the first nine months of 2004, compared with R$54.9 million and R$164.3 million, respectively, for the same periods of 2003.

- **Rio Polímeros:** Net revenues for the third quarter of 2004 reached R$40.9 million and R$108.3 million for the first nine months of 2004.

  Our share on these revenues amounted to R$13.6 million during the third quarter and R$36.1 million during the first nine months of 2004.

Cost of goods and services sold

During the third quarter of 2004, the consolidated cost of goods sold increased by 28.5%, as compared with the same period of 2003, reaching R$355.3 million. During the first nine months of

2004, the consolidated cost of sales increased by 26.3%, reaching R$929.1 million, explained mainly by raw material cost increases and, in a minor degree, by unit sales variation.

Cost of Goods R$ million	Total 3Q04	Total 3Q03	Var. %	Suzano Petroquímica Share 3Q04	Suzano Petroquímica Share 3Q03
Polibrasil[1]	390.2	313.5	24.4	195.1	156.8
Politeno	268.6	204.1	31.6	94.0	71.4
Petroflex	269.1	240.9	11.7	54.1	48.5
Rio Polímeros	36.0	-	-	12.0	-
Total	-	-	-	355.2	276.7

Cost of Goods R$ million	Total 9M04	Total 9M03	Var. %	Suzano Petroquímica Share 9M04	Suzano Petroquímica Share 9M03
Polibrasil[1]	1023.8	795.8	28.7	511.9	397.9
Politeno	673.5	559.3	20.4	235.6	195.7
Petroflex	742.9	706.1	5.2	149.5	142.1
Rio Polímeros	96.5	-	-	32.2	-
Total	-	-	-	929.2	735.7

- **Polibrasil:** Cost of sales for the third quarter of 2004 reached R$390.2 million, 24.4% higher than the same period of 2003, explained mainly by the significant increase of propylene prices and, in a minor degree, by the unit sales increase of 6.3%.

  During the first nine months of 2004, the cost of goods sold reached R$1,023.8 million, 28.7% higher than the same period of 2003. This is a result, mainly, of the significant increase in raw material costs, generated by propylene price increases, associated with a bigger consumption in the new plant, which has stabilized its production output in the second semester of 2003.

  Our share on the cost of goods sold reached R$195.1 million during the first quarter of 2004 and R$511.9 million during the first nine months of 2004, compared with R$156.8 million and R$397.9 million, respectively, for the same periods of 2003.

- **Politeno:** Cost of sales for the third quarter of 2004 reached R$268.6 million, 31.6% higher than the same period of 2003. This results mainly from the

significant increase of raw material costs, caused by the high international prices of petroleum and petrochemical naphtha during 2004.

During the first nine months of 2004, cost of goods sold reached R$673.5 million, 20.4% higher than the same period of 2003, explained mainly by the increase of the raw material costs.

Our share on total cost of goods sold reached R$94.0 million during the first quarter of 2004 and R$235.6 million for the first nine months of 2004, compared with R$71.4 million and R$195.7 million, respectively, during the same periods of 2003.

- **Petroflex:** Cost of goods sold for the third quarter of 2004 reached R$269.1 million, 11.7% higher than the same period of 2003, explained by the increase of raw material costs, butadiene and styrene, and by unit sales growth.

During the first nine months of 2004, cost of goods sold reached R$742.9 million, 5.2% higher than the same period of 2003, explained mainly by the increase of the raw material costs, butadiene and styrene, and by unit sales growth.

Our share on total cost of goods sold reached R$54.1 million during the third quarter of 2004 and R$149.5 million for the first nine months of 2004, compared with R$48.5 million and R$142.1 million, respectively, during the same periods of 2003.

- Rio Polímeros: Cost of goods sold for the third quarter of 2004 reached R$36.0 million and R$96.5 million during the first nine months of 2004.

Our share on total cost of sales reached R$12.0 million during the third quarter of 2004 and R$32.1 million during the first nine months of 2004.

Gross profit

During the third quarter of 2004, the Company's consolidated gross profit reached R$92.7 million, which was 86.7% higher than the gross profit of the same period of 2003. During the first nine months of 2004, gross profit reached R$230.2 million, 53.0% higher than the same period of 2003. Gross margin for third quarter of 2004 was 20.7%, 5.5 p.p. higher than the same period of 2003 and 19.9% for the first nine months of 2004, 2.9 p.p. higher than the same period of 2003, both explained by the increase in the gross profit of subsidiaries under joint control.

Gross Profit %	3Q04	3Q03	Var. (p.p.)	9M04	9M03	Var. (p.p)
Polibrasil[1]	20.5	13.1	7.4	20.0	16.4	3.6
Politeno	21.4	21.6	(0.2)	21.1		0.7
Petroflex	21.8	11.7	10.1	19.4	13.5	5.9
Rio Polímeros	12.0	-	-	10.9	-	-

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- **Polibrasil:** Gross margin was 20.5% and 20.0%, respectively, for the third quarter and for the first nine-months of 2004, higher by 7.4 p.p. and 3.6 p.p., respectively, than the same periods of 2003.
- **Politeno:** Gross margin was 21.4%, comparable with gross margin for the same period of 2003. For the first nine months of 2004, gross margin was 21.1%, representing a little increase of 0.7 p.p. compared with the same period of 2003.
- **Petroflex:** Gross margin was 21.8% and 19.4%, respectively, for the third quarter and for the first nine months of 2004, higher by 10.1 p.p. and 5.8 p.p., respectively, than the same periods of 2003.
- **Rio Polímeros:** Gross margin resulting from products resale (pre-marketing) was 12.0% and 10.9%%, respectively, for the third quarter and for the first nine months of 2004.

Sales, General and Administrative Expenses

During the third quarter of 2004, sales, general and administrative expenses increased by 32.4% as compared with the same period of 2003 and reached R$41.8 million. During the first nine months of 2004, sales, general and administrative expenses increased by 33.1% as compared with the same period of 2003 and reached R$112.1 million. These increases are explained by the following:

- **Company:** Sales, general and administrative expenses for the third quarter of 2004 reached R$4.0 million, 94.3% higher than the same period of 2003. During the first nine months of 2004, sales, general and administrative expenses reached R$11.4 million, 117.3% higher than the same period of 2003, explained, mainly, by the adjustments made on the management model and by the costs of contracted studies and advisory.
- **Polibrasil:** Sales, general and administrative expenses reached R$43.8 million, for the third quarter of 2004, and R$117.5 million, for the first nine months of 2004, respectively, 31% and 38.2% higher than the same periods of 2003, mainly due to freight and other variable sales expenses. Our share on these expenses amounted to R$21.9 million during the third quarter and R$58.7 million during the first nine months of 2004, compared with R$16.7 million and R$42.5 million, respectively, for the same periods of 2003.
- **Politeno:** Sales, general and administrative expenses reached R$25.9 million, for the third quarter and R$63.4 million for the first nine months of 2004, respectively, 16.4% and 7.2% higher than the same periods of 2003. Our share on these expenses reached R$9.1 million and R$22.2 million, respectively, for the third quarter and first nine months of 2004, compared with R$7.8 million and R$20.7 million, respectively, for the same periods of 2003.

- **Petroflex:** Sales, general and administrative expenses reached R$25.7 million, for the third quarter of 2004, and R$71.4 million, for the first nine months of 2004, respectively, 31.1% and 21.7% higher than the same periods of 2003, explained, mainly, by freight expenses associated with sales. Our share on these expenses reached R$5.2 million and R$14.4 million during the third quarter and first nine months of 2004, respectively, compared with R$3.9 million and R$11.8 million, respectively, during the same periods of 2003.

- **Rio Polímeros:** Sales, general and administrative expenses reached R$2.9 million, for the third quarter of 2004, and R$7.7 million, for the first nine months of 2004, respectively, 176.5% and 279.3% higher than the same periods of 2003, explained by the intensification of pre-marketing activities.

EBITDA

During the third quarter of 2004, the Company's EBITDA increased by 99.1% and reached R$63.6 million, as compared with the same period of 2003. During the first nine months of 2004, the Company's EBITDA increased by 56.2% and reached R$161.9 million, as compared with the same period of 2003. Relative EBITDA for the third quarter of 2004 was 14.2%, 4.4 p.p. higher than the same period of 2003, while in the first nine months of 2004 relative EBITDA was 13.9%, 2.3 p.p. higher than the same period of 2003. These increases resulted from the increase in EBITDA of subsidiaries under joint control.

EBITDA R$ million	Total			Suzano Petroquímica Share	
	3Q04	3Q03	Var. %	3Q04	3Q03
Polibrasil[1]	77.6	36.1	114.8	38.8	18.1
Politeno	52.4	38.4	33.3	18.3	13.4
Petroflex	51.3	22.4	129.0	10.3	4.5
Rio Polímeros	2.0	-	-	0.7	-

EBITDA R$ million	Total			Suzano Petroquímica Share	
	9M04	9M03	Var. %	9M04	9M03
Polibrasil[1]	207.0	121.1	70.9	103.5	60.6
Politeno	126.8	100.0	26.8	44.4	35.0
Petroflex	125.2	85.4	46.5	25.2	17.2
Rio Polímeros	4.2	-	-	1.4	-

- **Polibrasil:** Relative EBITDA was 15.8% and 16.2%, respectively, for the third quarter and for the first nine months of 2004, showing an increase of 5.8 p.p. and 3.5 p.p., respectively, as compared with the same periods of 2003.

- Politeno: Relative EBITDA was 15.3% for the third quarter and also for the first nine months of 2004, showing an increase of 0.5 p.p. and 1.1 p.p., as compared with the same periods of 2003.
- Petroflex: Relative EBITDA was 14.9% and 13.6%, respectively, for the third quarter and for the first nine months of 2004, showing an increase of 6.7 p.p. and 3.1 p.p., respectively, as compared with the same periods of 2003.

Net financial result

During the third quarter of 2004, the consolidated net financial result was negative by R$1.2 million, compared with a negative result of R$8.7 million for the same period of 2003, a variation explained, mainly, by the impact of the appreciation of the local currency in relation to the U.S. dollar over the cash funds in U.S. dollars maintained by Suzanopar Petroquímica Ltd.

During the first nine months of 2004, our net financial result was negative by R$13.2 million, compared with a negative result of R$58.1 million for the same period of 2003. 2004 result is explained by the reason mentioned above.

Income tax and social contribution

During the third quarter of 2004, consolidated income tax and social contribution amounted to R$16.3 million, compared with R$4.0 million in the same period of 2003, a variation explained mainly by the increase in taxable income.

For the first nine months of 2004, income tax and social contribution amounted to R$29.1 million, compared with R$27.5 million in the same period of 2003. This variation is explained by the appreciation of the local currency in relation to the U.S. dollar during 2003, which caused an exchange variation loss from the investment in the overseas subsidiary (Suzanopar Petroquímica Ltd.). This loss is classified as equity pick up in the Company's individual financial statements and as financial expense in the consolidated financial statements.

Net income (loss)

During the third quarter of 2004, net income was R$31.4 million, compared with R$6.3 million for the same period of 2003, an increase of 401.8%. For the first nine months of 2004, net income was R$76.7 million, compared with R$12.6 million for the same period of 2003, an increase of 709.9%.

Cash and debt

Net consolidated debt as of September 30, 2004 was R$613.9 million, compared with R$579 million as of June 30, 2004, an increase of 6% during this period. This variation is explained by: an increase of debt of Rio Polímeros, due to the project execution; a small increase in Polibrasil debt to support its investment plans; and also a reduction in cash funds of Suzanopar Petroquímica Ltd., due to the appreciation of the local currency in relation to the U.S. dollar. Suzanopar is an indirect subsidiary, which has funds in U.S. dollars that have been used for funding the capital needs of Rio Polímeros.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - COMPANY NAME	3 - GENERAL TAXPAYERS REGISTER	4 - CLASSIFICATION	5 - SHARE CAPITAL IN INVESTED COMPANY %	6 - COMPANY SHARE-HOLDERS' EQUITY %	7 - TYPE OF COMPANY	8 - QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9 - QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	82.67	1	663,116	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	17.70	1	144,376	144,376
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	26.56	1	120,606	120,606
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	27.88	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	10.79	1	29,659	34,359
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	33.80	17.56	1	20,710,444	20,710,444
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	38.27	1	304,098	290,844

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/ AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - WITHOUT QUALIFICATIONS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly financial statements of Suzano Petroquímica S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of income for the quarter and nine-month period then ended and the management's performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management. The quarterly financial statements of the indirect subsidiary Rio Polímeros S.A. for the quarter ended September 30, 2004, whose investment represents 37.6% of the Company's assets and generated an equity gain of R$446,000 in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment account, income impacts and amounts included in Note 9 to the quarterly financial statements for the indirect subsidiary, is based solely on the report of the other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of, and discussions with, officers responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. We had previously reviewed the balance sheet as of June 30, 2004, presented for comparative purposes, and issued an unqualified special review report thereon, dated August 4, 2004. The statements of income for the quarter and nine-month period ended September 30, 2003, presented for comparative purposes, were reviewed by other independent auditors whose special review report thereon, dated November 4, 2003, included no qualifications.

5. According to the special review report on the quarterly financial statements of Politeno Indústria e Comércio S.A. (subsidiary under joint control, in which the Company has a 33.8% ownership interest), dated October 21, 2004, this subsidiary has recorded recoverable ICMS (State VAT) amounting to R$109,414,000 (of which R$36,982,000 is reflected in the Company's consolidated financial statements), whose possible courses of action for recovery have been discussed with the Bahia State Tax Agency. The realization of these credits is dependent upon the success of these ongoing negotiations.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2004
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	20,700	54,680	3,448	(23,797)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(264)	(1,425)	(631)	(2,407)
3.06.03	FINANCIAL	430	893	130	538
3.06.03.01	INTEREST INCOME	516	1,275	237	1,004
3.06.03.02	INTEREST EXPENSES	(86)	(382)	(107)	(466)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	20,534	55,212	3,949	(21,928)
3.07	OPERATING RESULT	20,700	54,680	3,448	(23,797)
3.08	NON OPERATING RESULT	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	20,700	54,680	3,448	(23,797)
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(657)	(682)	(42)	(254)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	20,043	53,998	3,406	(24,051)
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	663,116	663,116	629,703	629,703
	EARNINGS PER SHARE	0.03023	0.08143	0.00541	
	LOSS PER SHARE				(0.03819)

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company: SUZANO QUÍMICA LTDA.

Income of the subsidiary Suzano Química Ltda. derived mainly from its direct investments in Petroflex Indústria e Comércio S.A. and in Rio Polímeros S.A., and also its indirect investment in Polibrasil Resinas S.A.

Rio Polímeros

During the third quarter of 2004, Rio Polímeros sold 12.2 thousand tons as a result of its pre-marketing activities, which started in March 2003. From January to September 2004, the company sold 34.9 thousand tons, amplifying the customer basis and the types of products offered to the market.

Until November 2003, the results from pre-marketing activities were recorded as deferred charges. Consequently the results for 2004 are not comparable with those from 2003.

During the third quarter of 2004, net income reached R$1.3 million (R$2.8 million for the first nine months of 2004).

As of September 30, 2004, the construction work was estimated being 86% complete. The start up of operations is expected to take place during the second quarter of 2005.

Net revenues for the third quarter of 2004 reached R$40.9 million and R$108.3 million for the first nine months of 2004.

Cost of goods for the 3Q04 reached R$36.0 million, and R$96.5 million for the first nine months of 2004.

Gross margin resulting from products resale (pre-marketing) was 12.0% and 10.9%%, for the third quarter and for the first nine months of 2004, respectively.

Sales, general and administrative expenses reached R$2.9 million for the third quarter of 2004, and R$7.7 million for the first nine months of 2004, 176.5% and 279.3%, respectively, higher than the same periods of 2003. The variation is explained by the intensification of pre-marketing activities.

Petroflex

During the third quarter of 2004, Petroflex sold 92.5 tons, representing 7.7% more than the same period of 2003, while production output increased by 13.1%, reaching 95.1 thousand tons, with utilization of production capacity of 95.3%. From January to September 2004, unit sales increased by 5.9% and the utilization of production capacity reached 94.4%.

During the third quarter of 2004, gross margin was 21.8%, 10.1 p.p. higher than in the same period of 2003. This variation is explained by the sales price realignment originated by the increase in raw material costs. During the first nine months of 2004, gross margin was 19.4%, representing an increase of 5.8 p.p.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

During the first quarter of 2004, relative EBITDA was 14.9%, 6.7 p.p. higher than the third quarter of the prior year, a variation explained by the sales price realignment discussed above coupled with increases in freight expenses. During the first nine months of 2004, relative EBITDA was 13.6%, representing an increase of 3.1 p.p.

During the third quarter of 2004, net income reached R$27.5 million, 578.1% higher than the same period of the prior year. During the first nine months of 2004, net income reached R$67.3 million, representing an increase of 123.0% in relation to the same period in 2003.

Net revenues for the third quarter of 2004 reached R$344.1 million, 26.2% higher than the same period of 2003, explained by the realignment of sales prices and the 7.7% growth in unit sales.

During the first nine months of 2004, net revenues reached R$921.6 million, 12.8% higher than the same period of 2003. This results from unit sales increase of 5.9% and from increases of elastomers sales price.

Cost of goods sold for the third quarter of 2004 reached R$269.1 million, 11.7% higher than the same period of 2003, explained by the increase of raw material costs, butadiene and styrene, and by the increase in unit sales.

During the first nine months of 2004, cost of goods sold reached R$742.9 million, 5.2% higher than the same period of 2003, explained mainly by the increase of raw material costs, butadiene and styrene, and by the increase in unit sales.

Gross margin was 21.8% and 19.4%, respectively, for the third quarter and for the first nine months of 2004, higher by 10.1 p.p. and 5.8 p.p., respectively, than the same periods of 2003.

Sales, general and administrative expenses reached R$25.7 million for the third quarter, and R$71.4 million for the first nine months of 2004, 31.1% and 21.7% higher, respectively, than the same periods of 2003, variations explained, mainly, by sales freight expenses.

Relative EBITDA was 14.9% and 13.6%, respectively, for the third quarter and for the first nine months of 2004, showing an increase of 6.7 p.p. and 3.1 p.p., respectively, as compared with the same periods of 2003

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

During the third quarter of 2004, unit sales reached 143.1 tons, representing an increase of 6.3% as compared with the third quarter of 2003, while production increased by 15.8%. Unit sales in the third quarter of 2004 have not increased by the same proportion of the production increase as a result of specific decisions of recovering prior inventory levels. During the same period, the utilization of production capacity reached 97.5%. During the first nine months 2004, unit sales increased by 24.4% and production increased by 22.7%. During this period, the utilization of production capacity reached 87.8%.

During the third quarter of 2004, gross margin was 20.5%, 7.4 p.p. higher than during the same period of 2003, due to higher sales prices and, in a minor extension, to unit sales. From January to

September of 2004, gross margin was 20.0%, which was 3.6 p.p. higher than the same period of 2003.

During the third quarter of 2004, relative EBITDA was 15.8%, with an increase of 6.1 p.p. in relation to the third quarter of 2003. During the first nine months of 2004, relative EBITDA reached 16.2%, an increase of 3.5 p.p.

During the third quarter of 2004, net income reached R$45.1 million, against a loss of R$3.3 million in the same period of the prior year. During the first nine months of 2004, net income reached R$77.2 million, 47.8% higher than the same period of 2003.

Net revenues for the third quarter reached R$490.7 million, 36.1% higher than the same period of 2003, explained by the increase of the average sales prices and by the increase in unit sales by 6.3%.

During the first nine months of 2004, net revenue reached R$1,279.0 million, 34.4% higher than the same period of 2003, as a result of the 24.4% increase in unit sales and of the increases sales prices.

Cost of goods sold for the third quarter of 2004 reached R$390.2 million, 24.4% higher than the same period of 2003, variation explained mainly by the significant increase of the propylene costs and, in a minor degree, by the unit sales increase of 6.3%.

During the first nine months of 2004, cost of goods sold reached R$1,023.8 million, 28.7% higher than the same period of 2003, as a result of, mainly, the significant increase in the raw material costs, generated by the increase in propylene prices, associated with a bigger consumption in the new plant, which has stabilized its production output in the second semester of 2003.

Gross margin was 20.5% and 20.0%, respectively, for the third quarter and for the first nine months of 2004, higher by 7.4 p.p. and 3.6 p.p., respectively, than the same periods of 2003.

Sales, general and administrative expenses reached R$43.8 million for the third quarter of 2004, and R$117.5 million for the first nine months of 2004, 31% and 38.2% higher, respectively, than the same periods of 2003, mainly due to freight and other variable sales expenses. Our share in these expenses reached R$21.9 million during the third quarter of 2004 and R$58.7 million during the first nine months of 2004, compared with R$16.7 million and R$42.5 million, respectively, for the same periods of 2003.

Relative EBITDA was 15.8% and 16.2%, for the third quarter and the first nine months of 2004, respectively, showing an increase of 5.8 p.p. and 3.5 p.p., respectively, as compared with the same periods of 2003.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	15,516	34,631	8,928	22,604
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(235)	(699)	(345)	(1,092)
3.06.03	FINANCIAL	92	238	126	869
3.06.03.01	INTEREST INCOME	175	379	142	959
3.06.03.02	INTEREST EXPENSES	(83)	(141)	(16)	(90)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	15,659	35,092	9,147	22,827
3.07	OPERATING INCOME	15,516	34,631	8,928	22,604
3.08	NON OPERATING RESULT	28	28	0	0
3.08.01	REVENUES	28	28	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	15,544	34,659	8,928	22,604
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	15,544	34,659	8,928	22,604
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	144,376	144,376	144,376	144,376
	EARNINGS PER SHARE	0.10766	0.24006	0.06184	0.15656
	LOSS PER SHARE				

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

Income of SPQ Investimentos e Participações Ltda. derived from its direct investment in Politeno Indústria e Comércio S.A.

Politeno

During the third quarter of 2004, Politeno sold 92.5 tons, representing a reduction of 9% if compared with the same period of 2003, while production increased by 4.3%. This is explained by a sales transfer from the second to the third quarter of 2003. The average degree of utilization of production capacity reached almost 97%. Between January and September 2004, unit sales increased by 1.1%. In this period, the utilization of production capacity reached 90%.

During the third quarter of 2004, gross margin was 21.4%, the same of the third quarter of the prior year. Despite the unit sales reduction in the period, the increase in sales prices maintained gross margin. During the first nine months of 2004, gross margin reached 21.1%, showing a little decrease of 0.7 p.p. in relation to the same period of 2003.

During the third quarter of 2004, relative EBITDA was 15.3%, 1.7 p.p. higher than in the third quarter of the prior year. During the first nine months of 2004, relative EBITDA was 15.4%, 1.1 p.p. higher than same period of 2003.

Net income reached R$32.6 million, 89.5% higher than net income of the third quarter of 2003. During the first nine months of 2004, net income reached R$73.5 million, 42.2% higher than 2003.

Net revenues for the third quarter of 2004 reached R$342.4 million, 31.5% higher than the same period of 2003, as a result of the significant increase in sales prices coupled with a reduction of 9.0% in unit sales.

During the first nine months of 2004, net revenues reached R$852.6 million, 21.3% higher than the same period of 2003, resulting from increases in sales prices coupled with a reduction of unit sales of 1.1%.

Cost of sales for the third quarter of 2004 reached R$268.6 million, 31.6% higher than the same period of 2003. This results mainly from the significant increase of raw material costs, caused by the high international prices of petroleum and petrochemical naphtha during 2004.

During the first nine months of 2004, cost of goods sold reached R$673.5 million, 20.4% higher than the same period of 2003, explained mainly by the increase of the raw material costs.

Gross margin was 21.4%, comparable with gross margin for the same period of 2003. For the first nine months of 2004, gross margin was 21.1%, representing a little increase of 0.7 p.p. compared with the same period of 2003.

Sales, general and administrative expenses reached R$25.9 million, for the third quarter and R$63.4 million for the first nine months of 2004, respectively, 16.4% and 7.2% higher than the same

periods of 2003. Our share on these expenses reached R$9.1 million and R$22.2 million, respectively, for the third quarter and first nine months of 2004, compared with R$7.8 million and R$20.7 million, respectively, for the same periods of 2003.

Relative EBITDA was 15.3% for the third quarter and also for the first nine months of 2004, showing an increase of 0.5 p.p. and 1.1 p.p., as compared with the same periods of 2003.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1 - CODE	2 - DESCRIPTION	3 - FROM 04/01/2004 TO 06/30/2004	4 - FROM 01/01/2004 TO 06/30/2004	5 - FROM 04/01/2003 TO 06/30/2003	6 - FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	44,402	75,871	(3,474)	51,495
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	9	(30)	(4)	(64)
3.06.03	FINANCIAL	(23)	(41)	(14)	(15)
3.06.03.01	INTEREST INCOME	0	0	0	0
3.06.03.02	INTEREST EXPENSES	(23)	(41)	(14)	(15)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	44,416	75,942	(3,456)	51,574
3.07	OPERATING INCOME	44,402	75,871	(3,474)	51,495
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	44,402	75,871	(3,474)	51,495
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	44,402	75,871	(3,474)	51,495
	QUANTITY OF SHARES (except shares in treasury — In Thousand)	241,211	241,211	241,211	241,211
	EARNINGS PER SHARE	0.18408	0.31454		0.21349
	LOSS PER SHARE			(0.01440)	

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
POLIBRASIL PARTICIPAÇÕES S.A.

Income of Polibrasil Participações S.A. derives from its indirect investment in Polibrasil Resinas S.A. through its subsidiary Polipropileno S.A.

During third quarter of 2004, unit sales reached 143.1 tons, representing an increase of 6.3% if compared with the third quarter of 2003, while total production increased by 15.8%. Unit sales during the third quarter of 2004 have not increased by the same proportion of the production increase as a result of specific decisions of recovering prior inventory levels. During the same period, the utilization of production capacity reached 97.5%. During the first nine months 2004, unit sales increased by 24.4% and production increased by 22.7%. During this period, the utilization of production capacity reached 87.8%.

During the third quarter of 2004, gross margin was 20.5%, 7.4 p.p. higher than during the same period of 2003, due to higher sales prices and, in a minor extension, to unit sales. From January to September 2004, gross margin was 20.0%, 3.6 p.p. higher than the same period of 2003.

During the third quarter of 2004, relative EBITDA was 15.8%, with an increase of 6.1 p.p. in relation to the third quarter of 2003. During the first nine months of 2004, relative EBITDA reached 16.2%, an increase of 3.5 p.p.

During the third quarter of 2004, net income reached R$45.1 million, against a loss of R$3.3 million in the same period of the prior year. During the first nine months of 2004, net income reached R$77.2 million, 47.8% higher than the same period of 2003.

Net revenues for the third quarter of 2004 reached R$490.7 million, 36.1% higher than the same period of 2003, explained by the increase of average sales prices and the 6.3% increase in unit sales.

During the first nine months of 2004, net revenues reached R$1,279.0 million, 34.4% higher than the same period of 2003. It is a consequence of a 24.4% increase in unit sales coupled with increases in sales prices.

Cost of sales for the third quarter of 2004 reached R$390.2 million, 24.4% higher than the same period of 2003, explained mainly by the significant increase of propylene prices and, in a minor degree, by the unit sales increase of 6.3%.

During the first nine months of 2004, the cost of goods sold reached R$1,023.8 million, 28.7% higher than the same period of 2003. This is a result, mainly, of the significant increase in raw material costs, generated by propylene prices increases, associated with a bigger consumption in the new plant, which has stabilized its production output in the second semester of 2003.

Gross margin was 20.5% and 20.0%, respectively, for the third quarter and for the first nine-months of 2004, higher by 7.4 p.p. and 3.6 p.p., respectively, than the same periods of 2003.

Sales, general and administrative expenses reached R$43.8 million, for the third quarter of 2004, and R$117.5 million, for the first nine months of 2004, respectively, 31% and 38.2% higher than the same

periods of 2003, mainly due to freight and other variable sales expenses. Our share on these expenses amounted to R$21.9 million during the third quarter and R$58.7 million during the nine months of 2004, compared with R$16.7 million and R$42.5 million, respectively, during the same periods of 2003.

Relative EBITDA was 15.8% and 16.2%, respectively, for the third quarter and for the first nine months of 2004, showing an increase of 5.8 p.p. and 3.5 p.p., respectively, as compared with the same periods of 2003.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	1,350	2,198	701	2,952
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(60)	(68)	(11)	(54)
3.06.03	FINANCIAL	1,410	2,266	712	3,006
3.06.03.01	INTEREST INCOME	1,131	4,112	1,309	4,427
3.06.03.02	INTEREST EXPENSES	279	(1,846)	(597)	(1,421)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	1,350	2,198	701	2,952
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	1,350	2,198	701	2,952
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,350	2,198	701	2,952
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	29,659	29,659	61,400	61,400
	EARNINGS PER SHARE	0.04552	0.07411	0.01142	0.04808
	LOSS PER SHARE				

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SUZANOPAR PETROQUÍMICA LTD.

A wholly-owned offshore subsidiary of Suzano Química, the funds of which (cash and cash equivalents in foreign currency) have been used to fund the investments of Suzano Química in Rio Polímeros, for the construction of the Rio de Janeiro gas-chemical complex. From January to September 2004, approximately US$23.4 million, corresponding to R$69.1 million, were remitted to Brazil, and the equivalent of US$17.9 million, corresponding to R$53.0 million, were invested in Rio Polímeros.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	55,375	145,721	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	(14,525)	(37,435)	0	0
3.03	NET REVENUE (SALES AND SERVICES)	40,850	108,286	0	0
3.04	COST OF GOODS AND SERVICES SOLD	(35,959)	(96,459)	0	0
3.05	GROSS PROFIT	4,891	11,827	0	0
3.06	OPERATING (EXPENSES) REVENUES	(2,865)	(7,574)	0	0
3.06.01	SALES EXPENSES	(2,904)	(7,678)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL	39	104	0	0
3.06.03.01	INTEREST INCOME	0	0	0	0
3.06.03.02	INTEREST EXPENSES	0	0	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	2,026	4,253	0	0
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	2,026	4,253	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(687)	(1,446)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,339	2,807	0	0
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	912,294	912,294	667,981	667,981
	EARNINGS PER SHARE	0.00147	0.00308	0.00000	0.00000
	LOSS PER SHARE				

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
RIO POLÍMEROS S.A.

During the third quarter of 2004, Rio Polímeros sold 12.2 thousand tons as result of its pre-marketing activities started in March of 2003. From January to September 2004, the company sold 34.9 thousand tons, amplifying the customer basis and the types of products offered to the market.

Until November 2003, the result of pre-marketing activities was recorded as deferred charges. Consequently the results of 2004 are not comparable with those from 2003.

During the third quarter of 2004, net income reached R$1.3 million (R$2.8 million for the nine months).

As of September 30, 2004, the construction work was estimated being 86% complete. The start up of operations is expected to take place during the second quarter of 2005.

Net revenues for the third quarter of 2004 reached R$40.9 million and R$108.3 million for the first nine months of 2004.

Cost of goods sold for the third quarter of 2004 reached R$36.0 million and R$96.5 million during the first nine months of 2004.

Gross margin resulting from products resale (pre-marketing) was 12.0% and 10.9%%, respectively, for the third quarter and for the first nine months of 2004.

Sales, general and administrative expenses reached R$2.9 million, for the third quarter of 2004, and R$7.7 million, for the first nine months of 2004, respectively, 176.5% and 279.3% higher than the same periods of 2003, explained by the intensification of pre-marketing activities.

Suzano Petroquímica S.A.

Limited review report

KPMG Auditores Independentes
R. Dr. Renato Paes de Barros, 33
04530-904 - São Paulo, SP - Brasil
Caixa Postal/P.O. Box 2467
01060-970 - São Paulo, SP - Brasil

Central Tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
Internet www.kpmg.com.br

Limited review report

(A free translation of the report originally issued in Portuguese)

The Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo — SP

1. We have performed a limited review of Suzano Petroquimica S.A. and its subsidiaries interim financial information, which includes the consolidated balance sheet as of September 30, 2003 and the consolidated statement of income for the nine month-period then ended, prepared in accordance with accounting practices adopted in Brazil. The limited review of the subsidiary Politeno Indústria e Comércio S.A. was performed by other independent accountants and their report was provided to us. Our report, in regards to this investment, which represents 18.9% of total assets and the equity in earnings of this subsidiary represents 91% of the net result for the period, is exclusively based on the report of these other independent accountants.
2. Our review was performed in accordance with specific procedures established by the Brazilian Institute of Independent Auditors - IBRACON and consisted, mainly, of the application of analytical procedures on the financial data and making inquiries of and discussing with officials responsible for accounting and financial matters, the procedures adopted for preparing the financial information described in paragraph 1. Since our review did not include all the procedures which would be required for an audit performed in conformity with generally accepted auditing standards in Brazil, we cannot, and do not, express such an opinion on the financial information.
3. These interim financial information does not include the statement of changes in shareholders' equity, statement of changes in financial position, notes to financial information and management report, as it would be required under the presentation of financial statements. In addition, the prior period interim financial information is not presented for comparison purpose, as it also would be required under the presentation of financial statements.

4. Based on our limited review and in the report of the other independent auditors on the above-mentioned investment, as well as excepted for the matter mentioned on paragraph 3, we are not aware of any material modification that should be made to the interim financial information referred to in paragraph 1, in order to be in accordance with the accounting practices adopted in Brazil and rules issued by CVM (Comissão de Valores Mobiliários), specifically applicable to the preparation of the mandatory interim financial information. At the same date of this report, we issued an unqualified independent accountants' review report for the individual interim financial information of Suzano Petroquímica S.A.

November 4, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

SUZANO PETROQUIMICA S/A AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2003
(In thousands of reais - R$)

Assets		Liabilities	
Current assets		**Current liabilities**	
Cash and cash equivalents	39,267	Trade accounts payable	92,414
Interest earning bank deposits	224,420	Loans and financings	163,090
Trade accounts receivable	144,662	Accrued salaries and payroll taxes	11,377
Inventories	129,366	Taxes payable other than on income	9,069
Recoverable taxes	79,408	Other accounts payable	21,132
Other debtors	10,935	Income and social contribution taxes	254
Prepaid expenses	1,391		297,336
	629,449		
Noncurrent assets		**Noncurrent liabilities**	
Deferred taxes	11,627	Loans and financing	550,323
Judicial deposits	4,457	Related parties	17,836
Other debtors	8,149	Provision for contingencies	47,589
	24,233	Other creditors	16,189
Permanent assets			631,937
Investments	75,815	**Deferred income**	32,740
Property, plant and equipment	1,033,626		
Deferred charges	61,913	**Minority interest**	8,942
	1,171,354	**Shareholder's equity**	
		Share capital	794,383
		Revaluation reserve	2,542
		Profit reserve	64,595
		Accumulated losses	(7,439)
			854,081
TOTAL ASSETS	1,825,036	TOTAL LIABILITIES AND EQUITY	1,825,036

SUZANO PETROQUIMICA S/A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
(In thousands of reais - R$)

Gross sales and services	1,080,546
Sales and services taxes	(194,474)
Net sales and services	**886,072**
Cost of sales	(735,612)
Gross profit	**150,460**
Operating income/(expenses) Selling expenses	(53,634)
General and administrative expenses	(30,589)
Net financial result	(58,078)
Financial income	11,092
Financial expense	(69,170)
Other operating income	9,157
Equity result	(1,986)
Equity interest in subsidiaries and affiliates	(101)
Amortization of goodwill	(1,885)
Operating income	**15,330**
Non operating income	145
Income before income taxes and social contribution	**15,475**
Current income taxes and social contribution	(13,476)
Deferred income taxes and social contribution	(14,036)
Loss before minority interest	**(12,037)**
Minority interest	(542)
Loss for the period	**(12,579)**

Polibrasil Participações S.A.

Financial statements December 31, 2003 and 2002

(A translation of the original report in Portuguese as published in Brazil, containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Polibrasil Participações S.A.

Financial statements

December 31, 2003 and 2002

Contents

Independent auditors' report

To
The Board of Directors and Shareholders
Polibrasil Participações S.A.
Mauá - SP

We have examined the balance sheets of Polibrasil Participações S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Polibrasil Participações S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

January 12, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6

Polibrasil Participações S.A.

Balance sheets
December 31, 2003 and 2002
(In thousands of Reais)

Assets	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Current assets				
Cash and banks	-	-	1,504	16,683
Accounts receivable	-	-	129,171	109,914
Inventories	-	-	135,634	127,167
Recoverable taxes	8	7	78,380	39,245
Deferred income and social contribution taxes	-	-	3,614	2,317
Advances to suppliers	-	-	7,181	-
Other accounts receivable	-	-	7,739	5,300
Prepaid expenses	-	-	4,407	3,058
	8	7	367,630	303,684
Noncurrent assets				
Subsidiaries	2,390	2,390	-	-
Deferred income and social contribution taxes	-	-	21,642	21,420
Recoverable taxes	-	-	-	4,694
Other receivables	-	-	2,693	1,266
	2,390	2,390	24,335	27,380
Permanent assets				
Investments	412,796	354,921	76,161	79,851
Property, plant and equipment	-	-	664,648	664,675
Deferred charges	-	-	26,279	31,512
	412,796	354,921	767,088	776,038
	415,194	357,318	1,159,053	1,107,102

Liabilities	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Current liabilities				
Loans and financing	-	-	143,043	66,714
Accounts payable to suppliers	-	-	109,531	77,821
Taxes payable	-	-	9,632	4,499
Related company			10,792	-
Salaries and payroll charges	-	-	13,495	10,700
Income and social contribution taxes	-	-	32,607	11,809
Accounts payable	-	-	17,645	9,170
	-	-	336,745	180,713
Noncurrent liabilities				
Loans and financing	2,519	2,425	313,665	526,606
Advances for future capital increase	-	-	44,067	-
Provision for contingencies	-	-	16,415	11,492
	2,519	2,425	374,147	538,098
Deferred income	-	-	25,165	25,165
Minority interest	-	-	10,321	8,234
Shareholders' equity				
Capital	275,080	275,080	275,080	275,080
Profit reserves	137,595	79,813	137,595	79,812
	412,675	354,893	412,675	354,892
	415,194	357,318	1,159,053	1,107,102

See the accompanying notes to the financial statements.

Polibrasil Participações S.A.

Statements of income

Years ended December 31, 2003 and 2002

(In thousands of Reais, except income per share)

	Parent company		Consolidated	
	2003	2002	2003	2002
Gross sales	-	-	1,634,083	1,233,787
Sales taxes and returns	-	-	(321,972)	(319,592)
Net sales	-	-	1,312,111	914,195
Cost of goods sold	-	-	(1,098,132)	(777,563)
Gross profit	-	-	213,979	136,632
Other operating income (expense)				
Administrative and general expenses	(68)	(63)	(23,759)	(24,084)
Selling expenses (including freight expenses of R$ 59,603 in 2003 and R$ 37,951 in 2002)	-	-	(85,587)	(58,569)
Financial expenses	(25)	-	(15,009)	(41,311)
Financial income	-	-	2,994	21,980
Equity in income of subsidiaries	57,875	25,510	-	1,886
Amortization of goodwill	-	-	(3,690)	(3,690)
Other operating income - Net	-	-	3,789	5,646
Operating income	57,782	25,447	92,717	38,490
Nonoperating result	-	-	(2,436)	221
Income before income and social contribution taxes	57,782	25,447	90,281	38,711
Current year income and social contribution taxes	-	-	(33,254)	(12,584)
Deferred income and social contribution taxes	-	-	1,483	(535)
Income before minority interest	57,782	25,447	58,510	25,592
Minority interest		-	(1,360)	(590)
Net income for the year	57,782	25,447	57,150	25,002
Net income per lot of a thousand shares - R$	0.24	0.11		
Number of shares at year end	241,211,400	241,211,400		

See the accompanying notes to the financial statements.

Polibrasil Participações S.A.

Statements of changes in shareholders' equity

Years ended December 31, 2003 and 2002

(In thousands of Reais)

Parent company	Capital	Profit reserves: Unrealized profits	Profit reserves: Legal	Profit reserves: Statutory reserve	Accumulated profits	Total
Balances at January 1, 2002	227,903	42,931	2,861	8,574	-	282,269
Capital increase as per						
Extraordinary shareholder's meeting at April 9, 2002	47,177	-	-	-	-	47,177
Transfer between reserves - Adaptation to Law 10303/01	-	(28,592)	-	28,592	-	-
Net income for the year	-	-	-	-	25,447	25,447
Allocation of net income for the year to:						
Legal reserve	-	-	1,272	-	(1,272)	-
Retained earnings		-	-	18,131	(18,131)	-
Unrealized profits	-	6,044	-	-	(6,044)	-
Balances at December 31, 2002	275,080	20,383	4,133	55,297	-	354,893
Net income for the year	-	-	-	-	57,782	57,782
Allocation of net income for the year to:						
Legal reserve	-	-	2,889	-	(2,889)	-
Retained earnings	-	-	-	41,170	(41,170)	-
Unrealized profits	-	13,723	-		(13,723)	-
Balances at December 31, 2003	275,080	34,106	7,022	96,467	-	412,675

See the accompanying notes to the financial statements.

Statements of changes in financial position

Years ended December 31, 2003 and 2002

(In thousands of Reais)

	Parent company		Consolidated	
	2003	2002	2003	2002
Sources of funds				
Operations				
Net income for the year	57,782	25,447	57,150	25,002
Minority interest	-	-	2,087	590
Items not affecting working capital				
Depreciation and amortization	-	-	72,247	27,495
Price-level restatement increments to noncurrent items	-	-	-	114,882
Equity in income of subsidiaries	(57,875)	(25,510)	-	1,886
Dividend from subsidiary	-	2,858	-	-
Residual cost on disposal of fixed assets	-	-	4,414	1,072
Noncurrent deferred income and social contribution taxes	-	-	(222)	(335)
Reversal for provision for contingencies	-	-	-	(4,372)
Amortization of goodwill	-	-	3,690	3,690
Funds (used in) from operations	(93)	2,795	139,366	169,910
From shareholders and others				
Fiscal incentive	-	-	632	416
Increase in noncurrent liabilities	94	-	-	240,694
(Increase)/decrease in noncurrent assets	-	62	3,267	(5,657)
	1	2,857	143,265	405,363
Applications of funds				
Property, plant and equipment	-	-	68,265	395,059
Deferred charges	-	-	3,135	31,575
Decrease in noncurrent liabilities	-	-	163,951	12,097
	-	-	235,351	438,731
Increase (decrease) in working capital	1	2,857	(92,086)	(33,368)
Changes in working capital				
Current assets	1	(2)	(63,946)	34,571
Current liabilities	-	(2,859)	(156,032)	67,939
	1	2,857	(92,086)	(33,368)

See the accompanying notes to the financial statements.

Notes to the financial statements

Years ended December 31, 2003 and 2002

(In thousands of Reais)

1 Operations

The Company operates as a holding company, investing mostly in petrochemical sector companies, related to polypropylene and polypropylene composts.

2 Presentation of the financial statements

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law.

Description of significant accounting policies - Parent Company and consolidated

a. *Income statement*

Income and expenses are recorded on the accrual basis.

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

b. *Accounting estimates*

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions as a minimum, on a quarterly basis.

c. *Foreign currency*

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

d. *Current and non-current assets*

- Provision for doubtful accounts

The provision for doubtful accounts is calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

- **Inventories**

Inventories are stated at the lower of average cost or market value.

The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories, cost includes the overheads based on normal operating capacity.

- **Other current and non-current assets**

They are presented at the net realizable amount.

e. *Permanent assets*

- **Investments**

Investments in subsidiaries were valued using the equity method, plus goodwill.

The goodwill was calculated in Polipropileno S.A. on the purchase of shares in Polibrasil Polímeros S.A. (current Polibrasil Resinas S.A.) which on the basis of expected future results is being amortized over a 10-year period, according to the projections used to determine the amount of goodwill.

The negative goodwill calculated in subscription of capital of Polipropileno S.A. is based on other economic reasons.

Other investments were valued at cost, less a provision for impairment, when applicable.

- **Property, plant and equipment**

Property, plant and equipment is recorded at cost of acquisition, formation, or construction and includes interest and other financial charges. Depreciation is provided using the straight-line method at rates, described in note 8, which take into account the estimated useful lives of the assets.

- **Deferred charges**

Deferred charges are recorded at their acquisition and formation cost, less amortization, which is calculated using the straight-line method with rates that consider the useful life of the intangible assets. Deferred charges are recognized only when there is an increase in the economic benefits related to the those assets.

f. *Current and non-current liabilities*

Stated at the amounts acknowledged or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

(In thousands of Reais)

g. *Provisions*

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. *Income and social contribution taxes*

The income and social contribution taxes, current and deferred, are based on the effective rates of the income tax and social contribution on net income, and consider the offsetting of tax social contribution loss carryforwards limited to 30% of the taxable income.

The installments recorded as current and non-current assets refer to deferred tax from the temporary inclusions to taxable income, and recognition of the credit from the social contribution loss carryforwards, recognized based on their expected realization.

i. *Reclassification*

The financial statements for the year ended December 31, 2002, were reclassified to ensure consistency with those for 2003.

3 Consolidated financial statements

The accounting polices have been consistently applied by the consolidating enterprises and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Polibrasil Participações S.A. and the subsidiaries listed below:

	Ownership percentage	
	2003	2002
Polipropileno S.A.	97.68	97.68
Polibrasil Resinas S.A.	99.99	99.99
Norcom Compostos Termoplásticos do Nordeste S.A.	100.00	100.00
Polibrasil Compostos S.A.	100.00	100.00
Polibrasil Overseas Company N.V.	100.00	100.00

Description of main consolidation procedures:

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions; and

(In thousands of Reais)

d. Identification of minority interests in the consolidated financial statements.

A reconciliation of the results for the year and shareholders' equity is shown below:

	Net income		Shareholders' equity	
	2003	2002	2003	2002
Parent Company	57,782	25,447	412,675	354,893
Tax incentive in subsidiaries	(632)	(445)	-	-
Consolidated	57,150	25,002	412,675	354,893

4 Trade accounts receivable

	Consolidated	
	2003	2002
Customers	183,666	143,714
Trade bills discounted	(10,744)	(4,792)
Credit assignment operations	-	(18,547)
Provision for doubtful accounts	(14,323)	(10,434)
Discounted receivables	(29,428)	-
	129,171	109,914

5 Inventories

	Consolidated	
	2003	2002
Finished goods	87,245	92,018
Raw material and auxiliary material	37,462	27,688
Storeroom and sundry materials	10,927	7,461
	135,634	127,167

6 Recoverable taxes

	Consolidated	
	2003	2002
Pre-paid income tax and social contribution	29,388	10,753
ICMS (value added sales tax)	48,521	28,442
Others	471	50
	78,380	39,245

Notes to the financial statements

(In thousands of Reais)

7 Investments

	2003	2002
Polipropileno S.A.	434,539	376,664
Negative goodwill	(21,743)	(21,743)
	412,796	354,921

Relevant information on investment in Polipropileno S.A. is presented below:

	2003	2002
Shareholders' equity	444,860	385,611
Number of shares in thousands	123,867,267	123,867,267
Interest	97,68%	97.68%
Income for the year	59,249	24,185
Equity interest	434,539	376,664
Equity interest in income and participation gain	57,875	25,510
Consolidated	2003	2002
At cost	69,428	69,428
Goodwill	6,733	10,423
	76,161	79,851

Investments valued at cost in the consolidated statements

	2003	2002
Petroquímica União S.A.	66,769	66,769
Eletrobrás credits	3,726	3,726
Tax incentives and other	4,247	4,247
	74,742	74,742
Provision for impairment	(5,314)	(5,314)
	69,428	69,428

Notes to the financial statements

(In thousands of Reais)

8 Property, plant and equipment

	Annual depreciation rates (%)	Consolidated 2003	Consolidated 2002
Buildings	4	92,906	46,540
Facilities	5 a 10 (*)	39,560	97,973
Machinery, equipment and accessories	5 a 20 (**)	684,376	209,107
Furniture and fixtures	10	16,988	28,397
Vehicles	20	3,090	2,765
		836,920	384,782
Accumulated depreciation		(221,843)	(284,950)
		615,077	99,832
Land		13,275	13,275
Construction in progress		16,933	547,536
Other		19,363	4,032
		664,648	664,675

Weighted average rates:
(*) 8% p.a
(**) 8% p.a

9 Deferred charges

	Consolidated 2003	Consolidated 2002
Technology	50,626	53,772
Pre-operating expenses	35,891	35,891
Pre-operating finance charges	29,725	29,725
Other	5,742	2,275
	121,984	121,663
Accumulated amortization	(95,705)	(90,151)
	26,279	31,512

Technology refers substantially to the acquisition of the rights of use of the process "Spheripol" through a contract signed in 1998 with Baselltech USA Inc.

Notes to the financial statements

(In thousands of Reais)

10 Related parties

	2003	2002
Loans		
Polipropileno S.A.	2,390	2,390
Purchase of technology		
Baselltech Inc		
Current	10,792	-
Noncurrent	44,067	-

The loan contracts bear financial charges indexed to the CDI.

The contract for the purchase of "Spheripol" technology, whose balance outstanding at December 31, 2003 was US $18,987 thousand, bears interest of 8% p.a. and matures in 2008.

11 Loans and financings

	Consolidated			
	2003		2002	
	Current	Noncurrent	Current	Noncurrent
Investments financing	14,803	17,270	3,145	48,989
Exports prepayment	9,033	20,324	631	35,333
Spheripol/Splitter financing	72,210	264,266	24,137	440,873
Finimp	33,390	-	340	-
Others	13,607	11,805	38,461	1,411
	143,043	313,665	66,714	526,606

The financing from Banco do Brasil S.A. has six-monthly maturities up to February, 2006, and is indexed to the Market Price General Index (IGP-M), plus interest at 6.5% p.a. As a guarantee for this contract, 6,763,421 Petroquímica União S.A. shares, acquired in the National Privatization Program in 1994, were offered.

The export prepayment with Banco Itaú S.A. bears six monthly interest of Libor plus 4.5% per annum plus foreign exchange variation. The first installment for the principal sum is due on September 20, 2004, and the last installment is due in March 2007.

The loans contracted with BNDES and FMO (Dutch Development Bank) represented, at December 31, 2003, the amount of R$ 95,126 and US$ 83,535 thousand, respectively, and were used in the development of the Spheripol and Splitter projects. The loan from BNDES has TJLP charges, plus 5% p.a. and from FMO, LIBOR plus 4.2% p.a. These financing operations are guaranteed by the shareholders (Basell Brasil Poliolefinas Ltda. and Suzano Química Ltda.) until the commitments assumed with FMO become effective with respect to the indices for return on

(In thousands of Reais)

the investment and profitability, after which Polibrasil will assume all of the guarantees, which is forecast to occur in January 2004.

Furthermore, the operations with FMO are guaranteed by security letters, valued at US$10 million.

The maturity of the long-term installments is presented below:

2005	11,809
2006	17,270
2007	90,081
2008	80,955
2009	88,378
2010	25,172
After 2010	313,665

12 Contingencies - Consolidated

As of December 31, 2003 the Companies are defending labor and tax lawsuits involving approximately R$ 170,067 (R$ 176,196 in 2002), for which they have recorded a provision for contingencies of R$ 16,415 (R$ 11,492 in 2002). On the advice of their legal counselors, Management does not expect significant losses on the outcome of the cases corresponding to the remaining amount. Therefore, no additional provision was recorded in the financial statements for contingencies arising from those law suits.

A summary of the contingences is presented bellow:

	Parent company		Consolidated	
	2003	2002	2003	2002
Labor	-	-	4,153	3,366
Tax				
Federal				
COFINS	-	-	3,250	-
Others	-	-	441	321
ICMS	-	-	4,340	5,118
Lawsuits	-	-	4,231	2,687
	-	-	16,415	11,492

(In thousands of Reais)

13 Income and social contributions taxes

a. *Deferred*

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

The company and its subsidiaries based on its expectation of generating future taxable profits registered tax credits on income tax and social contribution loss carry-forwards and which do not have prescriptive periods and can be offset against a maximum of 30% of annual taxable income. The accounting value of the deferred tax asset is revised annually by management and the adjustments made are not material compared to the preliminary forecast. Compensation of these credits will occur within a maximum of five years.

The origin of deferred income and social contribution taxes is presented below:

	2003	2002
Current assets:		
Social contribution loss carryforwards	3,614	1,956
Tax loss carry-forwards	-	361
	3,614	2,317
Non-current assets:		
Tax loss carry-forwards	4,931	4,665
Social contribution loss carryforwards	1,908	6,493
Provision for doubtful accounts	4,867	3,545
Provision for inventory losses	1,527	1,527
Provision for contingencies	5,052	3,634
Other provisions	3,357	1,556
	21,642	21,420

(In thousands of Reais)

b. *Effective tax rate conciliation*

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Parent company		Consolidated	
	2003	2002	2003	2002
Profit before income and social contribution taxes	57,782	25,447	90,281	38,711
Combined statutory rates	34%	34%	34%	34%
Income and social contribution taxes calculated at the statutory rates	19,646	8,652	30,695	13,162
Permanent additions/exclusions:				
Nondeductible expenses	-	-	(1,945)	(1,191)
Equity interest in subsidiaries	(19,677)	(8,673)	-	-
Negative basis compensation		-	2,926	1,099
Accumulated losses compensation		-	95	49
Fiscal loss	31	21	-	-
Income and social contribution taxes charged to net income		-	31,771	13,119
Effective tax rate		-	35%	34%

14 Capital

Capital is represented by 241,211,400 common shares with no par value.

Shareholders have the right to a minimum dividend of 25% of adjusted net income by law, and preferred shares are assured the following rights: (a) priority in reimbursement of capital in the case the company is liquidated; (b) the same rights as common shares in the distribution of cash dividends and distribution of new shares as the result of capital increases.

Unrealized profits were registered in accordance with Law 10303/01. In 2002 the previous reserve balance, less the value of postponed dividends from previous years, was transferred to the statutory reserve.

(In thousands of Reais)

15 Other operating income - Net

	Consolidated	
	2003	2002
Dividends received from PQU	5,288	4,944
Contingencies	(4,970)	(3,271)
Rental income	2,473	-
Recovery of PIS	1,614	-
Recovery of financial costs	-	5,117
Other	(616)	(1,144)
	3,789	5,646

16 Export program (BEFIEX)

The subsidiary Polibrasil Resinas S.A. ended its export program (BEFIEX), agreed under contract approved by the Ministry of Industry and Trade in 1989 and extended in accordance with the Amended Term of Commitment signed on September 29, 2000. The program conceded various benefits and, at the same time, required the commitment from the exporter of the sum (FOB) of US$ 159,242 thousand by December 31, 2002. The program was complied with in full, thus terminating the commitment.

17 Insurance

On December 31, 2003 the Company and its subsidiaries maintained adequate insurance cover against fire on inventories/fixed assets and to cover other risks. Insurance coverance expires at October 1, 2004.

18 Supplement pension plan - Consolidated

The subsidiaries Polibrasil Resinas S.A. e Polibrasil Composto S.A. are sponsors of Previnor - Sociedade e Previdência Privada, a plan for complementary pension fund for its employees in the form of a defined contribution for planned benefits and the form of defined benefit by risk benefits and proportional benefits. The Company's contributions in 2003 were R$ 1,912 (R$ 1,776 in 2002).

Subsidiaries are responsible for providing additional contributions, in the case of eventual insufficiency in the constituted technical reserves.

In accordance with the requirements of Deliberation CVM 371, Previnor verified through actuarial evaluation a surplus of R$ 3,813 at November 30, 2003. The subsidiaries opted not to account for this asset in accordance with that foreseen in the abovementioned deliberation of the Securities Commission (CVM), in view of not having definitive decision regarding its destination.

(In thousands of Reais)

The values recognized in the balance sheet are the following:

Benefit pension plan	November 30, 2003
Present value of the actuarial obligation	64,688
Fair value of the plan assets	(70,783)
Subtotal	(6,095)
Surplus no yet recognized in the sponsor's balance sheet	(3,813)
Balance sheet amounts	
Liability	71,253
Asset	(71,253)
Net liability in balance sheet	—

The main actuarial assumptions at the date of the balance (expressed in weighted averages) are as follows:

	2003
Discount rate at December 31	6,00%
Yield expected on the assets of the plan	6,00%
Future salary increases	1,00%
Future increases in benefits	0,00%
Portion of employees opting for early retirement	0,00%
Annual increase in the costs of health care	0,00%
Future changes in government health benefits	0,00%

19 Financial instruments

The Company and its subsidiaries holds financial instruments whose market values, including those relating to loans with related parties, do not present material differences from those recognized in the financial statements, except for the share interest in Petroquímica União S.A., whose shares were quoted in the São Paulo Stock Exchange as R$ 63,204 on December 31, 2003. As of December 31, 2003, the equity value corresponding to interest of Polibrasil Resinas S.A. in Petroquímica União S.A. was R$ 34,817 (unaudited).

The contracting and control of these transactions are made by means of management criteria, periodically reviewed, which take into account financial soundness, reliability and market profile of the company with whom transactions are carried out.

20 Guarantees

The subsidiary Polibrasil Resinas S.A. reported at December 31, 2003, outstanding vendor operations with its clients, amounting to R$ 43,963 (R$ 62,048 in 2002), in which the Company participated as endorsing guarantor.

Polibrasil Participações S.A.

Armando Guedes Coelho
Director

Sergio Arthur Ferreira Alves
Director

Dorival Lugato
Director

Karel Seurink
Director

Alexandre Iglesias dos Anjos
Controller's Office Manager

Ademir Giacomelli
Accountant
CRC 1SP161001/O-0

Polibrasil Participações S.A.

Consolidated Financial Statements for the
Nine Months Ended September 30, 2004 and 2003 and
Independent Accountant's Special Review Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Polibrasil Participações S.A.
São Paulo-SP

1. We have performed a special review of the accompanying consolidated balance sheet of Polibrasil Participações S.A. and subsidiaries as of September 30, 2004, and the related statements of income for the nine-month period then ended and the management's report on performance, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted, particularly in connection with the purpose of these financial statements as discussed in Note 2, in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of, and discussions with, officers responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the balance sheet and statement of income referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The consolidated balance sheet as of September 30, 2003, and the statement of income for the nine-month period then ended, presented for comparative purposes, have been reviewed by other independent auditors, under the same scope discussed in paragraph 2, whose special review report thereon includes no qualifications. This report was issued at this date exclusively to support the inclusion, in the accompanying financial statements, of the amounts corresponding to the consolidated financial position as of September 30, 2003 and the elements of the results of operations for the nine-month period then ended.

5. The accompanying consolidated financial statements were compiled and translated from the financial statements in the Portuguese language for the period ended September 30, 2004 and were translated into English for the convenience of readers outside Brazil (see Note 15).

São Paulo, October 29, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

POLIBRASIL PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF
SEPTEMBER 30, 2004 AND 2003
(In thousands of Brazilian reais - R$)

ASSETS	(Unaudited) 2004	2003
CURRENT ASSETS		
Cash	129	747
Accounts receivable	238,486	156,881
Discounted receivables	(24,046)	(45,271)
Anticipated and recoverable taxes	49,363	78,322
Inventories	156,046	177,401
Suppliers advances	7,737	279
Prepaid expenses	595	634
Other	26,758	14,504
Total current assets	455,068	383,497
NONCURRENT ASSETS		
Deferred income taxes	22,548	22,397
Recoverable VAT (ICMS)	40,688	-
Other	241	254
Total noncurrent assets	63,477	22,651
PERMANENT ASSETS		
Other investments	69,971	77,082
Property, plant and equipment	619,099	684,700
Deferred charges	23,053	24,980
Total permanent assets	712,123	786,762
Total assets	1,230,668	1,192,910

POLIBRASIL PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND 2003
(In thousands of Brazilian reais - R$) (Unaudited)

LIABILITIES	2004	2003
CURRENT LIABILITIES		
Suppliers	127,486	114,583
Short-term loans	167,579	252,360
Taxes payable	43,488	5,523
Accrued payroll	14,489	13,709
Related parties	18,276	-
Other	8,448	36,600
Total current liabilities	379,766	422,775
LONG-TERM LIABILITIES		
Long-term loans	278,628	279,361
Related parties	28,014	35,665
Provision for contingencies	19,215	13,379
Total long-term liabilities	325,857	328,405
MINORITY SHAREHOLDERS	11,334	10,178
DEFERRED INCOME		
Negative goodwill in subsidiaries	25,165	25,165
SHAREHOLDERS' EQUITY		
Capital stock	275,080	275,080
Retained earnings	213,466	131,307
Total shareholders' equity	488,546	406,387
Total liabilities and shareholders' equity	1,230,668	1,192,910

POLIBRASIL PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(In thousands of Brazilian reais - R$) (Unaudited)

	2004	2003
GROSS SALES	1,675,632	1,183,663
Taxes and returns	(396,636)	(231,987)
NET SALES	1,278,996	951,676
Cost of products sold	(1,023,776)	(795,795)
GROSS PROFIT	255,220	155,881
OPERATING EXPENSES		
Selling	(83,903)	(62,641)
Administrative	(33,598)	(21,015)
Financial income (expense)	(18,717)	4,353
Goodwill amortization	(2,768)	(2,768)
Other operating income, net	3,503	6,251
	(135,483)	(75,820)
OPERATING PROFIT	119,737	80,061
NONOPERATING RESULTS	43	198
INCOME BEFORE INCOME TAXES	119,780	80,259
Income tax and social contribution	(42,623)	(28,072)
Participation of minority shareholders	(1,760)	(1,195)
NET INCOME	75,397	50,992

(In thousands of Brazilian reais - R$, except when otherwise indicated)

1. OPERATING CONTEXT

Polibrasil Participações S.A. ("Company") is a holding company with investments in the capital stock of companies of the Brazilian petrochemical industry, being its major investment (through Polipropileno S.A.) Polibrasil Resinas S.A., which is engaged in manufacturing, distribution, development, exportation and importation of polypropylene and its compounds, as well as rendering of services related to its manufacturing activities.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

Purpose and Content of the Financial Statements

These financial statements, consisting of the consolidated balance sheet and statement of income, have been prepared specially to support the Public Offering of preferred stock of the indirect stockholder Suzano Petroquímica S.A., taking into account that the Company is not required to prepare quarterly or interim financial statements. In this regard, only the balance sheets as of September 30, 2004 and 2003 and the respective statements of income for the nine-month periods then ended have been presented. The individual financial statements of the Company, as well as the statements of stockholders' equity and changes in financial position for those periods have not been presented.

Accounting Practices

These financial statements have been prepared in accordance with the accounting practices adopted in Brazil and standards of the Brazilian Securities Commission (CVM). These standards and corresponding criteria have not been described herein, but they are consistent with those adopted in the financial statements of the last fiscal year (December 31, 2003), which were published on March 5, 2004 in Diário Oficial (Daily Government's Newspaper) and in Diário de Comércio and Indústria.

Consolidation

The consolidated financial statements have been prepared under CVM Instruction #247/96. In this regard, the balances of assets and liabilities and the results of transactions between consolidating companies, as well as the accounts for investment in subsidiaries and shareholders' equity were duly eliminated, and minority interests were segregated in the financial position and results of operations. Unrealized earnings arising from transactions between consolidating companies were eliminated from the corresponding balances of assets and liabilities and from income.

The direct and indirect subsidiaries included in consolidation are the following:

	Share	
	Common - %	Total - %
Polipropileno S.A.	98.1	97.7
Polibrasil Resinas S.A.	100.0	100.0
Polibrasil Compostos S.A.	100.0	100.0
Norcom Compostos Termoplásticos do Nordeste S.A.	100.0	100.0

EXPLANATORY NOTES TO THE BALANCE SHEET AS OF
AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND 2003 - (Continued)

3. ACCOUNTS RECEIVABLE

Domestic customers	218,149
Foreign customers	41,403
Provision for doubtful accounts	(21,066)
	238,486

4. INVENTORIES

Finished goods	106,746
Raw materials and packaging	33,266
Miscellaneous materials	16,034
	156,046

5. OTHER ACCOUNTS RECEIVABLE

Rental receivables - Splitter plant (Petrobrás)	21,626
Other	5,132
	26,758

6. TRANSACTIONS WITH RELATED PARTIES

	Current Liabilities	Long-term Liabilities
Baselltech USA Inc.	18,276	28,014

Obligation incurred in the past for the acquisition of technology from Baselltech USA Inc. This obligation is denominated in U.S. dollars and is subject to interest at 8% per year. The obligation matures in yearly installments till 2008. The net impact on income for the nine-month period ended September 30, 2004 resulting from this obligation, corresponding to interest expenses and exchange losses, amounted to R$3,204.

7. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated depreciation	Net book value
Land	13,274	-	13,274
Buildings and constructions	136,756	(48,930)	87,826
Equipment	691,121	(201,224)	489,897
Vehicles	3,452	(2,275)	1,177
Other	40,468	(29,805)	10,663
Construction in progress	16,262	-	16,262
	901,333	(282,234)	619,099

8. DEFERRED CHARGES

	Cost	Accumulated amortization	Net book value
Technology	50,927	(31,640)	19,287
Pre-operating expenses	65,616	(65,616)	-
Other	7,337	(3,571)	3,766
	123,880	(100,827)	23,053

9. LOANS

Loans from Banco do Brasil	26,662
Advanced Collection of Exports - Banco Itaú and Banco Santander	60,558
Loans from FMO/BNDES	298,078
Importation loans	23,746
Loans from BNDES/EXIM	24,286
"Compror" operation	12,877
	446,207
Current portion	(167,579)
Long-term portion	278,628

The loan from Banco do Brasil matures biannually till February 2006, being subject to monetary restatement based on IGP-M index (General Price Index-Market) and interest at 6.5% per year. 6,763,421 shares of Petroquímica União S.A. (investment classified under permanent assets) were offered as collateral.

Advanced collections of exports from Banco Itaú S.A. and Banco Santander Brasil S.A. mature biannually till March 2007 and 2009, respectively. These obligations bear interest at LIBOR plus 4.5% and 3.68% per year.

The loans from FMO (Development bank of the Netherlands) and Banco Nacional de Desenvolvimento Econômico e Social - BNDES amount to R$219,916 (US$76,931,000) and R$78,162 as of September 30, 2004, respectively, the subject funds having been used in the construction of the new manufacturing unit in Mauá, SP. The loan from FMO has biannual maturities till 2011 and is subject to interest at LIBOR plus 3.75% and 4.75% per year. The loan from BNDES matures in monthly installments till 2007 and is subject to interest at TJLP (long-term interest rate) plus 5% per year.

The plants located in Mauá - SP, Camaçari - BA and Duque de Caxias - RJ have been offered as collateral to FMO and BNDES. As an additional guarantee to FMO, the Company contracted a letter of credit from Banco Bradesco S.A. amounting to US$9.9 million.

The financial ratios (covenants) demanded by the loan contracts with FMO and BNDES have been observed till September 30, 2004.

10. CAPITAL STOCK

Capital stock subscribed and paid-in is represented as of September 30, 2004 by 241,211,400 common shares without par value, owned as follows:

Suzano Química Ltda.	120,605,700
Basell Brasil Poliolefinas Ltda.	120,605,700
	241,211,400

Stockholders are entitled to minimum dividends of 25% of net income adjusted according to the law. Preferred shares, when applicable, are entitled to priority in the reimbursement of capital in case of liquidation of the Company as well as in participating in equal conditions with common shares in the distribution of new shares resulting from capital increases.

11. INCOME TAXES

a) Deferred taxes (assets)

Subsidiaries Polibrasil Resinas S.A. and Polibrasil Compostos S.A. recognized deferred income taxes (Federal income tax and social contribution on income) on temporary differences between the tax basis and book basis of assets and liabilities.

Management, based on the expectation of generating taxable income supported in estimates approved by the Board of Directors, maintained these tax credits on tax losses and other temporary differences. Management expects that these credits will be fully realized in five years.

Deferred income tax and social contribution on income have the following origin:

	Income tax	Social contribution	Total
On temporary provisions	11,462	4,142	15,604
On tax losses	4,774	2,170	6,944
	16,236	6,312	22,548

Tax losses, for purposes of both Federal income tax and social contribution on income, can be used indefinitely to offset future taxable income, but limited to 30% of subject taxable income per year.

b) Reconciliation of income tax expense

The reconciliation of income tax expense resulting from the application of aggregate tax rates with the provision for income taxes as per the income statement is as follows:

Income before income taxes	119,780
Aggregate tax rate of income tax and social contribution on income	34%
	40,725
Impact of Permanent Differences:	
On dividends collected (investments carried at cost)	(985)
On tax incentives	(526)
Other	3,409
Income tax expense	42,623

The company has elected the yearly tax regime, with monthly anticipations using estimates or monthly closings.

The subsidiary Polibrasil Resinas S.A. has incentives of 25% reduction of Federal income tax on income resulting from the production in the Camaçari plant till 2013.

12. PROVISION FOR CONTINGENCIES

Labor	4,027
Tax	10,352
Civil	4,836
	19,215

Based on formal opinions from legal counsel, Company management constituted provisions for contingencies for probable losses coming from legal disputes against the Company and subsidiaries.

The subsidiary Polipropileno S.A., together with several other companies of the Camaçari Petrochemical Complex, is involved in a lawsuit that discusses the validity of provision of a Collective Labor Agreement (the so-called "Clause 4th") signed in 1989. This clause established that employees' salaries would be readjusted based on 90% of the Consumer Price Index (IPC) on a monthly basis.

The Federal Supreme Court concluded the judgment of the request for amendment of a decision, filed by the workers' union in the proceeding, and determined that a collective labor agreement does not prevail over a salary policy law.

Company management understand that there are effective possibilities of a favorable outcome in this case, based on existing jurisprudence and on the theses developed by jurists. Accordingly, the Company made no changes in its accounting and corporate procedures, i.e., it has not recorded any provision for a possible loss in this case.

13. SUPPLEMENTAL PENSION PLAN

The subsidiary Polibrasil Resinas S.A. is sponsor, in Previnor - Sociedade de Previdência Privada, of a supplementary defined-contribution pension plan for its employees. The contributions of the Company to Previnor during the nine-month period ended September 30, 2004 amounted to R$1,553. There is no additional deficit in the plan under the responsibility of the sponsors.

14. FINANCIAL INSTRUMENTS

Under the provisions of CVM Instruction #235/95, the Company and its subsidiaries performed an assessment of their financial assets and liabilities in relation to market values, concluding that they do not differ from those recognized in the financial statements, except for the share ownership of Petroquímica União S.A. (PQU), the carrying amount of which as of September 30, 2004 was R$66.7 million. The market value of the investment in PQU as measured by the stock price in São Paulo stock exchange (BOVESPA) was R$94.5 million, and its valuation by the book value of PQU's shareholders' equity was R$39.2 million as of June 30, 2004.

15. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements, and these explanatory notes reflect a compilation and translation into the English language of the financial statements in Portuguese as of and for the

period ended September 30, 2004. They are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

Financial Statements

Politeno Indústria e Comércio S.A. and subsidiaries

December 31, 2003 and 2002
with Report of Independent Auditors

POLITENO INDÚSTRIA E COMÉRCIO S.A.
AND SUBSIDIARIES

FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002

Contents

(A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices originating *adopted in Brazil)*

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Politeno Indústria e Comércio S.A.
Camaçari - Bahia

1. We have audited the accompanying balance sheet of **Politeno Indústria e Comércio S.A.** (Company) and the consolidated balance sheet of **Politeno Indústria e Comércio S.A. and subsidiaries** as of December 31, 2003 and the related statements of operations, shareholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with generally accepted auditing standards in Brazil, and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall consolidated financial statement presentation.

3. In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of **Politeno Indústria e Comércio S.A.**, and the consolidated financial position of **Politeno Indústria e Comércio S.A. and subsidiaries** at December 31, 2003, and the related results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with the accounting practices adopted in Brazil.

4. The financial statements of **Politeno Indústria e Comércio S.A.** and **Politeno Indústria e Comércio S.A. and subsidiaries** for the year ended December 31, 2002, were audited by us and we have issued a qualified opinion on January 22, 2003. The qualification is due to the fact that we were unable to obtain audited financial statements supporting the Company's investment in an affiliate stated at R$ 47,869 thousand at December 31, 2002 or its equity in earnings of that affiliate of R$ 4,647 thousand, which is included in net income for the year ended December 31, 2002; nor were we able to satisfy ourselves by other auditing procedures as to the carrying value of the investment or the equity in its earnings. As described in Note 12, the investment in this affiliated company was evaluated by the equity method until June 30, 2002. Effective July 1, 2002, the investment was recorded using the cost method.

Salvador (BA), January 16, 2004

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O-6-F-BA

Paulo Sérgio Dortas
Partner CRC BA 015.250/O-8

A free translation from Portuguese into English of financial statements expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

POLITENO INDÚSTRIA E COMÉRCIO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(In thousands of reais)

	Company		Consolidated	
	2003	2002	2003	2002
ASSETS				
Current assets				
Cash	6,786	7,929	7,013	12,276
Short term investments	11,788	8,531	16,256	11,640
Trade accounts receivable, net	173,546	191,775	174,291	193,352
Inventories	39,971	51,738	40,357	52,095
Recoverable taxes	36,397	66,755	36,949	67,287
Other	7,274	9,097	7,308	9,152
Escrow deposits	6,907	-	6,907	-
	282,669	335,825	289,081	345,802
Noncurrent assets				
Related parties	-	1,612	-	-
Escrow deposits	4,633	10,667	4,660	10,700
Recoverable taxes	44,254	-	44,254	-
Trade accounts receivable, net	-	1,273	-	1,456
Deferred taxes	1,253	1,253	1,253	1,253
Investments for disposal	5,811	1,800	5,811	1,800
	55,951	16,605	55,978	15,209
Permanent assets				
Investments				
Subsidiaries	5,868	7,881	-	-
Other investments	53,697	53,681	53,707	53,691
	59,565	61,562	53,707	53,691
Property, plan and equipment, net	133,495	144,690	133,620	144,763
Deferred charges	4,406	378	4,406	378
	197,466	206,630	191,733	198,832
Total assets	536,086	559,060	536,792	559,843

	Company		Consolidated	
	2003	2002	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Trade accounts payable	20,456	52,395	20,460	52,508
Current portion of long-term debt	10,557	22,860	10,557	22,860
Social obligations	4,248	3,003	4,248	3,003
Taxes payable	13,400	686	13,836	1,023
Employees' profit sharing	2,046	1,444	2,046	1,444
Dividends	33,846	11,729	33,846	11,729
Other	2,251	7,104	2,277	7,131
	86,804	99,221	87,270	99,698
Long-term liabilities				
Long-term debt	11,537	16,175	11,537	16,175
Taxes payable	3,627	9,829	3,866	10,064
Other	-	-	-	71
	15,164	26,004	15,403	26,310
Minority interest	-	-	1	-
Shareholders' equity				
Capital stock	333,303	246,648	333,303	246,648
Capital reserve	26,565	19,814	26,565	19,814
Revaluation reserves	4,399	5,420	4,399	5,420
Income reserve	30,949	13,489	30,949	13,489
Retained earnings	38,902	148,464	38,902	148,464
	434,118	433,835	434,118	433,835
Total liabilities and shareholders' equity	536,086	559,060	536,792	559,843

See accompanying notes.

POLITENO INDÚSTRIA E COMÉRCIO S.A.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
Years ended December 31, 2003 and 2002
(In thousands of reais, except per share information)

	Company		Consolidated	
	2003	2002	2003	2002
Gross sales of products and services	1,133,292	942,810	1,137,983	957,568
Deduction on sales				
Sales taxes	(179,325)	(206,874)	(180,133)	(210,383)
Discounts and deductions	(13,994)	(13,248)	(13,994)	(13,633)
	(193,319)	(220,122)	(194,127)	(224,016)
Net sales	939,973	722,688	943,856	733,552
Cost of sales	(747,597)	(583,165)	(749,972)	(592,174)
Gross profit	192,376	139,523	193,884	141,378
Operating (expenses) income				
Selling and distribution	(62,850)	(44,329)	(63,730)	(45,162)
General and administrative	(21,537)	(16,813)	(22,172)	(17,467)
Financial expenses, net	(3,597)	(3,950)	(3,096)	(2,974)
Equity adjustment	(424)	(3,015)	(852)	(4,647)
Other operating income, net	2,378	1,807	2,378	2,366
	(86,030)	(66,300)	(87,472)	(67,884)
Income from operating	106,346	73,223	106,412	73,494
Nonoperating income (expense), net	65	3	80	2
Income before taxes	106,411	73,226	106,492	73,496
Income tax	(29,373)	(20,126)	(29,418)	(20,308)
Social contribution tax	(10,841)	(7,504)	(10,877)	(7,592)
Net income	66,197	45,596	66,197	45,596
Earnings per thousand shares outstanding at year end (in Reais)				
Common shares	1.11	0.21		
Class "A" preferred shares	1.11	0.21		
Class "B" preferred shares	0.33	0.33		

See accompanying notes.

POLITENO INDÚSTRIA E COMÉRCIO S.A.

STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 2003 and 2002
(In thousands of reais)

		Capital Reserve	Revaluation reserves		Income reserves			
	Capital Stock	Income tax Incentives	Company	Investee	Legal reserve	Statutory reserve	Retained earnings	Total
Balances as of December 31, 2001	92,232	154,416	8,183	226	11,210	-	124,534	390,801
Capital increase with Income tax incentives reserve	154,416	(154,416)	-	-	-	-	-	-
Realization of revaluation reserve	-	-	(2,873)	(116)	-	-	2,989	-
Income tax incentives	-	19,814	-	-	-	-	(718)	19,096
Net income	-	-	-	-	-	-	45,596	45,596
Proposed appropriation								
Legal reserve	-	-	-	-	2,280	-	(2,280)	-
Dividends paid	-	-	-	-	-	-	(10,000)	(10,000)
Declared dividends	-	-	-	-	-	-	(11,658)	(11,658)
Balances as of December 31, 2002	246,648	19,814	5,310	110	13,490	-	148,463	433,835
Capital increase	86,655	(19,814)	-	-	-	-	(66,841)	-
Realization of revaluation reserve	-	-	(911)	(110)	-	-	1,021	-
Income tax incentives	-	26,565	-	-	-	-	(228)	26,337
Net income	-	-	-	-	-	-	66,197	66,197
Proposed appropriation								
Legal reserve	-	-	-	-	3,309	-	(3,309)	-
Statutory reserve	-	-	-	-	-	14,150	(14,150)	-
Dividends paid	-	-	-	-	-	-	(15,000)	(15,000)
Retained earnings dividends	-	-	-	-	-	-	(43,513)	(43,513)
Declared dividends	-	-	-	-	-	-	(33,738)	(33,738)
Balances as of December 31, 2003	333,303	26,565	4,399	-	16,799	14,150	38,902	434,118

See accompanying notes.

POLITENO INDÚSTRIA E COMÉRCIO S.A.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2003 and 2002
(In thousands of Reais)

	Company		Consolidated	
	2003	2002	2003	2002
Sources				
From operations				
Net income for the year	66,197	45,596	66,197	45,596
Items not affecting working capital				
Depreciation and amortization	17,454	21,196	17,463	21,218
Financial charges on long-term assets and liabilities, net	(355)	3,685	(346)	3,691
Transfer from permanent to current assets	391	-	391	-
Equity in the results of affiliates	424	3,015	852	4,644
Investment reduction	-	26,501	-	-
Income tax benefit	26,337	19,096	26,337	19,096
Other	-	2	-	(1)
	110,448	119,091	110,894	94,244
From shareholders'				
Permanent assets selling	-	-	-	9
	-	-	-	9
From third party				
Dividends from affiliated companies	1,198	-	1,198	-
	1,198		1,198	
Total Sources	111,646	119,091	112,092	94,253
Applications				
Property, plant and equipment	10,304	28,393	10,363	28,432
Increase in noncurrent assets or decrease in long-term liabilities, net	49,830	11,715	49,638	(1,396)
Dividends paid and proposed	92,251	21,658	92,251	21,658
Net effect of the exclusion of Norquisa in the consolidated financial statements	-	-	4,133	30,592
Total Applications	152,385	61,766	156,385	79,286
Increase (decrease) in working capital	(40,739)	57,325	(44,293)	14,967
Changes in working capital:				
Current assets:				
At the beginning of year	335,825	237,052	345,802	394,623
At the year end	282,669	335,825	289,081	345,802
	(53,156)	98,773	(56,721)	(48,821)
Current liabilities:				
At the beginning of year	99,221	57,773	99,698	163,486
At the year end	86,804	99,221	87,270	99,698
	(12,417)	41,448	(12,428)	(63,788)
Increase (decrease) in working capital	(40,739)	57,325	(44,293)	14,967

See accompanying notes.

POLITENO INDÚSTRIA E COMÉRCIO S.A. AND SUBSIDIARIES

Notes to Financial Statements
December 31, 2003 and 2002
(In thousands of reais)

1. The Company and its operations

Politeno Indústria e Comércio S.A. (the "Company") is engaged in the manufacturing, processing and selling, directly or through representation and consignment, exports and imports of polyethylene and related products, and investments in other companies. The Company purchases the principal raw material for its petrochemical business (Eteno) from Braskem S.A./UNIB.

The Company and the main subsidiaries and Norquisa have the following activities:

Politeno Empreendimentos Ltda.

Industrial projects, sale of petrochemical products and investments in other companies.

Santeno Irrigação do Nordeste Ltda. (controlled by Politeno Empreendimentos Ltda.)

Manufacturing, sale, export and import of plastic articles related to agricultural irrigation.

Nordeste Química S.A. - NORQUISA

Norquisa holds interest in chemical and petrochemical companies, including BRASKEM S.A., which is the main investment of this entity.

2. Basis of presentation of financial statements

The financial statements were prepared in accordance with accounting practices adopted in Brazil and rules and instructions issued by the Brazilian Securities Commission (CVM), in line with the accounting practices described on Note 3.

3. Summary of principal accounting practices

In observation to the accrual basis criteria, the Companies adopted the following significant accounting policies:

a) Cash equivalents (short term investments)

Stated at cost plus income accrued to the balance sheet date, adjusted by loss provision, if necessary.

b) Allowance for doubtful accounts

Recognized based on the estimated losses and considered by management to be sufficient to cover eventual losses on the realization of the accounts receivable.

c) Inventories

Stated at average purchase or production cost, not in excess of market price or realizable value.

d) Investments

Investments in affiliated companies are accounted for by the equity method. Other investments are recorded at cost, less provision for losses if expected to be other than temporary.

e) **Property, plant and equipment**

Stated at purchase or construction cost, increased by revaluations recorded by the Company and its affiliated, net of accumulated depreciation. Depreciation is computed on the straight-line method at the annual rates showed in Note 13.

f) **Deferred charges**

Represented by pre-operating expenses, new processes and systems projects, amortized on the straight-line method at 10% to 40% per year.

g) **Other current and noncurrent assets**

The other assets are stated at the lower of cost or realizable value, including, when applicable, accrued earnings and monetary variations or provisions for eventual losses, or in the case of prepaid expenses at cost.

h) **Other current and long-term liabilities**

Are stated at known or estimated amounts, including, whenever applicable, the corresponding financial charges and monetary variations, increased through each balance sheet date.

i) **Income tax and social contribution**

The Company is exempt of the income tax on the conventional polyethylene and linear production up to 2006.

The values related to the income tax incentive are recorded at debit on the profit and loss and credit on a specific capital reserve account.

The deferred income tax related to temporary differences is recorded on the non current assets, due to the expectation of realization and it is reviewed annually.

j) **Use of estimates**

The preparation of financial statements in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

k) **Earnings per share**

Earnings per share are calculated based on the total number of shares outstanding at each balance sheet date.

4. Presentation of consolidated financial statements

The consolidated financial statements were prepared in accordance with the instructions established by the Brazilian Securities Commission - CVM, as following:

a) Balances between the consolidated companies are eliminated;

b) Investments in consolidated companies are eliminated against the shareholders' investments of the subsidiary;

c) Income and expenses, as well as unrealized profits, arising from transactions between the consolidated companies are eliminated;

d) Minority interest in subsidiaries is shown as separate caption.

The consolidated financial statements include those of Politeno Indústria e Comércio S.A., and the following subsidiaries:

	Equity interest (%)	
	2003	2002
Subsidiaries		
Politeno Empreendimentos Ltda. [1]	99.99	99.99
Politeno Internacional S.A. [1]/[2]	100.00	100.00
Santeno Irrigação do Nordeste Ltda.	99.99	99.99

[1] Financial statements audited by Ernst & Young.
[2] On December 29, 2003, Company's Administrative Council approved the dissolution of Politeno Internacional S.A. Consequently, the investment balance was transferred to current assets.

5. Related parties transactions

The Company enters into a number of related party transactions with affiliated companies, whose main balances are summarized below:

	Non current assets Loans receivables	Suppliers
BRASKEM S.A.	-	13,200
Balances as of December 31, 2003	-	13,200
Balances as of December 31, 2002	1,612	42,125

	Purchases	Financial Income
BRASKEM S.A.	682,666	-
Politeno Internacional S.A.	-	51
Amounts of December 31, 2003	682,666	51
Amounts of December 31, 2002	529,479	64

Transactions (purchases of products, loans through intercompanies and others) among intercompanies were aided in contracts with long term expiration.

6. Trade accounts receivable

	Company		Consolidated	
	2003	2002	2003	2002
Domestic	171,822	179,471	173,235	181,364
Foreign	23,899	31,907	23,899	31,907
Discounted invoices	(8,122)	(8,081)	(8,122)	(8,081)
Allowance for doubtful accounts	(14,053)	(11,522)	(14,721)	(11,838)
	173,546	191,775	174,291	193,352

As of December 31, 2003, the Company has R$ 7,488 (R$ 9825 in 2002) of accounts receivables from clients located in Argentina, without guarantee. The realization of these credits has been closing monitored by Company's management. Company's management does not expect any loss related to these receivables, thus no allowance was recorded.

Some customers financing their petrochemical purchase through vendor operations with guarantee of the Company. As of December 31, 2003, the amount of vendor operation, at the consolidated balance, amounted R$ 10,656 (R$ 7,244 in 2002). There is no expectation of material losses from these operations.

7. Inventories

	Company		Consolidated	
	2003	2002	2003	2002
Finished goods	13,842	22,527	14,124	22,859
Work in process	908	2,849	972	2,868
Raw materials, packaging and others	9,022	8,072	9,062	8,078
Spare parts	14,220	12,339	14,220	12,339
Imports in transit	1,979	5,951	1,979	5,951
	39,971	51,738	40,357	52,095

8. Recoverable taxes

	Company		Consolidated	
	2003	2002	2003	2002
Income tax recoverable	1,812	13,154	1,812	13,154
Excise tax (IPI)	3	3	32	37
Income tax withheld at source	-	364	416	780
ICMS recoverable	78,836	53,224	78,927	53,290
Other	-	10	16	26
	80,651	66,755	81,203	67,287
Less current	(36,397)	-	(36,949)	-
Noncurrent	44,254	-	44,254	-

Value-Added Tax on Sales and Services (ICMS)

Portion of the VAT accumulated credits, in the amount of R$ 77,196 (R$ 46,672 in 2002) related to the purchase of raw material has not been fully absorbed by Company's normal operations.

During 2003, Company decided to sale part of these tax credits, up to R$ 38,000. As a consequence, Company recorded a realization reserve in the amount of R$ 4,941, as an operating expense. The remaining balance, R$ 39,196, was reclassified to non current assets due to the expectation of realization.

Company's management is making efforts to realize the remaining credit balances (R$ 39,196), as well it is adopting measures to reduce the inflow of future credits. In order to realize the credits, they are attempt to reach an agreement with the State Tax Department that would make possible to utilize the credits without losses by the Company and based on the current information available, Company's management believes that no losses will be incur in the realization of these credits. In regarding to the future credits, management jointly with Braskem and Polibrasil, finalized agreements with State Tax Department in order to include the nafta and its sub products (including Eteno, Company's main raw material) in the Bahiaplast program. This will allow the deferral of the VAT credits.

9. Escrow deposits

Once the existence of doubts related to the legality and constitutionality of the collection certain taxes, the companies filed lawsuits and legal actions and made deposits in judgment of the questioned values. The main escrow deposits, monetarily restated, are as follows:

	Company		Consolidated	
	2003	2002	2003	2002
Monetary restatement of IPI (Excise tax)	7,987	7,637	7,987	7,637
INSS and Education allowance	2,110	1,739	2,119	1,746
Monetary restatement of VAT	768	677	775	684
Others	675	614	686	633
	11,540	10,667	11,567	10,700
Less – current	(6,907)	-	(6,907)	-
Non current	4,633	-	4,660	-

10. Deferred tax assets

The Company maintains registered deferred income tax assets related to tax loss carry forwards in the amount of R$ 1,253 at December 31, 2003 and 2002.

	Company		Consolidated	
	2003	2002	2003	2002
Accumulated tax losses	1,253	1,253	1,253	1,253
Total	1,253	1,253	1,253	1,253

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur. The tax loss carry forwards have no expiration date.

11. Investments for disposal

Relates to property and machinery received from customers as payment of overdue accounts receivables, less provision for losses.

12. Investments

	Company		Consolidated	
	2003	2002	2003	2002
Subsidiaries	5,868	7,881	-	-
Other investments	53,697	53,681	53,707	53,691
	59,565	61,562	53,707	53,691

	2003		
	Politeno Empreendimentos Ltda.	Politeno Internacional S.A.	Total
Subsidiaries financial position			
Balance sheet – base on the equity	31/12/03	31/12/03	
Shareholders' equity	5,868	391	
Capital stock	45,894	29	
Net income (loss)	428	(852)	

	2003		
	Politeno Empreendimentos Ltda.	Politeno Internacional S.A.	Total
Investments financial position			
Owners stocks and quotes (in thousands)			
Common shares	-	10.000	
Quotes	24	-	
Equity interest	99,99%	100,00%	
Changes on investments:			
Balances at the beginning of the year	5,440	2,441	7,881
Equity method adjustment	428	(852)	(424)
Dividends received	-	(1,198)	(1,198)
Transfer from permanent to current assets	-	(391)	(391)
Balances at the end of the year	5,868	-	5,868

	2002		
	Politeno Empreendimentos Ltda.	Politeno Internacional S.A.	Total
Balances at the beginning of the year	31,648	1,102	32,750
Equity method adjustment	293	1,339	1,632
Capital stock reduction	(26,501)	-	(26,501)
Balances at the end of the year	5,440	2,441	7,881

On December 29, 2003, Company's Administrative Council approved the dissolution of Politeno Internacional S.A.. Consequently, the investment balance was transferred to current assets. The incorporation of the subsidiaries' net worth will occur in 2004.

Other investments refer to the following investments recorded at cost:

	2003	2002
Norquisa	47,869	47,869
Cetrel	1,998	1,982
Tegal	3,675	3,675
Others	155	155
	53,697	53,681

With the creation of BRASKEM S.A. the conditions of jointly control of NORQUISA were eliminated. Consequently, starting on July 1, 2002, this investment is carried at cost.

13. Property, plant and equipment

	Annual Depreciation rates(%)	Company		Consolidated	
		2003	2002	2003	2002
Land	-	7,826	7,826	7,826	7,826
Buildings	3,3% a 4%	63,837	63,837	63,837	63,837
Furniture and fixtures	10,0%	11,185	10,409	11,247	10,468
Equipment and machinery	3,33% a 20,0%	453,206	431,402	454,981	433,120
Others items	1% a 20,0%	2,153	1,592	2,173	1,612
Construction in progress	-	8,022	25,169	8,022	25,169
		546,229	540,235	548,086	542,032
(-)Accumulated depreciation		(412,734)	(395,545)	(414,466)	(397,269)
		133,495	144,690	133,620	144,763

As of December 31, 2003, property, plant and equipment included R$ 5.172 (R$ 6.077 at December 31, 2002) related to the revaluation of its fixed assets. The revaluation reserve recorded on November 14, 1988, is being realized against retained earnings, based on the depreciation or disposal of the revalued items. The Company decided not to reduce the deferred tax effects from this reserve.

14. Deferred charges

	Company		Consolidated	
	2003	2002	2003	2002
Installation cost	33,000	33,000	33,000	33,000
Preoperating expenses	14,383	14,383	14,383	14,383
Reorganization projects	14,779	10,486	14,779	10,486
	62,162	57,869	62,162	57,869
Accumulated amortization	(57,756)	(57,491)	(57,756)	(57,491)
	4,406	378	4,406	378

15. Loans

	Company		Consolidated	
	2003	2002	2003	2002
Foreign currency				
Libor, plus 2%, plus exchange rate variation (US$)	2,788	13,752	2,788	13,752
Interest between 3.55% a 8.95% plus exchange rate variation (US$)	5,941	9,667	5,941	9,667
Local currency				
Interest between 2.5% and 8% plus TJLP	13,363	-	13,363	-
Interest between 2.5% and 11% plus UR/BNDES variation	-	9,324	-	9,324
Interest of 2.35% plus UR/FINEP variation	-	2,955	-	2,955
Interest between 0.1% and 6% plus CDI variation	2	1	2	1
Interest of 3.3% plus UR/FINAME	-	3,336	-	3,336
	22,094	39,035	22,094	39,035
Current portion	(10,557)	(22,860)	(10,557)	(22,860)
Long-term liabilities	11,537	16,175	11,537	16,175

The long-term portion matures as follows:

	Company		Consolidated	
	2003	2002	2003	2002
2004	-	5,367	-	5,367
2005	6,105	6,914	6,105	6,914
2006	3,416	2,276	3,416	2,276
2007 and later	2,016	1,618	2,016	1,618
	11,537	16,175	11,537	16,175

Collateral for these loans is comprised of the pledge of the Company's property, plant and equipment, inventories, promissory notes and shares.

16. Long term tax liabilities

These liabilities are represented by taxes that the Company is legally challenging (Monetary restatement of VAT), with escrow deposits recorded under non-current assets.

17. Income tax

The Company obtained exemption from income tax on profits from sales of their conventional and linear polyethylene production through the year 2006, in view of the modernization of the plant.

After 2007 calendar year, the Company will benefit from the rights of income tax reduction as follows:

- 2007 through 2008 – 50%
- From 2009 through 2013 – 25%

The reconciliation of income tax and social contribution expenses based on official rate and the amounts recorded in 2003 and 2002 statements of income are presented as follows:

Income tax:

	Company		Consolidated	
	2003	2002	2003	2002
Income before income tax and social contribution	106,411	73,226	106,492	73,496
Statutory rate	25%	25%	25%	25%
Income tax	26,580	18,283	26,599	18,350
Income tax over the realization of revaluation reserve	(228)	(718)	(228)	(718)
Add (excluded):				
Equity in the results of affiliates	424	3,015	852	4,647
Revaluation reserve incorporated to capital	912	2,872	912	2,872
Escrow deposits	86	339	86	339
Monetary restatement of escrow deposits	619	391	621	391
Non deductible taxes penalties	62	-	64	10
Donations/gifts	1,198	1,117	1,238	1,117
Management bonus	835	420	835	420
Other provisions	9,846	1,447	9,846	1,447
Dividends received from investments evaluated under the cost method	(6)	(7)	(6)	(7)
Reversal of provisions	(1,798)	(1,154)	(1,798)	(1,154)
	12,178	8,440	12,650	10,082
Income tax recorded in the statements of income	29,373	20,126	29,418	20,308
Effective rate	27,6%	27,5%	27,6%	27,6%

Social contribution:

	Company		Consolidated	
	2003	2002	2003	2002
Income before income tax and social contribution	106,411	73,226	106,492	73,496
Statutory rate	9%	9%	9%	9%
Social contribution tax	9,577	6,590	9,584	6,615
Add (excluded):				
Equity in the results of affiliates	424	3,015	852	4,647
Revaluation reserve incorporated to capital	912	2,872	912	2,872
Depreciation/amortization - Disposal IPC/BTNF	2,574	2,444	2,574	2,444
Non deductible taxes penalties	62	-	64	10
Donations/gifts	1,198	1,117	1,238	1,117
Management bonus	835	420	835	420
Other provisions	9,846	1,447	9,846	1,447
Dividends received from investments evaluated under the cost method	(6)	(7)	(6)	(7)
Reversal of provisions	(1,798)	(1,154)	(1,798)	(1,154)
	14,047	10,154	14,517	11,796
Social contribution tax recorded in the statements of income	10,841	7,504	10,877	7,592
Effective rate	10,2%	10,3%	10,2%	10,3%

18. Shareholders' equity

a) Capital

The paid-in capital as of December 31, 2003 and 2002 was represented by nominative shares, without par value, as follows:

	Thousands of shares	
	2003	2002
Common shares	57,640,509	203,915,046
Preferred shares		
Class "A"	1,219,078	4,312,737
Class "B"	2,409,676	2,409,676
	61,269,263	210,637,459

On April 10, 2003, the Extraordinary Shareholders' General Meeting approved the grouping of common shares and preferred shares class "A", adopting the factor of grouping of 4.85036892.

On December 17, 2003, the shareholders' meeting approved the capital increase of R$ 86,655 with the capitalization of income tax reserve and retained earning in the amount of R$ 19,814 and R$ 66,841, respectively. In addition, the meeting approved the creation of the statutory reserve.

The common and preferred class "A" shares are entitled to a minimum dividend of 25% of net income adjusted based on Brazil's Corporation Law. The preferred shares are not convertible and do not have voting rights, but have priority over capital redemption, in the event of dissolution, as well as a minimum non - cumulative cash dividend of 6% a year over the unit value obtained based on the division of the capital stock by the total shares issued.

Alternatively to the minimum dividend mentioned in previous paragraph, it is also granted to the preferred shares class "A", year after year, the right to receive dividend by share 10% higher than the one provided to each common share, always when the dividend established under this criteria is higher than the dividend calculated as mentioned in the previous paragraph, with no cumulativeness. The remaining mandatory dividend after the payment of the priority dividend, it will be applied in the payment of a dividend to the common shares up to the limit of the priority dividend of the preferred shares class "B", considering the right granted to the preferred shares class "A".

The class "B" preferred shares do not participate in remaining profits after receiving the minimum dividend of 6%.

The preferred "A" shares have the same rights as the common shares to capital increases, resulting from monetary restatement and the capitalization of retained earnings and other reserves. The preferred "B" shares participate on a basis equal to that of common and preferred "A" shares only in capital increases resulting from monetary restatement of capital.

The preferred "B" shares result from tax incentive investments.

b) Statutory reserve

Designated to increase capital up to the limit of 30% of the distributed income of each year, after the minimum compulsory dividend as prescribed on Company's By Laws as follows:

Net income of the year	66,197
Legal reserve	(3,309)
	62,888
Minimum compulsory dividend	(15,722)
	47,166
Statutory reserve percentage	30%
Statutory reserve	14,150

19. Dividends

On October 17, 2003, the Company paid dividends of R$ 15,000 (R$ 10,000 in 2002) and is purposing dividends of R$ 33,738 "ad referendum" to the Shareholders' General Meeting, calculated as prescribed on Company's By Laws, as follows:

	2003	2002
Net income for the year	66,197	45,596
Legal reserve	(3,309)	(2,280)
Adjusted net income	62,888	43,316
	25%	25%
Minimum compulsory dividend	15,722	10,829
Dividends paid:		
Common shares (R$ 0.330 and R$ 0.633 per thousand shares in 2003 and 2002, respectively)	13,890	9,022
Preferred shares "A" (R$ 0.363 and R$ 0.633 per thousand shares in 2003 and 2002, respectively)	323	191
Preferred shares "B" (R$ 0.326 per thousand shares)	787	787
	15,000	10,000
Declared dividends		
Common shares (R$ 0.572 per thousand shares)	32,971	11,374
Preferred shares "A" (R$ 0. 629 per thousand shares)	767	284
	33,738	11,658
Total dividends paid and declared	48,738	21,658

On the Extraordinary Meeting on December 1, 2003, Company's Administrative Council authorized the payments of dividends related to retained earnings of 2001 and 2002 in the amount of R$ 43.518, whereas R$ 42.524 to common shares and R$ 989 to preferred shares.

20. Contingencies

The major ongoing cases are described as follows:

a) Social Contribution - Law n° 7,689/88

During 1999, Company paid the Social Contribution debt related to the fiscal years from 1989 to 1998, disbursing R$ 22,191.

Nevertheless the payment of the debt previously mentioned, the Company is still discussing debt related to social contribution due to the fact that tax authorities considered the existence of difference to be paid as the fines were not paid, as well difference regarding fine associated to the spontaneous payment, which resulted in a write of fault on August 7, 2001 in the amount of R$ 11,594.

Management, based on the opinion of its legal counselor, considers the risk of loss to be remote and no provisions for possible losses have been recorded.

b) Full offset of tax loss carry forwards

The Company requested a court order against the law that limits the offset of tax loss carry forwards, obtained a favorable ruling and offset part of questioned amount. Such procedure was questioned by the tax authorities that filed tax assessment of R$ 3,697. The Company rectified the income tax returns of the years in question and accrued R$ 2,346 on the financial statements as of September 30, 2000. Soon after, the Company compensated the accrued tax with owned tax credits. The divergence between the value of the tax assessment and the amount accrued elapses of the tax authorities have not used the rectified income tax returns and have made mistakes in the calculations of the value of the contingency.

On December 11, 2002, Brazilian Supreme Court (STF) partially recognized company's right to offset tax losses carry forwards over the 30% limit and the decision has been challenged by the government.

Management, based on the opinion of its legal counselor, does not expect significant losses to be incurred and therefore no provisions for possible losses have been recorded.

c) State VAT Claims (ICMS)

The Company has been a defendant in several ICMS tax assessments filed by the authorities of the States of Bahia and Minas Gerais that allege that the Company did not collect the ICMS tax correctly and also used inappropriate tax credits on certain sales. These tax assessments amount approximately R$ 33,682 (R$ 19,985 in 2002), including interest and fines. Based on the legal consultants' opinion, management does not expect significant losses to be incurred, and therefore did not record any loss provision for these matters.

d) Offset of Social Contribution Tax Loss Carry forward

The merger subsidiaries Politeno Linear Indústria e Comércio S.A. offset social contribution tax loss carry forwards in excess of the limit imposed by Law n.° 8,981/95, supported in preliminary court decision, engraved by the judgment of the 8th Federal Court. On November 23, 2000, the Company had knowledge that the sentence was judged unfounded.

On December 12, 2000, the Internal Revenue Service filed a tax assessments files against the Company in the amount of R$ 2,511, due to: negative calculation base of prior years, improper compensation of negative calculation base of prior years — inobservance of the compensation limit of 30% of the adjusted base.

The Company opted to make the payment based on the values linked to the Administrative Process, in connection to the tax assessments and giving up the resource for object loss. The value indeed picked up to the public safes, related to fiscal year of 1995, was of R$ 2,024. Actually, the Company awaits the drop, so much of the administrative process, as of the tax assessments.

Related to the years of 1996 and 1997, the Company also calculated and picked up the Social Contribution on the net profit in the value of R$1,809 and R$636, respectively. This withdrawal was made in consonance with the determination of the article 138 of the National Tributary Code, added of the interests and responsibilities, but without the fine incidence of any nature.

The spontaneous payment was recorded indeed on December 29, 2000, requesting the approval of the payments made on December 28, 2000 for the exercises of 1996 and 1997, which is still pending of approval by Tax authorities.

e) PIS Deduction

The Internal Revenue Service filed tax assessment of R$ 3,720 related to the PIS (Social Integration Program). The Company opted by the administrative defense, and on December 16, 1997, this tax assessment was judge valid, and the Company has appealed. The Company's appeals were denied and management, based on the opinion of its legal counselor will file judicial measures to grant its right, as they believe on a favorable outcome of this lawsuit.

f) Federal excise tax (IPI) restatement

The Company has filled an action to grant the right to pay federal excise tax (IPI) without the monetary correction created by Law 7,799/89. The decision was unfavorable to the Company and currently management is awaiting the final decision issued by the judge in order to reverse the escrow deposits in the amount of R$ 6,907 against the related accrual.

g) 4th Clause - Labor suits

The Company, among other companies and the jointly controlled Copene — Petroquímica do Nordeste S.A. are affiliated in a labor action that discuss the validity of the 4th Clause in the Labor Collective Convention related to the political and economic plan, denominated "Collor Plan". The provision established that the employee's salaries would be readjusted at 90% of the Consumer price index (IPC) on a monthly basis.

The Federal Supreme Court (STF) conclude the judgment of the appeal interposed by the labor union (SINPEQ) in this process and reinforces the understanding based on Supreme Court jurisprudence in the sense that the Labor Collective Convention does not prevail against the law.

Based on the opinion of its legal advisors, who analyzed the final ruling of the Federal Supreme Court (STF) on the class action suit in which the labor union is a plaintiff, as well as the status of the specific suit against the Company, management does not believe that it is necessary to record a provision at December 31, 2003.

21. Risks and financial instruments

The book value of the Company and its subsidiaries financial instruments carried out on December 31, 2003 approximates to its market value and they are fully disclosed on the footnotes related to accounts receivable, related party transactions and loans. The gain and loss effects are recognized on the statements of income when they are incurred.

The criteria, premises and limitations related to the estimated market value is as follows:

Cash and temporary cash investments

The balances on cash and temporary cash investments' market value approximate its book value because of the short maturity of those instruments.

Subsidiaries and affiliates

The market value is similar to the book value as there is no similar instrument.

Recoverable deferred taxes

The market value of these instruments is similar to the book value, considering that the recoverable taxes represent tax credits related to tax losses carry forwards.

Loans and financing

Loans and financing's market value was determined based on the present value of its future cash flows and using interest rates applicable to similar operations considering the conditions and nature of those operations and the Company's size, among other factors or based on market quotation of these instruments.

22. Pension Plan

The Company and its subsidiary, Politeno Empreendimentos Ltda., sponsor a defined benefit pension plan administrated by Previnor — Associação de Previdência Privada. Previnor's main activity is to supplement government retirement benefits to the employees, directors and participants of the Company and its subsidiaries, other sponsoring companies and Previnor itself. For this purpose, Previnor receives monthly contributions from sponsoring companies and their employees, actuarially computed based on the employees' monthly compensation. The Company's 2003 contributions amounted R$ 1.191 (R$ 1.066 in 2002).

Until 1997, Previnor's Statute required the Company to assume an obligation to provide additional financial resources to funding the pension plan. According to the Regulation of the New Pension Plan, the Company continues with the inherent obligations to the old benefit plan to the beneficiaries and the active participants (137 employees). In accordance to the New Defined Contribution Pension Plan the Company's funding obligation does not exist (223 employees).

In accordance with CVM deliberation 371/2000 that approved the NPC 26 of IBRACON – "Contabilização de Beneficios a Empregados" Company's plan was actuarially evaluated as of November 30, 2003. The weighted-average actuarial assumptions, as determined by actuaries, were as follows:

Discount rate for determining projected benefit obligations as November 30, 2002	6%
Expected long-term rate return on plan assets	6%
Future increases on salaries, net of inflation	1%
Future increase on benefits	0%
Portion of employees that will retire early	0%
Annual increase on service cost	0%
Future changes on government's health benefit plan	0%

The fair value of plan assets R$ 37,877 (R$ 38,772 in 2002) were estimated based on market assumptions on place at November 30, 2003, or, when applicable, based on the projection of future benefits as a result of the utilization of the present value of the plan assets.

Based on the independent actuarial report, issued at January 6, 2004, the plan has a actuarial surplus, determined by the Projected Unit Credit Method, in the amount of R$2.248, as follows:

Actuarial assets	
Present value of benefit obligation	34,403
Present value of plan assets	37,877
Sub total	3,474
Not recognized actuarial gain (losses)	-
Service cost not recognized	-
Surplus	2,248

As the Defined Contribution pension plan does not allow the Company to reduce its future contributions nor receive back the surplus, the Company did not record any amount related to this surplus.

Until the issuance of this report, the Previnor's financial statements for the year ended December 31, 2003, were not available, and Politeno was not requested to make any funding, as no deficit is known.

Politeno Indústria e Comércio S.A. and Subsidiaries

Quarterly Financial Statements
For the Nine-Month Period Ended September 30, 2004
and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
POLITENO INDÚSTRIA E COMÉRCIO S.A.
Camaçari - BA

1. We have performed a special review of the accompanying interim financial statements of Politeno Indústria e Comércio S.A. (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of income for the quarter and nine-month period then ended and the management's performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the companies' management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with officers responsible for the accounting, financial and operating areas from the Company and subsidiaries as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial statements.

4. As discussed in Note 6 to the notes to the quarterly financial statements, as of September 30, 2004, the Company recorded tax credits for recoverable ICMS (State VAT) amounting to R$109,414,000. The Company's management is discussing with the Tax Agency of the State of Bahia the measures required to materialize alternatives to recover said tax credit. The realization of these credits is dependent upon the success of these ongoing negotiations.

5. We had previously reviewed the balance sheet as of June 30, 2004, presented for comparative purposes, and issued an unqualified special review report thereon, dated July 19, 2004. The statements of income for the quarter and nine-month period ended September 30, 2003, presented for comparative purposes, were reviewed by other independent auditors whose special review report thereon, dated October 17, 2003, included no qualifications.

6. As discussed in Note 2, these consolidated financial statements have been prepared for purposes of inclusion in the Prospect for Public Offering of Preferred Shares of Suzano Petroquímica S.A.

7. The accompanying consolidated financial statements have been compiled from the quarterly financial statements for the period ended September 30, 2004 and were translated into English for the convenience of readers outside Brazil (see Note 21).

Salvador, October 21, 2004.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

José Luiz Santos Vaz Sampaio
Engagement Partner

POLITENO INDÚSTRIA E COMÉRCIO S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	09/30/04	06/30/04	09/30/04	06/30/04
ASSETS				
CURRENT ASSETS				
Cash	2,672	3,200	2,902	3,545
Temporary cash investments	2,784	20,944	7,953	23,685
Trade accounts receivable	212,834	187,571	213,614	190,570
Inventories	58,094	49,959	58,502	50,381
Recoverable taxes	9,476	9,261	9,760	9,682
Other receivables	10,233	15,371	10,290	15,404
Total current assets	296,093	286,306	303,021	293,267
LONG-TERM ASSETS				
Escrow deposits	5,055	4,703	5,085	4,732
Trade accounts receivable	8,953	9,900	8,953	9,900
Deferred income tax	850	1,134	850	1,134
Recoverable taxes	115,101	98,406	115,102	98,406
Properties received in settlement of debt	4,969	4,969	4,969	4,969
Assets held for sale	842	842	842	842
Total long-terms assets	135,770	119,954	135,801	119,983
PERMANENT ASSETS				
Investments				
Subsidiary	9,116	7,901		
Other	53,708	53,707	53,720	53,718
Subtotal	62,824	61,608	53,720	53,718
Property, plant and equipment	132,664	134,321	132,822	134,478
Deferred charges	3,662	3,907	3,662	3,907
Total permanent assets	199,150	199,836	190,204	192,103
TOTAL	631,013	606,096	629,026	605,353

POLITENO INDÚSTRIA E COMÉRCIO S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	09/30/04	06/30/04	09/30/04	06/30/04
LIABILITIES				
CURRENT LIABILITIES				
Loans	49,018	42,203	49,092	42,256
Trade accounts payable	33,233	26,239	33,242	26,267
Payroll taxes and other taxes	14,247	12,605	15,011	13,293
Dividends	137	123	137	123
Other payables	7,116	5,726	7,242	5,796
Total current liabilities	103,751	86,896	104,724	87,735
LONG-TERM LIABILITIES				
Loans	14,137	12,872	24,348	23,972
Related parties	13,415	12,924		
Taxes payable	4,188	3,738	4,431	3,979
Total long-term liabilities	31,740	29,534	28,779	27,951
MINORITY INTEREST			1	1
SHAREHOLDERS' EQUITY				
Capital	333,303	333,303	333,303	333,303
Capital reserve	53,507	41,258	53,507	41,258
Revaluation reserve	3,796	3,968	3,796	3,968
Profit reserve	30,949	30,949	30,949	30,949
Retained earnings	73,967	80,188	73,967	80,188
Total shareholders' equity	495,522	489,666	495,522	489,666
TOTAL	631,013	606,096	629,026	605,353

POLITENO INDÚSTRIA E COMÉRCIO S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE QUARTER AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

	Company				Consolidated			
	Quarter ended September 30		Nine Months ended September 30		Quarter ended September 30		Nine Months ended September 30	
	2004	2003	2004	2003	2004	2003	2004	2003
Gross revenue	398,530	313,749	969,119	846,888	399,170	315,107	1,007,085	850,942
Deductions from gross revenue	(56,978)	(53,380)	(145,029)	(144,828)	(57,020)	(53,602)	(155,093)	(145,532)
NET REVENUE	341,552	260,369	824,090	702,060	342,150	261,505	851,992	705,410
Cost of sales	(268,556)	(204,122)	(649,860)	(558,696)	(268,722)	(204,698)	(672,967)	(560,778)
GROSS PROFIT	72,996	56,247	174,230	143,364	73,428	56,807	179,025	144,632
Operating expenses (income)	(23,497)	(26,949)	(63,623)	(60,609)	(23,573)	(27,441)	(67,459)	(61,738)
Selling expenses	(19,310)	(17,521)	(45,592)	(44,996)	(18,919)	(17,679)	(46,630)	(45,659)
General and administrative expenses	(6,588)	(4,730)	(17,774)	(14,133)	(7,247)	(4,903)	(18,302)	(14,662)
Financial	895	(2,190)	(4,892)	(3,849)	2,302	(2,041)	(3,914)	(4,172)
Financial income	2,361	2,250	3,463	1,284	3,648	2,380	4,078	1,715
Financial expenses	(1,466)	(4,440)	(8,355)	(5,133)	(1,346)	(4,421)	(7,992)	(5,887)
Other operating income	317	2,123	1,418	7,696	317		1,418	7,696
Other operating expenses	(26)	(4,941)	(31)	(4,941)	(26)	(2,818)	(31)	(4,941)
Equity in subsidiary	1,215	310	3,248	(386)				
INCOME FROM OPERATIONS	49,499	29,298	110,607	82,755	49,855	29,366	111,566	82,894
Nonoperating income	106		106	65	106		106	65
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	49,605	29,298	110,713	82,820	49,961	29,366	111,672	82,959
Income and social contribution taxes	(16,770)	(12,129)	(36,796)	(31,108)	(17,126)	(12,197)	(37,755)	(31,247)
Deferred income tax	(284)		(403)		(284)		(403)	
NET INCOME	32,551	17,169	73,514	51,712	32,551	17,169	73,514	51,712
EARNINGS PER SHARE	0.53	0.28	1.20	0.84	0.53	0.28	1.20	0.84

1. OPERATIONS

Politeno Indústria e Comércio S.A. (the "Company") is engaged in the manufacturing, processing and sale, directly or through representation and consignment, and export, import and transportation of polyethylene and related products, and investment in other companies. The principal raw material is ethene, which is supplied by Braskem S.A.

The Company operates in an integrated manner with its subsidiaries and has also an ownership interest in Nordeste Química S.A.—Norquisa.

Subsidiaries:

Politeno Empreendimentos Ltda.

Manufacturing projects, sale of petrochemical products and investments in other companies.

Santeno Irrigação do Nordeste Ltda. (indirect subsidiary, through Politeno Empreendimentos Ltda.)

Manufacturing, sale, export and import of plastic products related to agricultural irrigation.

Other investments:

Nordeste Química S.A. - NORQUISA

Investment in chemical and petrochemical companies. Its main investment is BRASKEM S.A. (see note 10).

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The consolidate interim financial statements have been prepared in accordance with Brazilian accounting practices and supplementary standards from the Brazilian Securities Commission (CVM).

The accompanying interim consolidated financial statements have been prepared based on principles, practices and criteria consistent with those adopted for the financial statements for the last fiscal year and should be analyzed together with those statements.

The presentation of these consolidated accompanying interim financial statements is to fulfill the requirements of the parent company Suzano Petroquímica S.A. in their process for Public Offering of Preferred Shares.

3. CONSOLIDATION PROCEDURES

The consolidated financial statements were prepared in accordance with the standards established by Instruction n° 247, dated March 27, 1996, by the Brazilian Securities Commission – CVM and

include Politeno Indústria e Comércio S.A. and its direct or indirect subsidiaries which were consolidated as follow:

	Sep/04		Sep/03	
	Subsidiaries		Subsidiaries	
	Direct	Indirect	Direct	Indirect
Politeno Empreendimentos Ltda.	99,99%		99,99%	
Santeno Irrigação do Nordeste Ltda.		99,99%		99,99%
Politeno Internacional S.A.(*)			100.00%	

(*) A company merged into Politeno S.A. in April, 2004 (see note 10).

Description of the main consolidation procedures:

a) Elimination of assets and liabilities between consolidating companies;

b) Elimination of participation in the capital, reserves and retained earnings of the consolidated subsidiaries;

c) Elimination of revenues and expenses from intercompany transactions; and

d) Segregation of the participation of minority stockholders of consolidated subsidiaries in the financial statements.

4. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated	
	09/30/04	06/30/04	09/30/04	06/30/04
Trade accounts receivable	254,681	222,571	255,954	226,074
Discounted exchange bills	(17,996)	(11,040)	(17,996)	(11,040)
Allowance for doubtful accounts	(14,898)	(14,060)	(15,391)	(14,060)
Total	221,787	197,471	222,567	200,470
Current assets	(212,834)	(187,571)	(213,614)	(190,570)
Long-term assets	8,953	9,900	8,953	9,900

As of September 30, 2004, the Company has receivables amounting to R$22,394 (R$18,165 as of June 30, 2004) from customers located in Argentina. Of this amount, R$12,632 have been settled and the collection is pending of record in accounts receivable due to a bank strike, resulting in a balance of R$9,762. Of the remaining balance, R$5,333 refers to the past due amounts, which have been renegotiated with the customer Poliamerican, and have been paid as agreed. For past due amounts, R$2,859 are guaranteed.

As of September 30, 2004, the Company has outstanding vendor operations amounting to R$16,754 (R$8,352 as of June 30, 2004), recorded as a reduction of receivable balances. In these operations, financial institutions finance the customers' purchases of the Company's products, with guarantees provided by the Company.

The allowance for doubtful accounts is based on an analysis made by Management that takes into account the economic situation of the country, specific portfolio risks, past experience, and negotiations in progress.

5. INVENTORIES

	Company		Consolidated	
	09/30/04	06/30/04	09/30/04	06/30/04
Finished products	26,321	18,684	26,476	18,807
Work in process	2,010	1,534	2,064	1,587
Raw materials, supplies and packaging	11,947	10,992	11,987	11,047
Spare parts	13,206	12,390	13,206	12,390
Imports in transit	4,196	4,454	4,196	4,454
Products for resale	414	1,905	573	2,096
Total	58,094	49,959	58,502	50,381

6. RECOVERABLE TAXES

	Company		Consolidated	
	09/30/04	06/30/04	09/30/04	06/30/04
Recoverable income tax	823	850	834	940
Monetary restatement of IPI (Federal VAT) (Note 18. f)	7,002	6,960	7,002	6,960
ICMS (State VAT)	114,355	97,444	114,617	97,720
Provision for adjustment of ICMS balance to recoverable value	(4,941)	(4,941)	(4,941)	(4,941)
Other	7,338	7,354	7,350	7,409
Total	124,557	107,667	124,682	108,088
Current assets	(9,476)	(9,261)	(9,760)	(9,682)
Long-term assets	115,101	98,406	115,102	98,406

Recoverable ICMS - Company

The Company's Management is making efforts to realize these credits, and is adopting measures in order to reduce the flow of future credits. To date, the following actions have been performed:

In 2003, management decided to sell part of the tax credits, up to the amount of R$38,000. Immediately thereafter, it recognized a provision for adjustment to realization value, amounting to R$4,941, whose balance remains as of September 30, 2004.

On August 30, 2004, a sale agreement was signed replacing the agreement previously signed by the parties. However, for conclusion of this negotiation, approval of the transfer of the aforementioned credit is being discussed with the State Tax Agency.

For realization of the remaining credit balance amounting to R$76,355, efforts are being made with the State Tax Agency for identification of alternatives and obtain authorization for the use of these credits for raw material purchases, for the extension of the ICMS deferral established in the Bahiaplast program, and the importation of naphtha.

7. RELATED-PARTY TRANSACTIONS

The Company's transactions with related parties are summarized as follows:

	Company Long Term Liabilities	Company and Consolidated
	Loans	Suppliers
BRASKEM S.A.		17,587
Politeno Empreendimentos Ltda.	13,415	
Balances as of September, 30, 2004	13,415	17,587
Balances as of June, 30, 2004	12,924	11,511

	Company and Consolidated		Company			
	Purchase		Financial Expenses		Financial Income	
	September	June	September	June	September	June
BRASKEM S.A.	603,211	312,823				
Politeno Empreendimentos Ltda.			681	190	41	41
For periods ended 2004	603,211	312,823	681	190	41	41
For periods ended 2003	479,377	327,626			38	25

The transactions (product purchases and other) with related parties are carried out under usual market conditions.

The loans are formalized by loan agreements at interest equivalent to 100% of CDI (interbank deposit rate), and mature in February 2006.

8. PROPERTIES RECEIVED IN SETTLEMENT OF DEBT

Refers to the value of assets received in settlement of debt arising from renegotiation of past-due accounts receivable, less a provision for realization.

9. DEFERRED INCOME TAX - COMPANY

In accordance with CVM Instruction 371 of June 27, 2002, the Company has recorded a deferred income tax asset of R$850 as of September 30, 2004 (R$1,134 as of June 30, 2004).

The Company's Management expects to realize all these tax credits after the exemption period.

10. INVESTMENTS

	Company		Consolidated	
	09/30/04	06/30/04	09/30/04	06/30/04
Subsidiary	9,116	7,901		
Other	53,708	53,707	53,720	53,718
Total	62,824	61,608	53,720	53,718

	Politeno Empreendimentos Ltda.	
	09/30/04	06/30/04
Subsidiary's position		
Balance sheet – basis for equity pick-up		
Shareholders' equity	9,117	7,902
Capital	45,894	45,894
Net income	3,249	2,034

	Politeno Empreendimentos Ltda.
Investment data-	
Shares held (thousands)	24
Ownership interest	99,99%
Changes in investment:	
Balance as of June 30, 2004	7,901
Equity in subsidiary	1,215
Balance as of September 30, 2004	9,116

Other investments refer to the following ownership interest, valued at historical cost:

	Consolidated	
	09/30/04	06/30/04
Norquisa	47,868	47,868
Cetrel	2,016	2,014
Tegal	3,675	3,675
Other	161	161
Total	53,720	53,718

With the corporate restructuring at COPENE – Petroquímica do Nordeste S.A., which resulted in the establishment of BRASKEM S.A., existing conditions for a joint control of NORQUISA were eliminated. Consequently, from July 1, 2002 on, this investment has been carried at cost as of June 30, 2002, which was the date of the last valuation under the equity method.

Merger of Politeno Internacional

On December 29, 2003, the Company's Board of Directors approved the dissolution of Politeno Internacional S.A., whose net assets, which comprised bank balances amounting to R$686, were merged into the Company in April 2004.

11. PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rates (%)	Company		Consolidated	
		09/30/04	06/30/04	09/30/04	06/30/04
Land and improvements		7,826	7,826	7,826	7,826
Buildings and constructions	5.00% and 6.67%	63,837	63,837	63,837	63,837
Furniture and fixtures	10.00%	4,248	4,161	4,310	4,224
IT equipment	20.00%	7,894	7,672	7,894	7,672
Equipment and installations	6.67%	463,174	457,586	464,992	459,399
Other	10.00% to 20.0%	2,373	2,319	2,393	2,339
Constructions in progress		9,840	12,866	9,840	12,866
Subtotal		559,192	556,267	561,092	558,163
Accumulated depreciation		(426,528)	(421,946)	(428,270)	(423,685)
Total		132,664	134,321	132,822	134,478

Constructions in progress refer to improvement projects and expansion of plant capacity.

As of September 30, 2004, Company's property, plant and equipment accounts include R$4,562 (R$4,734 as of June 30), related to the appraisal write-up of fixed asset items. The corresponding revaluation reserve, recognized on November 14, 1988, has been realized against retained earnings, as subject assets are depreciated or disposed. As allowed by CVM Resolution 183/95, future income taxes on the revaluation reserve, amounting to R$1,551, were not recorded.

12. DEFERRED CHARGES

	Company and Consolidated	
	09/30/04	06/30/04
Implementation expenses	10,485	10,485
Pre-operating expenses	33,000	33,000
IT system implementation projects	18,677	18,677
Subtotal	62.162	62,162
Accumulated amortization	(58,500)	(58,255)
Total	3,662	3,907

Deferred charges have been amortized at the rate of 10% per year.

13. LOANS AND FINANCING

	Company		Consolidated	
	09/30/04	06/30/04	09/30/04	06/30/04
Foreign currency				
US dollar exchange variation and LIBOR plus 0.9% to 2.2% p.a.	12,579	8,854	22,864	20,007
US dollar exchange variation plus 1.9% to 3.09% p.a.	40,462	34,943	40,462	34,943
Local currency				
TJLP (Brazilian long-term interest rate) plus 2.5% to 3.09% p.a.	10,114	11,278	10,114	11,278
	63,155	55,075	73,440	66,228
Current portion	(49,018)	(42,203)	(49,092)	(42,256)
Long-term portion	14,137	12,872	24,348	23,972

The long-term debt by maturity is as follows:

	Company	Consolidated
	09/30/04	09/30/04
2005	907	907
2006	11,290	21,501
2007 onwards	1,940	1,940
Total	14,137	24,348

The financing is collateralized by property, plant and equipment, inventories and promissory notes.

14. INCOME TAXES

A reconciliation of reported income tax expense and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated	
	09/30/04	09/30/03	09/30/04	09/30/03
Income before income taxes	110,713	82,820	111,672	82,959
Combined statutory rate	34%	34%	34%	34%
Income taxes at statutory rate	37,642	28,158	37,968	28,206
Tax on permanent differences:				
Equity pick up in subsidiary	(1,104)	131		
Other	661	2,819	190	3,041
Income taxes in the statement of income	37,199	31,108	38,158	31,247

As a result of investments in plant modernization, the Company enjoys a 100% exemption from income tax on the operating profit from production of conventional polyethylene and linear polyethylene until calendar year 2006.

The portion related to the Income Tax Exemption is credited directly to Shareholders' Equity in the Income Tax Exemption Reserve (Capital Reserve). During the nine-month period ended September 30, 2004, the exemption amounted to R$26,943 (R$22,559 as of September 2003).

15. LONG-TERM LIABILITIES - TAXES PAYABLE

Refer to taxes challenged in court (monetary restatement of ICMS tax), covered by escrow deposits, recorded in long-term assets.

16. CAPITAL

Subscribed and paid-up capital as of September 30, 2004 and June 30, 2004 was represented by nominative shares without par value, held as follows:

	Shares (in thousands)	
	09/30/04	06/30/04
Common shares	57,640,509	57,640,509
Preferred shares		
Class "A"	1,219,078	1,219,078
Class "B"	2,409,676	2,409,676
Total	61,269,263	61,269,263

The Extraordinary Shareholders' Meeting held on April 10, 2003 approved the grouping of common shares and Class "A" preferred shares, adopting a ratio of 4.85036892.

The Extraordinary Shareholders' Meeting held on December 17, 2003 approved a capital increase by R$86,655 through capitalization of the reserve for income tax exemption and retained earnings amounting to R$19,814 and R$66,841, respectively. The same meeting also approved the establishment of a statutory reserve.

Holders of common shares and preferred shares class "A" are entitled to mandatory minimum dividends of 25% of net income for the year, adjusted in accordance with Brazilian corporate law. Preferred shares are nonvoting and are not convertible into common shares, and are entitled to priority in redemption of capital in the event of Company liquidation, as well as to a non-cumulative minimum cash dividend of 6% per year calculated on the unit value obtained by dividing the capital by the total number of shares issued.

Alternatively to the aforementioned dividend, holders of preferred shares class "A" are entitled to annual dividends per share that are 10% higher than those paid to holders of common shares, whenever the dividend calculated under this criteria is higher than the non-cumulative dividend calculated as described in the previous paragraph. If there is an excess of mandatory dividends after the payment of priority dividends, the remaining amount will be used for payment, to holders of common shares of dividends up to the limit of the priority dividends of preferred shares class "B", taking into account the rights of preferred shares class "A".

Preferred shares class "B" do not share remaining profits after the receipt of minimum dividends of 6%.

Preferred shares class "A" are entitled to participate, along with common shares, in capital increases resulting from restatement of capital and incorporation of earnings and other reserves. Preferred shares class "B" are entitled to participate, along with common shares and preferred shares class "A", only in capital increases resulting from monetary restatement of capital.

The shares subscribed and paid up with tax incentive funds are Class "B" preferred shares.

17. DIVIDENDS

The Shareholders' Meeting held on March 15, 2004 approved the payment of proposed dividends for 2003 amounting to R$33,738, computed as established in bylaws. From this amount, R$20,000 were paid in March 2004 and R$13,738 in April 2004, corresponding to R$0.572006 per thousand common shares and R$0.629206 per thousand preferred shares class "A".

On July 19, 2004, the Board of Directors approved the distribution of dividends from retained earnings, which were paid on July 30, 2004, as follows:

- Common shares: R$18,621, corresponding to R$0.323050 per thousand shares; and
- Preferred shares class "A": R$433, corresponding to R$0.355356 per thousand shares.

On August 19, 2004, the Board of Directors approved the distribution of dividends from retained earnings, which were paid on August 30, 2004, as follows:

- Common shares: R$19,397, corresponding to R$0.336515 per thousand shares; and
- Preferred shares class "A": R$451, corresponding to R$0.370166 per thousand shares.

18. CONTINGENCIES

The nature of the main lawsuits in progress is as follows:

a) Social contribution on income – Law No. 7,689/88

During 1999, the Company paid a debt related to social contribution on income for 1989 to 1998, disbursing R$22,191.

Although the Company made the aforementioned payment, it continues challenging the debt arising from social contribution on income, since tax authorities are charging a difference in the payment due to a fine that was not settled at that time, as well as a difference corresponding to a fine for late payment, for payments made through voluntary reporting. These differences resulted in a tax assessment of R$11,594 on August 7, 2001.

The Company's Management, based on the favorable opinion of its legal counsel, decided not to record any provision for the tax assessment, since no material losses are expected.

b) Full offset of tax losses

The Company filed for an injunction against the law that limits the offset of tax losses, and was granted a preliminary injunction, on the basis of which the Company, until December 31, 1996, offset tax losses above the 30% limit, in the amount of R$5,012, related to years 1995 and 1996. On September 5, 2000, the Company received an assessment by the Federal Revenue Service, amounting to R$3,697, for the offset of tax losses above the 30% limit and also due to excess of contributions and donation expenses in calendar year 1995.

The Company amended the tax returns for the years questioned and recorded a provision of R$2,346. Subsequently, the Company offset the amount payable against its tax credits. The difference between the assessment amount and the accrued amount is due to the fact that tax authorities had used the original tax returns (non amended) and to the existence of differences in the calculation of the amounts.

On December 11, 2002, the Federal Supreme Court recognized partially the right to offset tax losses above the 30% limit mentioned in the aforementioned lawsuit. The records of the

process are currently in the Federal Supreme Court in Brasilia for judgment of the request for resolution of conflict in decision, untimely filed by the Federal Government.

The Company's Management, based on the opinion of its legal counsel, decided not to record any provision for this matter, since no material losses are expected.

c) ICMS (State VAT) assessments

The Company is defending against certain assessments issued by the Tax Agencies of the States of Bahia and Minas Gerais, which allege non-payment and undue credit of ICMS on certain commercial operations. These tax contingencies amount to R$50,129 (R$37,871 as of June 30, 2004), including interest and fine. The Company's Management, based on the opinion of its legal counsel, decided not to record any provision for the aforementioned assessments since no material losses are expected.

d) Offset of Social Contribution Tax Loss Carryforwards

Supported by a preliminary injunction, the merged subsidiary Politeno Linear Indústria e Comércio S.A. offset tax losses for social contribution purposes without observing the restriction established by Law No. 8,981/95. On November 23, 2000, the preliminary injunction was revoked.

Subsequently, the Company received an assessment of R$2,511 from the Federal Revenue Service for differences in the calculations and the full offsetting of prior years' tax losses, regardless of 30% limit.

The Company opted to pay the amounts stated in the administrative proceeding. The amount effectively paid to the government, related to fiscal year 1995, was R$2,024. The Company presently awaits the cancellation of both the administrative proceeding and the tax assessment.

For 1996 and 1997, the Company also calculated and paid the Social Contribution on Income (R$1,809 and R$636, respectively), including interest and charges, but without fines.

The voluntary reporting was filed on December 29, 2000, requiring the approval for payments made on December 28, 2000 related to 1996 and 1997 amounts, and remains pending approval.

e) PIS-Deduction

The Federal Revenue Service issued a tax assessment notice to the Company amounting to R$3,720, to charge the so-called PIS-Deduction (PIS tax on revenues deducted from corporate income tax) for the period from 1991 to 1996. The Company filed an administrative defense, but the assessment was upheld, and the Company filed a special appeal, which was denied.

The Company's Management, supported by the opinion of its legal counsel, which understands that chances of unfavorable outcome are remote, will initiate a judicial measure to discuss the merits of the case, and recorded no provision.

f) Monetary restatement of IPI (Federal VAT)

The Company obtained an Ordinary Restraining Order to ensure the right to make the IPI payment in the legally defined payment period, which is 45 days after the taxable event, without the monetary restatement established by Law No. 7799/89. The action was ruled groundless by the Federal Regional Court and presently the Company awaits the conversion of the escrow deposits into income by the Federal Revenue Service.

Due to the lack of an official communication regarding this matter, the Company's Management transferred the escrow deposit and the provision, amounting to R$6,960, to current assets and current liabilities, under the captions for escrow deposits and taxes payable.

g) Clause 4 of Collective Labor Agreement

The Company and subsidiaries, together with several other companies of the Camaçari Petrochemical Complex, are involved in a lawsuit that discusses the validity of a Collective Labor Agreement (the so-called "Clause 4"). This agreement established that salaries would be readjusted based on 90% of the Consumer Price Index (IPC) on a monthly basis.

The Federal Supreme Court concluded the judgment of the request for amendment of decision filed by the workers' union in the proceeding, and determined that a collective labor agreement does not prevail over a salary policy law.

The lawyers representing the companies, based on existing jurisprudence and on theses contained in a report issued by jurists, are confident in a favorable outcome. Consequently, the Company made no changes in the adopted accounting and corporate procedures, that is, it has not record any provision for possible loss.

19. FINANCIAL INSTRUMENTS

The book values of financial instruments of the Company and subsidiaries as of September 30, 2004 and June 30, 2004 approximate their fair values and are properly recorded. The effects of gains and losses are included in income as they are earned and incurred. The criteria, assumptions and limitations for fair value calculation are as follows:

Credit Risk

This risk arises from the possibility that the Company and subsidiaries may incur losses due to the difficulty in collecting amounts billed to customers. To reduce this type of risk and improve management of default risk, the Company and the subsidiaries have monitored trade accounts receivable (see note 3).

Currency Risk

This risk arises from the possibility that the Company and subsidiaries may incur losses due to foreign exchange rate fluctuations affecting the balances of loans denominated in foreign currencies.

The sales of the Company and subsidiaries to foreign markets represent 8.9% of total sales for January to September. These transactions are denominated in U.S. dollars, and can bring gains or losses in local currency because of exchange rate changes.

The balances of accounts receivable from foreign customers, and of loans and financing, are as follows:

	Company		Consolidated	
	09/30/04	06/30/04	09/30/04	06/30/04
Foreign customers	33,343	28,874	33,343	28,874
Discounted exchange bills	(17,996)	(11,040)	(17,996)	(11,040)
Trade accounts payable	(9,935)	(7,413)	(9,935)	(7,413)
Loans and financing	(53,041)	(43,797)	(63,326)	(54,950)
Total	(47,629)	(14,923)	(57,194)	(44,528)

Fair value of financial instruments

To determine the estimated fair value of financial instruments, available information and proper valuation methodologies were used. The estimates do not necessarily indicate that these instruments may be traded in the market at different rates. The use of market data and/or valuation methodologies may have a significant effect on the estimated fair value. The Company and subsidiaries have a policy of avoiding exposure to market risks, and avoids assuming positions exposed to fluctuations and only operates with instruments allowing control of these risks.

20. PENSION PLAN

The Company sponsor a pension plan for their employees. The plan is managed by PREVINOR – Associação de Previdência Privada. Previnor is principally engaged in providing supplementation to the benefits provided by the official Social Security system to the sponsors' employees and directors (and their dependents). To achieve these objectives, Previnor receives monthly contributions from the sponsoring companies and their contributing beneficiaries, actuarially calculated based on employees' monthly salaries. During the period ended September 30, 2004, Politeno's contributions amounted to R$991 (R$791 in 2003).

Until 1997, in accordance with Previnor statute, the Company was required to provide additional funds to cover possible insufficiencies in technical reserves, calculated actuarially. According to the "Regulation of the New Pension Plan", the Company keeps the same obligations of the former defined-benefit plan for remaining participants and certain active employees (137 employees). In the new defined-contribution plan (233 employees), this obligation does not exist.

The pension plan sponsored by the companies was actuarially valued on November 30, 2003. The main actuarial assumptions used (expressed as weighted averages) are as follows:

Discount rate as of November 30, 2003	6%
Expected rate of return on plan assets	6%
Future salary increases	1%
Future benefit increases	0%
Employees opting for early retirement	0%
Annual increase of benefit costs	0%
Future changes of government's health benefits	0%

The unaudited fair value of plan assets of R$37,877 was calculated based on the market parameters existing on November 30, 2003, or, when applicable, on the projected future benefits arising from use of the assets, discounted to present value.

Based on the report of the independent actuary, dated January 6, 2004, net actuarial assets of R$2,248 were determined, under the Projected Unit Credit Method, as shown below:

Actuarial assets	
Present value of actuarial liability	(34,403)
Fair value of plan assets	37,877
Subtotal	3,474
Other expenses	(1,226)
Total actuarial assets	2,248

Since the defined-contribution plan does not establish that actuarial assets may be used to reduce future contributions of the sponsors or may be reimbursed, the Company did not record these assets.

21. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements, management's report on performance and these explanatory notes reflect a compilation and translation into the English language of the quarterly financial statements as of and for the periods ended September 30, 2004. They are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

Comments on the Company's Performance
(Amounts in thousands of Brazilians reais – R$, unless otherwise indicated)

1 – PRODUCTION

The Company produced 93,193 tons of polyethylenes and ethylene-vinyl acetate (EVA) copolymers from July to September 2004, 4% more than the 89,394 tons produced in the same period of the prior year. The production increase resulted from a larger availability of ethene in relation to the prior year.


QUARTERLY EVOLUTION OF PRODUCTION
tons
200.000
180.000
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
-
74.363
78.823
89.394
242.580
60.139
86.373
93.193
239.705
Q1/03
Q2/03
Q3/03
Jan-Sep/03
Q1/04
Q2/04
Q3/04
Jan-Sep/04

2 – SALES

Domestic sales reached 80,160 tons, just 7% less than the 86,380 tons sold in the same period of the prior year, recovering the low performance of the first quarter of this year. Due to the unavailability of products for sale to foreign market, exports decreased in relation to the same period of the prior year, with sales of 12,355 tons from July to September 2004, 19% less than the 15,230 ton sold in the third quarter of 2003.


QUARTERLY EVOLUTION OF SALES
tons
200.000
180.000
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
-
72.555
7.393
54.330
11.010
86.380
15.230
213.266
33.633
63.242
4.787
79.164
9.900
80.160
12.355
222.565
27.042
Q1/03
Q2/03
Q3/03
Jan-Sep/03
Q1/04
Q2/04
Q3/04
Jan-Sep/04
Nacional Market
Foreign Market

Overall, sales for the quarter reached 92,515 tons of resins, 9% less than the 101,610 tons sold from July to September 2003.

3 – NET INCOME

The increase in profitability per ton led to earning the net income of R$32,551 for the period from July to September 2004, an amount 90% greater than the net income of R$17,169 for the same period in 2003. Despite of the 9% reduction is sales in relation to the same period of the prior year this profitability is results mainly from the Company's actions in prioritizing sales of special products, which have better margins, along with the improvement in export margins, which permitted more favorable unit contribution margin per ton than in the period from July to September of 2003. In addition, higher sale prices were charged in order to minimize the effect of the rise in international oil prices, which resulted in a significant increase in ethene prices, the main raw material in the production of polyethylene.



QUARTERLY EVOLUTION OF NET INCOME
R$ 000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
-
22.074
12.469
17.169
51.712
18.525
22.438
32.551
73.514
Q1/03
Q2/03
Q3/03
Jan-Sep/03
Q1/04
Q2/04
Q3/04
Jan-Sep/04

4 – INDICATORS

We present below the comparisons of major indicators:

INDICATORS	2000	2001	2002	2003	9M04
EBITDA (R$ million)	133.31	107.74	101.38	127.82	126.80
EBITDA/Net Income (%)	22.41	16.59	14.03	13.60	15.39
ROE (%)	19.66	12.39	10.51	15.25	14.84

5 – BREAKDOWN OF FINANCIAL RESULTS

	1Q03	2Q03	3Q03	9M03	1Q04	2Q04	3Q04	9M04
Exchange gains	(1,842)	(4,309)	452	(5,699)	(57)	1,308	(3,133)	(1,882)
Financial income	2,666	2,519	1,798	6,983	2,653	1,025	1,667	5,345
Exchange losses	1,136	4,210	(421)	4,925	(164)	(3,653)	6,015	2,198
Financial expenses	(3,755)	(2,284)	(4,019)	(10,058)	(3,071)	(3,828)	(3,654)	(10,553)
Net financial income (loss)	(1,795)	136	(2,190)	(3,849)	(639)	(5,148)	895	(4,892)

Comments on the Consolidated's Performance

During the third quarter of 2004, unit sales reached 92.5 thousand tons, a reduction of 9% in relation to the third quarter of 2003, while production increased by 4.3%. This is explained by the transfer of sales from the second to the third quarter in 2003. During the third quarter of 2004, the average use of production capacity reached approximately 97%. From January to September 2004, unit sales increased by 1.1%. During this period, production capacity was used at 90%, due to the shutdown for maintenance that occurred during the first quarter of 2004.

During the third quarter of 2004, gross margin was of 21.4%, comparable to gross margin for the same semester of the prior year. Despite the reduction in unit sales during the period, the higher prices realized permitted the maintenance of the gross margin. During the first nine months of 2004, the gross margin reached 21.1%, presenting a small increase of 0.6% in relation to the same period in 2003.

Net income reached R$32.6 million, representing an increase of 89.5% in relation to net income of the same period of the prior year. During the first nine months of 2004, net income reached R$73.5 million, representing an increase of 42.2% in relation to 2003.

For the third quarter of 2004, net operational income reached R$342 million, representing an increase of 31% in relation to the same period in 2003.

During the first nine months of 2004, net operational income reached R$852 million, representing an increase of 21% in relation to the same period in 2003.

During the third quarter of 2004, cost of sales reached R$268.7 million, representing an increase of 31.3% in relation to the same period in 2003. This resulted mainly from the significant increase of raw-materials costs, caused by the high international prices of petroleum and petrochemical naphtha during 2004.

Petroflex Indústria e Comércio S.A.

Financial statements December 31, 2003 and 2002

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Petroflex Indústria e Comércio S.A.
Publicly held company

Financial statements

December 31, 2003 and 2002

Contents

Independent auditors' report

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting practices adopted in Brazil)

The Board of Directors and Shareholders
Petroflex Indústria e Comércio S.A.
Duque de Caxias - RJ

We have examined the balance sheets of Petroflex Indústria e Comércio S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and the accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by the management of the Company and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

As mentioned in Note 19, in 2001 Petroflex booked directly in the shareholders' equity, as "prior year adjustments", the actuarial deficit in Fundação Petrobras de Seguridade Social — PETROS in the amount of R$23,793 thousand, as calculated by independent actuaries in accordance with Deliberation nr. 371 of the Brazilian Securities and Exchange Commission. At December 31, 2002, the fair value of the plan's assets and the amount of the actuarial deficit were assessed based on the trial balance of PETROS as of October 31, 2002, reviewed by other independent auditors, and on the actuarial information, described in Note 19. Our opinion insofar as it relates to the adequacy of the amount recorded by Petroflex is based on the reports of those independent auditors and actuaries, which have been furnished to us.

In our opinion, based on our examinations and, as it relates to the year 2002, on the reports of the other independent auditors and actuaries, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of Petroflex Indústria e Comércio S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 14, 2004

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

Petroflex Indústria e Comércio S.A.

Balance sheets
December 31, 2003 and 2002
(In thousands of reais)

Assets	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Current assets				
Cash and banks	4,168	5,949	4,168	12,508
Marketable securities	164,334	58,986	178,660	77,369
Accounts receivable	149,821	151,093	141,521	126,011
Inventories	94,090	92,423	102,977	101,200
Taxes recoverable	23,587	10,902	23,587	10,902
Deferred income and social contribution taxes	7,455	-	7,455	-
Prepaid expenses	2,965	3,593	2,965	3,593
Other assets	3,952	3,008	3,818	3,229
	450,372	325,954	465,151	334,812
Non-current assets				
Fund of credit rights - Petroflex	9,000	-	9,000	-
Related parties - loans	78,008	95,399	-	-
Taxes recoverable	2,677	2,565	2,677	2,565
Deferred income and social contribution taxes	17,920	-	17,920	-
Judicial deposits	2,219	1,063	2,219	1,063
Other amounts	315	300	315	300
	110,139	99,327	32,131	3,928
Permanent assets				
Investments:				
Subsidiaries	17,235	11,223	-	-
Other investments	4,225	4,316	4,225	4,316
Property, plant and equipment	328,157	299,682	328,157	299,682
	349,617	315,221	332,382	303,998
	910,128	740,502	829,664	642,738

Liabilities	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Current liabilities				
Suppliers of material and services	62,922	67,148	62,922	67,148
Loans and financing	186,988	103,221	186,988	103,221
Debentures	21,752	23,606	21,752	23,606
Swap operation - debentures	7,458	-	7,458	-
Related parties - suppliers	18,099	29,190	18,099	29,190
Related parties - loans, guarantees and surety bonds	3,624	4,418	47	45
Taxes payable	15,122	16,058	15,122	16,418
Proposed dividends	3,547	-	3,547	-
Profit sharing by employees/directors	4,970	4,104	4,970	4,104
FIDC - Petroflex	6,307	-	6,307	-
Other current liabilities	6,155	6,158	7,083	8,575
	336,944	253,903	334,295	252,307
Non-current liabilities				
Loans and financing	63,441	52,579	63,441	52,579
Debentures	-	26,498	-	26,498
Related parties - loans, guarantees and surety bonds	78,008	95,399	-	-
Taxes payable	186,615	125,515	186,615	125,515
Deferred income and social contribution taxes	7,741	8,619	7,741	8,619
Provision for contingencies	8,549	8,487	8,549	8,487
Provision for actuarial deficit - PETROS	23,876	24,405	23,876	24,405
	368,230	341,502	290,222	246,103
Shareholders' equity				
Capital	148,854	148,854	148,854	148,854
Capital reserves	9,840	6,777	9,840	6,777
Profit reserves	10,891	-	10,891	-
Revaluation reserves	35,369	35,771	35,369	35,771
Accumulated losses	-	(46,305)	193	(47,074)
	204,954	145,097	205,147	144,328
	910,128	740,502	829,664	642,738

See the accompanying notes to the financial statements.

Petroflex Indústria e Comércio S.A.

Statements of income
Years ended December 31, 2003 and 2002
(In thousands of reais, except for income per share)

	Parent company		Consolidated	
	2003	2002	2003	2002
Revenue from products sold and services rendered	1,262,318	940,681	1,275,218	945,892
Deductions:				
Sales taxes	(183,390)	(138,518)	(183,389)	(138,518)
Net revenue	1,078,928	802,163	1,091,829	807,374
Cost of products sold and services rendered	(947,720)	(644,382)	(947,575)	(645,151)
Gross profit	131,208	157,781	144,254	162,223
Operating income (expenses)				
Selling expenses	(39,960)	(30,780)	(42,870)	(33,949)
Administrative and general expenses	(30,194)	(24,286)	(30,238)	(24,688)
Management fees	(3,190)	(2,590)	(3,190)	(2,590)
Profit sharing by employees and directors	(4,970)	(4,104)	(4,970)	(4,104)
Financial income	19,747	25,170	12,441	15,062
Financial expenses	(62,281)	(60,514)	(54,777)	(50,848)
Net exchange variation	5,835	(28,371)	2,165	(24,933)
Equity in income of subsidiaries	6,012	4,644	-	-
Other operating income	29,028	10,726	28,613	10,734
	(79,973)	(110,105)	(92,826)	(115,316)
Operating income	51,235	47,676	51,428	46,907
Non-operating income	1,582	64	1,582	64
Net income before income and social contribution taxes and profit sharing	52,817	47,740	53,010	46,971
Income tax				
Current	(13,429)	(12,748)	(13,429)	(12,748)
Deferred	17,382	-	17,382	-
Social contribution				
Current	(4,424)	(4,558)	(4,424)	(4,558)
Deferred	7,995	-	7,995	-
Net income for the year	60,341	30,434	60,534	29,665
Net income per share	0.086	0.043		
Number of shares at year end	703,795,493	703,795,493		

See the accompanying notes to the financial statements.

Petroflex Indústria e Comerçio S.A.

Statements of change in shareholders' equity
Years ended December 31, 2003 and 2002
(In thousands of reais)

		Capital reserves		Profit reserves				
	Capital	Tax incentives	Future capital increase	Legal	Retention of profits	Revaluation reserve	Accumulated losses	Total
Balances at December 31, 2001	148,854	2,003	3,988	-	-	23,420	(77,025)	101,240
Tax incentive	-	786	-	-	-	-	-	786
Revaluation reserve 2002	-	-	-	-	-	12,637	-	12,637
Realization of revaluation reserve 2002	-	-	-	-	-	(286)	286	-
Net income for the year	-	-	-	-	-	-	30,434	30,434
Balances at December 31, 2002	148,854	2,789	3,988	-	-	35,771	(46,305)	145,097
Tax incentive	-	3,063	-	-	-	-	-	3,063
Realization of revaluation reserve 2002	-	-	-	-	-	(402)	402	-
Net income for the year	-	-	-	-	-	-	60,341	60,341
Proposed distribution:								
Legal reserve	-	-	-	702	-	-	(702)	-
Profit reserve for expansion	-	-	-	-	10,189	-	(10,189)	-
Proposed dividends	-	-	-	-	-	-	(3,547)	(3,547)
Balances at December 31, 2003	148,854	5,852	3,988	702	10,189	35,369	-	204,954

See the accompanying notes to the financial statements.

Petroflex Indústria e Comerçio S.A.

Statements of change in financial position
Years ended December 31, 2003 and 2002
(In thousands of reais)

	Parent company		Consolidated	
	2003	2002	2003	2002
Sources of funds				
Net income for the year	60,341	30,434	60,534	29,665
Items which do not affect working capital:				
Depreciation and amortization	15,754	14,869	15,754	14,869
Net monetary restatement	(9,904)	16,645	(9,134)	16,670
Residual value of permanent assets written off	746	569	746	569
Tax incentive	3,063	786	3,063	786
Provision for valuation of investments	91	81	91	81
Equity in income of subsidiaries	(6,012)	(4,644)	-	-
Provision for contingencies - long-term	-	64,256	-	64,256
Funds arising from operations	64,079	122,996	71,054	126,896
Loans and financing	121,378	23,221	121,378	23,221
Provision for actuarial deficit - PETROS	-	611	-	611
Provisions for contingencies	985	-	985	-
Increase in other non-current liabilities	62,381	454	62,381	454
Decrease in non-current assets	501	11,439	501	11,439
From third parties	185,245	35,725	185,245	35,725
	249,324	158,721	256,299	162,621
Applications of funds				
Transfer of loans and financing to current liabilities	109,426	71,758	109,426	71,758
Transfer of debentures to current liabilities	26,676	30,000	26,676	30,000
Increase in non-current assets	19,704	4,981	19,704	4,981
Additions to property, plant and equipment	44,975	21,251	44,975	21,251
Write-offs of provisions for contingencies	923	-	924	-
Reversal of provision for actuarial deficit - PETROS	529	-	529	-
Proposed dividends	3,547	-	3,547	-
Transfer of other non-current liabilities to current liabilities	2,167	5,114	2,167	5,114
	207,947	133,104	207,948	133,104
Increase in net working capital	41,377	25,617	48,351	29,517
Changes in net working capital				
Current assets	124,418	117,330	130,339	121,594
Current liabilities	83,041	91,713	81,988	92,077
Increase in working capital	41,377	25,617	48,351	29,517

See the accompanying notes to the financial statements.

Petroflex Indústria e Comércio S.A.

Statements of cash flows

Years ended December 31, 2003 and 2002

(In thousands of reais)

	Parent company		Consolidated	
	2003	2002	2003	2002
Cash flows from operating activities				
Net income for the year	60,341	30,434	60,534	29,665
Adjustments to reconcile the income to the cash generated by the operating activities:				
Depreciation and amortization	15,754	14,869	15,754	14,869
Residual value of permanent assets written off	-	(25)	-	(25)
Provision for devaluation of investments	91	81	91	81
Net financial income	36,697	63,715	40,165	60,719
Equity in income of subsidiaries	(6,012)	(4,644)	-	-
Other	4,523	17,927	2,413	19,426
Changes in current assets and liabilities:				
(Increase) decrease in accounts receivable	(6,166)	(24,661)	(19,272)	(27,062)
(Increase) decrease in inventories	(1,667)	(27,841)	(1,777)	(26,778)
Increase (decrease) in suppliers	(12,518)	50,171	(12,521)	50,233
Increase in taxes payable	58,349	74,021	57,990	73,741
Increase in other assets	(48,653)	(22,359)	(48,308)	(22,185)
Increase (decrease) in other liabilities	4,108	3,473	2,626	5,203
Funds arising from operating activities	104,847	175,161	97,695	177,887
Cash flows from investing activities				
Additions to property, plant and equipment	(44,974)	(20,845)	(44,974)	(20,845)
Rental of property	134	128	134	128
Disposal of fixed assets	98	225	98	225
Net cash used in investing activities	(44,742)	(20,492)	(44,742)	(20,492)
Cash flows from financing activities				
Borrowings	210,513	71,693	210,513	71,693
Payment of loans/debentures	(152,364)	(215,265)	(152,367)	(214,050)
Interest received from marketable securities	9,299	12,444	9,299	16,513
Proposed dividends	3,547	-	3,547	-
Financial income (expenses) - others	(2,112)	(6,346)	(5,573)	-
Interest paid on judicial processes	(25,421)	(2,094)	(25,421)	(2,094)
Net cash used in financing activities	43,462	(139,568)	39,998	(127,938)
Increase (decrease) in cash and cash equivalents				
At the beginning of the year	64,935	49,834	89,877	60,420
At the end of the year	168,502	64,935	182,828	89,877
Increase (decrease) in cash and cash equivalents	103,567	15,101	92,951	29,457

See the accompanying notes to the financial statements.

Petroflex Indústria e Comércio S.A.

Statements of value added
Years ended December 31, 2003 and 2002
(In thousands of reais)

	Parent company				Consolidado			
	2003	%	2002	%	2003	%	2002	%
Revenues								
Sale of goods, products and services	1,262,318	97.66	940,681	99.99	1,275,218	97.68	945,892	99.99
Provision for doubtful accounts	(36)	-	-	-	(36)	-	-	-
Recovery of taxes	25,848	2.00	-	-	25,848	1.98	-	-
Others	4,481	0.34	117	0.01	4,481	0.34	117	0.01
	1,292,611	100.00	940,798	100.00	1,305,511	100.00	946,009	100.00
Materials and services acquired from third parties (includes value-added taxes - ICMS and excise tax - IPI)								
Raw materials consumed	(990,955)	(76.66)	(648,547)	(68.94)	(990,810)	(75.89)	(649,316)	(68.64)
Materials, energy, third party services and others	(94,155)	(7.28)	(79,784)	(8.48)	(97,109)	(7.44)	(83,355)	(8.81)
	(1,085,110)	(83.94)	(728,331)	(77.42)	(1,087,919)	(83.33)	(732,671)	(77.45)
Gross value added	207,501	16.06	212,467	22.58	217,592	16.67	213,338	22.55
Retentions								
Depreciation and amortization	(15,754)	(1.22)	(14,869)	(1.58)	(15,754)	(1.21)	(14,869)	(1.57)
Net value added produced by the Company	191,747	14.84	197,598	21.00	201,838	15.46	198,469	20.98
Value added received in transfer								
Equity in income of subsidiaries	6,012	0.47	4,644	0.49	-	-	-	-
Financial income	50,810	3.93	97,033	10.32	41,043	3.14	57,615	6.09
Other	-	-	1,154	0.12	-	-	1,107	0.12
	56,822	4.40	102,831	10.93	41,043	3.14	58,722	6.21
Value added to be distributed	248,569	19.24	300,429	31.93	242,881	18.61	257,191	27.19
Distribution of value added								
Personnel and related charges	54,989	22.12	48,458	16.13	54,989	22.64	48,458	18.84
Taxes and contributions	43,808	17.62	59,148	19.69	43,808	18.04	59,148	23.00
Interest and rents	89,431	35.98	162,389	54.05	83,550	34.40	119,920	46.63
Net income for the year	60,341	24.28	30,434	10.13	60,534	24.92	29,665	11.53
	248,569	100.00	300,429	100.00	242,881	100.00	257,191	100.00

See the accompanying notes to the financial statements.

1 Operations

Petroflex Indústria e Comércio S.A. is a publicly traded company, whose corporate objective is the production of elastomer and other petrochemicals, the marketing of its own and third party products, including imports and exports, the provision of technical and administrative services and investment in other companies.

2 Presentation of the financial statements

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission. The Notes to the financial statements are presented in thousands of Reais, unless stated otherwise in each note.

Description of the main accounting practices

a. Results

Revenues and expenses are recorded on an accrual basis.

Revenue from the sale of goods is recognized in the income statement when the risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties on its realization.

b. Accounting estimates

The accounting estimates were established on objective and subjective factors, based on Management's opinion of the appropriate amount to be recorded in the financial statements. The Company reviews the estimates and assumptions at least once a year.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement. The foreign operations, their non-monetary assets and liabilities, which are presented at their historical costs, were translated into reais at the foreign exchange rate ruling at the balance sheet date.

d. Derivative Financial Instruments

The use of derivative financial instruments, such as swaps, buying and selling of option contracts and forward exchange contracts as hedge, aims at decreasing the risks in operations, financings and investments in foreign currency. In conformity with its treasury polities, the only financial hedge instruments used by the Company are the holding in portfolio of invoices issued in dollars for clients abroad, swap operations for the exposure in foreign currency of the debentures of the first issue (third series).

e. Current and long-term assets

- **Marketable securities**

Marketable securities are recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value. They are basically represented by financial investment funds.

- **Provision for doubtful accounts**

Recorded at an amount considered adequate to cover any losses arising on collection of accounts receivable.

- **Advances on foreign exchange contracts and accounts receivable - vendor**

Stated at cost plus the exchange-rate variation up to the balance sheet date, when applicable.

- **Inventories**

Inventories are stated at the lower of average cost of purchase or production or market value.

The cost of inventories is based on the principles of average cost and includes costs of acquisition, transport and storage of the inventories. For finished goods and work in progress, the cost includes part of the general manufacturing expenses based on normal operating capacity.

- **Other current and non-current assets**

Stated at net realizable value.

f. Permanent assets

- **Investments**

Investments in subsidiaries were valued using the equity method. Other investments are stated at the monetary restated cost of acquisition net of provisions for devaluation, when applicable.

- **Property, plant and equipment**

The Company adopted, retroactively to January 2002, the practice of valuing property, plant and equipment at market value. Additions, as from January 2002, are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method, at rates mentioned in Note 11 which take into account the useful lives of the assets.

Expenditures incurred to replace a component of an item of property, plant or equipment that is accounted for separately, including inspection, are capitalized. Other expenditures are capitalized only when there is an increase in the economic benefits of the item in the property, plant and equipment. All other expenditures are recognized in the income statement as an expense.

g. Current and non-current liabilities

Current and long-term liabilities are stated at the known or calculated values at the balance sheet date, when applicable, plus charges, and monetary and exchange variations incurred.

(In thousands of reais)

h. Interest on loans and financing

Interest on loans and financing are recorded in accordance with the term of the contract using the effective interest rate.

i. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic resources will be needed to settle it. Provisions are recorded considering the best estimates of the risks specific to the liability.

j. Pension plan and post retirement benefits to Employees

As required by Deliberation nr. 371 of the Brazilian Securities and Exchange Commission, which approved NPC26 of IBRACON - "Accounting of benefits for employees", the Company opted to record in December 2001 the actuarial deficit of the plan, existing at that date, against accumulated losses as "prior year adjustments". The effect arising from the variation of the actuarial liability in 2002, when applicable, was recorded in the income statement for the year.

k. Income tax and social contribution

The income tax was calculated at the rate of 15% on taxable income plus a 10% surcharge and the social contribution at the rate of 9% on adjusted book income. In 2002, income tax and social contribution are not proportional to income due to temporary differences.

The deferred income tax in 2003 and 2002, on the revaluation reserve, was calculated at the rate of 15% plus a 10% surcharge and the deferred social contribution at the rate of 9%.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction nr. 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical viability study.

l. Revaluation reserve

The revaluation reserve arose from the Company's own assets, the income tax and social contribution of which are classified under non-current liabilities.

The revaluation reserve is realized by depreciation or write-off of revalued assets against retained earnings, net of taxes.

m. Statements of cash flows

The Company is presenting, as supplementary information, the statements of cash flows, prepared in accordance with NPC 20 - Statement of cash flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

n. Statements of value added

Management is disclosing, in accordance with Circular Letter/CVM/SNC/SEP nr. 01/00, the statement of value added, the objective of which is to present the amount of the revenue

(In thousands of reais)

generated by the Company and its distribution to the elements that contributed to its generation.

All the information presented was obtained from the Company's accounting records. Reclassifications of determined information contained in the traditional statement of income were made, bearing in mind that in the statement of value added, these are considered as distribution of the value added generated.

3 Consolidated financial statements

The accounting policies were consistently applied to all the consolidated companies and are also consistent with those applied last year.

The consolidated financial statements included the statements of Petroflex Indústria e Comércio S.A. and its subsidiaries, listed as follows: Petroflex Trading Sociedad Anonima and Petroflex International Ltd., both 100% controlled by the Company since their constitution.

Description of the main consolidation procedures

a. Elimination of all balances of assets and liabilities between the consolidated companies;

b. Elimination of participations in the capital, reserves and retained earnings of the subsidiaries; and

c. Elimination of income, expenses and unrealized gains arising from intercompany transactions. These balances are eliminated proportionally to the participation of the group in the Company against its investment. Unrealized losses are eliminated in the same way, but only when there is evidence of problems in the recovery of the corresponding assets.

The reconciliation of the income for the year and the shareholders' equity is stated below:

	Income for the year		Shareholders' equity	
	2003	2002	2003	2002
Parent company	60,341	30,434	204,954	145,097
Elimination of result incurred by the parent company on transactions with subsidiaries, net of income tax and social contribution:				
Loss	193	-	193	-
Income	-	(769)	-	(769)
Consolidated	60,534	29,665	205,147	144,328

4 Marketable securities

Since September 2003, Petroflex has structured its short-term investments, concentrating the resources exclusively in two Funds of Short-term Investments in Quotas (FAC) composed of quotas of Financial Investment Funds (FIF) and foreign exchange hedge transactions.

The short-term investments on the domestic market were remunerated at 104.6% of CDI and the short-term investments abroad were remunerated at the average rate of 0.8% p.a. plus the exchange variation of the US dollar.

(In thousands of reais)

5 Accounts receivable

	Parent Company		Consolidated	
	2003	2002	2003	2002
Current accounts receivable				
Domestic	69,357	88,755	47,080	88,755
Foreign	17,172	21,326	115,306	98,019
Services to be invoiced	288	225	288	225
	86,817	110,306	162,674	186,999
Related parties - domestic	100	52	100	52
Related parties - abroad	143,181	131,657	-	-
	230,098	242,015	162,774	187,051
Less				
Provision for doubtful accounts	5	1,863	5	4,743
Advances on export exchange drafts	68,944	73,644	9,920	40,882
Advances on accounts receivable - vendor	11,328	15,415	11,328	15,415
	80,277	90,922	21,253	61,040
	149,821	151,093	141,521	126,011

a. The Company's four largest clients represent approximately 52% (50% in 2002) of the sales in the domestic market. The balances in 2003 and 2002 were R$18,156 and R$49,923, respectively.

b. Sales in foreign markets are made, mainly, by the subsidiary Petroflex Trading.

c. Petroflex has vendor operations with some of its main clients. The average cost of these transactions in the year was 1.99% per month.

d. Petroflex performed export prefinancing operations as mentioned in Note 13.b., offering as guarantee the exports of its subsidiary Petroflex Trading. The amount of exchange notes already pledged to the transaction in 2001/2002 is R$166,679, and the balance to settle is R$9,631, recorded in Advance on Export Exchange. The operation, performed in September 2003, will begin to have earmarked exchange as from April 2004.

e. Petroflex also has advances on exports contracted with other financial institutions, in the amount of R$59,313, at the average cost of 3.95% p.a. in the period, recorded in Advance on Export Exchange.

In December 2003, Petroflex set up a fund for investments in credit rights (referring to sales made) which will raise R$60,000, of which R$51,000 will be in senior quotas, having qualified investors as its target, and R$9,000 in ancillary quotas acquired by Petroflex, itself, which will only be redeemed upon closing of the fund.

The target profitability for its investors is 104.5% of CDI for the period of duration of the fund (3 years), and the contacted administration rate is 0.23% p.a.

(In thousands of reais)

The operation is based on the sale of part of the Company's receivables on the domestic market and aims at attending demands from the main clients for longer terms for financing without this impacting in an increase in the need for working capital for the Company.

6 Inventories

	Parent company		Consolidated	
	2003	2002	2003	2002
Finished goods	28,691	32,522	37,578	41,299
Raw materials and chemical products (includes imports in transit and work in progress)	43,028	37,711	43,028	37,711
Packaging materials and maintenance supplies	8,458	8,558	8,458	8,558
Finished goods held by third parties	13,712	13,477	13,712	13,477
Other	201	155	201	155
	94,090	92,423	102,977	101,200

7 Taxes recoverable

	Parent company and consolidated	
	2003	2002
Additional State Income Tax - AIRE	1,287	1,287
Finsocial - Revenue taxes recoverable	1,278	1,278
PIS on inventories - Law nr. 10,637, Art. 11	-	137
ICMS (Value added tax) recoverable	21,482	9,942
IPI (Excise tax) recoverable	1,466	823
PIS recoverable	639	-
Other	112	-
	26,264	13,467
Short-term	23,587	10,902
Long-term	2,677	2,565

7.1 *Additional State Income Tax - AIRE*

Refers to a judicial gain, already transited in rem judicatum, of tax considered unconstitutional. It is in the phase of settlement by the State of Rio de Janeiro.

7.2 *Finsocial - Revenue taxes recoverable*

Refers to a judicial gain, already transited in rem judicatum, of a contribution collected in excess. It is awaiting judicial decision for receipt or compensation for other federal taxes.

(In thousands of reais)

7.3 *ICMS, IPI and PIS recoverable*

Refer to normal purchase and sale operations on the domestic market. In the year ended December 31, 2003, the Company used ICMS credits in the amount of R$17,450 for acquisition of inputs.

8 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recorded to reflect the future tax effects attributable to the temporary differences between the tax basis of assets and liabilities and their respective carrying amount.

In accordance with CVM Instruction nr. 371, of June 27, 2002, the Company, based on the expectation of generating future taxable income, based on a technical study approved by Management, also recognized tax credits on tax losses and negative social contribution bases of prior years, which can be offset against a maximum of 30% of annual taxable income with no statutory limitation period.

The origin of deferred income and social contribution taxes computed at December 31, 2003, is presented as follows:

	Parent company and consolidated 2003
Current assets	
Negative basis for social contribution	1,858
Tax loss carry forwards	2,745
Provision for contingencies	2,852
	7,455
Noncurrent assets	
Taxes and contributions	15,013
Provision for contingencies	2,907
	17,920

Based on the projections of future taxable income, prepared in accordance with CVM Instruction nr. 371, the Company expects to offset the tax credits in the following years:

	Unaudited
2004	7,455
2005	1,127
2006	16,399
2007	394
Total	25,375

The expected recoverability of the tax credits were based on the projections of future taxable income taking into consideration various financial and business assumptions at year-end. Consequently, these estimates may differ from the effective future taxable income due to uncertainties inherent to these estimates.

(In thousands of reais)

9 Legal deposits

Considering the doubts with respect to the legality and constitutionality of the levying of certain taxes and labor charges, legal appeals were lodged, which involved making legal deposits equivalent to the amounts challenged, in the amount of R$1,208 (R$951 in 2002) for labor charges and R$1,011 (R$112 in 2002) for others.

10 Investments

10.1 Subsidiaries

	2003						2002	
	% holding in capital	Capital	Shareholders' equity	Income for the year	Income on equity	Equity investment	Income on equity	Equity investment
Petroflex Trading Sociedad Anonima ..	100	1,583	16,910	8,472	6,084	16,910	4,508	10,826
Petroflex International Ltd.	100	-	325	-	(72)	325	136	397
		1,583	17,235	8,472	6,012	17,235	4,644	11,223

a. The subsidiaries are located abroad and their books are recorded in US dollars. The balances stated in reais refer to the translation of the original amounts (US dollars) at the exchange rate in force on December 31, 2003 and 2002, respectively. Of the total income on equity, R$2,460 is related to the exchange variation on the investment (R$3,438 in 2002).

b. The approved capital (US$50 mil) for Petroflex International Ltd. was not paid up at December 31, 2003.

10.2 Other investments

In December 31, 2003 and 2002, this balance is composed of Eletrobrás obligations in the amount of R$4,868 and other holdings in the amount of R$969, net of provision for devaluation of R$1,612 (R$1,439 in 2002).

(In thousands of reais)

11 Property, plant and equipment

	Cost		Depreciation		Parent company and consolidated, net	
	2003	2002	2003	2002	2003	2002
Buildings and improvements	72,174	73,286	(9,033)	(7,226)	63,141	66,060
Equipment	256,463	249,316	(84,352)	(72,317)	172,111	176,999
	328,637	322,602	(93,385)	(79,543)	235,252	243,059
Land	27,500	27,500	-	-	27,500	27,500
Projects for expansion:						
Work and installations in progress	61,684	27,888	-	-	61,684	27,888
Capitalized interest	2,809	354	-	-	2,809	354
Rights, concessions and others	1,663	2,034	(751)	(1,153)	912	881
	93,656	57,776	(751)	(1,153)	92,905	56,623
	422,293	380,378	(94,136)	(80,696)	328,157	299,682

The annual rate of depreciation for buildings and improvements is 2.5% and 5.7% for the other assets.

The interest rate for work and installations in progress were capitalized during the year, in accordance with Deliberation nr. 193 of the Brazilian Securities and Exchange Commission of July 11, 1996.

The Company proceeded, retroactively to January 1, 2002, to revalue the assets of the property, plant and equipment, which is supported by an appraisal report, approved in the Extraordinary General Meeting held on December 11, 2002. As a consequence, the property, plant and equipment underwent an increase of R$56,310 (R$57,455 in 2002).

The capitalized interest is incorporated into the assets acquired and depreciated at the moment they entered into operation.

(In thousands of reais)

Changes in the fixed assets were as follows:

	Parent company and consolidated	
	2003	2002
Balances at January 1	299,682	284,153
(+) Revaluation reserve 2002	-	9,716
(+) Additions:	44,662	21,251
Cabo Industrial Plant	21,903	7,171
Duque de Caxias Industrial Plant	21,059	11,966
Triunfo Industrial Plant	1,700	2,114
(-) Depreciation	15,754	14,869
(-) Disposals	433	569
Balances at December 31	328,157	299,682

12 Suppliers of materials and services

The main raw materials used by Petroflex in the production process are butadiene and styrene, which correspond to 49% and 14% of the cost of the products sold in the parent company and the consolidated financial statements, respectively. The butadiene is acquired from domestic petrochemical suppliers and the styrene from domestic and foreign suppliers. The balances payable to the suppliers at December 31, 2003 and 2002 are R$31,069 e R$45,553, respectively.

(In thousands of reais)

13 Loans and financing

	2003		2002		
	Short-term	Long-term	Short-term	Long-term	Charges
Loans and financing					
Financing of fixed assets:	16,798	20,103	15,046	29,531	
Local currency:	15,480	14,953	15,046	29,531	
BNDES	9,348	14,953	9,279	23,965	TJLP + 3.5% p.a.; TJLP + 5.0% p.a.; UMBND + 5.0% p.a.
Banco do Brasil	6,132	-	5,767	5,566	TR + 7.33% p.a.
Foreign currency:	1,318	5,150	-	-	
Exim-Bank	1,318	5,150	-	-	1.22% p. a. + Exchange rate variation + Libor
Financing of working capital:	170,190	43,338	88,175	23,048	
Foreign currency:	133,418	43,338	87,789	-	
Interest on advance on export contract	911	-	282	-	Exchange rate variation + 3.95% p.a.
Prepayment on exports	132,507	43,338	87,507	-	Exchange rate variation + Libor + 4.0% p.a.
Local currency:	36,772	-	386	23,048	
BNDES - Exim	36,772	-	386	23,048	UMBND + 10.5% p.a. and TJLP + 10.5% p.a.
Parent company and consolidated	186,988	63,441	103,221	52,579	

NB: The financing from BNDES e BNDES-Exim although contracted in local currency have installments equivalent to R$5,680 and R$8,818, respectively, restated by a basket of foreign currencies (UMBND).

The maturity dates of the long-term balances are as follows:

	Parent company and consolidated
2005	53,882
2006	6,579
2007	1,566
2008	1,414
	63,441

(In thousands of reais)

The indices to which the borrowings and financings are indexed had the following variation during the year:

	%
TJLP - Long-term interest rate	11.50 p.a.
UMBND - BNDES monetary unit	(15.62) p.a.
Foreign exchange variation - US$ in relation to R$	(18.23) p.a.
LIBOR	1.23 p.a.
TR - Referential rate	4.59 p.a.

a. As a guarantee for the borrowings and financings, the exportations of Petroflex Trading, a first mortgage of the real estate where the industrial complex is located in the Petrochemical Park of Triunfo - RS, with statutory lien of the financed equipment and promissory notes and 50% represented by a guarantee of the shareholders, plus a financial investment in the form of a time-deposit/pledge agreement with the Banco do Brasil in New York, of Petroflex Trading S.A., in the amount of US$1,100 are offered.

b. Petroflex carried out export prepayment operations in the total amount of US$110,000, as follows:

Operation of US$50,000 in 2001/2002:

- US$30,000 equivalent to R$86,676 at December 31, 2003, in October 2001, with settlement of the operation in October 2003 at the cost of exchange variation plus LIBOR plus 3.75% p.a. The delivery of the exchange advances was made in 12 installments, beginning in May 2002.
- US$20,000 equivalent to R$57,784 at December 31, 2003, in February 2002, with settlement of the operation not later than February 2004 at the cost of exchange variation plus LIBOR plus 3.625% p.a. The delivery of the exchange advances was made in 12 installments, beginning in September 2002.

Operation of US$60,000 in 2003:

- US$60,000 equivalent to R$173,352 at December 31, 2003, with settlement of the operation not later than September 2005 at the cost of exchange variation plus LIBOR plus 4.00% p.a. The delivery of the exchange advances will begin in April 2004 and will be realized in 12 equal installments.

As a guarantee for these operations the exportations of its subsidiary Petroflex Trading S.A. were offered.

- The amount recorded in short-term of R$132,507, includes interest of R$2,493.

c. The Company carried out a hedge operation with the aim of avoiding risks with oscillations of the foreign exchange rate for the prepayment operation performed in September 2003, as commented in Note 14.

(In thousands of reais)

14 Debentures

In 2000, 6,000 non-convertible debentures were issued, with the approval of the Extraordinary General Meeting held on September 21, 2000, and registered in the Brazilian Securities and Exchange Commission under the nr. CVM/SER/DEB-00/37 of December 13, 2000.

Characteristics	1st issue 2nd series	1st issue 3rd series	3rd issue Single series
Quantity	3,150	5,795	6,000
Historic value of the subscription	R$3,698	US$7,499	R$60,000
Date of subscription	06/19/95	05/10/96	12/15/00
Interest	7.5% p.a. payable half-yearly from the date of subscription	LIBOR + 1.5% p.a. payable half-yearly from the date of subscription	CDI + 2% p.a.
Premium	-	-	-
Monetary restatement	INPC - Consumer Price Index	US$	-
Amortization of the principal	8 years	8 years - in one single payment in 2004	25%-03/01/03 25%-09/01/03
Convertibility per debenture	4.000 pref. "A" shares for each debenture during the life of the instrument	4.000 pref. "A" shares for each debenture during the life of the instrument	Non-convertible
Distribution/situation of the securities issued:			
In circulation	-	5,795	4,385
In treasury	3,150	-	-

The current values are as follows:

	Parent company and consolidated					
	2003			2002		
	Short-term	Long-term	Total	Short-term	Long-term	Total
Foreign currency	21,752	-	21,752	134	26,498	26,632
1st issue: (3rd series)						
Principal	21,667	-	21,667	-	26,498	26,498
Interest	85	-	85	134	-	134
Local currency	-	-	-	23,472	-	23,472
3rd issue: (single series)						
Principal	-	-	-	21,925	-	21,925
Interest	-	-	-	1,547	-	1,547
	21,752	-	21,752	23,606	26,498	50,104

- 1st issue - Fiduciary guarantee represented by a guarantee from Banco Bradesco S.A.
- The 3,150 debentures referring to the 1st issue - 2nd series, which were encountered in treasury in 2002, were cancelled in October 2003.

- The amount of the swap operation - debentures, which exchange the exposure in foreign currency of the debentures 1st issue (3rd series) for a prefixed cost equivalent to 70% of the Interbank Deposit Certificate (CDI), is R$7,458 for the short-term.

(In thousands of reais)

15 Transactions with related parties

The transactions of Petroflex Indústria e Comércio S.A. with related parties that occurred during 2003 and 2002 were carried out under normal market conditions and comprise the following:

Parent company

	2003								2002							
	Accounts receivable	Suppliers	Related party loan assets	Related party loan assets	Related party loan liabilities	Related party loan liabilities	Purchases/ services	Sales/ services	Accounts receivable	Suppliers	Related party loan assets	Related party loan assets	Related party loan liabilities	Related party loan liabilities	Purchases/ services	Sales/ services
	Short-term	Short-term	Short-term	Long-term	Short-term	Long-term			Short-term	Short-term	Short-term	Long-term	Short-term	Long-term		
Braskem S.A. (a)	-	18,099	-	-	19	-	331,255	-	-	29,190	-	-	19	-	227,910	-
Suzano Química Ltda. (b)	-	-	-	-	19	-	-	-	-	-	-	-	18	-	-	-
Petroflex Trading Sociedad Anonima (c)	139,606	-	-	-	-	-	-	291,071	127,284	-	-	-	-	-	-	191,211
Unipar Comércio e Distribuidora S.A. (d)	100	-	-	-	11	-	8,894	-	52	-	-	-	8	-	7,542	-
Petroflex International Ltd. (e)	-	-	3,575	78,008	3,575	78,008	-	-	-	-	4,373	95,399	4,373	95,399	-	-
	139,706	18,099	3,575	78,008	3,624	78,008	340,149	291,071	127,336	29,190	4,373	95,399	4,418	95,399	235,452	191,211

Consolidated

	2003						2002					
	Accounts receivable	Suppliers	Related party loan liabilities	Related party loan liabilities	Purchases/ services	Sales/ services	Accounts receivable	Suppliers	Related party loan liabilities	Related party loan liabilities	Purchases/ services	Sales/ services
	Short-term	Short-term	Short-term	Long-term			Short-term	Short-term	Short-term	Long-term		
Braskem S.A.	-	18,099	19	-	331,255	-	-	29,190	19	-	227,910	-
Suzano Química Ltda.	-	-	19	-	-	-	-	-	18	-	-	-
Unipar Comércio e Distribuidora S.A.	100	-	9	-	8,894	-	52	-	8	-	7,542	-
	100	18,099	47	-	340,149	-	52	29,190	45	-	235,452	-

(a) Braskem, a company in the controlling group, is the main supplier of butadiene, which is one of the main raw materials used in the Company's production process.

(b) Suzano Química Ltda. is part of the controlling group with 20.12%.

(c) Petroflex Trading S.A., a full subsidiary of the Company, has the main function of operating abroad with the resale of the products produced.

(d) Unipar Comércio e Distribuidora S.A., an integrant of the controlling group, has bought the product "SBR" regularly since 1998.

(e) Petroflex International Ltd., a subsidiary of a Petroflex Indústria e Comércio S.A., was created to issue securities abroad.

(In thousands of reais)

16 Taxes, fees and contributions

The current amounts are presented as follows:

	Parent company and consolidated	
	2003	2002
IPI (advance pursuant to court decision)	159,577	99,888
INSS - payment in installments	11,773	13,733
Income tax (IPC/BTNF)	11,368	9,157
Education salary (advance pursuant to court decision)	1,899	1,647
Social contribution on net income (IPC/BTNF)	1,287	1,090
COFINS	645	-
INCRA	66	-
	186,615	125,515

16.1 IPI

In joint action with other parties the Company has filed legal proceedings against the Federal Government to obtain the right to offset excise tax (IPI), generated upon the acquisition of products that are either exempt or subject to non-levy thereof, against the excise tax generated from sales of products and other taxes and charges levied by the Federal Revenue Service (Law nr. 9,430/96; Provisional Measure nr. 1,788 and Regulatory Instruction nr. 21/79).

In August 1999, the Judiciary Power conceded that the effects of the preliminary decision in question may be anticipated, in the manner so requested, so that the Federal Government, through any of its representatives and public authorities, shall abstain from making assessments for those excise tax credit installments that are offset in the course of the judicial proceedings, and, likewise, shall refrain from imposing penalties for realizing such offset, unduly registering the Company as a defaulter in the tax records or refusing to grant clearance certificates related to the excise tax installments offset against other excise tax installments due and other taxes and contributions of the same type.

On March 29, 2000, the Federal Court of Appeals ruled the aforementioned anticipated court decision suspended, and the Company stopped using, as from that date, the credit carry-forwards for offset, with the offsets already made, remaining sub judice, pending the final ruling.

On July 11, 2000, a lower court decision on the ordinary lawsuit awarded against the Union was published in the Official Government Newspaper, ruling partially in favor of the suit and almost fully accepting the request formulated by the Company.

On November 27, 2000 the Special Appeal lodged by the Company against the suspensive effect granted to the Bill of Review, lodged by the Union which had suspended the effects of the granted anticipated court decision. The Federal Court of Appeals of the 2nd Region, in a unanimous decision, sustained the Special Appeal and re-established the effects of the anticipated court decision, and also ruled that the Bill of Review lodged by the Union was without grounds. The Company is awaiting the judgment of the appeals lodged against the sentence, by the parties, before the Federal Court of Appeals of the 2nd Region.

(In thousands of reais)

Up till December 31, 2003, the Company offset R$120,866 (R$83,310 up till December 31, 2002) and recorded a provision in the statement of income, by way of charges on arrears, the total amount of R$38,711 (R$16,578 up till December 31, 2002).

16.2 INSS - payment in installments and education salary pursuant to a preliminary court decision

In June 1999, the Federal Justice granted an anticipated decision on the education salary, which deals with the request for the ineligibility of the aforementioned contribution. On account of this decision the Company offset the social security taxes and the education salary contribution.

On June 7, 2000, a lower court decision on the ordinary lawsuit awarded against the Union was published in the Official Government Newspaper, ruling partially in favor of the suit and almost fully accepting the request formulated by the Company.

As of January 2, 2002, the Company offset R$14,204.

On January 15, 2002, a decision unfavorable to the Company was made at the second level with regards to the anticipated decision on the education salary contribution. Immediately, the Company stopped to offset credit carry-forwards, and presented spontaneous information to the National Institute of Social Security - INSS and to the National Fund for Development of Education - FNDE, with the objective of paying in installments, in 60 months, the contributions that had not been paid as a result of the aforementioned offsetting of credit carry-forwards. The request to INSS for payment in installments was conceded in July, and the balance payable presented in liabilities as INSS Payable - Installments, with R$4,002 in the short-term (R$3,924 in 2002) and R$12,480 in the long-term (R$13,733 in 2002).

The request to FNDE for payment in installments, in the updated amount of R$1,899, of which R$1,194 is principal and R$705 moratorium charges (R$1,647 up till 2002), still has not been judged by that agency.

16.3 Income tax (IPC/BTNF)

The Company, based on the opinion of its legal counsel, understands that it has IPC/BTNF tax credits in the amount of R$10,905, arising from Law nr. 8,200/91 and Decree nr. 332/91, article 39 paragraph 2, originating in write-offs of fixed assets. These credits have to be used directly for offsetting of taxable income, without considering the time restraint to 1998, imposed by article 457 paragraph 2 of Decree nr. 3,000/99 and without the limitation of 30% for the offsetting of losses and tax credits defined by Law nr. 9,065/95.

Therefore, it lodged an appeal judged unfavorably in May 2002 and consequently filed an appeal on the merits of the case. After the Union presents its brief of respondent, the court records should be remitted to the federal Court of Appeals of the 2nd for judgment.

In 2002, the Company also lodged a court injunction for this and the following years, obtaining a favorable decision on the requested injunction.

The offsetting of income tax was realized as follows:

- With reference to the base year 1999, the amount was R$3,828, which restated up till December 31, 2003, totals R$6,532 (R$5,833 at December 31, 2002).
- With reference to the base year 2001, the amount was R$2,729, which restated up till December 31, 2003, totals R$3,775 (R$3,324 at December 31, 2002).

(In thousands of reais)

- With reference to the base-year 2002 the amount was R$1,061.

As a consequence of the use of IPC/BTNF, the Company recorded an increase in its tax loss of R$3,287.

16.4 Social contribution on net income (IPC/BTNF)

Based on the opinion of its counselors, the Company compensated the IPC/BTNF tax credit, as in the example commented in item 16.3, on the social contribution payable computed in the base-year 2001, in the amount of R$931 (R$1,287 and R$1,090 restated up till December 31, 2003 and 2002, respectively). As a consequence of this use, the Company recorded an increase in its negative basis of R$4,432.

16.5 COFINS

In May 2003, the Company officially recorded with the Department of Federal Revenue a "Declaration of Compensation", in which it aims to compensate fines paid in a spontaneous denouncement in the period from June 1993 to October 1994, with COFINS falling due in May 2003, in compliance with articles 138 and 168 of the National Tax Code (CTN). To the principal compensated of R$571, interest at the SELIC rate is being added in the amount of R$74.

16.6 INCRA

In October 2002, the Judge of the 28th Tax Court, Rio de Janeiro, granted, in the records of the proceeding filed by the Company in August of that year, the advance of the effects of tutelage, suspending the liability of the contribution destined for INCRA, corresponding to 0.2% of the payroll, until the final judgment of the issue, in which it questions the constitutionality of the levy. It further determined that the defendants, INCRA and INSS, abstain from applying any penalty or restriction of right, due to the aforementioned decision.

As from 2002, the Company stopped paying the aforementioned tax, recording a provision, plus interest at the SELIC rate in Taxes payable - Long-term. In December 2003, this amounted to R$61 of principal and R$5 in interest.

17 FIDC - Petroflex

Refers to amounts received from clients, whose bills have been negotiated with the Petroflex investment fund in credit rights, which will be passed on to the fund.

18 Contingencies

18.1 The Company is defending itself against several tax assessment notices, filed by the tax authorities related to questioning of IRPJ, ICMS and Import Duty, as well as lawsuits related to labor matters in the approximate amount of R$14,651.

Management, based on the opinion of its legal counsels, understands that, for the base-date of December 31, 2003, due to the uncertainty inherent to tax matters, it is difficult to predict the outcome of the legal processes involving Petroflex Indústria e Comércio S.A., at the current stage, due to the complexity and diversity of their content. Management understands, also, that the appropriate legal actions and providences that have already been taken in each situation are sufficient to preserve the Company's equity, and no indication exists of the need to recognize any

(In thousands of reais)

additional provisions for contingencies in relation to those accounted for in the amount of R$8,549.

The main lawsuits in progress are as follows:

	Parent company and consolidated	
	2003	2002
Tax assessment notices - Income tax, ICMS and Import duty	5,289	4,839
Labor processes	3,218	3,515
Others	42	133
	8,549	8,487

18.2 Based on a court order issued by the Federal Revenue Service, which recognizes right of credit relative to undue taxation, the Company presented in 1999 the right to credit related to the differential of the amounts paid by way of contributions to PIS/PASEP of the Caxias and Triunfo units, based on Decree-Laws nrs. 2,445/88 and 2,449/88, the execution of which was suspended by means of Resolution 49/95 of the Federal Senate, and those due in accordance with Complementary Law nr. 7/70.

On March 21, 2000, the Federal Revenue Service issued a new court order considering that the aforementioned right was partially prescribed and, on June 8, 2000, issued another court order, authorizing compensation of the credits up to the limit of R$740 restated up till September 30, 1999.

Management, based on a report by its lawyers, who are of the opinion that the term for prescription is 10 years counting from the dates of the respective taxable events, which is supported by favorable jurisprudence of the higher court of justice, understands that loss of this process is remote and is pleading with the Taxpayers' Councils that, the right of use of the credits, initially authorized by the Federal Revenue Service in the amount of R$34,236, is clearly legal and was totally compensated with Income Tax on Profit, PIS and IPI, up till May 2001, when it reached R$40,336, updated by the SELIC rate. Considering the same rate of updating, this amount at December 31, 2003 is R$63,437.

The voluntary appeal filed by the Company obtained from the second council of taxpayers partial provision in the sense of recognizing the half-yearly payment of PIS and the period of 10 years to claim restitution. The proceeding will return to the unit of origin of the Federal Revenue Department so that the competent authority may judge its merit, i.e. make the calculations of the PIS paid in excess based on the decision passed by this Council. At present, the proceeding is with the Attorney of the National Treasury awaiting his cognizance.

19 Pension plan and postretirement benefits for Employees

Petroflex Indústria e Comércio S.A. (parent company) sponsors the Fundação Petrobras de Seguridade Social - PETROS - PETROBRAS Social Security Foundation, which is a multi-sponsored plan, the main sponsor of which is PETROBRAS - Petróleo Brasileiro S.A. which participates in around 90% of the plan and PREVINOR - Associação de Previdência Privada a defined contribution and also defined benefit plan, and in this latter case, only three employees participate.

(In thousands of reais)

On August 29, 2002, the Agreement of Separation of Assets of the participants with PETROS and the other sponsors of the plan was signed, in accordance with that previously approved by the Board of Directors.

The Department of Complementary Social Security - SPC approved the separation of assets aforementioned, as per its Letter 2086 DEPAT/SPC dated December 18, 2003.

The separation of the assets of the participants of PETROS, approved by the Council of Trustees and by the Board of Directors of PETROBRAS, was based on the equity position as of April 30, 2001. The equity at that date was shared between the sponsors proportionally to their mathematical reserves, calculated by the independent actuaries - STEA - Serviços Técnicos de Estatística e Atuaria Ltda., for each sponsor. As from May 1, 2001, the accounting records are separated per sponsor. For such, the investments were transformed into quotas of R$1 (one real) each, which are moved in accordance with the inflows and outflows of resources of each sponsor and valued by the profitability obtained in the investment program.

As required by Deliberation nr. 371 of the Brazilian Securities and Exchange Commission, which approved NPC 26 of IBRACON - "Accounting of benefits for employees", the Company opted to present at the end of 2001 the actuarial deficit of the PETROS plan, in the amount of R$23,793, against accumulated losses as "prior year adjustments". The variation occurring in 2003, in the amount of R$528, was presented as a credit in the income statement (R$612 was presented as a debit in 2002).

Actuarial liability	**2003**	**2002**
Current value of the actuarial liability at the end of the period/year	407,708	345,831
Fair value of the assets of the plan at the end of the period/year	(404,923)	(340,278)
Current value of liabilities in excess of the fair value of the assets	2,785	5,553
Actuarial gains not recognized	21,091	18,852
Net actuarial liability	23,876	24,405

The fair value of the assets of the plan was obtained for the base date of October 31, 2002, based on an independent auditors' report dated December 20, 2002, which amounted to R$340,278 at that date.

At December 31, 2003, the fair value of the assets of the plan was obtained based on the balance sheet/trial balance of PETROS of October 31, 2003.

The main actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:

	%	
	2003	2002
Discount rate at October 31, 2003	6% p.a.	6% p.a.
Expected return on the assets of the plan at October 31, 2003	6% p.a.	6% p.a.
Future salary increases	2% p.a.	2% p.a.
Future benefit increases	-	-
Number of employees opting for early retirement	-	-
Annual increase in costs of health assistance	-	-
Future changes in the Government's health benefits	-	-

(In thousands of reais)

The fair values of the plan were determined based on the market parameters existing at the end of the year or, when applicable, by the projection of future benefits arising from the use of the asset, less the current value.

The actuarial obligation at the end of the year was determined based on the calculations of the independent actuary using the projected unit credit method.

The sponsors of PETROS, in accordance with its bylaws and current legislation, are obliged to provide, if necessary, additional financial resources if there is an acute shortage in the plan's technical reserves. Up to the present date, Petroflex Indústria e Comércio S.A. has not been required to complement the technical reserves.

The contribution by Petroflex in 2003 with respect to PETROS was R$2,083 (R$1,895 in 2002).

20 Shareholders' equity

a. Capital

The subscribed and fully paid in capital is represented by 472,591,080 common shares and 231,204,413 preferred shares, totaling 703,795,493 nominative shares with no par value.

b. Profit reserve

- **Legal reserve**

  It was recorded at the rate of 5% of net income after offsetting accumulated loss, in the terms of article 193 of Law nr. 6,404/76, up to the limit of 20% of the capital.

- **Profit retention reserve**

  It is maintained for future investments foreseen in the capital budget, established in the terms of article 196 of Law nr. 6,404/76. At December 31, 2003, R$10,189 was appropriated.

c. Dividends

The preferred shares have no voting rights but have priority in the distribution of dividends, which are at least 10% higher than those attributed to common shares, in accordance with item II of paragraph 1 of article 17 of Law nr. 6,404/76, with the new wording of Law nr. 10,303/01. The corporate bylaws determine the distribution of a minimum dividend of 25% of the net income for the year, adjusted in accordance with article 202 of Law nr. 6,404/76.

Taking into consideration the existence of accumulated losses there was no proposal for distribution of dividends for 2002.

(In thousands of reais)

The dividends for 2003 were calculated as follows:

Net income for the year	60,341
(-) Accumulated losses	(46,303)
	14,038
(-) Legal reserve (5%)	(702)
(+) Net realization of the revaluation reserve	402
Adjusted calculation basis	13,738
Minimum compulsory dividend (25%)	3,434
Proposed dividend (25.81%)	3,547

The proposed dividends correspond to R$0.00488 for each common share and to R$0.00537 for each preferred share.

21 Net income and cost of goods sold

Parent company

	2003				2002			
	Quantity sold (Tons)	Net income	Total cost	Gross profit	Quantity sold (Tons)	Net income	Total cost	Gross profit
Domestic market	224,430	717,415	(614,121)	103,294	225,149	552,581	(439,457)	113,124
Foreign market	117,898	338,916	(317,688)	21,228	96,717	231,023	(190,817)	40,206
Services and utilities	-	22,597	(15,911)	6,686	-	18,559	(14,108)	4,451
	342,328	1,078,928	(947,720)	131,208	321,866	802,163	(644,382)	157,781

Consolidated

	2003				2002			
	Quantity sold (Tons)	Net income	Total cost	Gross profit	Quantity sold (Tons)	Net income	Total cost	Gross profit
Domestic market	224,430	717,415	(614,121)	103,294	225,149	552,581	(439,457)	113,124
Foreign market	118,028	351,817	(317,543)	34,274	98,303	236,234	(191,586)	44,648
Services and utilities	-	22,597	(15,911)	6,686	-	18,559	(14,108)	4,451
	342,458	1,091,829	(947,575)	144,254	323,452	807,374	(645,151)	162,223

The Company's commercial area is structured in business units. Sales, in tons, were as follows (consolidated):

	Domestic market		Foreign market		Total	
Segments	2003	2002	2003	2002	2003	2002
Tires/recaps	167,060	166,838	88,295	60,442	255,355	227,280
Other	57,370	58,309	29,733	37,863	87,103	96,172
	224,430	225,147	118,028	98,305	342,458	323,452

(In thousands of reais)

The physical sales made by the Company are geographically distributed as follows:

	%	
	2003	2002
Brazil	65.5	70.0
South America	12.8	11.1
North America	5.5	2.7
Europe	4.5	5.7
Asia/Oceania	11.4	10.2
Africa	0.3	0.3
	100.0	100.0

22 Selling expenses

The selling expenses are as follows:

	Parent company		Consolidated	
	2003	2002	2003	2002
Material	72	71	72	71
Personnel	4,715	3,245	4,715	3,245
Freight, warehousing and other variable expenses	32,327	24,892	35,237	27,292
Third party services and miscellaneous charges	2,699	2,515	2,699	2,515
Taxes, depreciation and amortization	147	57	147	57
Allowance for doubtful accounts	-	-	-	769
	39,960	30,780	42,870	33,949

23 General and administrative expenses

	Parent company		Consolidated	
	2003	2002	2003	2002
Material	902	500	902	500
Personnel	10,909	10,285	10,909	10,285
Third party services and miscellaneous charges	14,031	10,548	14,075	10,950
Taxes	5,863	4,009	5,863	4,009
Depreciation and amortization	1,679	1,534	1,679	1,534
	33,384	26,876	33,428	27,278

(In thousands of reais)

24 Net financial income

	Parent company		Consolidated	
	2003	2002	2003	2002
Financial income				
Interest:				
On tax credits	-	270	-	270
On loans with related parties	7,994	10,560	-	-
On compulsory loans	-	-	-	-
	7,994	10,830	-	270
Income from marketable securities	9,298	13,131	9,986	13,582
Other income	2,455	1,209	2,455	1,210
Total of financial income	19,747	25,170	12,441	15,062

(In thousands of reais)

	Parent company		Consolidated	
	2003	2002	2003	2002
Net foreign exchange variation				
Positive exchange variation:				
On exports	(7,836)	39,115	(7,837)	39,115
On loans with related parties	(17,391)	32,748	-	-
On foreign investments	-	-	(3,669)	3,438
	(25,227)	71,863	(11,506)	42,553
Negative exchange variation:				
On financing of working capital	6,054	(54,366)	6,054	(54,366)
On imports	2,797	(4,070)	2,797	(4,070)
On financing of fixed asset	(10)	-	(10)	-
On debentures	4,830	(9,050)	4,830	(9,050)
On loans with related parties	17,391	(32,748)	-	-
	31,062	(100,234)	13,671	(67,486)
Total of net foreign exchange variation	5,835	(28,371)	2,165	(24,933)
Financial expenses				
Interest:				
On financing of fixed assets	(1,035)	(8,289)	(1,035)	(8,289)
On financing of working capital	(12,159)	(9,763)	(12,159)	(9,763)
On swap operations	(7,440)	-	(7,440)	-
On contingent liabilities	(25,419)	(13,683)	(25,419)	(13,683)
On debentures	(3,003)	(7,621)	(3,003)	(7,621)
Negative goodwill of FIDC	(505)	-	(505)	-
On loans with related parties	(7,994)	(17,802)	-	(7,242)
	(57,555)	(57,158)	(49,561)	(46,598)
Other expenses	(4,726)	(3,356)	(5,216)	(4,250)
	(62,281)	(60,514)	(54,777)	(50,848)
	(36,699)	(63,715)	(40,171)	(60,719)

(In thousands of reais)

25 Other operating income

	Parent company		Consolidated	
	2003	2002	2003	2002
Excise tax (IPI) credit related to incentives for exports	29,841	14,496	29,841	14,496
Value added tax (ICMS) incentive for the Cabo Industrial Plant - PE	3,212	3,621	3,212	3,621
Gain from judicial and administrative actions	649	520	649	520
Expenses with labor provisions	(600)	(1,538)	(600)	(1,538)
Expenses with PIS/COFINS on other operating/financial income	(1,545)	(3,702)	(1,545)	(3,702)
Expense with stoppage of industrial units	(2,224)	(1,637)	(2,224)	(1,637)
Interest on legal proceedings	(1,802)	-	(1,802)	-
Provisional reversal of actuarial liability - PETROS	529	-	529	-
Actuarial deficit complement - PETROS	-	(612)	-	(612)
Other income/(expenses)	968	(422)	553	(414)
	29,028	10,726	28,613	10,734

26 Non-operating income

Of the amount recorded at December 31, 2003, R$135 is related to the rental of property, R$8 to the sale of assets, R$1,820 to recovery of claims incurred, R$290 for write-off of assets and R$91 for devaluation of investments. At December 31, 2002, R$128 is related to rental of property, R$25 to sale of assets, R$8 to write-off of assets and R$81 to devaluation of investments.

(In thousands of reais)

27 Income tax and social contribution on profits

The income tax and social contribution on profits has the following summarized statement of its calculation basis for the parent company and consolidated statement:

	IRPJ 2003	CSL 2003	IRPJ 2002	CSL 2002
Income before taxation	52,817	52,817	47,740	47,740
Additions:				
Temporary provisions:	25,404	25,343	26,573	26,573
Tax	23,688	23,627	14,032	14,032
Labor	-	-	3,516	3,516
Programmed stoppage	-	-	1,431	1,431
Profit sharing	866	866	2,812	2,812
Other temporary additions	850	850	4,782	4,782
Realization of the revaluation reserve	726	726	1,328	1,328
Available profits	6,928	6,928	-	-
Other additions	739	252	2,317	1,949
	33,797	33,249	30,218	29,850
Exclusions:				
Equivalent net worth	(6,012)	(6,012)	(4,644)	(4,644)
Reversal of temporary provisions:	(6,292)	(6,292)	(9,019)	(9,019)
Labor	(298)	(298)	(3,445)	(3,445)
Programmed stoppage	(1,431)	(1,431)	-	-
Other temporary provisions	(4,563)	(4,563)	(5,574)	(5,574)
Other exclusions	(109)	(109)	(16)	(16)
	(12,413)	(12,413)	(14,971)	(14,971)
Taxable income	74,201	73,653	64,279	63,911
Offsetting of tax losses, limited to 30% of the taxable income	(22,260)	(22,096)	(19,284)	(19,173)
Final taxable income	51,941	51,557	44,995	44,738
Income tax (15% plus 10% surcharge)	13,429	-	12,748	-
Social contribution on net income (9%)	-	4,424	-	4,558

The Company presents tax losses in the amount of R$24,188 (R$46,629 at December 31, 2002) and negative basis of social contribution of R$34,721 (R$56,817 at December 31, 2002).

(In thousands of reais)

28 Cash generation

	Parent company		Consolidated	
	2003	2002	2003	2002
Net revenue	1,078,928	802,163	1,091,828	807,374
Gross profit	131,208	157,781	144,254	162,223
Operating expenses (sales, administrative, equity income, other operating income and profit sharing)	(43,274)	(46,390)	(52,657)	(54,597)
EBIT	87,934	111,392	91,597	107,626
Depreciation/amortization	15,754	14,869	15,754	14,869
EBITDA	103,688	126,260	107,351	122,495
Margin (EBITDA/net income)	9.61%	15.74%	9.83%	15.17%

29 Financial instruments

The realization amounts of the Company's financial assets and liabilities were determined through the contractual conditions for each operation. As a result, the amounts presented represent the amounts that could be realized on the current exchange market.

The Management of these instruments is done through operating strategies, aiming at marketability, profitability and security. The control policy consists of permanent follow-up of the rates contracted versus those in force on the market. The Company and its subsidiaries invest in derivative with the aim of hedging exchange operations contracted in foreign currency.

a. Composition of balances

In accordance with CVM Instruction nr. 235/95, the accounting balances and market values of the financial instruments included in the balance sheet at December 31, 2003 are the same and were calculated obeying the following criteria, assumptions and limitations as follows.

b. Criteria, assumptions and limitations used in the market value calculations

I. Cash and banks and short-term investments

Current accounts held in banks have market values identical to the accounting values.

For financial investments the market value was calculated on market quotations.

II. Loans receivable/payable

Shown at carrying value, since there are no similar instruments on the market and they address operations with subsidiaries and associated companies.

III. Taxes recoverable/deferred

Shown at carrying value since there are no parameters for determination of their market value.

(In thousands of reais)

IV. Investments

The market values for the interests in companies were determined based on the last quotation of the companies' shares on BOVESPA. For the common shares, with no market quotations, the book net worth was adopted.

The market values for the other investments are identical to the book balances, as there is no market quotation.

V. Borrowings and financing

The market values of the financing were calculated based on their present value in conformity with contractual conditions.

The market values of the financing by BNDES/FINAME are identical to the book balances, since there are no similar instruments, with comparables maturities and interest rates.

VI. Derivatives

The Company has a policy for eliminating market risks, by avoiding assuming positions exposed to exchange variations and by operating only with instruments that permit controls over risks. The major part of the derivative contracts is with swap operations, all recorded in BM&F or CETIP, involving prefixed and post fixed rates. The Company does not expect to incur losses in these operations beyond those already recorded in the financial statements.

VII. Limitations

The carrying amounts that are equal to the market values were calculated at the balance sheet date, based on "relevant market information".

c. Credit risk

The sales policies of the Company and its subsidiaries are subordinated to the credit policies fixed by Management and aim at minimizing eventual problems arising from the default of their clients. This objective is attained by Management through careful selection of the client portfolio, which takes into consideration their capacity to pay (credit analysis) and the diversification of their sales (risk spread). Furthermore, the Company records an allowance for doubtful accounts in the amount of R$5 (2002 - R$1.863) representing 0.006% of the outstanding accounts receivable (2002 - 4.3%), to meet the credit risk (consolidated - R$5 and R$4,743, respectively), representing 0.003% and 2.536%, respectively, of the outstanding accounts receivable.

d. Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations, since their liabilities are indexed to the volatility of the exchange rate, particularly the US dollar, which ended 2003 with a variation of 18.23%.

As a strategy for preventing and reducing the effects of fluctuations in the exchange rate, Management has adopted the policy of maintaining a natural hedge and structured swap operations with the

(In thousands of reais)

maintenance of indexed assets also susceptible to exchange variation, in conformity with the table below:

	2003	2002
A. Borrowings/financing in US dollars		
Parent company	264,809	187,561
Consolidated	183,225	87,789
B. Assets in US dollars		
Parent company	191,210	190,224
Consolidated	106,368	79,090
C. Swap operations		
Parent company	104,975	-
Consolidated	104,975	-
D. Calculated deficit (A-B-C)		
Parent company	(31,376)	(2,664)
Consolidated	(28,117)	8,699

1. The liability position (indexed to CDI) of the operation totals R$86,031 with the net position recorded in financial investments.
2. The liability position (indexed to CDI) of the operation totals R$30,063 with the net position recorded in the balance sheet.

e. Price risk

Petroflex, as a producer of "commodities", has its prices and main raw materials indexed to the prices practiced on the international market.

The eventual volatility of the exchange rate represents, in fact, a price risk that may compromise, positively or negatively, the results planned by Management.

f. Interest Rate Risk

The results of the Company and its subsidiaries are not susceptible to variations arising from borrowing and financing operations as they were contracted at fixed interest rates.

The Company and its subsidiaries use financial instruments to protect or reduce the financial costs of the financing operations.

30 Insurance coverage

The Company holds insurance policies contracted with the main insurance companies in Brazil, which were defined after specialized orientation, taking into consideration the nature and degree of risk involved. The work for evaluation of patrimony and risk analysis and reorganization of patrimony will begin in January 2004 and should be concluded by the beginning of April 2004,

(In thousands of reais)

which will permit reviewing the declared values at risk. The main insurance coverage is composed as follows:

	Risk covered	2002	2001
Inventories and stores	Fire, theft	93,960	56,459
Buildings and contents	Fire	363,270	363,270
Vehicles	Collision, civil liability	600	600
Civil liability	Civil liability	3,000	3,000
Transport (imports, exports and domestic)	Theft qualified (US$2,000 thousand per shipment)	5,778	14,133
Personal accidents	Body injury	30	30
		466,638	437,492

31 Leasing

The Company leases vehicles with the option of purchase through lease contracts. The position of this contract at December 31, 2003 is as follows: balance of contracted amounts R$215, charges R$87, remaining term of 36 months and an option to purchase/residual amount R$0.5.

* * *

Board of Directors

Roberto Prisco Paraiso Ramos - Presidente
Armando Guedes Coelho - Vice-Presidente
Sergio Arthur Ferreira Alves
Rogerio Affonso de Oliveira
Roberto Pinho Dias Garcia
Sergio Van Klaveren
Luiz Fernando Sanzogo Giorgi
Maurício Medeiros de Alvarenga
José Carlos Alves da Conceição

Administrative Council

Jussara Carvalho Salustino
Orlando de Souza Dias
José Octavio Vianello de Mello
Fernando Ney de Moraes Arruda
Marcos Oswaldo Barcellos Chaves

Composition of Senior Management

Chief Executive Officer	Sergio Van Klaveren
Director	Luiz Carlos Lopes
Director	Paulo Sergio Monteiro de Alvarenga
Director	Wanderlei Passarella

Jorge Macedo
Accountant
CRC-RJ 38.905-2

Petroflex Indústria e Comércio S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Interim Financial Statements for the Quarter Ended September 30, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohamtsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Directors of
Petroflex Indústria e Comércio S.A.
Duque de Caxias - RJ

1 We have performed a special review of the accompanying interim financial statements of Petroflex Indústria e Comércio S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2 We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3 Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4 The objective of our review was to issue a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The consolidated statements of cash flows and value added for the quarter and nine-month period ended September 30, 2004, respectively, presented for purposes of providing supplemental information on the Company and its subsidiaries, are not a required part of the interim financial statements. The consolidated statements of cash flows and value added for the quarter and nine-month period ended September 30, 2004, respectively, have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental financial statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements taken as a whole.

5 We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, and the statement of cash flow for the quarter then ended, presented for comparative purposes, and issued an unqualified review report thereon, dated July 20, 2004. The Company and consolidated statements of income, and the consolidated statements of value added for the quarter and nine-month period ended September 30, 2003 were reviewed by other independent accountants, whose review report thereon, dated October 10, 2003, was issued without qualification.

6 The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, October 19, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Amauri Froment Fernandes
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77
4 - STATE REGISTRATION NUMBER (NIRE) 33-3-0011973-6		

01.02 - HEAD OFFICE

1 - ADDRESS RUA MARUMBI, 600			2 - SUBURB OR DISTRICT CAMPOS ELISEOS	
3 - POSTAL CODE 25221-000	4 - MUNICIPALITY DUQUE DE CAXIAS			5 - STATE RJ
6 - AREA CODE 021	7 - TELEPHONE 2677-1241	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11 - AREA CODE 021	12 - FAX 2776-2663	13 - FAX	14 - FAX	
15 - E-MAIL petroflex@petroflex.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME LUIZ CARLOS LOPES				
2 - COMPLETE ADDRESS (Street, number, etc.) RUA MARUMBI, 600			3 - SUBURB DISTRICT CAMPOS ELISEOS	
4 - POSTAL CODE 25221-000	5 - MUNICIPALITY DUQUE DE CAXIAS			6 - STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 2776-3630	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
12 - AREA CODE 021	13 - FAX 2776-3404	14 - FAX	15 - FAX	
15 - E-MAIL llopes@petroflex.com.br				

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2004	12/31/2004	3	07/01/2004	09/30/2004	2	04/01/2004	06/30/2004
9 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES						10 - CVM CODE 00385-9	
11 - PARTNER RESPONSIBLE AMAURI FROMENT FERNANDES						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 174.625.417-34	

01.05 - CAPITAL COMPOSITION

1 - NUMBER OF SHARES (THOUSAND)	2 - CURRENT QUARTER 09/30/2004	3 - PRIOR QUARTER 06/30/2004	4 - SAME QUARTER IN PRIOR YEAR 09/30/2003
PAID-UP CAPITAL			
COMMON	472,591	472,591	472,591
PREFERRED	231,204	231,204	231,204
TOTAL	703,795	703,795	703,795
TREASURY SHARES			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
2 - SITUATION OPERATING
3 - NATURE OF OWNERSHIP PRIVATE NATIONAL
4 - ACTIVITY CODE 1180200 - PETROCHEMICALS, PLASTICS, RUBBER
5 - MAIN ACTIVITY PRODUCTION AND SALE OF ESLASTOMERS AND CHEMICALS
6 - TYPE OF CONSOLIDATION FULL CONSOLIDATION
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS UNQUALIFIED

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - INCOME	5 - BEGINNING OF THE PAYMENT	6 - TYPE OF SHARE	7 - INCOME PER SHARE
01	RCA	07/09/2004	INTEREST ON OWN CAPITAL	07/29/2004	ON	0,00900000000
02	RCA	07/09/2004	INTEREST ON OWN CAPITAL	07/29/2004	PN	0,00900000000

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	6 - NUMBER OF SHARES ISSUED (R$ thousand)	7 - SHARE PRICE ON ISSUE DATE (R$)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
October 19, 2004	LUIZ CARLOS LOPES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1	TOTAL ASSETS	948,608	941,621
1.01	CURRENT ASSETS	446,155	444,184
1.01.01	CASH AND CASH EQUIVALENTS	201,225	187,666
1.01.01.01	CASH AND BANKS	2,366	2,444
1.01.01.02	MARKETABLE SECURITIES	198,859	185,222
1.01.02	RECEIVABLES	99,186	127,610
1.01.02.01	ACCOUNTS RECEIVABLE – DOMESTIC MARKET	54,462	58,804
1.01.02.02	ACCOUNTS RECEIVABLE – FOREIGN MARKET	27,385	22,734
1.01.02.03	RELATED PARTIES/SUBSIDIARIES – FOREIGN MARKET	119,317	98,896
1.01.02.04	RELATED PARTIES/SUBSIDIARIES – FOREIGN LOANS	1,415	8,460
1.01.02.05	RELATED PARTIES/AFFILIATED COMPANIES – DOMESTIC MARKET	279	634
1.01.02.06	UNBILLED AMOUNTS	246	276
1.01.02.07	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(1,280)	(958)
1.01.02.08	ADVANCES ON EXPORT CONTRACTS	(85,767)	(46,619)
1.01.02.09	ADVANCES ON ACCOUNTS RECEIVABLE – VENDOR	(16,871)	(14,617)
1.01.03	INVENTORIES	113,776	100,490
1.01.03.01	FINISHED GOODS	48,466	39,886
1.01.03.02	RAW MATERIALS	39,599	38,905
1.01.03.03	CHEMICALS	12,648	11,850
1.01.03.04	PACKING MATERIAL	2,350	2,152
1.01.03.05	SUPPLIES	6,555	6,341
1.01.03.06	OTHER INVENTORIES	4,158	1,356
1.01.04	OTHER	31,968	28,418
1.01.04.01	RECOVERABLE ICMS (STATE VAT)	17,684	15,998
1.01.04.02	RECOVERABLE IPI (FEDERAL VAT)	155	-
1.01.04.03	DEFERRED CORPORATE INCOME TAX (IRPJ)	1,744	996
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION TAX (CSLL)	803	1,512
1.01.04.05	ADVANCES TO CUSTOMS BROKERS AND OTHER	261	332
1.01.04.06	RECEIVABLES FROM EMPLOYEES	2,271	1,205
1.01.04.07	PREPAID EXPENSES	1,072	1,494
1.01.04.08	AGREEMENTS	223	184
1.01.04.09	TAXES TRANSFERRED TO THIRD PARTIES	1,128	1,148

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1.01.04.10	WITHHOLDING INCOME TAX ON INVESTMENTS	3,575	2,654
1.01.04.11	COFINS (TAX ON REVENUE) ON PURCHASES	2,064	-
1.01.04.12	RECOVERABLE COFINS ON INVENTORIES	353	1,629
1.01.04.13	OTHER RECEIVABLES	635	1,266
1.02	LONG-TERM ASSETS	130,349	133,481
1.02.01	OTHER RECEIVABLES	15,506	13,586
1.02.01.01	MARKETABLE SECURITIES	175	170
1.02.01.02	FUNDS FROM CREDIT RIGHTS – PETROFLEX	15,331	13,416
1.02.02	RECEIVABLES FROM RELATED PARTIES	77,182	83,903
1.02.02.01	AFFILIATED COMPANIES	-	-
1.02.02.02	SUBSIDIARIES	77,182	83,903
1.02.02.02.01	RELATED PARTIES/SUBSIDIARIES – FOREIGN LOANS	77,182	83,903
1.02.02.03	OTHER RELATED PARTIES	-	-
1.02.03	OTHER	37,661	35,992
1.02.03.01	STATE INCOME SURTAX (AIRE)	130	1,287
1.02.03.02	RECOVERABLE FINSOCIAL (TAX ON REVENUE)	1,278	1,278
1.02.03.03	RECOVERABLE ICMS	112	112
1.02.03.04	DEFERRED IRPJ	24,547	22,418
1.02.03.05	DEFERRED CSLL	8,828	8,063
1.02.03.09	ESCROW DEPOSITS – LABOR	1,386	1,352
1.02.03.10	ESCROW DEPOSITS – ICMS	90	90
1.02.03.11	OTHER ESCROW DEPOSITS	971	971
1.02.03.12	ADVANCES TO CUSTOMS BROKERS AND OTHER	300	300
1.02.03.13	LOANS TO CUSTOMERS	19	121
1.03	PERMANENT ASSETS	372,104	363,956
1.03.01	INVESTMENTS	24,348	24,875
1.03.01.01	IN AFFILIATED COMPANIES	-	-
1.03.01.02	IN SUBSIDIARIES	20,123	20,650
1.03.01.02.01	PETROFLEX INTERNATIONAL LTD.	321	349
1.03.01.02.02	PETROFLEX TRADING S.A.	19,802	20,301
1.03.01.03	OTHER INVESTMENTS	4,225	4,225
1.03.01.03.01	CQR – CIA. QUÍMICA DO RECÔNCAVO BAHIANO	314	314
1.03.01.03.02	CINAL – CIA. ALAGOAS INDUSTRIAL	553	553
1.03.01.03.03	COMPULSORY DEPOSITS – ELETROBRAS	4,868	4,868

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1.03.01.03.04	VALUATION ALLOWANCE	(1,612)	(1,612)
1.03.01.03.05	OTHER	102	102
1.03.02	PROPERTY, PLANT AND EQUIPMENT	347,756	339,081
1.03.02.01	BUILDINGS AND IMPROVEMENTS	72,184	72,184
1.03.02.02	EQUIPMENT AND INSTALLATIONS	256,473	256,473
1.03.02.03	FURNITURE AND FIXTURES	859	859
1.03.02.04	VEHICLES	285	285
1.03.02.05	ACCUMULATED DEPRECIATION	(106,026)	(102,060)
1.03.02.06	LAND	27,500	27,500
1.03.02.07	EXPANSION PROJECTS	95,900	83,259
1.03.02.08	RIGHTS AND CONCESSIONS	581	581
1.03.03	DEFERRED CHARGES	-	-
2	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	948,608	941,621
2.01	CURRENT LIABILITIES	262,546	324,692
2.01.01	LOANS AND FINANCING	124,018	179,383
2.01.01.01	LOCAL CURRENCY	47,148	50,767
2.01.01.02	FOREIGN CURRENCY	76,870	128,616
2.01.02	DEBENTURES	-	-
2.01.02.01	FOREIGN CURRENCY	-	-
2.01.03	SUPPLIERS	76,555	67,982
2.01.04	TAXES PAYABLE	23,902	23,677
2.01.04.01	SOCIAL SECURITY CONTRIBUTION (INSS) IN INSTALLMENTS	5,122	4,983
2.01.04.02	SALARY PREMIUM FOR EDUCATION IN INSTALLMENTS	518	500
2.01.04.03	INSS	1,154	1,151
2.01.04.04	COFINS	-	749
2.01.04.05	IPI	2,067	1,827
2.01.04.06	PIS	-	348
2.01.04.07	ICMS	468	-
2.01.04.08	CORPORATE INCOME TAX	12,026	11,848
2.01.04.09	SOCIAL CONTRIBUTION TAX	1,304	1,199
2.01.04.10	OTHER TAXES	1,243	1,072
2.01.05	DIVIDENDS PAYABLE	251	91

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2.01.06	PROVISIONS	5,339	5,383
2.01.06.01	VACATION ACCRUAL	5,339	5,383
2.01.07	PAYABLES TO RELATED PARTIES	24,448	42,846
2.01.07.01	RELATED PARTIES/PARENT COMPANIES - DOMESTIC MARKET	22,992	34,328
2.01.07.02	RELATED PARTIES/SUBSIDIARIES - FOREIGN LOANS	1,415	8,460
2.01.07.03	RELATED PARTIES/SUBSIDIARIES - GUARANTEES AND SURETIES	41	58
2.01.08	OTHER	8,033	5,330
2.01.08.01	PAYABLES TO EMPLOYEES	7,921	4,929
2.01.08.02	OTHER	112	401
2.02	LONG-TERM LIABILITIES	416,915	372,090
2.02.01	LOANS AND FINANCING	55,484	30,993
2.02.01.01	LOCAL CURRENCY	41,097	10,709
2.02.01.02	FOREIGN CURRENCY	14,387	20,284
2.02.02	DEBENTURES	-	-
2.02.03	PROVISIONS	34,136	33,317
2.02.03.01	RESERVE FOR CONTINGENCIES	9,639	8,833
2.02.03.02	RESERVE FOR ACTUARIAL DEFICIT - PETROS	23,876	23,876
2.02.03.03	RESERVE FOR LEGAL FEES	621	608
2.02.04	PAYABLES TO RELATED PARTIES	77,182	83,903
2.02.04.01	RELATED PARTIES/SUBSIDIARIES - FOREIGN LOANS	77,182	83,903
2.02.05	OTHER	250,113	223,877
2.02.05.01	DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES ON REVALUATION RESERVE	7,241	7,286
2.02.05.02	TAXES AND CONTRIBUTIONS	242,872	216,591
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS' EQUITY	269,147	244,839
2.05.01	CAPITAL	152,702	152,702
2.05.02	CAPITAL RESERVES	9,178	5,992
2.05.02.01	TAX INCENTIVE RESERVE - INCOME TAX	5,190	2,004
2.05.02.02	RESERVE FOR FUTURE CAPITAL INCREASE	3,988	3,988
2.05.03	REVALUATION RESERVES	35,110	35,196

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2.05.03.01	OWN ASSETS	35,110	35,196
2.05.03.02	SUBSIDIARIES/AFFILIATED COMPANIES	-	-
2.05.04	PROFIT RESERVES	10,891	10,891
2.05.04.01	LEGAL	702	702
2.05.04.02	STATUTORY	-	-
2.05.04.03	FOR CONTINGENCIES	-	-
2.05.04.04	UNREALIZED PROFIT	-	-
2.05.04.05	PROFIT RETENTION	10,189	10,189
2.05.04.05.01	PROFIT RESERVE FOR EXPANSION	10,189	10,189
2.05.04.06	SPECIAL RESERVE FOR UNPAID DIVIDENDS	-	-
2.05.04.07	OTHER PROFIT RESERVES	-	-
2.05.05	RETAINED EARNINGS	61,266	40,058

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

1 - CODE	2 - DESCRIPTION	3 - FROM 07/01/2004 TO 09/30/2004	4 - FROM 01/01/2004 TO 09/30/2004	5 - FROM 07/01/2003 TO 09/30/2003	6 - FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	423,507	1,119,248	313,745	948,632
3.01.01	DOMESTIC MARKET	320,059	846,791	220,969	672,314
3.01.02	FOREIGN MARKET	93,625	245,495	85,591	255,634
3.01.03	UTILITIES AND SERVICES	9,823	26,962	7,185	20,684
3.02	DEDUCTIONS	(81,128)	(211,061)	(44,812)	(137,828)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	342,379	908,187	268,933	810,804
3.04	COST OF SALES AND/ OR SERVICES	(270,032)	(737,010)	(240,974)	(710,019)
3.05	GROSS PROFIT	72,347	171,177	27,959	100,785
3.06	OPERATING INCOME/(EXPENSES)	(39,631)	(91,357)	(22,434)	(59,112)
3.06.01	SELLING EXPENSES	(12,426)	(33,459)	(10,169)	(30,366)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(11,541)	(33,078)	(8,425)	(26,092)
3.06.03	FINANCIAL	(12,578)	(33,929)	(12,371)	(29,089)
3.06.03.01	FINANCIAL INCOME	(7,967)	22,664	6,589	(10,569)
3.06.03.01.01	FINANCIAL INCOME	4,160	22,316	4,496	13,266
3.06.03.01.02	EXCHANGE GAIN	(12,127)	348	2,093	(23,835)
3.06.03.02	FINANCIAL EXPENSES	(4,611)	(56,593)	(18,960)	(18,520)
3.06.03.02.01	FINANCIAL EXPENSES	(22,630)	(54,647)	(15,229)	(46,252)
3.06.03.02.02	EXCHANGE LOSS	18,019	(1,946)	(3,731)	27,732
3.06.04	OTHER OPERATING INCOME	1,691	15,879	8,491	26,700
3.06.05	OTHER OPERATING EXPENSES	(4,250)	(9,658)	(2,321)	(4,711)
3.06.06	EQUITY IN SUBSIDIARIES	(527)	2,888	2,361	4,446
3.07	INCOME FROM OPERATIONS	32,716	79,820	5,525	41,673
3.08	NONOPERATING INCOME/(EXPENSES)	35	429	128	112
3.08.01	INCOME	36	442	334	402

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISGRATION NUMBER (CNPJ)
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

1 - CODE	2 - DESCRIPTION	3 - FROM 07/01/2004 TO 09/30/2004	4 - FROM 01/01/2004 TO 09/30/2004	5 - FROM 07/01/2003 TO 09/30/2003	6 - FROM 01/01/2003 TO 09/30/2003
3.08.02	EXPENSES	(1)	(13)	(206)	(290)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	32,751	80,249	5,653	41,785
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(11,629)	(19,242)	(2,137)	(11,593)
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	-	-	-	-
3.12.01	PROFIT SHARING	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	6,334	6,334	-	-
3.15	NET INCOME	27,456	67,341	3,516	30,192
	NUMBER OF SHARES (THOUSAND)	703,795	703,795	703,795	703,795
	EARNINGS PER SHARE	0.03901	0.09568	0.00500	0.04290

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 – Operations

Petroflex Indústria e Comércio S.A. is a publicly-traded company engaged in the production of elastomers and other petrochemicals, sale of its own and third-party products, including imports and exports, provision of technical and administrative services, and investment in other companies.

2 – Presentation of financial statements

The interim financial statements have been prepared in thousands of Brazilian reais, unless otherwise stated, in accordance with the accounting practices established by the Brazilian corporate law and standards of the Brazilian Securities Commission (CVM). These accounting practices are consistent with those disclosed in the financial statements as of December 31, 2003, published in the official press on February 2, 2004.

The consolidated interim financial statements have been prepared in accordance with the consolidation principles established by Brazilian corporate law and standards of CVM Instruction No. 247/96, and include the interim financial statements of the Company and its wholly-owned subsidiaries Petroflex Trading Sociedad Anônima and Petroflex International Ltd.

3 – Marketable securities

Beginning September 2003, Petroflex structured its investments through the concentration in Exclusive Investment Funds (FAC) comprising shares in Financial Investment Funds (FIF) and foreign exchange hedge operations. The hedge operation was settled in September 2004.

Investments in the domestic market were remunerated at 98.5% of the CDI (interbank deposit rate) and investments in the foreign market were remunerated at an average 1.85% per year, plus US dollar exchange variation.

4 – Accounts receivable

As of September 30 and June 30, accounts receivable from commercial operations of the Company and its subsidiaries had the following aspects:

a. As of September 30 and June 30, the Company's four largest customers represent approximately 53% and 54%, respectively, of the sales in the domestic market.

b. Sales in foreign markets are made, mainly, through the subsidiary Petroflex Trading.

c. Petroflex has vendor operations with some of its main customers. The average cost of these operations in the period was 1.43% per month (1.32% per month as of June 30, 2004).

d. Petroflex conducted export pre-financing operations as mentioned in Note 10.a., offering as collateral the exports of its subsidiary Petroflex Trading. The operation, conducted in September 2003 in the amount of US$60,000, began having related exchange bills in April 2004.

   In December 2003, Petroflex set up a fund for investments in credit rights (referring to sales made) with amounts restated as of September 30, 2004 of R$104,909, of which R$89,578 in senior

quotas, targeted at qualified investors, and R$15,331 in subordinated quotas acquired by Petroflex, which will only be redeemed upon closing of the fund.

The target profitability for its investors is 104.5% of the CDI for the duration of the fund (3 years), and the contracted management fee is 0.23% per year.

The operation is based on the sale of part of the Company's receivables in the domestic market and aims to meet demands from the main customers for longer financing terms without resulting in an increase in the Company's working capital needs.

5 – Recoverable taxes

State income surtax (AIRE)

Refers to a favorable final and unappealable ruling on tax considered unconstitutional. It is in the phase of settlement by the State of Rio de Janeiro.

Finsocial (tax on revenue)

Refers to a favorable final and unappealable ruling on overpaid tax. It is awaiting a court ruling for receipt or offset against other federal taxes.

ICMS, IPI, PIS and COFINS

Refer to normal purchases and sales in the domestic market. In the nine-month period ended September 30, 2004, the Company used ICMS credits in the amount of R$11,673 (R$8,500 as of June 30, 2004) for acquisition of inputs.

6 – Deferred income and social contribution taxes

Deferred income and social contribution taxes resulting from tax loss carryforwards and temporary differences were recognized in conformity with CVM Instruction No. 371 of June 27, 2002 and

consider expectation of future taxable income, based on a technical study approved by management. The composition of deferred income and social contribution taxes is as follows:

	Company and consolidated	
	09/30/04	06/30/04
Current assets:		
Social contribution tax loss carryforwards	175	1,153
Other additions	2,372	1,355
	2,547	2,508
Long-term assets:		
Labor lawsuits	868	914
Tax lawsuits	24,389	21,449
Reserve for actuarial deficit - Petros	8,118	8,118
	33,375	30,481

During the first quarter of 2004, management reassessed the estimates for realization of the balance of the actuarial liability, and decided to record the deferred taxes on this liability.

The Company has tax losses resulting from the IPC/BTNF difference (Law No. 8200/91) in the amount of R$13,383 (R$13,148 as of June 30, 2004), whose deferred income tax asset of R$3,345 was not recognized since it is pending final ruling, as mentioned in Note 12.3.

For social contribution tax loss carryforwards in the amount of R$4,433 (R$17,249 as of June 30, 2004), the deferred social contribution tax asset of R$399 was not recognized since it is pending final ruling.

Income and social contribution taxes on income for the period are summarized as follows:

	IRPJ	CSL	IRPJ	CSL
	09/30/04	09/30/04	06/30/04	06/30/04
Income before taxes	80,249	80,249	47,498	47,498
Additions:				
Available/unavailable profits	2,888	2,888	3,415	3,415
Other additions	2,314	1,512	852	51
	5,202	4,400	4,267	3,466
Exclusions:				
Equity in subsidiaries	(2,888)	(2,888)	(3,415)	(3,415)
Other exclusions	(1,044)	(4,207)	(1,862)	(1,893)
	(3,932)	(7,095)	(5,277)	(5,308)
Taxable income	81,519	77,554	46,488	45,656
Income tax (15% plus 10% surtax)	20,380	–	11,622	–
Social contribution tax (9%)	–	6,980	–	4,109

The Company expects to recover the tax credit in the following years:

2004	2,547
2005	12,448
2006	20,880
2007	47
	35,922

7 – Investments

Subsidiaries

	09/30/2004						06/30/2004	
	Ownership interest (%)	Capital	Shareholders' equity	Net income	Equity in subsidiaries	Investment under the equity method	Equity in subsidiaries	Investment under the equity method
Petroflex Trading S.A.	100	1,566	19,950	3,330	2,891	19,802	3,391	20,301
Petroflex International Ltd.	100	-	321	-	(3)	321	24	349
		1,566	20,271	3,330	2,888	20,123	3,415	20,650

a. The subsidiaries are located abroad and their books are recorded in US dollars. The balances stated in Brazilian reais refer to the translation of the original amounts (US dollars) at the prevailing

exchange rate as of September 30, 2004 and June 30, 2004, respectively. Of the total Equity in Subsidiaries, R$293 is related to exchange loss on investment (gain of R$1,405 as of June 30, 2004).

b. The approved capital (US$50,000) for Petroflex International Ltd. had not been paid up as of September 30, 2004.

8 – Property, plant and equipment

Property, plant and equipment, stated at market value based on a technical report issued every four years, is depreciated at the annual average depreciation rate of 2.5% for buildings and improvements and 5.7% for other equipment.

Changes in property, plant and equipment are as follows:

	Company and consolidated	
	09/30/04	06/30/04
Balance at beginning of quarter	339,081	332,225
(+) Additions:	12,641	10,833
Cabo Plant	4,602	7,408
Duque de Caxias Plant	6,950	2,887
Triunfo Plant	1,089	538
(–) Depreciation	3,996	3,968
(–) Write-off	-	9
Balance at end of quarter	347,756	339,081

9 – Suppliers of materials and services

The main raw materials used by Petroflex in the production process are butadiene and styrene, which correspond to 47% and 18% of the cost of sales in the Company and consolidated financial statements, respectively. Butadiene and styrene are purchased from domestic and foreign suppliers. The balances payable to suppliers as of September 30, 2004 and June 30, 2004 are R$41,237 and R$43,234, respectively.

10 – Loans and financing

	09/30/2004		06/30/2004		
	Current	Long-term	Current	Long-term	Charges
Loans and financing					
Financing for property, plant and equipment:	11,055	44,904	14,297	15,531	
Local currency:	9,763	41,097	12,854	10,709	
BNDES-99/01 e 02/04	9,763	41,097	9,587	10,709	TJLP + 3.5% p.a.; TJLP + 5.0% p.a.; UMBND + 5.0% p.a.
Banco do Brasil	-	-	3,267	-	TR + 7.33% p.a.
Foreign currency:	1,292	3,807	1,443	4,822	
Exim-Bank	1,292	3,807	1,443	4,822	1.22% p.a. + Exchange variation + Libor
Financing for working capital:	112,963	10,580	165,086	15,462	
Foreign currency:	75,578	10,580	127,173	15,462	
Interest on advance on export contract	242	-	296	-	Exchange variation + 3.16% p.a.
Export prepayment	75,336	10,580	126,877	15,462	Exchange variation + 4.0% p.a. + Libor
Local currency:	37,385	-	37,913	-	
BNDES - EXIM	37,385	-	37,913	-	UMBND + 10.5% p.a. and TJLP + 10.5% p.a.
Company and consolidated	124,018	55,484	179,383	30,993	

Note: The financing from the BNDES-99/01, BNDES-02/04 (National Bank for Economic and Social Development) and BNDES-Exim, although contracted in local currency, has installments equivalent to R$4,223, R$10,288 and R$8,665, respectively, adjusted according to a basket of foreign currencies (UMBND).

The long-term portion matures as follows:

	Company and consolidated
2005	32,682
2006	8,309
2007	6,038
2008	4,682
2009	3,773
	55,484

The indices to which the loans and financing are pegged varied in the period as follows:

	%
TJLP - Long-term interest rate	0.9
UMBND – BNDES monetary unit	(8.4)
Exchange Variation - US$ against R$	(7.6)
LIBOR (6 months)	1.97
TR - a managed prime rate	0.65

a. Petroflex conducted export prepayment operations in the total amount of US$60,000 in 2003, equivalent to R$171,516 as of September 30, 2004, to be settled by September 2005 at the cost of exchange variation plus LIBOR and 4.00% per year. Advances on export contracts started being received in April 2004 and will be made in 12 equal installments. So far US$30,002 has been received, equivalent to R$85,767, recorded under the heading Advances on Export Contracts. As collateral for these operations, exports of the subsidiary Petroflex Trading S.A. were offered.

- The total amount recorded in current and long-term in liabilities of R$86,158 (R$142,635 as of June 30, 2004) includes interest of R$242 (R$296 as of June 30, 2004).

b. The Company conducted hedge operations in order to avoid risks with exchange rate fluctuations for the prepayment operation conducted in September 2003. This hedge operation was settled in September 2004.

11 – Related-party transactions

The transactions of Petroflex Indústria e Comércio S.A. with related parties during the periods are composed as follows:

Company

	September 30, 2004							
			Loan agreements Assets		Loan agreements, surety and guarantee Liabilities			
	Accounts receivable	Suppliers	Current	Long-term	Current	Long-term	Purchases/ services	Sales/ services
Braskem S.A.	-	13,310	-	-	16	-	270,662	-
Suzano Química Ltda.	-	-	-	-	16	-	-	-
Petroflex Trading S.A.	119,317	-	-	-	-	-	-	190,175
Unipar Comércio e Distribuidora S.A.	279	-	-	-	9	-	-	9,093
Petroflex International Ltd.	-	-	1,415	77,182	1,415	77,182	-	-
Petroquímica União S.A.	-	6,345	-	-	-		55,476	
Resitec Indústria e Comércio Ltda.	-	3,337	-	-	-	-	28,982	-
	119,596	22,992	1,415	77,182	1,456	77,182	355,120	199,268

	June 30, 2004							
			Loan agreements Assets		Loan agreements, surety and guarantee Liabilities			
	Accounts receivable	Suppliers	Current	Long-term	Current	Long-term	Purchases/ services	Sales/ Services
Braskem S.A.	-	25,745	-	-	23	-	166,391	-
Suzano Química Ltda.	-	-	-	-	23	-	-	-
Petroflex Trading S.A.	98,896	-	-	-	-	-	-	117,326
Unipar Comércio e Distribuidora S.A.	634	-	-	-	12	-	-	5,654
Petroflex International Ltd.	-	-	8,460	83,903	8,460	83,903	-	-
Petroquímica União S.A.	-	5,090	-	-	-		34,490	
Resitec Indústria e Comércio Ltda.	-	3,493	-	-	-	-	18,514	-
	99,530	34,328	8,460	83,903	8,518	83,903	219,395	122,980

Balances and transactions with related parties in the consolidated correspond to the aforementioned information, excluding the subsidiaries Petroflex Trading Sociedad Anonima and Petroflex International Ltd. Therefore, there are no transactions between the subsidiaries and the other unconsolidated companies of the Group.

12 – Taxes payable – Long-term

The amounts are as follows:

	Company and consolidated	
	09/30/04	06/30/04
IPI (preliminary court authorization)	217,266	190,588
INSS - Payment in installments	8,964	9,966
Income tax (IPC/BTNF)	12,742	12,144
Salary premium for education (payment in installments)	1,684	1,751
Other	2,216	2,142
	242,872	216,591

12.1 IPI

In a joinder with other companies, the Company has filed a lawsuit against the Federal Government to obtain the right to record credits of federal VAT (IPI), generated upon the acquisition of products that are either exempt or have a zero rate, for offset against IPI payable on shipment of products and against other taxes managed and collected by the Federal Revenue Service (Law No. 9430/96; Provisional Measure No. 1788 and Regulatory Instruction No. 21/79).

In August 1999, the Judiciary Power granted a preliminary court authorization for such effects, prior to the final decision in question, in the manner so requested, so that the Federal Government, through its agents and public authorities, must abstain from assessments for those IPI credit installments that are offset in the course of the lawsuit, and, likewise, must refrain from imposing penalties for conducting such offset, unduly registering the Company in records as being delinquent, or refusing to grant clearance certificates related to the IPI installments offset against other IPI installments due and other taxes and contributions of the same type.

On March 29, 2000, the Federal Court of Appeals declared the aforementioned preliminary court authorization suspended, and the Company stopped offsetting, as of that date, said credits, and the offsets already made remained sub judice, pending the final ruling.

On July 11, 2000, a lower court decision on the ordinary lawsuit filed against the Federal Government was published in the Federal Official Gazette, ruling partially in favor of the plaintiff and almost fully accepting the request formulated by the Company.

On November 27, 2000, a ruling was issued on the Appeal against Court Regulations filed by the Company against the suspension effect of the Bill of Review filed by the Federal Government that had suspended the effects of the preliminary court authorization granted. The Federal Regional Court of the Second Region unanimously ruled in favor of the Appeal against Court Regulations, reestablishing the effects of the preliminary court authorization, ruled that the Bill of Review filed by the Federal Government was groundless. The Company is awaiting judgment by the Federal Regional Court of the Second Region on the appeals filed by the parties against the ruling.

As of September 30, 2004, the Company had already offset R$163,082 (R$141,986 as of June 30, 2004) and has recognized a provision for interest and fines in the amount of R$54,184 (R$48,602 as of June 30, 2004).

12.2 INSS in installments and salary premium for education – preliminary court authorization

In June 1999, a federal court granted a preliminary authorization, prior to the final decision, regarding the salary premium for education, which deals with the request for exemption from the aforementioned contribution. Due to this authorization, the Company offset its social security contribution (INSS) and the salary premium for education.

On June 7, 2000, a lower court decision on the ordinary lawsuit filed against the Federal Government was published in the Federal Official Gazette, ruling partially in favor of the plaintiff and almost fully accepting the request formulated by the Company.

As of January 2, 2002, the Company had offset R$14,204.

On January 15, 2002, a second-instance court ruled against the Company with regard to the preliminary decision on the salary premium for education. Immediately, the Company stopped offsetting credits, and voluntarily reported to the National Institute of Social Security (INSS) and to the National Fund for Development of Education (FNDE), with the objective of payment in installments, in 60 months, the contributions that had not been paid as a result of the aforementioned offset of credits. The request to the INSS for payment in installments was approved in July 2002, and the

balance payable recorded in liabilities as social security contribution (INSS) in installments, in the amount of R$5,122 (R$4,983 as of June 30, 2004) in current and R$8,964 (R$9,966 as of June 30, 2004) in long-term.

The request to the FNDE for payment in installments was approved in January 2004, and the balance payable is recorded in liabilities under Salary premium for education in installments, with R$518 in current and R$1,684 in long-term.

12.3 Income tax (IPC/BTNF)

The Company, based on the opinion of its legal counsel, understands it has IPC/BTNF tax credits in the amount of R$11,152 resulting from Law No. 8200/91 and Decree No. 332/91, article 39, paragraph 2, arising from disposals of property, plant and equipment. These credits should be used directly for offset against taxable income, without considering the time limit of 1998, imposed by article 457, paragraph 2 of Decree No. 3000/99, and not considering the limit of 30% for offset of losses and tax credits defined by Law No. 9065/95.

Accordingly, the Company filed a lawsuit whose ruling thereon in May 2002 was unfavorable, and consequently filed an appeal. After the Federal Government presents its counterarguments, the case will have to be submitted to the Federal Court of Appeals of the Second Region for judgment.

In 2002, the Company also filed for an injunction for this and subsequent years, obtaining a favorable decision on the requested injunction.

The Company offset the income tax for the years 1999, 2001 and 2002 in the amount of R$12,742 (R$12,144 in June 2004), restated, and still has a tax credit of R$3,345.

13 – Contingencies

13.1 The Company is defending itself against several assessment notices issued by tax authorities related to questioning of IRPJ, ICMS and Import Tax (II), as well as labor lawsuits in the approximate amount of R$26,988, of which R$9,639 is estimated as probable loss.

Management, based on the opinion of its legal counsel, understands that as of September 30, 2004, due to the uncertainty inherent in tax matters, it is difficult to predict the outcome of the proceedings involving Petroflex Indústria e Comércio S.A. at the current stage, due to the complexity and diversity of their content. Management also understands that the appropriate legal actions and measures that have already been taken in each situation are sufficient to preserve the Company's assets, and no indication exists of the need to recognize any additional reserve for contingencies in relation to that recognized in the amount of R$17,349.

The main ongoing proceedings and lawsuits for which the chances of loss are considered as probable are as follows:

	Company and consolidated	
	09/30/04	06/30/04
Tax assessment notices - Income tax and Import tax	6,107	6,026
Labor lawsuits	2,554	2,689
Other	978	118
	9,639	8,833

The Company has a surety agreement with a financial institution in the amount of R$8,124, to cover administrative appeals for tax assessments by the Federal Revenue Service.

13.2 Credit Right PIS/PASEP

Based on a decision issued by the Federal Revenue Service, which recognized a credit right related to undue taxation, the Company recorded in 1999 the credit right related to the difference between the amounts paid as PIS/PASEP (tax on revenue) of the Caxias and Triunfo units, based on Decree-Laws No. 2445/88 and 2449/88, whose effect was suspended by Resolution No. 49/95 of the Federal Senate, and those due in accordance with Complementary Law No. 7/70.

On March 21, 2000, the Federal Revenue Service issued a new decision stating that the aforementioned right was partially expired and, on June 8, 2000, issued another decision, authorizing offset of the credits up to the limit of R$740, adjusted through September 30, 1999.

Management, based on an opinion by its lawyers, that the period subject to review is 10 years from the dates of the respective taxable events, which is supported by favorable jurisprudence of the Superior Court of Justice, understands that loss on this case is remote, and is claiming before the Board of Tax Appeals that the right of use of the credits, initially authorized by the Federal Revenue Service in the amount of R$34,236, is clear and certain, and was fully offset against Income Tax, PIS and IPI through May 2001, when it reached R$40,336, adjusted by the SELIC rate. Considering the same adjustment rate, this amount as of September 30, 2004 is R$67,431.

The voluntary appeal filed by the Company obtained from the Second Board of Tax Appeals a partial favorable ruling for recognition of the semi-annual payment of PIS and the period of 10 years to claim refund. The proceeding will return to the unit of origin of the Federal Revenue Service so that the proper authority may judge its merit, i.e., perform the calculations of the overpaid PIS based on the decision passed by this Board. At present, the proceeding is with the Attorney of the National Treasury awaiting his consideration.

As in the aforementioned matter, the Company is claiming in an administrative proceeding refund of PIS for the Cabo de Santo Agostinho unit in the total amount of R$10,920. Supported by an opinion by its lawyers, the Company recorded as of September 30, 2004 part of this credit right in the amount of R$2,225, offset against COFINS payable, as a credit to Other Operating Income, net of R$112 for lawyers' fees.

14 – Pension plan and post-retirement benefits for employees

Petroflex Indústria e Comércio S.A. sponsors Fundação PETROBRAS de Seguridade Social – PETROS, a multi-sponsored defined benefit plan, including a solidarity clause between sponsors, and whose main sponsor is PETROBRAS – Petróleo Brasileiro S.A., whose participation in the plan is approximately 90%. The Company also sponsors PREVINOR – Associação de Previdência Privada, a defined contribution and also defined benefit plan; in this latter case, only three employees participate. On August 29, 2002, the Agreement of Separation of Assets with PETROS and the other sponsors of the plan was signed, as previously approved by the Board of Directors, which was subsequently approved by the Secretaria for Social Security and Supplementary Benefits.

As required by Resolution No. 371 of the Brazilian Securities Commission, which approved Accounting Procedure Standard (NPC) No. 26 of IBRACON – "Accounting for employee benefits", the Company elected to record in shareholders' equity at the end of 2001 the actuarial deficit of the PETROS plan, in the amount of R$23,793. The Company's actuarial deficit for the quarter ended September 30, 2004 was recalculated by the independent actuaries of the private pension entities; however, since the Company considered immaterial the difference between the amount for the current quarter and that recorded as of December 31, 2003, it elected not to perform any adjustment, maintaining the reserve of R$23,876.

The contribution by Petroflex to Petros in the period ended September 30, 2004 was R$1,425.

15 – Shareholders' equity

a. Capital

Subscribed and paid-up capital is represented by 472,591,080 common shares and 231,204,413 preferred shares, totaling 703,795,493 registered shares without par value.

b. Profit reserves

- Legal reserve

Recognized at the rate of 5% of net income for the year after offset of accumulated deficit, in accordance with article 193 of Law No. 6404/76, up to the limit of 20% of capital.

- Profit retention reserve

Maintained for future investments foreseen in the capital budget, recognized under article 196 of Law No. 6404/76. As of December 31, 2003 the amount reserved was R$10,189.

c. Dividends

Preferred shares have no voting rights but have priority in the distribution of dividends, which are at least 10% higher than those attributed to common shares, in accordance with item II, paragraph 1, article 17 of Law No. 6404/76, with the new wording of Law No. 10,303/01. The bylaws determine the distribution of a minimum dividend of 25% of net income for the year, adjusted in accordance with article 202 of Law No. 6404/76.

The Board of Directors' Meeting on July 19, 2004 approved the payment of interest on own capital in the amount of R$6,334.

16 – Net revenue from sales and cost of sales

Company

	09/30/2004				09/30/2003			
	Quantity sold (Tons)(*)	Net revenue	Total cost	Gross profit	Quantity sold (Tons)(*)	Net revenue	Total cost	Gross profit
Domestic market	189,288	642,628	(512,485)	130,143	165,528	538,826	(458,524)	80,302
Foreign market	76,608	245,495	(210,788)	34,707	88,545	255,634	(240,229)	15,405
Services and utilities	-	20,064	(13,737)	6,327	-	16,344	(11,266)	5,078
	265,896	908,187	(737,010)	171,177	254,073	810,804	(710,019)	100,785

Consolidated

	09/30/2004				09/30/2003			
	Quantity sold (Tons)(*)	Net revenue	Total cost	Gross profit	Quantity sold (Tons)(*)	Net revenue	Total cost	Gross profit
Domestic market	189,288	642,628	(512,485)	130,143	165,528	538,826	(458,523)	80,300
Foreign market	78,610	258,879	(216,672)	42,207	87,444	261,502	(236,269)	25,233
Services and utilities	-	20,064	(13,737)	6,327	-	16,344	(11,266)	5,081
	267,899	921,571	(742,894)	178,677	252,972	816,672	(706,058)	110,614

The Company's commercial area is structured in business units. As of September 30, 2004 sales in tons were as follows (consolidated):

	Domestic market (*)		Foreign market (*)		Total (*)	
Segments	09/30/04	09/30/03	09/30/04	09/30/03	09/30/04	09/30/03
Tires/Treads	135,340	124,700	54,677	65,843	190,017	190,543
Other	53,948	40,828	23,933	21,601	77,881	62,429
	189,288	165,528	78,610	87,444	267,898	252,972

	Domestic market (*)		Foreign market (*)		Total (*)	
Class	09/30/04	09/30/03	09/30/04	09/30/03	09/30/04	09/30/03
Basic	160,448	143,384	64,169	76,494	224,617	219,878
Performance	28,622	21,998	11,775	8,617	40,397	30,615
Special	218	146	2,666	2,333	2,884	2,479
	189,288	165,528	78,610	87,444	267,898	252,972

Physical sales made by the Company are geographically distributed as follows:

	% (*)	
	09/30/04	09/30/03
Brazil	70.7	65.3
South America	12.6	13.1
North America	4.1	5.2
Europe	4.7	4.5
Asia/Oceania	7.6	11.7
Africa	0.3	0.2
	100.0	100.0

(*) Not reviewed by Independent Accountants

17 – Selling expenses

	Company		Consolidated	
	09/30/04	09/30/03	09/30/04	09/30/03
Material	52	53	52	53
Personnel	3,231	2,922	3,231	2,922
Freight, warehousing and other expenses	27,201	25,573	31,564	27,745
Third-parties services and sundry charges	2,793	1,771	2,793	1,771
Taxes, depreciation and amortization	182	47	182	47
	33,459	30,366	37,822	32,538

18 – General and administrative expenses

	Company		Consolidated	
	09/30/04	09/30/03	09/30/04	09/30/03
Material	620	681	620	681
Personnel	13,712	10,252	13,712	10,252
Third-parties services and sundry charges	12,696	9,481	13,159	9,493
Taxes	4,783	4,442	4,783	4,442
Depreciation and amortization	1,267	1,236	1,267	1,236
	33,078	26,092	33,541	26,104

19 – Financial Income (Expenses), Net

	Company		Consolidated	
	09/30/04	09/30/03	09/30/04	09/30/03
Financial income				
Interest on intercompany loans	6,826	5,866	-	-
Income from marketable securities	14,025	5,464	14,064	6,047
Other income	1,465	1,936	1,465	1,936
Total financial income	22,316	13,266	15,529	7,983
Exchange variation, net				
Exchange gain:				
On exports	1,176	(7,368)	1,174	(7,368)
On intercompany loans	(826)	(16,467)	-	-
On accounts receivable - Trading	(2)	-	-	
On foreign investments	-	-	(255)	(3,048)
	348	(23,835)	919	(10,416)
Exchange loss:				
On financing for working capital	(2,019)	6,683	(2,019)	6,683
On imports	204	-	204	-
On financing for fixed assets	66	8	66	8
On other exchange variations	(237)	-	(237)	-
On debentures	(786)	4,574	(786)	4,574
On intercompany loans	826	16,467	-	-
	(1,946)	27,732	(2,772)	11,265
Total exchange variation, net	(1,598)	3,897	(1,853)	849
Financial expenses				
Interest:				
On financing for fixed assets	(2,720)	(2,757)	(2,720)	(2,757)
On financing for working capital	(10,883)	(7,643)	(10,883)	(7,643)
On swap operations	-	(6,292)	-	(6,292)
On contingent liabilities	(17,441)	(18,446)	(17,441)	(18,446)
On debentures	(228)	(2,856)	(228)	(2,856)
Negative goodwill of FIDC	(9,194)	-	(9,194)	-
Interest on own capital	(6,334)	-	(6,334)	-
On intercompany loans	(6,827)	(5,866)	-	-
	(53,627)	(43,860)	(46,800)	(37,994)
Other expenses	(1,020)	(2,392)	(989)	(2,790)
	(54,647)	(46,252)	(47,789)	(40,784)

	Company		Consolidated	
	09/30/04	09/30/03	09/30/04	09/30/03
	(33,929)	(29,089)	(34,113)	(31,952)

20 – Other operating income (expenses)

	Company		Consolidated	
	09/30/04	09/30/03	09/30/04	09/30/03
Federal VAT (IPI) credit related to export incentive	5,678	22,887	5,678	22,887
State VAT (ICMS) incentive for the Cabo Plant - PE	1,420	1,701	1,420	1,701
Gain on judicial and administrative lawsuits	2,113	649	2,113	649
Expenses on labor provisions	(1,674)	(600)	(1,674)	(600)
PIS/COFINS (taxes on revenue) (expense)/income on other operating/financial income	1,155	(616)	1,155	(616)
Expense on stoppage of plants	-	(1,874)	-	(1,874)
Interest on lawsuits	(998)	(1,370)	(989)	(1,370)
Fines on taxes	(1,707)	-	(1,707)	-
Other income	234	1,212	632	878
	6,221	21,989	6,619	21,655

21 – Cash generation

	Company		Consolidated	
	09/30/04	09/30/03	09/30/04	09/30/03
Net revenue	908,187	810,804	921,571	816,672
Gross profit	171,177	100,785	178,677	110,614
Operating expenses (selling, administrative, equity in subsidiaries, other operating income and profit sharing)	(57,428)	(30,023)	(64,744)	(36,987)
EBIT	113,749	70,762	113,933	73,627
Depreciation/amortization(*)	11,226	11,781	11,226	11,781
EBITDA	124,975	82,543	125,159	85,408
Margin (EBITDA/net revenue)	13.76%	10.18%	13.58%	10.46%

(*) Net of PIS/COFINS, in the amount of R$685 in 2004.

22 – Financial instruments

Among the risk factors affecting the results of the Company and its subsidiaries, the exchange rates may generate significant effects, since their liabilities are linked to the exchange fluctuation, mainly the US dollar, which closed the third quarter of 2004 with a variation of 8.0%.

As a strategy for preventing and reducing the effects of fluctuations in the exchange rate, Management has adopted the policy of maintaining a natural hedge and structured swap operations with the maintenance of indexed assets also susceptible to exchange variation, in conformity with the table below:

	09/30/04	06/30/04
A. Loans/financing in US dollars		
Company	169,854	241,264
Consolidated	91,257	148,900
B. Assets in US dollars		
Company	140,020	189,634
Consolidated	77,559	89,025
C. Swap operations		
Company	13,964	91,118
Consolidated	13,964	91,118
D. Calculated deficit (A-B-C)		
Company	15,870	(39,488)
Consolidated	(266)	(31,243)

23 – Insurance coverage (not reviewed by independent accountants)

The Company holds insurance policies contracted with the main insurance companies in Brazil, at coverages defined under the guidance of insurance specialists and taking into account the nature and involved degree of risk. The principal insurance coverages are as follows:

	Risk covered	09/30/04
Inventories and warehouses	Fire, theft	93,876
Buildings and contents (own)	Fire	753,059
Vehicles	Collision, civil liability	1,000
Civil liability	Civil liability/operations	5,000
Transport (imports, exports and domestic)	Theft and aggravated robbery (value per shipment – US$2,000,000)	5,717
Personal accidents	Bodily injury	50
		858,702

Members of the Board of Directors

Armando Guedes Coelho - Chairman
Roberto Prisco Paraíso Ramos - Vice Chairman
Sergio Arthur Ferreira Alves
Roberto Lopes Pontes Simões
Roberto Pinho Dias Garcia
Sergio Van Klaveren
Luiz Fernando Sanzogo Giorgi
Maurício Medeiros de Alvarenga
José Carlos Alves da Conceição

Members of the Fiscal Council

Ismael Campos de Abreu
Orlando de Souza Dias
José Octávio Vianello de Mello
Fernando Ney de Moraes Arruda
Marcos Oswaldo Barcellos Chaves

Executives

Chief Executive Officer	Sergio Van Klaveren
Director	Luiz Carlos Lopes
Director	Paulo Sergio Monteiro de Alvarenga
Director	Wanderlei Passarella

Jorge Macedo
Accountant

05.01 - COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

PERFORMANCE IN THE THIRD QUARTER OF 2004

HIGHLIGHTS

Sales and Revenue – Physical sales of elastomers totaled 92,500 tons in 3Q04, 8% higher than in 3Q03. For the first three quarters of the year, the volume sold totaled 267,900 tons, representing growth of 6% in relation to the same period in 2003. This performance reflects the 14% growth in domestic sales of elastomers, especially to the segments of treads (retreading of tires), modification of plastics (for production of electric appliances and disposable plastic cups) and adhesives. In exports, the decrease was due to logistical issues (lack of containers). The increase in volume and the realignment of elastomer prices, which accompanied the evolution of raw material prices, provided for higher net revenue, which totaled R$921.6 million in the period from January to September 2004, a 13% improvement in relation to net revenue in the same period last year.

EBITDA – Operating cash flow reached R$51.3 million in 3Q04, a margin of 14.9%, compared to 14.4% in the prior quarter. In the period from January to September 2004, EBITDA totaled 125.2 million, with growth of 46.5% in relation to the same period of 2003. The net debt/EBITDA ratio over the last 12 months reached 1.1, the lowest level in the Company's history since its privatization.

Net income – Net income in 3Q04 was R$27.5 million, 40% higher than in the prior quarter, mainly due to the growth in sales of high performance and special elastomers, whose margins are higher. In the first nine months of 2004, net income totaled R$67.3 million, 123% higher than in January to September 2003, with a net margin of 7.3%, surpassing the 3.7% net margin in the same period last year.

CURRENT SCENARIO

Heightened demand in the domestic and international markets and a rise in monomer prices were reflected in the recovery of elastomer prices and contributed to Petroflex's good performance in the period from January to September 2004.

Internal Demand for, and Exports and Brazilian Production of SBRs and BRs

In tons

	9M04	9M03	% Change (9M04)/(9M03)
Domestic Sales	177,388	156,478	13
Imports	56,617	47,837	18
Domestic Demand	234,005	204,315	15
Exports	64,900	79,847	(19)
Domestic Production	242,288	236,325	3

05.01 - COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

The restriction of raw materials and operating adjustments performed at the plant in Pernambuco, for the implementation of a new production line and a change in the mix, resulted in an adaptation period, which obliged the Company to adjust its customer portfolio to production. The impossibility of Petroflex fully serving the market led to an increase in elastomer imports.

On the economic scene, the segments most affected by the credit restriction policy that prevailed in 2003 were those that displayed the greatest recovery in the period from January to September 2004, as a result of the recovery in activity in consumer goods industries, such as textiles (where latex is most used) and electric appliances, with the greatest use of BR-GP (plastic grade).

The tire and treads sectors continued their upward trajectory in 2004. Tire producers maintained the pace of exports, and the automobile industry set a new record in September, with production of 203,000 units, according to sector association Anfavea, totaling 1,626,900 units in 9M2004, 22% more than in the same period in 2003.

Despite the growth in Brazilian vehicle production, Petroflex's sales to the tire segment slipped 9.8% compared to the period from January to September 2003, due to the shortage of butadiene, preventing demand from being fully met. New investments in tire production in Brazil have been announced, which will lead to increased demand in coming years.

The footwear sector has been recovering from the losses of 2003, both in the domestic market and in the foreign market. Exports in the period from January to September 2004 grew 45% in relation to the same period last year, proving the sector's robustness in the current period, with positive impacts on prices.

Petroflex opened new trade fronts in the international market, resulting in the sale of rubber to various consumption sectors and the development of some grades for the asphalt modification segment.

The adhesive and sealant segment remains strong in the domestic market. New customers for "Liquiflex" were gained, creating a good outlook for sales in the next quarter. The plant is operating at full capacity.

In the foodstuff sector, the "Flexgum" line, produced by hot emulsion polymerization, is being approved in some large consuming companies around the world. Currently, Petroflex has regular sales to two of the world's major gum base producers.

Production

In 3Q04, total production of elastomers reached 95,100 tons, 8.6% more than in the prior quarter. In the first nine months of the year, production totaled 267,000 tons.

The main elastomers produced by Petroflex – SBRs and BRs – accounted for 94% of total production in the period from January to September 2004, equivalent to 251,000 tons. The use of installed capacity went from 96% to 95%. We point out that with the expansion of the production unit in Cabo, State of Pernambuco, by 35,000 tons, Petroflex's total elastomer production capacity reached 411,000 tons.

05.01 - COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

SALES

In 3Q04, Petroflex sold 92,500 tons, a volume 7.4% higher than in the prior quarter. In the period from January to September 2004, 267,900 tons of elastomers were sold, of which 71% were for the domestic market, 6 percentage points higher than the same period last year. Performance in the domestic market reflected the upswing in the Brazilian economy, especially in the segments of plastics modification (electric appliances), footwear and textiles.

An analysis of the Company's sales by class reveals that, in line with the Company's strategic planning for 2003-2007, sales of high-performance and special elastomers, whose margins are greater, grew 32% and 16%, respectively, in the period from January to September 2004 compared to the same period last year.

Sales (000 tons)	9M04	9M03	% Change
Basic	224,617	219,878	2.2
High-Performance	40,397	30,615	32.0
Special	2,884	2,479	16.3
Total	267,898	252,972	5.9

REVENUE

The increase in sales volume in the period from January to September 2004, due to heightened demand, along with the realignment of elastomer prices, had a positive impact on the Company's revenue. Total gross revenue in the period from January to September 2004 was R$1,132.6 million, 18.7% higher than in the same period in 2003. Net revenue totaled R$921.6 million, up 12.8% from the same period in 2003.

COST OF SALES, GROSS PROFIT AND MARGIN

The shortage of butadiene and greater global demand for styrene, especially by China due to heightened consumption of polystyrene, had a strong impact on costs. The average cost of the main raw materials in 3Q04 represents a nominal increase in relation to the prior quarter: 6.7% for butadiene, 17.9% for styrene and 6.4% for acrylonitrile. Despite the higher costs, gross margin in 3Q04 reached 21.8%, 1.6 percentage points higher than in the prior quarter.

The gross margin in 3M04 reached 19.4%, 5.9 percentage points higher than in the prior quarter 2003.

OPERATING EXPENSES

Operating expenses totaled R$27.6 million in 3Q04, 32.6% higher than in the prior quarter. This growth reflects the increase in selling expenses, due to the increase in exports, and administrative expenses, due to higher CPMF (tax on bank transactions) expenses. In 9M04, net operating expenses grew 75% in relation to the period from January to September 2003, when operating revenue of

R$21.7 million was recorded due to an IPI (federal VAT) credit related to an export incentive (R$5.7 million in 2004).

Cash Generation

Cash generation in terms of EBITDA reached R$51.3 million in 3Q04. The EBITDA margin increased from 14.4% in 2Q04 to 14.9% in 3Q04. In 9M04, EBITDA was R$125.2 million, and the EBITDA Margin/Net Operating Income ratio was 13.6%, up 3.1 percentage points in relation to the period from January to September 2003, mainly thanks to growth in net operating income.

Net Income

Consolidated net income in 3Q04 was R$27.5 million, and the net margin was 8%. In the period from January to September 2004, net income totaled R$67.3 million, with a net margin of 7.3%, an increase of 3.6 percentage points compared to the same period in 2003.

	3Q04	2Q04	Change (p.p.)	9M04	9M03	Change (p.p.)
Gross Margin	21.8%	20.2%	1.6	19.4%	13.5%	5.9
EBIT Margin	13.8%	13.2%	0.6	12.4%	9.0%	3.4
EBITDA Margin	14.9%	14.4%	0.5	13.6%	10.5%	3.1
Net Margin	8.0%	6.6%	1.4	7.3%	3.7%	3.6

Indebtedness

Net indebtedness as of 09/30/04 totaled R$163.0 million (US$57 million), representing a 2.5% increase compared to the end of June 2004. Currently, all the Company's liabilities denominated in foreign currency are covered by hedge operations. The degree of leverage (net debt/EBITDA) was 1.1 as of September 2004.

Net financial expenses in 3Q04 were R$8.4 million, R$1.8 million lower than in the quarter ended 06/30/04. A highlight was the payment of interest on capital in July in the amount of R$6.3 million and the 7.6% appreciation of the Brazilian real in relation to the US dollar in 3Q04, which had a positive effect of R$3.7 million. In 9M04, net financial expenses reached R$27.8 million, 13.1% less than in the same period last year.

Investments

In the period from January to September 2004, the Company invested R$31.5 million. Of this amount, 78% was used in improvements of three production units, 17% in the IT area, 3% in research & development and technical service, and the remainder was invested in additional equipment and other areas. It is important to point out that in 3Q04, the Brazilian Development Bank (BNDES) released R$33 million in funds, which were included in the 2002-2004 investment program.

05.01 - COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

Capital Market and Corporate Governance

The average price of Petroflex class A registered preferred shares (PNA) in September 2004 was R$552 per thousand shares, appreciating 78% over the last 12 months. The Company's shares were traded in 22% of the trading sessions on the São Paulo Stock Exchange (Bovespa) in the period from January to September 2004, representing financial volume of R$3,466,000. The Company's market value grew from R$190 million (9M03) to R$387 million in the period from January to September 2004.

Petroflex held a teleconference with analysts and investors, and conducted a visit to the plant in Duque de Caxias, State o Rio de Janeiro, in 3Q04, in which participants saw the Company's facilities and attended a lecture on the BSC (Balanced Scorecard) indicators.

Social Responsibility

September was a month of achievements for Petroflex. It reopened the São Miguel Arcanjo do Engenho Novo Chapel, built in the early 17th century on the banks of the Pirapama River, in the town of Cabo de Santo Agostinho, State of Pernambuco. The chapel was fully refurbished and may once again host community celebrations and events, in addition to receiving visits by tourists.

In Addition, the Company won the following awards:

- The Environmental Quality Ecology Medal, awarded by the National Order of Ecological and Environmental Merit, for ecological projects developed by Petroflex in Duque de Caxias, State of Rio de Janeiro;
- FINEP Technological Innovation Award for the Southeast Region – 2nd place, for the project "Development of SBR Technology in Hot Emulsion"; and
- Good Citizen Company Certificate granted by the Regional Accounting Council (CRC-RJ) to Petroflex for the second year in a row, for the preparation of its social balance sheet within standards established by the CRC-RJ, Firjan (Rio de Janeiro Federation of Industries) and Fecomércio (Rio de Janeiro Federation of Commerce).

Outlook

As already disclosed, Petroflex's position for the coming years is to follow the guidelines of the 2003-2007 Strategic Planning, which calls for a better balanced product mix. The goal is to increase the share of high-performance and special products, which have greater added value in production capacity.

The elastomers market, both on the domestic scene and on the foreign scene, should remain heightened in 4Q04. Domestic indicators point towards maintenance of the economy's current growth rate, which should provide for performance equivalent to that of 3Q04.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES (1)

CORPORATION LAW

Base Period - 09/30/2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1	TOTAL ASSETS	871,590	850,953
1.01	CURRENT ASSETS	466,442	458,069
1.01.01	CASH AND CASH EQUIVALENTS	218,415	227,835
1.01.01.01	CASH AND BANKS	19,556	39,123
1.01.01.02	MARKETABLE SECURITIES	198,859	188,712
1.01.02	RECEIVABLES	98,000	96,856
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	54,462	58,804
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - FOREIGN MARKET	102,097	86,076
1.01.02.03	RELATED PARTIES/SUBSIDIARIES - FOREIGN MARKET	-	-
1.01.02.04	RELATED PARTIES/SUBSIDIARIES - FOREIGN LOANS	-	-
1.01.02.05	RELATED PARTIES/AFFILIATED COMPANIES - DOMESTIC MARKET	279	634
1.01.02.06	UNBILLED AMOUNTS	246	276
1.01.02.07	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(1,280)	(958)
1.01.02.08	ADVANCES ON EXPORT CONTRACTS	(40,933)	(33,359)
1.01.02.09	ADVANCES ON ACCOUNTS RECEIVABLE - VENDOR	(16,871)	(14,617)
1.01.03	INVENTORIES	117,719	104,596
1.01.03.01	FINISHED GOODS	52,409	43,992
1.01.03.02	RAW MATERIALS	39,599	38,905
1.01.03.03	CHEMICALS	12,648	11,850
1.01.03.04	PACKING MATERIAL	2,350	2,152
1.01.03.05	SUPPLIES	6,555	6,341
1.01.03.06	OTHER INVENTORIES	4,158	1,356
1.01.04	OTHER	32,308	28,782
1.01.04.01	RECOVERABLE ICMS (STATE VAT)	17,684	15,998
1.01.04.02	RECOVERABLE IPI (FEDERAL VAT)	155	-
1.01.04.03	DEFERRED CORPORATE INCOME TAX (IRPJ)	1,744	996
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION TAX (CSLL)	803	1,512
1.01.04.05	ADVANCES TO CUSTOMS BROKERS AND OTHER	261	332
1.01.04.06	RECEIVABLES FROM EMPLOYEES	2,271	1,205
1.01.04.07	PREPAID EXPENSES	1,072	1,494
1.01.04.08	AGREEMENTS	223	184
1.01.04.09	TAXES TRANSFERRED TO THIRD PARTIES	1,128	1,148
1.01.04.10	WITHHOLDING INCOME TAX ON INVESTMENTS	3,575	2,654
1.01.04.11	COFINS (TAX ON REVENUE) ON PURCHASES	2,064	-
1.01.04.12	RECOVERABLE COFINS FROM INVENTORIES	353	1,629
1.01.04.13	OTHER RECEIVABLES	975	1,630
1.02	LONG-TERM ASSETS	53,167	49,578
1.02.01	OTHER RECEIVABLES	15,506	13,586
1.02.01.01	MARKETABLE SECURITIES	175	170
1.02.01.02	FUNDS FROM CREDIT RIGHTS - PETROFLEX	15,331	13,416
1.02.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.02.01	AFFILIATED COMPANIES	-	-
1.02.02.02	SUBSIDIARIES	-	-
1.02.02.02.01	SUBSIDIARIES - FOREIGN MARKET	-	-

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1.02.02.03	OTHER RELATED PARTIES	-	-
1.02.03	OTHER	37,661	35,992
1.02.03.01	STATE INCOME SURTAX (AIRE)	130	1,287
1.02.03.02	RECOVERABLE FINSOCIAL (TAX ON REVENUE)	1,278	1,278
1.02.03.03	RECOVERABLE ICMS	112	112
1.02.03.04	DEFERRED IRPJ	24,547	22,418
1.02.03.05	DEFERRED CSLL	8,828	8,063
1.02.03.06	ESCROW DEPOSITS - LABOR	1,386	1,352
1.02.03.07	ESCROW DEPOSITS - ICMS	90	90
1.02.03.08	OTHER ESCROW DEPOSITS	971	971
1.02.03.09	ADVANCES TO CUSTOMS BROKERS AND OTHER	300	300
1.02.03.10	LOANS TO CUSTOMERS	19	121
1.03	PERMANENT ASSETS	351,981	343,306
1.03.01	INVESTMENTS	4,225	4,225
1.03.01.01	IN AFFILIATED COMPANIES	-	-
1.03.01.02	IN SUBSIDIARIES	-	-
1.03.01.02.01	PETROFLEX INTERNATIONAL LTD.	-	-
1.03.01.02.02	PETROFLEX TRADING S.A.	-	-
1.03.01.03	OTHER INVESTMENTS	4,225	4,225
1.03.01.03.01	CQR - CIA. QUÍMICA DO RECÔNCAVO BAHIANO	314	314
1.03.01.03.02	CINAL - CIA. ALAGOAS INDUSTRIAL	553	553
1.03.01.03.03	COMPULSORY DEPOSITS - ELETROBRAS	4,868	4,868
1.03.01.03.04	VALUATION ALLOWANCE	(1,612)	(1,612)
1.03.01.03.05	OTHER	102	102
1.03.02	PROPERTY, PLANT AND EQUIPMENT	347,756	339,081
1.03.02.01	BUILDINGS AND IMPROVEMENTS	72,184	72,184
1.03.02.02	EQUIPMENT AND INSTALLATIONS	256,473	256,473
1.03.02.03	FURNITURE AND FIXTURES	859	859
1.03.02.04	VEHICLES	285	285
1.03.02.05	ACCUMULATED DEPRECIATION	(106,026)	(102,060)
1.03.02.06	LAND	27,500	27,500
1.03.02.07	EXPANSION PROJECTS	95,900	83,259
1.03.02.08	RIGHTS AND CONCESSIONS	581	581
1.03.03	DEFERRED CHARGES	-	-

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	871,590	850,953
2.01	CURRENT LIABILITIES	262,710	317,927
2.01.01	LOANS AND FINANCING	124,018	179,383
2.01.01.01	LOCAL CURRENCY	47,148	50,767
2.01.01.02	FOREIGN CURRENCY	76,870	128,616
2.01.02	DEBENTURES	-	-
2.01.02.01	FOREIGN CURRENCY	-	-
2.01.03	TRADE ACCOUNTS PAYABLE	76,555	67,982
2.01.04	TAXES PAYABLE	23,902	23,677
2.01.04.01	SOCIAL SECURITY CONTRIBUTION (INSS) IN INSTALLMENTS	5,122	4,983
2.01.04.02	SALARY PREMIUM FOR EDUCATION IN INSTALLMENTS	518	500
2.01.04.03	INSS	1,154	1,151
2.01.04.04	COFINS	-	749
2.01.04.06	IPI	2,067	1,827
2.01.04.07	PIS	-	348
2.01.04.08	ICMS	468	-
2.01.04.09	CORPORATE INCOME TAX	12,026	11,848
2.01.04.10	SOCIAL CONTRIBUTION TAX	1,304	1,199
2.01.04.11	OTHER TAXES	1,243	1,072
2.01.05	DIVIDENDS PAYABLE	251	91
2.01.06	PROVISIONS	5,339	5,383
2.01.06.01	VACATION ACCRUAL	5,339	5,383
2.01.07	PAYABLES TO RELATED PARTIES	23,033	34,386
2.01.07.01	RELATED PARTIES/PARENT COMPANIES - DOMESTIC MARKET	22,992	34,328
2.01.07.02	RELATED PARTIES/SUBSIDIARIES - FOREIGN LOANS	-	-
2.01.07.03	RELATED PARTIES - SUBSIDIARIES - GUARANTEES AND SURETIES	41	58
2.01.08	OTHER	9,612	7,025
2.01.08.01	PAYABLES TO EMPLOYEES	7,921	4,929
2.01.08.02	OTHER	1,691	2,096
2.02	LONG-TERM LIABILITIES	339,733	288,187
2.02.01	LOANS AND FINANCING	55,484	30,993
2.02.01.01	LOCAL CURRENCY	41,097	10,709
2.02.01.02	FOREIGN CURRENCY	14,387	20,284
2.02.02	DEBENTURES	-	-
2.02.03	PROVISIONS	34,136	33,317
2.02.03.01	RESERVE FOR CONTINGENCIES	9,639	8,833
2.02.03.02	RESERVE FOR ACTUARIAL DEFICIT - PETROS	23,876	23,876
2.02.03.03	RESERVE FOR LEGAL FEES	621	608
2.02.04	PAYABLES TO RELATED PARTIES	-	-
2.02.04.01	RELATED PARTIES/SUBSIDIARIES - FOREIGN LOANS	-	-

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2.02.05	OTHERS	250,113	223,877
2.02.05.01	DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES ON REVALUATION RESERVE	7,241	7,286
2.02.05.02	TAXES PAYABLE	242,872	216,591
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS' EQUITY	269,147	244,839
2.05.01	CAPITAL	152,702	152,702
2.05.02	CAPITAL RESERVES	9,178	5,992
2.05.02.01	TAX INCENTIVE RESERVE - INCOME TAX	5,190	2,004
2.05.02.02	RESERVE FOR FUTURE CAPITAL INCREASE	3,988	3,988
2.05.03	REVALUATION RESERVES	35,110	35,196
2.05.03.01	OWN ASSETS	35,110	35,196
2.05.03.02	SUBSIDIARIES/AFFILIATED COMPANIES	-	-
2.05.04	PROFIT RESERVES	10,891	10,891
2.05.04.01	LEGAL	702	702
2.05.04.02	STATUTORY	-	-
2.05.04.03	FOR CONTINGENCIES	-	-
2.05.04.04	UNREALIZED PROFIT	-	-
2.05.04.05	PROFIT RETENTION	10,189	10,189
2.05.04.05.01	PROFIT RESERVE FOR EXPANSION	10,189	10,189
2.05.04.06	SPECIAL RESERVE FOR UNPAID DIVIDENDS	-	-
2.05.04.07	OTHER PROFIT RESERVES	-	-
2.05.05	RETAINED EARNINGS	61,266	40,058

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - FROM 07/01/2004 TO 09/30/2004	4 - FROM 01/01/2004 TO 09/30/2004	5 - FROM 07/01/2003 TO 09/30/2003	6 - FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	425,225	1,132,632	317,537	954,500
3.01.01	DOMESTIC MARKET	320,059	846,791	220,969	672,314
3.01.02	FOREIGN MARKET	95,343	258,879	89,383	261,502
3.01.03	UTILITIES AND SERVICES	9,823	26,962	7,185	20,684
3.02	DEDUCTIONS	(81,129)	(211,061)	(44,812)	(137,828)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	344,096	921,571	272,725	816,672
3.04	COST OF SALES AND/OR SERVICES	(269,107)	(742,894)	(240,915)	(706,058)
3.05	GROSS PROFIT	74,989	178,677	31,810	110,614
3.06	OPERATING INCOME/(EXPENSES)	(42,273)	(98,857)	(25,752)	(68,939)
3.06.01	SELLING EXPENSES	(14,150)	(37,822)	(11,175)	(32,538)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(11,541)	(33,541)	(8,425)	(26,104)
3.06.03	FINANCIAL	(14,706)	(34,113)	(12,375)	(31,952)
3.06.03.01	FINANCIAL INCOME (EXPENSES)	(5,541)	16,448	2,887	(2,433)
3.06.03.01.01	FINANCIAL INCOME	2,067	15,529	2,202	7,983
3.06.03.01.02	EXCHANGE GAIN	(7,608)	919	685	(10,416)
3.06.03.02	FINANCIAL EXPENSES	(9,165)	(50,561)	(15,262)	(29,519)
3.06.03.02.01	FINANCIAL EXPENSES	(20,464)	(47,789)	(12,919)	(40,784)
3.06.03.02.02	EXCHANGE LOSS	11,299	(2,772)	(2,343)	11,265
3.06.04	OTHER OPERATING INCOME	1,912	16,277	8,491	26,700
3.06.05	OTHER OPERATING EXPENSES	(3,788)	(9,658)	(2,268)	(5,045)
3.06.06	EQUITY IN SUBSIDIARIES	-	-	-	-
3.07	INCOME FROM OPERATIONS	32,716	79,820	6,058	41,675
3.08	NONOPERATING INCOME/(EXPENSES)	35	429	128	112
3.08.01	INCOME	36	442	334	402
3.08.02	EXPENSES	(1)	(13)	(206)	(290)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	32,751	80,249	6,186	41,787
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(11,629)	(19,242)	(2,137)	(11,593)
3.11	DEFERRED INCOME TAX	-	-	-	-

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01399-4	PETROFLEX INDÚSTRIA E COMÉRCIO S.A.	29.667.227/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - FROM 07/01/2004 TO 09/30/2004	4 - FROM 01/01/2004 TO 09/30/2004	5 - FROM 07/01/2003 TO 09/30/2003	6 - FROM 01/01/2003 TO 09/30/2003
3.12.02	CONTRIBUTIONS	-	-	-	-
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	-	-	-	-
3.12.01	PROFIT SHARING	-	-	-	-
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	6,334	6,334	-	-
3.15	NET INCOME	27,456	67,341	4,049	30,194
	NUMBER OF SHARES (THOUSAND)	703,795	703,795	703,795	703,795
	EARNINGS PER SHARE	0.03901	0.09568	0.00575	0.04290

The operations are concentrated basically in Petroflex Indústria e Comércio S.A. for the subsidiaries Petroflex Trading S.A. and Petroflex International Ltd. Therefore, for an understanding of the consolidated performance, refer to the comments made for the Company.

01	PETROFLEX TRADING S.A.	. . / -	SUBSIDIARY	100.00	7.41
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			502		502

02	PETROFLEX INTERNATIONAL LTD.	. . / -	SUBSIDIARY	100.00	0.12
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			50		50

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

		Capital reserve		Revaluation reserve		Profit reserves			
	Subscribed and paid-up capital	Tax incentives	Future capital increase	Own assets	Income and social contribution taxes	Legal	Profit Retention	Retained earnings	Total
Balances as of Dec. 31, 2003	148,854	5,852	3,988	42,744	(7,375)	702	10,189	-	204,954
Reversal of revaluation	-	-	-	(393)	134	-	-	259	-
Income tax incentive SUDENE									
- Transfer for the year	-	3,186	-	-	-	-	-	-	3,186
- Capital increase	3,848	(3,848)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	67,341	67,341
Interest on own capital	-	-	-	-	-	-	-	(6,334)	(6,334)
Balances as of September 30, 2004	152,702	5,190	3,988	42,351	(7,241)	702	10,189	61,266	269,147
Book value of shares	0.38242								

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

STATEMENTS OF VALUE ADDED - CONSOLIDATED
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND 2003

In thousands of Brazilian reais - R$

	Sep-04		Sep-03	
	R$	%	R$	%
Revenues	1,143,928	100.00	956,382	100.00
Gross sales revenue	1,132,632	99.01	954,500	99.80
Other	12,147	1.06	1,770	0.19
Allowance for doubtful accounts	(1,280)	(0.11)	-	-
Nonoperating	429	0.04	112	0.01
Inputs acquired from third parties	(945,521)	(82.66)	(813,888)	(85.10)
Consumed raw materials	(850,615)	(74.36)	(741,541)	(77.54)
Materials, energy, outside services and other	(94,906)	(8.30)	(72,347)	(7.56)
Gross value added	198,407	17.34	142,494	14.90
Retentions	(11,910)	(1.04)	(11,781)	(1.23)
Depreciation/amortization/depletion	(11,910)	(1.04)	(11,781)	(1.23)
Net value added	186,497	16.30	130,713	13.67
Value added received from third parties	25,191	(2.20)	35,714	3.73
Financial income	25,191	(2.20)	35,714	3.73
Total undistributed value added	211,688	18.50	166,427	17.40
Value added distribution	211,688	100.00	166,427	100.00
Personnel and payroll charges	44,532	21.04	37,613	22.60
Taxes	47,371	22.38	29,630	17.81
Interest and rents	52,444	24.77	68,990	41.45
Net income	67,341	31.81	30,194	18.14

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

STATEMENTS OF CASH FLOWS - CONSOLIDATED
FOR THE QUARTERS ENDED SEPTEMBER 30, 2004 AND JUNE 30, 2004

	Consolidated	
	Sep-04	Jun-04
Internal cash generation	49,607	34,683
Net income	27,456	19,594
Depreciation/amortization	3,966	3,952
Tax incentive SUDENE	3,186	-
Financial income and expenses	14,706	10,214
Other income and expenses	293	8,721
Decrease (increase) in assets	(27,068)	15,666
Accounts receivable	(6,829)	34,986
Inventories	(13,123)	(15,397)
Recoverable taxes	(5,342)	(320)
Other	(1,774)	(3,603)
Increase (decrease) in liabilities	27,905	34,806
Suppliers	(1,918)	6,283
Taxes payable	28,054	24,323
Other	1,769	3,660
Cash generation from operating activities	50,443	85,155
Investments	(12,611)	(10,777)
Loans and financing	(47,253)	(93,659)
Cash surplus (deficit) for the period	(9,420)	(19,281)
Cash balance at beginning of period	227,835	247,116
Cash balance at end of period	218,415	227,835

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Directors of
Petroflex Indústria e Comércio S.A.
Duque de Caxias - RJ

1 We have performed a special review of the accompanying interim financial statements of Petroflex Indústria e Comércio S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2 We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3 Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4 The objective of our review was to issue a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The consolidated statements of cash flows and value added for the quarter and nine-month period ended September 30, 2004, respectively, presented for purposes of providing supplemental information on the Company and its subsidiaries, are not a required part of the interim financial statements. The consolidated statements of cash flows and value added for the quarter and nine-month period ended September 30, 2004, respectively, have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental financial statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements taken as a whole.

5 We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, and the statement of cash flow for the quarter then ended, presented for comparative purposes, and issued an unqualified review report thereon, dated July 20, 2004. The Company and consolidated statements of income, and the consolidated statements of value added for the quarter and nine-month period ended September 30, 2003 were reviewed by other independent accountants, whose review report thereon, dated October 10, 2003, was issued without qualification.

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

6 The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, October 19, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Amauri Froment Fernandes
Engagement Partner

05.01 - COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

GROUP	EXHIBIT	DESCRIPTION
01	01	IDENTIFICATION
01	02	HEAD OFFICE
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)
01	04	GENERAL INFORMATION /INDEPENDENT ACCOUNTANT
01	05	CAPITAL COMPOSITION
01	06	CHARACTERISTICS OF THE COMPANY
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
01	10	INVESTOR RELATIONS OFFICER
02	01	BALANCE SHEET - ASSETS
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
03	01	STATEMENT OF INCOME
04	01	NOTES TO THE INTERIM FINANCIAL STATEMENTS
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER
06	01	CONSOLIDATED BALANCE SHEET - ASSETS
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
07	01	CONSOLIDATED STATEMENT OF INCOME
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER
09	01	INVESTMENTS IN SUBSIDIARIES/AFFILIATED COMPANIES
10	01	INFORMATION CONSIDERED RELEVANT BY THE COMPANY
16	01	OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY
17	01	UNQUALIFIED SPECIAL REVIEW REPORT
		PETROFLEX TRADING S.A.
		PETROFLEX INTERNATIONAL LTD.

Rio Polímeros S.A.

Financial statements December 31, 2003 and 2002

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Rio Polímeros S.A.

Financial statements

December 31, 2003 and 2002

Contents

Independent auditors' report

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

The Board of Directors and Shareholders
Rio Polímeros S.A.
Rio de Janeiro - RJ

We have examined the balance sheets of Rio Polímeros S.A. as of December 31, 2003 and 2002, and the related statements of operations for the year ended December 31, 2003, changes in shareholders' equity and changes in its financial position for the years then ended, which are the responsibility of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company Management, as well as the presentation of the financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rio Polímeros S.A. as of December 31, 2003 and 2002, and the result of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

As mentioned in Note 1, the results of operations until the year ended December 31, 2003, regarding the construction of the plant, which is in its development stage, were recorded under deferred assets. The recoverability of the amounts recorded under fixed assets depends on the success of the Company's future operations. The Management's plans in relation to operating activities are described in Note 1.

January 23, 2004

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

Rio Polímeros S.A.

Balance sheets

December 31, 2003 and 2002

(In thousands of Reais)

Assets	2003	2002
Current assets		
Cash and banks	930	4
Marketable securities	13,688	32,189
Accounts receivable	13,328	-
Inventories	17,397	-
Other credits	5,411	1,953
Prepaid expenses	308	715
	51,062	34,861
Noncurrent assets		
Deposits and guarantees	1,077	1,051
Others accounts receivable	74,187	881
	75,264	1,932
Fixed assets		
Net property, plant and equipment:		
Land and equipment	9,708	6,774
Construction in progress	1,984,485	1,144,747
	1,994,193	1,151,521
Deferred charges:		
Administrative expenses	91,167	40,572
Other expenses	52,287	52,287
	143,454	92,859
	2,263,973	1,281,173

Liabilities and shareholders' equity	2003	2002
Current liabilities		
Domestic suppliers	23,854	91,408
Foreign suppliers	-	29,090
Other accounts payable:		
Payroll taxes	84	87
Withholding tax	777	1,145
Taxes and contributions	2,989	5,837
Accrued vacation and taxes	1,313	364
Contractual Retention	-	10,779
	29,017	138,710
Noncurrent liabilities		
Foreign suppliers	14,446	17,667
Domestic loans	472,088	124,754
Foreign loans	780,784	559,591
Other account payable	73,613	881
	1,340,931	702,893
Shareholders' equity		
Capital stock	895,134	439,570
Accumulated losses	(1,109)	-
	894,025	439,570
	2,263,973	1,281,173

See accompanying notes to financial statements.

Rio Polímeros S.A.

Statements of operations

Years ended December 31, 2003 and 2002

(In thousands of Reais)

Gross Income	
Sales	65,990
Sales Deduction	(14,188)
Net Operating Income	51,802
Cost of Sales	(51,053)
Gross Profit	749
Operating expenses	
Sales	(2,602)
Financial income	170
Loss before income taxes and social contribution	(1,683)
Income Tax and Social contribution	574
Net losses for the year	(1,109)

See accompanying notes to financial statements.

Rio Polímeros S.A.

Statements of shareholders' equity

Years ended December 31, 2003 and 2002

(In thousands of Reais)

	Capital Stock	Accumulated losses	Total
Balances as of December 31, 2001	199,639	-	199,639
Capital paid-in as per Extraordinary General Meeting of January 29, 2002	30,809	-	30,809
Capital paid-in as per Extraordinary General Meeting of July 30, 2002	12,575	-	12,575
Capital paid-in as per Extraordinary General Meeting of August 27, 2002	32,867	-	32,867
Capital paid-in as per Extraordinary General Meeting of September 25, 2002	20,850	-	20,850
Capital paid-in as per Extraordinary General Meeting of October 28, 2002	48,950	-	48,950
Capital paid-in as per Extraordinary General Meeting of November 26, 2002	40,860	-	40,860
Capital paid-in as per Extraordinary General Meeting of December 23, 2002	53,020	-	53,020
Balances as of December 31, 2002	439,570	-	439,570
Capital paid-in as per Extraordinary General Meeting of January 28, 2003	36,500	-	36,500
Capital paid-in as per Extraordinary General Meeting of February 25, 2003	8,810	-	8,810
Capital paid-in as per Extraordinary General Meeting of March 26, 2003	74,200	-	74,200
Capital paid-in as per Extraordinary General Meeting of April 25, 2003	63,600	-	63,600
Capital paid-in as per Extraordinary General Meeting of May 27, 2003	26,615	-	26,615
Capital paid-in as per Extraordinary General Meeting of June 25, 2003	34,000	-	34,000
Capital paid-in as per Extraordinary General Meeting of July 28, 2003	22,100	-	22,100
Capital paid-in as per Extraordinary General Meeting of August 25, 2003	38,402	-	38,402
Capital paid-in as per Extraordinary General Meeting of September 25, 2003	28,123	-	28,123
Capital paid-in as per Extraordinary General Meeting of October 28, 2003	45,641	-	45,641
Capital paid-in as per Extraordinary General Meeting of November 24, 2003	50,163	-	50,163
Capital paid-in as per Extraordinary General Meeting of December 22, 2003	27,410	-	27,410
Loss for the year	-	(1,109)	(1,109)
Balances as of December 31, 2003	895,134	(1,109)	894,025

See accompanying notes to financial statements.

Rio Polímeros S.A.

Statement of changes in financial position

Years ended December 31, 2003 and 2002

(In thousands of Reais)

	2003	2002
Sources of funds		
From operations		
Net loss for the year	1,109	-
Depreciation and amortization	(497)	-
Long-term monetary variations	61,552	-
	62,164	-
Applications of funds		
Increase in noncurrent assets	73,331	945
Property, plant and equipment	843,180	998,545
Deferred charges	50,595	29,012
	967,106	1,028,502
	1,029,270	1,028,502
Sources of funds		
From operations		
Depreciation and amortization	-	190
Long-term monetary variations	-	123,632
Residual value of fixed assets disposal	-	(9)
Decrease on noncurrent assets	-	6,142
	-	129,955
From shareholders		
Capital paid	455,564	239,931
From third parties		
Loans	626,858	560,713
Assets write off	10	13
Increase in value-added tax - ICMS deferred	72,732	-
Other accounts payable	-	881
	699,600	561,607
	1,155,164	931,493
Increase in working capital	125,894	(97,009)
Changes in working capital:		
Current assets		
At the beginning of the year	34,861	30,029
At the end of the year	51,062	34,861
	16,201	4,832
Current liabilities		
At the beginning of the year	138,710	36,869
At the end of the year	29,017	138,710
	(109,693)	101,841
Increase in working capital	125,894	(97,009)

See accompanying notes to financial statements.

1 Operations

During the fiscal year of 2003, Rio Polímeros S.A. has continued the engineering and construction activities of its industrial facilities carried out by the Consortium ABB Lummus/Snamprogetti. The conclusion is forecasted for the second semester of 2004, when the plant will initiate pre-operational tests objectiving its commercial operation.

Project expenditures are estimated at US$1,04 billion, out of which US$606 million is being funded with loans from BNDES, US Exim Bank and a Syndicate of Europeam Banks with guarantee from SACE — Servizi Assicurativi Del Commercio Estero in an operation led by BNP Paribas.

During March 2003, Rio Polímeros started its pre-marketing operations through the resale of polyethylene purchased from third parties. The main objective of the pre-marketing activities are the training and development of the sales department, logistic and technical support, testing of distribution systems and internal controls adopted by the Company aiming its full implementation at the operational phase.

2 Basis of Presentation

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law.

Description of the main accounting practices

a. Results of Operations

Revenues and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Use of estimates

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least once a year.

c. Marketable securities

The securities are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

d. Allowance for bad debts

Management does not expect losses on accounts receivable and therefore no allowance for bad debts was recorded.

e. Inventories

Inventories are stated at the lower of average cost or market value.

The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquisition of inventories and expenses needed to bring them to their existing location and condition. Cost of manufactured goods includes expenses related to packaging material for commercialization.

Inventories refer exclusively to pre-marketing operations.

f. Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Land rights of use are amortized over a period of 50 years. The rights of use of basic engineering, detailing and technology will be amortized upon start up of operations.

g. Deferred assets

These are represented by costs incurred in the pre-operating stage and allocated to project development. Deferred charges will be amortized over five years from the start-up of operations to project completion.

h. Rights and obligations

Rights and obligations are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

i. Provisions

Provisions are recorded considering the best estimates of the risk specific to the liability.

j. Income tax

The Company presented on December 31, 2003 negative income tax and social contribution calculation bases in the amount of R$1,683 due to the pre-marketing operation. The deferred income tax and social contribution are calculated based on effective income tax and social contribution rates over net profit.

Deferred taxes recorded as asset and resulting from fiscal losses and negative social contribution calculation bases, take into consideration the expectation of generation of future taxable profit based upon a technical feasibility study.

(In thousands of reais)

3 Marketable securities

	2003	2002
Banco Bradesco S.A.	5,171	-
Banco Real S.A.	7,106	-
BBA Creditanstalt	-	11,008
Bilbao Vizcaya Argentina	-	8,042
JP Morgan	-	13,139
Banco Safra S.A.	1,411	-
	13,688	32,189

Income related to marketable securities of short-term funds are in line with similar transactions in the financial market.

4 Inventories

	2003	2002
Finished products	16,957	-
Raw materials	220	-
Importation in progress	196	
Inventory with third parties	24	-
	17,397	-

5 Other credits

	2003	2002
Withholding tax on marketable securities	2,022	1,239
Value-Added Tax – ICMS	1,636	-
Service Tax – ISS	-	630
Excise Tax – IPI	826	-
Withholding tax	15	6
Social Integration Program	219	-
Advances to suppliers and employees	693	78
	5,411	1,953

6 Others accounts receivable

	2003	2002
Value-Added Tax – ICMS deferred (see Note 11)	73,613	881
Deferred income tax and social contribution	574	-
	74,187	881

Notes to financial statements

(In thousands of reais)

7 Net property, plant and equipment

	Depreciation rate (average p.y.%)	2003	2002
Machinery and equipments	10	190	4
Vehicles	20	702	151
Furniture and fixtures	10	643	142
Computers	20	1,171	350
Leasehold improvements	50	629	145
Facilities	10	93	93
		3,428	885
Usage rights:			
Softwares	20	864	163
Land (a)	2	3,913	3,750
		4,777	3,913
		8,205	4,798
Accrued depreciation		(915)	(442)
		7,290	4,356
Land		2,399	2,399
Telephone line		19	19
Technical fixed assets		9,708	6,774
Construction in progress: (b)			
Equipments		391,558	63,952
Services and others		1,316,837	787,066
Engineering services and construction in progress(c)		63,103	62,850
		1,771,498	913,868
Financial expenses (d)		188,335	216,244
Project management		24,652	14,635
		212,987	230,879
Advances/prepayments for development construction of industrial facilities		1,984,485	1,144,747
		1,994,193	1,151,521

(a) A concession term of land usage rights was signed with Duque de Caxias Municipality as described in Note 15.a;

(b) See Note 15.c;

(c) Technologies' usage rights are described in Note 15.d;

(In thousands of reais)

(d) Project financing expenses are described in Note 12;

8 Deferred charges

	2003	2002
Administrative expenses:		
Payroll	20,708	7,967
Services	28,044	12,380
Raw water (a)	24,984	-
Others	13,297	5,562
Taxes and contributions	11,215	9,244
Financial income (expenses), net	(7,081)	5,419
	91,167	40,572
Other expenses:		
Consulting services and engineering	51,084	51,084
Other expenses	1,203	1,203
	52,287	52,287
	143,454	92,859

(a) The project and construction of raw water are described in the Note 15.e.

9 Related party transactions

Transactions which had influenced the year-end figures, referring to related party operations, resulted from commercial transactions between Rio Polímeros and affiliated Companies of shareholders UNIPAR - União de Indústrias Petroquímicas S.A. and Suzano Química Ltda., which were made on an arm-length basis for the respective types of operations as demonstrated bellow:

	Accounts receivable	Net sales	Cost of sales
UNIPAR Comercial e Distribuidora S.A.	472	4,521	(4,288)
SPP Agaprint Industrial Comercial Ltda.	883	3,625	(3,438)

10 Suppliers

Domestic suppliers refers to obligations related to the construction of the plant, administrative supplies and services and pre-marketing products.

Foreign suppliers refers to obligations related to the construction of the plant, assignment of technology usage rights (polyethylene), legal and financial consultancy fees.

11 Other account payable

Refers to deferred value-added tax – ICMS based on Decree-law n° 25.665/99 levied on equipments and parts imported for construction of industrial facilities.

(In thousands of reais)

12 Loans

	Principal	Exchange variation	Interest	Total	Charges
Domestic loans:					
BNDES - Tranche A	296,532	9,945	20,736	327,213	TJLP interest rate + spread of 5% p.y.
BNDES - Tranche B	50,814	1,030	2,147	53,991	TJLP interest rate + spread of 5% p.y.
BNDES - Tranche C	90,163	(6,125)	6,846	90,884	BNDES currency basket interest rate + spread of 5% p.y.
	437,509	4,850	29,729	472,088	
Foreign loans:					
US Exim Bank	434,192	(60,263)	17,469	391,398	Exchange rate variation + interest of 5,51% p.y.
SACE	437,366	(67,243)	19,263	389,386	Exchange rate variation + interest of 5,51% p.y.
	871,558	(127,506)	36,732	780,784	
	1,309,067	(122,656)	66,461	1,252,872	

Accrued interest is being capitalized on a semi-annual basis during the period between the date of the signature of the contract and the date of the operational acceptance or the date foreseen on the construction Contract, whichever occurs first.

As guarantee of the Facility Agreements, Rio Polímeros pledged to Lenders the future cash flow, and assigned its rights of land usage and others. Besides Suzano Química, Unipar and Petroquisa shareholders of Rio Polímeros, also pledged their shares on Rio Polímeros' equity to the Lenders.

The long-term installments have the following annual payment schedule beginning in 2005 and ending in 2014:

Year	Amount
2005	123,157
2006	135,310
2007	146,085
2008	146,210
2009	138,442
2010	130,675
2011	122,907
2012	115,014
2013	106,995
2014	88,077
	1,252,872

(In thousands of reais)

13 Deferred income tax and social contribution

Deferred income tax and social contribution are recorded to reflect future fiscal effects attributable to temporary differences between the assets and liabilities' fiscal base and their respective accounting value.

The Company, based on projections of generation of future taxable profits, supported by technical study, recognized the tax credits arising from tax losses and negative social contribution calculation base for the current fiscal year, which have no prescription term and whose compensation is limited to 30% of annual taxable profits.

The deferred income tax and social contribution originated as follows:

	2003	
	Base of calculate	Income tax and deferred social contribution
Long-term assets:		
Income tax loss base	1,683	423
Negative base of social contribution	1,683	151
Deferred income tax and social contribution		574

Based upon the technical study of projections of taxable results, the Company expects to recover the tax credit during the fiscal year 2007.

Estimates for the recovery of tax credits were based on projections of taxable profits taking into account several financial and business assumptions at the end of the fiscal year, being subject to uncertainties inherent to such forecasts.

14 Shareholders' equity

a. Capital stock

As of December 31, 2003, the capital stock, underwritten and fully paid, is represented by 774,604,836 nominative shares (380,381,344 as of December 31, 2002), of which 774,604,536 are common shares and 300 are preferred shares, with no par value.

b. Dividends

Preferred shares have no voting rights but have priority in the distribution of dividends, which must be a minimum of 10% (ten percent) higher than the dividend allocated to common stock, according to the provision of section I, article 17 of Law 6,404/76, as amended by Law 9,457/97. The bylaws of Rio Polímeros stipulate distribution of a minimum dividend of 25% of net income for the period, adjusted according to article 202 of Law 6,404/76 and changes of Law 10,303/01.

(In thousands of reais)

15 Commitments

a. Concession term of rights to the use of land

According to the concession term signed between Duque de Caxias Municipality and Rio Polímeros S.A., and in accordance with Municipal Law nr. 1,519 dated May 5, 2000, published in the State Official Gazette dated May 5, 2000, Rio Polímeros S.A. is entitled to use the land on which industrial facilities will be constructed for a period of fifty years, renewable for a further fifty-year term.

Rio Polímeros S.A. will construct the industrial facilities to manufacture polyethylene and other first generation petrochemical products, using ethane and propane separated from natural gas from the Campos Basin supplied by Petróleo Brasileiro S.A. - PETROBRAS.

Under the abovementioned concession terms, Rio Polímeros S.A. undertakes the responsibility to adopt means to avoid damages to the environment, based on criteria established by the competent federal and state agencies.

On December 19, 1998, Rio Polímeros obtained an Installation License issued by FEEMA - Engineering and Environmental Foundation of the Rio de Janeiro State Government and on December 17, 2001, Rio Polímeros obtained the renewal of mentioned license.

b. Raw materials supply

Under the terms of the raw material supply contract signed with PETROBRAS on December 22, 2000, Rio Polímeros has acquired the right to receive raw materials (ethane and propane) to produce 500,000 tons/year of ethane.

c. Construction of industrial facilities

The construction, erection and engineering of the Industrial Facilities were contracted with ABB Lummus/Snamprogetti joint venture on July 1, 2000. The plant preparation was concluded and the engineering and construction activities in progress. The Company has been advancing payment to the consortium as registered on fixed assets.

d. Technologies

A contract was signed with Univation Technologies on June 1, 2000 for the assignment of rights to use polyethylene production technology.

A contract was signed with ABB Lummus Global Technologies b.v. on March 15, 2000 for the assignment of rights to use ethylene production technology.

e. Water supply

On September 13, 2002, Rio Polímeros signed a contract with PETROBRAS for the supply of raw water to the plant through an aqueduct that is being financed by Rio Polímeros (50%) and Petrobras (50%). The construction started on April 2003.

Petrobras is in charge of all planning and managing of the aqueduct construction, Rio Polímeros being responsible for the disbursements of the amount established in the contract.

(In thousands of reais)

16 Financial instruments

The estimated realizable values of the Company's financial assets and liabilities were stipulated by means of information available in the market and appropriate methodologies used for evaluation. Considerable judgment was required, however, in the interpretation of market data to come up with the most adequate realizable value. Consequently, the following estimates do not necessarily represent the amount that may be realized in the market. The use of different methodologies may have a material effect in the estimated realizable values.

The administration of these instruments is accomplished through operational strategies, aiming at liquidity, profitability, and security. The control policy consists of the permanent following of the contracted rates versus the prevailing market interest rates. The Company is not involved in derivative instruments or in any other risk assets of speculative nature.

a. Composition of balances

Accounting balances and market value of financial instruments included in the balance sheet as at December 31, 2003 are identified as follows:

Description	Accounting balance	Market value
Cash and banks	930	930
Marketable securities	13,688	13,688
Recoverable tax	74,187	74,187
Loans and financing:		
In local currency	472,088	472,088
In foreign currency	780,784	780,784
Deferred taxes	74,187	74,187

b. Criteria, assumptions and limitations used in the calculation of market values

- **Current accounts and financial operations**

Current account balances kept in banks have their market values identical to their accounting balances.

For financial operations the market value has been obtained based on the market quotation of these securities.

(In thousands of reais)

- Recoverable taxes/deferred

These were stated at their accounting value since there are no parameters to verify their market value.

- Loans and financing operations

Market values for BNDES/FINAME, US Exim Bank and European Banks Syndicate loans and financing are identical to their accounting values. Since these loans and financings were obtained specifically for the Rio Polimeros Project, there are no similar instruments, with comparable due dates and interest rates.

- Derivatives

During this period, the Company did not carry out derivative instruments.

c. Credit risk

The Company's sales policies are subjected to the credit policy established by its Executive Board and aim at reducing problems from customers' insolvency. This goal is achieved by the Management though careful selection of client portfolio that takes into consideration the payment capacity (credit analysis) and sales' diversification (risk pulverization).

17 Insurance coverage

As of December 31, 2003, the Company had all risks and fire insurance coverage for fixed assets, at values considered to be sufficient to cover possible losses.

18 EPC Contract - guarantees

In order to guarantee quality and based on contractual clauses, Rio Polímeros retains 10% (ten percent) of all payments made to ABB Lummus/Snamprogetti Consortium. These retentions are released against the receipt of letters of credit issued by foreign banks expiring until the end of the construction, in accordance with construction schedule.

On December 31, 2003, the Company had US$55,151 related to letters of credit covering offshore and onshore invoices.

As Performance Guarantee, the Consortium ABB Lummus/Snamprogetti provided letters of credit to Rio Polímeros covering 10% of the amount of the onshore and offshore agreements with maturity date up to the deadline of the construction schedule.

On December 31, 2003, the Company had US$68,505 letters of credit related to offshore and onshore contracts.

Additionally, Rio Polímeros had on December 31, 2003, a letter of credit in amount of US$614 as guarantee of the Ethylene Technology contract with ABB Lummus Global Technologies b.v. maturing in March 2005.

Rio Polímeros S.A.

Financial statements
September 30, 2004 and 2003

(A translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Institute of Independent Auditors - IBRACON)

Rio Polímeros S.A.

Financial statements

September 30, 2004 and 2003

Contents

Independent auditors' report on limited review

(A translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Institute of Independent Auditors - IBRACON)

The Board of Directors and Shareholders
Rio Polímeros S.A.
Rio de Janeiro - RJ

We have performed a limited review of the accompanying balance sheets of Rio Polímeros S.A. as of September 30, 2004 and 2003, and the related statement of income for the period ended September 30, 2004, changes in shareholders' equity and changes in its equity and financial position for the periods then ended.

Our reviews were performed in accordance with specific procedures established by the Brazilian Institute of Independent Auditors - IBRACON and consisted, principally, of inquiries of Company personnel and analytical procedures applied to financial data and discussing with officials responsible for accounting, financial and operational matters, the procedures adopted for preparing the interim financial statements. Considering that our review did not include all the procedures which would be required for an audit performed in conformity with generally accepted auditing standards in Brazil, we cannot, and do not, express such an opinion.

Based on our limited reviews, we are not aware of any material modifications that should be made to the financial statements referred in the paragraph one to ensure that are in accordance with accounting practices adopted in Brazil.

As mentioned in Note 1, the construction of the plant is in development stage and its conclusion is expected for the first quarter of 2005. The investments and results of operations for the period ended in September 30, 2004, regarding to the plant was recorded under net property, plant and equipment, and deferred charges, respectively. The recoverability of these amounts depends on the success of the Company's future operations.

October 21, 2004

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

Rio Polímeros S.A.

Balance sheets

September 30, 2004 and 2003

(In thousands of Reais)

Assets	2004	2003
Current assets		
Cash and banks	11,500	920
Marketable securities (Note 3)	17,598	28,196
Accounts receivable	25,173	8,101
Accounts receivable from related parties (Note 10)	3,420	1,797
Inventories (Note 4)	8,796	7,382
Income tax and social contribution (Note 5)	696	-
Withholding tax	1,690	1,827
Tax recoverable (Note 6)	3,702	1,246
Other credits	1,774	1,166
Prepaid expenses	450	734
	74,799	51,369
Noncurrent assets		
Deposits and guarantees	1,077	1,078
Deferred income tax and social contribution (Note 5)	122	-
Value-added tax - ICMS (Note 7)	136,637	13,753
	137,836	14,831
Fixed Assets		
Property, plant and equipment (Note 8)	2,269,576	1,741,075
Deferred charges (Note 9)	190,385	131,509
	2,459,961	1,872,584
	2,672,596	1,938,784

Liabilities	2004	2003
Current liabilities		
Domestic suppliers (Note 11)	11,590	35,074
Others accounts payable:		
Payroll taxes	545	349
Other tax payable	403	1,355
Tax and contributions (Note 12)	5,321	3,110
Income tax and social contribution (Note 5)	994	-
Accrued vacation and taxes (Note 13)	2,252	1,476
Advances from clients	43	-
Other	15	-
	21,163	41,364
Noncurrent liabilities		
Foreign suppliers (Note 11)	-	14,617
Domestic loans (Note 14)	586,414	374,457
Foreign loans (Note 14)	872,435	722,673
Value-added tax - ICMS (Note 7)	136,637	13,753
	1,595,486	1,125,500
Shareholders' equity		
Capital stock (Note 16.a)	1,054,248	771,920
Accumulated gains	1,699	-
	1,055,947	771,920
	2,672,596	1,938,784

See accompanying notes to financial statements.

Rio Polímeros S.A.

Statements of income

Period of nine months ended September 30, 2004

(In thousands of Reais)

Gross income	
Sales	145,721
Sales deductions	(37,435)
Net operating revenues	108,286
Cost of Sales	(96,459)
Gross Profit	11,827
Operating expenses	
Sales	(7,677)
Financial income	103
Profit before income taxes and social contribution	4,253
Income Tax and Social contribution (Note 5)	(1,446)
Net income for the period	2,807

See accompanying notes to financial statements.

Rio Polímeros S.A.

Statements of changes in shareholders' equity

Period of nine months ended September 30, 2004

(In thousands of Reais)

	Capital Stock	Accumulated gains (losses)	Total
Balances as of December 31, 2002	439,570	-	439,570
Capital paid-in as per Extraordinary General Meeting of January 28, 2003	36,500	-	36,500
Capital paid-in as per Extraordinary General Meeting of February 25, 2003	8,810	-	8,810
Capital paid-in as per Extraordinary General Meeting of March 26, 2003	74,200	-	74,200
Capital paid-in as per Extraordinary General Meeting of April 25, 2003	63,600	-	63,600
Capital paid-in as per Extraordinary General Meeting of May 27, 2003	26,615	-	26,615
Capital paid-in as per Extraordinary General Meeting of June 25, 2003	34,000	-	34,000
Capital paid-in as per Extraordinary General Meeting of July 28, 2003	22,100	-	22,100
Capital paid-in as per Extraordinary General Meeting of August 25, 2003	38,402	-	38,402
Capital paid-in as per Extraordinary General Meeting of September 25, 2003	28,123	-	28,123
Balances as of September 30, 2003	981,042	-	981,042
Balances as of December 31, 2003	895,134	(1,108)	894,026
Capital paid-in as per Extraordinary General Meeting of January 27, 2004	18,503	-	18,503
Capital paid-in as per Extraordinary General Meeting of February 20, 2004	8,620	-	8,620
Capital paid-in as per Extraordinary General Meeting of March 25, 2004	17,398	-	17,398
Capital paid-in as per Extraordinary General Meeting of April 26, 2004	30,111	-	30,111
Capital paid-in as per Extraordinary General Meeting of May 26, 2004	10,671	-	10,671
Capital paid-in as per Extraordinary General Meeting of June 25, 2004	27,861	-	27,861
Capital paid-in as per Extraordinary General Meeting of July 25, 2004	5,474	-	5,474
Capital paid-in as per Extraordinary General Meeting of August 26, 2004	12,783	-	12,783
Capital paid-in as per Extraordinary General Meeting of September 26, 2004	27,693	-	27,693
Gain for the period	-	2,807	2,807
Balances as of September 30, 2004	1,054,248	1,699	1,055,947

See accompanying notes to financial statements.

Rio Polímeros S.A.

Statements of changes in shareholders' equity

Period of nine months ended September 30, 2004

(In thousands of Reais)

	2004	2003
Sources of funds		
From operations		
Net gain for the period	2,807	-
Items not affecting working capital:		
Depreciation and amortization	945	314
Long-term monetary variations	27,131	(78,205)
Residual value of fixed assets disposal	-	10
	30,883	(77,881)
From shareholders		
Capital paid	159,114	332,350
From third parties		
Loans	178,845	487,940
Increase in value-added tax - ICMS deferred	63,025	4,860
Increase on noncurrent liabilities	1,294	-
Decrease on noncurrent assets	452	-
	243,616	492,800
Total sources of funds	433,613	747,269
Applications of funds		
Increase in noncurrent assets	63,025	4,886
Decrease on noncurrent liabilities	15,740	-
Property, plant and equipment	276,327	589,878
Deferred charges	46,931	38,651
	402,023	633,415
Increase in working capital	31,590	113,854
Changes in working capital:		
Current assets		
At the beginning of the year	51,062	34,861
At the end of the period	74,799	51,369
	23,737	16,508
Current liabilities		
At the beginning of the year	29,016	138,710
At the end of the period	21,163	41,364
	(7,853)	(97,346)
Increase in working capital	31,590	113,854

See accompanying notes to financial statements.

c. Marketable Securities

The securities are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

d. Allowance for bad debts

Management does not expect losses on accounts receivable and therefore no allowance for bad debts was recorded.

e. Inventories

The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquisition of inventories and expenses needed to bring them to their existing location and condition. Cost of manufactured goods includes expenses related to packaging material for commercialization. The cost of inventories value does not exceed the market value.

Inventories refer exclusively to pre-marketing operations.

f. Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Land rights of use are amortized over a period of 50 years. The rights of use of basic engineering, detailing and technology will be amortized upon start up of operations.

g. Deferred charges

These are represented by costs incurred in the pre-operating stage and allocated to project development. Deferred charges will be amortized over five years from the start-up of operations to project completion.

h. Rights and obligations

Rights and obligations are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

i. Provisions

Provisions are recorded considering the best estimates of the risk specific to the liability.

j. Income tax

The calculation of income tax was based on net income for the year, adjusted to taxable income for additions and exclusions defined in current tax legislation. Social contribution was based on net income prior to income tax calculation.

c. Marketable Securities

The securities are recorded at cost plus income accrued up to the balance sheet date, which does not exceed market value.

d. Allowance for bad debts

Management does not expect losses on accounts receivable and therefore no allowance for bad debts was recorded.

e. Inventories

The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquisition of inventories and expenses needed to bring them to their existing location and condition. Cost of manufactured goods includes expenses related to packaging material for commercialization. The cost of inventories value does not exceed the market value.

Inventories refer exclusively to pre-marketing operations.

f. Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Land rights of use are amortized over a period of 50 years. The rights of use of basic engineering, detailing and technology will be amortized upon start up of operations.

g. Deferred charges

These are represented by costs incurred in the pre-operating stage and allocated to project development. Deferred charges will be amortized over five years from the start-up of operations to project completion.

h. Rights and obligations

Rights and obligations are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

i. Provisions

Provisions are recorded considering the best estimates of the risk specific to the liability.

j. Income tax

The calculation of income tax was based on net income for the year, adjusted to taxable income for additions and exclusions defined in current tax legislation. Social contribution was based on net income prior to income tax calculation.

(In thousands of reais)

The Company presented on September 30, 2004, positive income tax and social contribution calculation bases due to the pre-marketing operation in the amount of R$4,253.

Deferred income and social contribution taxes were recorded at the rates applicable to tax losses, negative bases, additions and exclusions to be deducted or taxed in future years, in conformity with the provisions of Accounting Standard and Procedure No. 25, issued by the Institute of Independent Auditors of Brazil.

Credits considered unrealizable, including those arising from tax losses and negative social contribution bases, are reviewed on a regular basis considering the Company's business plan, and may be included in a provision for losses, if applicable.

k. Other current and non current assets and liabilities

These are stated at known or estimated amounts, including, when applicable, the related accrued charges and monetary or exchange variations. Rights and liabilities falling due within the next 12 months are stated in the short term.

3 Marketable securities

	2004	2003
Banco Bradesco S,A,	2,995	1,000
Banco Real S,A,	-	1,821
Unibanco	-	5,099
HSBC Banco Múltiplo S,A,	1,685	-
JP Morgan	-	876
Banco Santander	5,006	10,000
Banco Safra S,A,	7,912	9,400
	17,598	28,196

Interest income related to short-term investment funds are in line with similar transactions in the financial market.

4 Inventories

	2004	2003
Finished products	8,124	6,445
Raw materials	284	319
Importation in progress	-	37
Inventory with third parties	320	581
Staples	68	-
	8,796	7,382

(In thousands of reais)

5 Income tax and social contribution

a. Income and social contribution recoverable (payable)

	2004	2003
Anticipation:		
Income tax	188	-
Social contribution	508	-
	696	-
Current:		
Income tax	(727)	-
Social contribution	(267)	-
	(994)	-

b. Deferred income tax

	Calculation basis	2004	2003
Deferred asset income tax derived from:			
Carry-forward	399	86	-
			-
Deferred asset social contribution derived from:			
Negative basis	399	36	-
Deferred income tax and social contribution		122	-

Deferred income tax and social contribution are recorded to reflect future fiscal effects attributable to temporary differences between the assets and liabilities' fiscal base and their respective accounting value.

The Company recognized the tax credits arising from tax losses and negative social contribution calculation base for the current fiscal year, which have no prescription term and whose compensation is limited to 30% of annual taxable profits.

Pursuant to IBRACON Accounting Standard and Procedure No. 25, the Company's management prepared a technical viability study regarding the future realization of deferred tax assets, considering the Company's ability to generate taxable income, in the context of its main business variables.

According to management's forecasts, deferred income and social contribution tax assets will be fully realized by the year ending 2007.

The Company's management believes that the assumptions adopted for the preparation of forecast and consequently for the determination of the realization value of deferred taxes reflect objectives and goals to be achieved. Changes in the political and tax scenarios and increased

(In thousands of reais)

inflation rates may alter the picture drawn, and it will thus be reviewed on a monthly basis so as to support the future realization of deferred tax credits.

c. Income Statement

	2004	2003
Income tax derived from:		
Current	(727)	-
Deferred	(337)	-
	(1,064)	-
Social contribution:		
Current	(267)	-
Deferred	(115)	-
	(382)	-
	(1,446)	-

6 Tax recoverable

	2004	2003
Value-Added tax on sales and services – ICMS	1,822	782
Excise Tax – IPI	-	384
Social Integration program – PIS	284	80
Tax for social security financing – COFINS	1,596	-
	3,702	1,246

7 Value-added tax-ICMS

Refers to deferred value-added tax - ICMS, based on Decree-Law n° 25.665/99 levied on equipments and parts imported for plants construction.

Notes to financial statements

(In thousands of reais)

8 Net property, plant and equipment

	Depreciation rate (average p.y.%)	2004	2003
Machinery and equipments	10	976	179
Vehicles	20	758	641
Furniture and Fixtures	10	1,004	457
Computers	20	2,149	1,027
Leasehold improvements	50	808	437
Facilities	10	148	93
		5,843	2,834
Usage rights:			
Softwares	20	3,211	695
Land (a)	2	3,913	3,913
		7,124	4,608
Accrued depreciation		(1,860)	(732)
		11,107	6,710
Land		2,399	2,399
Telephone line		19	19
Fixed asset		13,525	9,128
Construction in progress (b)			
Equipments		421,406	363,807
Services and others		1,464,479	1,120,125
Basic Engineering, details and technologies (c)		64,761	63,103
		1,950,646	1,547,035
Financial expenses (d)		274,466	162,379
Project Management		30,939	22,533
		305,405	184,912
Advancements/payments to the construction of the industrial facility		2,256,051	1,731,947
		2,269,576	1,741,075

(a) A concession term of land usage rights was signed with Duque de Caxias Municipality as described in Note 17.a.;

(b) The construction, erection, and engineering of the Industrial Facilities were contracted with ABB Lummus/Snamprogetti Consortium on July 1, 2000. The site preparation was concluded and the

(In thousands of reais)

engineering and construction activities are in progress, The Company has been advancing payment to the Consortium as registered on fixed assets;

(c) A contract was signed with Univation Technologies on June 1, 2000 for the assignment of rights to use polyethylene production technology;

A contract was signed with ABB Lummus Global Technologies b,v, on March 15, 2000 for the assignment of rights to use ethylene production technology; and

(d) Project financing expenses are described in Note 14.

9 Deferred charges

	2004	2003
Administrative expenses:		
Payroll	43,770	15,596
Services	39,488	22,952
Raw water (a)	29,299	24,984
Others	19,027	9,974
Taxes and contributions	13,422	9,877
Financial income (expenses), net	(7,343)	(6,129)
	137,663	77,254
Other expenses:		
Consulting services and engineering	11,547	11,547
Others	41,175	42,708
	52,722	54,255
	190,385	131,509

(a) The project and construction of raw water are described in the Note 17.c.

10 Accounts receivable from related parties

Transactions which had influenced the year-end figures, referring to related party operations, resulted from commercial transactions between Rio Polímeros and affiliated Companies of shareholders UNIPAR - União de Indústrias Petroquímicas S.A. and Suzano Química Ltda., which were made on an arm-length basis for the respective types of operations as demonstrated below:

	Accounts Receivables	Net sales	Cost of sales
UNIPAR Comercial e Distribuidora S.A.	2,033	9,904	(6,635)
SPP Agaprint Industrial Comercial Ltda.	1,387	12,256	(8,211)

(In thousands of reais)

11 Suppliers

Domestic suppliers refers to obligations related to the construction of the plant, administrative supplies and services and pre-marketing products.

Foreign suppliers refers to obligations related to the construction of the plant, assignment of technology usage rights (polyethylene), legal and financial consultancy fees.

12 Tax and contributions

	2004	2003
Value-Added Tax on Sales and Services - ICMS	2,703	5
Excise Tax - IPI	305	-
Social Integration Program - PIS	323	732
Tax for Social Security Financing - COFINS	1,487	1,568
Economic Dominion Intervention Contribution - CIDE	395	805
Others	108	-
	5,321	3,110

13 Accrued vacation and taxes

	2004	2003
Vacations	1,529	877
13th Salary	723	599
	2,252	1,476

14 Loans

	Principal	Exchange variation	Interest	Total	Charges
Domestic loans:					
BNDES - Tranche A	323,344	17,807	49,389	390,540	TJLP interest rate + spread of 5% p. y.
BNDES - Tranche B	75,103	2,934	7,755	85,792	TJLP interest rate + spread of 5% p. y.
BNDES - Tranche C	102,642	(8,178)	15,618	110,082	BNDES currency basket interest rate + spread of 5% p.y.
	501,089	12,563	72,762	586,414	
Foreign loans:					
US-EXIM Bank	490,212	(65,325)	33,197	458,084	Exchange rate variation + interest of 5,51% p.y.
SACE	450,798	(72,840)	36,393	414,351	Exchange rate variation + interest of 5,51% p.y.
	941,010	(138,165)	69,590	872,435	
	1,442,099	(125,602)	142,352	1,458,849	

(In thousands of reais)

Accrued interest is being capitalized on a semi-annual basis during the period between the date of the signature of the contract and the date of the operational acceptance or the date foreseen on the construction Contract, whichever occurs first.

As guarantee of the Facility Agreements, Rio Polímeros pledged to Lenders the future cash flow, and assigned its rights of land usage and others, Besides Suzano Química, Unipar and Petroquisa shareholders of Rio Polímeros, also pledged their shares on Rio Polímeros' equity to the Lenders.

The long-term installments have the following annual payment schedule beginning in 2005 and ending in 2014:

Year	Amount
2005	143,405
2006	157,555
2007	170,102
2008	170,247
2009	161,203
2010	152,158
2011	143,113
2012	133,922
2013	124,586
2014	102,558
	1,458,849

15 Post job benefits

Rio Polímeros S,A, joined a private pension plan PREVINOR Private Pension Association in 2004. Its aim is supplementing the benefits guaranteed and serviced by the Social Security to the employees, according to an Established Contribution Planning. In order to fulfill its objectives, PREVINOR receives monthly payments based on a defined contribution salary chosen by the employees. In the period ended September 30, 2004 the total contribution of the Partnership was roughly R$1,402.

16 Shareholder's equity

a. Capital stock

As of September 30, 2004 the capital stock, underwritten and fully paid, is represented by 912,294,030 nominative shares (667,981,236 as of September 30, 2003), of which 912,293,730 are common shares and 300 are preferred shares, with no par value.

b. Dividends

Preferred shares have no voting rights but have priority in the distribution of dividends, which must be a minimum of 10% (ten percent) higher than the dividend allocated to common stock, according to

(In thousands of reais)

the provision of section I, article 17 of Law 6,404/76, as amended by Law 9,457/97. The bylaws of Rio Polímeros stipulate distribution of a minimum dividend of 25% of net income for the period, adjusted according to article 202 of Law 6,404/76 and changes of Law 10,303/01.

17 Commitments

a. Concession term of rights to the use of land

According to the concession term signed between Duque de Caxias Municipality and Rio Polímeros S.A., and in accordance with Municipal Law nr. 1,519 dated May 5, 2000, published in the State Official Gazette dated May 5, 2000, Rio Polímeros S.A. is entitled to use the land on which industrial facilities will be constructed for a period of fifty years, renewable for a further fifty-year term.

Rio Polímeros S.A. will construct the industrial facilities to manufacture polyethylene and other first generation petrochemical products, using ethane and propane separated from natural gas from the Campos Basin supplied by Petróleo Brasileiro S,A, - PETROBRAS.

Under the abovementioned concession terms, Rio Polímeros S.A. undertakes the responsibility to adopt means to avoid damages to the environment, based on criteria established by the competent federal and state agencies.

On December 19, 1998 Rio Polímeros obtained an Installation License issued by FEEMA - Engineering and Environmental Foundation of the Rio de Janeiro State Government and on December 17, 2001, Rio Polímeros obtained the renewal of mentioned license.

b. Raw materials supply

Under the terms of the raw material supply contract signed with PETROBRAS on December 22, 2000, Rio Polímeros has acquired the right to receive raw materials (ethane and propane) to produce 500,000 tons/year of ethylene.

c. Water supply

On September 13, 2002 Rio Polímeros signed a contract with PETROBRAS for the supply of raw water to the plant through an aqueduct that is being financed by Rio Polímeros (50%) and PETROBRAS (50%). The construction started on April 2003.

PETROBRAS is managing the aqueduct construction, Rio Polímeros being responsible for the disbursements of the amount established in the contract.

18 Financial instruments

The estimated realizable values of the Company's financial assets and liabilities were stipulated by means of information available in the market and appropriate methodologies used for evaluation. Considerable judgment was required, however, in the interpretation of market data to come up with the most adequate realizable value. Consequently, the following estimates do not necessarily represent

(In thousands of reais)

the amount that may be realized in the market. The use of different methodologies may have a material effect in the estimated realizable values.

The administration of these instruments is accomplished through operational strategies, aiming at liquidity, profitability, and security. The control policy consists of the permanent following of the contracted rates versus the prevailing market interest rates. The Company is not involved in derivative instruments or in any other risk assets of speculative nature.

a. Composition of balances

Accounting balances and market value of financial instruments included in the balance sheet as at September 30, 2004 are identified as follows:

Description	Accounting balance	Market value
Cash and banks	11,500	11,500
Financial operations	17,598	17,598
Taxes to recover	142,884	142,884
Loans and financing:		
In local currency	586,414	586,414
In foreign currency	872,434	872,434
Deferred taxes	136,637	136,637

b. Criteria, assumptions and limitations used in the calculation of market values

- **Current accounts and financial operations**

Current account balances kept in banks have their market values identical to their accounting balances.

For financial operations the market value has been obtained based on the market quotation of these securities.

- **Recoverable taxes/deferred**

These were stated at their accounting value since there are no parameters to verify their market value.

- **Loans and financing operations**

Market values for BNDES/FINAME, US Exim Bank and European Banks Syndicate loans and financing are identical to their accounting values. Since these loans and financings were obtained specifically for the Rio Polímeros Project, there are no similar instruments, with comparable due dates and interest rates.

(In thousands of reais)

- Derivatives

During this period, the Company did not carry out derivative instruments.

c. Credit risk

The Company's sales policies are subjected to the credit policy established by its Executive Board and aim at reducing problems from customers' insolvency. This goal is achieved by the Management though careful selection of client portfolio that takes into consideration the payment capacity (credit analysis) and sales' diversification (risk pulverization).

19 Insurance coverage (not reviewed)

As of September 30, 2004 the Company had all risks and fire insurance coverage for fixed assets, at values considered to be sufficient to cover possible losses.

20 20 EPC Contract - guarantees

In order to guarantee quality and based on contractual clauses, Rio Polímeros retains 10% (ten percent) of all payments made to ABB Lummus/Snamprogetti Consortium. These retentions are released against the receipt of letters of credit issued by foreign banks expiring until the end of the construction, in accordance with construction schedule.

On September 30, 2004 the Company had US$60,917 related to letters of credit covering offshore and onshore invoices.

As Performance Guarantee, the Consortium ABB Lummus/Snamprogetti provided letters of credit to Rio Polímeros covering 10% of the amount of the onshore and offshore agreements with maturity date up to the deadline of the construction schedule.

On September 30, 2004 the Company had US$68,505 letters of credit related to offshore and onshore contracts.

Additionally, Rio Polímeros had on September 30, 2004, a letter of credit in amount of US$614 as guarantee of the Ethylene Technology contract with ABB Lummus Global Technologies b,v, maturing in March 2005.

SUZANO
PETROQUÍMICA

(This page intentionally left blank)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Third Quarter Ended September 30, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-004 - São Paulo - SP
Brasil

Tel.: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly financial statements of Suzano Petroquímica S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheet as of September 30, 2004, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management. The quarterly financial statements of the indirect subsidiary Rio Polímeros S.A. for the quarter ended September 30, 2004, whose investment represents 37.6% of the Company's assets and generated an equity gain of R$446,000 in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment account, income impacts and amounts included in Note 9 to the quarterly financial statements for the indirect subsidiary, is based solely on the report of the other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with officers responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial statements.

4. We had previously reviewed the balance sheet as of June 30, 2004, presented for comparative purposes, and issued an unqualified special review report thereon, dated August 4, 2004. The statements of income for the quarter and nine-month period ended September 30, 2003, presented for comparative purposes, were reviewed by other independent auditors, whose special review report thereon, dated November 4, 2003, included no qualifications.

5. According to the special review report on the quarterly financial statements of Politeno Indústria e Comércio S.A. (subsidiary under joint control, in which the Company has 33.8% ownership interest), dated October 21, 2004, this subsidiary has a recoverable ICMS (State VAT) amounting to R$109,414,000 (of which R$36,982,000 is reflected in the Company's consolidated financial statements), whose possible courses of action for recovery have been discussed with Bahia State Tax Agency. The realization of these credits is contingent upon the success of these ongoing negotiations.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2004

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

N1836.DOC

The Register in CVM does not mean any examination on the Company, being its managers responsible for veracity of the disclosed information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th Floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9500	3037-9070	-	

11-AREA CODE	12-FAX	13-FAX	14-FAX
011	3813-5563	3037-9076	

15-E-MAIL
joaonbatista@suzano.com.br

01.03 - INVESTOR RELATIONS' OFFICER (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6- STATE
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9500	-	-	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3813-5563	3037-9076	-

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2004	12/31/2004	3 rd	07/01/2004	09/30/2004	2 nd	04/01/2004	06/30/2004

9- AUDITOR NAME	10 -CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - NAME OF THE ENGAGEMENT PARTNER	12 – FEDERAL TAXPAYERS' CODE
João Eugenio Leitão Filho	860.061.428-72

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 09/30/2004	2-PRIOR QUARTER 06/30/2004	3-SAME QUARTER OF LAST YEAR - 09/30/2003
PAID-IN CAPITAL			
COMMON - ON	97,375	97,375	97,375
PREFERRED - PN	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON - ON	0	0	0
PREFERRED - PN	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S PROFILE

1-TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4-ACTIVITY CODE 134 - HOLDING COMPANY
5-MAIN ACTIVITY HOLDING COMPANY
6-TYPE OF CONSOLIDATION TOTAL
7-TYPE OF ACCOUNTANTS' REVIEW REPORT NO QUALIFICATIONS

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-COMPANY NAME

01.08 - DIVIDENDS DECLARED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES (VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-TYPE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE
01	RD	08/27/2004	Dividends	09/09/2004	ON	0.06000
02	RD	08/27/2004	Dividends	09/09/2004	PN	0. 06600

01.09 - PAD-IN CAPITAL STOCK AND MODIFICATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS' DIRECTOR

1-DATE	2-SIGNATURE
11/12/2004	

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2004	4- 06/30/2004
1	TOTAL ASSETS	935,097	919,812
1.01	CURRENT ASSETS	6,147	4,531
1.01.01	CASH AND CASH EQUIVALENTS	1,853	264
1.01.01.01	CASH AND BANKS	66	148
1.01.01.02	TEMPORARY CASH INVESTIMENTS	1,787	116
1.01.02	CREDITS	4,287	4,202
1.01.02.02	RECOVERABLE TAXES	3,756	3,834
1.01.02.03	DEFERRED INCOME TAXES	386	193
1.01.02.04	OTHER CREDITS	145	175
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	7	65
1.01.04.01	PREPAID EXPENSES	7	65
1.02	NONCURRENT ASSETS	160	32,525
1.02.01	MISCELLANEOUS CREDITS	160	0
1.02.01.01	DEFERRED INCOME TAXES	160	0
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	32,525
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	32,525
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	928,790	882,756
1.03.01	INVESTMENTS	927,999	882,165
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	923,157	877,156
1.03.01.02.01	SUZANO QUÍMICA LTDA.	760,368	712,800
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	162,789	164,356
1.03.01.03	OTHER INVESTMENTS	4,842	5,009
1.03.01.03.01	UNAMORTIZED GOODWILL	4,842	5,009
1.03.02	PROPERTY, PLANT AND EQUIPMENT	791	591
1.03.02.01	OTHER ASSETS	791	591
1.03.03	DEFERRED CHARGES	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2004	4- 06/30/2004
2	TOTAL LIABILITIES	935,097	919,812
2.01	CURRENT LIABILITIES	8,702	8,424
2.01.01	LOANS	6,259	6,491
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES AND CONTRIBUTIONS	78	69
2.01.04.01	TAXES PAYABLE	78	69
2.01.05	DIVIDENDS PAYABLE	22	12
2.01.06	PROVISIONS	1,137	568
2.01.06.01	PROVISION FOR PROFIT SHARING	1,137	568
2.01.07	DEBT WITH RELATED COMPANIES	177	303
2.01.08	OTHER	1,029	981
2.01.08.01	SALARIES AND PAYROLL TAXES	984	941
2.01.08.02	ACCOUNTS PAYABLE	45	40
2.02	LONG TERM LIABILITIES	6,665	9,236
2.02.01	LOANS	6,193	9,236
2.02.01.01	LOANS	6,193	9,236
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	472	0
2.02.03.01	OTHER PROVISIONS	472	0
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	919,730	902,152
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,513	2,513
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,513	2,513
2.05.04	PROFIT RESERVES	59,927	59,927
2.05.04.01	LEGAL RESERVE	3,992	3,992
2.05.04.02	STATUTORY RESERVES	55,935	55,935
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	62,907	45,329

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2004 TO 09/30/2004	4- FROM 01/01/2004 TO 09/30/2004	5- FROM 07/01/2003 TO 09/30/2003	6- FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	31,221	76,367	9,950	(7,439)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(3,980)	(11,389)	(2,048)	(5,242)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(3,980)	(11,389)	(2,048)	(5,242)
3.06.03	FINANCIAL	(219)	(400)	(170)	(249)
3.06.03.01	INTEREST INCOME	166	750	396	1,758
3.06.03.02	INTEREST EXPENSES	(385)	(1,150)	(566)	(2,007)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP FROM INVESTEES	35,420	88,156	12,168	(1,948)
3.06..06.01	EQUITY PICK UP	35,587	88,657	12,335	(1,447)
3.06.06.02	GOODWILL AMORTIZATION	(167)	(501)	(167)	(501)
3.07	OPERATING INCOME	31,221	76,367	9,950	(7,439)
3.08	NON OPERATING RESULT	18	8	0	0
3.08.01	REVENUES	42	42	0	0
3.08.02	EXPENSES	(24)	(34)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	31,239	76,375	9,950	(7,439)
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAXES	354	547	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	31,593	76,922	9,950	(7,439)
	QUANTITY OF SHARES (EXCEPT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	EARNINGS PER SHARE	0.14283	0.34776	0.04498	
	LOSS PER SHARE				(0.03363)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

04.01 - EXPLANATORY NOTES (In thousands of Reais)

1 - OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company engaged in investments in, and management of, petrochemical companies. These companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene used for production of auto parts, household appliances, containers, packaging, carpet, furniture and other.
Politeno Indústria e Comércio S.A.
Production of polyethylene used for production of plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.
Petroflex Indústria e Comércio S.A.
Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.
Rio Polímeros S.A.
Production of polyethylene for industrial use from the fraction of natural gas. This company is in pre-operating stage, with start-up scheduled for the first quarter of 2005. Since March 2003, it has performed pre-marketing operations, including purchasing and resale of polyethylene, aiming mainly at the training of sales, logistics and technical assistance teams and testing of distribution systems.

2 - PRESENTATION OF THE QUATERLY FINANCIAL INFORMATION

The quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil and specific regulation from the Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2003 and can be summarized as follows:

Revenues and Expenses – revenues and expenses are recognized under the accrual basis. Sales revenue is recorded at the transfer of ownership risks and title to the customer. Revenues are not recognized in case of significant doubts on realization;

Accounting estimates - based on relevant objective and subjective factors to determine values to be used in the financial statements. The significant elements subjected to those estimates are: the residual amount of fixed assets, the allowance for doubtful accounts, inventories, deferred income taxes, provision for contingencies and financial instruments. The estimates are reviewed at least quarterly by the Company;

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Items Denominated in Foreign Currency - monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses and are reflected in the statement of operations currently;

Rights and obligations – are monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance-sheet date;

Temporary cash investments - recorded at cost plus income accrued to the balance-sheet date, which does not exceed market value;

Allowance for doubtful accounts – recorded in an amount considered sufficient to cover any loss in the realization of the credits;

Inventories - stated at the lower of average acquisition and/or production cost or market;

Investments - in subsidiaries carried at the equity method, and other investments at cost. Goodwill from acquisitions derives from expectations of future profitability, being amortized in 10 years. The Company addresses the accounting practices used by subsidiaries and, in case of differences to its own, adjustments are made to their equity amounts for purposes of the application of the equity method;

Property, plant and equipment - is recorded at acquisition, formation or construction cost (including interest and other financial charges) plus, in some cases, spontaneous appraisal write-ups. Depreciation is provided on the straight-line method at rates which take into account the estimated useful lives of the assets;

Deferred charges - are recorded at acquisition and formation cost and amortized in 10 years; goodwill from acquisitions derives from expectations of future profitability, being amortized in 10 years;

Income taxes - Income tax is computed at 15% of adjusted income, plus 10% on income exceeding R$240. Social contribution tax is calculated at 9% of adjusted income. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized based on Instruction CVM n° 371/02 taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies;

Provisions - recognized when there is a legal obligation derived from a past event and will be likely required to be paid. Provisions are recognized based on the best estimates of risk;

Deferred income - related to unamortized negative goodwill from acquisitions recorded by subsidiaries, originated from the so-called "other economical reasons";

Foreign subsidiary's currency translation method – financial statements of foreign subsidiaries were translated into local currency based on the exchange rate in effect at the end of the period. Accounting practices, when applicable, were adjusted to the Company's.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

4 - CONSOLIDATED QUATERLY FINANCIAL INFORMATION

Consolidated financial statements include the Company and its direct and indirect subsidiaries and the so-called subsidiaries under joint control with others, which were consolidated proportionally, as follows:

	Direct and Indirect Subsidiaries		Jointly-controlled companies	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.12%	97.68%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do NE S.A.		-	100.00%	100.00%
Polipropileno Participações S.A.	87.25%	83.57%	-	-
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%	-	-
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.80%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

Description of the main consolidation procedures:

a) Elimination of assets and liabilities between consolidated companies;
b) Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries;
c) Elimination of income, expenses and unrealized income from inter-company transactions;
d) Segregation of minority interests from equity and results of operations;
e) The elements of the financial statements of subsidiaries under joint control were consolidated at the subject percent rate of participation in total capital.

The reconciliation between net income and shareholders' equity of the Company and the consolidated statements is as follows:

	Net income		Shareholders' equity	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Consolidated financial statements	76,725	(12,579)	919,730	902,152
Tax incentives in affiliates	-	7,851	-	-
Other adjustments	197	(2,711)	-	-
Company's individual financial statements	76,922	(7,439)	919,730	902,152

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

5 - CREDITS - CONSOLIDATED

	September 30, 2004	June 30, 2004
Domestic	204,483	144,296
Overseas	50,808	50,919
Discounted notes	(29,798)	(34,485)
Allowance for doubtful accounts	(16,047)	(14,525)
	209,446	146,205

6 - INVENTORIES - CONSOLIDATED

	September 30, 2004	June 30, 2004
Finished goods	75,426	55,923
Stock in process	705	542
Raw material	31,574	29,868
Auxiliary, maintenance an other	16,913	14,781
	124,618	101,114

7 - RECOVERABLE TAXES - CONSOLIDATED

	September 30, 2004	June 30, 2004
Income tax and social contribution	20,630	10,733
ICMS recoverable	72,314	60,647
Other	6,990	7,273
	99,934	78,653
Current portion	39,975	44,517
Noncurrent portion	59,959	34,136

Approximately R$36,982 of ICMS recoverable is related to Politeno. The management of this subsidiary under joint control is working to collect this credit and also to reduce the future generation of credits. To date, the following actions were performed:

During 2003, management decided to alienate approximately 30% of the total tax credit and constituted a provision for losses of approximately 13% of total credits.

On August 30, 2004, a new agreement was signed. However, the legal ratification of the credit transfer has to be discussed with the State Finance Secretary to materialize this negotiation.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The management of Politeno is working to obtain authorization from the State Finance Secretary to permit using the credits in the acquisition of raw materials, the postponement of deferral benefits of the Bahiaplast program and the importation of naphtha.

8 - DEFERRED INCOME TAXES - CONSOLIDATED

Tax credits recognized by subsidiaries under joint control over temporary differences and tax losses are as follows:

	September 30, 2004					
	Rio Polimeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquimica S.A.	Total
Tax loss carryforward	41	36	3,472	290	-	3,839
Temporary differences		7,191	7,802	-	546	15,539
	41	7,227	11,274	290	546	19,378
Current	-	512	-	-	386	898
Noncurrent	41	6,715	11,274	290	160	18,480

	June 30, 2004					
	Rio Polimeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquímica S.A.	Total
Tax loss carryforward	110	232	4,527	388	-	5,257
Temporary differences		6,405	6,882	-	193	13,480
	110	6,637	11,409	388	193	18,737
Current	-	505	-	-	193	698
Noncurrent	110	6,132	11,409	388	-	18,039

The companies recognized deferred income taxes on tax losses, from current and past years, based on expectations of generation of future taxable income, supported by feasibility studies. The ability to use tax losses never expires, but the offsetting of taxable income is limited to 30%. The companies expect to recover these tax credits as follows:

Rio Polímeros S.A. - during 2007;
Petroflex Indústria e Comércio S.A. - from 2004 to 2007;
Polibrasil Participações S.A. - from 2004 to 2008;
Politeno Indústria e Comércio S.A. - after the end of the period of tax incentives.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

9 – INVESTMENTS

	Consolidated		Company	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Subsidiaries	-	-	923,157	877,156
Unamortized goodwill	-	-	4,842	5,009
Other investiments carried at cost			-	-
Petroquímica União S.A.	33,385	33,385	-	-
Nordeste Química S.A. - NORQUISA	63,429	63,424	-	-
Provision for loss	(29,982)	(29,979)	-	-
Other	4,486	4,944	-	-
	71,318	71,774	927,999	882,165

Investment data and summary of activity of direct subsidiaries' investment accounts:

Subsidiaries

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Capital interest			
September 30 and June 30, 2004			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries			
Share capital	663,116	144,376	
Adjusted shareholders' equity	760,368	162,789	
Adjusted results for the period	53,998	34,659	
c) Investments			
December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10	-	10
Capital reduction	-	(12,500)	(12,500)
Distribution of earnings	-	(20,500)	(20,500)
Equity pick up	(17,016)	28,554	11,538
December 31, 2003	678,845	152,430	831,275
Distribution of earnings	(5,000)	(24,300)	(29,300)
Capital integralization	32,525	-	32,525
Equity pick up	53,998	34,659	88,657
September 30, 2004	760,368	162,789	923,157

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The table below discloses the indirect investments of the Company, materialized through the direct subsidiaries referred to above (companies' data and summary of activity of investment accounts):

	Suzano Química Ltda.					SPQ Investimentos e Participações Ltda.
	Rio Polímeros S.A. (1)	Suzanopar Petroquímica Ltd.	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A .	Polipropileno Participações S.A .	Politeno Indústria e Comércio S.A
a) Capital share						
September 30 and June 30, 2004						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.80%
b) Information on subsidiaries						
Share capital	1,054,248	84,783	275,080	152,702	66,344	333,303
Adjusted shareholders' equity	1,055,946	99,227	488,546	269,146	22,864	472,895
Adjusted results for the period	2,807	2,198	75,871	67,341	(495)	73,514
c) Investment activitiy						
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,096
Subscription of shares	151,855	-	-	-	-	-
Capital reduction (2)	-	(136,769)	-	-	-	-
Dividends	-	-	-	(714)	-	(36,117)
Equity pick up	(370)	(55,248)	28,890	12,951	(370)	29,041
December 31, 2003	298,008	165,675	206,337	41,274	19,522	140,020
Subscription of shares	53,038	-	-	-	-	-
Capital reduction (2)	-	(69,052)	-	-	-	-
Dividends	-	-	-	(1,274)	-	(13,610)
Equity pick up	936	2,604	37,936	14,150	(414)	35,092
June 30, 2004	351,982	99,227	244,273	54,150	19,108	161,502
Last stock price at São Paulo Stock Exchange - BOVESPA (lot of thousand shares)						
09/30/2004 - PNA	-	-	-	590.00	-	-
09/30/2004 - PNB	-	-	-	-	-	5.70

(1) Pre-operating stage enterprise – according to the project finance and until completion of the project, Suzano Quimica Ltda. will be required to subscribe additional share capital amounting to US$29.4 million, aproximately;

(2) For purposes of transfer of funds to Rio Polímeros S.A.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Related parties

Company

	September 30, 2004	June 30, 2004	
	Liabilities	Assets	Liabilities
	Current	Noncurrent	Current
	Accounts payable	Advance for future capital increase	Accounts payable
With consolidated companies			
Suzano Química Ltda.	-	32,525	-
With non-consolidated companies			
Suzano Holding S.A.	177	-	303
TOTAL	177	32,525	303

Consolidated

	September 30, 2004		June 30, 2004	
	Liabilities		Liabilities	
	Current	Long-term	Current	Long-term
	Accounts payable	Accounts payable	Accounts payable	Accounts payable
Company payables to non-consolidated companies	177	-	303	-
Payables of Suzano Química Ltda. due to non-consolidated companies	34	-	-	-
Consolidated subsidiaries' payables to related parties:				
Polibrasil Participações S.A. (1)	9,138	14,007	11,744	18,956
Petroflex Indústria e Comércio S.A.	8	-	-	-
TOTAL	9,357	14,007	12,047	18,956

(1) Technology acquisition agreement with Baseltech USA Inc. ("Spheripol"), which represented US$8,097 thousand, plus interest of 8% per year with yearly payments until 2008.

10 - PROPERTY, PLANT AND EQUIPMENT

	Yearly Depreciation rates	September 30, 2004	June 30, 2004
Buildings	2.5% to 4%	104,702	104,495
Machinery and equipment	5% to 20%	556,289	553,797
Other	10% to 20%	32,226	31,196
		693,217	689,488
Accumulated depreciation		(309,469)	(296,823)
		383,748	392,665
Construction in progress		782,802	770,069
Lands		15,642	15,589
		1,182,192	1,178,323

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

11 - DEFERRED CHARGES - CONSOLIDATED

	September 30, 2004						June 30, 2004
	Technology	Pre-operational expenses	Goodwill	Other	Amortization	Balance	Balance
Polibrasil Participações S.A.	25,464	32,808	1,983	1,687	(50,414)	11,528	12,051
Politeno Indústria e Comércio S.A.	-	21,229	-	-	(19,979)	1,250	1,334
Rio Polímeros S.A.	-	63,462	-	-	-	63,462	56,714
Suzano Petroquímica S.A.	-	-	4,842	-	-	4,842	5,009
	25,464	117,499	6,825	1,687	(70,393)	81,082	75,108

Technology

Acquisition of rights of use of Spheripol® technology by means of an agreement signed in 1998 with Baselltech USA Inc. (related to the joint controlling stockholder of Polibrasil Participações S.A.), to be used in the Polibrasil Resinas S.A.'s new plant, located in Mauá (SP), with capacity of 300 thousand tons per year.

12 - LOANS

	Consolidated		Company	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Investments' funding	25,783	28,546	12,452	15,727
Brazilian Development Bank - BNDES	264,449	246,860	-	-
In foreign currency	482,909	500,906	-	-
Other	9,893	15,020	-	-
	783,034	791,332	12,452	15,727
Current portion	131,766	146,267	6,259	6,491
Long-term portion	651,268	645,065	6,193	9,236

The Company loan is related to the purchase of shares in the privatization of Politeno Indústria e Comércio S.A., with interest rate of 6.5% per year plus monetary restatement based on TR variation, with biannual amortization until 2006.

The consolidated loans include, additionally, the following:

POLIBRASIL PARTICIPAÇÕES S.A./ POLIPROPILENO S.A./ POLIBRASIL RESINAS S.A.

Banco do Brasil - R$13,331 - privatization program, IGPM + 6.5% per year – biannual maturities until February 2006 – guaranteed by 6,763,421 shares of Petroquímica União S.A. owned by Polibrasil;

Loan (Spheripol/Splitter) - R$149,039 - resources from BNDES (R$39 million) – interest at TJLP (Long-Term Interest Rate) plus 5% per year - and from FMO (Netherlander Development Bank)

(US$39 million) with interest at 6-month LIBOR plus 3.75% to 4.75% per year. Polibrasil plants, located in Mauá (SP), Camaçari (BA) and Duque de Caxias (RJ) were given as guarantee to both BNDES and FMO. As additional guarantee to FMO, Polibrasil obtained a bank credit letter with Banco Bradesco in the amount of US$9.9 million. The financial ratios (covenants) demanded by these loans' contracts have been observed till September 30, 2004.

Advanced Collection of Exports - R$30,279 – interest at 6-month LIBOR plus 4.5% and 3.68% per year and exchange variation - maturities from March 2007 to 2009.

POLITENO INDÚSTRIA E COMÉRCIO S.A.

Foreign currency - R$21,627 - LIBOR plus 0.90% to 5.23% per year and impacts of exchange variation;

Local currency - R$3.454 - TJLP plus 2.5% to 3.3% per year.

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

Local currency - R$10,233 - TJLP plus 3.5% to 5.0% per year, and UMBND plus 5.0% per year;

Advanced Collection of Exports - R$18,360 - LIBOR plus 1.22% and 4.00% per year;

Local currency - BNDES - Exim - R$7,522 - TJLP plus 10.5% per year and UMBND plus 10.5% per year;

RIO POLÍMEROS S.A.

Local currency - BNDES - R$158,777 - TJLP plus 5% per year; R$36,694 - basket of currencies from BNDES plus 5% per year;

Foreign currency - R$290,812 - Interest at 5.51% per year, plus impact of exchange variation;

Interest expenses have been capitalized during the construction phase. As guarantee the subsidiary offered the operations cash flow supported by export contracts, and stockholders offered their shares in the subsidiary's capital, among others.

The maturities of long-term loans are as follows:

	Consolidated	Company
2005	54,377	
2006	71,957	6,193
2007	91,779	-
2008	91,618	-
2009	96,462	-
2010 and later	245,075	-
	651,268	6,193

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

The subsidiaries under joint control have recognized provisions for contingencies to cover for possible losses in administrative and court disputes related to tax, social security, labor and civil matters in amounts considered sufficient based on the assessment of legal advisors.

The consolidated provision for contingencies originated from the following companies:

	September 30, 2004	June 30, 2004
Tax		
Politeno Indústria e Comércio S.A.	1,513	1,358
Polibrasil Participações S.A.	5,176	4,834
Petroflex Indústria e Comércio S.A. (1)	50,290	44,935
	56,979	51,127
Labor		
Polibrasil Participações S.A.	2,013	2,169
Petroflex Indústria e Comércio S.A.	514	541
	2,527	2,710
Civil		
Polibrasil Participações S.A.	2,418	1,979
	61,924	55,816

(1) Related, mainly, to a court dispute of Petroflex on credits for the Federal Excise Tax – IPI. The dispute relates to the Company claims that it has rights for the use of subject tax credits in the purchase of exempted materials. The company obtained a preliminary judicial authorization to use the credits.

14 - CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares and 123,819,934 preferred shares.

The bylaws establish a minimum dividend of 25%, computed on adjusted income. Preferred shares have no voting rights and are entitled to a dividend 10% higher than common shares'. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the remaining profits after appropriation of the legal reserve and dividends, aiming to assure adequate operating conditions and assure the continuity of the annual dividend distribution.

On August 27, 2004, a dividend payment of R$0.060 per common share and R$0.066 per preferred share was approved in a management meeting, representing a total distribution of R$14 million.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

15 - FINANCIAL INSTRUMENTS

The estimated market values of financial instruments included in the balance sheets at September 30, 2004 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	12,452	12,308

The Company's individual balance sheet includes basically investments in subsidiaries and affiliates, credits with related parties and loans.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are carried under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to instruments of the same nature.

The subsidiaries and affiliates informed in their financial statements that they performed the evaluation of their assets and liabilities at the market value, concluding that book values are not significantly different when compared with market values.

16 - INSURANCE

The Company and its subsidiaries and affiliated companies have policies to maintain the insurance coverage adequate in relation to their property, plant and equipment and inventories exposed to risks, based on their insurance consultants.

17 - GUARANTEES

As of September 30 and June 30, 2004, guarantees provided to subsidiaries and affiliates were as follows:

	September 30, 2004	June 30, 2004
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	20,344	8,118
Banco do Brasil - Privatization Coperbo	-	667
	20,344	8,785
Joint guarantees with Cia. Suzano de Papel e Celulose:		
Polibrasil Resinas S.A.		
BNDES (National Development Bank)	39,082	41,964
Total	59,426	50,749

18 - PENSION PLANS

The subsidiaries under joint control, Politeno Indústria e Comércio S.A. (Politeno), Polibrasil Participações S.A. (Polibrasil) and Petroflex Indústria e Comércio S.A. (Petroflex) and their subsidiaries sponsor a supplementary pension plan for their employees, recognized in accordance with CVM Deliberation No. 371/00.

The pension plan of Politeno, Polibrasil and part of Petroflex is a mixed plan (defined benefit and contribution) managed by PREVINOR - Associação de Previdência Privada. Previnor's main goal is the supplementary pension plan (in relation to the pension benefits by the mandatory Federal pension system) for employees (and its dependents). The sponsors and employees make monthly contributions based on employees' compensation.

Petroflex, besides Previnor, sponsors, for a portion of its employees, a defined-benefit plan managed by Fundação Petrobrás de Seguridade Social - PETROS, a multi-sponsored plan, being Petrobrás the main sponsor, with 90% of participation. The plan includes a provision for solidarity among sponsors.

The subsidiaries under joint control, Politeno, Polibrasil and Petroflex disclosed in their financial statements the information required by CVM Deliberation No. 371/00. According to this disclosure, there is no additional deficit of sponsors' responsibility to be recognized.

19 - SUBSEQUENT EVENTS

The Company published the following announcements of relevant facts:

The board of directors approved at October 21, 2004 a proposal to be submitted to the Stockholders in an Extraordinary General Meeting, related to the adherence to the level 2 of São Paulo Stock Exchange – BOVESPA (the so-called level of Differentiated Practices of Corporate Governance), including among the subject changes, the increase in minimum dividends from 25% to 30% of adjusted net income, and the elimination of the right of preferred shares to

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

receive dividends 10% higher than common shares', depending on the deliberation in a Preferred Stockholders' Special Meeting. They also approved the invitation notice for the Extraordinary Shareholders' General Meeting of November 18, 2004 to approve the statutory changes referred to above.

As of October 28, 2004, the Company announced that Suzano Holding S.A. (the stockholder owning the majority of voting shares) and the minority stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, intend to conduct a secondary public distribution of shares, initially of 22.5 million of preferred shares, representing approximately 10.2% of the total capital and 18.2% of total preferred shares. The Company intends to make a primary offer of 5.5 million preferred shares. Total primary and secondary offering will represent 28 million preferred shares. The requirement of registry of the Offering was filed before the Brazilian Securities Commission (CVM) and is under analysis.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

See "Comments on Consolidated Performance" (Group 8).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2004	4- 06/30/2004
1	TOTAL ASSETS	1,991,002	1,917,417
1.01	CURRENT ASSETS	567,036	529,274
1.01.01	CASH AND CASH EQUIVALENTS	169,180	212,352
1.01.01.01	CASH AND BANKS	30,033	21,316
1.01.01.02	TEMPORARY CASH INVESTIMENTS	139,147	191,036
1.01.02	CREDITS	270,727	210,329
1.01.02.01	ACCOUNTS RECEIVABLE	209,446	146,205
1.01.02.02	RECOVERABLE TAXES	39,975	44,517
1.01.02.03	DEFERRED INCOME TAXES	898	698
1.01.02.04	OTHER CREDITS	20,408	18,909
1.01.03	INVENTORIES	124,618	101,114
1.01.04	OTHER	2,511	5,479
1.01.04.01	PREPAID EXPENSES	2,511	5,479
1.02	NONCURRENT ASSETS	89,374	62,938
1.02.01	MISCELLANEOUS CREDITS	89,374	62,938
1.02.01.01	TAXES RECOVERABLE	59,959	34,136
1.02.01.02	DEFERRED INCOME TAXES	18,480	18,039
1.02.01.03	JUDICIAL DEPOSITS	2,588	2,460
1.02.01.04	OTHER CREDITS	8,347	8,303
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	0
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,334,592	1,325,205
1.03.01	INVESTMENTS	71,318	71,774
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	71,318	71,774
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,182,192	1,178,323
1.03.03	DEFERRED CHARGES	81,082	75,108

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS -R$)

1-CODE	2-DESCRIPTION	3- 09/30/2004	4- 06/30/2004
2	TOTAL LIABILITIES	1,991,002	1,917,417
2.01	CURRENT LIABILITIES	295,054	247,486
2.01.01	LOANS	131,766	146,267
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	99,012	41,970
2.01.04	TAXES AND CONTRIBUTIONS	29,640	11,230
2.01.05	DIVIDENDS PAYABLE	119	72
2.01.06	PROVISIONS	3,695	2,650
2.01.06.01	INCOME TAXES	3,695	2,650
2.01.07	DEBT WITH RELATED COMPANIES	9,357	12,047
2.01.08	OTHER	21,465	33,250
2.01.08.01	SALARIES AND PAYROLL TAXES	13,464	10,490
2.01.08.02	ACCOUNTS PAYABLE	8,001	22,760
2.02	LONG TERM LIABILITIES	734,057	726,107
2.02.01	LOANS	651,268	645,065
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	61,924	55,816
2.02.03.01	PROVISION FOR CONTINGENCIES	61,924	55,816
2.02.04	LOANS DUE TO RELATED COMPANIES	14,007	18,956
2.02.05	OTHER	6,858	6,270
2.02.05.01	DEFERRED INCOME TAXES	1,457	1,466
2.02.05.02	PENSION PLAN	4,804	4,804
2.02.05.03	ACCOUNTS PAYABLE	597	0
2.03	DEFERRED INCOME	32,740	32,740
2.04	MINORITY INTEREST	9,421	8,932
2.05	SHAREHOLDERS' EQUITY	919,730	902,152
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,513	2,513
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	2,513	2,513
2.05.04	PROFIT RESERVES	59,927	59,927
2.05.04.01	LEGAL RESERVE	3,992	3,992
2.05.04.02	STATUTORY RESERVES	55,935	55,935
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	62,907	45,329

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2004 TO 09/30/2004	4- FROM 01/01/2004 TO 09/30/2004	5- FROM 07/01/2003 TO 09/30/2003	6- FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	565,612	1,466,881	394,243	1,080,546
3.02	DEDUCTIONS OF GROSS REVENUE	(117,617)	(307,579)	(67,992)	(194,474)
3.03	NET REVENUE (SALES AND SERVICES)	447,995	1,159,302	326,251	886,072
3.04	COST OF GOODS AND SERVICES SOLD	(355,344)	(929,134)	(276,633)	(735,612)
3.05	GROSS PROFIT	92,651	230,168	49,618	150,460
3.06	OPERATING (EXPENSES) REVENUES	(44,402)	(123,688)	(38,172)	(135,130)
3.06.01	SALES EXPENSES	(26,741)	(68,344)	(21,494)	(53,634)
3.06.02	GENERAL AND ADMINISTRATIVE	(15,019)	(43,777)	(10,052)	(30,589)
3.06.03	FINANCIAL	(1,223)	(13,251)	(8,696)	(58,078)
3.06.03.01	INTEREST INCOME	(9,173)	23,072	6,462	11,092
3.06.03.02	INTEREST EXPENSES	7,950	(36,323)	(15,158)	(69,170)
3.06.04	OTHER OPERATING REVENUES	(791)	3,569	2,599	9,157
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP FROM INVESTEES	(628)	(1,885)	(529)	(1,986)
3.06..06.01	EQUITY PICK UP	0	0	99	(101)
3.06.06.02	GOODWILL AMORTIZATION	(628)	(1,885)	(628)	(1,885)
3.07	OPERATING INCOME	48,249	106,480	11,446	15,330
3.08	NON OPERATING RESULT	(16)	181	33	145
3.08.01	REVENUES	(16)	181	33	145
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	48,233	106,661	11,479	15,475
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(15,965)	(21,564)	(4,715)	(13,476)
3.11	DEFERRED INCOME TAX	(331)	(7,573)	735	(14,036)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(490)	(799)	(1,232)	(542)
3.15	NET INCOME (LOSS) FOR THE PERIOD	31,447	76,725	6,267	(12,579)
	QUANTITY OF SHARES (EXCEPT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	EARNINGS PER SHARE	0.14217	0.34687	0.02833	
	LOSS PER SHARE				(0.05687)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE PERIOD

Industry Scenario and Economic Context

During the first months of 2004, the small growth of petrochemical output originated from exports and agriculture, taking into account the smaller increase of the domestic economic activity.

Since the second quarter, the recovery of economic activity in the United States, Europe and Asia, and the increase in petroleum prices has generated an increase in international prices of petrochemical products. In the domestic market, the manufacturing activity has accelerated, mainly by the activity in the automotive, textile, consumer electronics and packaging industries, and revealed also by the high degree of utilization of installed production capacity, impacting strongly on the recovery of the petrochemical industry, increasing internal demand and prices.

As a result of the demand recovery in the domestic market, the producers of thermoplastic resins and elastomers have been able to pass along prices the increase in raw materials costs resulting from the elevation of international prices. The growth in domestic consumption coupled with the low level of inventories in the petrochemical chain as a whole reduced the excess inventories that had been directed to external markets.

During the third quarter of 2004, domestic demand for polyethylene and polypropylene increased by 21% in both products as compared to the same period of the prior year. During the first 9 months of the year, domestic demand for polyethylene and polypropylene increased by 16% and 14%, respectively, in relation to the same period in 2003.

Demand for elastomers (SBR and BR) increased by 21% in the third quarter of 2004 as compared to the same period of 2003. From January to September 2004, domestic demand reached 234 thousand tons, representing an increase of 15% in the comparison with the same period of 2003.

Operating Performance of Subsidiaries under Joint Control:

Suzano Petroquímica, as a non-operating holding company, depends directly of the results of subsidiaries under joint control. The main operating results are as follows:

Turnover (000 ton)	3Q04	3Q03	Δ%	9M04	9M03	Δ%
Polibrasil	143.4	134.6	6.3	414.0	332.8	24.4
domestic market	124.4	109.6	13.2	352.4	291.1	21.0
foreign market	19.0	25.0	-24.0	61.6	41.7	47.7
Politeno	92.5	101.6	-9.0	249.6	246.9	1.1
domestic market	80.2	86.4	-7.2	222.6	213.3	4.4
foreign market	12.4	15.2	-18.9	27.0	33.6	-19.6
Petroflex	92.5	85.9	7.7	267.9	253.0	5.9
domestic market	65.7	55.9	17.7	189.3	165.5	14.4
foreign market	26.8	30.1	-10.8	78.6	87.4	-10.1
Rio Polimeros (domestic market)	12.2	5.5	121.8	34.9	10.2	242.2

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Production (000 ton)	3Q04	3Q03	Δ%	9M04	9M03	Δ%
Polibrasil	158.2	136.5	15.0	432.3	352.3	22.7
Politeno	93.2	89.4	4.3	239.7	242.6	-1.1
Petroflex	95.1	84.1	13.1	267.0	248.8	7.3
Rio Polímeros	NA	NA	-	NA	NA	-

NA: Not applicable

Polibrasil

- During third quarter of 2004, unit sales reached 143.1 tons, representing an increase of 6.3% if compared with the third quarter of 2003, while total production increased by 15.8%. Unit sales in the third quarter of 2004 have not increased by the same proportion of the production increase as a result of specific decisions of recovering prior inventory levels. During the same period, the utilization of production capacity reached 97.5%. During the first nine months of 2004, unit sales increased by 24.4% and production increased by 22.7%. During this period, the utilization of production capacity reached 87.8%.
- During the third quarter of 2004, gross margin was 20.5%, 7.4 p.p. higher than during the same period of 2003 due to sales prices and, in a minor extension, to unit sales increase. From January to September of 2004, gross margin was 20.0%, 3.6 p.p. higher than the same period of 2003.
- During the third quarter of 2004, relative EBITDA was 15.8%, with an increase of 6.1 p.p. in relation to the third quarter of 2003. During the first nine months of 2004, relative EBITDA reached 16.2%, an increase of 3.5 p.p.
- During the third quarter of 2004, net income reached R$45.1 million, against a loss of R$3.3 million in the same period of the prior year. During the first nine months of 2004, net income reached R$77.2 million, 47.8% higher than the same period of 2003.

Politeno

- During the third quarter of 2004, Politeno sold 92.5 tons, representing a reduction of 9% if compared with the same period of 2003, while production increased by 4.3%. This is explained by a sales transfer from the second to the third quarter of 2003. The average degree of utilization of production capacity reached almost 97%. From January to September 2004, unit sales increased by 1.1%. During this period, the utilization of production capacity reached 90%.
- During the third quarter of 2004, gross margin was 21.4%, the same of the third quarter of the prior year. Despite the unit sales reduction in the period, the increase in sales prices maintained the gross margin. During the first nine months of 2004, gross margin reached 21.1%, showing a little decrease of 0.7 p.p. in relation to the same period of 2003.
- During the third quarter of 2004, relative EBITDA was 15.3%, 1.7 p.p. higher than in the third quarter of the prior year. During the first nine months of 2004, relative EBITDA was 15.4%, 1.1 p.p. higher than same period of 2003.
- Net income reached R$32.6 million, 89.5% higher than net income of the third quarter of 2003. During the first nine months of 2004, net income reached R$73.5 million, 42.2% higher than 2003.

Petroflex

- During the third quarter of 2004, Petroflex sold 92.5 tons, 7.7% more than the in same period of 2003, while production increased by 13.1%, reaching 95.1 thousand tons and the utilization of production capacity reached 95.3%. From January to September 2004, unit sales increased by 5.9% and the utilization of capacity reached 94.4%.
- During the third quarter of 2004, gross margin was 21.8%, 10.1 p.p. higher than in the same period of the prior year, explained by raw material price increases passed along to sales prices. During the first nine months of 2004, gross margin reached 19.4%, representing an increase of 5.8 p.p.
- During the third quarter of 2004, relative EBITDA was 14.9%, 6.7 p.p. higher than in the same period of 2003, as a result of a mix of the sales price increases referred to above with an increase of freight expenses. During the first nine months of 2004, relative EBITDA was 13.6%, representing an increase of 3.1 p.p.
- During the third quarter of 2004, net income reached R$27.5 million, 578.1% higher than the in the first quarter of 2003. During the first nine months of 2004, net income reached R$67.3 million, representing an increase of 123.0% in relation to 2003.

Rio Polímeros

- During the third quarter of 2004, Rio Polímeros sold 12.2 thousand tons as result of its pre-marketing activities started in March of 2003. From January to September 2004, the company sold 34.9 thousand tons, amplifying the customer basis and the types of products offered to the market.
- Until November 2003, the result of pre-marketing activities was recorded as deferred charges. Consequently the results of 2004 are not comparable with those from 2003.
- During the third quarter of 2004, net income reached R$1.3 million (R$2.8 million for the nine months).
- As of September 30, 2004, the construction work was estimated being 86% complete. The start up of operations is expected to take place during the second quarter of 2005.

Net Revenues

During the third quarter of 2004, consolidated net revenues reached R$448.0 million, 37.3% higher than net revenues of the same period of 2003. This increase was, mainly, a result of the increase in prices of thermoplastic resin and elastomers coupled with increased unit sales of subsidiaries under joint control.

During the first nine months of 2004, net revenues reached R$1,159.3 million, 30.8% higher than net revenues for the same period of 2003. This increase is also explained by the reasons mentioned above.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Net Revenues	Total			Suzano Petroquímica Share	
R$ million	3Q04	3Q03	Var. %	3Q04	3Q03
Polibrasil [1]	490.7	360.6	36.1	245.4	180.3
Politeno	342.4	260.4	31.5	119.8	91.1
Petroflex	344.1	272.7	26.2	69.2	54.9
Rio Polímeros	40.9	-	-	13.6	-
Total	-	-	-	**448.0**	**326.3**

Net Revenues	Total			Suzano Petroquímica Share	
R$ million	9M04	9M03	Var. %	9M04	9M03
Polibrasil [1]	1.279.0	951.7	34.4	639.5	475.9
Politeno	852.6	702.9	21.3	298.3	245.9
Petroflex	921.6	816.7	12.8	185.4	164.3
Rio Polímeros	108.3	-	-	36.1	-
Total	-	-	-	**1159.3**	**886.1**

(1) Polipropileno S.A.

- **Polibrasil:** Net revenues for the third quarter of 2004 reached R$490.7 million, 36.1% higher than the same period of 2003, explained by the increase of average sales prices and the 6.3% increase in unit sales.

  During the first nine months of 2004, net revenues reached R$1,279.0 million, 34.4% higher than the same period of 2003. It is a consequence of a 24.4% increase in unit sales coupled with increases in sales prices.

  Our share of these revenues amounted to R$245.4 million during the third quarter of 2004 and R$639.5 million during the nine months ended September 2004.

- **Politeno:** Net revenues for the third quarter of 2004 reached R$342.4 million, 31.5% higher than the same period of 2003, as a result of the significant increase in sales prices coupled with a reduction of 9.0% in unit sales.

  During the first nine months of 2004, net revenues reached R$852.6 million, 21.3% higher than the same period of 2003, resulting from increases in sales prices coupled with a reduction of unit sales of 1.1%.

  Our share on Politeno revenues reached R$119.8 million during the third quarter of 2004 and R$298.3 million for the first nine months of 2004, compared with R$91.1 million and R$245.9 million, respectively, for the same periods of 2003.

- **Petroflex:** Net revenues for the third quarter of 2004 reached R$344.1 million, 26.2% higher than the same period of 2003. This resulted from price

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

realignments driven by raw materials costs coupled with an increase of 7.7% in the unit sales.

During the first nine months of 2004, net revenues reached R$921.6 million, 12.8% higher than the same period of 2003. This was a consequence of unit sales growth of 5.9% coupled with an increase of elastomers sales prices.

Our share on Petroflex revenues reached R$69.2 million during the third quarter of 2004 and R$185.4 million for the first nine months of 2004, compared with R$54.9 million and R$164.3 million, respectively, for the same periods of 2003.

- **Rio Polímeros:** Net revenues for the third quarter of 2004 reached R$40.9 million and R$108.3 million for the first nine months of 2004.

  Our share on these revenues amounted to R$13.6 million during the third quarter and R$36.1 million during the first nine months of 2004.

Cost of Goods and Services Sold

During the third quarter of 2004, the consolidated cost of goods sold increased by 28.5%, as compared with the same period of 2003, reaching R$355.3 million. During the first nine months of 2004, the consolidated cost of sales increased by 26.3%, reaching R$929.1 million, explained mainly by raw material cost increases and, in a minor degree, by unit sales variation.

Cost of Goods	Total			Suzano Petroquímica Share	
R$ million	3Q04	3Q03	Var. %	3Q04	3Q03
Polibrasil [1]	390.2	313.5	24.4	195.1	156.8
Politeno	268.6	204.1	31.6	94.0	71.4
Petroflex	269.1	240.9	11.7	54.1	48.5
Rio Polímeros	36.0	-	-	12.0	-
Total	-	-	-	**355.2**	276.7

Cost of Goods	Total			Suzano Petroquimica Share	
R$ million	9M04	9M03	Var. %	9M04	9M03
Polibrasil [1]	1023.8	795.8	28.7	511.9	397.9
Politeno	673.5	559.3	20.4	235.6	195.7
Petroflex	742.9	706.1	5.2	149.5	142.1
Rio Polímeros	96.5	-	-	32.2	-
Total	-	-	-	**929.2**	735.7

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

- **Polibrasil:** Cost of sales for the third quarter of 2004 reached R$390.2 million, 24.4% higher than the same period of 2003, explained mainly by the significant increase of propylene prices and, in a minor degree, by the unit sales increase of 6.3%.

  During the first nine months of 2004, the cost of goods sold reached R$1,023.8 million, 28.7% higher than the same period of 2003. This is a result, mainly, of the significant increase in raw material costs, generated by propylene price increases, associated with a bigger consumption in the new plant, which has stabilized its production output in the second semester of 2003.

  Our share on the cost of goods sold reached R$195.1 million during the first quarter of 2004 and R$511.9 million during the first nine months of 2004, compared with R$156.8 million and R$397.9 million, respectively, for the same periods of 2003.

- **Politeno:** Cost of sales for the third quarter of 2004 reached R$268.6 million, 31.6% higher than the same period of 2003. This results mainly from the significant increase of raw material costs, caused by the high international prices of petroleum and petrochemical naphtha during 2004.

  During the first nine months of 2004, cost of goods sold reached R$673.5 million, 20.4% higher than the same period of 2003, explained mainly by the increase of the raw material costs.

  Our share on total cost of goods sold reached R$94.0 million during the first quarter of 2004 and R$235.6 million for the first nine months of 2004, compared with R$71.4 million and R$195.7 million, respectively, during the same periods of 2003.

- **Petroflex:** Cost of goods sold for the third quarter of 2004 reached R$269.1 million, 11.7% higher than the same period of 2003, explained by the increase of raw material costs, butadiene and styrene, and by unit sales growth.

  During the first nine months of 2004, cost of goods sold reached R$742.9 million, 5.2% higher than the same period of 2003, explained mainly by the increase of the raw material costs, butadiene and styrene, and by unit sales growth.

  Our share on total cost of goods sold reached R$54.1 million during the third quarter of 2004 and R$149.5 million for the first nine months of 2004, compared with R$48.5 million and R$142.1 million, respectively, during the same periods of 2003.

- **Rio Polímeros:** Cost of goods sold for the third quarter of 2004 reached R$36.0 million and R$96.5 million during the first nine months of 2004.

  Our share on total cost of sales reached R$12.0 million during the third quarter of 2004 and R$32.1 million during the first nine months of 2004.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Gross Profit

During the third quarter of 2004, the Company's consolidated gross profit reached R$92.7 million, which was 86.7% higher than the gross profit of the same period of 2003. During the first nine months of 2004, gross profit reached R$230.2 million, 53.0% higher than the same period of 2003. Gross margin for third quarter of 2004 was 20.7%, 5.5 p.p. higher than the same period of 2003 and 19.9% for the first nine months of 2004, 2.9 p.p. higher than the same period of 2003, both explained by the increase in the gross profit of subsidiaries under joint control.

Gross Profit %	3Q04	3Q03	Var. (p.p.)	9M04	9M03	Var. (p.p)
Polibrasil (1)	20.5	13.1	7.4	20.0	16.4	3.6
Politeno	21.4	21.6	-0.2	21.1	[illegible]	0.7
Petroflex	21.8	11.7	10.1	19.4	13.5	5.9
Rio Polímeros	12.0	-	-	10.9	-	-

- **Polibrasil:** Gross margin was 20.5% and 20.0%, respectively, for the third quarter and for the first nine-months of 2004, higher by 7.4 p.p. and 3.6 p.p., respectively, than the same periods of 2003.

- **Politeno:** Gross margin was 21.4%, comparable with gross margin for the same period of 2003. For the first nine months of 2004, gross margin was 21.1%, representing a little increase of 0.7 p.p. compared with the same period of 2003.

- **Petroflex:** Gross margin was 21.8% and 19.4%, respectively, for the third quarter and for the first nine months of 2004, higher by 10.1 p.p. and 5.8 p.p., respectively, than the same periods of 2003.

- **Rio Polímeros:** Gross margin resulting from products resale (pre-marketing) was 12.0% and 10.9%%, respectively, for the third quarter and for the first nine months of 2004.

Sales, General and Administrative Expenses

During the third quarter of 2004, sales, general and administrative expenses increased by 32.4% as compared with the same period of 2003 and reached R$41.8 million. During the first nine months of 2004, sales, general and administrative expenses increased by 33.1% as compared with the same period of 2003 and reached R$112.1 million. These increases are explained by the following:

- **Company:** Sales, general and administrative expenses for the third quarter of 2004 reached R$4.0 million, 94.3% higher than the same period of 2003. During the first nine months of 2004, sales, general and administrative expenses reached R$11.4 million, 117.3% higher than the same period of 2003, explained, mainly, by the adjustments made on the management model and by the costs of contracted studies and advisory.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

- **Polibrasil:** Sales, general and administrative expenses reached R$43.8 million, for the third quarter of 2004, and R$117.5 million, for the first nine months of 2004, respectively, 31% and 38.2% higher than the same periods of 2003, mainly due to freight and other variable sales expenses. Our share on these expenses amounted to R$21.9 million during the third quarter and R$58.7 million during the first nine months of 2004, compared with R$16.7 million and R$42.5 million, respectively, for the same periods of 2003.

- **Politeno:** Sales, general and administrative expenses reached R$25.9 million, for the third quarter and R$63.4 million for the first nine months of 2004, respectively, 16.4% and 7.2% higher than the same periods of 2003. Our share on these expenses reached R$9.1 million and R$22.2 million, respectively, for the third quarter and first nine months of 2004, compared with R$7.8 million and R$20.7 million, respectively, for the same periods of 2003.

- **Petroflex:** Sales, general and administrative expenses reached R$25.7 million, for the third quarter of 2004, and R$71.4 million, for the first nine months of 2004, respectively, 31.1% and 21.7% higher than the same periods of 2003, explained, mainly, by freight expenses associated with sales. Our share on these expenses reached R$5.2 million and R$14.4 million during the third quarter and first nine months of 2004, respectively, compared with R$3.9 million and R$11.8 million, respectively, during the same periods of 2003.

- **Rio Polímeros:** Sales, general and administrative expenses reached R$2.9 million, for the third quarter of 2004, and R$7.7 million, for the first nine months of 2004, respectively, 176.5% and 279.3% higher than the same periods of 2003, explained by the intensification of pre-marketing activities.

EBITDA

During the third quarter of 2004, the Company's EBITDA increased by 99.1% and reached R$63.6 million, as compared with the same period of 2003. During the first nine months of 2004, the Company's EBITDA increased by 56.2% and reached R$161.9 million, as compared with the same period of 2003. Relative EBITDA for the third quarter of 2004 was 14.2%, 4.4 p.p. higher than the same period of 2003, while in the first nine months of 2004 relative EBITDA was 13.9%, 2.3 p.p. higher than the same period of 2003. These increases resulted from the increase in EBITDA of subsidiaries under joint control.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

EBITDA	Total			Suzano Petroquímica Share	
R$ million	3Q04	3Q03	Var. %	3Q04	3Q03
Polibrasil [1]	77.6	36.1	114.8	38.8	18.1
Politeno	52.4	38.4	33.3	18.3	13.4
Petroflex	51.3	22.4	129.0	10.3	4.5
Rio Polímeros	2.0	-	-	0.7	-

EBITDA	Total			Suzano Petroquímica Share	
R$ million	9M04	9M03	Var. %	9M04	9M03
Polibrasil [1]	207.0	121.1	70.9	103.5	60.6
Politeno	126.8	100.0	26.8	44.4	35.0
Petroflex	125.2	85.4	46.5	25.2	17.2
Rio Polímeros	4.2	-	-	1.4	-

- **Polibrasil:** Relative EBITDA was 15.8% and 16.2%, respectively, for the third quarter and for the first nine months of 2004, showing an increase of 5.8 p.p. and 3.5 p.p., respectively, as compared with the same periods of 2003.

- **Politeno:** Relative EBITDA was 15.3% for the third quarter and also for the first nine months of 2004, showing an increase of 0.5 p.p. and 1.1 p.p., as compared with the same periods of 2003.

- **Petroflex:** Relative EBITDA was 14.9% and 13.6%, respectively, for the third quarter and for the first nine months of 2004, showing an increase of 6.7 p.p. and 3.1 p.p., respectively, as compared with the same periods of 2003.

Net Financial Result

During the third quarter of 2004, the consolidated net financial result was negative by R$1.2 million, compared with a negative result of R$8.7 million for the same period of 2003, a variation explained, mainly, by the impact of the appreciation of the local currency in relation to the U.S. dollar over the cash funds in U.S. dollars maintained by Suzanopar Petroquímica Ltd.

During the first nine months of 2004, our net financial result was negative by R$13.2 million, compared with a negative result of R$58.1 million for the same period of 2003. 2004 result is explained by the reason mentioned above.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Income Tax and Social Contribution

During the third quarter of 2004, consolidated income tax and social contribution amounted to R$16.3 million, compared with R$4.0 million in the same period of 2003, a variation explained mainly by the increase in taxable income.

For the first nine months of 2004, income tax and social contribution amounted to R$29.1 million, compared with R$27.5 million in the same period of 2003. This variation is explained by the appreciation of the local currency in relation to the U.S. dollar during 2003, which caused an exchange variation loss from the investment in the overseas subsidiary (Suzanopar Petroquímica Ltd.). This loss is classified as equity pick up in the Company's individual financial statements and as financial expense in the consolidated financial statements.

Net Income (Loss)

During the third quarter of 2004, net income was R$31.4 million, compared with R$6.3 million for the same period of 2003, an increase of 401.8%. For the first nine months of 2004, net income was R$76.7 million, compared with R$12.6 million for the same period of 2003, an increase of 709.9%.

Cash and Debt

Net consolidated debt as of September 30, 2004 was R$613.9 million, compared with R$579 million as of June 30, 2004, an increase of 6% during this period. This variation is explained by: an increase of debt of Rio Polímeros, due to the project execution; a small increase in Polibrasil debt to support its investment plans; and also a reduction in cash funds of Suzanopar Petroquímica Ltd., due to the appreciation of the local currency in relation to the U.S. dollar. Suzanopar is an indirect subsidiary, which has funds in U.S. dollars that have been used for funding the capital needs of Rio Polímeros.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS' EQUITY %	7-TYPE OF COMPANY	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	82.67	1	663,116	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	17.70	1	144.376	144,376
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	26.56	1	120,606	120,606
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	27.88	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	10.79	1	29,659	34,359
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	33.80	17.56	1	20,710,444	20,710,444
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	38.27	1	304,098	290,844

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - WITHOUT QUALIFICATIONS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly financial statements of Suzano Petroquímica S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of income for the quarter and nine-month period then ended and the management's performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management. The quarterly financial statements of the indirect subsidiary Rio Polímeros S.A. for the quarter ended September 30, 2004, whose investment represents 37.6% of the Company's assets and generated an equity gain of R$446,000 in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment account, income impacts and amounts included in Note 9 to the quarterly financial statements for the indirect subsidiary, is based solely on the report of the other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of, and discussions with, officers responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. We had previously reviewed the balance sheet as of June 30, 2004, presented for comparative purposes, and issued an unqualified special review report thereon, dated August 4, 2004. The statements of income for the quarter and nine-month period ended September 30, 2003, presented for comparative purposes, were reviewed by other independent auditors whose special review report thereon, dated November 4, 2003, included no qualifications.

5. According to the special review report on the quarterly financial statements of Politeno Indústria e Comércio S.A. (subsidiary under joint control, in which the Company has a 33.8% ownership interest), dated October 21, 2004, this subsidiary has recorded recoverable ICMS (State VAT) amounting to R$109,414,000 (of which R$36,982,000 is reflected in the Company's consolidated financial statements), whose possible courses of action for recovery have been discussed with the Bahia State Tax Agency. The realization of these credits is dependent upon the success of these ongoing negotiations.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2004 TO 09/30/2004	4- FROM 01/01/2004 TO 09/30/2004	5- FROM 07/01/2003 TO 09/30/2003	6- FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	20,700	54,680	3,448	(23,797)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(264)	(1,425)	(631)	(2,407)
3.06.03	FINANCIAL	430	893	130	538
3.06.03.01	INTEREST INCOME	516	1,275	237	1,004
3.06.03.02	INTEREST EXPENSES	(86)	(382)	(107)	(466)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	20,534	55,212	3,949	(21,928)
3.07	OPERATING RESULT	20,700	54,680	3,448	(23,797)
3.08	NON OPERATING RESULT	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	20,700	54,680	3,448	(23,797)
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(657)	(682)	(42)	(254)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	20,043	53,998	3,406	(24,051)
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	663,116	663,116	629,703	629,703
	EARNINGS PER SHARE	0.03023	0.08143	0.00541	
	LOSS PER SHARE				(0.03819)

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company: SUZANO QUÍMICA LTDA.

Income of the subsidiary Suzano Química Ltda. derived mainly from its direct investments in Petroflex Indústria e Comércio S.A. and in Rio Polímeros S.A., and also its indirect investment in Polibrasil Resinas S.A.

Rio Polímeros

During the third quarter of 2004, Rio Polímeros sold 12.2 thousand tons as a result of its pre-marketing activities, which started in March 2003. From January to September 2004, the company sold 34.9 thousand tons, amplifying the customer basis and the types of products offered to the market.

Until November 2003, the results from pre-marketing activities were recorded as deferred charges. Consequently the results for 2004 are not comparable with those from 2003.

During the third quarter of 2004, net income reached R$1.3 million (R$2.8 million for the first nine months of 2004).

As of September 30, 2004, the construction work was estimated being 86% complete. The start up of operations is expected to take place during the second quarter of 2005.

Net revenues for the third quarter of 2004 reached R$40.9 million and R$108.3 million for the first nine months of 2004.

Cost of goods for the 3Q04 reached R$36.0 million, and R$96.5 million for the first nine months of 2004.

Gross margin resulting from products resale (pre-marketing) was 12.0% and 10.9%%, for the third quarter and for the first nine months of 2004, respectively.

Sales, general and administrative expenses reached R$2.9 million for the third quarter of 2004, and R$7.7 million for the first nine months of 2004, 176.5% and 279.3%, respectively, higher than the same periods of 2003. The variation is explained by the intensification of pre-marketing activities.

Petroflex

During the third quarter of 2004, Petroflex sold 92.5 tons, representing 7.7% more than the same period of 2003, while production output increased by 13.1%, reaching 95.1 thousand tons, with utilization of production capacity of 95.3%. From January to September 2004, unit sales increased by 5.9% and the utilization of production capacity reached 94.4%.

During the third quarter of 2004, gross margin was 21.8%, 10.1 p.p. higher than in the same period of 2003. This variation is explained by the sales price realignment originated by the increase in raw material costs. During the first nine months of 2004, gross margin was 19.4%, representing an increase of 5.8 p.p.

During the first quarter of 2004, relative EBITDA was 14.9%, 6.7 p.p. higher than the third quarter of the prior year, a variation explained by the sales price realignment discussed above coupled with increases in freight expenses. During the first nine months of 2004, relative EBITDA was 13.6%, representing an increase of 3.1 p.p.

During the third quarter of 2004, net income reached R$27.5 million, 578.1% higher than the same period of the prior year. During the first nine months of 2004, net income reached R$67.3 million, representing an increase of 123.0% in relation to the same period in 2003.

Net revenues for the third quarter of 2004 reached R$344.1 million, 26.2% higher than the same period of 2003, explained by the realignment of sales prices and the 7.7% growth in unit sales.

During the first nine months of 2004, net revenues reached R$921.6 million, 12.8% higher than the same period of 2003. This results from unit sales increase of 5.9% and from increases of elastomers sales price.

Cost of goods sold for the third quarter of 2004 reached R$269.1 million, 11.7% higher than the same period of 2003, explained by the increase of raw material costs, butadiene and styrene, and by the increase in unit sales.

During the first nine months of 2004, cost of goods sold reached R$742.9 million, 5.2% higher than the same period of 2003, explained mainly by the increase of raw material costs, butadiene and styrene, and by the increase in unit sales.

Gross margin was 21.8% and 19.4%, respectively, for the third quarter and for the first nine months of 2004, higher by 10.1 p.p. and 5.8 p.p., respectively, than the same periods of 2003.

Sales, general and administrative expenses reached R$25.7 million for the third quarter, and R$71.4 million for the first nine months of 2004, 31.1% and 21.7% higher, respectively, than the same periods of 2003, variations explained, mainly, by sales freight expenses.

Relative EBITDA was 14.9% and 13.6%, respectively, for the third quarter and for the first nine months of 2004, showing an increase of 6.7 p.p. and 3.1 p.p., respectively, as compared with the same periods of 2003

Polibrasil Participações S.A./Polipropileno S.A. / Polibrasil Resinas S.A.

During the third quarter of 2004, unit sales reached 143.1 tons, representing an increase of 6.3% as compared with the third quarter of 2003, while production increased by 15.8%. Unit sales in the third quarter of 2004 have not increased by the same proportion of the production increase as a result of specific decisions of recovering prior inventory levels. During the same period, the utilization of production capacity reached 97.5%. During the first nine months 2004, unit sales increased by 24.4% and production increased by 22.7%. During this period, the utilization of production capacity reached 87.8%.

During the third quarter of 2004, gross margin was 20.5%, 7.4 p.p. higher than during the same period of 2003, due to higher sales prices and, in a minor extension, to unit sales. From January to September of 2004, gross margin was 20.0%, which was 3.6 p.p. higher than the same period of 2003.

During the third quarter of 2004, relative EBITDA was 15.8%, with an increase of 6.1 p.p. in relation to the third quarter of 2003. During the first nine months of 2004, relative EBITDA reached 16.2%, an increase of 3.5 p.p.

During the third quarter of 2004, net income reached R$45.1 million, against a loss of R$3.3 million in the same period of the prior year. During the first nine months of 2004, net income reached R$77.2 million, 47.8% higher than the same period of 2003.

Net revenues for the third quarter reached R$490.7 million, 36.1% higher than the same period of 2003, explained by the increase of the average sales prices and by the increase in unit sales by 6.3%.

During the first nine months of 2004, net revenue reached R$1,279.0 million, 34.4% higher than the same period of 2003, as a result of the 24.4% increase in unit sales and of the increases sales prices.

Cost of goods sold for the third quarter of 2004 reached R$390.2 million, 24.4% higher than the same period of 2003, variation explained mainly by the significant increase of the propylene costs and, in a minor degree, by the unit sales increase of 6.3%.

During the first nine months of 2004, cost of goods sold reached R$1,023.8 million, 28.7% higher than the same period of 2003, as a result of, mainly, the significant increase in the raw material costs, generated by the increase in propylene prices, associated with a bigger consumption in the new plant, which has stabilized its production output in the second semester of 2003.

Gross margin was 20.5% and 20.0%, respectively, for the third quarter and for the first nine months of 2004, higher by 7.4 p.p. and 3.6 p.p., respectively, than the same periods of 2003.

Sales, general and administrative expenses reached R$43.8 million for the third quarter of 2004, and R$117.5 million for the first nine months of 2004, 31% and 38.2% higher, respectively, than the same periods

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

of 2003, mainly due to freight and other variable sales expenses. Our share in these expenses reached R$21.9 million during the third quarter of 2004 and R$58.7 million during the first nine months of 2004, compared with R$16.7 million and R$42.5 million, respectively, for the same periods of 2003.

Relative EBITDA was 15.8% and 16.2%, for the third quarter and the first nine months of 2004, respectively, showing an increase of 5.8 p.p. and 3.5 p.p., respectively, as compared with the same periods of 2003.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2004 TO 09/30/2004	4- FROM 01/01/2004 TO 09/30/2004	5- FROM 07/01/2003 TO 09/30/2003	6- FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	15,516	34,631	8,928	22,604
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(235)	(699)	(345)	(1,092)
3.06.03	FINANCIAL	92	238	126	869
3.06.03.01	INTEREST INCOME	175	379	142	959
3.06.03.02	INTEREST EXPENSES	(83)	(141)	(16)	(90)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	15,659	35,092	9,147	22,827
3.07	OPERATING INCOME	15,516	34,631	8,928	22,604
3.08	NON OPERATING RESULT	28	28	0	0
3.08.01	REVENUES	28	28	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	15,544	34,659	8,928	22,604
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	15,544	34,659	8,928	22,604
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	144,376	144,376	144,376	144,376
	EARNINGS PER SHARE	0.10766	0.24006	0.06184	0.15656
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company: SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

Income of SPQ Investimentos e Participações Ltda. derived from its direct investment in Politeno Indústria e Comércio S.A.

Politeno

During the third quarter of 2004, Politeno sold 92.5 tons, representing a reduction of 9% if compared with the same period of 2003, while production increased by 4.3%. This is explained by a sales transfer from the second to the third quarter of 2003. The average degree of utilization of production capacity reached almost 97%. Between January and September 2004, unit sales increased by 1.1%. In this period, the utilization of production capacity reached 90%.

During the third quarter of 2004, gross margin was 21.4%, the same of the third quarter of the prior year. Despite the unit sales reduction in the period, the increase in sales prices maintained gross margin. During the first nine months of 2004, gross margin reached 21.1%, showing a little decrease of 0.7 p.p. in relation to the same period of 2003.

During the third quarter of 2004, relative EBITDA was 15.3%, 1.7 p.p. higher than in the third quarter of the prior year. During the first nine months of 2004, relative EBITDA was 15.4%, 1.1 p.p. higher than same period of 2003.

Net income reached R$32.6 million, 89.5% higher than net income of the third quarter of 2003. During the first nine months of 2004, net income reached R$73.5 million, 42.2% higher than 2003.

Net revenues for the third quarter of 2004 reached R$342.4 million, 31.5% higher than the same period of 2003, as a result of the significant increase in sales prices coupled with a reduction of 9.0% in unit sales.

During the first nine months of 2004, net revenues reached R$852.6 million, 21.3% higher than the same period of 2003, resulting from increases in sales prices coupled with a reduction of unit sales of 1.1%.

Cost of sales for the third quarter of 2004 reached R$268.6 million, 31.6% higher than the same period of 2003. This results mainly from the significant increase of raw material costs, caused by the high international prices of petroleum and petrochemical naphtha during 2004.

During the first nine months of 2004, cost of goods sold reached R$673.5 million, 20.4% higher than the same period of 2003, explained mainly by the increase of the raw material costs.

Gross margin was 21.4%, comparable with gross margin for the same period of 2003. For the first nine months of 2004, gross margin was 21.1%, representing a little increase of 0.7 p.p. compared with the same period of 2003.

Sales, general and administrative expenses reached R$25.9 million, for the third quarter and R$63.4 million for the first nine months of 2004, respectively, 16.4% and 7.2% higher than the same periods of 2003. Our share on these expenses reached R$9.1 million and R$22.2 million, respectively, for the third quarter and first nine months of 2004, compared with R$7.8 million and R$20.7 million, respectively, for the same periods of 2003.

Relative EBITDA was 15.3% for the third quarter and also for the first nine months of 2004, showing an increase of 0.5 p.p. and 1.1 p.p., as compared with the same periods of 2003.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2004 TO 09/30/2004	4- FROM 01/01/2004 TO 09/30/2004	5- FROM 07/01/2003 TO 09/30/2003	6- FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	44,402	75,871	(3,474)	51,495
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	9	(30)	(4)	(64)
3.06.03	FINANCIAL	(23)	(41)	(14)	(15)
3.06.03.01	INTEREST INCOME	0	0	0	0
3.06.03.02	INTEREST EXPENSES	(23)	(41)	(14)	(15)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	44,416	75,942	(3,456)	51,574
3.07	OPERATING INCOME	44,402	75,871	(3,474)	51,495
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	44,402	75,871	(3,474)	51,495
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	44,402	75,871	(3,474)	51,495
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	EARNINGS PER SHARE	0.18408	0.31454		0.21349
	LOSS PER SHARE			(0.01440)	

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
POLIBRASIL PARTICIPAÇÕES S.A.

Income of Polibrasil Participações S.A. derives from its indirect investment in Polibrasil Resinas S.A. through its subsidiary Polipropileno S.A.

During third quarter of 2004, unit sales reached 143.1 tons, representing an increase of 6.3% if compared with the third quarter of 2003, while total production increased by 15.8%. Unit sales during the third quarter of 2004 have not increased by the same proportion of the production increase as a result of specific decisions of recovering prior inventory levels. During the same period, the utilization of production capacity reached 97.5%. During the first nine months 2004, unit sales increased by 24.4% and production increased by 22.7%. During this period, the utilization of production capacity reached 87.8%.

During the third quarter of 2004, gross margin was 20.5%, 7.4 p.p. higher than during the same period of 2003, due to higher sales prices and, in a minor extension, to unit sales. From January to September 2004, gross margin was 20.0%, 3.6 p.p. higher than the same period of 2003.

During the third quarter of 2004, relative EBITDA was 15.8%, with an increase of 6.1 p.p. in relation to the third quarter of 2003. During the first nine months of 2004, relative EBITDA reached 16.2%, an increase of 3.5 p.p.

During the third quarter of 2004, net income reached R$45.1 million, against a loss of R$3.3 million in the same period of the prior year. During the first nine months of 2004, net income reached R$77.2 million, 47.8% higher than the same period of 2003.

Net revenues for the third quarter of 2004 reached R$490.7 million, 36.1% higher than the same period of 2003, explained by the increase of average sales prices and the 6.3% increase in unit sales.

During the first nine months of 2004, net revenues reached R$1,279.0 million, 34.4% higher than the same period of 2003. It is a consequence of a 24.4% increase in unit sales coupled with increases in sales prices.

Cost of sales for the third quarter of 2004 reached R$390.2 million, 24.4% higher than the same period of 2003, explained mainly by the significant increase of propylene prices and, in a minor degree, by the unit sales increase of 6.3%.

During the first nine months of 2004, the cost of goods sold reached R$1,023.8 million, 28.7% higher than the same period of 2003. This is a result, mainly, of the significant increase in raw material costs, generated by propylene prices increases, associated with a bigger consumption in the new plant, which has stabilized its production output in the second semester of 2003.

Gross margin was 20.5% and 20.0%, respectively, for the third quarter and for the first nine-months of 2004, higher by 7.4 p.p. and 3.6 p.p., respectively, than the same periods of 2003.

Sales, general and administrative expenses reached R$43.8 million, for the third quarter of 2004, and R$117.5 million, for the first nine months of 2004, respectively, 31% and 38.2% higher than the same periods of 2003, mainly due to freight and other variable sales expenses. Our share on these expenses amounted to R$21.9 million during the third quarter and R$58.7 million during the nine months of 2004, compared with R$16.7 million and R$42.5 million, respectively, during the same periods of 2003.

Relative EBITDA was 15.8% and 16.2%, respectively, for the third quarter and for the first nine months of 2004, showing an increase of 5.8 p.p. and 3.5 p.p., respectively, as compared with the same periods of 2003.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2004 TO 09/30/2004	4- FROM 01/01/2004 TO 09/30/2004	5- FROM 07/01/2003 TO 09/30/2003	6- FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING (EXPENSES) REVENUES	1,350	2,198	701	2,952
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(60)	(68)	(11)	(54)
3.06.03	FINANCIAL	1,410	2,266	712	3,006
3.06.03.01	INTEREST INCOME	1,131	4,112	1,309	4,427
3.06.03.02	INTEREST EXPENSES	279	(1,846)	(597)	(1,421)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	1,350	2,198	701	2,952
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	1,350	2,198	701	2,952
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,350	2,198	701	2,952
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	29,659	29,659	61,400	61,400
	EARNINGS PER SHARE	0.04552	0.07411	0.01142	0.04808
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SUZANOPAR PETROQUÍMICA LTD.

A wholly-owned offshore subsidiary of Suzano Química, the funds of which (cash and cash equivalents in foreign currency) have been used to fund the investments of Suzano Química in Rio Polímeros, for the construction of the Rio de Janeiro gas-chemical complex. From January to September 2004, approximately US$23.4 million, corresponding to R$69.1 million, were remitted to Brazil, and the equivalent of US$17.9 million, corresponding to R$53.0 million, were invested in Rio Polímeros.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2004 TO 09/30/2004	4- FROM 01/01/2004 TO 09/30/2004	5- FROM 07/01/2003 TO 09/30/2003	6- FROM 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	55,375	145,721	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	(14,525)	(37,435)	0	0
3.03	NET REVENUE (SALES AND SERVICES)	40,850	108,286	0	0
3.04	COST OF GOODS AND SERVICES SOLD	(35,959)	(96,459)	0	0
3.05	GROSS PROFIT	4,891	11,827	0	0
3.06	OPERATING (EXPENSES) REVENUES	(2,865)	(7,574)	0	0
3.06.01	SALES EXPENSES	(2,904)	(7,678)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL	39	104	0	0
3.06.03.01	INTEREST INCOME	0	0	0	0
3.06.03.02	INTEREST EXPENSES	0	0	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	2,026	4,253	0	0
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	2,026	4,253	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(687)	(1,446)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,339	2,807	0	0
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	912,294	912,294	667,981	667,981
	EARNINGS PER SHARE	0.00147	0.00308	0.00000	0.00000
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
RIO POLÍMEROS S.A.

During the third quarter of 2004, Rio Polímeros sold 12.2 thousand tons as result of its pre-marketing activities started in March of 2003. From January to September 2004, the company sold 34.9 thousand tons, amplifying the customer basis and the types of products offered to the market.

Until November 2003, the result of pre-marketing activities was recorded as deferred charges. Consequently the results of 2004 are not comparable with those from 2003.

During the third quarter of 2004, net income reached R$1.3 million (R$2.8 million for the nine months).

As of September 30, 2004, the construction work was estimated being 86% complete. The start up of operations is expected to take place during the second quarter of 2005.

Net revenues for the third quarter of 2004 reached R$40.9 million and R$108.3 million for the first nine months of 2004.

Cost of goods sold for the third quarter of 2004 reached R$36.0 million and R$96.5 million during the first nine months of 2004.

Gross margin resulting from products resale (pre-marketing) was 12.0% and 10.9%%, respectively, for the third quarter and for the first nine months of 2004.

Sales, general and administrative expenses reached R$2.9 million, for the third quarter of 2004, and R$7.7 million, for the first nine months of 2004, respectively, 176.5% and 279.3% higher than the same periods of 2003, explained by the intensification of pre-marketing activities.